Form 20-F
period 2002-12-31
CROW TECHNOLOGIES 1977 LTD
filed 2003-07-15
CIK 770320

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002
Commission file no. O-13844

CROW TECHNOLOGIES 1977 LTD.
(Formerly: BARI TRUST INVESTMENTS LTD.)
(Exact name of Registrant as specified in its charter and
translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

1 Azrieli Center, The Round Tower, Tel-Aviv 67021, Israel
 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, par value NIS 0.25 per share
(Title of Class)

Securities for which there is reporting obligation pursuant to Section 15(d) of the Act:

None

          Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
          4,372,275 Ordinary Shares

          Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes   ☐  No

          Indicate by check mark which financial statement item the Registrant has elected to follow:

☐  Item 17   ☒  Item 18

          As used herein, the “Company”, “Crow Technologies 1977 Ltd.”, “Crow”, “we”, or “us” “our” refers to Crow Technologies 1977 Ltd., and its consolidated subsidiaries and  “Orev” refers to Crow Electronic Engineering Ltd., our main subsidiary.

          This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “projects,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that we will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will continue to grow, that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report at Item 3: Risk Factors.

------------

          We have prepared our consolidated financial statements in New Israeli Shekels with a convenience translation into $US with respect to the year ended December 31, 2002 and in accordance with accounting principles generally accepted in Israel (“Israeli GAAP”), which differ in certain respects from the principles generally accepted in the United States (“U.S. GAAP”), as indicated in Note 21 to our consolidated financial statements included herein. All references herein to “dollars” or “$” are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

PART I

ITEM 1:     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not applicable.

ITEM 2:     OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.     KEY INFORMATION

          A.     SELECTED FINANCIAL DATA

          Crow Technologies 1977 Ltd. has prepared its consolidated financial statements contained in this annual report in accordance with generally accepted accounting principles in Israel (Israeli GAAP), which differ in certain respects from those which are followed in the United States.

          We have provided selected financial data both under generally accepted accounting principles in Israel and in the U.S.  You should read the selected consolidated financial data together with Item 5: Operating and Financial Review and Prospects and our consolidated financial statements included elsewhere in this annual report.

Selected Financial Data Under Israeli GAAP

          The selected consolidated statements of operations data of Crow Technologies 1977 Ltd. for the years ended December 31, 2000, 2001 and 2002 and the selected consolidated balance sheet data of Crow Technologies 1977 Ltd. as of December 31, 2001 and 2002 have been derived from the Consolidated Financial Statements of Crow Technologies 1977 Ltd., included elsewhere in this report. The selected consolidated statements of operations data for each of the years ended December 31, 1998 and 1999 and the selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 are derived from other audited financial statements not included in this report.  The financial statements for 2000, 2001 and 2002 reflect and include the operations of Orev, our wholly owned subsidiary for the entire year, while the financial statements for the year ended December 3, 1999 reflect and include the operations of Orev only for a period of about 6 months, since we acquired Orev in July 1999.  The financial data for the year 1998 include data of operation activity, which was sold by us and no longer exists.

          The following information is not necessarily indicative of results to be expected for any future period due to the discontinuation and sale of our original operations.  The data set forth below should be read in conjunction with Item 5: Operating and Financial Review and Prospects and Item 18: Financial Statements included elsewhere in this report.  See Note 21 to the Company’s consolidated financial statements set forth in Item 18 for financial data regarding material differences between U.S. GAAP and Israeli GAAP.  See also Note 2b to the Company’s consolidated financial statements set forth in Item 18 regarding the exchange rate between NIS and U.S. dollars.

          For your convenience, the financial data for the fiscal year ended December 31, 2002 is presented in United States dollars as well as NIS in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Consolidated Statements of Operations

	Year Ended December 31,

Adjusted NIS (December 2002) (in thousands, except per share amounts)	1998	1999	2000	2001	2002	2002 in $US

Sales	-	50,609	71,150	79,976	94,096	19,864
Cost of Sales	-	33,353	50,826	*59,277	61,476	12,978

Gross Profit	-	17,256	20,324	20,699	32,620	6,886

Research & Development Expenses	-	1,728	3,348	4,940	5,480	1,157
Selling & Marketing Expenses	79	3,429	5,381	7,606	6,913	1,460
General & Administrative Expenses	1,415	10,496	8,800	10,630	11,429	2,413
Amortization of Other Assets	-	-	-	*494	659	139

Operating Income (Loss)	(1,494)	1,603	2,795	(2,971)	8,139	1,717
Financial Income (Expenses), Net	1,910	(900)	(3,937)	(1,840)	(2,453)	(517)
Other Income (Expenses), Net	-	(5)	5030	4,696	(675)	(142)

Income (Loss) Before Taxes on Income	416	698	3,888	(115)	5,011	1,058
Taxes on Income	-	1,606	1,147	30	1,358	287

	416	(908)	2,741	(145)	3,653	771
Equity in Losses of Affiliates	-		(1,535)	(4,856)	(1,303)	(275)
Minority Interest in Losses (Earnings) of Subsidiaries	-	(178)	-	43	(237)	(50)

Income (Loss) from Continuing Operation	416	(1,086)	1,206	(4,958)	2,113	446
Gain (Loss) from Discontinued Operations, Net	7,490	-	-	-	-	-

Net Income (Loss)	7,906	(1086)	1,206	(4,958)	2,113	446
Basic and Diluted Net Earnings (Loss) per NIS 1 Par Value (in Adjusted NIS)	9.32	(1.28)	1.10	(4.54)	1.93	0.41
Basic and Diluted Net Earnings (Loss) per NIS 1 Par Value from Continuing Operations	0.49	(1.28)	1.10	(4.54)	1.93	0.41
Basic and Diluted Net Earnings per NIS 1 Par Value from Discontinued Operations	8.83	-	-	-	-	-

* Reclassified

Consolidated Balance Sheets Data

	Year Ended December 31,

Adjusted NIS (December 2002) (in thousands, except per share amounts)	1998	1999	2000	2001	2002	2002 in US $

Cash & Cash Equivalent	12,835	11,709	3,851	2,223	2,929	618
Working Capital	25,817	2,840	(3,322)	6,034	16,447	3,470
Total Assets	26,540	72,567	86,130	92,979	86,627	18,288
Short Term Bank Credit & Loans	-	43,113	46,346	37,321	26,118	5,515
Long Term Liabilities	-	1,980	5,851	19,097	23,991	5,064
Shareholders Equity	26,005	14,433	19,646	19,874	21,844	4,611
No. of Shares Outstanding (NIS 0.25 par value)	3,394,500	3,394,500	4,235,520	4,372,275	4,372,275	4,372,275
Dividend Per Share	-	NIS 0.54 U.S.$0.12	-	-	-	-

Selected Financial Data Under U.S. GAAP:

Consolidated Statements of Operations

	Year Ended December 31,

Adjusted NIS (December 2002) (in thousands, except per share amounts)	1998	1999	2000	2001	2002	2002 in US $

Sales	59,480	66,024	71,150	79,976	94,096	19,864
Cost of Sales	40,648	42,956	50,826	*59,277	61,476	12,978

Gross Profit	18,832	23,068	20,324	*20,699	32,620	6,886
Research & Development Expenses	1,471	2,104	3,348	4,940	5,480	1,157
Selling & Marketing Expenses	4,216	4,506	5,381	7,606	6,913	1,460
General & Administrative Expenses	5,671	11,046	8,800	10,630	11,429	2,413
Amortization of Other Assets	-	-	-	*494	659	139

Operating Income (Loss)	7,414	5,412	2,795	(2,971)	8,139	1,717
Financial Income (Expense), Net	350	410	(3,937)	(1,840)	(2,453)	(517)
Other Income (Expenses), Net	240	26	5,030	436	(675)	(142)

Net Income Before Taxes on Income	8,064	5,848	3,888	(4,375)	5,011	1,058
Taxes on Income	1,021	2,380	1,147	30	1,358	287

Net Income (Loss) After Tax	7,043	3,468	2,741	(4,405)	3,653	771
Equity in Losses of Affiliates, Net of Taxes	-	-	(1,535)	(4,007)	-	-
Minority Interest in Losses (Earnings) of Subsidiaries	180	(395)	-	43	(237)	(50)

Net Income (Loss)	7,223	3,073	1,206	(8,369)	3,416	721

Basic and Diluted Net Earnings (Loss) per NIS 1 Par Value (in Adjusted NIS)	2.13	0.91	0.28	(1.93)	0.78	0.16
Weighted Average number of Shares during the year	3,394,500	3,394,500	4,215,438	4,336,265	4,372,275	4,372,275

* Reclassified

Consolidated Balance Sheets Data

	Year Ended December 31,

Adjusted NIS (December 2002) (in thousands, except per share amounts)	1998	1999	2000	2001	2002	2002 in US $

Cash & Cash Equivalent	13,233	11,709	3,851	2,223	2,929	618
Working Capital	46,258	2,840	(3,322)	6,034	16,447	3,470
Total Assets	67,669	72,567	86,130	89,324	84,248	17,785
Short Term Bank Credit & Loans	425	43,113	46,346	37,321	26,118	5,515
Long Term Liabilities	1,188	1,980	5,851	19,097	23,991	5,064
Shareholders Equity	57,159	14,433	19,646	16,218	19,433	4,102
No. of Shares Outstanding (NIS 0.25 par value)	3,394,500	3,394,500	4,235,520	4,372,275	4,372,275	4,372,275
Dividend Per Share	-	NIS .054 U.S.$0.1	-	-	-	-

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

          Our business, operating results and financial condition could be seriously harmed due to any of the following risks, among others.  If we do not successfully address the risks to which we are subject, we could experience a material adverse effect on our business, results of operations and financial condition and our share price may decline.  We cannot assure you that we will successfully address any of these risks. You should carefully consider the following factors as well as the other information contained and incorporated by reference in this annual report before deciding to invest in any of our securities.

          If we do not develop new and enhanced products which are acceptable to our customers, we will go out of business.

          The introduction of new products or services or enhancements embodying new technologies and the emergence of new industry standards and practices can, within a relatively short period, render our existing products obsolete and unmarketable.  Accordingly, in order for us to grow and remain competitive in the future, we will need to continue to anticipate changes in technology and industry standards.  We will also have to successfully develop and introduce new and enhanced products which can gain market acceptance on a timely basis.

          If we are not able to successfully compete in the extremely competitive markets for security and alarm products, we will not be profitable.

          We may not be able to compete profitably with other security products and services companies on a long-term basis. We experience substantial competition in our business from regional, national and international firms.  We have numerous competitors, which include large international firms.  Many of our competitors have substantially greater capital resources, research and development personnel, facilities, marketing and distribution networks, name recognition and more extensive customer bases than we do.  We may not be able to successfully differentiate our products from those of our competitors or assure that the marketplace will consider our products superior to those of our competitors.  In addition, our competitors may develop products that render our products obsolete or less competitive.  We may not be able to compete profitably with such other companies on a long-term basis.

          We rely substantially on our suppliers, and our business operations could be negatively affected if they are unable to supply us in a timely fashion.

          Our products include a number of high-technology components that are available from only a few suppliers. We sometimes require large volumes of such components. If our suppliers are unable to fulfill our needs for such components, we may be unable to fill customer orders and our business and financial condition, including working capital and results of operations, may be negatively affected. Since part of our strategy is to shorten product development and introduction cycles, occasions may arise in the future where our ability to produce products may outpace our suppliers’ ability to supply components. There can be no assurance that we can continue to obtain adequate supplies or obtain such supplies at their historical cost levels. We have not guaranteed supply arrangements with any of our suppliers, do not maintain an extensive inventory of components, and customarily purchase components pursuant to purchase orders placed in the ordinary course of business. Moreover, our suppliers may, from time to time, experience production shortfalls or interruptions, which could impair the supply of components to us. There can be no assurance that such shortages will not occur in the future and such shortages could delay or prevent us from manufacturing and selling our products for an indeterminate period and would adversely affect our business and financial condition, including working capital and results of operations.

          We currently do not have agreements in writing with our suppliers and major customers.

          Our contractual relationships with our suppliers and major customers are not structured in written agreements and consequently reliance is placed on the course of our dealings with our suppliers and major customers based on outline terms and conditions. The lack of formal written agreements may give rise to the risk of potential disputes as to the precise terms and conditions governing such agreements.

          Some of our products have short product life cycles.  This exposes us to risks in sales fluctuations, price margins, and market share changes.

          The market for our products is characterized by frequent new product introductions and rapid product obsolescence. These factors typically result in short product life cycles. We must continually monitor industry trends and develop new technologies and features to incorporate into our products. Each new product cycle presents our current or prospective competitors opportunities to gain market share. Life cycles of individual products are typically characterized by steep declines in unit sales, pricing and margins toward the end of a product’s life, the precise timing of which may be difficult to predict. As new products are planned and introduced, we attempt to monitor closely the inventory of older products and to phase out their manufacturing in an orderly manner. Nevertheless, we could experience unexpected reductions in sales volume and prices of older generation products as customers anticipate new products. These reductions could give rise to charges for obsolete or excess inventory. To the extent that we are unsuccessful in managing product transitions, we will fail to be competitive in the security and alarm industries and our customers may purchase products from our competitors causing a decrease in our sales and a reduction of our working capital and our net income from operations.

          Our concentration on a limited product line can increase our vulnerability in a number of areas.

          Our concentration on limited product lines of security systems increases our vulnerability to changes in design, procurement practices of original equipment manufacturers, product substitution, consumer preferences, insurance underwriting practices and the historical cyclicality of the market. As a result, a significant change in any of the foregoing factors could have a material adverse effect on our business and financial condition, including working capital and results of operations.

          If the management, upon whose services we depend on, departs, our efficiency and profitability may be harmed.

          We are substantially dependent upon the continued services of our key management personnel in Orev, particularly Mr. Shmuel Melman, the Chief Executive Officer of Orev. The loss of Mr. Melman’s services or other key management personnel could reduce the efficiency and profitability of our business.

          We do not maintain key man life insurance policies on any of our officers or directors. Pursuant to a shareholders agreement by and among Mr. Zvi Barinboim, Mr. Melman and other entities, Messrs. Barinboim and Melman agreed not to engage in any business, which is directly or indirectly competitive with our business for so long as they are employed by us.  This non-competition agreement applies to Mr. Melman for an additional period of 24 months following the termination of his employment with us. We have not entered into non-competition agreements with any of our officers or directors, except for Messrs. Barinboim and Melman.  Under the tender offer agreement entered into in May 1999 in connection with our purchase of Orev (see the Orev Transaction in Item 4: Information on the Company - History and Development), Mr. Barinboim agreed to continue to provide us management services for a period of five (5) years and Mr. Melman agreed to continue as the Chief Executive Officer of Orev for a period of five (5) years, beginning on May 26, 1999 under similar employment conditions. Following the closing of the Change of Control Transaction in Crow, as mentioned in Item 7, Mr. Barinboim will cease to serve as our director and Chief Executive Officer but will continue to provide us with management services under similar terms as provided in the tender offer agreement.

          If we are not able to retain or attract key personnel, we will not be able to increase the growth of our business or develop new products.

          Our success will also depend, to a significant extent, upon our ability to attract and retain highly skilled personnel, particularly technical, managerial and research and development personnel.  We may not be able to attract or retain our skilled personnel or recruit additional skilled personnel.  There is intense competition in the alarm and security industry for such highly skilled personnel, and we will be required to compete for such personnel with companies having substantially greater financial and other resources than we do.  Our research and development programs could be limited and our ability to introduce new products could be delayed, if we are unable to recruit such personnel in a timely manner.  These programs are critical to our ability to successfully develop new and enhanced products required to satisfy customer demand.

          Loss of major customers would adversely affect our business.

          Three of our customers accounted for approximately 22% of our gross revenues during 2002. If we were to lose any of these customers, our gross revenues would decline substantially and our business would be hurt materially.

          Our success and ability to compete are dependent to a significant degree on our proprietary technology.

          Our products employ proprietary technology that is difficult to protect and which may infringe on the intellectual property rights of third parties. This may cause lawsuits or injunctions, which will limit our ability to conduct our business and may reduce our ability to remain profitable.

          We rely upon a combination of patent, copyright and trademark laws, together with non-disclosure agreements and technical measures to establish and protect proprietary rights in our products.  These efforts may not provide meaningful protection for our technology due to a variety of factors including: some foreign countries may not protect our proprietary rights as fully as do the laws of the United States; if a competitor were to infringe on our proprietary rights, enforcing our rights may be time consuming, costly, and may divert our resources as well as our management’s attention; measures like entering into non-disclosure agreements afford only limited protection; unauthorized parties may attempt to copy certain aspects of our products and develop similar products or obtain and use information that we regard as proprietary; and competitors may be able to independently develop products that are substantially equivalent or superior to our products or design around the intellectual property rights.

          In addition, it is possible that one or more parties will assert infringement claims against us.  The cost of responding to infringement claims could be significant, regardless of whether or not the claims are substantiated.

          We are exposed to risks relating to international sales which may reduce our profitability.

          Approximately eighty-five percent (85%) of our product sales are from exports, or sales outside of Israel, primarily Europe, United States and Australia. Exports have accounted for all of our recent growth.

          These exports or international sales are also exposed to the risks inherent in international business activities, including the following: unexpected changes in regulatory requirements, tariffs and other trade barriers; difficulties in staffing and managing foreign operations; political instability; fluctuation in currency exchange rates or restrictions on conversion of foreign currencies; reduced protection for intellectual property rights in some countries; burdens of complying with a wide variety of foreign laws and regulations; and potentially adverse tax consequences.

          In addition, our products are required to obtain the necessary regulatory approvals of governmental agencies in some of these international markets.  The regulatory schemes in each country are different and may change from time to time.  The approvals that have been obtained may not remain sufficient.  In addition, we may not obtain licenses and approvals on a timely basis in all jurisdictions in which we desire to sell our products, and restrictions on the use of these products may affect our ability to sell our products in these markets.  In addition, we may experience material difficulties in collecting future accounts receivable resulting from international sales.

          If we are unable to manage future growth and acquisitions, our business will be negatively impacted.

          Our growth strategy contemplates acquisitions of related products and businesses.  The expansion of our business and the sale of our products into new markets according to our business plan will be dependent, in part, upon our ability to identify, finance and acquire suitable businesses on favorable terms and then to integrate and manage the acquired businesses quickly and successfully.  Acquisitions involve special risks, including risks associated with unanticipated liabilities, diversion of management’s attention, possible reduction of earnings resulting from diverted management attention, possible reduction of earnings resulting from increased goodwill amortization, potential increased interest costs, dependence on retention, hiring and training of key personnel and difficulties relating to the integration of the acquired businesses.  We may not be able to identify, finance or acquire acceptable acquisition candidates on terms that are favorable to us and in a timely manner to the extent necessary to fulfill this growth strategy.

          In order to manage any future growth, we will have to expand our operational and financial control systems, as well as significantly increase our research and development, marketing, distribution and support capabilities.  Such activities may place a significant strain on our resources.  Our ability to achieve and manage our growth will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition and the ability to maintain sufficient profit margins.  Continued growth could also place additional demands on administrative, operational and financial resources.  We may not be able to continue to achieve or manage growth effectively, and it is possible that future acquisitions will harm our business, operating results and financial condition.

          We could be liable for costly product liability claims which may affect our profitability and our reputation.

          Product liability claims may be asserted against us if the use of our products, or other products which incorporate our products, are alleged to cause injury or other adverse effects. In one of our production lines in 2000, we had a defective component which we recalled, and as a result, suffered a short-term financial setback. We replaced the component and/or product to the satisfaction of our customers, and we believe that there is no risk of future litigation arising from this component, as we have not received any notice of threatened litigation with respect to this defective component.

          Although we have product liability insurance, our existing policy may not be adequate to protect us against potential claims. Accordingly, a successful claim against us could force us to pay out significant sums of money to satisfy such claims and could cause us to recall certain products or components and could result in our customers reducing or canceling existing orders which would substantially reduce our revenues. In addition, our reputation may be harmed by product liability claims regardless of the merit or eventual outcome of the claim.

          Silverboim Holdings Ltd. has substantial control over most matters submitted to a vote of our shareholders.

          As of July 1, 2003, our controlling shareholder, Silverboim Holdings Ltd. (Silverboim), an Israeli corporation, beneficially owned approximately 46.66% of our outstanding ordinary shares with an actual voting power 50.80% due to Silverboim’s ability to exercise additional shares which are owned by other shareholders as described in Item 7: Major Shareholders – Shareholders’ Voting Agreements.   In addition, Gmull Investments Ltd., an Israeli corporation, beneficially owns approximately 20.20% of our outstanding ordinary shares. As a result, Silverboim has the power to control the outcome of most matters submitted to a vote of the shareholders, as well as prevent corporate transactions such as mergers, consolidations or a sale of substantially all of our assets, which might be viewed as favorable by other shareholders.   The ability of our shareholders to affect our activities could be limited.  See Item 7: Major Shareholders – Shareholders’ Voting Agreements for information concerning the holdings of our major shareholders.

          Silverboim Holdings Ltd., our controlling shareholder, is selling its controlling block of our ordinary shares.

          Following our announcement in April 2003, Silverboim, of which Mr. Barinboim has an interest in, entered into an agreement with Mr. Shmuel Melman, our shareholder, our director and Chief Executive Officer in Orev, and Advocate Asher Barak, as a trustee, to sell all of its holdings in Crow.  As of the date of this annual report, all preconditions to effectuate this transaction have been completed, and the closing of this transaction is expected to take place in the near future.  Immediately following the closing of this transaction, Mr. Barinboim will cease to serve as our director and Chief Executive Officer, but will continue to provide us with management services in accordance with the tender offer agreement entered into in May 1999 in connection with our purchase of Orev (see the “Orev Transaction” in Item 4: Information on the Company – History and Development). We cannot anticipate how this intended change of control will affect our business.  See Item 7: Major Shareholders – Change of Control Transaction for a further description of this transaction.

          Concentrated ownership of our ordinary shares may lead to lack of liquidity.

          Our ordinary shares are currently quoted on the Over The Counter Bulletin Board (OTCBB), a quotation system for equity securities. The OTCBB generally has a more limited trading market than the NASDAQ Stock Market. Accordingly, our shareholders may find that our ordinary shares may lack liquidity and are difficult to sell. The volume of our shares that are traded on the OTCBB may be low due, in part, to the marketability of our ordinary shares.  Accordingly, the activity of only a few shares may affect our market price and may result in considerable fluctuations in the price and volume of our shares. Any fluctuations in the price of our ordinary shares may be magnified into a material reduction in price because relatively few buyers may be available to purchase our shares.

          The market price of our ordinary shares has been, and may continue to be, volatile.  This may lead to difficulties in raising capital according to our business plan.

          Historically, the market price of our ordinary shares has been extremely volatile and subject to wide fluctuations which have negatively affected their market value.  Should this high volatility in price and volume fluctuation continue, we would expect that our ordinary shares will continue to be traded below their fair market value as we ascertain it to be.  This may result in difficulties in raising additional financing which we anticipate that we will need in order to operate and grow our business according to our business plan.    The following factors may have a significant impact on the future market price of our ordinary shares periodic fluctuations in financial results; failure to meet the expectations of investors or security analysts; announcement of technological innovations or new products by us and/or our competitors; developments or disputes concerning patents or proprietary rights; publicity regarding actual or potential results relating to products under development by us or our competitors; regulatory developments in the United States and other foreign countries; delays in our testing and development schedules; and economic and other external factors.

          We do not anticipate paying dividends.

          Although we have paid cash dividends in the past, we have not established a dividend policy and do not presently anticipate paying any cash dividends in the future.  Our board of directors will recommend, subject to the approval of our shareholders, whether or not to declare cash dividends in the future in light of conditions then existing, including our earnings and financial condition.

          Currency fluctuations and the rate of inflation may reduce our profitability.

          A majority of our sales are made or denominated in United States dollars.  A majority of our expenses are in foreign currency and are linked to foreign currency, primarily U.S. dollars, and our remaining expenses are in NIS.  The dollar cost of our operations in Israel is influenced by the timing of, and the extent to which, any increase in the rate of inflation in Israel over the rate of inflation in the United States is not offset by the devaluation of the NIS in relation to the U.S. dollar.  We believe that the rate of inflation in Israel has not had a material adverse effect on our business to date. However, the dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind the inflation in Israel.  Over time, the NIS has been devalued against the U.S. dollar, generally reflecting inflation rate differentials.  Likewise, our operations could be adversely affected if we are unable to guard against currency fluctuations in the future.  We have not engaged in currency hedging transactions in the past. It is possible that we may not enter into such transactions or that such measures, even if entered into, will not adequately protect us from material adverse effects due to the impact of inflation in Israel. Resulting from the strong devaluation of the NIS against the dollar during 2002, the Israeli Consumer Price Index has steadily risen. For further discussion of such devaluation, see Item 5: Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets. There can be no assurance that we will not incur losses from such fluctuations.

          If Bank Hapoalim were to demand immediate repayment of the loan that it provided us, we would not have sufficient cash on hand was to repay it, which could materially impair our ability to continue operations.

          We financed the purchase of substantially all of the assets, liabilities and business of Orev with a loan from Bank Hapoalim in the principal amount of approximately NIS 54,000,000.  We repaid portions of this initial balance throughout the years 1999 to 2003.  As of July 1, 2003, the principal balance outstanding under this loan was approximately NIS 26,500,000, a portion of which was converted into various foreign currency loans totaling approximately $1,600,000 and 108,300,000 Japanese yen (equivalent to approximately $913,000). The foreign currency loans are payable in fixed payments through 2006 and accrue annual interest at variable rates between 1.87% and 2.25% above the London Inter-Bank Offering Rate.  The NIS loan is payable upon demand and accrues interest at the prime rate as determined by the Bank of Israel plus 0.5 percent. Fluctuations in the prime rate could result in a material increase in interest expenses incurred in connection with the loan.

          Pursuant to the terms of the NIS loan, we are required by our bank to comply with a number of covenants so long as any amount is outstanding.  These covenants include the major shareholders’ undertaking not to decrease their holdings in Crow and not to create new pledges against their shares.  We are also subject to Bank Hapoalim’s demand for immediate repayment upon the occurrence of certain events, including: a material default on the loan repayment, going into receivership, a change in control of Crow or a cessation of our commercial activities. Notwithstanding our general covenants, Bank Hapoalim indicated that should Mr. Shmuel Melman and Advocate Asher Barak, as a trustee, become our joint controlling shareholders instead of Silverboim, the bank will not deem this to be a breach of the covenants.  See Item 7: Major Shareholders – Change of Control Transaction for a detailed description of this transaction. If any of these covenants are breached and not cured, Bank Hapoalim will be entitled, in addition to any other remedy, to demand immediate repayment of the loan.  If Bank Hapoalim were to demand immediate repayment, we would not have sufficient cash on hand to comply with this demand.  Therefore, if we were unable to repay the loan on demand, Bank Hapoalim would be entitled to sell our assets in order to recover any balance still owed under the loan.

          The new Israeli Companies Law imposes substantial duties on shareholders and may cause uncertainties regarding corporate governance.

          The new Israeli Companies Law, which became effective on February 1, 2000, has brought about significant changes to Israeli corporate law.  The new statute has not been adequately interpreted by the courts in Israel, thus causing some uncertainty regarding shareholder duties and liabilities.  The new Israeli Companies Law could potentially inhibit takeover attempts or other transactions which might be beneficial to shareholders. In February 2003, our shareholders approved an amendment to our articles of association with respect to the indemnity and insurance provisions for directors and officers under the Companies Law. We expect to bring before a vote of our shareholders,  a new set of articles of association that conform with the new Companies Law at our upcoming annual general meeting.

          Political, economic and military conditions in Israel may adversely affect our ability to develop, manufacture and market our products.

          We are incorporated under the laws of the State of Israel and all of our offices are located in Israel.  Accordingly, we are directly affected by economic, political and military conditions in Israel.  Therefore, restrictive laws, policies or practices directed towards Israel or Israeli businesses and the unstable political and military conditions in Israel could result in a decreased demand for our products and a resulting decrease of our net income.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  Since October 2000, as a result of on-going violent outbreaks between Israeli and Palestinian forces, there has been increased political and economic instability in Israel, which has continued with varying levels of severity throughout 2003, and negotiations between Israel and Palestinian representatives have effectively has ceased. It is unclear if and how the creation of the new post of Prime Minister in the Palestinian Authority in April 2003 will affect the stalled negotiations between Israel and the Palestinian representatives. The political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions.  Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, of the majority of our facilities are located in Israel, which is currently experiencing civil unrest, terrorist activity and military action. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Continued armed conflict and instability in the region may have an adverse affect on our business conditions, including our ability to develop and market products.

          If a substantial amount of our officers, directors, or our key employees were called for military duty, our management resources, and as a result, our operations, could be compromised.

          If a substantial amount of our officers and directors were called for military duty, our management resources, and as a result, our operations, could be compromised.  All non-exempt male adult citizens of Israel are obligated to perform military reserve duty and may be called for active duty under emergency circumstances.  At various times over the last three years, there have been significant call-ups of military reservists, and it is possible that there will be additional call-ups in the future.  As of the date of this report, a substantial amount of our officers and most of our directors are subject to military reserve duty.  Our future officers and employees may also be subject to military reserve duty and may be called for active duty under emergency circumstances.

          Corporate governance scandals and new legislation could increase the cost of our operations.

          As a result of recent corporate governance scandals in the United States and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general are expected to increase in the near future. New legislation, such as the recently enacted Sarbanes-Oxley Act of 2002, will have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the fees for our professional advisors and our insurance premiums.

          It may be difficult to enforce a U.S. judgment against us, our officers, directors and named Israeli experts.

          Our officers and directors and some of our experts named in this annual report reside outside of the United States.  Therefore, even if our shareholders were to obtain a judgment against us or any of those persons in the United States, this judgment could be difficult to enforce, both legally and financially, to enforce.  Our shareholders may not be able to enforce civil actions under Untied States securities laws if they file a lawsuit in Israel.  If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

ITEM 4.    INFORMATION ON THE COMPANY

          A.          HISTORY AND DEVELOPMENT OF THE COMPANY

          We are an Israeli holding company in the area of security alarm systems.  Through our subsidiaries and affiliates in Israel and around the world, we design, develop, manufacture, sell and distribute a broad range of sophisticated security detection and alarm systems consisting of a wide range of wired and wireless control panels, several lines of indoor and outdoor sensors, access controls and communication systems for use in commercial and industrial facilities, residential homes and open areas.  In addition to our security detection and alarm systems, we also design and produce digital CCTV (Closed Circuit Television) systems, microwave barriers and perimeter protection systems for civil and military applications.

          Our principal business activities are conducted through our Israeli subsidiary, Crow Electronic Engineering Ltd. (“Orev”), which we acquired in July 1999.  We do not have a core business that is independent of our subsidiaries nor do we manufacture or sell any products or services directly.  All of our business activities are conducted primarily through our subsidiary, Orev, which directly holds shares in and directs the business operations of our other subsidiaries mentioned throughout this annual report.  Although Orev is our wholly owned subsidiary, the daily management of Orev’s operations is conducted through its own experienced management team, while we focus on Orev and its subsidiaries’ financial and international strategic activities, including acquisitions of new technological capabilities and business partners.

          Orev was incorporated in 1982, and since its inception, has been engaged in the development, manufacture, and sale of security and alarm products.  Orev sells its security alarm products throughout the world directly and through its distributors and security system integrators. Orev directly markets and sells its products in Israel and its customers in Israel include central station monitoring providers and security systems integrators and installers.  Orev’s foreign customers outside of Israel consist primarily of independent distributors with whom it has entered into distribution arrangements on both an exclusive and non-exclusive basis in approximately fifty (50) countries throughout the world.

          We were incorporated under the laws of the State of Israel in 1977.  Our ordinary shares are listed on the OTC Bulletin Board under the symbol “CRWTF”.  There is no non-United States trading market for our ordinary shares.  The address and telephone number of our principal executive office is:

1 Azrieli Center 46th Floor (Round Tower)
Tel-Aviv  67021, Israel
+972-3-696-9222

          We were formerly known as Bari Trust Investments Ltd. (from 1988 until 2000) and previously as S.P.I. Suspension and Parts Industries Ltd.  (“S.P.I.”)

          S.P.I. was engaged in the design, development, manufacture and distribution of components for suspension systems of a wide variety of military armored vehicles.  In May 1997 S.P.I .sold all suspension system operations to Soltam Ltd., an Israeli corporation.  From May 1997 to July of 1998, we were engaged primarily in the reorganization of our holdings, and actively seeking suitable acquisitions.  In August of 1998 we sold all our buildings and real estate to Aurdan – our parent company at that time, which later sold all its holdings in our Company to Silverboim Holdings Ltd (Silverboim). In July 1999, we entered the business of manufacturing and distributing alarm systems through the acquisition of 100% of Orev’s  outstanding share capital as described below.

          In August 1998, Silverboim purchased the controlling block of our ordinary shares.   In December 1998, our name was changed from S.P.I. Suspension and Parts Industries Ltd. to Bari Trust Investments Ltd. In the year 2000, our name was changed to Crow Technologies 1977 Ltd.

          Following our announcement in April 2003, Silverboim, of which Mr. Barinboim has an interest in, entered into an agreement with Mr. Shmuel Melman, our shareholder,  director and Chief Executive Officer in Orev, and Advocate Asher Barak, as a trustee, to sell all of its holdings in Crow.  As of the date of this annual report, all preconditions to effectuate this transaction have been completed, and the closing of this transaction is expected to take place in the near future.  Immediately following the closing of this transaction, Mr. Barinboim will cease to serve as our director and Chief Executive Officer, but will continue to provide us with management services in accordance with the agreement for the purchase of our subsidiary Crow Electronic Engineering Ltd. (“Orev”) in July 1999.  See Item 7: Major Shareholders – Change of Control Transaction for a further description of this transaction.

The Orev Transaction

          In July 1999, we acquired all of the issued and outstanding ordinary shares of Orev.  The ordinary shares of Orev were publicly traded on the Tel Aviv Stock Exchange prior to the closing of this transaction.

          We acquired Orev by means of a negotiated tender offer transaction as set forth in a tender offer agreement, dated as of May 26, 1999, among Messrs. Yechiel Hammer and Shmuel Melman, the controlling shareholders of Orev (the “Orev Holders”), Silverboim Holdings Ltd. (Silverboim), our controlling shareholder, Mr. Zvi Barinboim, a member of our board of directors and our Chief Executive Officer and us.  The purchase price paid by us for all of the issued and outstanding ordinary shares of Orev was approximately U.S. $17,800,000 in the aggregate.  Our involvement in the area of security alarm systems commenced upon our acquisition of Orev in 1999.

          Pursuant to the tender offer agreement, as part of this transaction, the Orev Holders also granted a put option pursuant to which Silverboim could require that such Orev Holders purchase a designated percentage of our ordinary shares.  The tender offer agreement was followed a month later by the exercise of the put option.  The Orev Holders received approximately NIS 61 million and they paid approximately NIS 26 million in connection with the put option for the purchase of a 47% stake in our share capital.  The acquisition was structured as a tax-free sale by the Orev shareholders while enabling the Orev Holders to retain control of Orev by holding a controlling percentage in Crow, which holds all the shares of Orev.  At the closing under the tender offer agreement, the put option was exercised, and Silverboim sold to the Orev Holders an aggregate of 47% of our total issued and outstanding ordinary shares.

          Under the tender offer agreement, the Orev Holders agreed to continue in their capacities as the co-general managers of Orev for a specified period of time, i.e., Mr. Hammer for three (3) years and Mr. Melman for five (5) years.   In addition, Mr. Zvi Barinboim agreed to provide us with management services for a period of five (5) years.  Mr. Hammer resigned as our officer and director in January 2000, following approval by our shareholders.  Messrs. Barinboim and Melman receive equivalent compensation from us in connection with their services based upon the level of compensation received by the Orev Holders in December 1998.  Silverboim is our controlling shareholder.  Mr. Barinboim, our Chief Executive Officer is also a director of Silverboim and is also deemed to be a controlling shareholder under Israeli securities laws.

          Following the closing of this tender offer agreement, Silverboim and the Orev Holders, who then owned an aggregate of eighty percent (80%) of our total issued and outstanding ordinary shares, also entered into an initial shareholders agreement pursuant to which the parties agreed to vote in concert on all matters presented to any meeting of Crow’s shareholders. Each party was granted veto rights in respect of certain specified matters, including, changing relative rights of shareholders, liquidation, additional equity issuances and certain investments.

          The initial shareholders agreement also provided that our Board of Directors shall consist of five (5) members, and the granted the Orev Holders and Silverboim the right to nominate directors and for certain rights of first refusal and co-sale rights.  This initial shareholders agreement was terminated in January 2001 pursuant to the transaction between Mr. Melman and Silverboim (see “Other Transactions” below).

          At the closing of this transaction we acquired all of the shares of Orev pursuant to this transaction and Orev became our wholly-owned subsidiary of ours. Orev withdrew its listing and was “de-listed” from the Tel Aviv Stock Exchange promptly following the closing.

Transaction with Gmull Investments Ltd.

          In October 1999, Crow, Silverboim, the Orev Holders and Gmull Investments Ltd., an Israeli company, entered into a share purchase agreement pursuant to which Gmull purchased:

          •          an aggregate of 99,840 of our ordinary shares from the Orev Holders;

          •          an aggregate of 99,835 of our ordinary shares from Silverboim; and

          •          an aggregate of 599,030 of our ordinary shares issued by us.

          Pursuant to this share purchase agreement, Gmull has also exercised an option to purchase an additional 84,860 of our ordinary shares from Silverboim and the Orev Holders.  Furthermore, the parties entered into an additional shareholders agreement providing that Gmull may nominate one (1) member to our Board of Directors (in addition to the five directors that existed at the time of this transaction), in which Silverboim and the Orev Holders agreed to vote in concert for Gmull’s nominee in any action by our shareholders for the nomination of our directors. Pursuant to the Change in Control Transaction, as mentioned in Item 7, Silverboim will assign this shareholding agreement to Mr. Melman and Advocate Barak, as a trustee.

          Furthermore, Gmull is also entitled to exercise certain co-sale or tag-along rights with Silverboim on a pro rata basis (other than open market purchases).  Gmull also granted a right of first refusal to Silverboim and Mr. Melman for all shares purchased by Gmull under the share purchase agreement.  This additional shareholders agreement remains presently in effect.  Currently, Gmull’s nominee to our Board of Directors is Mr. Eyal Fahima.

Other Transactions

          In January 2000, Mr. Hammer sold and transferred all of our ordinary shares owned by him to Mr. Melman, the remaining Orev Holder.  In connection with the sale of his shareholdings in Crow to Mr. Melman, Mr. Hammer resigned as our officer and director and assigned his rights under the tender offer agreement, shareholders agreement and share purchase agreement.  Mr. Melman agreed to assume certain obligations of Mr. Hammer under such agreements.

          In February 2000, we and other holders of Orev shares consented to such transfer of our shares from Mr. Hammer to Mr. Melman and the assignment and assumption relating to the rights and obligations under the tender offer agreement, shareholders agreement and share purchase agreement.

          In January 2001, Mr. Melman sold and transferred most of our ordinary shares owned by him, together with other assets, to Silverboim. Following this transaction, Mr. Melman remained with 88,000 of our ordinary shares.  As consideration for all such assets sold and transcribed, Silverboim paid to Mr. Melman a cash amount and also issued to Mr. Melman shares of Silverboim consisting of approximately 16% of the outstanding share capital of Silverboim at such time. Pursuant to this transaction, the initial shareholders agreement entered into between Silverboim and the Orev Holders following the Orev transaction terminated. See Item 6: Directors, Senior Management and Employees – Share Ownership for a listing of additional shares that were purchased by Mr. Melman following this transaction.

          Shrem Fudim Kelner & Co. Ltd. (SFK), a leading Israeli investment company, has served as one of our investment advisers.  SFK also serves as an investment adviser to Silverboim Holdings Ltd. and owns approximately 5.86% of the outstanding ordinary shares of Silverboim. Pursuant to its exercise of a warrant received from us as compensation for services, SFK currently holds approximately 2.2% of our outstanding ordinary shares. In addition, Shrem, Fudim & Kelner Technologies Ltd. (SFKT), a subsidiary of SFK, purchased from Silverboim a portion of our ordinary shares, and its holdings in our share capital currently amount to approximately 4.2% of our outstanding ordinary shares.  Pursuant to an amendment to the share purchase agreement between Silverboim and SFKT effective as of June 28, 2001, SFKT, unilaterally and irrevocably granted to Silverboim its voting rights attached to its shares in our company for a period of thirty months ending on December 28, 2003.   Upon completion of the Change of Control Transaction, as mentioned in Item 7, Silverboim intends on assigning this agreement to Mr. Melman and to Advocate Barak, as a trustee.

          In the first quarter of 2001, Orev entered into an agreement, which is subject to certain closing conditions, to purchase 80% of the special voting stock and 51% of the common stock of Crow Electronic Engineering Inc., which markets our security alarm products in the United States. As of the date of this annual report, the closing conditions have not yet been satisfied and this agreement has thus not entered into effect.

          In June 2001, Orev entered into an agreement with Camden Trading Ltd, Inc. in order to establish a new company in Israel, Actech Ltd., to develop, manufacture and market electronic access control systems. Orev holds 50% of the outstanding share capital of Actech Ltd.  Orev committed to provide Actech with a loan in the amount of $65,000. In the event that further financing is required for development purposes, Orev committed to provide Actech with an additional loan of up to $90,000.   As of the date of this annual report, Orev has provided Actech with loans in the amount of approximately $130,000.  In the event that further financing is required for development purposes, Orev has a remaining commitment to Actech to provide it with an additional loan of up to $25,000.   These loans are linked to the U.S. dollar and bear interest at an annual rate of LIBOR plus 2%. Furthermore, Orev has committed to provide manufacturing and design services for Actech, at cost plus ten percent. In the context of this agreement, Orev purchased from Camden Trading Ltd, Inc. know-how in the field of access control systems in the aggregate amount of $65,000.  In our annual report for the year ending December 31, 2001 we inadvertently attached, as Exhibit 4.6, a previous version of the Memorandum of Understanding between Crow Electronic Engineering Ltd. and Camden Trading Ltd., Inc.  Although the information provided above reflects the material terms of this agreement, we have replaced the previous version with the updated Memorandum of Understanding attached to this annual report as Exhibit 4.6.

          In July 2001, a third party invested $3 million in Video Domain Technologies Ltd., our affiliate, in consideration of the issuance of 4,204 preferred shares of the affiliate.  In addition, we converted loans in the aggregate amount of $500,000 in consideration of 668 of our Video Domain’s ordinary shares. As a result of this investment, our holdings in Video Domain decreased from 40.5% to 34% and the capital gain which resulted from this investment amounted to approximately $1 million.

Recent Developments

          In 2002, Orev entered into an agreement together with a private entity to establish ScanVision Technologies Ltd., and holds approximately 48% of the outstanding share capital and 50% of the voting rights of Scan Vision. ScanVision develops patented technology for security and CCTV (Closed Circuit Television) motion-less applications, which enables the monitoring of sensitive VMD (Video Motion Detection) based CCTV systems and conceals security camera locations.  Pursuant to the agreement for the establishment of ScanVision, Orev agreed to provide ScanVision with a loan in its first year of operations for an amount equal to $200,000.   Furthermore, Orev agreed to provide ScanVision with an additional $200,000 in the form of a loan or guarantees for its second year of operations, if such funding will be necessary.  All loans provided to ScanVision carry an interest rate equal to 4% adjusted to the CPI. In 2002, ScanVision did not have any revenues and it incurred a net loss of NIS 128,000.

          Other than the establishment of ScanVision, no other business acquisitions have been made by us or by our subsidiaries since January 1, 2002.

          B.          BUSINESS OVERVIEW

          We are an Israeli holding company in the area of security alarm systems.  Through our subsidiaries and affiliates in Israel and around the world, we design, develop, manufacture, sell and distribute a broad range of sophisticated security detection and alarm systems consisting of a wide range of wired and wireless control panels, several lines of indoor and outdoor sensors, access control systems and communication systems for use in commercial and industrial facilities, residential homes and open areas.  In addition to our security detection and alarm systems, we also design and produce digital CCTV (Closed Circuit Television) systems, microwave barriers and perimeter protection systems for civil and military applications.   Our principal business activities are conducted through Orev Electronic Engineering Ltd. (Orev), which we acquired in July 1999 and Orev’s subsidiaries.

          Orev markets and sells its security alarm products in Israel and throughout the world.  Orev directly markets and sells its products in Israel and its customers in Israel include central station monitoring providers and security systems integrators and installers. Orev’s foreign customers outside Israel consist primarily of independent distributors with whom Orev entered into distribution arrangements on both an exclusive and non-exclusive basis in approximately fifty (50) countries throughout the world.

          We are focusing the expansion of our worldwide sales, particularly in the United States, Western Europe, Australia and the Far East. To further our expansion, we have adopted a distribution growth strategy through local acquisitions and the establishment of strategic partnerships with international distributors of our products. We have also established subsidiaries in related fields, in order to broaden our product base and presence in various security markets.

          As part of our strategy, we have been focusing our research and development efforts in the area of outdoor detection security systems. We have recently developed methods to modify our external systems with relative ease to enable the control of multiple sensors by remote means. The proprietary technologies which are serving as the basis for the development of Orev’s newest systems are wireless products and control panels, which are being developed with our subsidiaries Freelink Ltd. and ArrowHead Alarm Products Ltd.  We believe that the introduction of CCTV products, in addition to our other security solutions, along with the formation of ScanVision which manufactures  unique patented motionless cameras, enables Orev to provide our customers with broad based security solutions.

Products

          Orev manufactures sophisticated proprietary computerized detectors that are capable of analyzing signals and background and overcome interference that cause false alarms.  The Orev line of products include: passive infrared and other indoor and outdoor motion detectors; microwave barrier detectors; smoke detectors; glass break sensors; wire-based and wireless alarm systems; audible/visible warning devices; closed circuit television recording equipment systems; GSM based dialers; wireless equipment; access control systems; keypads and control panels.

          Orev’s proprietary Applied Specific Integrated Circuit (ASIC) technology provides detectors, which identify penetration, prevent false alarms and enable detectors to operate under difficult environmental conditions, including sunlight, heat and wind.  This technology is based upon a specifically designed multi-pin miniature chip, which includes all of the essential electronic components in a single enclosure. Accordingly, there are significantly less exterior components, and fewer printed circuit board tracks, which may cause electrical or electromagnetic interference.

          Orev’s products include both wire-based and wireless detectors as well as control panels. The computerized control panel consists of a command and control module, which channels the various data and information relating to the protected area.  These control panels include a “controller”, which processes the data received from various detectors consisting of burglary and smoke detectors, together with other types of detectors, which are connected to the same control panel. The control panel notifies the customer or central station of the type of threat or danger which has been detected, including burglary, fire or flooding.

          Presently Orev’s products consist mainly of “off the shelf” systems. However, at the request of original equipment manufacturers (OEM) and other customers, Orev customizes these security systems to satisfy such specific requirements.  Orev sells these customized solutions, primarily to OEM partners in Italy, Germany and the United States.   Recently, our wireless products were evaluated by a number of potential OEM customers.

          Orev’s products are developed, designed, manufactured and packaged at our facilities in Israel. Orev purchases electronic components for its products from international suppliers, local Israeli distributors of internationally manufactured products and local manufacturers in Israel.

          Orev’s primary products are detectors.  In 2000, 2001 and 2002 detectors accounted for approximately 88%, 87% and 85% of our sales, respectively.  Most of Orev’s products are sold under Orev’s brand name. Orev has few original equipment manufacturer customers, for whom Orev manufactures private label products. In 2000, 2001 and 2002 the original equipment manufacturer sales accounted for about 7.4%, 5.2% and 3% of our total sales, respectively.

          Although Orev’s products range in price between $5 and $350, approximately 85% of the detectors sold by Orev are priced between $6 to $15. Orev’s detectors are sold with a limited manufacturers warranty for various periods ranging between one to five years depending on the specific product. Under its warranty, Orev either repairs a defective product or replace it with a new one.  Since Orev’s primary activities consist of the manufacturing of security solutions and not take part in their installation and operation, Orev does not provide maintenance (other than standard warranty to repair) or monitoring service in connection with its security systems.

          Orev also focuses on the production of high-end, mirror-based motion detection systems.  These mirror-based systems use varifocal mirror lenses that substantially improve the focus and energy-level of system sensors, while substantially reducing the risk of false alarms.

          A primary characteristic of Orev’s products is the implementation of advanced technology, which is based upon our proprietary software and hardware.  We rely upon patent and trademark registration, copyrights and confidentiality agreements to protect our proprietary software and related products. We are not aware of any third parties infringing upon patents, trademark or copyrights which we own directly or through our subsidiaries.

          Orev has obtained a certificate of approval relating to its products from the Standards Institution of Israel with respect to the quality management standards (ISO 9002) valid under the end of 2003, and Orev is currently engaged in efforts to obtain a certificate of approval for ISO 2000 with respect to its products.

          We believe that ISO 9002 reinforces consumer confidence in Israel and indicates to our Israeli customers that we maintain adequate management and manufacturing standards, thus assuring the excellent quality of our subsidiaries’ products.  In addition, we have obtained approval for several of our products from Underwriters Laboratories in the United States and similar organizations in Europe, including the CE standard of the European Union and other local standards of the member states.  The approval of our subsidiaries’ products by these organizations is crucial to their sales efforts, since their distributors generally purchase only approved products.

Proprietary Rights

          Our products are manufactured using technologies developed per specifications designated primarily by Orev and our other subsidiaries. We also engage technology suppliers to develop certain technologies for our products, however we maintain the proprietary rights to these technologies directly or indirectly through our subsidiaries. With the exception of those technologies developed and owned by our subsidiaries, including those which are not wholly-owned by us, we do not incorporate any third-party licensed technologies in our products. We rely on a combination of trademark, copyright, trade secrets and contractual restrictions to protect our intellectual property and the intellectual property of our subsidiaries.  Crow is a registered trademark.

Customers, Marketing and Sales

Domestic Sales

          Orev directly sells and markets our products in Israel. Orev’s customers in Israel include central station monitoring providers and security systems integrators and installers. Orev employs three sales people who are responsible for sales in the domestic market to installers, alarm monitoring stations and retailers. Orev also has one outlet in Israel for retail sales.  Domestic sales represented 21%, 18% and 15% of our revenues in 2000, 2001 and 2002, respectively.

Worldwide Distribution

          Orev’s foreign customers outside of Israel consist primarily of independent distributors with whom Orev  entered into distribution arrangements on both an exclusive and non-exclusive basis in approximately fifty (50) countries throughout the world. Orev engages in sales outside of Israel through its subsidiaries and distributors. Orev’s subsidiaries and distributors outside of Israel are responsible for the marketing and sales in their respective territory.  Orev has exclusive arrangements with many of its distributors, including these in: France, Italy, Spain, England, Sweden, Finland, Portugal, Belgium, Greece, Bulgaria, Poland, Hong Kong, Latin America.  Orev promotes the sales and marketing of our products through international trade shows and exhibitions; direct advertising in international security magazines; training and support of distributors’ sales and technical force; and by participating in its distributors’ marketing expenses.

          During 2000, 2001, and 2002 Orev’s sales to three (3) foreign distributors accounted for approximately 37%, 29% and 22% of our total sales, respectively.  The loss of any of these three (3) major customers would adversely affect our business. These three customers are Orev’s distributors in Poland and the former Soviet Union (approximately 18%, 13% and 11% of our sales in 2000, 2001 and 2002, respectively), Italy (approximately 9%, 7% and 5% of our sales in 2000, 2001 and 2002, respectively) and South America (approximately 10%, 9% and 6% of our sales in 2000, 2001 and 2002, respectively).  Orev does not have written agreements with its main distributors and customers and Orev relies on its reputation and the reputation of its products to retain its distributors and customers.

          Further to Orev’s acquisitions in Australia and New Zealand in 2001, Orev intends to continue focusing on the expansion of its foreign sales, and to adopt a growth strategy, which contemplates the strategic acquisition of related businesses.

Customized OEM Solutions

          Orev also engages in the manufacture and design of customized security systems solutions requiring specialized applications which are marketed under another label.  Orev sells these customized systems outside of Israel directly to certain original equipment manufacturer customers primarily in Italy, Germany and the United States. These customized systems represented about 7.4% of our sales in 2000, 5.2% in 2001 and 3.0% in 2002.  Orev is making efforts to expand this market by enhancing its strategic relationships with OEM partners throughout the world.

Our Revenues

          During 2002, approximately 85% of sales of our products were derived from exports, or sales outside of Israel.  The following sets forth certain information relating to our products regarding domestic sales in Israel and exports to other countries during the last three (3) years.

Revenues from Sales:

	For the Year Ended December 31,

Adjusted NIS (December 2002) in thousands	2002	2001	2000

Export Sales	80,402	65,813	56,386
Domestic Sales (Israel)	13,694	14,163	14,764

Total Sales	94,096	79,976	71,150

Breakdown of Export Sales by Geographic Region:
Australia, New Zealand and South & East Asia	25,589	13,977	6,231
Europe	44,444	40,887	37,970
North and South America	9,378	9,774	11,047
Others	991	1,175	1,138

Total Export Sales	80,402	65,813	56,386

Competition

          Our subsidiaries experience substantial competition in their business. Our subsidiaries have numerous competitors, many of which are larger and have substantially greater financial and technical resources.  Their competitors include large multinational firms who may also enjoy substantial advantages over our subsidiaries in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels. Our leading Israeli competitors are Visonics Ltd., Electronics Line (E.L.) Ltd. and Rokonet Electronics Ltd.  Some of our major international competitors include:  (i) Ademco, a part of the Honeywell Group (ii) Tyco International Ltd.; (iii) Siemens AG; (iv) Pyronics; (v) Optex Co. Ltd.; (vi) Bosch Security Systems; and (vii) General Electric Company.  Our subsidiaries compete with these companies primarily in the field of detector products.

Raw Materials

          The parts and materials used by our subsidiaries in the manufacture of their products consist primarily of printed circuits, electronic components, microprocessors, lenses, sensors, plastic elements and other related components.   These parts and materials are generally available from numerous sources at competitive prices.  However, our subsidiaries’ products include a number of high-technology components that are available from only a few suppliers and, in some cases, a single supplier.  Our subsidiaries sometimes require a large volume of such components.  If their suppliers are unable to fulfill their needs for such components, they may be unable to fill customer orders in the short-run.  In order to protect themselves from such risk, our subsidiaries endeavor to keep higher levels of inventory of such components so that, in case of shortages, they will have enough inventory for a sufficient period of time, which will enable them to either find alternative technological solutions or alternative suppliers.  Our subsidiaries do not have any written agreements with any of their main suppliers.

Environmental Matters

          We anticipate that compliance with various laws and regulations relating to protection of the environment will not have a material effect on our earnings or competitive position.

          C.          ORGANIZATIONAL STRUCTURE

                        We are a member of the “Silverboim Group” of companies, which is a diversified group of high-technology and real estate companies in Israel.  Following the closing of Change of Control Transaction, as mention in Item 7, we will no longer be a member of the “Silverboim Group”.  The legal and commercial name of our company is Crow Technologies 1977 Ltd.  We were formerly known as Bari Trust Investments Ltd. (from 1998 until 2000) and previously as S.P.I. Suspension and Parts Industries Ltd.  We were incorporated under the laws of the State of Israel in 1977.  In 2000, we changed our name to Crow Technologies 1977 Ltd.  Our principal business activities are conducted through our Israeli subsidiary, Crow Electronic Engineering Ltd. (“Orev”), which we acquired in July 1999.

Material Holdings

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest

Video Domain Technologies Ltd.	Israel	34%
Freelink Ltd.	Israel	48%***
ArrowHead Alarm Products Ltd.	New Zealand	51%
Crow Australia Pty Ltd.	Australia	60%
Actech Ltd.	Israel	50%
Secucell Ltd.	Israel	99%
ScanVision Technologies Ltd.	Israel	48%***

***Represents 50% of the voting power of the subsidiary.

Video Domain Technologies Ltd.

          In 1997, Orev established Video Domain Technologies Ltd, a private company that was incorporated in Israel, and held 60% of its share capital upon its formation.  Following additional investments by third parties, Orev currently holds 34% of this company’s ordinary shares.  Video Domain manufacturers and markets a full line of digital video and audio, CCTV (closed circuit television) and remote surveillance solutions.  Digital CCTV equipment including recording and transmission systems are installed in places requiring continuous monitoring of protected areas. This equipment is designed and manufactured by Video Domain, which specializes in the development, engineering, integration and marketing of stand-alone and PC-based digital motion video/audio surveillance and communication systems. In 2002, Video Domain’s revenues were approximately NIS 12,700,000 with a gross profit of approximately NIS 4,950,000 and a net loss of approximately NIS 3,800,000.

Freelink Ltd.

          In 1999, Orev established Freelink Ltd. and held upon its formation approximately 48% of the share capital, and 50% of the voting power in Freelink.  Freelink is a private company that was incorporated in Israel in 1999.  Freelink develops and markets short-range wireless systems for security purposes, based on spread spectrum and certain proprietary technology relating to communications. Its product range includes wireless security systems for home automation, as well as indoor wireless security systems, and perimeter wireless detection systems.  Freelink also holds patents in the U.S., Europe and Israel for the method and the system for immune low rate modems.  In 2002, Freelink’s revenues were approximately NIS 9,960,000 with a gross profit of approximately NIS 3,100,000 and a net profit of approximately NIS 17,000.

ArrowHead Alarm Products Ltd.

          In January 2001, Orev purchased 51% of ArrowHead Alarm Products Ltd. for $416,000 in cash and by issuing 25,000 of our ordinary shares of our shares. ArrowHead develops, manufactures, and markets security alarm products in New Zealand, including those manufactured by us, and certain control panel products. In 2002, ArrowHead’s revenues were approximately NIS 10,450,000 with a gross profit of approximately NIS 3,064,000 and a net profit of approximately NIS 216,000.

Crow Australia Pty Ltd.

          In April 2001, Orev purchased 60% of Crow Australia Pty Ltd., a distributor of our security alarm products located in Australia, for an aggregate amount of $600,000 of which $280,000 was in the form of 26,900 of our ordinary shares. In 2002, Crow Australia’s revenues were approximately NIS 12,757,000 with a gross profit of approximately NIS 3,705,000 and a net profit of approximately NIS 327,000.

Actech Ltd.

          In June 2001, Orev entered into an agreement with Camden Trading Ltd, Inc., in order to establish a new company in Israel, Actech Ltd., to develop, manufacture and market electronic access control systems. Orev holds 50% of the outstanding share capital of this company.  In 2002, Actech’s revenues were approximately NIS 128,000, with a gross profit of approximately NIS 10,000 and a net loss of approximately NIS 266,000.

Secucell Ltd.

          In 1999, Orev established Secucell Ltd. as a substantially wholly owned company.   Secucell provides research and development services in Israel for our other subsidiaries.  Secucell’s revenues are derived in connection with its activities for Orev and its subsidiaries; therefore Secucell’s revenue does not affect our revenue on a consolidated basis.

ScanVision Technologies Ltd.

          In 2002, Orev established ScanVision Technologies Ltd. with a private entity and holds approximately 48% of its outstanding share capital and 50% of the voting rights in ScanVision.   ScanVision develops technology for security and CCTV motion-less applications.  In 2002, ScanVision did not have any revenues and it incurred a net loss of NIS 128,000.

          D.          PROPERTY, PLANTS AND EQUIPMENT

          Our principal executive offices are located at 1 Azrieli Street in Tel-Aviv, Israel, where the offices of Silverboim, our principal shareholder, are located.  Our offices are leased by Silverboim, and we have an arrangement with Silverboim pursuant to which we will be responsible to pay for rent and maintenance expenses of these premises, up to but not exceeding, $2,500.00 per month, which at the time the arrangement was made constituted 27% of Silverboim’s expenses for these premises.  Upon the closing of the Change of Control Transaction, as mentioned in Item 7, our principal executive offices will be relocated to our main facility in Holon.

          Orev conducts its management, research and development, sales and marketing, and operetions from a facility in Holon, Israel consisting of approximately 30,000 square feet, pursuant to a lease which expires in June 2005.  Orev also maintains additional production facilities in Afula, Israel, consisting of approximately 8,560 square feet pursuant to a lease, which expires in December 2003, and Orev is negotiating a renewal of this lease.  Orev has a sales center for the Israeli market in Holon, Israel consisting of approximately 1940 square feet, which expires in July 2003 and is in the process of being extended until the end of 2003.  We believe that our facilities are adequate to serve our needs and the needs of Orev for the foreseeable future.

          We currently do not own any real property; however, Orev and its partners in ArrowHead are in the final stages of acquiring a building in New Zealand primarily for the operations of ArrowHead.  For a description of the terms for the purchase of this property see Item 7: Related Party Transactions.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

          A.          OPERATING RESULTS

          The following discussion and analysis should be read in conjunction with our Financial Statements and notes thereto included elsewhere in this report.

Overview

          We are an Israeli holding company in the area of security alarm systems.  Through our subsidiaries and affiliates in Israel and around the world, we design, develop, manufacture, sell and distribute a broad range of sophisticated security detection and alarm systems consisting of a wide range of wired and wireless control panels, several lines of indoor and outdoor sensors, access control systems and communication systems for use in commercial and industrial facilities, residential homes and open areas.  In addition to our security detection and alarm systems, we also design and produce digital CCTV (Closed Circuit Television) systems, microwave barriers and perimeter protection systems for civil and military applications.   Our principal business activities are conducted through Orev, which we acquired in July 1999 and Orev’s subsidiaries.

          Orev markets and sells its security alarm products in Israel and throughout the world.  Orev directly markets and sells its products in Israel and its customers in Israel include central station monitoring providers and security systems integrators and installers. Orev’s foreign customers outside Israel consist primarily of independent distributors with whom Orev entered into distribution arrangements on both an exclusive and non-exclusive basis in approximately fifty (50) countries throughout the world.

Significant Accounting Principles and Policies

          Our financial statements are prepared in accordance with accounting principles, and audited annually in accordance with auditing standards, generally accepted in Israel.  A discussion of the significant accounting policies which we follow in preparing our financial statements is set forth in Note 2 to our consolidated financial statements included elsewhere in this annual report.  The following is a summary of certain principles that have a substantial impact upon our financial statements and, we believe, are most important to keep in mind in assessing our financial condition and operating results:

          Use of Estimates.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.  We evaluate, on an ongoing basis, our estimates, including those related to bad debts, income taxes and contingencies.  We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances.  The results of these assumptions are the basis for determining the carrying values of assets and liabilities that are not readily apparent from other sources.  These estimates may vary under different conditions.

          Allowance for Doubtful Accounts.  We record allowance for doubtful accounts based on specific receivables which in our opinion the ability to collect them is doubtful.

          Impairment of Property and Equipment.  We periodically assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon differences between the carrying amount and fair value of such assets.

          Deferred Taxes.  With respect to the tax benefit from our public offering, we record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized.  While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would not increase income in the period such determination was made.  However, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.  For additional analysis of tax issues, please refer to Note 17 of our consolidated financial statements included elsewhere in this report.

Results of Operations:

          The following table sets forth for the periods indicated, selected items from our consolidated statements of operations as a percentage of our total sales.

	Year Ended December 31

	2000	2001	2002

Sales	100%	100%	100%
Cost of Sales	71.4%	74.1%	65.3%
Gross Profit	28.6%	25.9%	34.7%
Research & Development Expenses	4.7%	6.2%	5.8%
Sales and Marketing Expenses	7.6%	9.5%	7.3%
General & Administrative Expenses	12.3%	13.3%	12.1%
Amortization of Other Assets	-	0.6%	0.7%
Operating Income (Loss)	4%	(6.2%)	8.7%
Income Before Tax	5.5%	0.1%	5.3%
Net Income (Loss)	1.7%	(3.7)%	2.2%

Analysis of our Operation Results for the Year ended December 31, 2002 Compared to Year ended December 31, 2001.

Revenue. Sales for the year ended December 31, 2002 increased by approximately 17.6% to NIS 94 million from NIS 80 million for the year ended December 31, 2001. The increase in our sales volume was driven by the additional sales generated by our two subsidiaries in Australia and New Zealand which increased their joint sales by 78% from approximately NIS 13 million in 2001 to approximately NIS 23.2 in 2002.  The remaining increase of our revenue resulted primarily from the effects on Orev’s sales caused by the devaluation of the NIS compared to the U.S. dollar. The prices in U.S. dollars of our main products has remained stable. Sales of new products constituted 6% of our sales for the year ended December 31, 2002.

Cost of Sales.  For the year ended December 31, 2002 our cost of sales increased by 3.7% to NIS 61.5 million compared to NIS 59.3 million in 2001.

Gross Profit. For the year ended December 31, 2002 the growth of our sales increased our gross profit to NIS 32.6 million compared to a gross profit of NIS 20.7 million in 2001.  This increase in our sales resulted in a gross profit of 34.7% in 2002 compared to a gross profit of 25.9% in 2001. In addition to the increase in our gross resulted from an increase in Orev’s gross profit.  Orev’s gross profit was affected primarily by the devaluation of the NIS compared to the U.S. dollar which caused an increase in our sales in terms of NIS. Furthermore, the increase in our cost of sales in NIS linked to the U.S. dollars and U.S. dollars was offset by a reduction in our production costs in U.S. dollars, thus contributing to an overall increase in our gross profit.

Research and Development. For the year ended December 31, 2002, our research and development expenses increased to NIS 5.48 million from NIS 4.94 million in 2001, and NIS 3.35 in 2000, an increase of approximately 11% and 47%, respectively.  This increase resulted from a continuation of Orev’s growth strategy which it began implementing in 2000 and reflects an overall increase in Orev’s research and development expenses due to an expansion of Orev’s R&D activities and staff.

Selling Expenses. For the year ended December 31, 2002, our selling and marketing expenses decreased from NIS 7.6  million in 2001 to NIS 6.9 million in 2002.  This decrease is due primarily to a relative decrease in the overall cost of Orev’s participation in the marketing expenditures of its worldwide distributors and a relative increase at the end of 2002 in its marketing efforts aimed towards its original equipment manufacturing (OEM) market.

General and Administrative Expenses.  For the year ended December 31, 2002, our general and administrative expenses increased from NIS 10.6 million in 2001 to NIS 11.4 million in 2002.  This increase is due primarily to an increase in the general and administrative expenses of our subsidiaries in Australia and New Zealand.

Amortization of Other Assets For the year ended December 31, 2002 we incurred amortization expenses amounting to NIS 0.66 million for the amortization of the marketing rights assets resulting from Orev’s acquisition of its subsidiary in Australia in April 2001 (which is amortized over a period of 5 years commencing on the day of acquisition), compared to NIS 0.49 million in 2001.  This increase in amortization in 2002, as compared to 2001, resulted from the amortization of these marketing assets for the full year (12 months) as compared to the amortization over a 9-month period in 2001 (due to the fact that this acquisition took place in April 2001).

Operating Income (Loss). For the year ended December 31, 2002, our operating income increased from an operation loss of NIS 2.1 million in 2001 to an operating income of NIS 8.1 million in 2002 primarily due to an increase in our sales which increased our gross profits for this year.

Net Income (Loss). As a result of the items set forth above, the net income for the year ended December 31, 2002 was NIS 2.1 million compared to a net loss of NIS 4.96 million in 2001.

          For a discussion comparing the results of our operations from 2001 to 2000, please see Item 5 of our annual report on Form 20-F for the year ending December 31, 2001 filed with the Securities and Exchange Commission, which pages are hereby incorporated by reference.

          The following is a breakdown of the percentage of our sales by geographic regions:

Year ending December 31,	Australia, New Zealand, South and East Asia	Europe	America	Israel	Other

2002	27	47	10	15	1
2001	17	51	12	18	2
2000	9	53	16	21	1

          The consolidation of Orev’s subsidiaries in Australia and New Zealand since 2001 have increased their regional portion of our total sales in Australia, New Zealand and South and East Asia from 9% in 2000 to 17% in 2001 and 27% in 2002.  This has decreased the share of the other regions as a percentage of the total sales.

Conditions in Israel

          We are incorporated under the laws of the State of Israel and all of our offices are located in Israel.  Accordingly, political, economic and military conditions in Israel directly affect our operations.

          Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest.  The Israeli Government has, for these and other reasons, intervened in the economy by utilizing, among other things, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and exchange rates.  The Israeli Government has periodically changed its policies in all of these areas.

          Until recently, transactions in foreign currency were strictly regulated.  In May 1998, the Bank of Israel liberalized its foreign currency regulations by issuing a new “general permit” providing that foreign currency transactions are generally permitted, although some restrictions still apply. Under the new general permit, all foreign currency transactions must be reported to the Bank of Israel and a foreign resident must report to his financial mediator about any contract for which Israeli currency is being deposited in, or withdrawn from, his account.    We cannot predict the future impact of this liberalization on the value of the NIS compared to the dollar and the corresponding effect on our financial statements. The Israeli Government and the Israeli Central Bank’s monetary policies contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth and a high rate of unemployment.  There can be no assurance that the Israeli Government and the Israeli Central Bank will be successful in their attempts to keep prices and exchange rates stable.  Price and exchange rate instability may have a material adverse effect on our business.

          As a result of the above economic policies, our operations have been affected by governmental intervention in interest rates, foreign currency exchange rates and inflation. See the information set forth below in this Item 5 and in Item 11: Quantitative and Qualitative Disclosures about Market Risk for a discussion of these effects on our business.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

          The following table sets forth, for the periods indicated, information with respect to the Israeli CPI, the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar and the rate of inflation adjusted for devaluation.  For purposes of this table, the Israeli CPI figures use 1993 as a base equal to 100.  These figures are based on reports of the Israel Central Statistics Bureau.  Inflation is the percentage change in the Israeli CPI between the last month of the period indicated and December of the preceding year.  Devaluation is the percentage increase in the value of the dollar in relation to Israeli currency during the period indicated.  Inflation adjusted for devaluation is obtained by multiplying by 100 the results obtained from dividing the Israeli inflation rate plus 100 by the annual devaluation rate plus 100, and then subtracting 100.

Year Ended December 31	Israeli Consumer Price Index	Israeli Inflation Rate%	Devaluation Rate%	Inflation Adjusted for Devaluation%

1998	166.3	8.6	17.6	(7.7)
1999	168.5	1.3	(0.1)	1.4
2000	168.5	0	(0.02)	0.02
2001	170.9	1.4	9.3	(7.2)
2002	182.0	6.5	7.3	(0.74)

          Since the institution of the Israeli Economic Program in 1985, the rate of inflation, while continuing, has been significantly reduced, and the rate of devaluation has been substantially diminished. The annual rates of inflation during the years ended December 31, 1998, 1999, 2000, 2001 and 2002 were approximately 8.6%, 1.3%, 0%, 1.4% and 6.5% respectively, while during such periods Israel effected a devaluation of the NIS against the U.S. dollar of approximately 17.6%, (0.1), (0.02%), 9.3% and 7.3%, respectively. During each of the two years ended December 31, 1999, and 2000, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the U.S. dollar, while during each of the three years ended December 31, 1998, 2001 and 2002 the rate of devaluation of the NIS against the U.S. dollar exceeded the rate of inflation in Israel.

          A devaluation of the NIS in relation to the U.S. dollar will have the effect of decreasing the dollar value of any of our assets that consist of NIS or receivables payable in NIS.  Such a devaluation would also have the effect of reducing the U.S. dollar amount of any of our liabilities, which are payable in NIS (unless such payables are linked to the U.S. dollar).  Conversely, any increase in the value of the NIS in relation to the U.S. dollar will have the effect of increasing the dollar value of any of our linked assets and the dollar amount of any of our linked NIS liabilities.  The representative rate on December 31, 2002 was NIS 4.737 per $1.00.

TABLE OF EXCHANGE RATES (NIS TO US DOLLAR)	High	Low

Annually
Fiscal 2000	4.159	3.999
Fiscal 2001	4.416	4.041
Fiscal 2002	4.994	4.416

Quarterly

First Quarter 2002	4.416	4.716
Second Quarter 2002	4.668	4.994
Third Quarter 2002	4.660	4.871
Fourth Quarter 2002	4.632	4.862

          The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by the devaluation of the NIS in relation to the dollar.

          Our assets are not linked to the Israeli CPI.  However, some of our liabilities are linked to the Israeli CPI and various foreign currencies.  Consequently, inflation in Israel and currency fluctuations will have a negative effect on the value to us of payments we receive in NIS.

          B.          LIQUIDITY AND CAPITAL RESOURCES

          At December 31, 2002, we had a working capital of approximately NIS 16.5 million, which consists of current assets of NIS 57 million less current liabilities of NIS 40.6 million, compared to our working capital as of December 31, 2001, which amounted to NIS 6 million, consisting of the then current assets of NIS 59.9 million less the then current liabilities of up to NIS 53.9 million.

          The main current assets as of December 31, 2002 are cash (NIS 2.9 million), inventory (NIS 26.8 million) and trade receivables (NIS 20.3 million) compared to the main current assets as of December 31, 2001 which were cash (NIS 2.2 million), marketable securities (NIS 1.5 million), inventory (NIS 25.7 million) and trade receivables (NIS 23.5 million).

          The statement of cash flows for the year ended December 31, 2002 indicates the net cash provided by operating activities of NIS 9.6 million as compared to NIS 6.65 million used for operating activities in 2001. This increase is due to a net income amounting to NIS 2.1 million for the year ended December 31, 2002 compared to a net loss of NIS 4.96 million in 2001.  Furthermore, the reduction in our trade receivables for 2002 contributed to an additional increase in our net operating activities.

          We financed the purchase of substantially all of the assets, liabilities and business of Orev with a loan from Bank Hapoalim in the principal amount of approximately NIS 54,000,000.  As a security for this loan, we provided Bank Hapoalim with a pledge on the Orev shares which we purchased.  We have repaid portions of this initial balance throughout the years 1999 to 2003.  As of July 1, 2003, the principal balance outstanding under this loan was approximately NIS 26,500,000, a portion of which was converted into various foreign currency loans totaling approximately $1,600,000 and 108,300,000 Japanese yen (equivalent to approximately $913,000). The foreign currency loans are payable in fixed payments through 2006 and accrue interest at variable rates between 1.87% and 2.25% above the London Inter-Bank Offering Rate.  The balance of the NIS loan is payable upon demand and accrues interest at the prime rate as determined by the Bank of Israel plus 0.5 percent. In 2000, 2001 and 2002 the loans in NIS accrued interest at a weighted average of 10%, 5.3%, and 10.9%, respectively, while on December 31, 2002 the interest rate on our short-term NIS loans was approximately 11%.

          Pursuant to the terms of the loan, we are required by Bank Hapoalim to comply with certain standard financial covenants so long as any amount is outstanding.  These covenants include the major shareholders’ undertaking not to decrease their holdings in Crow and not to create new pledges against their shares.  We are also subject to Bank Hapoalim’s demand for immediate repayment upon the occurrence of certain events, including: a material default on the loan repayment, going into receivership, a change in control of Crow or a cessation of our commercial activities. Notwithstanding our general covenants, Bank Hapoalim indicated that should Mr. Shmuel Melman and Advocate, Asher Barak, as a trustee, become our controlling shareholders instead of Silverboim, the bank will not deem this to be a breach of the covenants. See Item 7: Major Shareholders – Change of Control Transaction.  In February 2003, pursuant to a resolution of our board of directors, we agreed to place a charge on all of our and Orev’s assets for the benefit of Bank Hapoalim and to provide them with an unlimited guarantee, by us and Orev, as a security for the repayment on any current or future loans that we or Orev have or may receive from Bank Hapoalim.  Furthermore, we covenanted that any proceeds that we will receive from Orev in the form of a dividend or in management fees will be used to repay our debt to Bank Hapoalim.

Loans and guarantees granted to our subsidiaries.

          Freelink Ltd. – In 2000, Orev made an interest-free loan to Freelink Ltd., an entity jointly controlled by Orev and Royalinks Ltd., in the aggregate principal amount of approximately $200,000.  The maturity date of this loan has not yet been determined.  This loan is linked to the U.S. dollar and currently amounts to $175,000.  At the end of 2002, Orev converted $25,000 of this loan into equity of Freelink. In addition, Orev provided a guarantee to secure a $250,000 credit facility provided by Bank Hapoalim to Freelink.

          ArrowHead Alarm Products Ltd. – Pursuant to the agreement for the acquisition of 51% of the ordinary shares of ArrowHead in 2001, Orev committed to provide ArrowHead with a loan in the amount of $72,000 if ArrowHead would require this funding.  In the first quarter of 2003, Orev provided ArrowHead with a two-year loan in the amount of approximately $55,000 with an annual accruing interest equal to LIBOR.  The purpose of this loan is to permit ArrowHead to repay a loan that it received from its other shareholders in 2001.  Should ArrowHead require additional funding, it maintains the right to request that Orev provide it with the remainder of the committed loan, in an amount of approximately $17,000. See Item 4: Property, Plants and Equipment for a discussion concerning the purchase of the property in New Zealand and Item 7: Related Party Transaction for a description of the guarantees provided by Orev for ArrowHead in the amount of approximately $143,000 and a 15-year bank loan taken by ArrowHead from a local New Zealand bank.

          ScanVision Technologies Ltd. – Pursuant to the agreement for the establishment of ScanVision, Orev agreed to provide ScanVision with a loan in its first year of operations in an amount equal to $200,000.   Furthermore, Orev agreed to provide ScanVision with an additional $200,000 in the form of a loan or guarantees for its second year of operations.  All loans provided to ScanVision are adjusted to the CPI and carry an adjusted interest rate equal to 4%.

          Actech Ltd. – In June 2001, Orev entered into an agreement with Camden Trading Ltd, Inc. in order to establish a new company in Israel, Actech Ltd., to develop, manufacture and market electronic access control systems. Orev holds 50% of the outstanding share capital of this company.  Orev committed to provide Actech with a loan in the amount of $65,000. In the event that further financing is required for development purposes, Orev committed to provide Actech with an additional loan of up to $90,000, for a period of 12 months.  As of the date of this annual report, Orev has provided Actech with loans in the amount of $130,000.  In the event that further financing is required for development purposes, Orev will fulfill its remaining commitment to Actech to provide it with an additional loan of up to $25,000, for a period of 12 months.   These loans are linked to the U.S. dollar and bear an annual interest rate of LIBOR plus 2%. Furthermore, Orev has committed to provide manufacturing and design services for Actech, at cost plus ten percent. In the context of this agreement, Orev purchased from Camden Trading Ltd., Inc. know-how in the field of access control systems, in the aggregate amount of $65,000.

          Secucell Ltd. – Orev provided a guarantee to secure a $200,000 credit facility provided by Bank Hapoalim to Secucell.

          Video Domain Technologies Ltd. – We have guaranteed the payment of up to $1.1 million of certain indebtedness of Video Domain, of which  we own approximately 34% of the total outstanding equity interests in, to Bank Hapoalim until the earlier of January 9, 2003 or such time upon which Video Domain independently obtains from a reputable bank in Israel a credit facility for at least $1.1 million on commercial terms no less favorable that those applying to the facility extended by Bank Hapoalim to Video Domain.  As of the date of this annual report, this guarantee has been cancelled.

          Count Wise Ltd. – In June 2003, we transferred all our holdings amounting to 15% of Count Wise’s ordinary shares to a private entity, in return for the cancellation of the guarantee in the amount of $88,000 which we provided to secure Count Wise’s debt to Bank Hapoalim.  As a result of this transfer, our guarantee towards the bank has been cancelled.

          The following is a schedule showing our aggregate financial commitments (in NIS thousands):

Payment Due in NIS by Period
(in thousands for the year ended December 31, 2002)
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years

Long Term Debt(1)(2)	23,809	3,827	19,725	257	-
Operating Leases	2,477	1,142	1,335	-	-
Other Long-Term Obligations	4,009	-	-	-	4,009

Total Contractual Obligations	30,295	4,969	21,060	257	4,009

(1)We have a maximum line of short-term and long-term credit with our banks amounting to NIS 52.3 million which has been utilized in its entirety.
(2) Long term obligations do not include a 15-year loan that ArrowHead received in July 2003 in the amount of NZD 1,046,000 from a local New Zealand bank.  This loan is payable in equal monthly installments over a 15 year period.

Amount in NIS of Commitment Expiration Per Period
(in thousands for the year ended December 31, 2002)

Other Commitment Obligations	Total Amounts Committed	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years

Short Term Loans(1)	22,291	22,291	-	-	-
Standby Letters of Credit	663	-	-	663	-
Guarantees	7,348	5,216	-	-	2,132

Total Other Commitment Obligations	30,302	27,507	-	663	2,132

(1)We have a maximum line of short term and long term credit with our banks amounting to NIS 52.3 million which has been used in its entirety.

          We believe that our working capital is sufficient for our present requirements and future plans and we do not anticipate any liquidity problems arising from any legal or economic restrictions that may affect our ability to transfer funds from our subsidiaries.

          C.          RESEARCH AND DEVELOPMENT

          All of the manufacturing and research and development activities of Orev and its subsidiaries take place in Israel, except for a portion of our development and manufacture that is performed in New Zealand.  We are engaged in programs to develop and improve products, as well as to develop new and improved manufacturing methods.  Expenditures for research and development activities engaged by us were approximately NIS 5.5 million in 2002, NIS 4.9 million in 2001 and NIS 3.3 million in 2000. Our research and development expenses have increased as a result of our involvement in several projects currently underway to develop new products and improve our existing products and manufacturing methods, including in the area of detection security systems.

          D.          TREND INFORMATION

          The events of September 11, 2001 (9/11) have altered the way security functions are performed, and the means by which security functions are performed has changed accordingly.  As a result of the events of 9/11 we have observed that large corporations and organizations upgraded their security systems. Furthermore, we have also observed an increase in the purchase of home security systems by private customers as well as changes in the purchase of security systems by the governmental sector. Governmental entities have provided funding for the acquisition and implementation of multi-technology detection and defense systems.

          In addition to a general increase in the quantity of security systems being purchased from the security systems industry, we have observed that security system customers’ needs have also changed.  Today there is an increasing demand for detection systems to detect intrusions or threats at a much earlier stage, thus requiring that the security systems be capable of monitoring an expanded detection area. The increase in the needs of security systems users has caused larger turnovers and increased research and development spending in the security market.   Accordingly, we have also increased our research and development spending to satisfy the increasing demands of our customers.

          The security and alarm industry is evolving through the introduction of new technologies, particularly specialized systems such as integrating wireless video and sensory applications. Orev has responded to these worldwide trends by expanding its product lines in those areas and enhancing its direct sales and marketing efforts through our recent acquisitions of local distributors and business partners. We have been focusing our research and development efforts in the area of outdoor detection security systems.

          As part of our strategy, we have recently developed methods to modify our external systems with relative ease to enable the control of multiple sensors by remote means.  The proprietary technologies of our subsidiaries, Freelink Ltd. and ArrowHead Alarm Products Ltd. are serving as the basis for the development of Orev’s newest systems, specifically in the development of wireless products and control panels, respectively.  We believe that the introduction of CCTV products, in addition to our other security solutions, along with the formation of ScanVision, which manufactures unique patented motionless cameras, enables Orev to provide broad-based security solutions in response to the changing needs of our customers.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

          A.           DIRECTORS AND SENIOR MANAGEMENT

          The following persons are our executive officers and directors:

Name	Age	Position

Meir Jacobson	51	Chairman of the Board
Zvi Barinboim (2)	33	Director and Chief Executive Officer
Shmuel Melman	51	Director and Chief Executive Officer of Orev
Osnat Gull* (3)	46	Director
Eyal Fahima*	38	Director
Monique Bennoun– Melman* (4)	40	Director
Alexander Werber*	48	Independent Director
Uri Bar-Ner* (1)	68	Independent Director
Ofra Brown*(1)	49	Independent Director

(1)	Mrs. Brown resigned her position as independent director of the company for personal reasons on November 30, 2002 and was replaced by Mr. Bar-Ner.
(2)	Following the closing of the Change of Control Transaction in Crow, as mentioned in Item 7, Mr. Barinboim will cease to be our director and Chief Executive Officer.
(3)	Ms. Osnat Gull resigned from our board of directors on May 27, 2003
(4)	Ms. Monique Ben-Noun Melman is married to Mr. Shmuel Melman.

*The directors and officers with an asterisk across from their name own less than one per cent of our issued share capital.

          Meir Jacobson has served as Chairman of our Board of Directors since January 2000.  Mr. Jacobson has also been the Chief Executive Officer of Bridge Investment House Ltd., an Israeli investment banking firm, since 2000.   Prior to that time, Mr. Jacobson was the general manager of Nechasim M. I. Ltd., an Israeli governmental company established for the purpose of engaging in the privatization of banks in Israel.   Mr. Jacobson is also a director of Orsys Ltd., a publicly traded company and a director of Leader Tech, a publicly traded Israeli company. In addition, Mr. Jacobson is the Vice President of Shrem Fudim Kelner Ltd., a publicly traded company in Israel, which is also a shareholder of Silverboim.  Mr. Jacobson has a B.A. degree in Economics and Accounting from Tel-Aviv University.

          Zvi Barinboim has served as our Chief Executive Officer and director since 1998.  Mr. Barinboim is a real estate entrepreneur and a manager of investment companies.   Mr. Barinboim is also the Chairman of the Board of Directors of Robomatix Technologies Ltd., a publicly traded company on the NASDAQ OTC Bulletin Board, and serves as a director in World Group Holdings Ltd., a publicly traded company on the TASE, and other private companies under his control.  Mr. Barinboim is a director and controlling shareholder in Silverboim Holdings, Ltd., who owns a controlling stake in our company and is deemed to be a controlling shareholder of our company pursuant to Israeli securities laws.  During 1997 and 1998, Mr. Barinboim served as the general manager of Nathalia Investments Ltd.

          Shmuel Melman is a founder of Orev and has served as the Chief Executive Officer of Orev since its inception in 1982.  Since 1999, Mr. Melman also serves as our director.

          Osnat Gull served as our director since January 2000 and until her resignation in May 2003.

          Eyal Fahima was appointed to our board as a director in June 2002. From 1997 to 2000 Mr. Fahima was a securities analyst for various investment funds of the Bank Leumi group. Since 2000, Mr. Fahima has been an investment manager for Gmull Investments Ltd., an Israeli investment banking firm which holds 20.2% of our outstanding share capital, and serves as a director and investment committee member for numerous public and private companies. Mr. Fahima has a B.A. in Economics from the Hebrew University of Jerusalem and an M.B.A. from Tel Aviv University.

          Monique Bennoun–Melman has served as our director since July 2000 and has been in charge of our international marketing and sales since 1994 (excluding the period between 1997 and 1998).  Previously Ms. Bennoun-Melman has fulfilled numerous marketing positions including in the International Sales Division of Tadiran Telecommunications Ltd. International between 1992 and 1994 and as a sales manager in Mennen Medical Ltd. from 1989 to 1991. Ms. Bennoun-Melman is a graduate of the Institute of Political Studies in Paris, France and has an M.B.A. from the Hebrew University in Jerusalem.  Ms Bennoun-Melman is also married to Mr. Shmuel Melman.

          Ofra Brown was elected to serve as an independent director by our shareholders in September  2000.  Ms. Brown serves as the Chief Financial Officer of VIZRT Ltd. since November 2001. Ms. Brown served as BVR Ltd.’s Chief Financial Officer from  January 1999 to November 2001. From 1978 to 1998, Ms. Brown was employed in various capacities by the Industrial Development Bank of Israel, most recently serving as the Credit Manager for the Electronic and Hi-tech industries. Ms. Brown served as a director of Nexus Telocation Systems Ltd., and currently serves as a director of Investec Underwriting and Consulting (Israel) Ltd. and Cimatron Ltd. Ms. Brown holds a B.A. in Economics, with a concentration in statistics from Tel-Aviv University and an M.B.A. from City University of Seattle. Mrs. Brown resigned her position as independent director of the company for personal reasons on November 30, 2002 and was replaced by Mr. Bar-Ner.

          Alexander Werber was elected to serve as an independent director by our shareholders on September 24, 2000 and also serves as the Chairman of our Audit Committee.   Mr. Werber currently provides outsourced financial services to small and mid-sized companies seeking financial solutions.  In the past Mr. Werber fulfilled financial positions in several Israeli high-tech companies such as Vcon Telecommunications Ltd., Rada Electronic Industries Ltd., CTMotin Ltd., and  Norkom Technologies Ltd. and also co-founded Cellpay Ltd.  Mr. Werber holds a B.A. degree in Economics from Tel Aviv University and is a Certified Public Accountant.

          Uri Bar-Ner was elected to serve as our independent director by our shareholders in February 2003.  Mr. Bar-Ner is a former Ambassador of Israel to Turkey, where he was engaged in promoting economic business and trade relations between the two countries.  Mr. Bar-Ner served as Consul General to Chicago and Deputy Consul General to New York where he concentrated in developing economic relations between Israel and the U.A. Mr. Bar-Ner is currently an adviser for development and foreign relations to the Schneider Children’s Medical Center and serves as a director of the Public Council supporting the Medical Center and is the Co-Chairman of the friends of the Schneider Children’s Medical Center in New York.  Mr. Bar-Ner was the deputy Director General of the Ministry of Foreign Affairs and served in diplomatic missions in Europe and Asia. Mr. Bar-Ner has a B.A from Hebrew University of Jerusalem and an M.A. from Emory University in Atlanta Georgia, U.S.

          Our Articles of Association provide for a board of directors of not fewer than three (3) nor more than twelve (12) members. Our Board of Directors is presently comprised of seven (7) members.  All directors hold office until the next annual meeting of shareholders and until their successors shall have been elected.  Our officers serve at the pleasure of the Board of Directors subject to the terms of such agreements, if any, between an officer and our company.  Mr. Fahima is a member of our Board of Directors designated by Gmull Investments, pursuant to the share purchase agreement entered into with Gmull Investments.

          B.          COMPENSATION

          The aggregate direct compensation paid to or accrued for the account of all of our officers and directors as a group during the fiscal year 2002 was approximately $843,000, compared to $993,694 in 2001. This amount includes the following compensation, if and to the extent paid or accrued during 2002: directors’ fees, officers’ compensation bonuses, amounts set aside or accrued to provide pension, retirement, insurance or similar benefits, amounts expended by us for automobiles made available to our officers and expenses (including business association dues and expenses) for which directors were reimbursed. From the amount set forth above, the aggregate direct compensation for 2002 paid to or accrued for the account of all directors and officers of all of our subsidiaries, including Crow Electronic Engineering Ltd.("Orev"), was approximately $611,000 compared to $651,908 in 2001.  Each of our directors received an annual fee of approximately $3,400 and an attendance fee of approximately $115 per meeting attended.

          In September 2000, our audit committee decided to remunerate Messrs. Zvi Barinboim and Shmuel Melman for their efforts to raise our value and enlarge our income, on a successful basis.  The grant of cash bonus payments were calculated for the fiscal years 2000, 2001 and 2002 as 10% of the increase in profits before tax in relation to the 1999 profits of Orev.  With respect to the fiscal year 2002, if the profits before tax were to exceed the sum of the profits of Orev from the year 1999 plus 30% of such profits from the year 1999, Messrs. Barinboim and Melman were to be jointly granted 10% of such excess amount.  This target was not met therefore, Messrs. Barinboim and Melman did not receive bonuses.  Messrs. Barinboim and Melman were individually remunerated a total sum of approximately NIS 1 million each in 2002 for the services that they provided us.

          C.           BOARD PRACTICES

          Independent Directors.  The Israeli Companies Law, 1999 (the “Companies Law”), became effective on February 1, 2000.  Under the Companies Law, subject to various transitional provisions, companies incorporated under the laws of Israel whose shares have been offered to the public (a "Public Company") either inside or outside of Israel are required to appoint two independent, or external, directors who reside in Israel.  A person may not be appointed as an independent director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment as independent director, or had, during the preceding two years, any affiliation with the company, or with any entity controlling the company or any entity controlled by the company.  The term “affiliation” as used in the Companies Law includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; or

•	service as an office holder, as described by law.

          A person may not serve as an independent director if the person’s position or other business creates, or may create a conflict of interest with the person’s responsibilities as an independent director or may adversely impact such person’s ability to serve as an independent director.

          Under the Companies Law, each committee, empowered to exercise any of the authorities of the company’s board of directors, is required to include at least one independent director.  The term of an independent director’s service is three years and may be extended once for an additional three years.  Independent directors must be elected by a majority vote of the shareholders in a general meeting, provided that either such majority includes at least one third of the non-controlling shareholders voting, or that those non-controlling shareholders voting against the election do not represent more than one percent of the total voting rights in the company. If Independent directors cease to meet the statutory qualifications for their appointment, or if they violate their duty of loyalty to the company, they may be removed by the same percentage of shareholders as is required for their election, or by a court order.

          Our two independent directors are Alexander Werber and Uri Bar-Ner.

          Audit Committee; Internal Auditor.   Pursuant to the Companies Law, the board of directors of a public company must appoint an audit committee, as well as an internal auditor.  The audit committee must be comprised of at least three directors, including all of the independent directors.  The audit committee may not include the chairman of the board, any director employed by the company or providing services to the company on a regular basis, or a controlling shareholder or his relative.  The role of the audit committee is to examine, among other things, whether the company’s acts comply with the law and orderly business procedures.  The internal auditor may be an employee, but may not be an affiliate or office holder, or a relative of any affiliate or office holder, and may not be the company’s independent accountant or its representative.  The role of the internal auditor is to examine, among other things, whether actions taken by the company comply with the law and orderly business procedure.

          As of May 2003, the members of our audit committee are Alexander Werber and Uri Bar-Ner. Our Board of Directors nominated Mr. Eyal Fahima to replace the position vacated by Ms. Gull, who resigned from her position as director in May 2003. Dan Shapira CPA (Israel) is our internal auditor.

          An independent director is entitled to compensation as provided in regulations adopted under the new Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an independent  director.

D.      EMPLOYEES

          The following table sets forth the total number of our subsidiaries’ employees at the end of each of the past three years:

	Year Ended December 31,

	2000	2001	2002

Manufacture and Production	135	139	144
Research and Development	32	31	38
Sales and Marketing	10	17	17
Administration and Management	22	34	28
Total	202	221	227

          Pursuant to Israeli law, we are legally required to pay severance benefits upon the retirement or death of an employee or the termination of employment of an employee without due cause.  Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is similar to the United States Social Security Administration.

          We are not party to any collective bargaining agreements. However, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) are applicable to our employees by order of the Israeli Ministry of Labor. These provisions concern principally the length of the workday, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

          Israeli law generally requires severance upon the retirement or death of an employee or termination of employment without due cause. We currently fund our ongoing severance obligations by contributing funds on behalf of our senior employees to a fund known as the “Managers’ Insurance.” This fund provides a combination of savings plan, life insurance and severance pay benefits to the employee, giving the employee a lump sum  payment upon retirement and securing the severance pay, if legally entitled, upon termination of employment. We decide whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his or her salary and the employer contributes between 13.3% and 15.8% of the employee’s salary. In addition, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, an agency, which is similar to the United States Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages, of which the employee contributes approximately 66% and the employer contributes approximately 34%.

          E.          SHARE OWNERSHIP

          The following sets forth, as of July 1, 2003, the share ownership of our directors and executive officers. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.

Name of Director/Officer	Number of Ordinary Shares Beneficially Owned (1)	Number of Options/Warrants Exercisable Within 60 Days	Percentage of Total Shares(1)

Zvi Barinboim(2)(3)	2,039,892	0	46.66%
Meir Jacobson	135,820	0	3.11%
Shmuel Melman (2)(3)	123,500	0	2.82%

(1)

Percentages in this column are based on 4,372,275 ordinary shares outstanding as of July 1, 2003.  There are no outstanding options/warrants, which are exercisable within 60 days of July 1, 2003. ‘Beneficial ownership’ is determined in accordance with the rules of the Securities and Exchange Commission (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) and shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for the purposes of determining the percent owned by such person or group. To our knowledge, the persons and entities named in the table above are believed to have sole voting and investment power with respect to all ordinary shares shown as owned by them, except as described below.

(2)

Following the closing of the Change of Control Transaction in Crow as mentioned in Item 7 (below) Mr. Shmuel Melman, which is one of our directors, and Advocate Asher Barak, as a trustee, will become our beneficial owners and Mr. Barinboim will cease to be our beneficial owner, our director and Chief Executive Officer.

(3)	These shares represent 2,039,892 ordinary shares held by Silverboim Holdings Ltd., in which Mr. Zvi Barinboim has a direct and indirect interest in.

Silverboim’s voting power is equivalent to 50.80% due to Silverboim’s ability to exercise an additional 181,057 ordinary shares held by Shrem Fudim Kelner Technologies Ltd. pursuant to an irrevocable power of attorney granted to Silverboim as described in Item 7: Major Shareholders - Shareholders Voting Agreements.

Upon the completion the Change of Control Transaction in Crow as mentioned in Item 7, Silverboim intends on assigning the shareholder agreements with Shrem Fudim Kelner Technologies Ltd. to Mr. Shmuel Melman and Advocate Asher Barak, as a trustee, as described in Item 7: Major Shareholders – Shareholders’ Voting agreements.

Silverboim Holdings Ltd. is a privately held company which shares are held by Zvi Barinboim (approximately 12.67%), Barhoz Holdings Ltd. (approximately 13.72%), Sender Holdings Ltd. (approximately 26.38%), Gilex Holdings B.V. (approximately 11.81%), Shrem Fudim Kelner Ltd. (approximately 5.86%), Zvi Bar-Nes Nissensohn (approximately 8.73%), Bar-Nes Properties Ltd. (approximately 1.70%), Poalim Nehasim (approximately 6.79%) and Shmuel Melman (approximately 12.34%). Zvi Barinboim also holds, primarily through a wholly owned company, approximately 51% of the voting rights and 26.9% of the capital stock of Barhoz Holdings Ltd. Following the Change of Control Transaction in Crow, as mentioned in Item 7, Mr. Shmuel Melman and Sender Holdings Ltd. will cease to hold shares in Silverboim.

On May 28, 2000, Sender Holdings Ltd. granted Zvi Barinboim an irrevocable power of attorney under which Zvi Barinboim will be entitled to exercise all of Sender Holdings Ltd.’s voting rights in Silverboim Holdings. On March 11, 2002, Poalim Nehasim Ltd. granted Zvi Barinboim an irrevocable power of attorney for a period of three years under which Zvi Barinboim will be entitled to exercise all of the voting rights of Poalim Nehasim in Silverboim Holdings for the election of directors. As a result, Zvi Barinboim holds, directly and indirectly, approximately 59.56% of the voting rights of Silverboim Holdings.

Certain employees of Silverboim Holdings Ltd. hold options to purchase ordinary shares of Silverboim and the numbers presented above do not represent percentages of holdings on a fully diluted basis.

Mr. Barinboim disclaims beneficial ownership of the securities owned by Silverboim Holdings Ltd., except to the extent of his pecuniary interest in those securities.

Employee Share Option Plans

          For information concerning our employee share option plans, see as incorporated by reference Note 16 of our consolidated financial statements in Item 18.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

          A.          MAJOR SHAREHOLDERS

          As of July 1, 2003, our controlling shareholder, Silverboim Holdings Ltd. (Silverboim), an Israeli corporation, beneficially owned approximately 46.66% of our outstanding ordinary shares with an actual voting power of 50.80%.  In addition, Gmull Investments Ltd., an Israeli corporation, beneficially owned approximately 20.21% of our outstanding ordinary shares.

Change of Control Transaction

          Following our announcement in April 2003, Silverboim, of which Mr. Barinboim has an interest in, entered into an agreement with Mr. Shmuel Melman, our shareholder and director and Chief Executive Officer in Orev, and Advocate Asher Barak, as a trustee, to sell all of its holding is Crow.  As of the date of this annual report, all preconditions to effectuate this transaction have been fulfilled, and the closing of this transaction is expected to take place in the near future.  Immediately following the closing of this transaction, Mr. Barinboim will cease to serve as our director.  This agreement will be referred to throughout this annual report as the "Change of Control Transaction."

          As part of the Change of Control Transaction at the closing of this transaction, Silverboim will purchase from Mr. Shmuel Melman and Sender Holdings Ltd all of their holdings in Silverboim.  The required approval from the district court of Tel-Aviv was obtained in connection with purchase of Silverboim’s shares. Furthermore, upon completion of the Change of Control Transaction, Silverboim intends on assigning to Mr. Melman and Advocate Barak, as a trustee, the shareholder agreements with Shrem Fudim Kelner Technologies Ltd. which granted to Silverboim an irrevocable power of attorney to exercise its voting rights attached to its shares in the our company for a period of thirty months ending on December 28, 2003.

Beneficial Ownership of our Shares

          The following table sets forth, as of July 1, 2003, the number of ordinary shares owned beneficially by:  (i) all shareholders known to us to beneficially own more than five percent (5%) of our ordinary shares; and (ii) all directors and executive officers as a group.

Shareholder	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares

Silverboim Holdings Ltd. (2)(6)	2,039,892	46.66%
Zvi Barinboim (2)(3)(6)	2,039,892	46.66%
Gmull Investments Ltd.(7)	883,565	20.21%
Shrem, Fudim, Kelner Technologies Ltd. (4)	181,057	4.14%
Shrem, Fudim Kelner & Co. Ltd.(4)	95,855	2.19%
All Directors and Executive Officers as a group (3 persons)(3)(5)(6)	2,480,269	56.73%

(1)

Percent of shares beneficially owned is determined based upon 4,372,275 ordinary shares outstanding as of July 1, 2003.  ‘Beneficial ownership’ is determined in accordance with the rules of the Securities and Exchange Commission (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) and shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for the purposes of determining the percent owned by such person or group. To our knowledge, the persons and entities named in the table above are believed to have sole voting and investment power with respect to all ordinary shares shown as owned by them, except as described below.

(2)	These shares represent 2,039,892 ordinary shares held by Silverboim Holdings Ltd., in which Zvi Barinboim, our director and officer, has a direct and indirect interest in.

Silverboim’s voting power is equivalent to 50.80% due to Silverboim’s ability to exercise an additional  181,057 ordinary shares held by Shrem Fudim Kelner Technologies Ltd. pursuant to an irrevocable power of attorney granted to Silverboim as described in Item 7: Major Shareholders – Shareholders’ Voting Agreements.

Silverboim Holdings Ltd. is a privately held company which shares are held by Zvi Barinboim (approximately 12.67%), Barhoz Holdings Ltd. (approximately 13.72%), Sender Holdings Ltd. (approximately 26.38%), Gilex Holdings B.V. (approximately 11.81%), Shrem Fudim Kelner Ltd. (approximately 5.86%), Zvi Bar-Nes Nissensohn (approximately 8.73%), Bar-Nes Properties Ltd. (approximately 1.70%), Poalim Nehasim (approximately 6.79%) and Shmuel Melman (approximately 12.34%). Zvi Barinboim also holds, primarily through a wholly owned company, approximately 51% of the voting rights and 26.9% of the capital stock of Barhoz Holdings Ltd. Following the Change of Control Transaction in Crow (as mentioned above), Mr. Shmuel Melman and Sender Holdings Ltd. will cease to hold shares in Silverboim.

On May 28, 2000, Sender Holdings Ltd. granted Zvi Barinboim an irrevocable power of attorney under which Zvi Barinboim will be entitled to exercise all of Sender Holdings Ltd.’s voting rights in Silverboim Holdings.  On March 11, 2002, Poalim Nehasim Ltd. granted Zvi Barinboim an irrevocable power of attorney for a period of three years under which Zvi Barinboim will be entitled to exercise all of the voting rights of Poalim Nehasim in Silverboim Holdings for the election of directors. As a result, Zvi Barinboim holds, directly and indirectly, approximately 59.56% of the voting rights of Silverboim Holdings.

Upon the completion the Change of Control Transaction in Crow, as mention in Item 7, Silverboim intends to assign the shareholder agreements with Shrem Fudim Kelner Technologies Ltd. to Mr. Shmuel Melman and Advocate Asher Barak, as trustee, as described in Item 7: Major Shareholders – Shareholders’ Voting agreements.

Certain employees of Silverboim hold options to purchase ordinary shares of Silverboim and the numbers presented above do not represent percentages of holdings on a fully diluted basis.

(3)

Zvi Barinboim holds directly and indirectly approximately 59.56% of the voting rights of Silverboim Holdings Ltd.  Mr. Barinboim disclaims beneficial ownership of the securities owned by Silverboim except to the extent of his pecuniary interest in those securities.

(4)	Shrem, Fudim Kelner & Co. Ltd. holds 61.37% of the outstanding shares of Shrem, Fudim, Kelner Technologies Ltd., and 5.86% of the ordinary shares of Silverboim Holdings Ltd.

(5)	Includes voting and dispositive power of Zvi Barinboim in Silverboim Holdings Ltd. equivalent to 2,220,949 ordinary shares.

(6)

Following the closing of the Change of Control Transaction mentioned in Item 7 (below) Mr. Shmuel Melman, which is one of our directors, and Advocate Asher Barak, as a trustee, will become our joint controlling shareholders and Mr. Barinboim will cease to be our controlling shareholder beneficial owner, director and Chief Executive Officer.

(7)	Pursuant to a shareholders agreement between Silverboim, the Orev Holders, and us, as described in the paragraph below, Gmull has the right to nominate one director to our board of directors.

Shareholders’ Voting Agreements

          Pursuant to an amendment to the share purchase agreement between Silverboim and Shrem Fudim Kelner Technologies Ltd. (SKFT), effective as of June 28, 2001, SFKT unilaterally and irrevocably granted to Silverboim its voting rights attached to its shares in our company for a period of thirty months, ending December 28, 2003. The holdings of SKFT in our share capital currently amount to approximately 4.14%.

          Pursuant to the sale of our ordinary shares held by Mr. Melman to Silverboim in January 2001, the initial shareholders agreement entered into by Silverboim and the Orev Holders following the Orev transaction became terminated. Mr. Melman’s holdings in our share capital currently amount to approximately 2.83%. Following the Change of Control Transaction, mentioned in this Item 7, Mr. Melman and Advocate Asher Barak, as a trustee, will become our joint controlling shareholders.

          Pursuant to the share purchase agreement between Gmull, Silverboim, the Orev Holders and us, the parties entered into an additional shareholders agreement providing that Gmull may nominate one (1) member to our Board of Directors (in addition to the five directors that existed at the time of this transaction), in which Silverboim and the Orev Holders agreed to vote for Gmull’s nominee in any action by our shareholders for the nomination of our directors.

          As of July 1, 2003, our shareholder record consists of a total of 30* shareholders, which hold our ordinary shares, of which 17* were registered with addresses in the United States.  Our United States holders were as of such date, the holders of record of approximately 19.22% of our outstanding shares.

* Includes CEDE and Co., a major U.S. broker, and one shareholder which is a Depository Trust Company.

    B.        RELATED PARTY TRANSACTIONS

The lease of our premises from our controlling shareholder.

        Our principal executive offices are located at 1 Azrieli Street in Tel Aviv, Israel, where the offices of Silverboim, our principal shareholder, are located. Our offices are leased by Silverboim, and we have an arrangement with Silverboim pursuant to which we will be responsible to pay for rent and maintenance expenses of these premises, up to but not exceeding $2,500.00 per month, which at the time the arrangement was made constituted 27% of Silverboim’s expenses for these premises. The amounts payable to Silverboim are at fair market value and were approved by our Audit Committee and our board of directors. Following the closing of the Change of Control Transaction, as mentioned in this Item 7, this agreement will terminate and our offices will relocate to our facility in Holon. See Item 4: Property, Plants and Equipment.

Transactions with our officers –

        Orev has an option to sell, at its request, to Orev’s Chief Executive Officer, Mr. Melman, all of the ASICs (application-specific integrated circuits) that it holds in its inventory at their adjusted purchase price. The option is valid for a period of two years (ending in June 2004), and for as long as Mr. Melman is employed by Orev. The balance of Orev’s ASICs inventory on December 31, 2002 was valued at approximately NIS 3.9 million, based on their historical adjusted NIS value.

        On May 26, 2003, following the prior approval of our Audit Committee, our Board of Directors approved an agreement pursuant to which Mr. Meir Jacobson, the Chairman of our Board of Directors will receive monthly remuneration amounting to $3,000 in exchange for financial consulting services. This agreement specifies that Mr. Jacobson will have an active role in negotiations with banks and other strategic financial institutions with respect to our credit facilities. This agreement will be in effect for 12 months and may be renewed automatically for two additional 12-month periods. This agreement also provides that we and Mr. Jacobson have the right to terminate this agreement upon providing a 30-day notice to the other party. According to Israeli law, this agreement is a related party transaction which requires approval of our shareholders and will be brought for a vote at our upcoming annual shareholders meeting.

        For a detailed discussion of the loans and guarantees which were granted to our subsidiaries, see Item 5: Liquidity and Capital Resources which is hereby incorporated by reference.

Acquisition of building in New Zealand –

        Orev and its partners in ArrowHead are in the final stages of acquiring a building in New Zealand primarily for the operations of ArrowHead. Pursuant to the agreement for the purchase of this property, Orev and its partners in ArrowHead will pay the owners NZD 254,000 in addition to an advanced payment of NZD 1,046,000 which ArrowHead will provide the owners of the building in connection with a 10-year lease of the building. ArrowHead will fund the advance payment for the 10-year lease by means of a 15-year loan from a New Zealand bank. Furthermore, Orev and its ArrowHead partners will guarantee this loan by providing the bank with a lien on the purchased property. In addition to the lien on the property, Orev and its ArrowHead partners will also provide the bank with a direct guarantee in the amount of NZD 266,000 and NZD 254,000, respectively. See Item 4: Property, Plants and Equipment for a discussion concerning the purchase of the property in New Zealand and Item 5: Liquidity and Capital Resources for a description of additional loans provided to ArrowHead by Orev.

    C.        INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8. FINANCIAL INFORMATION

    A.        CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        For our financial statements for the year ended December 31, 2002, see Item 18.

        There are no material legal proceedings against us. Our maximum potential exposure to all legal claims taken together represents approximately US $100,000.

    B.        SIGNIFICANT CHANGES

        For a description of significant events, which took place since the year ending December 31, 2002, see as incorporated by reference in Item 4-Information on the Company – Recent Developments.

ITEM 9. THE OFFER AND LISTING

    A.        OFFER AND LISTING DETAILS

Markets and Share Price History

        Our ordinary shares are quoted on the Over The Counter Bulletin Board (OTCBB) under the symbol “CRTWF”, and have been quoted on the OTCBB since March 1995. This symbol was designated to Crow in October 2000, and it replaces the previous one – SPPPF. There is no non-United States trading market for our ordinary shares.

        The following table sets forth, for the periods indicated, the high and low prices in U.S. dollars or our ordinary shares as quoted on the OTCBB for the periods indicated.

	High	Low
Annually
Fiscal 1998	$ 4.00	$ 2.50
Fiscal 1999	$ 5.25	$ 1 3/8
Fiscal 2000	$ 18.50	$ 4.00
Fiscal 2001	$ 8.75	$ 3 15/16
Fiscal 2002	$ 5.50	$ 0.75
Quarterly
First Quarter 2002	$ 5.50	$ 3.60
Second Quarter 2002	$ 4.10	$ 1.75
Third Quarter 2002	$ 1.65	$ 0.75
Fourth Quarter 2002	$ 0.75	$ 0.75
Monthly
December 2002	$ 0.75	$ 0.75
January 2003	$ 0.75	$ 0.75
February 2003	$ 0.75	$ 0.75
March 2003	$ 1.05	$ 0.75
April 2003	$ 0.75	$ 0.75
May 2003	$ 1.10	$ 0.75
June 2003	$ 1.10	$ 0.75

        The foregoing closing bid quotations reflect inter-dealer quotations without retail mark-ups, mark-downs or commissions and may not represent actual transactions. Furthermore, these quotations are based on broker information which may vary slightly from the actually trading closing bid quotations

    B.        PLAN OF DISTRIBUTION

Not applicable

    C.        MARKETS

        Our ordinary shares are traded only on the Over The Counter Bulletin Board under the symbol “CRTWF”, and have been quoted on the Over The Counter Bulletin Board since March 1995.

    D.        SELLING SHAREHOLDERS

Not applicable

    E.        DILUTION

Not applicable

    F.        EXPENSES OF THE ISSUE

Not applicable

ITEM 10. ADDITIONAL INFORMATION

    A.        SHARE CAPITAL

Not applicable

    B.        MEMORANDUM AND ARTICLES OF ASSOCIATION

Our registration number at the Israeli registrar of companies is 52-003543-7.

Articles of Association; Israeli Companies Law

Articles of Association

        In February 2000, the Israeli Companies Ordinance (New Version), 1983 was replaced by the Companies Law, 1999 (the “Companies Law”). Since our Articles of Association were approved before the enactment of the Companies Law, they are not consistent with all of the new provisions of the Companies Law. In all instances in which the Companies Law differs from the Companies Ordinance, and pursuant to which our Articles of Association are not consistent with the Companies Law, the provisions of the Companies Law prevail unless the Companies Law provides otherwise. Similarly, where a provision of our Articles of Association refer to a section of the Companies Ordinance that has been replaced by a corresponding section in the Companies Law, such provision shall be interpreted as referring to the relevant section of the Companies Law. Our Articles of Association do not set age limitations with respect to our directors, and the directors are not required to hold qualifying shares.

        In February 2003, our shareholders approved an amendment to our Articles of Association with respect to the indemnity and insurance provisions for directors and officers under the Companies Law. Pursuant to this amendment, the indemnity amount for our directors and officers will be no less then $2 million but shall be limited to no more then the lesser of either $5 million or the amount of our share capital. Subsequently, our shareholders also included a provision releasing our directors and officers from their duty of care to the extent permissible under the Companies Law. In addition, we expect to bring before our shareholders, for their approval, a new set of articles of association conforming with the Companies Law at our upcoming annual general meeting.

Our Corporate Practices Under The Israeli Companies Law

        Approval of Transactions under the Companies Law. The Companies Law codified the fiduciary duties that an Office Holder, including directors and executive officers, owe to a company. An Office Holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an Office Holder to act with the same level of skill with which a reasonable Office Holder in a similar position would have acted under the circumstances. Such duty requires the use of reasonable means to obtain information on the advisability of a given action brought for an Office Holder’s approval or an action performed by the Office Holder by virtue of such Office Holder’s position, and all other significant information pertaining to those actions. The duty of loyalty requires an Office Holder to act in good faith and for the benefit of the company, and includes the following: (i) a duty to avoid conflicts of interest between such Office Holders’ position in the company and other positions such Office Holder holds, or such Office Holder’s personal affairs; (ii) a duty to avoid competition with the company; (iii) a duty to avoid exploitation of any business opportunity of the company for such Office Holders’ own benefit or for the benefit of others; and (iv) a duty to disclose to the company any information or documents relating to the company’s affairs which such Office Holder received due to his or her other position as an Office Holder. However, a company may approve such actions, in accordance with the provisions for approval of interested parties transactions, provided that the Office Holder acts in good faith, the action or its approval is not detrimental to the company and he or she has disclosed his or her interest in the transaction to the company prior to the approval. “Personal Interest” is defined as including the personal interest of a relative of the Office Holder, the personal interest of a corporation in which the Office Holder or its relative holds 5% or more of the issued share capital. An “Office Holder” is defined in the Israel Companies Law, as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) executive vice president, (vii) vice president, (viii) another manager directly subordinate to the managing director or (ix) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title.

        The Israel Companies Law requires that an Office Holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an Extraordinary Transaction, as defined under Israeli law, the Office Holder must also disclose any personal interest held by the Office Holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. There is no duty to disclose the personal interest of a relative of the Office Holder in a transaction that is not an Extraordinary Transaction. An “Extraordinary Transaction” is defined as a transaction that is outside the ordinary course of business, or not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities.

        Transactions in which an Office Holder has a personal interest must be approved in the following manner: non-extraordinary transactions, including compensation for Office Holders that are not directors, require approval of the board of directors, unless the articles of association provide for another way of approval. Extraordinary Transactions as well as the approval of indemnification and insurance for Office Holders that are not directors require the approval of the audit committee and the board of directors. In addition to board and audit committee approvals, shareholders’ consent is required for the approval of directors’ compensation or when the majority of the board of directors has a personal interest in and/or the, audit committee has a personal interest in an Extraordinary Transaction. A director who has a personal interest in an Extraordinary Transaction may not be present at a board or audit committee meeting convened for the purpose of approving such transactions, unless the majority of the board or audit committee members have personal interests in the transaction.

        Duties of a Shareholder. Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner towards the company and other shareholders and refrain from improperly exploiting his power, including, among other things, when voting in the general meeting of the shareholders on the following matters:

  any amendment to the articles of association;
  an increase of the company's authorized share capital;
  a merger; or
  approval of interested party transactions which require shareholder approval.

        In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a vote at a shareholder meeting and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint an Office Holder or has any other power in the company, is under a duty to act in fairness towards the company. The Companies Law does not elaborate on the substance of this duty.

        A “controlling shareholder” is defined for the purpose of approval of transactions with controlling shareholders as a shareholder that has the ability to direct the company’s business (not including such ability that results from serving as a director of or as an Office Holder in the company), including, without derogation, a shareholder that holds 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights in the Company. An Office Holder of a company, or controlling shareholder of a Public Company is subject to disclosure requirements in transactions in which he has a personal interest. The compensation of a controlling shareholder who serves as Office Holder or employee requires the approval of the audit committee, the board of directors and a special majority of the shareholders of the company. Such special majority must include approval of at least one third of the shareholders who have no personal interest in the transaction, or it must be shown that the total holdings of the non-interested parties who voted against the transaction do not represent more than one percent of the voting rights in the company. A “Public Company” is defined in the Companies Law as, a company whose shares are publicly traded or a company whose shares were offered to the public in accordance with a prospectus, and such shares are held by the public.

        The Companies Law further provides that a private placement of securities of a publicly traded company that will increase the relative holdings of a shareholder who holds five percent or more of such company’s share capital or voting rights, or that will cause any person to become a holder of five percent of the company’s outstanding share capital or voting rights, requires the approval of the board of directors and the shareholders of the Company. However, subject to certain exception, shareholder approval will not be required if the aggregate number of shares issued pursuant to such private placement, assuming the exercise of all of the convertible securities into shares being sold in the private placement comprises less than twenty percent of the company’s outstanding share capital or voting rights prior to the consummation of the private placement.

        Mergers and Acquisitions. Under the Companies Law, a merger must be approved by the board of directors and shareholders of each of the merging companies. A majority of the shareholders present at the meeting must approve the merger, excluding shares held by the other merging company or any person holding at least 25% of any controlling interest in the other merging company or any party related thereto. If the target company’s capital stock is divided into different classes of shares, the merger must be approved at meetings of the shareholders of each class. However, a court may allow a merger which is not approved by the requisite majority or classes if such merger is reasonable and fair. Other than in specific situations, the Companies Law does not require court approval of a merger. Upon the request of a creditor of either party to the merger, the court may delay or prevent the merger if it concludes that there is a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any party to the merger. In addition, a merger may be completed only after 70 days have passed from the time that the requisite approvals for the merger have been filed with the Israeli Registrar of Companies. A company whose securities are traded in a foreign exchange must publish a notice of the merger offer in a newspaper in the country where its securities are traded.

        Under the Companies Law, an acquisition of shares of a Public Company must be made by means of a tender offer if, as a result of the acquisition, the purchaser will become the holder of 25% or more of the voting rights in the company, provided that there is no other holder of 25% or more of the voting rights in the company, or that there is a holder of 25% or more of the voting rights in the company, and as a result of the acquisition the purchaser will become a holder of 45% or more of the voting rights of the company, provided that there is no other holder of 50% of the voting rights in the company. However, if following an acquisition of shares of a publicly traded company, the acquirer will hold 90% or more of the shares or a class of shares of the company, the acquisition must be made through a tender offer to acquire all of the shares or a class of shares of the company. Such acquirer is obliged to acquire all of the shares if the holdings of the shareholders who did not accept the offer are less than 5% of the company’s total outstanding shares, or of the relevant class of shares. These rules do not apply if the acquisition is made through a merger.

        Dividend and Liquidation Rights. We may declare a dividend out of profits legally available therefore so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Such dividend may be paid to holders of our ordinary shares according to their rights and interests in our profits. Declaration of a dividend requires shareholder resolution, which may decrease but not increase the amount proposed by our Board of Directors. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their respective holdings. Such rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

        Voting, Shareholder Meetings and Resolutions. Holders of our ordinary shares have one vote for each share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holder of a class of shares with preferential rights. Our ordinary shares do not have preemptive rights.

        A general meeting of the shareholders is required to be held once every year at a place and time, not being more than 15 months after the date of the last general meeting, as may be prescribed by the Board of Directors. Upon request of any two directors or one quarter of the officiating directors, the Board of Directors may convene an extraordinary shareholders meeting. In addition, shareholders who hold at least 5% of our shares may demand in writing that the Board of Directors convene an extraordinary meeting, provided that the purpose of that meeting is stated in the written demand. If the Board of Directors does not convene the meeting within twenty-one days from the date that the written demand was received at our offices, then the demanding shareholders or any of them representing more than one-half of the voting rights of all of them, may convene the meeting, provided that the meeting may not be convened if three months has elapsed since the date that the written demand was received at our offices.

        The quorum required for a general meeting of shareholders (whether annual or extraordinary) consists of one or more shareholders present in person or by proxy and holding, or representing, more than one-half of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum is adjourned to the same day of the next week at the same time and place or such time and place as the Board determines. If at such reconvened meeting a quorum is not present within one half hour from the time set for the meeting, one shareholder present in person or by proxy will constitute a quorum, regardless of the number of shares represented.

        An ordinary resolution (such as a resolution for the election of directors, the declaration of dividends and the appointment of auditors) requires approval by the holders of a majority of the shares represented at the meeting, in person or by proxy, and voting thereon. Since we were incorporated under the Israeli Companies Ordinance (New Version), 1983 and pursuant to the interim provisions of the Companies Law, we require the approval of the holders of 75% of our shares for the following matters: to amend our Memorandum or Articles of Association; to change our share capital; to commence winding up proceedings; for the authorization of a class of shares with special rights or any other changes as specified in our Articles of Association. Such resolutions can be voted on in person or by proxy and can be adopted only if shareholders receive 21 days’ prior notice of the meeting at which such resolution will be voted on unless all shareholders entitled to vote agree on a shorter period.

        Transfer of Shares and Notice. Fully paid ordinary shares are freely transferable in Israel subject to securities laws. Each shareholder of record is entitled to receive at least twenty-one days prior notice of shareholders’ meetings. For purposes of determining the shareholders entitled to notice, the Board of Directors may fix the record date not more than forty nor less than four days prior to the date of the meeting.

        Election of Directors. Holders of our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of ordinary shares conferring more than 50% of the voting power have the power to elect all of the directors. For the election of independent directors, see Item 6: Directors, Senior Management and Employees. Our shareholders that are parties to the shareholders agreement effectively control the ability to nominate members of the board of directors. For a description of the shareholders agreement, see Item 4: History and Development of the Company.

    Indemnification. Our Articles of Association allow for indemnification of Office Holders for certain liabilities incurred in connection with acts in their capacities as office holders. Under certain circumstances: (1) we may indemnify our Office Holder of ours; and (2) we may make an advance undertaking vis-a-vis an Office Holder to indemnify him or her in respect of an obligation or expense. Any indemnity provided for in the Articles of Association is limited in its scope by the Companies Law, which provides that a company may not indemnify an office or director for:

  a breach of his or her duty of loyalty, unless the officer or director acted in good faith and had reasonable grounds to assume that the action would not harm the company;
  an intentional or reckless breach of their duty of care;
  an act done with the intent to unlawfully realize personal gain; or
  a criminal fine or administrative penalty imposed on the officer or director.

        For a description of the approval by our shareholders releasing our directors and officers from their duty of care to the extent permissible under the Companies Law, see this Item 10: Articles of Association.

    C.        MATERIAL CONTRACTS

        For a summary of our material contracts, see Item 4 -Information on the Company — Recent Developments.

    D.        EXCHANGE CONTROLS

        Under current Israeli regulations, any dividends or other distributions paid in respect of our ordinary shares purchased by nonresidents of Israel with certain non-Israeli currencies (including dollars) and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of our securities to an Israeli resident, will be freely repatriable in such non-Israeli currencies at the rate of exchange prevailing at the time of conversion pursuant to the general permit issued under the Israeli Currency Control Law, 1978, provided that Israeli income tax has been paid on (or withheld from) such payments. Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date payment is made in U.S. dollars.
Investments outside Israel by the Company no longer require specific approval from the Controller of Foreign Currency at the Bank of Israel.

    E.        TAXATION AND GOVERNMENT PROGRAMS

        The following describes certain income tax consequences arising from the purchase, ownership and disposition of our ordinary shares. This discussion is for general information only and is not intended, and should not be construed, as legal or professional tax advice and does not cover all possible tax considerations. To the extent that the discussion is based on legislation yet to be judicially or administratively interpreted, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. Accordingly, you should consult your tax advisor as to the particular tax consequences arising from your purchase, ownership and disposition of our ordinary shares, including the effects of applicable Israeli, United States and other laws and possible changes in the tax laws.

        The following discussion represents a summary of the material Israeli tax laws affecting us and our shareholders including United States and other non-Israeli shareholders.

General Corporate Tax Structure

        Israeli companies are generally subject to “Company Tax” at the rate of 36% of taxable income. However, the effective tax rate payable by a company that derives income from an Approved Enterprise (as further discussed below) may be considerably less. Under the Income Tax Law (Adjustment for Inflation) 1985, income for tax purposes is measured in terms of earnings in NIS adjusted for the increase in the Israeli CPI.

Law for the Encouragement of Capital Investments, 1959

        The Israeli production facilities of Orev have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, as amended (referred to as the Investment Law).

        The Investment Law provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel (referred to as the Investment Center), be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

        Taxable income of a company derived from an Approved Enterprise is subject to company tax at the rate of up to 25% (rather than 36% as stated above) for a period of time termed the benefit period. The benefit period is a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income. The benefits may be shorter as it is limited to 12 years from the commencement of production or 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefits period may extend to a maximum of 10 years from the commencement of the benefit period. Notwithstanding the foregoing, taxable income of a company located in certain geographic locations, derived from an Approved Enterprise approved after January 1, 1997, is tax exempt for the first 2 years of the Benefit Period and is taxed at a rate of up to 25% for the remainder of the Benefit Period. A company that operates under more than one approval or that has capital investments that are only partly approved (such a company being designated as a Mixed Enterprise), its effective Company Tax rate is the result of a weighted combination of the various applicable rates.

        A company that qualifies as a “Foreign Investors’ Company” is entitled to further reductions in the tax rate normally applicable to Approved Enterprises. Such benefits will be granted only to enterprises, which sought approval no later than December 31, 2002. Subject to certain conditions, a “Foreign Investors’ Company” is a company which has more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders’ loans made by persons who are not residents of Israel. The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year. Such a company will pay company tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period and is exempt from any other tax on the income from its Approved Enterprise:

        For a company with foreign investment of:

Company Tax Rate	Tax Rate
Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

        In addition, a company owning an Approved Enterprise may elect (as we have) to forego certain Government grants extended to Approved Enterprises in return for an “alternative package” of tax benefits (the “Alternative Package”). Under the Alternative Package, a company’s undistributed income derived from an Approved Enterprise will be exempt from Company Tax for a period of between two and ten years, depending in part on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for the tax benefits under the Investment Law for the remainder of the Benefits Period. However, there can be no assurance that the provisions of this Law will not change.

        A company that has elected the Alternative Package (as we have) and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to deferred company tax in respect of the amount distributed (including the company tax thereon) at the rate which would have been applicable had such company not elected the Alternative Package. This rate is generally 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company’s shares.

        The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (generally, 15% as compared to 25%), if the dividend is distributed during the tax benefit period or within 12 years after this period. However, the limitation does not apply if the company qualifies as a Foreign Investors’ Company. This tax must be withheld by such company at source, regardless of whether the dividend is converted into foreign currency.

        Subject to certain provisions concerning income subject to the Alternative Package, all dividends are considered to be attributable to the entire enterprise and the effective tax rate on the dividend is the result of a weighted combination of the various applicable tax rates. However, such company is not obliged to distribute exempt retained profits under the Alternative Package, and such company may generally decide from which year’s profits to declare dividends.

        The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

        Each application to the Investment Center is reviewed separately, and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, a company with an Approved Enterprise would be required to refund the amount of tax benefits, with the addition of the Israeli CPI linkage differences and interest.

        At the end of 2002, Orev filed a final investment report with the Investment Center with respect to its “Approved Enterprise” status under a grant approval received by Orev in 1998. This report has not yet been approved by the Investment Center and we cannot assure that such approval will be provided. The Investment Center will review the allocation of Orev’s operations between its facility in Afula, Israel and its facility in central Israel. Orev’s benefits pursuant to its “Approval Enterprise” status, is dependent on this review by the Investment Center. For a description of Orev’s “Approved Enterprise” status under this law, see Note 17(b): Income Taxes of the financial statements attached hereto.

Tax Benefits and Grants for Research and Development

        Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available to us through government grants are not deductible according to Israeli law.

Law for the Encouragement of Industry (Taxes), 1969

        As of the date of this report, Orev meets the requirements to qualify as an “Industrial Company” and thus we meet the requirements to qualify as an “Industrial Holding Company”.

        The following preferred tax benefits, among others, are available to Industrial Companies and their shareholders:

         (a)    Amortization of purchases of know-how and patents over eight years for tax purposes.

         (b)    Amortization of expenses incurred in connection with certain public security issuances over a three-year period.

         (c)    Tax exemption of gains accrued before January 1, 2003 for shareholders who held shares before a public offering on capital gains derived from the sale (as defined by law) of securities, if realized after more than five years from the public issuance of additional securities of the Company. (As of November 1994, this exemption was repealed, however, it applies to our shareholders pursuant to a grand-fathering clause.)

         (d)    Accelerated depreciation rates on equipment and buildings.

         (e)    Possibility of filing consolidated tax return with other Industrial Companies or Industrial Holding Companies.

        Our status as an Industrial Holding Company may be reviewed by the tax authorities from time to time. There can be no assurance that the Israeli tax authorities will not deny our status as an Industrial Holding Company, including with retroactive effect.

Israeli Capital Gains Tax

        Until the end of the year 2002, capital gains from the sale of our securities were generally exempt from Israeli Capital Gains Tax because of our status as an Industrial Company. This exemption did not apply to a shareholder whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments), 1985, or to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income.

        As a result of the recent tax reform legislation in Israel, gains from the sale of our ordinary shares derived from January 1, 2003 and on will in general be liable to capital gains tax of up to 15%. This will be the case so long as our securities remain listed for trading on the OTC Bulletin Board or are traded on the Tel-Aviv Stock Exchange (TASE) or on a designated foreign stock market. However, according to the tax reform legislation, non-residents of Israel will be exempt from any capital gains tax from the sale of our securities so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our securities remain listed for trading as described above. These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income or whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflation Adjustments), 1985; the latter law would not normally be applicable to non-resident shareholders who have no business activity in Israel.

        In any event, under the US-Israel Tax Treaty, a US treaty resident may only be liable to Israeli capital gains tax on the sale of our ordinary shares (subject to the provisions of Israeli domestic law as described above) if that US treaty resident holds 10% or more of the voting power in our company.

Israeli Tax on Dividend Income

        Israeli tax at a rate of 25% is generally withheld at source from dividends paid to Israeli individuals and non-residents; in general, no withholding tax is imposed on dividends paid to Israeli companies (subject to the provision of the Israeli Income Tax Ordinance). The applicable rate for dividends paid out of the profits of an Approved Enterprise is 15%. These rates are subject to the provisions of any applicable tax treaty.

        Under the US-Israel Tax Treaty, Israeli withholding tax on dividends paid to a US treaty resident may not in general exceed 25%, or 15% in the case of dividends paid out of the profits of an Approved Enterprise. Where the recipient is a US corporation owning 10% or more of the voting stock of the paying corporation and the dividend is not paid from the profits of an Approved Enterprise, the Israeli tax withheld may not exceed 12.5% subject to certain conditions.

Appeal on our Tax Assessment

        We and Orev received final income tax assessments up to and including the 1997 tax year. During 2002, Orev received a tax assessment for the 1998 tax year, which reflects an increased tax liability of approximately NIS 1.8 million. Orev does not accept this tax assessment and submitted an appeal to the Israeli tax authorities.

    F.        DIVIDENDS AND PAYING AGENTS

Not Applicable

    G.        STATEMENT BY EXPERTS

Not Applicable

    H.        DOCUMENTS ON DISPLAY

        We are required to file reports and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the Securities and Exchange Commission may be inspected and copied at the Securities and Exchange Commission’s public reference facilities described below. We are required to file periodic information as frequently or as promptly as United States companies. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

        You may review a copy of our filings with the Securities and Exchange Commission, including any exhibits and schedules, at the Securities and Exchange Commission’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Securities and Exchange Commission located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the Securities and Exchange Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer we are required to file through the Securities and Exchange Commission’s EDGAR system and our periodic filings are therefore available on the Securities and Exchange Commission’s Web site. You may read and copy any reports, statements or other information that we file with the Securities and Exchange Commission at the Securities and Exchange Commission facilities listed above. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services.

        Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this annual report. We urge you to review the exhibits themselves for a complete description of the contract or document.

    I.        SUBSIDIARY INFORMATION

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risks

        Our exposure to market rate risk for changes in interest rates relates primarily to funds borrowed from banks by us and our subsidiaries. We have not engaged in hedging activities and we have not used interest derivative financial instruments in our investment portfolio. As of December 31, 2002, we had financial assets totaling approximately NIS 2.95 million, of which NIS 2.3 million are in U.S. dollars and NIS 0.65 million (unlinked). These assets do not reflect the normal cash, or cash equivalent balances that we have throughout the operating year. Thus, a change in the NIS interest rates will not have a substantial affect on our financial assets as apposed to a change in U.S. dollar interest rates which may have a minimal affect our financial assets.

        The total funds borrowed from banks as of December 31, 2002 was approximately NIS 46.1 million, of which include the following: approximately NIS 22.3 million short terms loans in unlinked NIS (accruing an average annual interest rate of approximately 8.5%); approximately NIS 19.45 million short-term and long-term loans linked to the U.S. dollar (accruing an annual interest rate of approximately 4.1%); and approximately NIS 4.35 million long term loans linked to the Japanese yen (accruing an annual interest rate of approximately 1.62%). An increase of one percent in any of the NIS, U.S. dollar, or Japanese Yen interest rates (while holding other variables constant) will cause an increase in our financial expenses of approximately, NIS 0.22 million, NIS 0.19 million, and NIS 0.043 million, respectively, and vice versa.

The Effects of Currency Exchange Rate Risks

        Our operating and pricing strategies take into account changes in exchange rates over time. However, there can be no assurance that future fluctuations in the value of foreign currencies will not have an adverse material effect on our business, operating results or financial condition. We have not used financial instruments to hedge foreign currency exposure risks. We are exposed to fluctuations in the rate of the U.S. dollar as compared to the NIS due to the fact that 85% of our income is in U.S. dollars, whereas approximately 66% of Orev’s cost of sale expenditures are also in U.S. dollars or linked to the U.S. dollar. Increases in the U.S. dollar rate against the NIS will increase our net income and vice versa. Since 2001 we have implemented a policy of matching our monetary flows to hedge foreign currency exposure risks. As a result of this policy, we have matched our trade receivables, which are primarily in U.S. dollars with loans in U.S. dollars. See “Interest Rate Risks” above, for the balance of our foreign currency loans.

        The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset by, or lags behind, a devaluation of the NIS in relation to the U.S. dollar. The inflation rate in Israel was 6.5%, 1.4% and 0.0% in 2002, 2001 and 2000, respectively. At the same time, the devaluation of the NIS against the U.S. dollar was 7.3%, 9.3% and -2.7% in 2002, 2001 and 2000, respectively. Assuming a difference of 10% between the devaluation of the NIS in relation to the U.S. dollar (with other foreign currencies remaining constant), and the rate of inflation, we would experience an increase in our expenses which would be offset by an overall increase in our revenue as a result of this effect. For further discussion with respect to the devaluation of the NIS, see the discussion in Item 5: Impact of Inflation and Devaluation on Results of Operations, Liabilities, and Assets.

        Nevertheless, the devaluation of the NIS in 2002 has not materially affected our assets less our liabilities but has had a substantial effect on our operating results. For further discussion with respect to the devaluation of the NIS, see the discussion in Item 5: Results of Operations – Gross Profit.

ITEM 12. DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

        An evaluation was performed under the supervision and with the participation of our management, including our chief executive officers and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, which was completed within 90 days of the filing date of this annual report, our chief executive officers and chief financial officer, concluded that our disclosure controls and procedures were effective though we are constantly engaged in the process of improving these controls and procedures. There have been no significant changes in our disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this Annual Report.

ITEM 19. EXHIBITS

4.1   Additional Shareholders Agreement (incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 20-F for the year ended December 31,1999, as filed with the Securities and Exchange Commission).

4.2   Share Purchase Agreement, dated as of January 24, 2001, between Silverboim and Melman and summary translation thereto (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, as filed with the Securities and Exchange Commission).

4.3   Memorandum of Understanding, dated as of January 2001, between Crow Electronic Engineering Ltd. and Arrow Head Alarm Products (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission for the year ended December 31, 2000).

4.4   Memorandum of Understanding, dated as of April 2001, between Crow Technologies 1977 Ltd., Crow Electronic Engineering Ltd., Crow Australia Pty Ltd., Yossi Harel and Yehezkel Alima; and Amendments thereto (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission for the year ended December 31, 2001).

4.5   Memorandum of Understanding between Crow Electronic Engineering Ltd. and/or Crow Technologies 1977 Ltd. and Crow Electronic Engineering Inc., Israel Blum and Yosef Harel; and Amendments thereto (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission for the year ended December 31, 2001).

4.6   Memorandum of Understanding between Crow Electronic Engineering Ltd. and CamdenTrading Ltd., Inc. for the purchase of intellectual property.

4.7   A Summary Translation of the Founders Agreement, and Amendments thereto for the establishment of ScanVision Technologies Ltd., between Crow Electronic Engineering Ltd. and a private entity.

4.8   Deed of Grant and Sale of Option Over Real Estate, between Murwood Holdings Limited and Crow Electronic Engineering Ltd. and its partners in ArrowHead Alarm Products Ltd., for the purchase of a building in New Zealand.

8   List of Subsidiaries.

10.1    Consent of Kost, Forer & Gabbay, Certified Public Accountants (Israel)

12.1   Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

12.2   Certification by Director and Chief Executive Officer of Crow Electronic Engineering Ltd. pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, State of Israel, on the 15th day of July, 2003.

CROW TECHNOLOGIES 1977 LTD. BY: /S/ ZVI BARINBOIM —————————————— Zvi Barinboim Chief Executive Officer

Dated: July 15, 2003

CERTIFICATIONS

I, Zvi Barinboim, certify that:

1.    I have reviewed this annual report on Form 20-F of Crow Technologies 1977 Ltd.;

2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.    The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.    The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.    The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

   July 15th 2003

BY: /S/ ZVI BARINBOIM —————————————— Zvi Barinboim Chief Executive Officer

CERTIFICATIONS

I, Shmuel Melman, certify that:

1.    I have reviewed this annual report on Form 20-F of Crow Technologies 1977 Ltd.;

2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.    The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.    The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.    The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

   July 15th 2003

BY: /S/ SHMUEL MELMAN —————————————— Shmuel Melman Director and Chief Executive Officer of Crow Electronic Engineering Ltd.

CROW TECHNOLOGIES 1977 LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

ADJUSTED TO THE NIS OF DECEMBER 2002

INDEX

Page

Auditors’ Report	2

Consolidated Balance Sheets	3 - 4

Consolidated Statements of Operations	5

Statements of Changes in Shareholders’ Equity	6

Consolidated Statements of Cash Flows	7 - 10

Notes to Consolidated Financial Statements	11 - 46

- - - - - - - - - -

•	Kost Forer & Gabbay 3 Aminadav St. Tel-Aviv 67067, Israelx	•	Phone: 972-3-6232525 Fax: 972-3-5622555

AUDITORS’ REPORT

To the Shareholders of

CROW TECHNOLOGIES 1977 LTD.

          We have audited the accompanying consolidated balance sheets of Crow Technologies 1977 Ltd. (“the Company”) and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States and in Israel, including those prescribed by the Auditors’ Regulations (Auditor’s Mode of Performance) -1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2002 and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those followed in the United States (see Note 21).

          As explained in Note 2b, the financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Tel-Aviv, Israel	KOST FORER & GABBAY
July 14, 2003	A Member of Ernst & Young Global

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of December 2002

			Convenience translation (Note 2b)
	December 31,
			December 31,
	2001	2002	2002

	Adjusted NIS		U.S. $

		(In thousands)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2,223	2,929	618
Marketable securities	1,478	28	6
Trade receivables, net (Note 3)	25,733	20,314	4,288
Other accounts receivable and prepaid expenses (Note 4)	(* 7,074	7,012	1,480
Inventories (Note 5)	23,461	26,756	5,649

Total current assets	59,969	57,039	12,041

MINORITY INTEREST IN A SUBSIDIARY’S DEFICIENCY	477	346	73

LONG-TERM INVESTMENTS:
Loan to other company (Note 6)	1,212	1,184	250
Investment in an affiliate (Note 7)	3,869	2,600	549
Loans to a jointly controlled entity	163	330	70
Non current inventory (Note 5)	2,982	2,796	590

Total long-term investments	8,226	6,910	1,459

PROPERTY AND EQUIPMENT, NET (Note 8)	18,190	17,687	3,734

OTHER ASSETS, NET (Note 9)	6,117	4,645	981

Total assets	92,979	86,627	18,288

*)     Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of December 2002

			Convenience translation (Note 2b)
	December 31,
			December 31,
	2001	2002	2002

	Adjusted NIS		U.S. $

	(In thousands, except share and per share data)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term loans and bank credit (Note 10)	29,611	22,291	4,706
Current maturities of long-term loans (Note 12)	7,710	3,827	809
Trade payables	8,558	9,297	1,963
Other accounts payable and accrued expenses (Note 11)	8,056	5,177	1,093

Total current liabilities	53,935	40,592	8,571

LONG-TERM LIABILITIES
Long-term loans from banks (Note 12)	15,192	19,982	4,218
Long-term loan from minority in a subsidiary (Note 13)	1,722	1,929	407
Deferred taxes on income (Note 17)	558	291	61
Accrued severance pay, net (Note 14)	1,625	1,789	378

Total long-term liabilities	19,097	23,991	5,064

MINORITY INTEREST IN SUBSIDIARY	73	200	42

COMMITMENTS AND CONTINGENT LIABILITIES (Note 15)

SHAREHOLDERS’ EQUITY (Note 16):
Ordinary shares of NIS 0.25 par value each - Authorized: 5,000,000 shares as of December 31, 2001 and 2002; Issued and outstanding: 4,372,275 shares as of December 31, 2001 and 2002	15,649	15,649	3,304
Additional paid-in capital	21,851	21,650	4,570
Foreign currency translation adjustments	469	527	111
Accumulated deficit	(18,095)	(15,982)	(3,374)

Total shareholders’ equity	19,874	21,844	4,611

	92,979	86,627	18,288

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Adjusted to the NIS of December 2002

				Convenience translation (Note 2b)
	Year ended
	December 31,			Year ended
				December 31,
	2000	2001	2002	2002

	Adjusted NIS			U.S. $

	(In thousands, except share and per share data)

Sales (Note 19)	71,150	79,976	94,096	19,864
Cost of sales	50,826	(* 59,277	61,476	12,978

Gross profit	20,324	20,699	32,620	6,886

Research and development expenses (Note 20a)	3,348	4,940	5,480	1,157
Selling and marketing expenses (Note 20b)	5,381	7,606	6,913	1,460
General and administrative expenses (Note 20c)	8,800	10,630	11,429	2,413
Amortization of other assets	-	(* 494	659	139

Operating income (loss)	2,795	(2,971)	8,139	1,717
Financial expenses, net	(3,937)	(1,840)	(2,453)	(517)
Other income (expenses), net (Note 20d)	5,030	4,696	(675)	(142)

Income (loss) before taxes on income	3,888	(115)	5,011	1,058
Taxes on income (Note 17)	1,147	30	1,358	287

	2,741	(145)	3,653	771
Equity in losses of an affiliate	(1,535)	(4,856)	(1,303)	(275)
Minority interest in losses (earnings) of subsidiaries	-	43	(237)	(50)

Net income (loss)	1,206	(4,958)	2,113	446

Basic and diluted net earnings (loss) per Ordinary share of NIS 1 par value (in adjusted NIS)	1.10	(4.54)	1.93	0.41

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share	1,112,945	1,091,138	1,093,069	1,093,069

*)     Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Adjusted to the NIS of December 2002

	Share capital	Additional paid-in capital	Foreign currency translation adjustments	Accumulated deficit	Total

	Adjusted NIS

	(In thousands)

Balance as of January 1, 2000	15,547	13,229	-	(14,343)	14,433
Expenses related to reverse acquisition	-	(76)	-	-	(76)
Exercise of warrants, net	66	4,017	-	-	4,083
Net income	-	-	-	1,206	1,206

Balance as of December 31, 2000	15,613	17,170	-	(13,137)	19,646
Issuance of shares in respect of acquisitions, net	14	2,880	-	-	2,894
Exercise of warrants, net	22	1,801	-	-	1,823
Foreign currency translation adjustments	-	-	469	-	469
Net loss	-	-	-	(4,958)	(4,958)

Balance as of December 31, 2001	15,649	21,851	469	(18,095)	19,874
Expenses related to issuance of shares in previous years	-	(201)	-	-	(201)
Foreign currency translation adjustments	-	-	58	-	58
Net income	-	-	-	2,113	2,113

Balance as of December 31, 2002	15,649	21,650	527	(15,982)	21,844

	Convenience translation into U.S. $ (Note 2b)

	(In thousands)

Balance as of January 1, 2002	3,304	4,612	99	(3,820)	4,195
Expenses related to issuance of shares in previous years	-	(42)	-	-	(42)
Foreign currency translation adjustments	-	-	12	-	12
Net income	-	-	-	446	446

Balance as of December 31, 2002	3,304	4,570	111	(3,374)	4,611

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of December 2002

				Convenience translation (Note 2b)
	Year ended December 31,
				Year ended
				December 31,
	2000	2001	2002	2002

	Adjusted NIS			U.S. $

	(In thousands)

Cash flows from operating activities:
Net income (loss)	1,206	(4,958)	2,113	446
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,597	4,237	4,839	1,022
Equity in losses of an affiliate	1,535	4,856	1,303	275
Minority interest in losses (earnings) of subsidiaries	-	(43)	237	50
Loss (gain) on sale of property and equipment	(19)	31	134	28
Capital gain from decrease in holdings in an affiliate	(5,419)	(5,053)	-	-
Loss (gain) on marketable securities, net	(129)	94	134	28
Deferred income taxes, net	(152)	(63)	(144)	(30)
Accrued severance pay, net	(173)	332	164	35
Interest received on restricted cash	-	(262)	-	-
Erosion of principal of long-term loans, net	(552)	284	678	142
Decrease (increase) in trade receivables	(5,611)	(5,386)	5,461	1,153
Increase in other accounts receivable and prepaid expenses	(285)	(27)	(118)	(25)
Increase in inventories	(2,373)	(1,052)	(3,109)	(656)
Increase (decrease) in trade payables	3,127	(776)	739	156
Increase (decrease) in other accounts payable and accrued expenses	1,311	1,132	(2,812)	(594)

Net cash provided by (used in) operating activities	(4,937)	(6,654)	9,619	2,030

Cash flows from investing activities:
Purchase of property and equipment	(6,905)	(4,650)	(3,288)	(694)
Purchase of other assets	-	(330)	-	-
Purchase of marketable securities	-	(1,431)	-	-
Proceeds from realization of marketable securities	1,087	-	1,316	278
Restricted cash, net	(8,528)	8,790	-	-
Proceeds from sale of property and equipment	42	354	290	61
Grant of long-term loan to jointly controlled entity	(426)	(162)	(167)	(35)
Grant of long-term loan to affiliate	(468)	-	-	-
Proceeds from realization of investment in subsidiary, net of cash at the time it ceased being consolidated (d)	(60)	-	-	-
Investment in other companies	(2,211)	(138)	-	-
Payment for acquisition of subsidiaries, net of cash acquired (a) (b) (c)	(76)	73	-	-
Repayment of long-term loan to jointly controlled entity	-	129	-	-
Investment in affiliate	-	(325)	-	-

Net cash provided by (used in) investing activities	(17,545)	2,310	(1,849)	(390)

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of December 2002

				Convenience translation (Note 2b)
	Year ended December 31,
				Year ended
				December 31,
	2000	2001	2002	2002

	Adjusted NIS			U.S. $

	(In thousands)

Cash flows from financing activities:
Principal payment of long-term loan from minority in a subsidiary	-	(212)	-	-
Short-term bank credit and loans, net	6,104	(17,201)	(7,320)	(1,545)
Proceeds from long-term loans from banks	4,439	18,306	6,520	1,376
Repayment of long-term loans from banks	-	-	(6,063)	(1,280)
Expenses related to issuance of shares in previous years	-	-	(201)	(42)
Proceeds from exercise of warrants, net	4,083	1,823	-	-

Net cash provided by (used in) financing activities	14,626	2,716	(7,064)	(1,491)

Increase (decrease) in cash and cash equivalents	(7,856)	(1,628)	706	149
Cash and cash equivalents at the beginning of the year	11,707	3,851	2,223	469

Cash and cash equivalents at the end of the year	3,851	2,223	2,929	618

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of December 2002

					Convenience translation (Note 2b)
		Year ended December 31,
					Year ended
					December 31,
		2000	2001	2002	2002

		Adjusted NIS			U.S. $

		(In thousands)

(a)	Payment for the acquisition of Arrow Head Alarm Products (see Note 1b):
	Estimated fair value of assets acquired and liabilities assumed at date of acquisition:
	Working capital (excluding cash and cash equivalents)	-	(650)	-	-
	Property and equipment	-	(71)	-	-
	Investment in another company	-	2,128	-	-
	Minority interest	-	14	-	-
	Minority loan to a subsidiary	-	692	-	-
	Technology-based intangible assets	-	(3,735)	-	-
	Issuance of shares, net	-	1,621	-	-

		-	(1)	-	-

(b)	Payment for the acquisition of Crow Australia (see Note 1c):
	Estimated fair value of assets acquired and liabilities assumed at date of acquisition:
	Working capital (excluding cash and cash equivalents)	-	1,297	-	-
	Property and equipment	-	(33)	-	-
	Minority loan to a subsidiary	-	830	-	-
	Customer-related intangible assets	-	(3,293)	-	-
	Issuance of shares, net	-	1,273	-	-

		-	74	-	-

(c)	Payment for the acquisition of Crow Electronic Engineering Ltd.:
	Fair value of assets acquired and liabilities assumed at date of acquisition:
	Capital effect of reverse acquisition	76	-	-	-

		76	-	-	-

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of December 2002

					Convenience translation (Note 2b)
		Year ended December 31,
					Year ended
					December 31,
		2000	2001	2002	2002

		Adjusted NIS			U.S. $

		(In thousands)

(d)	Proceeds from realization of investment in Video Domain Technologies Ltd., net of cash in this subsidiary at the time it ceased being consolidated:
	Working capital (excluding cash and cash equivalents)	1,073	-	-	-
	Property and equipment	891	-	-	-
	Accrued severance pay, net	(27)	-	-	-
	Long-term loan to affiliates	(5,247)	-	-	-
	Investment in affiliates	(1,955)	-	-	-
	Capital gain from decrease in holding in subsidiary	5,419	-	-	-
	Long-term loan from related party of subsidiary	(214)	-	-	-

		(60)	-	-	-

(e)	Supplemental disclosure of non-cash investing and financing activities:
	Conversion of trade receivables into long- term loan	-	1,137	-	-

	Conversion of loan to affiliate against investment in an affiliate	-	2,231	-	-

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.

Crow Technologies 1977 Ltd. (“the Company” or “Crow Technologies”) designs, develops, manufactures, sells and distributes a broad range of sophisticated security detection and alarm systems for use in commercial and industrial facilities, residential homes and open areas.

The Company operates mainly through its wholly-owned subsidiary, Crow Electronic Engineering Ltd. (“Crow Engineering”).

The Company’s shares are listed for trade on the OTC Bulletin Board in the United States (OTC: CRWTF).

b.

On January 1, 2001, Crow Engineering purchased 51% of the shares of a company in New Zealand, Arrow Head Alarm Products (“Arrow Head”) for an aggregate amount of NIS 3,749 thousand ($ 851 thousand) of which NIS 1,621 thousand ($ 371 thousand) was provided as consideration in the form of 25,000 Ordinary shares of the Company. Arrow Head develops, markets and manufactures security alarm products. Since the share trading volume was low, at the time of the purchase of Arrow head’s shares, the price per share did not reflect the fair value of the Company’s shares and, therefore, the fair value was evaluated based on other transactions occurred at that time. The transaction was accounted for by the purchase method of accounting. The excess cost over the fair value of net assets acquired and liabilities assumed, in the amount of NIS 3,735 thousand ($ 850 thousand), were ascribed to technology-based intangible assets and is being amortized on a straight-line basis, over a five-year period. The financial statements of Arrow Head for 2001 are included in the consolidated financial statements of the Company from January 2001.

Pro forma information in accordance with Accounting Principles Board Opinion No. 16 “Business combinations” (“APB 16”) has not been provided due to immateriality.

c.

On April 1, 2001, Crow Engineering purchased 60% of the shares of Crow Australia for an aggregate amount of NIS 2,731 thousand ($ 600 thousand) of which NIS 1,273 thousand ($ 280 thousand) was provided as consideration in the form of 26,900 Ordinary shares of the Company. Crow Australia is the distributor of Crow Electronic Engineering Ltd. in Australia. Since the share trading volume was low, at the time of the purchase of Crow Australia’s shares the price per share did not reflect the fair value of the Company’s shares and, therefore, the fair value was evaluated based on other transactions occurred at that time. The transaction was accounted for by the purchase method of accounting. The excess cost over the fair value of net assets acquired and liabilities assumed, in the amount of NIS 3,293 thousand ($ 720 thousand), was ascribed to customer-related intangible assets and is being amortized on a straight-line basis, over a five-year period. The company also converted Crow Australia’s current debt into a long-term loan in the amount of NIS 1,956 thousand ($ 430 thousand).

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

It was also concluded that the other shareholders of Crow Australia would lend Crow Australia $ 220 thousand that was recorded as minority loan to a subsidiary. The financial statements of Crow Australia are included in the consolidated statements of the Company as of April 2001.

Pro forma information in accordance with APB 16 has not been provided due to immateriality.

d.

On June 14, 2001, Crow Engineering established together with another company a new company in Israel - Actech Company Ltd. (“Actech”), which will develop, manufacture and market electronic access systems consequently for our subsidiaries. Crow Engineering holds 50% of the outstanding share capital of Actech. Pursuant to the agreement, Crow Engineering provided Actech with a loan in the amount of $ 65 thousand. Crow Engineering also committed that in the event that further financing is required for development purposes, it will provide Actech with an additional loan up to $ 90 thousand, for a period of 12 months from the date Actech was established. Crow Engineering has already provided Actech with an additional loan in the amount of $ 65 thousand. The aforementioned loans are linked to the dollar and bear an annual interest rate of LIBOR (for 6 months) + 2%. Crow Engineering has committed to provide manufacturing and design services for Actech, at cost + 10%. In the context of the aforementioned memorandum of understanding, Crow Engineering purchased from the other company know-how in the field of access systems, in the aggregate amount of $ 65 thousand. Actech has not yet commenced significant activities.

The financial statements of Actech are included in the consolidated statements of the Company as of July 2001.

e.

On August 29, 2002, Crow Engineering established together with another company a new company in Israel – Scan-Vision Technologies Ltd. (“Scan-Vision”), which develops, manufactures and markets motionless scanning cameras.

Crow Engineering holds 48% of the outstanding share capital of Scan-Vision and 50% of the voting rights. Crow Engineering has committed to provide Scan-Vision with a loan in the amount of $ 200 thousand. In the event that further financing is required, Crow Engineering has committed to provide Scan-Vision with an additional loan or a guarantee of up to $ 200 thousand.

f.

The Company purchases components used in its products from several suppliers and, in some cases, from a single supplier. Because the Company’s business depends on these components for production and sale, a failure in supply or a change in credit terms could have a material adverse effect on the Company’s results of operations and financial position.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

	g.	Definitions:

		Related parties	-	As defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel (“the Israeli Institute”).

		Subsidiary	-	A company over which the Company has control (as defined in Opinion 57 of the Israeli Institute) and whose accounts are consolidated with those of the company.

		Jointly controlled entity	-	A company owned by several entities, among which there is contractual agreement for joint control and whose financial statements are consolidated using the proportionate consolidation method.

		Affiliate	-	A company over which the Company can exercise significant influence, is not consolidated, and is presented on the basis of the equity method.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Israel, which differ in certain respects from those followed in the United States (see Note 21).

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect amounts reported in the financial statements and their accompanying notes. Actual results could differ from those estimates.

	b.	Financial statements in adjusted new Israeli shekels:

1.

The Company and certain of its subsidiaries maintain their accounts in nominal new Israeli shekels (“NIS”). In accordance with the Statements of the Institute of Certified Public Accountants in Israel, all the amounts in the financial statements (including comparative figures) are presented in adjusted NIS, which have a constant purchasing power. The purchasing power of adjusted NIS reflects the average price level in December 2002, according to the Israeli Consumer Price Index (“CPI”) published on January 15, 2003 (182.0 points on the average basis of 1993 = 100).

		2.	The adjusted amounts of non-monetary items do not necessarily represent realizable value or current economic value, but only the original historical cost of those assets in terms of adjusted NIS.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

		3.	The term “cost” in these financial statements signifies cost in adjusted NIS.

		4.	Convenience translation into U.S. dollars:

The adjusted financial statements as of December 31, 2002 and for the year then ended, have been translated into dollars using the representative exchange rate of the U.S. dollar as of that date ($ 1 = NIS 4.737).

The translation was made solely for the convenience of the readers. The adjusted NIS figures that were translated into U.S. dollar figures, should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these statements.

	c.	Principles of adjustment:

		1.	Balance sheet:

a)

Non-monetary items (items whose amounts in the balance sheet reflect their nominal amounts upon acquisition or incurrence - see below) have been adjusted on the basis of the changes in the Israeli CPI at the time the related transactions were carried out.

The following items have been treated as non-monetary items: advances to suppliers, prepaid expenses, inventory, property and equipment and the related accumulated depreciation, technology-based intangible assets and customer related intangible assets and related amortization, customer advances, capital accounts, and additional paid-in capital derived from cash received from shareholders.

b)

Investments in subsidiaries, jointly controlled entities, affiliates and other companies, and the share in their results of operations for the reported years, as well as the minority interests in subsidiaries and their operating results for the reported year are determined on the basis of the adjusted financial statements of those companies.

c)

Monetary items (items whose amounts in the balance sheet reflect current or realizable values as of balance sheet date) are presented in the adjusted balance sheet as of December 31, 2002 in their nominal amounts (comparative figures have been adjusted to the December 2002 Israeli CPI).

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	2.	Statement of operations:

a)

The components of the statement of operations (except for financing), relating to transactions carried out during the year - sales, purchases, etc. have been adjusted on a monthly basis on the basis of the Israeli CPI at the time the related transactions were carried out. The erosion of monetary balances relating to the aforesaid transactions has been included in financial income or expenses.

b)

The components of the statement of operations relating to non-monetary balance sheet items (mainly depreciation, amortization changes in inventories, capital loss, etc.) have been adjusted on the same basis used for the adjustment, of the related balance sheet items.

c)

The components of the statement of operations relating to accruals and provisions included in the balance sheet, such as: accrued severance pay and accrued vacation pay, have been determined on the basis of the changes in the balances of the related balance sheet items after their relative cash flows are taken into account.

		d)	Current taxes on income include expenses resulting from the erosion of the value of payments on account of income taxes from the date of payment to the balance sheet date.

		e)	The financing item reflects real financial income and expenses in real terms, as well as the erosion of monetary balances during the year.

	3.	Adjustment of financial statements on the basis of exchange rate of foreign currency of subsidiaries abroad:

The financial statements of a certain subsidiary, which operates independently of the Company, are adjusted on the basis of the changes in the exchange rate of foreign currency, according to the provisions of Clarification 8 of Statement 36 of the Institute of Certified Public Accountants in Israel. All balance sheet and statement of operations accounts as of December 31, 2002 have been translated into NIS using the representative exchange rate as of that date.

The difference arising in respect of these companies between the adjustment of the Company’s investment on the basis of the changes in Israeli CPI and the adjustment of the investees shareholders’ equity on the basis of the changes in the exchange rate of foreign currency is carried a separate item among the statement of changes in  shareholders’ equity (“Cumulative Foreign currency translation adjustments”).

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

		4.	Adjustment of financial statements of an affiliate on the basis of exchange rate of foreign currency of an affiliate:

The affiliate’s functional currency for the years ended December 31, 1999 and 2000, was the NIS. For the year ended December 31, 2001, the affiliate’s functional currency was changed to the U.S. dollar, since most of the affiliate’s revenues for the year ended December 31, 2001 were derived from exports and were recorded in U.S. dollars.

The financial statements of an affiliate are adjusted on the basis of the changes in the exchange rate of foreign currency, according to the provisions of Clarification 8 of Statement 36 of the Institute of Certified Public Accountants in Israel. All balance sheet and statement of operations accounts as of December 31, 2002 have been translated into NIS using the representative exchange rate as of that date.

The difference arising in respect of these companies between the adjustment of the Company’s investment on the basis of the changes in Israeli CPI and the adjustment of the investees shareholders’ equity on the basis of the changes in the exchange rate of foreign currency is carried a separate item among the statement of changes in shareholders’ equity (“Foreign currency translation adjustments”).

	d.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company, its subsidiaries and 50% of the accounts of the jointly controlled entity. Inter-company transactions and balances between the Company, the consolidated subsidiaries and the jointly controlled entity are eliminated in consolidation. In accordance with Statement No. 57 of the Israeli Institute, the financial statements of jointly controlled entity, are included in the Company’s consolidated financial statements according to proportionate consolidation method.

	e.	Cash equivalents:

The Company considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

	f.	Allowance for doubtful accounts:

The allowance for doubtful accounts is calculated primarily with respect to specific receivables that, in the opinion of the Company’s management, are doubtful of collection.

	g.	Marketable securities:

Investments in marketable securities are presented at market value as of the balance sheet date, in accordance with Statement No. 44 of the Institute of Certified Public Accountants in Israel. Changes in market value are carried to the statement of operations.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	h.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials - using the “first-in, first-out” method.

Work-in-progress and finished products - on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. During 2002 and 2001, Crow engineering wrote-off inventory in the amount of NIS 0.98 million and NIS 1.33 million, respectively. The write-off is included in cost of sales.

	i.	Investment in affiliate:

The investment in an affiliate over which the Company can exercise significant influence (generally entities in which the Company holds 20%-50%) is presented using the equity method of accounting.

	j.	Property and equipment:

		1.	Property and equipment are stated at cost, net of accumulated depreciation.

Depreciation is computed by the straight-line method, over the estimated useful lives of the assets.

		2.	Annual rates of depreciation are as follows:

%

			Machinery and equipment	10
			Leasehold improvements	10-25 (mainly 10)
			Office furniture and equipment	6 - 33 (mainly 25 and 33)
			Motor vehicles	15

Leasehold improvements are amortized using the straight-line method, over the term of the lease, or the estimated useful lives of the improvements, whichever is shorter.

3.

The Company and its subsidiaries periodically assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets. As of December 31, 2002, no impairment losses have been identified.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	k.	Other assets:

Technology-based intangible assets and customer - related intangible assets are stated at amortized cost. Amortization is calculated using the straight-line method over the estimated useful lives of the assets, which is five years.

The Company periodically examines the realization and the appropriateness of the amortization period based on the estimated future undiscounted cash flows derived from the asset. Any impairment loss is recognized in the statement of operations. Based on its most recent analysis, management believes that no impairment is identified as of December 31, 2002.

	l.	Deferred income taxes:

Deferred income taxes are computed in respect of temporary differences between the amounts included in these financial statements and those to be considered for tax purposes. The main factors in respect of which deferred income taxes have been included are as follows: property and equipment, provision for vacation, accrued severance pay, net, and losses for tax purposes.

Deferred tax balances are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. The amount presented in the statement of operations represents the changes in the said balances during the reported year.

Taxes that would apply in the event of the realization of investments in subsidiaries have not included in computing the deferred taxes, since the sale of the said subsidiaries is not expected in the foreseeable future. In addition, taxes that the Company may incur in the event of a dividend distribution by the subsidiary have not been taken into account in computing deferred income taxes, since the Company does not intend to distribute taxable dividends in the foreseeable future.

	m.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The liability is presented on the undiscounted basis. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Company’s liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes immaterial profits.

Severance expenses for the years ended December 31, 2000, 2001 and 2002 were approximately NIS 678 thousand, NIS 1,028 thousand and NIS 1,062 thousand, respectively.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	n.	Revenue recognition:

The Company sells its products to end-customers primarily indirectly through distributors. The Company does not grant a right of return to its customers, except for goods damaged upon delivery.

Revenues from sales of products are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is probable.

	o.	Research and development cost:

Research and development costs are charged to the statement of operations as incurred.

	p.	Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2000, 2001 and 2002, were approximately NIS 1,938 thousand, NIS 1,772 thousand and NIS 1,875 thousand, respectively.

	q.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”) in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company’s share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by SFAS No. 123 “Accounting for Stock-Based Compensation” were not provided due to immateriality.

	r.	Exchange rates and linkage basis:

1.

Assets and liabilities linked to the Israeli Consumer Price Index (CPI) are included in the financial statement on the basis of the relevant index for each asset or liability. Assets and liabilities in, or linked to, foreign currency are included in the financial statements on the basis of the exchange rates published by the Bank of Israel on December 31, 2002.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	2.	The following are details of the exchange rates of the U.S. dollar and the Israeli CPI:

At December 31:	Exchange rates of U.S. $	Israeli CPI(1)

2002	NIS 4.737	182.0 points
2001	NIS 4.416	170.9 points
2000	NIS 4.041	168.5 points
1999	NIS 4.153	168.5 points

Increase (decrease) during the year:

2002	7.3%	6.5%
2001	9.3%	1.4%
2000	(2.7%)	0%

(1)	According to the Israeli CPI published for the month ended at the balance sheet date on an average basis 1993 = 100.

s.	Basic and diluted earnings (loss) per share:

Earnings (loss) per share are computed in accordance with Opinion No. 55 of the Israeli Institute.

t.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amount reported for cash and cash equivalents, trade receivables, other accounts receivable, short-term bank credit, short-term loans, trade payables and other accounts payable approximate their fair values, due to the short-term maturity of these instruments.

The fair value for marketable securities is based on quoted market prices.

The loan to other company, loans to a jointly controlled entity and to an affiliate are recorded at estimated present values determined based on current rates of interest. Imputed interest is recognized, using the effective interest method as a component of interest income in the accompanying statements.

The carrying amount of the Company’s long-term borrowing approximates its fair value. The fair value was estimated using discounted cash flow analysis, based on the Company’s incremental borrowing rates for similar type of borrowing arrangement.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	u.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist primarily of cash and cash equivalents, trade receivables, marketable securities, loan to other company, loan to affiliate and loans to a jointly controlled entity.

The majority of the Company’s cash and cash equivalents and restricted cash are invested in major Israeli banks. Management believes that the financial institutions that hold the Company’s investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

The Company’s trade receivables are mainly derived from sales to customers located primarily in the United States, Australia, New Zealand, Europe and Israel. The Company performs ongoing credit evaluations of its customers. The allowance for doubtful accounts is determined with respect to amounts that are doubtful of collection. As for major customers, see Note 19.

The Company’s marketable securities include investments in securities of Israeli corporations. Management believes that these corporations are financially sound, the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to said marketable securities.

Loan to other company, loan to affiliate and loans to a jointly controlled entity are unsecured and if not paid, a material loss could result to the Company.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

	v.	Implementation of new accounting standards and their impact on the financial statements:

During October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuation of the adjustment of financial statements, and Accounting Standard No. 13 with respect to the effect of the changes in the exchange rates for foreign currencies. In August 2002, Accounting Standard No. 14 was published with respect to fiscal reporting for interim periods, and in December 2002, Accounting Standard No. 17 was published with respect to the deferral of the implementation of Accounting Standards No. 12 and No. 13 until January 1, 2004. In February 2003, Accounting Standard No. 15 was published with respect to the impairment of assets.

According to Standards No. 12 and No. 17, which deal with the discontinued adjustment of financial statements, financial statements will discontinue to be adjusted for inflation in Israel commencing January 1, 2004. Until December 31, 2003, the Company will continue to prepare adjusted financial statements in conformity with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as of December 31, 2003, will serve as the starting point for nominal financial reporting beginning January 1, 2004.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In accordance with the provisions of Accounting Standard No. 13 and No. 17 prescribe principles with respect to the effect of the changes in the exchange rates for foreign currency. These Standards replaces clarification No. 8 and clarification No. 9 to Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which are void with the discontinuation of the adjustment of financial statements. The Standards deal with the translation of transactions in foreign currency and the translation of financial statements of foreign operations in order to integrate them into the financial statements of the reporting company. The translation principles of Accounting Standard No. 13 are different from those implemented to date. Accounting Standard No. 13 will apply to financial statements for periods commencing after December 31, 2003.

The objective of Accounting Standard No. 14, which deals with fiscal reporting for interim periods, is to determine the minimum content for financial reporting for interim periods, as well as to determine the recognition and measurement principles in financial statements for interim periods. In addition, the interim financial statements will, for the first time, include condensed segmental information similar to the information included in the annual financial statements. This Accounting Standard, which is based on International Accounting Standard No. 34, “Financial Reporting for Interim Periods”, replaces Opinion No. 43 of the Institute of Certified Public Accountants in Israel that deals with financial statements for interim periods and Opinion No. 60 that deals with the amendment of Opinion No. 43 with respect to the cancellation of the obligation to include information regarding nominal data in financial statements for interim periods. This Standard will apply in respect to financial statements for periods beginning on or after January 1, 2003.

Management does not anticipate that the new standards, as discussed above, will have a significant effect on its results of operations, financial position and cash flows.

Accounting Standard No. 15, which deals with the impairment of assets, is based on International Accounting Standard No. 36, and prescribes the accounting principles in the case of a decline/elimination of the decline, in the value of a company’s assets, including investments in investees that are not subsidiaries, goodwill arising from the acquisition of subsidiaries and fair value adjustments. This Standard will apply with respect to financial statements for periods commencing on or after January 1, 2003.

The transitional guidelines in the Standard prescribe that losses due to an impairment of assets, which derive from the application of this Accounting Standard, will be recognized in the pre-tax income. The aforesaid will not apply in the case of a loss from the impairment of an asset that was not recognized in the past only due to the fact that the total undiscounted expected future net cash flow exceeds the book value. The latter will be carried to the statement of operations under the item “Cumulative effect of the change in the accounting principle to the beginning of the year”.

The Company is in a process of valuating the implications of this standard.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	w.	Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year’s presentation.

NOTE 3:-	TRADE RECEIVABLES

			Convenience translation (Note 2b)
	December 31,
			December 31,
	2001	2002	2002

	Adjusted NIS		U.S. $

	(In thousands)

Foreign open accounts	20,221	17,049	3,599
Local open accounts	4,868	3,072	649
Postdated checks receivable	1,448	1,308	276

	26,537	21,429	4,524
Less - allowance for doubtful accounts	804	1,115	236

	25,733	20,314	4,288

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

			Convenience translation (Note 2b)
	December 31,
			December 31,
	2001	2002	2002

	Adjusted NIS		U.S. $

	(In thousands)

Related party	56	1,068	225
Short-term loan to an affiliate (1)	3,235	2,173	459
Advances to suppliers	1,561	630	133
Government authorities	578	2,276	481
Deferred income tax	271	148	31
Prepaid expenses and others	1,373	717	151

	7,074	7,012	1,480

(1)	The balance does not bear interest and will be repaid from purchasing products by the affiliate.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	INVENTORIES

			Convenience translation (Note 2b)
	December 31,
			December 31,
	2001	2002	2002

	Adjusted NIS		U.S. $

	(In thousands)

Raw materials	10,636	10,383	2,192
Work in progress	4,804	5,124	1,082
Finished products	8,021	11,249	2,375

	23,461	26,756	5,649

During 2001, Crow Engineering’s general manager gave Crow Engineering an option to sell him all of the ASIC parts that Crow Engineering holds in its inventory at Crow Engineering’s request and at its adjusted purchase price. The option is valid for a period of two years and as long as the general manager is employed. The balance of the ASIC inventory as of December 31, 2002, was NIS 4 million.

The balances of NIS 2,796 thousand and NIS 2,982 thousand were classified as non-current inventory as of December 31, 2002 and 2001, respectively, based on management projections for this inventory consumption.

NOTE 6:-	LOAN TO OTHER COMPANY

During 2001, the board of directors of Crow Engineering approved a Memorandum of Understanding with Crow U.S.A Inc. (“the U.S. distributor”), which markets Crow Engineering’s products in the U.S. for an investment in the U.S. distributor, in which Crow Engineering will hold 51% of the shares and 80% of the controlling rights in the U.S. distributor, in consideration of which, 53,800 shares of the Company will be issued to the U.S. company. The purchase of the shares is conditional upon the execution of a legal and accounting due diligence by Crow Engineering. As of the date of these financial statements, the parties have not reached an agreement on the purchase price and, therefore, the Company has not yet gained any control in Crow U.S.A. Inc. In 2001, Crow Engineering converted the trade receivable balance of the U.S. distributor into a long-term loan in the amount of NIS 1,184 thousand. The loan is linked to the U.S. dollar and has no maturity date.

NOTE 7:-	INVESTMENT IN AN AFFILIATE

a.

On July 7, 2001, a third party invested NIS 12.5 million ($ 3 million) in Video Domain Technologies Ltd. (“Video Domain”) an affiliate of the Company, in consideration of the allocation of 4,204 Preferred shares of the affiliate. In addition, Crow converted loans in the aggregate amount of NIS 2,086 thousand ($ 500 thousand) in consideration of 668 Ordinary shares. As a result of these transactions, the Company’s holdings in the affiliate decreased from 40.5% to 34%. The Company capitalized consulting expenses in the amount of NIS 305 thousand as a result of this agreement.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	INVESTMENT IN AN AFFILIATE (Cont.)

b.

On August 6, 2001, another investor acquired an option from Video Domain to purchase 989 Ordinary shares constituting 6% of Video Domain. The price of the option was NIS 2,070 thousand ($ 500 thousand) of which, the amount of NIS 416 thousand ($ 100 thousand) was paid in March 2001 and NIS 1,655 thousand ($ 400 thousand) was paid in August 2001. The investor had a period of 60 days to exercise the option for an exercise price of approximately NIS 2,485 thousand ($ 600 thousand). The amount constituting the price of the option is not refundable. By October 6, 2001, the option had expired.

	c.	The gain resulted from the abovementioned transactions amounted to approximately NIS 4,745 thousand ($1.1 million).

	d.	The investment in an affiliate is comprised as follows:

			Convenience translation (Note 2b)
	December 31,
			December 31,
	2001	2002	2002

	Adjusted NIS		U.S. $

	(In thousands)

Cost	2,556	2,556	540
Equity losses accumulated since the acquisition	(9,438)	(10,741)	(2,267)

	(6,882)	(8,185)	(1,727)
Capital gain from the decrease of holdings in the subsidiary	10,472	10,472	2,211
Capital surplus:
In respect of know-how and goodwill acquired from controlling shareholders	(320)	(320)	(68)
In respect of interest on loan from controlling shareholders not at market terms	(84)	(84)	(18)
Foreign currency translation adjustments	469	496	105
Long-term loan *)	214	221	46

	3,869	2,600	549

*)

The loan is linked to the Israeli CPI and does not bear interest. A maturity date for the loans has not yet been determined. In 2001, the Company converted long-term loans in the amount of NIS 2,167 thousand to short-term loans (see Note 4).

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	PROPERTY AND EQUIPMENT

			Convenience translation (Note 2b)
	December 31,
			December 31,
	2001	2002	2002

	Adjusted NIS		U.S. $

	(In thousands)
Cost
Machinery and equipment	24,087	26,204	5,532
Leasehold improvements	2,515	2,988	631
Office furniture and equipment	3,644	4,006	846
Motor vehicles	2,546	2,122	447

	32,792	35,320	7,456

Accumulated depreciation:
Machinery and equipment	10,373	12,657	2,672
Leasehold improvements	1,157	1,449	306
Office furniture and equipment	2,282	2,703	571
Motor vehicles	790	824	173

	14,602	17,633	3,722

Depreciated cost	18,190	17,687	3,734

Depreciation expenses for the years ended December 31, 2000, 2001 and 2002, are NIS 2,597 thousand, NIS 2,996 thousand and NIS 3,367 thousand, respectively.

NOTE 9:-	OTHER ASSETS

Intangible assets:
Original amounts:
Technology-based intangible assets	4,066	4,066	858
Customer-related intangible assets	3,292	3,292	695

	7,358	7,358	1,553

Accumulated amortization:
Technology-based intangible assets	747	1,560	330
Customer-related intangible assets	494	1,153	242

	1,241	2,713	572

Amortized cost	6,117	4,645	981

Amortization expense for the years ended December 31, 2001 and 2002, amounted to NIS 1,241 thousand and NIS 1,472 thousand, respectively.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	SHORT-TERM LOANS AND BANK CREDIT

	a.	Composed as follows:

		Weighted average interest rate			Convenience translation (Note 2b)
			December 31,
		December 31,			December 31,
		2002	2001	2002	2002
	Linkage basis
		%	Adjusted NIS		U.S. $

			(In thousands)
Short-term loans	Mostly unlinked NIS	10.9	28,571	20,980	4,429
Short-term bank credit	unlinked NIS	11.9	1,040	1,311	277

			29,611	22,291	4,706

	b.	The Company does not have an unused credit line as of December 31, 2002.

NOTE 11:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

			Convenience translation (Note 2b)
	December 31,
			December 31,
	2001	2002	2002

	Adjusted NIS		U.S. $

	(In thousands)

Accrued expenses	1,798	1,066	225
Government authorities	1,607	115	25
Related parties *)	125	478	101
Employees and payroll accruals	2,183	2,347	495
Customer advances	477	130	27
Provision for accrued losses of jointly controlled entity	773	866	183
Other	1,093	175	37

	8,056	5,177	1,093

*)	Current account, linked to the Israeli CPI and does not bear interest.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12: -	LONG-TERM LOANS FROM BANKS

	a.	Composed as follows:

			Convenience translation (Note 2b)
	December 31,
			December 31,
	2001	2002	2002

	Adjusted NIS		U.S. $

	(In thousands)

Banks	22,902	23,809	5,027
Less - current maturities	7,710	3,827	809

	15,192	19,982	4,218

b.	Classified by currency, linkage terms and interest rates, the total amount of the liabilities (before deduction of current maturities) is as follows:

					Convenience
	Interest rate		Amount		translation
					(Note 2b)
	December 31,		December 31,
					December 31,
	2002	2001	2002	2001	2002

	%		Adjusted NIS		U.S. $

			(In thousands)
Linked to the U.S. dollar	3.4	4.1	18,928	19,414	4,098
Linked to the Japanese yen	2.31	1.625	3,892	4,358	920
NIS - unlinked	-	-	82	37	9

			22,902	23,809	5,027

c.	The aggregate annual maturities are as follows:

December 31, 2002

Adjusted NIS

(In thousands)

2003 (current maturity)	3,827
2004	12,101
2005	3,812
2006	3,812
2007	257

23,809

d.	As for pledges of assets to secure the loans, see Note 15.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	LONG-TERM LOAN FROM MINORITY IN A SUBSIDIARY

The loan is in U.S. dollars, does not bear interest and has no maturity date.

NOTE 14:-	ACCRUED SEVERANCE PAY

			Convenience translation (Note 2b)
	December 31,
			December 31,
	2001	2002	2002

	Adjusted NIS		U.S. $

	(In thousands)

Accrued severance pay	1,688	1,847	390
Less - severance pay fund	63	58	12

	1,625	1,789	378

NOTE 15:-	COMMITMENTS AND CONTINGENT LIABILITIES

Commitments:

a.

The Company and its subsidiaries have leased offices and warehouse space under operating leases for periods through 2005. Minimum annual rental payable under non-cancelable lease agreements, at rates effect at December 31, 2002, are as follows:

Adjusted NIS

(In thousands)

2003	1,142
2004	890
2005	445

2,477

b.

The Company pays management fees to Silverboim Holding Ltd. (the parent company) (“Silverboim”) at an amount equal to the salary of Crow Engineering’s general manager. The management fees for the years ended December 31, 2000, 2001 and 2002, are NIS 940 thousand, NIS 1,007 thousand and NIS 978 thousand, respectively.

c.

The Company entered into a 17% participation agreement with Silverboim pursuant to which the Company is responsible to pay 17% of Silverboim’s rent and other maintenance expenses, but not exceeding U.S. $2,500 per month. The amounts payable to Silverboim are at fair market value.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Guarantees:

	a.	Crow Engineering is a guarantor in favor of Bank Hapoalim to secure all of the debts and liabilities of the affiliate Video Domain up to an amount of $ 1,100 thousand.

Subsequent to the agreement for investment in Video Domain (see also Note 7a), Crow Engineering committed not to remove the aforesaid guarantee until 18 months have elapsed from the signing of the agreement. After the balance sheet date, Crow Engineering removed its guarantee.

	b.	To secure a debt to a supplier, Crow Engineering provided a bank with a guarantee in the amount of NIS 5 thousand in favor of Bank Leumi Le-Israel Ltd.

	c.	Crow Engineering is a guarantor in favor of Bank Hapoalim to secure all of the debts and liabilities of the proportionately consolidated subsidiary, Freelink Ltd., up to an amount of $ 250 thousand.

	d.	Crow Engineering is a guarantor in favor of Bank Hapoalim to secure the debts and liabilities of the subsidiary, Secucell Ltd., up to the amount of $ 200 thousand.

	e.	Crow Engineering is a guarantor in favor of a Bank in New Zealand to secure the debts and liabilities of the subsidiary up to the amount of NIS 663 thousand.

Charges:

The shares of Crow Engineering are pledged to secure credit received by the Company.

Pursuant to the terms with a bank, the Company is required to comply with certain covenants as long as any amount is outstanding.

The covenants include the Company’s undertaking not to decrease their holdings in Crow Engineering and not to record new pledges against Crow Engineering’s shares. As of December 31, 2002, the Company complies with those covenants.

NOTE 16:-	SHAREHOLDERS’ EQUITY

	a.	In January 2001, the Company issued 25,000 shares, as part of the purchase agreement of Arrow Head Alarm Products (see Note 1b).

	b.	In April 2001, the Company issued 26,900 shares, as part of the purchase agreement of Crow Australia (see Note 1c).

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	SHAREHOLDERS’ EQUITY (Cont.)

	c.	In 1999, the Company granted to some of its shareholders and investors, 475,240 warrants to purchase 475,240 Ordinary shares, to be issued as follows:

		1.	237,620 warrants to purchase 237,620 Ordinary shares, at an exercise price of $ 3.8 (NIS 15.356) per share. The warrants are exercisable until February 1, 2000, and vest immediately upon grant.

During 2000, 220,630 warrants were exercised to purchase 220,630 shares for proceeds of approximately NIS 3,420 thousand, and the remaining warrants expired.

2.

237,620 warrants to purchase 237,620 Ordinary shares, at an exercise price of $ 5 (NIS 20.205) per share. The warrants are exercisable until May 1, 2001, and vest immediately upon grant. During 2000, 20,360 warrants were exercised to purchase 20,360 shares for proceeds of approximately NIS 415 thousand. During 2001, 84,855 warrants were exercised to purchase 84,855 shares for net proceeds of approximately NIS 1,712 thousand, and the remaining warrants expired.

		3.	A summary of the Company’s stock warrants activity is as follows:

	Number of options	Weighted average exercise price

		$	NIS

Outstanding as of January 1, 2001	217,260	5	20.205
Exercised	(84,855)	5	20.705
Expired	(132,405)	5	20.705

Outstanding as of December 31, 2001 and 2002	-	-	-

Outstanding and exercisable as of December 31, 2001 and 2002	-	-	-

d.

In March 2000, the Company effected a stock split of its Ordinary shares from NIS 1.25 par value each to NIS 0.25 par value each. All Ordinary shares and earnings (loss) per share amounts have been retroactively adjusted to reflect this stock split for all periods presented.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	INCOME TAXES

	a.	Measurement of taxable income under the Income Tax Law (Inflationary Adjustments), 1985:

Under this law, taxable income is measured in real terms after certain adjustments in accordance with the changes in the Israeli CPI or in the exchange rate of the U.S. dollar, for a “foreign investment company”. The Company and its Israeli subsidiary elected to measure their results on the basis of the changes in the Israeli CPI.

	b.	Benefits under the Law for the Encouragement of Capital Investments, 1959 (the law):

The Israeli production facilities of Crow Engineering were granted, in June 1994 and July 1998, “Approved Enterprise” status, under the alternative benefits program of the abovementioned law. Income deriving from the “Approved Enterprise” during the benefit period is tax-exempt for a period of 10 years. The period of benefits relating to the “Approved Enterprise” will expire within the period of 2003 through 2009.

The period of tax benefits, as detailed above, is subject to time limitations of the earlier of 12 years from commencement of production, or 14 years from receipt of approval.

The tax-exempt income attributable to the “approved enterprise” can be distributed to shareholders without subjecting Crow Engineering to taxes only upon the complete liquidation of the Crow Engineering. As of December 31, 2002, retained earnings included approximately NIS 20.4 million of tax-exempt profits earned by Crow Engineering’s “approved enterprise”. Crow Engineering has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to Crow Engineering’s “approved enterprise”.

The entitlement to the above benefit is conditional upon Crow Engineering fulfilling the conditions stipulated by the abovementioned law, regulations published thereunder and the letter of approval for the specific investment in the Approved Enterprise. In the event of failure to comply with these conditions, the benefits may be canceled and Crow Engineering may be required to refund the amount of the benefits, in whole or in part, with the addition of interest. Management believes that Crow Engineering is meeting all the aforementioned conditions.

Pursuant to the approval, in the event that the majority of the Company’s activity continues to take place in central Israel, the manner in which benefits are attributed between central Israel and development region A, shall be reviewed. The above review shall be performed in the context of a final report. The Company attributed all benefits to development region A and accordingly filed its tax returns with the Income Tax Authorities. At the end of 2002, the Company filed a final investment report with the Investments Center in the context of this “Approved Enterprise. As of the date of the financial statements, a final performance approval has not been received from the Investments Center.

Income from sources other than the “Approved Enterprise” mentioned above is taxed at the regular rate of 36%.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	INCOME TAXES (Cont.)

On December 31, 2001,the Company submitted an application for an additional “Approved Enterprise” status.

	c.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

Crow Engineering is an “industrial company”, as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation rates for machinery and equipment, as prescribed by regulations published under the Income Tax Law (Inflationary Adjustments), 1985.

	d.	Net operating losses carryforward:

As of December 31, 2002, the Company had accumulated losses for tax purposes of approximately NIS 77 million. The carryforward tax losses are linked to the Israeli CPI. In Israel, carryforward losses may be offset against taxable income in the future for an indefinite period.

Other Israeli subsidiaries had, as of December 31, 2002 accumulated losses for tax purposes of approximately NIS 3 million.

Crow Australia had, as of December 31, 2002, accumulated losses for tax purposes of approximately NIS 0.5 million.

	e.	The Company has received final tax assessments up to and including the 1997 tax year.

Crow Engineering received final tax assessments up to and including the 1997 tax year.

During 2002, Crow Engineering received a tax assessment for the 1998 tax year. This tax assessment reflects an increased tax liability in approximately NIS 1.8 million. Crow Engineering does not accept this tax assessment and submitted an appeal.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	INCOME TAXES (Cont.)

	f.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets (liabilities) are as follows:

			Convenience translation (Note 2b)
	December 31,
			December 31,
	2001	2002	2002

	Adjusted NIS		U.S. $

	(In thousands)
Deferred tax assets:
Net operating losses carryforwards	27,355	28,875	6,096
Other - net	725	463	98

Total deferred tax assets	28,080	29,338	6,194
Valuation allowance for deferred tax assets *)	(27,355)	(28,875)	(6,096)

Net deferred tax assets	725	463	98

Deferred tax liabilities:
Inventory	(200)	(147)	(31)
Tax over book depreciation	(812)	(459)	(97)

Total deferred tax liabilities	(1,012)	(606)	(128)

Net deferred tax liabilities	(287)	(143)	(30)

Domestic	(326)	(151)	(32)
Foreign	39	8	2

	(287)	(143)	(30)

*)

The Company and its subsidiaries have provided a valuation allowance in respect of deferred tax assets, resulting from tax loss carryforwards, since management currently believes that it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences, will not be realized in the foreseeable future.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	INCOME TAXES (Cont.)

The deferred taxes are presented in the balance sheet as follows:

			Convenience translation (Note 2b)
	December 31,
			December 31,
	2001	2002	2002

	Adjusted NIS		U.S. $

	(In thousands)

Among current assets (“other accounts receivable and prepaid expenses”)	271	148	31
Among long-term liabilities	(558)	(291)	(61)

	(287)	(143)	(30)

g.	A reconciliation of the theoretical tax expenses, assuming all income is taxable at the statutory rate (36%) applicable in Israel, and the actual tax expenses, is as follows:

				Convenience translation (Note 2b)
	Year ended
	December 31,			Year ended December 31, 2002

	2000	2001	2002

	Adjusted NIS			U.S. $

	(In thousands, except share and per share data)
Income (loss) before income taxes, as reported in the consolidated statements of operations	3,888	(115)	5,011	1,058

Statutory tax rate in Israel	36%	36%	36%	36%

Theoretical tax expense (benefit)	1,399	(42)	1,804	381
Increase (decrease) in taxes resulting from “Approved Enterprises” (1)	(1,055)	(* (782)	(1,986)	(419)
Capital gain from decrease in subsidiary and affiliate	(1,950)	(1,829)	-	-
Carryforward losses and other deferred taxes for which a valuation allowance was recorded	2,472	(* 1,469	1,090	230
Non-deductible expenses	33	(* 903	499	105
Others	248	(* 311	(49)	(10)

Taxes on income in the statements of operations	1,147	30	1,358	287

(1) Basic and diluted earnings per share amounts of the tax benefit resulting from the Approved Enterprise”	0.95	(* 0.72	1.82	0.38

*) Reclassified.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	INCOME TAXES (Cont.)

	h.	Income (loss) before taxes on income is comprised as follows:

				Convenience translation (Note 2b)
	Year ended
	December 31,			Year ended December 31, 2002

	2000	2001	2002

	Adjusted NIS			U.S. $

Domestic	3,888	20	4,180	882
Foreign	-	(135)	831	176

	3,888	(115)	5,011	1,058

i.	The provision for taxes on income is comprised as follows:

				Convenience translation (Note 2b)
	Year ended
	December 31,			Year ended December 31, 2002

	2000	2001	2002

	Adjusted NIS			U.S. $

Domestic	1,147	30	1,070	226
Foreign	-	-	288	61

	1,147	30	1,358	287

NOTE 18:-	TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties:

	Year ended December 31,

	2002	2001	2000

Compensation to related parties *):
Wages and salaries	1,414	1,349	1,831
Management fees	1,136	1,122	957
Directors’ fees	134	156	214

	2,684	2,627	3,002

*) Compensation was paid to related parties, as follows:

Related parties employed by the Group	1,414	1,349	1,831

Related parties not employed as above - directors (including companies held by these directors)	1,270	1,278	1,171

Number of individuals to whom the compensation relates (includes all directors)	8	8	10

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

Sales by geographical areas:

The Company manages its business on the basis of one reportable segment. See Note 1 for a brief description of the Company’s business. Most of the Company’s long-lived assets are located in Israel. Total revenues are attributed based on the end customer’s location, as follows:

				Convenience translation (Note 2b)
	Year ended
	December 31,			Year ended December 31, 2002

	2000	2001	2002

	Adjusted NIS			U.S. $

	(In thousands)

Australia, New Zealand, South and East Asia	6,231	13,977	25,589	5,402
Europe	37,970	40,887	44,444	9,382
America	11,047	9,774	9,378	1,980
Israel	14,764	14,163	13,694	2,891
Other	1,138	1,175	991	209

	71,150	79,976	94,096	19,864

	Year ended December 31,

	2000	2001	2002

	%

Major customer as a percentage of total sales
Customer A	18	13	11
Customer B	10	9	6
Customer C	9	7	5

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	SELECTED STATEMENTS OF OPERATIONS DATA

					Convenience translation (Note 2b)
		Year ended
		December 31,			Year ended December 31, 2002

		2000	2001	2002

		Adjusted NIS			U.S. $

		(In thousands)
a.	Research and development expenses:

	Salaries and related expenses	1,684	3,147	4,033	851
	Subcontractors	1,483	1,211	1,276	269
	Other	181	582	171	37

		3,348	4,940	5,480	1,157

b.	Selling and marketing expenses, net:

	Salaries and related expenses	1,785	2,073	2,320	490
	Exhibitions and advertising	2,174	3,522	2,383	503
	Depreciation	44	100	136	29
	Others	1,378	1,911	2,074	438

		5,381	7,606	6,913	1,460

c.	General and administrative expenses:

	Salaries and related expenses	3,554	4,083	4,384	925
	Depreciation	628	580	624	132
	Management fees and consulting expenses	2,708	3,633	1,850	243
	Bad debts and doubtful accounts	414	280	548	-
	Others	1,496	2,054	4,023	1,113

		8,800	10,630	11,429	2,413

d.	Other income (expenses), net:

	Capital gain from decrease in holdings in an affiliate	5,419	5,053	-	-
	Gain (loss) from sale of property and equipment	19	(31)	(134)	(28)
	Others	(408)	(326)	(541)	(114)

		5,030	4,696	(675)	(142)

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain respects from those followed in the United States (“U.S. GAAP”), as described below:

	a.	Effect of inflation:

The Company, in accordance with Israeli GAAP, comprehensively includes the effect of price level changes in the accompanying consolidated financial statements, as described in Note 2. Such Israeli accounting principles measure the effects of price level changes due to the inflationary nature of the Israeli economy and, as such, is considered a more meaningful presentation than financial reporting based on historical cost for Israeli and United States accounting purposes. As permitted by the United States Securities and Exchange Commission rules for foreign private issuers, whose financial statements comprehensively include the effects of inflation, price level adjustments have not been reversed in the accompanying reconciliation of Israeli accounting principles to U.S. accounting principles.

	b.	Accrued severance pay:

According to Israeli GAAP, accrued severance pay is included in the balance sheets net, and income from earnings on amounts funded is netted from the severance pay.

According to U.S. GAAP, accrued severance pay is included in the balance sheet at the amount of the liabilities, and total amounts funded through provident funds and through insurance policies. Income from earnings on amounts funded is presented on a gross basis.

The differences between Israeli GAAP and U.S. GAAP are immaterial with respect to the financial statements of the Company, see also note 14.

	c.	Comprehensive income:

Under Statement of Financial Accounting Standard No. 130, “Reporting Comprehensive Income” (“SFAS No. 130”), the Company should include and present specific income components as part of the shareholders equity.

Under Israeli GAAP, these specific income components are recorded in the Company’s statement of operations or as part of the additional paid-in capital, as applicable for the relevant income component. Thus, foreign currency translation adjustments are recorded in the Company’s statements of changes in shareholders’ equity as cumulative foreign currency translation adjustments.

The effect of the difference on the Company’s consolidated financial statements in respect of the foreign currency translation adjustments in 2002 and 2001 is NIS 58 thousand and NIS 469 thousand, respectively, which, under U.S. GAAP, would have been recorded as comprehensive income in the shareholders’ equity.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

	d.	Marketable securities:

Marketable securities designated for sale in the short-term are carried at market value, in accordance with Israeli accounting principles. Unrealized gains from securities classified as a “current investment” in accordance with Israeli GAAP are reflected in earnings even if transactions are not carried out on the basis, which would meet the definition of the trading security under U.S. accounting principles. Proceeds from sale of marketable securities are presented in investing activities in the statement of cash flow.

For U.S. GAAP purposes, those marketable securities should be classified as available-for-sale securities and stated at fair value. Unrealized holding gains and losses for available-for-sale securities shall be reported as a net amount in a separate component of shareholders’ equity “accumulated other comprehensive income (loss)” until realized.

The differences between the two methods described above are immaterial with respect to the financial statements of the Company for any of the periods presented.

	e.	Minority interest in subsidiaries’ deficiency:

The minority interest in the subsidiary’s deficiency is included in the balance sheet as part of the Company’s assets, in accordance with Israeli GAAP.

According to U.S. GAAP, the minority interest in a subsidiary’s deficiency should be included in the balance sheet as mezzanine financing presented between total liabilities and shareholders’ equity.

The differences between the two methods described above are immaterial with respect to the financial statements of the Company for any of the periods presented.

	f.	Foreign currency translation:

Under Israeli GAAP, the financial statements of an affiliate and certain subsidiaries, whose functional currency is not the NIS have been translated into NIS in accordance with interpretation No. 8 and No. 9 to Opinion No. 36 of the Institute. Statement of operations amounts have been translated using the exchange rate in effect at the balance sheet date.

According to U.S. GAAP statement of operations amounts should be translated in accordance with SFAS No. 52 “Foreign Currency Translation” using the average exchange rate for the year.

The differences between Israeli GAAP and U.S. GAAP are immaterial with respect to the financial statements of the Company.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

	g.	Change in functional currency of an affiliate:

Under Israeli GAAP, when a company changes its functional currency, the foreign currency translation adjustment is calculated from the date of such change.

Under U.S. GAAP, currency adjustments attributed to the current rate translation of non-monetary assets as of the date of change are reported in the other comprehensive income.

The effect of this difference in the Company’s consolidated financial statements is immaterial and, therefore, no information is included.

	h.	Proportionate consolidation:

Under Israeli GAAP, jointly controlled entities are included in the consolidated financial statements according to the proportionate consolidation method. Under U.S. GAAP, investments in jointly controlled entities are accounted for by the equity method. However, proportionate consolidation is permitted by regulations of the Securities and Exchange Commission, in respect to foreign private issuers.

i.

Under U.S. GAAP, the Company is required to provide condensed financial information of a 50% or less owned affiliate accounted for by the equity method. Under Israeli GAAP, such condensed financial information is not required. The summarized financial information for the affiliate and jointly controlled entities is as follows:

	December 31,

	2001	2002

	Adjusted NIS

	(In thousands)

Current assets	20,598	14,531

Non-current assets	2,335	2,418

Current liabilities	10,911	9,340

Non-current liabilities	1,839	2,305

Sales	22,672	22,910

Gross profit	6,331	8,102

Net loss	9,895	4,210

j.	Preferred shares of an affiliate:

	1.	Under Israeli GAAP, capital gain from decrease in interest in an affiliate as a result of issuance of preferred shares to third party will be recognized at the date of occurrence.

Under U.S. GAAP, the change in the parent company’s proportionate share of the affiliate’s equity resulting from issuance of preferred shares should not be accounted for as a decrease in interest in an affiliate and no gain would be recognized.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Under Israeli GAAP the equity method applies to the affiliate’s shareholders equity regardless of the different types of shares.

Under U.S. GAAP, the investment is presented using the equity method of accounting and in accordance with EITF 99-10, “Percentage Used to Determine the Amount of Equity Method Losses”, which requires that an investor should recognize equity method losses based on the ownership level of the particular investee security held by the investor or the change in the investor’s claim on the investee’s book value.

	2.	The effect of the material differences between Israeli and U.S. GAAP of the aforementioned items on the financial statements is as follows:

On the consolidated statements of operations:

	Year ended December 31,

	2001	2002

	Adjusted NIS

	(In thousands)

Net income (loss) as reported, according to Israeli GAAP	(4,958)	2,113
Gain from decrease in interest in affiliates	(4,260)	-
Equity in losses of an affiliate	849	1,303

Income (loss) according to U.S. GAAP	(8,369)	3,416

On the consolidated balance sheets:

According to U.S. GAAP, the investment in an affiliate as of December 31, 2001 and 2002 was NIS 214 and NIS 221 thousand, respectively.

According to U.S. GAAP, cumulative foreign currency translation adjustments as of December 31, 2001 were NIS 225 thousand.

k.	Earnings (loss) per share:

	1.	Under Israeli GAAP:

The earnings (loss) per Ordinary share were calculated on the basis of NIS 1 par value each. The dilutive effect of options is included in the computation of basic earnings (loss) per share only if their exercise is considered to be probable, based on the relationship between the market price of the shares issuable upon the exercise of the options and the discounted present value of the future proceeds derived from the exercise of the options.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

	2.	Under U.S. GAAP:

Basic net earnings (loss) per share are computed per 1 share (i.e., on the basis of NIS 0.25 par value).

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during the year. Options are not included in the computation of basic earnings per share.

Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128 “Earnings Per Share” (“SFAS No. 128”).

No options were excluded from the calculations during 2000, 2001 and 2002.

The material effect on the Company’s earnings (loss) per share, as reported, is as follows:

	Year ended December 31,

	2000	2001	2002

	%

Basic and diluted net earnings (loss), as reported, according to Israeli GAAP	1.10	(4.21)	3.07

Basic and diluted net earnings (loss) according to U.S. GAAP	0.26	(1.81)	0.77

Weighted average number of shares used in computing basic earnings (loss) per share under U.S. GAAP	4,215,438	4,336,265	4,372,275

Effect of dilutive securities options	65,057	-	-

Weighted average number of shares used in computing diluted earnings (loss) per share under U.S. GAAP	4,280,495	4,336,265	4,372,275

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

	l.	Impact of recently issued accounting standards:

In April 2002, the FASB issued Statement of Financial Accounting Standard No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS No. 145”), which rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt” and an amendment of that Statement, and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” SFAS No. 145 also rescinds SFAS No. 44, “Accounting for Intangible Assets for Motor Carriers.” SFAS No. 145 amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of SFAS No. 145 will have a material impact on its results of operations or financial position.

In June 2002, the FASB issues Statement of Financial Accounting Standard No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”), which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan.  SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002.  The Company does not expect the adoption of SFAS No. 146 to have a material impact on its results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” (“FIN No. 45”). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In November 2002, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on EITF No. 00-21, “Accounting for Revenue Arrangements with Multiple Element Deliverables.” The issue addresses how to account for arrangements that may involve multiple revenue-generating activities, i.e., the delivery or performance of multiple products, services, and/or rights to use assets. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a package, and the consideration will be measured and allocated to the separate units based on their relative fair values. This consensus guidance will be applicable to agreements entered into in quarters beginning after June 15, 2003. The Company does not expect that the adoption of this standard will have a material impact on its financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2002, the Company has not yet determined what effect, if any, FIN 46 will have on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“FAS 150”). This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. As of December 31, 2002, the Company has not yet determined what effect, if any, FAS 150 will have on its consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	SUBSEQUENT EVENTS

During July 2003, Arrow Head signed an agreement with a third party for acquiring a building in New Zealand primarily for its operations. The transaction amount is approximately $ 684 thousand+ of which Crow Engineering and its partners in Arrow Head will pay $ 134 thousand and the remaining amount will be paid directly to the owners of the property by Arrow Head in a form of a 10 year lease of the building. Pursuant to the agreement for the purchase of this property, Arrow Head will make advance payments to the owners for the 10 years lease by means of a loan from a New Zealand bank. Furthermore, Crow Engineering and its Arrow Head partner will guarantee this bank loan in the amount of $ 240 thousand and $ 264 thousand, respectively.

- - - - - - - - -

VIDEO DOMAIN TECHNOLOGIES LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

IN U.S. DOLLARS

INDEX

Page

Auditors’ Report	2

Balance Sheets	3

Statements of Operations	4

Statements of Changes in Shareholders’ Equity (Deficiency)	5

Statements of Cash Flows	6 - 7

Notes to Financial Statements	8 - 19

- - - - - - - - - - - - -

•	Kost Forer & Gabbay 3 Aminadav St. Tel-Aviv 67067, Israel	•	Phone: Fax:	972-3-6232525 972-3-5622555

AUDITORS’ REPORT

To the shareholders of

VIDEO DOMAIN TECHNOLOGIES LTD.

          We have audited the accompanying balance sheets of Video Domain Technologies Ltd. (“the Company”) as of December 31, 2002 and 2001, and the related statements of operations, changes in equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations, the changes in its equity (deficiency) and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with generally accepted accounting principles in Israel. As applicable to the Company’s financial statements, generally accepted accounting principles in the United States and in Israel are identical in all material respects.

            The aforementioned financial statements have been remeasured into U.S. dollars on the basis described in Note 2.

Tel-Aviv, Israel May 15, 2003	KOST FORER & GABBAY A Member of Ernst & Young Global

VIDEO DOMAIN TECHNOLOGIES LTD.

BALANCE SHEETS

U.S. dollars in thousands
		December 31,

	Note	2002	2001

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3	1,110	1,831
Trade receivables	4	492	426
Other accounts receivable	5	56	39
Inventory	6	1,061	1,313

		2,719	3,609

INVESTMENT IN AFFILIATE

FIXED ASSETS:	7
Cost		471	493
Less - accumulated depreciation		276	211

		195	282

OTHER ASSETS, NET		25	29

		2,939	3,920

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit	8	207	79
Trade payables	9	316	265
Related party	10	298	483
Other accounts payable	11	328	504

		1,149	1,331

LONG-TERM LIABILITIES:
Accrued severance pay, net	12	231	216
Long-term loans from related parties	13	83	89

		314	305

SHAREHOLDERS’ EQUITY	14	1,476	2,284

		2,939	3,920

The accompanying notes are an integral part of the financial statements.

May 15, 2003

Date of approval of the financial statements	Menachem Zibziner CFO Executive Director	Aviad Hellman CEO Executive Director

VIDEO DOMAIN TECHNOLOGIES LTD.

STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

		Year ended December 31,

	Note	2002	2001	2000

Revenues from sales	18a	2,707	3,020	2,397
Cost of sales		1,653	2,182	1,254

Gross profit		1,054	838	1,143

Research and development costs		625	1,084	1,083
Selling and marketing expenses		622	527	351
General and administrative expenses		640	801	578

		1,887	2,412	2,012

Operating loss		(833)	(1,574)	(869)
Financial income (expenses), net	18b	31	46	(163)
Other expenses		(6)	(255)	-

Loss for the year		(808)	(1,783)	(1,032)

Loss per NIS 0.01 par value of Ordinary shares (in U.S. dollars)	19	(41.23)	(104)	(77)

The accompanying notes are an integral part of the financial statements.

VIDEO DOMAIN TECHNOLOGIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Payment on account of options	Accumulated deficit	Total

Balance as of January 1, 2000	(* -	13	-	(634)	(621)
Issuance of share capital, net	-	1,897	-	-	1,897
Loss for the year	-	-	-	(1,032)	(1,032)

Balance as of December 31, 2000	(* -	1,910	-	(1,666)	244
Issuance of share capital, net	(* -	2,814	-	-	2,814
Issuance of share options, net	-	-	470	-	470
Conversion of long-term loans	-	539	-	-	539
Loss for the year	-	-	-	(1,783)	(1,783)

Balance as of December 31, 2001	(* -	5,263	470	(3,449)	2,284

Loss for the year	-	-	-	(808)	(808)

Balance as of December 31, 2002	(* -	5,263	470	(4,257)	1,476

*)        Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

VIDEO DOMAIN TECHNOLOGIES LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2002	2001	2000

Cash flows from operating activities:
Loss for the year	(808)	(1,783)	(1,032)
Adjustments to reconcile loss to net cash used in operating activities	(34)	297	(561)

Net cash used in operating activities	(842)	(1,486)	(1,593)

Cash flows from investing activities:
Purchase of other assets	(8)	(18)	(18)
Proceeds from sale of fixed assets	17	19	-
Purchase of fixed assets	(16)	(95)	(210)

Net cash used in investing activities	(7)	(94)	(228)

Cash flows from financing activities:
Issuance of share capital	-	3,284	1,897
Short-term bank credit, net	128	25	5

Net cash provided by financing activities	128	3,309	1,902

Increase (decrease) in cash and cash equivalents	(721)	1,729	81
Cash and cash equivalents at the beginning of the year	1,831	102	21

Cash and cash equivalents at the end of the year	1,110	1,831	102

The accompanying notes are an integral part of the financial statements.

VIDEO DOMAIN TECHNOLOGIES LTD.
STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,

		2002	2001	2000

(a)	Adjustments to reconcile loss to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	92	84	62
	Accrued severance pay, net	15	34	181
	Erosion of principal of long-term liabilities	(6)	11	(23)
	Capital loss on sales of fixed assets	6	-	-

		107	129	220

	Changes in asset and liability items:

	Decrease (increase) in trade receivables	(66)	548	(668)
	Decrease (increase) in other accounts receivable	(17)	134	(116)
	Decrease (increase) in inventory	252	114	(957)
	Increase (decrease) in trade payables	51	(723)	795
	Decrease in related party	(185)	-	-
	Increase (decrease) in other accounts payable	(176)	95	165

		(141)	168	(781)

		(34)	297	(561)

(b)	Significant non-cash operations:

	Conversion of long-term loan	-	539	-

The accompanying notes are an integral part of the financial statements.

VIDEO DOMAIN TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

	a.	Company description:

Video Domain Technologies Ltd., (“the Company”), established in 1997, operates in the global digital video surveillance systems and CCTV market. The Company develops, produces and markets a range of digital CCTV and remote surveillance systems for residential and business use. The product range, which incorporates core technology developed in-house, primarily consists of smart cameras, digital video surveillance and professional recording systems.

During 2001, the Company raised $ 3,500 from external investors and existing shareholders converted $ 550 of loans to equity (see Note 14c).

In 2002, the Company together with third party established VDT (UK) Ltd. (“VDT(UK)”). The Company received 26% of VDT UK share capital. VDT (UK) sells markets and supports the Company’s products in U.K.

	b.	Definitions:

		Related parties	-	As defined in Opinion 29 of the Institute of Certified Public Accountants in Israel.

		Affiliates	-	Companies that are not subsidiaries, and over which the Company has significant influence. The Company’s investment therein is included using the equity method of accounting.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of the financial statements, are as follows:

	a.	Financial statements in U.S. dollars:

The Company’s transactions are recorded in new Israeli shekels, however, the majority of the Company’s sales is made outside of Israel in U.S. dollars, and a substantial portion of the Company’s costs is incurred in U.S. dollars. Accordingly, the Company has determined to adjust its financial statements according to the changes in the exchange rate of the U.S. dollar, in conformity with Section 29b to Statement No. 36 of the Institute of Certified Public Accountants in Israel as of January 1, 2001. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The effect of foreign currency remeasurement are reported in current operations, financial income or expenses as appropriate.

VIDEO DOMAIN TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

	b.	Cash and cash equivalents:

Cash equivalents are considered by the Company to be highly liquid investments, which include unrestricted short-term bank deposits that have been originally deposited for three months or less.

	c.	Allowance for doubtful accounts:

The allowance is determined by the Company’s management.

	d.	Inventory:

Inventory is presented at the lower of cost or market value. Cost is determined as follows:

Raw materials - using the “first-in, first-out” method.

Work in progress and finished products - cost of raw materials using the “first-in, first-out” method with the addition of other direct and indirect expenses.

	e.	Fixed assets:

Fixed assets are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives, at the following rates:

%

Machinery and equipment	10
Vehicles	15
Office furniture and equipment	6 - 33 (mainly 33%)
Leasehold improvements	Over the lease period

f.	Revenue recognition:

Revenues from product sales are recognized upon delivery to customers.

g.	Advertising costs:

Advertising costs are expensed as incurred.

h.	Research and development costs:

Research and development costs are charged to income as incurred.

VIDEO DOMAIN TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	i.	Taxes on income:

1.

The Company accounts for taxes on income under the liability method of accounting for taxes on income prescribed by Israeli GAAP. Under the liability method, deferred tax asset and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Deferred tax balances are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

		2.	As it is uncertain whether there will be taxable income in the future, no deferred taxes were recorded as an asset in the Company’s books.

	j.	Earnings (loss) per share:

Earnings (loss) per share is computed in accordance with Statement No. 55 of the Institute of Certified Public Accountants in Israel.

	k.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	l.	Fair value of assets and liabilities:

The carrying amount of cash and cash equivalents, trade receivables, other accounts receivable, credit from banks, trade payables, other accounts payable and liabilities to related parties which are linked to the Israeli CPI and which bear long-term interest approximate their fair value. Liabilities to related parties without maturity date which are linked to the exchange rate of the U.S. dollar and to the Israeli CPI and which do not bear interest do not approximate their fair value.

	m.	Implementation of new accounting standards and their impact on the financial statements

During October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuation of the adjustment of financial statements, and Accounting Standard No. 13 with respect to the effect of the changes in the exchange rates for foreign currencies. In August 2002, Accounting Standard No. 14 was published with respect to fiscal reporting for interim periods, and in December 2002, Accounting Standard No. 17 was published with respect to the deferral of the implementation of Accounting Standards No. 12 and No. 13 until January 1, 2004. In February 2003, Accounting Standard No. 15 was published with respect to the impairment of assets.

VIDEO DOMAIN TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

According to Standards No. 12 and No. 17, which deal with the adjustment of financial statements, financial statements will discontinue to be adjusted for inflation in Israel commencing January 1, 2004. Until December 31, 2003, the Company will continue to prepare adjusted financial statements in conformity with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as of December 31, 2003, will serve as the starting point for nominal financial reporting beginning January 1, 2004.

In accordance with the provisions of Accounting Standard No. 13 and No. 17 prescribe principles with respect to the effect of the changes in the exchange rates for foreign currency. These Standards replaces clarification No. 8 and clarification No. 9 to Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which are void with the discontinuation of the adjustment of financial statements. The Standards deal with the translation of transactions in foreign currency and the translation of financial statements of foreign operations in order to integrate them into the financial statements of the reporting company. The translation principles of Accounting Standard No. 13 are different from those implemented to date. Accounting Standard No. 13 will apply to financial statements for periods commencing after December 31, 2003.

In accordance with the provisions of Accounting Standard No. 13, it is possible to continue adjusting the financial statements pursuant to the changes in the foreign currency exchange rates in accordance with section 29(a) to Opinion No. 36 of the Institute of Certified Public Accountants in Israel up until the date on which the Accounting Standards Board will publish a new Standard regarding this issue. This Standard requires disclosure with respect to the reasons for presenting the financial statements in foreign currency. In addition, this Standard requires disclosure with respect to any change whatsoever in the reporting currency.

The objective of Accounting Standard No. 14, which deals with fiscal reporting for interim periods, is to determine the minimum content for financial reporting for interim periods, as well as to determine the recognition and measurement principles in financial statements for interim periods. In addition, the interim financial statements will, for the first time, include condensed segmental information similar to the information included in the annual financial statements. This Accounting Standard, which is based on International Accounting Standard No. 34, “Financial Reporting for Interim Periods”, replaces Opinion No. 43 of the Institute of Certified Public Accountants in Israel that deals with financial statements for interim periods and Opinion No. 60 that deals with the amendment of Opinion No. 43 with respect to the cancellation of the obligation to include information regarding nominal data in financial statements for interim periods. This Standard will apply in respect to financial statements for periods beginning on or after January 1, 2003.

Accounting Standard No. 15, which deals with the impairment of assets, is based on International Accounting Standard No. 36, and prescribes the accounting principles in the case of a decline/elimination of the decline, in the value of a company’s assets, including investments in investees that are not subsidiaries, goodwill arising from the acquisition of subsidiaries and fair value adjustments. This Standard will apply with respect to financial statements for periods commencing on or after January 1, 2003.

VIDEO DOMAIN TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The transitional guidelines in the Standard prescribe that losses due to an impairment of assets, which derive from the application of this Accounting Standard, will be recognized in the pre-tax income. The aforesaid will not apply in the case of a loss from the impairment of an asset that was not recognized in the past only due to the fact that the total undiscounted expected future net cash flow exceeds the book value. The latter will be carried to the statement of operations under the item “Cumulative effect of the change in the accounting principle to the beginning of the year”.

Management does not anticipate that the new Standards, as discussed above, will have a significant effect on its results of operations, financial position and cash flows.

NOTE 3:-	CASH AND CASH EQUIVALENTS

	December 31,

	2002	2001

Cash	7	164
Short-term deposits	1,103	1,667

	1,110	1,831

NOTE 4:-	TRADE RECEIVABLES

Open accounts - U.S. $	416	265
Open accounts - NIS	100	150
Checks receivable	30	39

	546	454
Less - allowance for doubtful accounts	54	28

	492	426

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE

Government authorities	36	19
Advances to suppliers	3	-
Prepaid expenses and other receivables	17	20

	56	39

VIDEO DOMAIN TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	INVENTORY

	December 31,

	2002	2001

Raw materials	605	661
Work in progress	344	264
Finished products	112	388

	1,061	1,313

NOTE 7:-	FIXED ASSETS

Composition:

	Machinery and equipment	Vehicles	Office furniture and equipment	Leasehold improvements	Total

Cost:
Balance at January 1, 2002	12	58	315	108	493
Disposals during the year	-	(37)	-	-	(37)
Additions during the year	-	-	13	2	15

Balance at December 31, 2002	12	21	328	110	471

Accumulated depreciation:
Balance at January 1, 2002	1	20	171	19	211
Disposals during the year	-	(14)	-	-	(14)
Additions during the year	2	4	53	20	79

Balance at December 31, 2002	3	10	224	39	276

Depreciated cost at December 31, 2002	9	11	104	71	195

Depreciated cost at December 31, 2001	11	38	144	89	282

NOTE 8:-	SHORT-TERM BANK CREDIT

	Weighted interest rate	December 31,

	31.12.2002	2002	2001

	%

Short-term bank loans	7.35	207	79

VIDEO DOMAIN TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	TRADE PAYABLES

	December 31,

	2002	2001

Checks payable	-	6
Open accounts (1) (2)	316	259

	316	265

(1) Including - in U.S. $	10	46

(2) Including - related parties - current account	58	67

NOTE 10:-	RELATED PARTY

	December 31,

	2002	2001

Related party, Crow Ltd.:	298	300
Loan linked to U.S. dollar (1)	-	183
Unlinked loan (1)

	298	483

(1)	The loan will be repaid by Crow purchasing products from the Company.

NOTE 11:-	OTHER ACCOUNTS PAYABLE

	December 31,

	2002	2001

Related parties (2)	-	2
Employees and payroll accruals (1)	174	218
Customer advances	38	25
Accrued expenses	106	259
Others	10	-

	328	504

(1) Including provision for vacation	80	112

(2) The balance is linked to the Israeli CPI and does not bear interest.

VIDEO DOMAIN TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	ACCRUED SEVERANCE PAY, NET

a.

The Company’s liabilities for severance pay is calculated pursuant to Israeli severance pay law based on the employees most recent salary multiplied by the number of years of employment as of balance sheet date. Employees are entitled to one-month salary for each year of employment, or a portion thereof. The Company’s liability is fully provided by monthly deposits to insurance companies and by an accrual (see also Note 16).

b.

The Company’s liabilities for severance pay, pursuant to Israeli law, is fully provided by an accrual. Part of the liability is funded by insurance policies, which are designated only for severance payments.

NOTE 13:-	LONG-TERM LIABILITIES FROM RELATED PARTIES

Composition:

	December 31,

	2002	2001

Related party - Crow Ltd.:
Loan linked to the Israeli CPI (1)	42	46

Related party - Video Cad Ltd.:
Loan linked to the Israeli CPI (1)	40	43

	82	89

(1)	The loan repayment date is yet undetermined.

NOTE 14:-	SHARE CAPITAL

	a.	Composition:

	December 31, 2002 and 2001

	Authorized	Issued and outstanding

	Number of shares

Ordinary shares of NIS 0.01 par value each	3,265,796	15,392
Preferred “A” shares of NIS 0.01 par value each	4,204	4,204

	3,270,000	19,596

The Ordinary shares confer voting rights and rights to receive profits.

VIDEO DOMAIN TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	SHARE CAPITAL (Cont.)

	b.	Preferred shares:

The Preferred shares confer all of the rights of Ordinary shares, have the right to convert to Ordinary shares (on a one to one basis) and automatically will be converted upon an IPO or consent of 80% of holders of the Preferred shares.

In addition, the Preferred shares have anti dilution rights and preference upon a liquidation of the Company.

	c.	Issuance of share capital:

On July 7, 2001, the Company and Puma II (“Puma”) entered into an agreement according to which, the Company issued to Puma 4,204 A Preferred shares in consideration of $ 3,000. At that date, two of the Company’s shareholders converted their $ 539 loans into 721 Ordinary shares.

In March 2001, the Company and Foamart Ltd. (“Foamart”) entered into an agreement according to which the Company issued to Foamart an option to purchase 989 Ordinary shares of the Company in consideration of $ 500 for an aggregate exercise price of $ 600. Foamart paid $ 100 in advance and $ 400 on August 6, 2001.

NOTE 15:-	TAXES ON INCOME

	a.	Benefits under the Law for the Encouragement of Capital Investment:

In 1998, the Company filed an application for an approved enterprise status with the Investment Center. The request was approved in 2001.

	b.	Taxation under inflation:

In accordance with the Income Tax (Inflationary Adjustments) Law, 1985, the results for tax purposes are measured in real terms based on the changes in the Israeli CPI.

	c.	Losses and deductions carried forward to future years:

Carryforward tax losses aggregate to $ 2,200. As it is uncertain whether there will be taxable income in the future, no deferred taxes were recorded as an asset in the balance sheet.

VIDEO DOMAIN TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	TAXES ON INCOME (Cont.)

d.

Below is a reconciliation between the theoretical tax expense assuming that all the income was taxed at the statutory tax rate applicable to Israeli companies and the actual tax expense as reported in the statements of operations:

	Year ended December 31,

	2002	2001	2000

Loss for the year	(808)	(1,783)	(1,032)

Statutory tax rate	36%	36%	36%

Tax expense computed at the statutory tax rate	(291)	(642)	(371)
Tax (tax savings) resulting from the following factors:
Nondeductible expenses	4	4	5
Losses for tax purposes and temporary differences for which deferred taxes were not provided	281	634	374
Other	6	4	(8)

	-	-	-

	e.	Tax assessments:

The Company did not receive tax assessments since its establishment.

NOTE 16:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.

In July 2000, five-year employment contracts were signed between the Company and two of its shareholders whereby the monthly salary of each is $ 10 plus related benefits. According to these contracts, should the shareholders resign, the Company will pay six-month salaries as severance pay and should the Company release the shareholders, the Company will pay each of the shareholders 24 month salaries. In addition, each of the shareholders is entitled to a yearly bonus of 2% of the Company profits before taxes.

	b.	A claim against the Company:

A lawsuit of $ 466 was filed against the Company in respect of direct costs that the plaintiff incurred due to a potential commitment between the plaintiff and the Company, which was not fulfilled. Company management estimates, based on the opinion of its legal counsel that the prospects of the claim to prevail are remote and, accordingly, no provision has been made for the lawsuit.

	c.	Commitments:

On August 31, 1997, the Company entered into a five-year agreement for the lease of offices until December 31, 2002 in exchange for annual lease fees of $ 46.

VIDEO DOMAIN TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

	a.	Balances with related parties:

See Notes 9, 10, 13.

	b.	Transactions with related parties.

	Year ended December 31,

	2002	2001	2000

Sales	346	72	-
Cost of sales	160	238	161
Research and development	10	103	40
Marketing and sales	7	-	-
General and administrative	-	117	142
Financial expenses	4	-	122

c.

On April 25, 2000, the Company and a related party entered into an agreement for the purchase of lens for a certain product of the Company. The agreement determines that the consideration shall amount to the cost of the lens plus half of the gross profit upon the sale of the Company’s product.

NOTE 18:-	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS

	a.	Revenues from sales:

	Year ended December 31,

	2002	2001	2000

Export sales (1)	2,422	2,499	1,046
Sales to Israeli market	285	521	1,351

	2,707	3,020	2,397

(1) Export sale by geographical destinations:
Australia and Asia	80	210	62
Europe	1,298	1,455	612
America	969	813	354
Other	75	21	18

	2,422	2,499	1,046

b.	Financial income (expenses), net:

Financial expenses in respect of short-term loans and overdrafts, net	(27)	(13)	(31)
Financial income in respect of long-term loans from related parties	57	-	(125)
Other	1	59	(7)

	31	46	(163)

VIDEO DOMAIN TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:-	LOSS PER SHARE

	Year ended December 31,

	2002	2001	2000

Weighted average number of shares	19,596	17,134	13,335

Loss for the year (U.S. dollars in thousands)	(808)	(1,783)	(1,032)

- - - - - - - - - - - - - - - - -

EXHIBIT 4.6

        Memorandum of Understanding between Crow Electronic Engineering Ltd. and Camden Trading Ltd., Inc. for the purchase of intellectual property.

13/6/01

MEMORANDUM OF UNDERSTANDING

(the "MOU")

Between

CROW ELECTRONIC ENGINEERING LTD.
of Holon, Israel
("**Crow**")

<u>of the first part</u>

and

CAMDEN TRADING LTD. INC.,
a company duly incorporated
under the laws of Panama
("**Camden**")

<u>of the second part</u>

The following are the principals finalized between the parties, concerning cooperation in the R&D, design, manufacturing and marketing of Access Control Systems and other inventions as the Parties will decide, as described below:

Camden hereby represents and warrants that it is a corporation duly organized, validly existing and in good standing under the laws of Panama.

Camden has all requisite corporate power and authority to enter into this MOU and perform its obligations hereunder.

157931/3

A.Y. I.V.

2. The execution, delivery and performance of this MOU by Camden has been duly and effectively authorized by all necessary corporate action of Camden. This MOU has been duly executed by Camden and is a valid, legally binding, enforceable obligation of Camden.

3 A new company will be set up in Israel ("NEWCO"), the outstanding capital of which will be 1,000 Ordinary Shares of NIS 1.00 each.

4. Crow and Camden will each subscribe for 50% of the outstanding share capital of NEWCO.

5. Camden will sell the intellectual property as described in **Exhibit 1** (the "IP") to Crow, for the sum of US $65,000 free of any lien, charge, encumbrance, etc., so that Crow will be the full and sole proprietor of the IP; however, Camden will be allowed to manufacture and sell the products that make use of the IP only within the territory of Russia.

6. Crow will transfer to NEWCO US $65,000 that will be used by NEWCO as working capital.

7. Camden hereby warrants and represents that it is the only owners of the IP, and the sole and exclusive owner of all rights, titles and interests in the IP. Camden further represents and warrants that the IP is free and clear of any charge, lien, encumbrance, etc., and there is no legal reason from either the Israeli law or the law of any other jurisdiction - for Camden not to sell the IP to Crow free of any charge, lien, encumbrance, etc.

Camden further represents that there is no need of an approval or consent of any authority in any jurisdiction for the sale of the IP.

8. Camden acknowledges and agrees that misrepresentation of the statements in Article 7 will be a substancial breach of this MOU (and the Agreement to follow), and Crow will be allowed to cancel the MOU or the Agreement and to get from Camden full

157931/3

(A.Y.) (I.V.)

indemnification for any direct or indirect costs, harm, expenses, legal expenses, damages, etc., it will have.

9. Camden will supply R&D services exclusively to NEWCO. NEWCO will pay for those services, as will be agreed between the Parties.

10. Camden will submit within 30 days of signing this MOU a detailed business plan for the monies they will need to give NEWCO R&D services for a period of 12 months. The business plan should be approved by the board of directors of Crow, and will be the base for the payments of NEWCO to the R&D services.

11. If the board of directors of NEWCO decides that further monies are needed by NEWCO in order to get the R&D services, then NEWCO will send a notice to Crow, with a business plan attached therein, that will detail how and when the needed money will be spent. Crow will loan to NEWCO the money needed for NEWCO to get R&D services for a period of 12 months, provided that the sum will not exceed US $90,000. The loan will be given in equal monthly installments, One twelfth of the sum of the loan in each month, or in any other pace that will be agreed upon between the Parties. The board of directors of NEWCO will decide the exact nature and content of the R&D services that Camden will supply to NEWCO.

12. Intentionally Omitted.

13 Crow will supply design and manufacturing services to NEWCO. NEWCO will pay for these services the costs of Crow plus 10%.

14. NEWCO will sell its products to Crow distributors worldwide. Crow will give NEWCO all necessary help in order to promote the sales of NEWCO's products.

15. Camden and all its employees and subcontractors worldwide will sign the non-disclosure and non-competition form attached hereto as <u>Exhibit 2</u>. An employee or subcontractor of Camden that refuses to sign such a form, will not be allowed to work for NEWCO projects.

157931/3

A.Y. I.V.

16. **Intellectual Property Rights**

All inventions, discoveries, developments, concepts, ideas, improvements, designs, techniques, methods, processes, now-how, databases, etc., whether or not patentable or copyrightable, which Camden may develop, discover, invest, create or conceive, in whole or in part, independently or jointly with others, in the course of its services to NEWCO under this MOU or the Agreement, or in connection with its services or as a result thereof (all shall hereinafter be referred to as the "**Inventions**"), are the sole and exclusive property of NEWCO. Camden shall promptly disclose to NEWCO all inventions and shall assist NEWCO in protecting same. In the event NEWCO will initiate proceedings for the registration of a patent, for an Invention or other registrable intellectual property rights, such as copyrightable or design, Camden will assist in the preparation and registration of same. Such assistance shall include, without limitation, the preparation of documents, drawings and other data required for application and registration of the intellectual property rights.

It is hereby clarified, that in the event that, for the purpose of conferring the proprietary rights in the Inventions to NEWCO, a formal or additional action by Camden, such as the assignment to NEWCO of the rights in the Inventions or with regard thereto or the registration thereof, shall be required, Camden shall promptly and efficiently perform such actions, at NEWCO's expense.

Camden undertakes that its employees, as well as any subcontractor it may hire, shall preserve and protect the ownership of the Company in and with respect to the Inventions.

17. **Independent Contractors**

It is hereby agreed between the parties that Camden and its employees and subcontractors are independent contractors as far as supplying R&D services is concerned and that the relations between Camden or its employees, or persons working on their behalf, and NEWCO, are those of an independent contractor and client, and that nothing in this MOU or the Agreement or in the performance of the services hereunder by Camden or by their employees or persons working on their behalf, shall be construed as giving rise to employer-employee relations or principal-agent relations between NEWCO and Camden or its employees or persons working on their behalf.

157931/3

18. Assignment

Camden shall not transfer, assign or pledge any of their rights or obligations under this Agreement in whole or in part nor perform all or any of their obligations through others without receiving NEWCO's prior written consent thereto.

19. If additional sums of money will be needed to operate NEWCO, NEWCO will first approach its bankers and try to get loans from them; if their terms are not reasonable, considering the normal terms for such loans in the market, then each party will supply half of the monies needed, in either share capital, loans or collaterals to NEWCO's banks. If one of the parties will not supply the monies needed – the other party may supply what the first party did not, and the first party will be diluted in his holdings of NEWCO's shares, respective to the total amount of monies that each party supplied to NEWCO in either share capital, loans or collaterals to NEWCO's banks. The loan will bear the same interest rate as specified in Article 20 hereinafter.

20. Any loan granted to NEWCO by any of the Parties will be in US dollars and will bear interest at the rate of LIBOR for 6 months plus 2% as of the date when each installment of the loan will be transferred to NEWCO, until the loan is paid back. The loans will be paid from monies generated to NEWCO from its business activities. NEWCO will not distribute any dividends before the loans are fully paid. In any case every loan will be repaid by NEWCO no later then two years from the date it was granted.

21 Bidding Process –Each Party (the "Offeror") shall be entitled to offer, by a written notice (the "Notice"), to the other Party (the "Offeree") a Bidding Process, in which the Offeror will offer the Offeree, to buy all of the Offeree's shares, at a price per share and on such terms as shall be provided in the Notice (the price per share and the terms of sale shall hereinafter be referred to as the "Bid Price").

The parties will decide on an arbitrator who will conduct the Bidding Process.

The arbitrator's decision will be final and binding. If the parties do not reach an agreement on the identity of the arbitrator within 7 days from receipt of the Notice by the Offeree, then the head of the Israeli Bar will appoint the arbitrator.

157931/3

(A.I.) (I.V.)

EXHIBIT 4.7

         A Summary Translation of the Founders Agreement, and Amendments thereto for the Establishment of ScanVision Technologies Ltd., between Crow Electronic Engineering Ltd. and a private entity.

SUMMARY OF THE AGREEMENT FOR
THE ESTABLISHMENT OF SCANVISION LTD.

Date: August 29, 2002

Parties: Crow Electronic Engineering Ltd. (Orev) and Oren Aharon (Aharon)

Purpose: The establishment of ScanVision Technologies Ltd.

Summary of Major Provisions:

—	Aharon, an engineer specializing in the area of electro-optics, owns the patent rights, which are registered in the U.S. and Japan, in the area of ‘closed circuit television’ systems (CCTV).

—	The parties to the agreement wish to cooperate by establishing ScanVision Technologies Ltd (ScanVision).

—	ScanVision’s will have an outstanding share capital of 1000 shares divided into 960 ordinary shares and 40 class A shares, each share with a par value of NIS 1.00.

— ScanVision's shares will be allocated as follows:

  Orev – 480 ordinary shares;
  Aharon – 480 ordinary shares;
  Ilan Israeli – 25 class A shares; and
  Shimon Shalem – 15 class A shares.
—	A transfer of shares by the ScanVision’s shareholders will be subject to a right of first refusal.

—	The board of directors will be comprised of 4 directors, of which 2 directors shall be nominated by Orev and 2 shall be nominated by Aharon. Any resolution by the board of directors shall be unanimous and any shareholders resolution will require the vote of Orev or Aharon.

—	Aharon undertakes to provide ScanVision with a perpetual exclusive license to the patented CCTV technology that he developed in consideration of a monthly payment of NIS 2,000.

—	Orev agreed to provide ScanVision with a loan in its first year of operations in an amount equal to $200,000. Furthermore, Orev agreed to provide ScanVision with an additional $200,000 in the form of a loan or guarantees for its second year of operations should such funding be needed. All loans provided to ScanVision carry an interest rate equal to 4% adjusted to the CPI.

—	Aharon will provide ScanVision with management services for 6 months in consideration of NIS 10,000. Following this 6-month period, the parties will decide if to continue to retain Aharon’s services and under what terms.

EXHIBIT 4.8

        Deed of Grant and Sale of Option Over Real Estate,between Murwood Holdings Limited and Crow Electronic Engineering Ltd. and its partners in ArrowHead Alarm Products Ltd., for the purchase of a building in New Zealand.

MURWOOD HOLDINGS LIMITED

AND

C.J.M. PROPERTY GROUP

DEED OF GRANT AND SALE OF OPTION OVER
REAL ESTATE

ERNST & YOUNG LAW
Lawyers

41 Shortland Street
Auckland
New Zealand
Tel: (64 9) 377 4782
Fax: (64 9) 309 8135

THIS DEED is made on
2003

PARTIES:

1.	MURWOOD HOLDINGS LIMITED a duly incorporated company having its registered office in Auckland (“the Vendor”)

2.	THE C.J.M. PROPERTY GROUP a joint venture between CROW ELECTRONIC ENGINEERING LIMITED, the trustees of THE JENNINGS FAMILY TRUST and the trustees of THE McELHANNAN FAMILY TRUST (“the Purchaser”)

BACKGROUND

I.	The Vendor is the owner of the commercial property described in Schedule 1 of this Deed (“the Property”).

II.	The Property is subject to a lease agreement (“the Lease”) with Arrowhead Alarm Products Limited (“the Tenant”).

III.	The Lease provides the Tenant with an option to prepay the rental obligations (“the Prepayment Option”) for the entire term of the Lease (“the Prepayment Period”).

IV.	The Vendor has agreed to grant to the Purchaser an option to purchase the Property (“the Option”), subject to the Lease, on the terms and conditions contained in this Deed.

OPERATIVE PROVISIONS

1. Option

1.1.	The Vendor grants and the Purchaser accepts the Option for consideration of $100.00 ("the Option Price").

1.2.	The Option Price is payable by the Purchaser to the Vendor immediately upon the execution of this Deed.

1.3.	The holder of the Option has the following rights:

(i)	the right to Exercise the Option during the Exercise Period;

(ii)	where the Option is exercised, the right to purchase the Property in accordance with section 3 of this Deed.

2. Exercise of the Option

2.1	The Option may be exercised by the Purchaser from the date of this Deed until 4.00pm on 30 June 2003 (“the Exercise Period”). The Option lapses without the need for further notice if not exercised by the Purchaser before the end of the Exercise Period.

2.2	The Option is exercised when the Purchaser delivers written notice of the exercise of the Option, together with the amount of $31,750 (“the Deposit”) to the Vendor, or to the offices of the Vendor’s solicitors at Burns McCurrach, the Citibank Centre, 23 Customs Street East, Auckland.

2

2.3	The Option may be exercised by a nominee of the Purchaser, provided that a properly executed Deed of Nomination is delivered to the Vendor or the offices of the Vendor’s solicitors together with the Deposit. The exercise of the Option by a nominee of the Purchaser does not affect or dilute the rights and obligations of the parties to this Deed.

2.4	Subject to clause 2.3 above, the Purchaser may not sell, transfer, assign or otherwise dispose of the Option or any of the rights created thereunder, without the prior written consent of the Vendor.

2.5	The Option cannot be exercised by the Purchaser or a nominee of the Purchaser, unless the Tenant exercises the Prepayment Option, prior to the end of the Exercise Period.

3. Sale and Purchase of the Property

3.1	Upon the exercise of the Option by the Purchaser in accordance with clause 2 of this Deed, the Vendor shall sell and the Purchaser shall purchase the Property on the following terms and conditions:

(i)	The purchase price shall be the sum of $254,000 plus GST (if any) (“the Purchase Price”).
(ii)	Payment of the Purchase Price shall be satisfied in the following manner:

(a)   by payment of the Deposit in accordance with clause 2.2 of this Deed, and

(b) by payment of the balance of the Purchase Price at the date of settlement, being one calendar month after the date of the exercise of the Option, or such other date as agreed by both parties.

3.2	Notwithstanding clause 3.1 above, if the Tenant does not exercise the Prepayment Option prior to the end of the Exercise Period, the Purchaser agrees to purchase and the Vendor agrees to sell the Property on the following terms and conditions:

(i)	The purchase price shall be the sum of $1,304,000 plus GST (if any) (“the Adjusted Price”).
(ii)	Payment of the Adjusted Price shall be satisfied in the following manner:

(a)   By payment of the Deposit by the Purchaser to the Vendor, or to the offices of the Vendor’s solicitors at Burns McCurrach, the Citibank Centre, 23 Customs Street East, Auckland, and

(b) By payment of the balance of the Adjusted Price at the date of settlement, being one calendar month after the end of the Exercise Period, or such other date as agreed in writing by both parties.

3.3	The Vendor and Purchaser agree to execute, deliver and register any documents, including transfers of title, and to do all things as may reasonably be required by the other party to obtain the full benefit of this Deed according to its true intent.

3.4	All payments under this Deed shall be made in cleared and immediately available funds, without any set-off, counterclaim or equity and without deduction or withholding of any taxes, or other governmental charges.

3.5	The Purchaser acknowledges and agrees that it is not entitled to receive any rental income from the Lease of the Property for the duration of the Prepayment Period.

3

4. Lowest Price

The Purchase Price does not include any capitalized interest and the parties agree that the purchase price is the “lowest price” within the meaning of Section 90 of the Taxation (GST & Miscellaneous Provisions) Act 2000.

5. No Gift

This Deed is not intended to effect or include any gift from the Vendor to the Purchaser or vice versa. If the Commissioner of Inland Revenue at any time properly claims that this Deed, but for this clause, effects or includes such gift, then the Purchase Price for the Property on the exercise of the Option shall be increased or decreased to an amount that is acceptable to the Commissioner, in order that no gift is effected or included.

6. Amendment

No modification or addition to this Deed shall be effective unless it is in writing and signed by all of the parties hereto.

7. One Signature Sufficient

The execution of this deed once by or on behalf of a party shall be deemed to be execution of this deed by that party in all capacities in which that party is interested in this deed.

8. Limitation of Liability

Notwithstanding anything in this deed the liability of WAIRAU TRUSTEE LIMITED under this deed is limited to the capital, assets and income for the time being of THE JENNINGS FAMILY TRUST.

Notwithstanding anything in this deed the liability of TRUSTEE ADVISORS LIMITED under this deed is limited to the capital, assets and income for the time being of THE McELHANNAN FAMILY TRUST.

4

Schedule 1 – Description of Property

A stratum estate in freehold, being Principal Unit B and Accessory Units 21-34 on Deposited Plan 207969, all contained in Computer Unit Title Register Identifier 86746, located at 344 Rosedale Road, Auckland, and

A stratum estate in freehold, being Principal Unit C and Accessory Units 20, 35-39 on Deposited Plan 207969, all contained in Computer Unit Title Register Identifier 86747, located at 344 Rosedale Road, Auckland.

5

Signing Page

SIGNED as a deed.

SIGNED for and on behalf of MURWOOD
HOLDINGS LIMITED by:

Ian Edward Calderwood	John Newell Murdoch

SIGNED by the trustees of the JENNINGS FAMILY TRUST:

Witness	Noel Edward Jennings
Name Please Print
Occupation Please Print
Address Please Print

Witness	Rosemary Ann Jennings
Name Please Print
Occupation Please Print
Address Please Print

6

SIGNED for and on behalf of WAIRAU TRUSTEE LIMITED as Trustee of the JENNINGS FAMILY TRUST:	Ricky Allan Williams
Witness
Name Please Print
Occupation Please Print
Address Please Print

SIGNED by the trustees of the
McELHANNAN FAMILY TRUST:

Witness	Michael McElhannan
Name Please Print
Occupation Please Print
Address Please Print

Witness	Helen Joy McElhannan
Name Please Print
Occupation Please Print
Address Please Print

7

SIGNED for and on behalf of TRUSTEE ADVISORS LIMITED as Trustee of the McELHANNAN FAMILY TRUST:
Stephen Barter Howard	Jurgen Werner Herbke
SIGNED for and on behalf of CROW ELECTRONIC ENGINEERING LIMITED by:

8

EXHIBIT 8

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest
Video Domain Technologies Ltd.	Israel	34%
Freelink Ltd.	Israel	48%***
ArrowHead Alarm Products Ltd.	New Zealand	51%
Crow Australia Pty Ltd.	Australia	60%
Actech Ltd.	Israel	50%
Secucell Ltd.	Israel	99%
ScanVision Technologies Ltd.	Israel	48%***

***Represents 50% of the voting power of the subsidiary.

EXHIBIT 10.1

Consent of Kost, Forer & Gabbay, Certified Public Accountants (Israel)

•	Kost Forer & Gabbay 3 Aminadav St. Tel-Aviv 67067, Israelx	•	Phone: 972-3-6232525 Fax: 972-3-5622555

AUDITORS’ REPORT

To the Shareholders of

CROW TECHNOLOGIES 1977 LTD.

          We have audited the accompanying consolidated balance sheets of Crow Technologies 1977 Ltd. (“the Company”) and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States and in Israel, including those prescribed by the Auditors’ Regulations (Auditor’s Mode of Performance) -1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2002 and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those followed in the United States (see Note 21).

          As explained in Note 2b, the financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Tel-Aviv, Israel	KOST FORER & GABBAY
July 14, 2003	A Member of Ernst & Young Global

EXHIBIT 12.1

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the Annual Report of Crow Technologies 1977 Ltd. (the “Company”) on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Zvi Barinboim, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	the Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

BY: /S/ ZVI BARINBOIM —————————————— Zvi Barinboim Chief Executive Officer

July 15th 2003

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 12.2

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the Annual Report of Crow Technologies 1977 Ltd. (the “Company”) on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Shmuel Melman, Chief Executive Officer of Crow Electronic Engineering Ltd., certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	the Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

2.	information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Crow Electronic Engineering Ltd. BY: /S/ SHMUEL MELMAN —————————————— Shmuel Melman Chief Executive Officer

July 15th 2003

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.