Form 20-F
period 2003-12-31
CROW TECHNOLOGIES 1977 LTD
filed 2004-07-15
CIK 770320

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003
Commission file no.

CROW TECHNOLOGIES 1977 LTD.
(Formerly: BARI TRUST INVESTMENTS LTD.)
(Exact name of Registrant as specified in its charter and
translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

57 Hamelacha Street, Holon 58855, Israel
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

☐ Item 17      ☒ Item 18

        As used herein, and unless the context suggests otherwise, the terms “we”, “us” or “our” refer to Crow Technologies 1977 Ltd. and its consolidated subsidiaries; the terms “Crow Technologies 1977 Ltd.” and “Crow” refer only to Crow Technologies 1977 Ltd., and the term “Orev” refers only to Crow Electronic Engineering Ltd., the main subsidiary of Crow.

        This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “projects,” “believes,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that we will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will continue to grow, that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report at Item 3: Risk Factors.

        We have prepared our consolidated financial statements in New Israeli Shekels with a convenience translation into $US with respect to the year ended December 31, 2003 and in accordance with accounting principles generally accepted in Israel (“Israeli GAAP”), which differ in certain respects from the principles generally accepted in the United States (“U.S. GAAP”), as indicated in Note 21 to our consolidated financial statements included herein. All references herein to “dollars” or “$” are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

TABLE OF CONTENTS

Page #
PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT
AND ADVISERS

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA
B.	CAPITALIZATION AND INDEBTEDNESS
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS
D.	RISK FACTORS

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY
B.	BUSINESS OVERVIEW
C.	ORGANIZATIONAL STRUCTURE
D.	PROPERTY, PLANTS AND EQUIPMENT

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS
B.	LIQUIDITY AND CAPITAL RESOURCES
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES,ETC.
D.	TREND INFORMATION
E.	OFF-BALANCE SHEET ARRANGEMENTS
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT
B.	COMPENSATION
C.	BOARD PRACTICES
D.	EMPLOYEES
E.	SHARE OWNERSHIP

ITEM 7.	MAJOR SHAREHOLDERS
AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS
B.	RELATED PARTY TRANSACTIONS
C.	INTERESTS OF EXPERTS AND COUNSEL

i

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL
INFORMATION
B.	SIGNIFICANT CHANGES

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS
B.	PLAN OF DISTRIBUTION
C.	MARKETS
D.	SELLING SHAREHOLDERS
E.	DILUTION
F.	EXPENSES OF THE ISSUE

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION
C.	MATERIAL CONTRACTS
D.	EXCHANGE CONTROLS
E.	TAXATION
F.	DIVIDENDS AND PAYING AGENTS
G.	STATEMENT BY EXPERTS
H.	DOCUMENTS ON DISPLAY
I.	SUBSIDIARY INFORMATION

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES
ABOUT MARKET RISK

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND
DELINQUENCIES

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS

ITEM 15.	CONTROLS AND PROCEDURES

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

iteM 16B.	CODE OF ETHICS

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
COMMITTEES

ii

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
AFFILIATED PURCHASERS

PART III.

ITEM 17.	FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

iii

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        Crow Technologies 1977 Ltd. has prepared its consolidated financial statements contained in this annual report in accordance with generally accepted accounting principles in Israel (Israeli GAAP), which differ in certain respects from those which are followed in the United States.

        We have provided selected financial data both under generally accepted accounting principles in Israel and in the U.S. You should read the selected consolidated financial data presented in this Item together with Item 5 – Operating and Financial Review and Prospects and with our consolidated financial statements included elsewhere in this annual report.

        Our selected consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003 and our selected consolidated balance sheet data as of December 31, 2002 and 2003 have been derived from the Consolidated Financial Statements of Crow Technologies 1977 Ltd., included elsewhere in this report. The selected consolidated statements of operations data for each of the years ended December 31, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 are derived from other audited financial statements not included in this report. Our statement of operations for the year ended December 31, 1999 reflect and include the operations of Orev and its subsidiaries only for a period of about 6 months, since we acquired Orev in July 1999. .

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

        For your convenience, the financial data for the fiscal year ended December 31, 2003 is presented in United States dollars as well as NIS in accordance with opinions of the Institute of Certified Public Accountants in Israel.

        Selected Financial Data Under Israeli GAAP:

Consolidated Statements of Operations

	Year Ended December 31,
Adjusted NIS (December 2003) (in thousands, except per share amounts)	1999	2000	2001	2002	2003	2003 in $US

Sales	49,655	69,809	78,476	92,331	100,137	22,868
Cost of Sales	32,724	49,868	58,526	60,684	64,479	14,725

Gross Profit	16,931	19,941	19,950	31,647	35,658	8,143
Research & Development
Expenses	1,696	3,285	4,847	5,377	5,233	1,195
Selling & Marketing Expenses	3,364	5,280	7,463	6,783	8,551	1,954
General & Administrative Expenses	10,298	8,634	10,431	11,215	12,383	2,828

Amortization of Other Assets	-	-	693	924	923	211

Operating Income (Loss)	1,573	2,742	(3,484)	7,348	8,568	1,955

Financial Expenses, Net	(883)	(3,862)	(1,806)	(2,406)	(3,674)	(838)

Other Income (Expenses), Net	(5)	4,935	4,608	(662)	(1,509)	(345)

Income (Loss) Before Taxes on Income	685	3,815	(682)	4,280	3,385	772
Taxes on Income	1,576	1,126	(540)	695	225	58

	(891)	2,689	(142)	3,585	3,130	714
Equity in Losses of Affiliates	-	(1,506)	(4,765)	(1,279)	(1,498)	(342)

Minority Interest in Losses (Earnings) of
Subsidiaries	(175)	-	42	(233)	(684)	(156)

Net Income (Loss)	(1,066)	1,183	(4,865)	2,073	948	216
Basic and Diluted Net Earnings (Loss) per
NIS 1 Par Value (in Adjusted NIS)	(1.26)	1.12	(4.45)	1.90	0.87	0.20

Consolidated Balance Sheets Data

	As of December 31,
Adjusted NIS (December 2003) (in thousands, except per share amounts)	1999	2000	2001	2002	2003	2003 in US $

Cash & Cash Equivalent	11,488	3,778	2,181	2,874	5,511	1,259
Working Capital	2,786	(3,259)	5,920	16,538	8,461	1,932
Total Assets	71,199	84,506	93,847	86,985	90,686	20,709
Short Term Bank Credit & Loans	42,300	45,472	36,617	25,628	34,108	7,789
Long Term Liabilities	1,943	5,741	21,358	25,524	15,813	3,611
Shareholders Equity	14,161	19,276	19,499	21,434	22,229	5,076
No. of Shares Outstanding (NIS 0.25 par
value)	3,394,500	4,235,520	4,372,275	4,372,275	4,372,275	4,372,275
Dividend Per Share	NIS 0.53	-	-	-	-	-
	US$0.12

Selected Financial Data Under U.S. GAAP:

Consolidated Statements of Operations

	Year Ended December 31,
Adjusted NIS (December 2003) (in thousands, except per share amounts)	1999	2000	2001	2002	2003	2003 in US $

Sales	64,779	69,809	78,476	92,331	100,137	22,868
Cost of Sales	42,146	49,868	58,526	60,684	64,479	14,725

Gross Profit	22,633	19,941	19,950	31,647	35,658	8,143
Research & Development
Expenses	2,064	3,285	4,847	5,377	5,233	1,195
Selling & Marketing Expenses	4,421	5,280	7,463	6,783	8,551	1,954
General & Administrative Expenses	10,838	8,634	10,431	11,215	12,383	2,828

Amortization of Other Assets	-	-	693	924	923	211

Operating Income (Loss)	5,310	2,742	(3,484)	7,348	8,568	1,955
Financial Income (Expense), Net	402	(3,862)	(1,806)	(2,406)	(3,674)	(838)
Other Income (Expenses), Net	26	4,935	428	(662)	(1,509)	(345)

Net Income Before Taxes on Income	5,738	3,815	(4,862)	4,280	3,385	772

Taxes on Income	2,335	1,126	(540)	695	6,955	1,588

Net Income (Loss) After Tax	3,403	2,689	(4,322)	3,585	(3,570)	(816)
Equity in Losses of Affiliates, Net of
Taxes	-	(1,506)	(3,931)	-	-	-

Minority Interest in Losses
(Earnings) of Subsidiaries	(388)	-	42	(233)	(684)	(156)

Net Income (Loss)	3,015	1,183	(8,211)	3,352	(4,254)	(972)

Basic and Diluted Net Earnings (Loss)
per 1 Share NIS 0.25 Par Value (in
Adjusted NIS)	0.89	(0.28)	(1.89)	0.77	(0.97)	(0.22)
Weighted Average number of Shares
during the year	3,394,500	4,215,438	4,336,365	4,372,275	4,372,275	4,372,275

Consolidated Balance Sheets Data

	As of December 31,
Adjusted NIS (December 2003) (in thousands, except per share amounts)	1999	2000	2001	2002	2003	2003 in US $

Cash & Cash Equivalent	11,488	3,778	2,181	2,874	5,511	1,259
Working Capital	2,786	(3,259)	5,920	16,538	8,461	1,932
Total Assets	71,199	84,506	90,261	84,643	89,985	20,549
Short Term Bank Credit & Loans	42,300	45,472	36,617	25,628	34,108	7,789
Long Term Liabilities	1,943	5,741	21,358	25,524	22,513	5,141
Shareholders Equity	14,161	19,276	15,912	19,100	14,828	3,386
No. of Shares Outstanding (NIS 0.25
par value)	3,394,500	4,235,520	4,372,275	4,372,275	4,372,275	4,372,275
Dividend Per Share	NIS .054	-	-	-	-	-
	U.S.$0.12

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

        If we do not develop new and enhanced products which are acceptable to our customers, we will go outof business.

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

        If we are not able to successfully compete in the extremely competitive markets for security andalarm products, we will not be profitable.

        We may not be able to compete profitably with other security products and services companies on a long-term basis. We experience substantial competition in our business from regional, national and international firms. We have numerous competitors, which include large international firms. Many of our competitors have substantially greater capital resources, research and development personnel, facilities, marketing and distribution networks, name recognition and more extensive customer bases than we do. We may not be able to successfully differentiate our products from those of our competitors or assure that the marketplace will consider our products superior to those of our competitors. In addition, our competitors may develop products that render our products obsolete or less competitive. Furthermore, local and international standardization requirements constitute a prerequisite for any successful market penetration and we may not obtain all the necessary approvals. We may not be able to compete profitably with such other companies on a long-term basis.

        We rely substantially on our suppliers, and our business operations could be negatively affected ifthey are unable to supply us in a timely fashion.

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

         We currently do not have agreements in writing with most of our customers and suppliers.

        Our contractual relationships with most of our suppliers and customers are not structured in written agreements and consequently reliance is placed on the course of our dealings with most of our suppliers and customers based on outline terms and conditions. The lack of formal written agreements may give rise to the risk of potential disputes as to the precise terms and conditions governing such agreements.

        The market for our product is characterized by frequent new product introduction, changing marketdemands and technological innovations. These factors expose us to risks in sales fluctuations, pricemargins, and market share changes.

        The market for our products is characterized by frequent new product introductions, changing market demands and technological innovations. We must continually monitor industry trends and develop new technologies and features to incorporate into our products. Each new product cycle presents our current or prospective competitors opportunities to gain market share. Life cycles of individual products are typically characterized by steep declines in unit sales, pricing and margins toward the end of a product’s life, the precise timing of which may be difficult to predict. As new products are planned and introduced, we attempt to monitor closely the inventory of older products and to phase out their manufacturing in an orderly manner. Nevertheless, we could experience unexpected reductions in sales volume and prices of older generation products as customers anticipate new products. These reductions could give rise to charges for obsolete or excess inventory. To the extent that we are unsuccessful in managing product transitions, we will fail to be competitive in the security and alarm industries and our customers may purchase products from our competitors causing a decrease in our sales and a reduction of our working capital and our net income from operations.

         Our concentration on one field of business can increase our vulnerability in a number of areas.

        Our concentration on one field of business – security systems – increases our vulnerability to changes in design, procurement practices of original equipment manufacturers, product substitution, consumer preferences, insurance underwriting practices and the historical cyclicality of the market. As a result, a significant change in any of the foregoing factors could have a material adverse effect on our business and financial condition, including working capital and results of operations.

        If the management and key personnel, upon whose services we depend, depart, our efficiency andprofitability and growth may be harmed; we do not maintain key man life insurance policies on any of ourofficers or directors.

        We are substantially dependent upon the continued services of our key management personnel, particularly Mr. Shmuel Melman, who serves as the Chief Executive Officer of both Crow and Orev. In addition, we are substantially dependent upon the continued services of the CEO and the key personnel of ArrowHead Alarm Products Ltd., one of our subsidiaries, which provides us with support services in connection with our control panels’ line of products. The loss of Mr. Melman’s services, the services of the key personnel of ArrowHead or the services of other key management personnel, could reduce the efficiency and profitability of our business.

        We do not maintain key man life insurance policies on any of our officers or directors, including Mr. Melman.

        In the agreement for the acquisition of Orev from 1999, Mr. Melman has agreed to continue his employment with Orev for a period of additional five years from the date of the agreement (May 26, 1999); and under the same terms to which he was entitled in December 1998. This arrangement was approved by our shareholders, and Mr. Melman has been employed as Orev’s CEO under the terms of his employment agreement with Orev which was effective on December 1998. As of May 26, 2004, this arrangement has expired. Nevertheless, Mr. Melman continues to serve us and we are currently negotiating a new employment agreement to be entered into between him and Crow. Such agreement shall require the approval of our audit committee, board of directors and general meeting of shareholders. Under the terms of his employment, Mr. Melman may not compete with us during the term of his employment and for a period of 24 months thereafter.

        In August and November of 2003, Silverboim Holdings Ltd. completed the sale of its entire Crow holdings (see “Recent Development – The Sale of Silverboim’s Holdings” in Item 4.A). Prior to this sale, Silverboim had been our controlling shareholder and, pursuant to an arrangement in effect until May 2004, had provided management services to Crow. As described above, Mr. Melman currently serves as the CEO of Crow. We do not believe that this change of management and control has or shall have a material adverse effect on our business or results of operations.

        If we are not able to retain or attract key personnel, we will not be able to increase the growth ofour business or develop new products.

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

        Three of our customers accounted for approximately 22% of our gross revenues during 2003. If we were to lose any of these customers, our gross revenues would decline substantially and our business would be hurt materially. In addition, most of the arrangements with our customers, including with the three major customers referred to above, do not provide for a minimum term or for an obligation to purchase a minimum quantity of our products.

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

        We rely upon a combination of patent, copyright and trademark laws, together with non-disclosure agreements and technical measures to establish and protect proprietary rights in our products. These efforts may not provide meaningful protection for our technology due to a variety of factors including: some foreign countries may not protect our proprietary rights as fully as do the laws of the United States and Israel; if a competitor were to infringe on our proprietary rights, enforcing our rights may be time consuming, costly, and may divert our resources as well as our management’s attention; most of our non-disclosure agreements set a maximum period of compliance (usually of up to five years), after which the other party may disclose or use the information; we are not always able to enter into non-disclosure agreements; measures like entering into non-disclosure agreements afford only limited protection; unauthorized parties may attempt to copy certain aspects of our products and develop similar products or obtain and use information that we regard as proprietary; and competitors may be able to independently develop products that are substantially equivalent or superior to our products, or otherwise evade our intellectual property rights.

        In addition, it is possible that one or more third parties will assert infringement claims against us. The cost of responding to infringement claims could be significant, regardless of whether or not the claims are substantiated.

        Most of our trade receivables are not secured and if a substantial amount of such trade receivablesis not paid to us it will have an adverse affect on our results of operations

        Most of our trade receivables are not secured. If a substantial amount of such trade receivables is not paid to us, we may not be able to enforce compliance and it will have an adverse affect on our results of operations. We are not insured against this risk; however, we are currently negotiating for the acquisition of an insurance policy which would cover the risks resulting from the non-payment of unsecured debt.

        The loans we provide to our related corporations are not secured and if not paid, we could suffer amaterial loss.

        The unsecured loans that we provide to our related corporations amount to approximately NIS 7.2 million; and if not paid, we could suffer a material loss.

         We are exposed to risks relating to international sales and purchases which may reduce our profitability.

        Approximately eighty-nine percent (89%) of our product sales are exports, or sales outside of Israel, primarily to Europe, the United States and Australia. Exports have accounted for all of our recent growth.

        These international sales and our purchases from foreign suppliers are exposed to the risks inherent in international business activities, including the following: fluctuation in currency exchange rates or restrictions on conversion of foreign currencies; unexpected changes in regulatory requirements, tariffs and other trade barriers; difficulties in staffing and managing foreign operations; political instability; reduced protection for intellectual property rights in some countries; burdens of complying with a wide variety of foreign laws and regulations; and potentially adverse tax consequences. Moreover, two of our consolidated subsidiaries (ArrowHead and Crow Australia) operate abroad and are subject to the legal, economic, social and political conditions of New Zealand and Australia, respectively.

        Our international business activities may also be affected by acts of terrorism and the resulting responses thereto (such as the closure of borders), including in countries where our products are distributed. This risk may not be covered by insurance.

        In addition, our products are required to obtain the necessary regulatory approvals of governmental agencies in some of these international markets. The regulatory requirements in each country are different and may change from time to time. The approvals that have been obtained may not remain sufficient. In addition, we may not obtain licenses and approvals on a timely basis in all jurisdictions in which we desire to sell our products, and restrictions on the use of these products may affect our ability to sell our products in these markets and to successfully compete with our competitors. In addition, we may experience material difficulties in collecting future accounts receivable resulting from international sales.

        If we are unable to manage future and current growth and acquisitions, our business will benegatively impacted.

        Our growth strategy contemplates the expansion of our distribution network and the acquisitions of related products and businesses. The expansion of our business and the sale of our products into new markets according to our business plan will be dependent, in part, upon our ability to engage capable and efficient distributors; and to identify, finance and acquire suitable businesses on favorable terms and then to integrate and manage the acquired businesses quickly and successfully. Expansion through extensive engagements with distributors involves special risks due to the fact that we may not have complete control over the distributor’s marketing policy. This could adversely affect our reputation and volume of sales. Acquisitions involve special risks, including risks associated with unanticipated liabilities, diversion of management’s attention, possible reduction of earnings resulting from diverted management attention, possible reduction of earnings resulting from increased goodwill amortization, potential increased interest costs, dependence on retention, hiring and training of key personnel and difficulties relating to the integration of the acquired businesses. We may not be able to identify, finance or acquire acceptable acquisition candidates on terms that are favorable to us and in a timely manner to the extent necessary to fulfill this growth strategy.

        With respect to the integration of acquired businesses outside of Israel, we have encountered special difficulties and risks relating to our limited ability to oversee the operations of the foreign subsidiaries’ executives. Currently, these subsidiaries are managed by the minority shareholders who reside in their principal place of business. The distance and lack of immediate executive authority on our behalf could result in substandard management and business procedures and could therefore have an adverse affect on our internal controls and results of operations. See “Capital Expenditures and Divestitures – Other Capital Expenditures” and “Recent Developments – Other Recent Developments” in Item 4.A.

        We currently hold, through Orev, interests in a number of developing corporations in their early stages. In addition, we are currently involved in certain projects which require monetary investment and are at their initial stages. The volatility of the financial condition and results of operations characteristic of developing corporations, and our investments in new projects which profitability and success are uncertain, could adversely affect our business results. For example, during 2003, there has been a decrease in the revenues and profitability of Freelink Ltd. (one of our consolidated subsidiaries) and Video Domain Technologies Ltd. (in which we hold 34% of the share capital) (see Item 4.C – Organizational Structure). These decreases have adversely affected our results of operations (See “Operating Results – Results of Operations” in Item 5.A)).

        In order to manage any future growth, we will have to expand our operational and financial control systems, as well as significantly increase our research and development, marketing, distribution and support capabilities. Such activities may place a significant strain on our resources. Our ability to achieve and manage our growth will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition and the ability to maintain sufficient profit margins. Continued growth could also place additional demands on administrative, operational and financial resources. We may not be able to continue to achieve or manage growth effectively, and it is possible that future acquisitions and development projects will adversely affect our business, operating results and financial condition.

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

        Although we have product liability insurance, our existing policy may not be adequate to protect us against potential claims. Accordingly, a successful claim against us could force us to pay out significant sums of money to satisfy such claims and could cause us to recall certain products or components and could result in our customers reducing or canceling existing orders, which would substantially reduce our revenues. In addition, our reputation may be harmed by product liability claims regardless of the merit or eventual outcome of the claim.

         Our major shareholders have substantial control over most matters submitted to a vote of our shareholders.

        As of July 13, 2004, Mr. Shmuel Melman holds approximately 31.9% of our shares, Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak) holds approximately 24.4% of our shares, and Sender Holdings Inc. and Mr. Silver (the controlling person of Sender) collectively hold approximately 14.1% of our shares. Mr. Asher Barak (who acts as Mr. Eilenberg’s trustee) is the sole director of Sender Holdings Inc. In addition, Mr. Melman, Mr. Eilenberg (through his trustee Mr. Barak),Sender and Mr. Silver have entered into a shareholders’ agreement pursuant to which, among other things, they will vote in concert for the appointment of at least 4 directors to our board of directors (should Melman, Eilenberg and Sender all agree on the identity of a fifth director, they shall also vote their shares for his/her appointment). Our articles of association provide that our board of directors shall be composed of 8 directors, of which at least 2 shall be independent directors. Currently, our board of directors is composed of 7 directors, of which 2 directors are independent. The above mentioned shareholders have the power to control the outcome of most matters submitted to a vote of the shareholders, as well as to prevent corporate transactions such as mergers, consolidations or a sale of substantially all of our assets, which might be viewed as favorable by other shareholders. The ability of our other shareholders to affect our activities could be limited. See Item 7.A – Major Shareholders, for information concerning the holdings and voting rights of our major shareholders; and Item 10.B – Memorandum and Articles of Association, for additional information regarding the election of directors.

         The nature of the trading market for our ordinary shares may lead to lack of liquidity.

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

        Historically, the market price of our ordinary shares has been extremely volatile and subject to wide fluctuations which have negatively affected their market value. Should this high volatility in price and volume fluctuation continue, it is possible that our ordinary shares will be traded below their fair market value. This may result in difficulties in raising additional capital which we anticipate that we may need in order to operate and grow our business according to our business plan.

        The following factors may have a significant impact on the future market price of our ordinary shares: the nature of the trading market for our shares; periodic fluctuations in financial results; failure to meet the expectations of investors or security analysts; announcement of technological innovations or new products by us and/or our competitors; developments or disputes concerning patents or proprietary rights; publicity regarding actual or potential results relating to products under development by us or our competitors; regulatory developments in the United States and other foreign countries; delays in our development schedules; and economic and other external factors.

         We do not anticipate paying dividends.

        Although we have paid cash dividends in the past, we have not established a dividend policy and do not presently anticipate paying any cash dividends in the future. Our board of directors will determine whether or not to declare cash dividends in the future in light of conditions then existing, including our earnings and financial condition, and subject to the provisions of the Companies Law of 1999. Presently, and as long as any amounts remain outstanding under our loans from Bank Hapoalim, Crow may not distribute any dividends to its shareholders.

         Currency fluctuations and the rate of inflation may affect our results of operation.

        A majority of our sales are made or denominated in United States dollars. A major portion of our costs of sale expenditures are in foreign currency or linked to foreign currency, primarily U.S. dollars. Currency fluctuations affect our results of operations.

        We believe that the rate of inflation in Israel has not had a material adverse effect on our business to date. However, an increase in the rate of inflation in Israel could increase our expenses in Israel. Likewise, our operations could be adversely affected if we are unable to guard against currency fluctuations in the future. We have not engaged in currency hedging transactions in the past. It is possible that we may not enter into such transactions or that such measures, even if entered into, will not adequately protect us from material adverse effects due to the impact of inflation in Israel. For further discussion of the impact of currency fluctuations and inflation, see Item 5 – Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets; and Item 11 – Quantitative and Qualitative Disclosure About Market Risk. There can be no assurance that we will not incur losses from currency fluctuations.

        If Bank Hapoalim were to demand immediate repayment of the amounts we owe it, we would not havesufficient cash on hand to repay them, which could materially impair our ability to continue operations.

        We financed the purchase of substantially all of the assets, liabilities and business of Orev with a loan from Bank Hapoalim in the principal amount of approximately NIS 54 million. In addition, Bank Hapoalim has been providing us with a credit line. Since 1999, we have been repaying the initial loan and the utilized credit balances. As of July 13, 2004, Crow owes Bank Hapoalim an aggregate amount of approximately NIS 29.6 million. This amount is composed of loans in NIS (approximately NIS 19.6 million) and loans in foreign currency. The foreign currency loans total, as of July 13, 2004, approximately $1.2 million and Japanese yen 108.3 million (equivalent in the aggregate to approximately $1 million). These foreign currency loans are payable in fixed payments through 2006 and accrue annual interest at variable rates between 1.87% and 2.25% above the London Inter-Bank Offering Rate. The NIS loans are payable upon demand and accrue interest at the prime rate as determined by Bank Hapoalim plus 0.5%. Fluctuations in the prime rate and LIBOR could result in a material increase in interest expenses incurred in connection with these loans.

        Our obligations to Bank Hapoalim are secured by a fixed lien on our shares of Orev, floating liens on Crow’s and Orev’s assets and mutual guarantees of Crow and Orev for the obligation of the other toward Bank Hapoalim (without limitation of amount). Pursuant to the terms of these liens and other related documents, we are required by Bank Hapoalim to comply with a number of covenants so long as any amount is outstanding. For example, we undertook to continue to hold 100% of the shares of Orev; not to invest more than $1 million in one year without the consent of the bank; and to avoid certain changes in our financial condition. Additional covenants prohibit, among other things, grant of guarantees to any third party or the grant of new liens on our property; advancement of loans to our shareholders; and restructuring or change of control without the prior consent of the bank. We have not complied with all of these covenants on a consistent basis, and although Bank Hapoalim has not acted upon any breach, it may still do so. Bank Hapoalim may demand immediate repayment upon the occurrence of certain events, including: a default with respect to our repayment obligations or with respect to the other covenants under the liens or related documents; cessation of our commercial activities; an event which, in the discretion of the bank, could hamper our financial ability; and an adverse change in the value of the lien. With respect to the floating liens, a default by either company (Orev or Crow) could result in the demand for immediate repayment of the amount owed by the non-defaulting company as well. In addition, Bank Hapoalim may assign its rights under the floating liens to a third person without our consent. If Bank Hapoalim were to demand immediate repayment, we would not have sufficient cash on hand to comply with this demand. If we were unable to repay the loan on demand, Bank Hapoalim would be entitled to sell our assets in order to recover any balance still owed to it by us. See “Recent Developments – New Encumbrances” in Item 4.A and Item 5.B -Capital Resources.

        If we are unable to successfully contest the tax assessments of the Israeli Tax Authorities for theyears 1998 and 1999, our financial condition will be adversely affected and it could materially impair ourability to continue operations.

        The Israeli Tax Authorities have assessed a tax liability for the year 1999 of approximately NIS 40 million with respect to Crow, and a tax liability of approximately NIS 1.8 million for the year 1998 with respect to Orev. We have already filed objections to these assessments, as we believe them to be erroneous. However, if we are unsuccessful in contesting them, our cash flow and liquidity will be adversely affected and it could materially impair our ability to continue operations. For further discussions of these tax assessments please see also Item 4.A under the caption “Recent Developments – Other Recent Developments”, Item 8.A under the caption “Consolidated Statements and Other Financial Information” and Item 10.E under the caption “Taxation and Government Programs”.

        It should be noted that Mr. Melman, our CEO and one of our controlling persons, has also received a tax assessment, and has filed an objection thereto, in connection with the sale of his shares in Orev and the subsequent purchase of our shares, reflecting an increased tax liability of approximately NIS 17 million. We rely on Mr. Melman’s services to us and a substantial liability imposed on him could result in an adverse affect on our business.

        Our current tax benefits are conditional upon the fulfillment of certain conditions, andnon-compliance with such conditions could result in the loss of such benefits and/or a requirement to refundthe benefits already received

        Our current tax benefits under the Law for the Encouragement of Capital Investments, 1959, are condition upon the fulfillment of certain conditions. Under one of these conditions, we were required to request the prior approval of the appropriate authority for the changes in our ownership that occurred during 2003. Non-compliance with the conditions prescribed could result in the loss of the tax benefits and/or a requirement to refund the benefits already received. We have not yet requested the approval of the appropriate authority. However, our advisors informed us that such approvals are usually granted within a short period of time; and that the risk of losing our benefits or of being required to refund benefits as a result of the non-compliance with this condition are extremely low. See Item 10.E – Taxation and Government Programs.

        The new Israeli Companies Law of 1999 imposes substantial duties on shareholders and may causeuncertainties regarding corporate governance.

        The new Israeli Companies Law, which became effective on February 1, 2000, has brought about significant changes to Israeli corporate law. The new statute has not been fully interpreted by the courts in Israel, thus causing some uncertainty regarding shareholder duties and liabilities. The new Israeli Companies Law could potentially inhibit takeover attempts or other transactions which might be beneficial to shareholders. On March 11, 2004 our shareholders adopted new articles of association, designed to match the provisions of the new Israeli Companies Law. For a further discussion of the new articles see Item 4.A under the caption “Recent Developments – Other Recent Developments”; Item 10.B – Memorandum and Articles of Association; and Item 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds.

        Political, economic and military conditions in Israel may adversely affect our ability to develop,manufacture and market our products.

        We are incorporated under the laws of the State of Israel and our principal facilities are located in Israel. Accordingly, we are directly affected by economic, political and military conditions in Israel. Therefore, restrictive laws, policies or practices directed towards Israel or Israeli businesses and the unstable political and military conditions in Israel could adversely affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since October 2000, as a result of on-going violent outbreaks between Israeli and Palestinian forces, there has been increased political and economic instability in Israel, which has continued with varying levels of severity throughout 2004, and negotiations between Israel and Palestinian representatives have effectively ceased. The political and security situation in Israel may result in claims by certain parties with whom we have business relations that they are not obligated to perform their commitments under those arrangements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, the majority of our facilities are located in Israel, which is currently experiencing terrorist activity and military action. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we may experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities or to our suppliers’ facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Continued armed conflict and instability in the region may have an adverse affect on our business conditions, including our ability to develop and market products.

        If a substantial amount of our officers, directors, or our key employees were called for militaryduty, our management resources, and as a result, our operations, could be compromised.

        If a substantial amount of our officers, directors and key employees were called for military duty, our management resources, and as a result, our operations, could be compromised. All non-exempt male adult citizens of Israel are obligated to perform military reserve duty and may be called for active duty under emergency circumstances. At various times over the last three years, there have been call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Although these call-ups have not adversely affected our operations in the recent past, and most of our current directors and senior management are exempt from military service, there is no assurance that future call-ups will not adversely affect our operations.

         Corporate governance scandals and new legislation could increase the cost of our operations.

        As a result of recent corporate governance scandals in the United States and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general are expected to increase in the near future. New legislation, such as the Sarbanes-Oxley Act of 2002, will have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the fees for our professional advisors and our insurance premiums.

         It may be difficult to enforce a U.S. judgment against us, our officers, directors and named Israeli experts.

        Our officers and directors reside outside of the United States. Therefore, even if our shareholders were to obtain a judgment against us or any of those persons in the United States, this judgment could be difficult to enforce, both legally and financially. Our shareholders may not be able to enforce civil actions under Untied States securities laws if they file a lawsuit in Israel.

ITEM 4.    INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

        We are engaged in the area of security alarm systems. We design, develop, manufacture, sell and distribute a broad range of sophisticated security detection and alarm systems consisting of a wide range of wired and wireless control panels, several lines of indoor and outdoor sensors, access controls and communication systems for use in commercial and industrial facilities, residential homes and open areas. In addition to our security detection and alarm systems, we also design and produce microwave barriers and perimeter protection systems for civil and military applications.

        Crow Technologies 1977 Ltd. (Crow) is primarily an Israeli holding company, and our principal business activities are conducted through Crow’s Israeli subsidiary, Crow Electronic Engineering Ltd. (Orev), which was acquired in July 1999. Until recently, Crow did not have a core business that was independent of its and Orev’s subsidiaries nor did it manufacture or sell any products or services directly. Currently, Crow is considering a direct investment in other security and non-security related projects and is involved in the initial stages of an interactive mobile phone project which is not related to our core business of security alarm systems (see the last two paragraphs under the caption “Other Recent Developments” below).

        Our principal business activities are conducted through Orev, which directly holds shares in, and directs the business operations of, its subsidiaries mentioned throughout this annual report.

        We sell our security alarm products throughout the world directly and through our distributors and security system integrators. In Israel we directly market and sell our products and our customers in Israel include central station monitoring providers and security systems integrators and installers. Our foreign customers outside of Israel consist primarily of independent distributors with whom we have distribution arrangements on both an exclusive and non-exclusive basis with respect to approximately fifty (50) countries throughout the world.

        Our ordinary shares are quoted on the OTC Bulletin Board under the symbol “CRWTF”. There is no non-United States trading market for our ordinary shares. The address and telephone number of our principal executive office is:

57 Hamelacha Street
Holon 58855, Israel
972-3-5569937

        Orev, our main subsidiary, was incorporated in 1982, and since its inception, has been engaged in the development, manufacturing, and sale of security and alarm products.

        Crow was incorporated in 1977. Prior to Crow’s acquisition of Orev (in 1999), Crow was known as Bari Trust Investments Ltd. (from 1998 until 2000) and previously as S.P.I. Suspension and Parts Industries Ltd. (S.P.I.). Under the name S.P.I., Crow was engaged in the design, development, manufacture and distribution of components for suspension systems of a wide variety of military armored vehicles. In May 1997, all suspension system operations were sold to Soltam Ltd., an Israeli corporation. From May 1997 to July of 1998, Crow was engaged primarily in the reorganization of its holdings, and it was actively seeking suitable acquisitions. In August of 1998, Crow sold all its buildings and real estate to Aurdan – its parent company at that time, and Aurdan sold all its holdings in Crow to Silverboim Holdings Ltd. (Silverboim). In December 1998, Crow changed its name from S.P.I. Suspension and Parts Industries Ltd. to Bari Trust Investments Ltd. In July 1999, Crow acquired Orev and thereby entered the business of manufacturing and distributing alarm systems. In 2000, Crow changed its name from Bari Trust Investments Ltd. to Crow Technologies 1977 Ltd.

        Since acquiring our shares from Aurdan in August 1998, Silverboim has been our principal controlling shareholder. In August and November 2003, Silverboim sold its entire Crow holdings to Mr. Shmuel Melman (our current CEO), Sender Holdings Inc. and Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak). Each purchaser purchased a portion of Silverboim’s holdings under a separate agreement with Silverboim. In March 2004, Gmul Investment Company Ltd., which held approximately 20% of our shares, sold its entire Crow holdings to Mr. Shmuel Melman, Sender Holdings Inc., Mr. Abram Silver (the controlling shareholder of Sender) and certain other individuals. Each purchaser purchased a portion of Gmul’s holdings. As a result of these transactions, further described below under the caption “Recent Developments”, the control of our company has changed and is now held by Mr. Shmuel Melman, Sender Holdings Inc. and Mr. Abram Silver (the controlling person of Sender), and Mr. Jacob Eilenberg (through a trustee. Mr. Asher Barak). Mr. Melman, Sender Holdings Inc., Mr. Silver and Mr. Eilenberg (through a trustee, Mr. Asher Barak) are also parties to a shareholders’ agreement that regulates their relations and rights as our shareholders (for a detailed description thereof, please see “Recent Developments – Shareholders’ Agreement” below).

Capital Expenditures and Divestitures

         The Acquisition of Orev

        In July 1999, we acquired all of the issued and outstanding ordinary shares of Orev through a public tender offer. Prior to this acquisition, the ordinary shares of Orev were publicly traded on the Tel Aviv Stock Exchange.

        The terms of the tender offer and the understandings regarding the future management of Orev after the completion of the tender offer, were set forth in an agreement, entered into in May 1999, among Crow, our then controlling shareholder (Silverboim), our then CEO and director (Zvi Barinboim) and the then two controlling shareholders of Orev (Messrs. Melman and Hammer who collectively held approximately 84% of Orev’s share capital). Among other things, Messrs. Melman and Hammer undertook to sell their shares in the tender offering. Consequently, we purchased all the outstanding shares of Orev for a total amount of approximately NIS 74 million. Orev was de-listed from the Tel-Aviv stock exchange promptly after the completion of the tender offer.

        Among other things, the tender offer agreement provided that Messrs. Melman and Hammer shall continue to serve as Orev’s co-general managers for a period of five and three years, respectively. In addition, Mr. Zvi Barinboim undertook to provide us with management services for a period of five (5) years.

        The tender offer agreement also provided that Silverboim shall have a put option to require Messrs. Melman and Hammer to purchase 47% of our ordinary shares from Silverboim at a purchase price of approximately NIS 26 million. This option was later exercised by Silverboim, and Messrs. Melman and Hammer became the holders of a 47% of our ordinary shares. Following the exercise of the put option and as per the provisions of the tender offer agreement, Silverboim, Mr. Melman and Mr. Hammer entered into a shareholders’ agreement to regulate their relations and rights as our shareholders. Mr. Hammer sold his shares of Crow and resigned as Orev’s officer and director in January 2000 (for further details of this sale please see “History of Substantial Holdings” below). At that time, Mr. Hammer also assigned his rights under the shareholders’ agreement to Mr. Melman. This shareholders’ agreement was terminated in January 2001, when Mr. Melman sold his shares of Crow to Silverboim (for a description of this sale please see “History of Substantial Holdings” below).

        We borrowed from Bank Hapoalim an amount of NIS 54 million in order to finance the purchase of Orev’s share capital. In order to secure the repayment of the loan, we granted Bank Hapoalim, in June and September of 1999, liens on our entire holdings in Orev. For a description of the current status of our obligations toward Bank Hapoalim, see Item 5.B – Liquidity and Capital Resources; and for a description of the current status of our encumbrances for the benefit of Bank Hapoalim, see “Recent Developments – New Encumbrances” below.

        The acquisition was structured as a tax-free sale by the Orev shareholders. However, in December 2003, the Israeli Tax Authorities have assessed, on a “best judgment” basis, that we have a tax liability of approximately NIS 40 million in connection with the acquisition of Orev. We have already filed an objection to this assessment with the tax authorities, as we believe it to be erroneous. Please see also the descriptions in Item 3.D. – Risk Factors; below under the caption “Recent Developments – other Recent Developments; and in Item 10.E. – Taxation and Government Programs. Mr. Melman has also received a tax assessment (and has filed an objection thereto) in connection with the sale of his shares in Orev and the subsequent purchase of our shares, reflecting an increased tax liability of approximately NIS 17 million.

         Other Capital Expenditures

        In the first quarter of 2001, Orev entered into an agreement to purchase 80% of the special voting stock and 51% of the common stock of Crow Electronic Engineering Inc., our independent distributor in the United States, Canada and Mexico. The consummation of this agreement is subject to certain closing conditions, which were never met, one of which was that debts owed to Orev shall be repaid. Therefore, this agreement has not become effective and we do not have ownership interests in Crow Electronic Engineering Inc. In addition, Crow Electronic Engineering Inc.‘s exclusive distribution rights with respect to our products in North America and Mexico expired in December 2003. Presently, Crow Electronic Engineering Inc. continues to serve as our independent distributor and we are currently negotiating a finder’s agreement with them, pursuant to which they shall attempt to procure OEM partners for us in the U.S. It is possible that we shall enter into a new distribution agreement with Crow Electronic Engineering Inc. or that we shall appoint a new distributor for North America and Mexico. We recorded a provision for doubtful debts with respect to a portion of Crow Electronic Engineering Inc.‘s debt to us. Mr. Yosef Harel, who is the minority shareholder of Crow Australia (one of our subsidiaries), holds a controlling interest in Crow Electronic Engineering Inc. Please see “Related Party Transactions” in Item 7.B below.

        In January 2001, Orev purchased 51% of the share capital of ArrowHead Alarm Products Ltd. from ArrowHead’s shareholders. ArrowHead develops, manufactures, and markets security alarm products in New Zealand, including those manufactured by us, and certain control panel products. The memorandum of understanding pursuant to which Orev purchased ArrowHead’s shares provided for a consideration of $787.5 thousand, of which $416 thousand were paid by Orev in cash and $371.5 thousand were paid by Crow, through the issuance of 25,000 ordinary shares to the sellers. The memorandum of understanding further provided, among other things, that sales of Arrowhead’s shares by any shareholder shall be subject to a right of first refusal of the other shareholders; the shareholders may not sell their shares to a competitor of Orev; the board of directors of ArrowHead shall be composed of five directors, three of whom shall be appointed by Orev; Orev shall provide monthly loans to ArrowHead in the amount of $6 thousand for a period of one year, which loans shall bear interest at the rate of the LIBOR; the selling shareholders shall indemnify Orev with respect to events which occurred prior to the purchase of the 51% of ArrowHead share capital; and all shareholders shall provide any required financing and/or guaranties for ArrowHead as per their share if its share capital. The monthly loans provided for in the memorandum of understanding were not advanced in that manner. Instead, in 2003, Orev provided ArrowHead with a two-year loan in the amount of approximately $65 thousand bearing an annual accruing interest equal to LIBOR. Crow’s shares which were issued to the selling shareholders were initially placed in trust in order to secure certain obligations of the selling shareholders. The remaining portion of the shares should be released from the trust in June 2005. Implementation of certain provisions of this memorandum of understanding relating to corporate governance (such as the desired appointment of directors) requires various legal counseling and procedures in New Zealand, and we are currently in the process of obtaining such legal advice. In 2003, Orev and the other shareholders of ArrowHead purchased a building in New Zealand. For a description of this transaction, see Item 7.B – Related Party Transactions.

        In April 2001, Orev purchased 60% of Crow Australia Pty Ltd., a distributor of our security alarm products located in Australia. The memorandum of understanding pursuant to which Orev purchased Crow Australia’s shares provided for a consideration of $545 thousand, of which $280 thousand were paid through the issuance of 26,900 of Crow’s ordinary shares to the selling shareholders of Crow Australia. The memorandum of understanding further provided, among other things, that sales of Crow Australia’s shares by its shareholders shall be subject to a certain mechanism which regulates the parties’ different rights of first refusal; Orev shall have three votes out of five possible votes in Crow Australia’s board of directors; Orev shall provide Crow Australia with a loan of $100 thousand, bearing interest at the rate of LIBOR; all shareholders are responsible to provide Crow Australia additional funding if necessary, in accordance with each shareholder’s share of the company, and if a shareholder fails to do so, its holdings shall be diluted; and the selling shareholders shall indemnify Orev with respect to events which occurred prior to the purchase of the 60% of Crow Australia’s share capital. As of the date of this report, Orev has converted debts into shareholders’ loans of $430 thousand (which include the $100 thousand initially committed), and the other shareholders have converted debts into shareholders’ loans of $220 thousand. Crow’s shares which were issued to the selling shareholders were initially placed in trust in order to secure certain obligations of the selling shareholders. The remaining portion of the shares should be released from the trust in April 2006. Implementation of certain provisions of this memorandum of understanding relating to corporate governance (such as the desired appointment of directors) requires various legal counseling and procedures in Australia, and we are currently in the process of obtaining such legal advice. See also “Recent Developments – Other Recent Developments” below.

        In June 2001, Orev entered into an agreement with Camden Trading Ltd. Inc. for the establishment of a new Israeli company, Actech Access Technologies Ltd., which would develop, manufacture and market electronic access control systems. Orev holds 50% of the outstanding share capital of Actech. Under the agreement, Orev committed to provide Actech with an initial loan in the amount of $65 thousand, and with further loans in an aggregate amount of up to $90 thousand in the event that further financing shall be required for development purposes. As of the date of this report, Orev has provided Actech with loans in the aggregate amount of approximately $183 thousand (which is more than the amount which Orev committed to provide under the agreement). These loans are linked to the U.S. dollar and bear interest at an annual rate of LIBOR plus 2%. Furthermore, Orev has committed to provide manufacturing and design services for Actech, at cost plus ten percent. As part of this agreement, Orev purchased from Camden Trading Ltd. Inc. know-how in the field of access control systems in consideration for $65 thousand.

        In 1997, Orev established Video Domain Technologies Ltd, a private company that was incorporated in Israel. In July 2001, a third party invested $3 million in Video Domain Technologies Ltd. in consideration for 4,204 newly issued preferred shares of Video Domain. At that time, we held approximately 40.5% of Video Domain’s share capital. In addition, during previous years, we have loaned certain amounts to Video Domain and guaranteed its obligations to Bank Hapoalim in an amount of up to $1.1 million. As part of the third party’s transaction, we converted $500 thousand of our loans into 668 of Video Domain’s ordinary shares, and reached an understanding with Video Domain and the other shareholders of Video Domain pursuant to which our guarantee shall expire in the beginning of the year 2003. Primarily as a result of this $3 million investment, Video Domain’s equity became positive and we recorded a capital gain of approximately $1 million. In addition, our holdings in Video Domain decreased to 34% of its share capital. Our guarantee of Video Domain’s obligations expired as agreed in the beginning of 2003.

        In 2002, Orev entered into an agreement with another individual to establish ScanVision Technologies Ltd., and holds approximately 48% of the outstanding share capital and 50% of the voting rights of Scan Vision. ScanVision develops patented technology for security and CCTV (Closed Circuit Television) motion-less applications, which enables the monitoring of sensitive VMD (Video Motion Detection) based CCTV systems and conceals security camera locations. The patent used by ScanVision is currently registered under the name of the individual founder of ScanVision; however, the agreement provides that ScanVision shall have an exclusive license to use the patent for a monthly amount of NIS 2,000, and we are currently in the process of registering the patent under the name of ScanVision. The parties to the agreement intend to complete the development of the product, after which time Orev shall be responsible for its marketing and distribution in consideration for accepted and reasonable commercial tariffs. Pursuant to the agreement for the establishment of ScanVision, Orev agreed to provide ScanVision, in its first year of operations, a loan of up to $200 thousand. Furthermore, Orev agreed to provide ScanVision with an additional amount of up to $200 thousand in the form of a loan or guarantee for its second year of operations, if and to the extent that such funding shall be necessary. As of the date of this report, Orev has loaned ScanVision a total amount of NIS 798 thousand (which is equivalent to approximately $177 thousand). All loans provided to ScanVision carry an interest rate of 4% adjusted to the CPI. ScanVision’s products are still in a developmental stage and since its inception, ScanVision did not have any revenues and it incurred an accumulated loss of NIS 681 thousand.

        For our most recent actual and expected capital expenditures, please see the last two paragraphs under the caption “Other Recent Developments” below.

History of Substantial Holdings

        Following the acquisition of Orev, Silverboim, Mr. Hammer and Mr. Melman held approximately 80% of our share capital. Pursuant to a share purchase agreement, dated October 1999, we issued 599,030 ordinary shares to Gmul Investments Ltd., and Silverboim, Mr. Hammer and Mr. Melman sold to Gmul an aggregate of 284,535 of our ordinary shares (the numbers of shares stated herein are adjusted to reflect the stock split of our shares from March 2000). Under the agreement, Gmul granted certain first refusal rights with respect to any subsequent sale of the shares purchased thereunder, to Silverboim, Mr. Melman and Mr. Hammer. As a result of this transaction, Gmul held a total of 883,565 of our ordinary shares, constituting approximately 20% of our share capital. The then major shareholders (Silverboim, Mr. Melman, Mr. Hammer and Gmul) entered into a shareholders’ agreement to regulate Gmul’s rights as our shareholder (including, the right to nominate one director out of six serving; and to participate in certain sales by the other parties to the agreement).

        In March 2004, Gmul sold its entire Crow holdings to Mr. Melman, Sender Holdings Ltd., Mr. Abram Silver (Sender’s controlling shareholder) and certain other individuals related to us. Following the agreement for this sale, the shareholders’ agreement described in the preceding paragraph is no longer in effect. See “Recent Developments – The Sale of Gmul’s Holdings” below for a detailed description of this sale.

        In January 2000, Mr. Hammer sold his entire Crow holdings to Mr. Melman. As part of this sale, Mr. Hammer resigned as Orev’s officer and director and assigned to Melman his rights under the tender offer agreement, shareholders agreement and the Gmul share purchase agreement. Mr. Melman agreed to assume certain obligations of Mr. Hammer under such agreements and the parties to these agreements have agreed to release Mr. Hammer from his obligations thereunder and to approve the sale to Mr. Melman.

        In January 2001, Mr. Melman sold and transferred most of his Crow holdings, together with other assets, to Silverboim. Following this transaction, Mr. Melman remained the direct holder of 88,000 of our ordinary shares. As consideration for all such assets sold and transcribed, Silverboim paid to Mr. Melman a cash amount and also issued to Mr. Melman shares of Silverboim consisting of approximately 16% of the outstanding share capital of Silverboim at such time. As part of this transaction, Mr. Melman agreed to pledge 53,024 of our ordinary shares still held by him directly in order to guarantee certain obligations toward Silverboim. Under the agreement for this sale, Melman and Silverboim agreed to terminate the initial shareholders agreement which was entered into following the acquisition of Orev among Silverboim, Hammer and Melman.

        In August 2003, Silverboim transferred back to Mr. Melman an amount of 763,924 of our ordinary shares (constituting approximately 17.47% of our share capital) and Mr. Melman transferred back to Silverboim his shares of Silverboim. Mr. Melman currently owns a controlling percentage of our shares. See “Recent Development – The Sale of Silverboim’s Holdings” for a description of this transaction (previously referred to by us as the “change of control transaction”).

        Shrem Fudim Kelner & Co. Ltd. (SFK), a leading Israeli investment company, has served as one of our investment advisers and received in consideration thereof a warrant to purchase our shares. SFK exercised its warrant and received 95,855 of our ordinary shares, constituting approximately 2.2% of our share capital. In addition, in June 2001, Shrem, Fudim &Kelner Technologies Ltd. (SFKT), a subsidiary of SFK, purchased from Silverboim 181,057 of our ordinary shares, constituting approximately 4.1% of our share capital. The right to vote these shares has been granted to Silverboim for a period of 30 months, ending on December 28, 2003, and upon the sale of Silverboim’s entire holdings of our ordinary shares in August and November of 2003, this right was assigned to Mr. Melman and Sender (who later agreed between themselves that Mr. Eilenberg (through a trustee, Mr. Asher Barak) shall also enjoy a portion of this right.). In December 2003 SFKT regained the voting power of its shares.. To the best of our knowledge, as of the date of this report, SFK and SFKT collectively hold less than 5% of our share capital.

Recent Developments

         The Sale of Silverboim’s Holdings

        In August and November of 2003, Silverboim sold its entire Crow holdings (constituting approximately 46.66% of our share capital) to Mr. Shmuel Melman, Sender Holdings Inc. and Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak). Each purchaser acted under a separate agreement with Silverboim. The following description is based on information and agreements provided to us by the parties thereof and to the best of our knowledge, as we were not a party to these transactions and agreements.

        As described above, in January 2001, Mr. Melman sold most of his Crow holdings to Silverboim in consideration for shares of Silverboim. The differing management perceptions of Melman and Silverboim have led them to revert to their previous holdings status and to otherwise disassociate. Pursuant to an agreement between Melman and Silverboim, dated August 13, 2003, Silverboim transferred back to Melman shares of Crow originally held by him, and Melman transferred back to Silverboim the shares issued by Silverboim to him. This agreement provided, among other things, for:

●	the transfer of 763,924 of our ordinary shares (constituting approximately 17.47% of our share capital) from Silverboim to Melman;

●	the removal of a pledge placed by Silverboim on 53,023 of our shares which were held by Melman;

●	the assignment to Melman of Silverboim’s rights to vote the shares held by SFKT (see “History of Substantial Holdings” above) and of Silverboim’s rights under the Gmul’s shareholders agreement;

●	the resignation of all of our directors then serving, except the independent directors and the director serving on behalf of Gmul (in practice, only the directors who were serving on behalf of Silverboim have resigned);

●	the appointment of three directors on behalf of Melman (but see the shareholders’agreement between the new controlling persons, described below under the caption “Shareholders’ Agreement”, pursuant to which Melman has the sole discretion only with respect to two directors); and

●	the undertaking of Melman to use his best efforts as our shareholder to cause us to purchase insurance policies for our directors and officers. The insurance policies should cover the liability of all of our directors and officers who served until the date of the agreement for a period of seven years thereafter, and should cover wrongful acts committed prior to the date of the agreement, provided that on the date of the agreement, there were no known circumstances that could reasonable be anticipated to give rise to a claim. The insurance policy currently in force and the policy that was in effect on the date of the agreement cover our present and past directors and officers for wrongful acts that occurred prior to the date of the agreement, provided they occurred after August 1, 1998. See also Item 10.B – Memorandum and Articles of Association.

        Pursuant to an agreement consummated in November 2003, between Sender Holdings Inc. and Silverboim Holdings Ltd., Silverboim sold to Sender 156,976 of our ordinary shares (constituting approximately 3.59% of our share capital) in consideration for the transfer back to Silverboim of Sender’s entire holdings of Silverboim. The agreement further provided, among other things, for:

●	the assignment to Sender of Silverboim's rights to vote the shares held by SFKT (see "History of Substantial Holdings" above);

●	the resignation of all of our directors then serving, except the independent directors and the director serving on behalf of Gmul (in practice, only the directors who were serving on behalf of Silverboim have resigned);

●	the appointment of three directors on behalf of Sender (but see the shareholders’agreement between the new controlling persons, described below under the caption “Shareholders’ Agreement”, pursuant to which Sender and Eilenberg have the sole discretion only with respect to two directors); and

●	the undertaking of Sender to use its best efforts as our shareholder to cause us to purchase insurance policies for our directors and officers (providing for the same terms as described above with respect to the sale to Melman).

        Pursuant to an agreement, consummated in November 2003, between Asher Barak, Adv., in trust and Silverboim Holdings Ltd., Silverboim sold 1,066,666 of our ordinary shares (constituting approximately 24.4% of our share capital) to Asher Barak, as a trustee, in consideration for $0.75 per share and a total of $ 800 thousand. Mr. Barak served as a trustee for Mr. Jacob Eilenberg.

        As described above under the caption “The Acquisition of Orev”, we received a loan from Bank Hapoalim in connection with the purchase of Orev’s share capital. The terms of the loan include our obligation to receive the written consent of the bank prior to any change of control. Accordingly, we have received the bank’s written consent with respect to the transactions described above. Our new controlling shareholders are now expected to obligate toward Bank Hapoalim not to lower their Crow holdings below a certain percentage. See also the description below under the caption “New Encumbrances”.

         Shareholders’ Agreement

        On August 11, 2003, prior to the completion of the transactions described above for the sale of Silverboim’s entire Crow holdings, the three then prospective purchasers of the shares (Mr. Melman, Sender Holdings and Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak)) entered into an agreement to regulate their rights and relations as our future major shareholders. This agreement has been recently terminated and replaced by a new shareholders’ agreement, providing for substantially the same provisions, by and among Mr. Melman, Sender Holdings, Mr. Silver (the controlling shareholder of Sender) and Mr. Eilenberg (through a trustee, Mr. Barak).

        The new agreement, entered into on July 8, 2004, provides that five directors shall serve on the parties’ behalf on our board of directors and they shall be appointed as follows: Sender, Eilenberg and Silver shall vote their entire shares at any general meeting convened for the purpose of electing directors, for the approval of the nominees put forth in writing prior to the meeting by Melman (up to two directors); Melman shall vote his entire shares at any general meeting convened for the purpose of electing directors, for the approval of the nominees put forth in writing prior to the meeting by Sender, Eilenberg and Silver (up to two directors); and, in addition, the parties shall vote their entire shares at any general meeting convened for the purpose of electing directors, for the approval of the nomination of a fifth director to be agreed upon prior to the meeting by Melman, on the one hand, and Sender and/or Eilenberg, on the other hand. In the event that the parties shall not agree on the identity of a fifth director prior to the meeting, they shall not vote for the nomination of an additional director on their behalf (the fifth director). The agreement further provides that in the event that Sender and/or Eilenberg and/or Silver shall desire to sell their shares to a third party, then Melman shall have a right of first refusal with respect thereto under the terms proposed to the third party. In the event that Melman shall waive his right of first refusal, he shall have a tag along right to join the sale to the third party. In the event that Melman shall desire to sell his shares to a third party, then Sender and/or Eilenberg and/or Silver shall have a right of first refusal with respect thereto (pro rata between them, in proportion to the ratio of their holdings in Crow at the time) under the terms proposed to the third party. In the event that Sender, Eilenberg and Silver shall waive their right of first refusal, they shall have a tag along right to join the sale to the third party. The first refusal and tag along rights shall not apply with respect to: (i) transfers to certain permitted transferees, and (ii) transfers in amounts, cumulative per one year, constituting less than 1% of our share capital.
Each of the parties undertook not to sell its shares to any third party that, directly or indirectly, competes with us or with any of the corporations held by us.
The agreement shall terminate in the event that Melman shall hold less than 10% of the voting rights in Crow and/or in the event that Sender, Eilenberg and Silver shall hold (collectively) less than 10% of the voting rights in Crow. The parties’ rights and obligations under the agreement may not be assigned without the prior written consent of the other parties thereto.

         The Sale of Gmul’s Holdings

        On March 22, 2004, Gmul entered into an agreement for the sale of its entire Crow holdings (883,565 shares, constituting approximately 20% of our share capital), in consideration for a total amount of NIS 9.2 million, to Mr. Melman (408,990 shares), Sender Holdings (240,376 shares), Mr. Meir Jacobson (our shareholder and chairman of the board)(43,723 shares), Mr. Jacob Batchon (Orev’s financial officer)(21,862 shares) and Mr. Abram Silver (the controlling person of Sender Holdings)(168,614 shares). The description of this transaction is based on information and agreements provided to us by the parties thereof and to the best of our knowledge, as we were not a party to these transactions and agreements.

        The agreement provided for the resignation of Mr. Eyal Fahima, who served on our board on behalf of Gmul. In addition, the agreement provided for a confidentiality obligation on the part of Gmul with respect to our business, trade, technical and other information and for the expiration of Gmul’s rights under the purchase agreement of October 1999, the ensuing shareholders agreement, and the agreement of January 2000 relating to the sale of Mr. Hammer’s shares to Mr. Melman. Gmul further assigned its rights under the shareholders agreement of 1999 to Mr. Melman. Following this agreement, the shareholders agreement of 1999 is no longer in effect. Moreover, Gmul fully waived any claim and/or demand toward us and the corporations held by us (directly and indirectly).

         New Encumbrances

        As described above, in 1999 we borrowed an amount of NIS 54 million from Bank Hapoalim for the purpose of financing the purchase of Orev’s share capital. In addition, Bank Hapoalim has been providing us with credit lines for our current operations. In 1999, we pledged our shares of Orev in order to secure the initial loan. In June of 2001, Orev’s board of directors agreed to provide Bank Hapoalim with a floating lien on Orev’s entire assets provided that Orev shall negotiate with the bank an increase of its lines of credit. In February 2003, the board of directors of Orev resolved that, following its resolution from June 2001, an increase of up to NIS 10 million of its existing credit line with Bank Hapoalim shall be authorized; and that, in order to secure the repayment of all the amounts owed to Bank Hapoalim by Orev and/or Crow, it shall grant the bank a floating lien on its entire assets and shall guarantee the obligations of Crow toward Bank Hapoalim. In addition, in February 2003, the board of directors of Crow resolved that, following the resolution of Orev’s board of directors from June 2001, and as per the request of Bank Hapoalim, Crow shall undertake to use any amounts transferred to Crow from Orev (including dividends and management fees) for the purpose of repaying Crow’s obligations toward the bank. Crow’s board further resolved to grant Bank Hapoalim a lien on amounts transferred to Crow from Orev and a floating lien on its entire assets. In addition, the board resolved to guarantee the obligations of Orev toward the bank. In October of 2003, the documents required for the consummation of Orev’s and Crow’s above resolutions were executed.

        Consequently, Bank Hapoalim now has liens over our shares of Orev, and over the entire assets of both Orev and Crow. Pursuant to the terms of these liens and related documents, we are required by Bank Hapoalim to comply with a number of covenants so long as any amount is outstanding. For example, we undertook to continue to hold 100% of the shares of Orev; not to invest more than $1 million in one year without the consent of the bank; and to avoid certain changes in our financial condition. Additional covenants prohibit, among other things, grant of guarantees to any third party or the grant of new liens on our property; advancement of loans to our shareholders; and restructuring or change of control without the prior consent of the bank. We have not complied with all of these covenants on a consistent basis, and although Bank Hapoalim has not acted upon any breach, it may still do so. Bank Hapoalim may demand immediate repayment upon the occurrence of certain events, including: a default with respect to our repayment obligations or with respect to the other covenants under the liens; cessation of our commercial activities; an event which, in the discretion of the bank, could hamper our financial ability; and an adverse change in the value of the lien. With respect to the floating liens, a default by either company (Orev or Crow) could result in the demand for immediate repayment of the amount owed by the non-defaulting company as well. In addition, Bank Hapoalim may assign its rights under the floating liens to a third person without our consent.

        We are currently negotiating an arrangement with Bank Hapoalim and with a second major Israeli bank that would allow us to further increase our lines of credit and divide our banking needs and resulting obligations between these two banks.

         OEM Agreement

        Crow Electronic Engineering Ltd. (Orev) entered into an OEM agreement, effective as of December 10, 2003, with an international corporation engaged in the field of intelligent building systems (the purchaser). The agreement provides for the manufacture by Orev of a line of products under the purchaser’s trade name, to be sold by the purchaser throughout the world (except Israel). The products (six kinds of detectors) shall be manufactured pursuant to specifications and purchase orders provided by the purchaser. The unique plastic housings of these products may only be used for the purchaser’s products, except that we have the right to sell these products in Israel under our name (including the plastic housings). The parties have set forth the purchase prices for each product although the agreement provides for a mechanism to adjust the purchase prices. In addition, the parties have set forth forecasts with respect to the quantities predicted to be purchased by the purchaser and the purchaser undertook to use its best efforts to meet these forecasts. These forecasts could result in revenues of $ 26 million during the next five years. The agreement further provides for the delivery and payment schedules, procedures and the parties’ responsibilities. Orev undertook to provide a warranty with respect to the products and the agreement sets forth its responsibility regarding replacement and repair of products. Orev shall be responsible for the compliance of the manufacturing and testing procedures with the ISO standards and for the compliance of the products with the European Community standards (CE); and the purchaser shall be responsible for the compliance of the products with any additional local market national standards. Orev undertook to indemnify and hold the purchaser harmless against claims of third parties in connection with any alleged infringement of intellectual property in the products. Both parties undertook to maintain the confidentiality of the other party’s confidential information for the term of the agreement and a period of 2 years thereafter. The required intellectual property and know-how are and shall remain the sole property of Orev. The protocols provided by the purchaser for their implementation and use are and shall remain the property of the purchaser.

As part of the agreement, the purchaser also purchased certain tools that are required for the production of plastic parts of the products. The tools are the property of the purchaser and may be used by us only for the production of the products under the agreement.

The agreement provides for a minimum term of three years and a maximum term of five years. Each of the parties may terminate the agreement in certain events of breach by the other party or insolvency of the other party. In addition, the purchaser may also terminate the agreement in the event that it considers any of the prices of the products uncompetitive and the parties fail to reach an agreement within 2 months of the purchaser’s notice with respect thereto; and, following the initial 12 months of the agreement, Orev may terminate the agreement with respect to certain regions if the sale of the products in these regions are substantially below the forecasts and remain below the forecasts within the subsequent 6 months.

        Following the execution of this OEM agreement, Freelink (one of our subsidiaries) has also initiated negotiations with the purchaser with respect to wireless products.

         Other Recent Developments

        In September 2003, we withdrew a registration statement on Form F-3 which we filed on behalf of certain selling shareholders The registration statement had not become effective prior to its withdrawal.

        The review process initiated by the Securities and Exchange Commission with respect to our annual report for the year ended December 31, 2001, which was initially incorporated by reference into the above mentioned registration statement, is still ongoing, although we believe it to be in its final stages.

        In December 2003, the Israeli Tax Authorities assessed, on a “best judgment” basis, that we have a tax liability of approximately NIS 40 million in connection with the acquisition of Orev. We have already filed an objection to this assessment with the tax authorities, as we believe it to be erroneous. Please see also Item 10.E – Taxation and Government Programs. It should be noted that Mr. Melman has also received a tax assessment, and has filed an objection thereto, in connection with the sale of his shares in Orev and the subsequent purchase of our shares, reflecting an increased tax liability of approximately NIS 17 million.

        In January 2004, our board of directors appointed Mr. Melman as our chief executive officer. Mr. Melman has been a founder, a major shareholder and the co-executive officer of Orev prior to its acquisition by Crow and has continued to serve as Orev’s chief executive officer since the acquisition. Currently Mr. Melman is one of our controlling persons and also serves as our director and as Orev’s chief executive officer. Mr. Melman currently receives his remuneration from Orev. Prior to the sale of Silverboim’s holdings, and under an arrangement in effect until May 2004, Silverboim provided management services to Crow.

        On March 11, 2004 our shareholders adopted new articles of association, designed to match the provisions of the new Israeli Companies Law of 1999. For a further discussion of the new articles see Item 10.B – Memorandum and Articles of Association and Item 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds below.

        Our shareholders have also approved on March 11, 2004, a service agreement with Mr. Meir Jacobson, the chairman of our board and one of our shareholders. The agreement, effective as of June 1, 2003, provides for Mr. Jacobson’s responsibilities and activities as our chairman of the board and sets his monthly remuneration at $3 thousand. Under the agreement, Mr. Jacobson is mainly responsible for our negotiations with banks and other strategic financial entities. Our audit committee and board of directors approved this agreement in May 2003. The agreement shall be in effect for a period of 12 months (commencing on June 1, 2003) and shall automatically renew for two consecutive periods of 12 months each, although each party may terminate the agreement upon a 30 days advanced written notice. See also Item 7.B – Related Party Transactions.

        In March 2004, we retained the services of a financial advisor to assist us with respect to strategic transactions. The advisor’s consideration is composed of an initial payment of $30 thousand and a success fee, payable only in the event that a transaction (such as merger, acquisition, recapitalization, etc.) shall materialize during the period of the agreement and 6 months thereafter. The success fee shall be equal to $175 thousand plus 2% of the gross value of the transaction (as defined in the agreement). The term of the agreement is six months.

        In addition, we are currently negotiating lease agreements with certain third parties for the purpose of relocating our two major factories from their current locations in Holon and Afula to larger locations, which we believe would allow a better working environment and facilitate adequate preparation for future growth. In addition to the one-time expense in connection with the relocations of the factories, we also anticipate increased current expenses resulting, among other things, from the larger size of the new locations.

        We are currently examining various ways to improve our ability to monitor and supervise the management and business procedures of our foreign subsidiaries. Due to the distance and lack of immediate executive authority on our behalf, we have recently encountered certain difficulties in monitoring and effectively preventing substandard management and business procedures in our foreign subsidiaries. One of our managers in Australia has recently withdrew an amount of money without proper authorization, although his action was properly recorded and seems to have been performed in good faith. We believe that the formulation of organized procedures in this regard will prevent similar occurrences in the future.

        We are currently exploring a possible transaction pursuant to which we shall form with a third party a new Israeli corporation which shall be engaged in the area of explosives’ detection. Should this transaction materialize, we expect that our initial capital expenditure shall amount to $150 thousand over a two years’ period.

        Recently, we have been exploring an opportunity to develop and market, in cooperation with other corporations, interactive mobile phones for the use of persons with special needs. This project, which is not related to our core business of security alarm systems, is in its most initial stages and we expect that our monetary investment in connection with it shall amount to approximately $200 thousand until the end of the year. However, we believe that this project has a major potential for success and profitability. As of the date of this report, we are in the final stages of negotiations regarding an agreement for the development and manufacturing of the initial test units; and we have entered into a memorandum of understanding (MOU) for the trial marketing of the initial tests units. The development and manufacturing agreement is expected to provide for the cooperation between us and the Israeli affiliate of an international corporation, engaged in the area of communication technologies. This agreement shall apply only with respect to the development and manufacturing of the initial test units, for which we shall pay a total amount of approximately $117 thousand. The test marketing MOU provides for the cooperation between us and a European corporation which is allowed to resell mobile telecommunication services in Germany. This corporation informed us that it has business connections with major cellular operators in Europe and that it has already conducted market research pursuant to which there is a demand for our contemplated product. The MOU sets forth the details of the trial marketing of the initial test units and provides for the responsibilities of each party thereunder. At this stage, none of the parties is entitled to remuneration from the other. Should the trial marketing succeed (which shall be determined in concert by the parties), the parties shall negotiate a final agreement for the marketing and distribution of the products.

        For the description of recent transactions involving related parties, please see “Related Party Transactions” in Item 7.B below.

B.	BUSINESS OVERVIEW

        We are engaged in the area of security alarm systems. We design, develop, manufacture, sell and distribute a broad range of sophisticated security detection and alarm systems consisting of a wide range of wired and wireless control panels, several lines of indoor and outdoor sensors, access control systems and communication systems for use in commercial and industrial facilities, residential homes and open areas. In addition to our security detection and alarm systems, we also design and produce microwave barriers and perimeter protection systems for civil and military applications. Our principal business activities are conducted through Orev Electronic Engineering Ltd. (Orev) and its subsidiaries. Please also see “Organizational Structure” below, for a detailed description of the subsidiaries’ products and activities.

        We market and sell our security alarm products in Israel and throughout the world. In Israel, we market and sell our products directly and our customers in Israel include central station monitoring providers and security systems integrators and installers. Our foreign customers outside Israel consist primarily of independent distributors with whom we have distribution arrangements on both an exclusive and non-exclusive basis in approximately fifty (50) countries throughout the world.

        We are focused on the expansion of our worldwide sales, particularly in the United States, Western Europe, Australia and the Far East. To further our expansion, we have adopted a distribution growth strategy through local acquisitions and engagements with international distributors for our products. We have also established subsidiaries in related fields, in order to broaden our product base and presence in various security markets.

        As part of our strategy, we have been focusing our research and development efforts in the area of outdoor detection security systems. We have recently developed methods to modify our external systems with relative ease to enable the control of multiple sensors by remote means. The proprietary technologies that serve as the basis for the development of our newest systems are wireless products and control panels, which we develop and improve in cooperation with our subsidiaries Freelink Ltd. and ArrowHead Alarm Products Ltd.

Products

        We manufacture sophisticated proprietary computerized detectors that are capable of analyzing signals and background and therefore minimalize false alarms. Our line of products includes: passive infrared and other indoor and outdoor motion detectors; microwave barrier detectors; smoke detectors; glass break sensors; wire-based and wireless detectors and alarm systems; audible/visible warning devices; closed circuit television recording and transmission equipment systems; GSM based dialers; wireless equipment; access control systems; keypads and control panels.

        Our proprietary Applied Specific Integrated Circuit (ASIC) technology provides detectors, which identify penetration, prevent false alarms and enable detectors to operate under difficult environmental conditions, including sunlight, heat and wind. This technology is based upon a specifically designed multi-pin miniature chip, which includes all of the essential electronic components in a single enclosure. Accordingly, there are significantly less exterior components, and fewer printed circuit board tracks, which may cause electrical or electromagnetic interference.

        Our products include both wire-based and wireless detectors as well as control panels. The computerized control panel consists of a command and control module, which channels the various data and information relating to the protected area. These control panels include a “controller”, which processes the data received from various detectors consisting of burglary and smoke detectors, together with other types of detectors, which are connected to the same control panel. The control panel notifies the customer or central station of the type of threat or danger that has been detected, including burglary, fire or flooding.

        Presently our products consist mainly of “off the shelf” products. However, at the request of original equipment manufacturers (OEM) and other customers, we customize these security systems to satisfy such specific requirements. We sell these customized solutions, primarily to OEM partners in England, Italy, Germany and the United States. Recently, our products were evaluated by a number of potential new OEM customers.

        Our products are developed, designed, manufactured and packaged at our facilities in Israel. We purchase electronic components for our products from international suppliers, local Israeli distributors of internationally manufactured products, and local manufacturers in Israel. We ordinarily manufacture products pursuant to purchase orders and estimated forecasts rather than for inventory.

        Our primary products are detectors. In 2001, 2002 and 2003 detectors accounted for approximately 87%, 85% and 82% of our sales, respectively. This decline is a result of the growth of our control panels’ sales. Most of our products are sold under our brand name. We have original equipment manufacturer customers, for whom we manufacture private label products. In 2001, 2002 and 2003 the Original Equipment Manufacturer (OEM) sales accounted for about 5.2%, 3% and 3% of our total sales, respectively.

        Although our products range in price between $4.5 and $290, approximately 80% of the detectors sold by us are priced between $6 to $15. Our detectors are sold with a limited manufacturers warranty for various periods ranging between one to five years depending on the specific product. Under our warranty, we either repair a defective product or replace it with a new one. Since our primary activities consist of the manufacturing of security solutions and we do not take part in their installation and operation, we do not provide maintenance (other than standard warranty to repair) or monitoring service in connection with our security systems.

        We also focus on the production of high-end, mirror-based motion detection systems. These mirror-based systems use varifocal mirror lenses that substantially improve the focus and energy-level of system sensors, while substantially reducing the risk of false alarms.

        A primary characteristic of our products is the implementation of advanced technology, which is based upon our proprietary software and hardware. We rely upon patent and trademark registration, copyrights and confidentiality agreements to protect our proprietary software and related products. We are not aware of any third parties infringing upon any of our patents, trademark or copyrights which we own directly or through our subsidiaries.

        We constantly strive to improve the performance and design of our products to meet specific customer demands and market demands.

        We have obtained a certificate of approval, valid until August 2006, from the Standards Institution of Israel with respect to the quality of our management systems, referring to management of manufacturing processes and of other processes (ISO 9001:2000). This standard ensures that the procedures in the organization are structured and controlled, which leads to the production of better quality products.

        We believe that ISO 9001:2000 reinforces consumer confidence in Israel and indicates to our customers that we maintain adequate management and manufacturing standards, thus assuring the excellent quality of our products. In addition, we have obtained approval for several of our products from Underwriters Laboratories in the United States and similar organizations in Europe, including the CE standard of the European Union and other local standards of the member states. The approval of our products by these organizations is crucial to our sales efforts, since our distributors generally purchase approved products.

Proprietary Rights

        Our products are manufactured using technologies developed mainly by us. However, we also engage technology suppliers to develop certain technologies for our products. These technologies are developed based on our proprietary knowledge and under the condition that we shall own the technology developed. ScanVision currently uses a patent which is registered under the name of its founder; however, we are currently in the process of registering the patent under the name of ScanVision. In most of our other products, we do not incorporate any third-party licensed technologies. We rely on a combination of trademark, copyright, trade secrets, patents and contractual restrictions to protect our intellectual property. Crow is a registered trademark in several countries where we distribute our products.

Customers, Marketing and Sales

Domestic Sales

        In Israel we directly sell and market our products. Our customers in Israel include central station monitoring providers and security systems integrators and installers. We employ three sales people who are responsible for sales in the domestic market to installers, alarm monitoring stations and retailers. We also have one outlet in Israel for retail sales. Domestic sales represented 18%, 15% and 11% of our revenues in 2001, 2002 and 2003, respectively.

Worldwide Distribution

        Our foreign customers outside of Israel consist primarily of independent distributors with whom we have distribution arrangements on both an exclusive and non-exclusive basis in approximately fifty (50) countries throughout the world. We engage in sales outside of Israel through our subsidiaries and distributors. Our subsidiaries and distributors outside of Israel are responsible for the marketing and sales in their respective territory. We have exclusive arrangements with many of our distributors, including those in: France, Italy, Spain, England, Sweden, Finland, Portugal, Belgium, Greece, Bulgaria, Poland, Hong Kong and Latin America.

        We promote the sales and marketing of our products through our web site; international trade shows and exhibitions; direct advertising in international security magazines; training and support of distributors’ sales and technical force; and by participating in our distributors’ marketing expenses.

        During 2001, 2002, and 2003 our sales to three (3) foreign distributors accounted for approximately 29%, 21% and 22% of our total sales, respectively. The loss of any of these three (3) major customers would adversely affect our business. These three customers are our distributors in Poland and the former Soviet Union (approximately 13%, 10% and 13% of our sales in 2001, 2002 and 2003, respectively), Italy (approximately 7%, 5% and 3% of our sales in 2001, 2002 and 2003, respectively) and South America (approximately 9%, 6% and 6% of our sales in 2001, 2002 and 2003, respectively). We do not have written agreements with our main foreign distributors and domestic customers and we rely on our reputation and the reputation of our products to retain our distributors and customers. In recent years we have been entering into written agreements with our new foreign distributors and OEM partners.

        Further to our acquisitions in Australia and New Zealand in 2001, we intend to continue focusing on the expansion of our foreign sales in these and other countries, and to adopt a growth strategy, which contemplates engagements with OEM clients and foreign distributors for our products.

Customized OEM Solutions

        We also engage in the manufacturing and design of customized security systems solutions requiring specialized applications which are marketed under another label. We sell these customized systems outside of Israel directly to certain original equipment manufacturer customers primarily in England, Italy, Germany and the United States. These customized systems represented about 5.2% in 2001, 3.0% in 2002 and 3% in 2003. We are constantly striving to expand this market by enhancing our strategic relationships with OEM partners throughout the world. See also “Recent Developments – OEM Agreement” in Item 4.A above.

Our Revenues

        During 2003, approximately 89% of sales of our products were derived from exports, or sales outside of Israel. The following sets forth certain information regarding our domestic sales in Israel and exports to other countries during the last three (3) years.

        Revenues from Sales:

	For the Year Ended December 31,
	2001		2002		2003
(NIS are adjusted as of December 2003)	Adjusted NIS in thousands	% of total sales	Adjusted NIS in thousands	% of total sales	Adjusted NIS in thousands	% of total sales

Export Sales	64,580	82%	78,894	85%	88,669	89%
Domestic Sales (Israel)	13,896	18%	13,437	15%	11,468	11%

Total Sales	78,476	100%	92,331	100%	100,137	100%

Breakdown of Export Sales by
Geographic Region:
Australia, New Zealand and
South & East Asia	13,715	18%	25,109	27%	26,817	27%
Europe	40,120	51%	43,610	47%	51,406	52%
North and South America	9,591	12%	9,202	10%	9,372	9%
Others	1,154	1%	973	1%	1,074	1%

Total Export Sales	64,580	82%	78,894	85%	88,669	89%

Competition

        We experience substantial competition in our business from regional, national and international firms. We have numerous competitors, many of which are larger and have substantially greater financial and technical resources. Our competitors include large multinational firms with larger customer bases than we have. These firms may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels. Our leading Israeli competitors are Visonics Ltd., Electronics Line (E.L.) Ltd. and Rokonet Electronics Ltd. Some of our major international competitors include: (i) Ademco, a part of the Honeywell Group (ii) Tyco International Ltd.; (iii) Siemens AG; (iv) Pyronics; (v) Optex Co. Ltd.; (vi) Bosch Security Systems; and (vii) General Electric Company. We compete with these companies primarily in the field of detectors and control panels. We believe that the quality of our products is not inferior to the quality of our competitors’ products and that our main competition with these corporation stems from products’ prices and our competitors financial resources. We believe that our presence in certain foreign markets through subsidiaries and not just through distributors enhances our competitive position in these markets. As the compliance with local and international standardization requirements constitutes a prerequisite for any successful market penetration, we have obtained the ISO 9001:2000 certification and several other standardization certificates, and strive to obtain additional standardization certifications where necessary.

Raw Materials

        The parts and materials used by us in the manufacturing of our products consist primarily of printed circuits, electronic components, microprocessors, lenses, sensors, plastic elements and other related components. These parts and materials are generally available from numerous sources at competitive prices. However, our products include a number of unique and high-technology components that are available from only a few suppliers and, in some cases, a single supplier. If our suppliers are unable to fulfill our needs for such components, we may be unable to fill customer orders in the short-run. In order to protect ourselves from such risk, we endeavor to keep higher levels of inventory of such components so that, in case of shortages, we will have enough inventory for a sufficient period of time, which will enable us to either find alternative technological solutions or alternative suppliers. The prices of certain of our raw materials have increased recently due to environmental concerns; however the prices of our raw materials have generally not been volatile. We do not have any written agreements with most of our suppliers.

Environmental Matters

        We anticipate that compliance with various laws and regulations relating to protection of the environment will not have a material effect on our earnings or competitive position.

C.	ORGANIZATIONAL STRUCTURE

        Crow Technologies 1977 Ltd. (Crow) is an Israeli holding company, incorporated in 1977 under the laws of the State of Israel. Our principal business activities are conducted through Crow’s wholly owned Israeli subsidiary, Crow Electronic Engineering Ltd. (Orev), which was acquired in July 1999 (See “Capital Expenditures and Divestitures – The Acquisition of Orev” in Item 4.A above). Orev directly holds shares in the other subsidiaries listed below. Each of the other subsidiaries has its own management; however, our management team (and especially Mr. Melman, our CEO) is substantially involved in decisions relating to our subsidiaries’ policy and material strategic matters (except for Video Domain, where our involvement is limited to our right to nominate a director).

        Crow was formerly known as Bari Trust Investments Ltd. (from 1998 until 2000) and previously as S.P.I. Suspension and Parts Industries Ltd. (See “Overview” in Item 4.A above).

        We were previously a member of the “Silverboim Group” of companies. However, Silverboim sold its entire Crow holdings in August and November of 2003 to our current controlling persons (See “Recent Developments” in Item 4.A above). Consequently, we are not a member of any other group of companies.

Material Holdings

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest

Crow Electronic Engineering Ltd. (Orev)*	Israel	100%**
Video Domain Technologies Ltd.	Israel	34%
Freelink Ltd.	Israel	48%***
ArrowHead Alarm Products Ltd.	New Zealand	51%
Crow Australia Pty Ltd.	Australia	60%
Actech Access Technologies Ltd.	Israel	50%
Secucell Ltd.	Israel	99%
ScanVision Technologies Ltd.	Israel	48%***

*Wholly owned by Crow. The interests of the other corporations listed below are held by Orev.
** The shares are currently held in trust by Bank Hapoalim. See “Recent Developments – New Encumbrances” in Item 4.A.
***Represents 50% of the voting power of the subsidiary.

Crow Electronic Engineering Ltd. (Orev)

        Orev was incorporated in 1982, and since its inception, has been engaged in the development, manufacturing, and sale of security and alarm products. Most of our business activities are conducted through Orev, which directly holds shares in, and directs the business operations of, its subsidiaries listed above. Crow acquired Orev in 1999. See “Capital expenditures and Divestitures – The Acquisition of Orev” in Item 4.A. In 2003, Orev’s revenues were approximately NIS 81.8 million with a gross profit of approximately NIS 27.4 million and a net profit of approximately NIS 3.3 million.

Video Domain Technologies Ltd.

        In 1997, Orev established Video Domain Technologies Ltd, a private company that was incorporated in Israel, and held 60% of its share capital upon its formation. Following additional investments by third parties, we currently hold 34% of this company’s ordinary shares. Video Domain manufactures and markets a full line of digital video and audio, CCTV (closed circuit television) and remote surveillance solutions. Digital CCTV equipment including recording and transmission systems are installed in places requiring continuous monitoring of protected areas. This equipment is designed and manufactured by Video Domain, which specializes in the development, engineering, integration and marketing of stand-alone and PC-based digital motion video/audio surveillance and communication systems. In 2003, Video Domain’s revenues were approximately NIS 9.3 million with a gross profit of approximately NIS 2.4 million and a loss of approximately NIS 4.6 million. As a result, we recorded for the year 2003 equity losses representing 34% of Video Domain’s losses, which amount to approximately NIS 1.5 million.

Freelink Ltd.

        In 1999, Orev established Freelink Ltd., as a private company in Israel, and held upon its formation approximately 48% of its share capital, and 50% of its voting power. Freelink develops and markets short-range wireless systems for security purposes, based on spread spectrum and certain proprietary technology relating to communications. Its product range includes wireless security systems for home automation, as well as indoor wireless security systems, and perimeter wireless detection systems. Freelink also holds patents in the U.S., Europe and Israel for the method and the system for immune low rate modems. In 2003, Freelink’s revenues were approximately NIS 4.0 million with a gross profit of approximately NIS 1.8 million and a loss of approximately NIS 1.6 million.

ArrowHead Alarm Products Ltd.

        In January 2001, we purchased 51% of ArrowHead Alarm Products Ltd., which develops, manufactures, and markets security alarm products in New Zealand, including those manufactured by us, and certain control panel products. In 2003, ArrowHead’s revenues were approximately NIS 9.7 million with a gross profit of approximately NIS 3.4 million and a net profit of approximately NIS 400 thousand.

Crow Australia Pty Ltd.

        In April 2001, we purchased 60% of Crow Australia Pty Ltd., a distributor of our security alarm products located in Australia. In 2003, Crow Australia’s revenues were approximately NIS 14.3 million with a gross profit of approximately NIS 5 million and a net profit of approximately NIS 1.3 million.

Actech Access Technologies Ltd.

        In June 2001, Orev entered into an agreement with Camden Trading Ltd. Inc., for the establishment of a new Israeli company, Actech Access Technologies Ltd., which would develop, manufacture and market electronic access control systems. Orev holds 50% of the outstanding share capital of this company. In 2003, Actech’s revenues were approximately NIS 149 thousand with a gross profit of approximately NIS 22 thousand and a loss of approximately NIS 163 thousand.

Secucell Ltd.

        In 1999, Orev established Secucell Ltd. as a substantially wholly owned company. Secucell provides research and development services in Israel for our other subsidiaries. Secucell’s revenues are derived only from the services it renders to our other consolidated subsidiaries and therefore Secucell’s revenues do not affect our total consolidated revenues.

ScanVision Technologies Ltd.

        In 2002, we established ScanVision Technologies Ltd. with another private entity and we hold approximately 48% of its outstanding share capital and 50% of the voting rights in ScanVision. ScanVision develops technology for security and CCTV motion-less applications. In 2003, ScanVision did not have any revenues and it incurred a loss of approximately NIS 547 thousand.

D.	PROPERTY, PLANTS AND EQUIPMENT

        Our principal executive offices are located at 57 Hamelacha Street, Holon, Israel, where we conduct our management, research and development, sales and marketing, and operations . Our facilities in Holon consist of approximately 30,000 square feet. We lease these facilities under a lease agreement for a term ending in June 2005. We also maintain manufacturing facilities in Afula, Israel, consisting of approximately 8,560 square feet. We lease these facilities under a lease agreement for a term ending in December 2004 (the initial term ended in December 2003 and we have extended the lease under the same conditions for an additional one year). In addition, we have a sales center for the Israeli market in Holon, Israel consisting of approximately 1940 square feet. We lease this sales center under a lease agreement for a term ending in December 2004 (the initial term ended in July 2003 and we have extended the lease under the same conditions for an additional one year and a half). We also lease two small warehouses in the area of Holon. Our total rent (in consideration for all of our facilities in Israel) amount to approximately $24 thousand per month and approximately $280 thousand per year.

        Freelink, Secucell and Actech conduct their operations in our Holon facilities pursuant to arrangements with Orev. Video Domain leases an area in the same Holon building as us but acts under a lease agreement with the owner of the facility. Each company uses its own equipment.

        We utilize the full capacity of our facilities. We are currently negotiating lease agreements with certain third parties for the purpose of relocating our two major facilities from their current locations in Holon and Afula to larger locations. In addition to the one-time expense in connection with the relocations of the facilities, we also anticipate increased current expenses resulting from the larger size of the new locations. We do not expect that the new locations will immediately increase our production, but rather that they will allow a better working environment and facilitate adequate preparation for future growth.

        Since October 2003, all of our assets are pledged to Bank Hapoalim under floating liens. For a detailed description please see “Recent Developments – New Encumbrances” in Item 4.A.

        In July 2003, Orev and its partners in ArrowHead acquired a building in Auckland, New Zealand to be used primarily for the operations of ArrowHead. The building consists of approximately 8,200 square feet and a portion of it (approximately 3,500 square feet) is now leased to a third party. For a description of the terms of purchase, please see Item 7.B – Related Party Transactions.

        Crow Australia leases its premises from a company under the control its CEO and one of its shareholders. In January 2003, the lease was extended for an additional period of three years, providing for increasing annual rates, beginning from approximately Australian dollar 81 thousand per annum in the first year of the lease and amounting to approximately Australian dollar 90 thousand per annum in the third year of the lease. See also “Related Party Transactions” in Item 7.B below.

36

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

        A.      OPERATING RESULTS

         The following discussion and analysis should be read in conjunction with our Financial Statements and notesthereto included elsewhere in this report.

Overview

        We are engaged in the area of security alarm systems. We design, develop, manufacture, sell and distribute a broad range of sophisticated security detection and alarm systems consisting of a wide range of wired and wireless control panels, several lines of indoor and outdoor sensors, access control systems and communication systems for use in commercial and industrial facilities, residential homes and open areas. In addition to our security detection and alarm systems, we also design and produce microwave barriers and perimeter protection systems for civil and military applications.

        Our principal business activities are conducted through our subsidiary Orev (acquired by us in 1999), which directly holds shares in, and directs the business operations of, its subsidiaries mentioned throughout this annual report.

        We sell our security alarm products throughout the world, directly and through our distributors and security system integrators. In Israel we market and sell our products directly and our customers in Israel include central station monitoring providers and security systems integrators and installers. Our foreign customers outside of Israel consist primarily of independent distributors with whom we have distribution arrangements on both an exclusive and non-exclusive basis with respect to approximately fifty (50) countries throughout the world.

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

        Use of Estimates. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate, on an ongoing basis, our estimates, including those related to bad debts, income taxes and contingencies. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. The results of these assumptions are the basis for determining the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

        Principles of Consolidation. The consolidated financial statements include the accounts of Crow, its subsidiaries and 50% of the accounts of the jointly controlled entities. Inter-company transactions and balances between Crow, the consolidated subsidiaries and the jointly controlled entity are eliminated in consolidation. In accordance with Statement No. 57 of the Israeli Institute, the financial statements of jointly controlled entities are included in our consolidated financial statements according to proportionate consolidation method.

        Investment in Affiliate. The investment in an affiliate over which we can exercise significant influence (generally entities in which we holds 20%-50%, except for jointly controlled entities) is presented using the equity method of accounting.

        Allowance for Doubtful Accounts. The allowance for doubtful accounts is calculated primarily with respect to specific receivables that, in the opinion of our management, are doubtful of collection.

        Deferred Income Taxes. Deferred income taxes are computed in respect of temporary differences between the amounts included in our financial statements and those to be considered for tax purposes. The main factors in respect of which deferred income taxes have been included are as follows: property and equipment, provision for vacation, accrued severance pay, net, and losses for tax purposes.

        Deferred tax balances are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. The amount presented in the statement of operations represents the changes in the said balances during the reported year.

        Taxes that would apply in the event of the realization of investments in subsidiaries were not included in computing the deferred taxes, since the sale of the said subsidiaries is not expected in the foreseeable future. In addition, taxes that we may incur in the event of a dividend distribution by the subsidiary have not been taken into account in computing deferred income taxes, since we do not intend to distribute taxable dividends in the foreseeable future.

        For additional analysis of tax issues, please refer to Note 17 of our consolidated financial statements included elsewhere in this report.

        Revenue Recognition. Revenues from product sales are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collection is probable.

        Research and Development Cost. Research and development costs are charged to the statement of operations as incurred.

        Advertising Expenses. Advertising expenses are charged to the statement of operations as incurred.

        Reclassification.Certain amounts from prior years have been reclassified to conform to the current year’s presentation.

Results of Operations

        The following table sets forth for the periods indicated, selected items from our consolidated statements of operations as a percentage of our total sales.

	Year Ended December 31
	2001	2002	2003

Sales	100%	100%	100%
Cost of Sales	74.6%	65.7%	64.4%
Gross Profit	25.4%	34.3%	35.6%
Research & Development Expenses	6.2%	5.8%	5.2%
Sales and Marketing Expenses	9.5%	7.3%	8.6%
General & Administrative Expenses	13.3%	12.1%	12.3%
Amortization of Other Assets	0.9%	1.0%	0.9%
Operating Income (Loss)	(4.5%)	8.1%	8.6%
Income (Loss) Before Tax	(0.9%)	4.6%	3.4%
Net Income (Loss)	(6.2)%	2.2%	0.9%

Analysis of our Operation Results for the Year ended December 31, 2003 Compared to Year ended December 31,2002.

        Revenue.In the year ended December 31, 2003, our revenues amounted to approximately NIS 100.1 million as compared to approximately NIS 92.3 million in the year ended December 31, 2002. This increase of approximately NIS 7.8 million derived primarily from an increase in our export sales, mainly in Europe, Australia and New Zealand. In addition, sales of our control panels have increased during 2003 which resulted in an increase of the sales of our detectors.

        Most of our revenues are received in U.S. dollars. During the year 2003, the prices of our products in dollars have not materially changed; however, due to the revaluation of the NIS as compared to the dollar, the prices of our products in NIS have decreased.

        Cost of Sales. In the year ended December 31, 2003 our cost of sales amounted to approximately NIS 64.5 million as compared to approximately NIS 60.7 million in the year ended December 31, 2002. This increase of approximately NIS 3.8 million resulted from the increase of our volume of sales as described above.

        Gross Profit. In the year ended December 31, 2003 our gross profit amounted to approximately NIS 35.7 million as compared to approximately NIS 31.6 million in the year ended December 31, 2002. This increase of approximately NIS 4.1 million resulted from the increase of our sales volume. Our gross profit margins reached 35.6% in the year 2003 as compared to gross profit margins of 34.3% in the year 2002. Such increase reflects the increase in our sales which was higher than the increase in our overhead expenses.

        Research and Development. In the year ended December 31, 2003, our research and development expenses amounted to approximately NIS 5.23 million as compared to approximately NIS 5.38 million in the year ended December 31, 2002 (reflecting a decrease of approximately 0.15 million). Orev performs most of our research and development and the amount expended for that purpose during the years 2002 and 2003 remained substantially the same, as we believe it to be sufficient to implement our growth and development strategy.

        Selling and Marketing Expenses. In the year ended December 31, 2003, our selling and marketing expenses amounted to approximately NIS 8.6 million as compared to approximately NIS 6.8 million in the year ended December 31, 2002. This increase of approximately NIS 1.8 million resulted from an increase in our export expenses, an increase in our salary expenses, and an increase in our marketing expenses for the Australian market due to our increased marketing efforts in the Australian Market.

        General and Administrative Expenses. In the year ended December 31, 2003, our general and administrative expenses amounted to approximately NIS 12.4 million as compared to approximately NIS 11.2 million in the year ended December 31, 2002. This increase of approximately NIS 1.2 million is due primarily to an increase in the provision for doubtful debts, recorded for the year ended December 31, 2003, in a total amount of approximately NIS 1.5 million, with respect to our distributors in the U.S. and South and Central America. In addition, general and administrative expenses of our subsidiaries in Australia and New Zealand have increased in the year 2003 as compared to the year 2002. The other general and administrative expenses in Orev have decreased.

        Amortization of Other Assets. In the years ended December 31, 2002 and 2003 we incurred amortization expenses amounting to approximately NIS 0.9 million with respect to the amortization of the marketing rights assets resulting from Orev’s acquisition of its subsidiary in Australia in April 2001. These assets are amortized over a period of 5 years commencing on the day of acquisition. Our amortization expenses with respect to the marketing rights assets referred to above for the year ended December 31, 2001 amounted only to approximately NIS 0.7 million due to the fact that in the year 2001 such assets were amortized over a 9 month period (as compared to amortization over a 12 month period in the years 2002 and 2003).

        Operating Income. In the year ended December 31, 2003, our operating income amounted to approximately NIS 8.6 million as compared to approximately NIS 7.3 million in the year ended December 31, 2002. This increase of approximately NIS 1.3 million resulted primarily from the increase in our gross profit (resulting from the increase in sales), which was higher than the increase of the selling and marketing expenses and the general and administrative expenses.

        Financial Expenses. In the year ended December 31, 2003, our financial expenses amounted to approximately NIS 3.7 million as compared to approximately NIS 2.4 million for the year ended December 31, 2002. This increase of approximately NIS 1.3 million resulted mainly from the revaluation of the NIS during the year 2003 as compared to the U.S. dollar. Such revaluation decreased our dollar-linked trade receivables which are higher than our dollar-linked liabilities.

        Other Expenses. In the year ended December 31, 2003, our other expenses amounted to approximately NIS 1.5 million as compared to approximately NIS 0.7 million for the year ended December 31, 2002. This net increase of approximately NIS 0.8 million resulted from the increase in the amount of company interest in losses of jointly controlled entities attributed to the other partners (primarily Freelink), which we recorded due to guarantees and loans that we provided to those controlled entities. The increased losses resulted from a decrease in the year 2003 in the revenues and profitability of Freelink as compared to the year 2002.

        Net Income. In the year ended December 31, 2003 our net income amounted to approximately NIS 0.9 million as compared to approximately NIS 2.1 million for the year ended December 31, 2002. Although our operating income increased as compared to the year 2002, our net income decreased due to an increase in our financial expenses, other expenses and minority interest in earnings of subsidiaries.

        For a discussion comparing the results of our operations for the year ended December 31, 2001 to our results of operations for the year ended December 31, 2002, please see Item 5 of our annual report on Form 20-F for the year ended December 31, 2002 previously filed with the Securities and Exchange Commission.

        The following is a breakdown of the percentage of our sales by geographic regions:

Year ending December 31,	Europe	Australia, New Zealand, South and East Asia	America	Israel	Other
2003	52%	27%	9%	11%	1%
2002	47%	27%	10%	15%	1%
2001	51%	18%	12%	18%	1%

        Our focus on the European market resulted in an increase of our total sale in Europe as compared to the year 2002. Consequently, the share of the American and Israeli markets as a percentage of our total sales has decreased. The changes between the years 2001 and 2002 in the share of the various regions as a percentage of total sales, resulted from the acquisition in 2001 of Orev’s subsidiaries in Australia and New Zealand.

Conditions in Israel

        We are incorporated under the laws of the State of Israel and our principal offices are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations.

        Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices and military conflicts. The Israeli Government has, for these and other reasons, intervened in the economy by utilizing, among other things, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and exchange rates. The Israeli Government has periodically changed its policies in all of these areas.

        Until 1998, transactions in foreign currency were strictly regulated. In May 1998, the Bank of Israel liberalized its foreign currency regulations by issuing a new “general permit” providing that foreign currency transactions are generally permitted, although some restrictions still apply. Under the new general permit, foreign currency transactions prescribed by the Israeli Currency Control Law, 1978 must be reported to the Bank of Israel; and a foreign resident must provide his financial mediator with certain details regarding a transaction in which Israeli currency is being deposited in, or withdrawn from, his account. We cannot predict the future impact of exchange controls on the value of the NIS as compared to the dollar and the corresponding effect on our financial statements. The Israeli Government and the Israeli Central Bank’s monetary policies contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth and a high rate of unemployment. There can be no assurance that the Israeli Government and the Israeli Central Bank will be successful in their attempts to keep prices and exchange rates stable. Price and exchange rate instability may have a material adverse effect on our business.

        As a result of the above economic policies, our operations have been affected by governmental intervention in interest rates, foreign currency exchange rates and inflation. See the information set forth below in this Item 5 and in Item 11 – Quantitative and Qualitative Disclosures about Market Risk, for a discussion of these effects on our business.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

        The following table sets forth, for the periods indicated, information with respect to the Israeli Consumer Price Index (CPI), the rate of inflation in Israel, the rate of devaluation/revaluation of the NIS against the dollar and the rate of inflation adjusted for devaluation/revaluation. For purposes of this table, the Israeli CPI figures use 1993 as a base equal to 100. These figures are based on reports of the Israel Central Statistics Bureau. Inflation is the percentage change in the Israeli CPI between the last month of the period indicated and December of the preceding year. Devaluation/revaluation is the percentage increase/decrease in the value of the dollar in relation to Israeli currency during the period indicated. Inflation adjusted for devaluation/revaluation is obtained by multiplying by 100 the results obtained from dividing the Israeli inflation rate plus 100 by the annual devaluation/revaluation rate plus 100, and then subtracting 100.

Year Ended December 31	Israeli Consumer Price Index	Israeli Inflation (Deflation) Rate %	Devaluation (Revaluation) Rate %	Inflation/Deflation Adjusted for Devaluation/ Revaluation %

1999	168.5	1.3	(0.1)	1.4
2000	168.5	0	(0.02)	0.02
2001	170.9	1.4	9.3	(7.2)
2002	182.0	6.5	7.3	(0.74)
2003	178.6	(1.9)	(7.6)	6.2

        Since the institution of the Israeli Economic Program in 1985, the rate of inflation, while continuing, has been significantly reduced, and the rate of devaluation has been substantially diminished. The annual rates of inflation(deflation) during the years ended December 31, 1999, 2000, 2001, 2002 and 2003were approximately 1.3%, 0%, 1.4%, 6.5%, and (1.9%) respectively, while during such periods Israel effected a devaluation(revaluation) of the NIS against the U.S. dollar of approximately (0.1%), (0.02%), 9.3%, 7.3% and (7.6%), respectively. During each of the two years ended December 31, 1999 and 2000, the rate of inflation in Israel exceeded the rate of revaluation of the NIS against the U.S. dollar; during each of the two years ended December 31, 2001 and 2002 the rate of devaluation of the NIS against the U.S. dollar exceeded the rate of inflation in Israel; and during the year 2003, the rate of revaluation of the NIS against the U.S dollar exceeded the rate of deflation in Israel.

        The dollar costs in Israel increase if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind the inflation in Israel. Conversely, the dollar costs in Israel decrease if devaluation of the NIS against the U.S. dollar exceeds the rate of inflation in Israel.

        A devaluation of the NIS in relation to the U.S. dollar will have the effect of decreasing the dollar value of any of our assets that consist of NIS or receivables payable in NIS. Such a devaluation would also have the effect of reducing the U.S. dollar amount of any of our liabilities, which are payable in NIS (unless such payables are linked to the U.S. dollar). Conversely, any increase in the value of the NIS in relation to the U.S. dollar will have the effect of increasing the dollar value of any of our linked assets and the dollar amount of any of our linked NIS liabilities. The representative rate on December 31, 2003 was NIS 4.379 per $1.00.

TABLE OF EXCHANGE RATES (NIS TO US DOLLAR)	High	Low
Annually
Fiscal 2001	4.416	4.041
Fiscal 2002	4.994	4.416
Fiscal 2003	4.924	4.283
Quarterly
First Quarter 2003	4.924	4.687
Second Quarter 2003	4.671	4.312
Third Quarter 2003	4.532	4.283
Fourth Quarter 2003	4.537	4.352

        Our dollar-linked trade receivables are higher than our dollar-linked liabilities. Therefore, if there is a revaluation of the NIS as compared to the U.S. dollar, we incur financial expenses; and if there is a devaluation of the NIS as compared to the U.S. dollar, we gain financial income.

        We do not engage in currency hedging transactions

        Our financial assets are not linked to the Israeli CPI. However, some of our financial liabilities are linked to the Israeli CPI. Therefore, if there is inflation in Israel we incur financial expenses.

        B.         LIQUIDITY AND CAPITAL RESOURCES

        As of December 31, 2003, we had a working capital of approximately NIS 8.4 million, which consists of current assets of approximately NIS 60.5 million less current liabilities of approximately NIS 52.1 million, as compared to our working capital as of December 31, 2002, which amounted to approximately NIS 16.6 million, consisting of the then current assets of approximately NIS 56.4 million less the then current liabilities of approximately NIS 39.8 million.

        The main current assets as of December 31, 2003 are cash (approximately NIS 5.5 million), inventory (approximately NIS 23.7 million) and trade receivables (approximately NIS 24.4 million) compared to the main current assets as of December 31, 2002 which were cash (approximately NIS 2.9 million), inventory (approximately NIS 26.3 million) and trade receivables (approximately NIS 20.3 million).

        Most of our cash and cash equivalents are held in U.S. dollar.

        The statement of cash flows for the year ended December 31, 2003 indicates net cash provided by operating activities of approximately NIS 8.6 million as compared to approximately NIS 9.4 million provided by operating activities for the year ended December 31, 2002. This decrease of approximately NIS 0.8 resulted from the decrease in net income and the increase of trade receivables, which were higher than the decrease in inventory and the increase in trade and other payables.

        We financed the purchase of substantially all of the assets, liabilities and business of Orev with a loan from Bank Hapoalim in the principal amount of approximately NIS 54 million. In addition, Bank Hapoalim has been providing us with a credit line. Since 1999, we have been repaying the initial loan and the utilized credit balances. As of July 13, 2004, Crow owes Bank Hapoalim an aggregate amount of approximately NIS 29.6 million. This amount is composed of loans in NIS (approximately NIS 19.6 million) and loans in foreign currency. The foreign currency loans total, as of July 13, 2004, approximately $1.2 million and Japanese yen 108.3 million (equivalent in the aggregate to approximately $1 million). These foreign currency loans are payable in fixed payments through 2004 (the yen loan) and 2006 (the dollar loan) and accrue annual interest at variable rates between 1.87% and 2.25% above the London Inter-Bank Offering Rate. The NIS loans are payable upon demand and accrue interest at the prime rate as determined by Bank Hapoalim plus 0.5%. The initial terms of the NIS loan provided that NIS 35 million of the loan shall be repaid over a seven years period commencing in the year 2000. We are currently negotiating an extension to allow payment over a six years period commencing in the year 2004. Fluctuations in the prime rate and LIBOR could result in a material increase in interest expenses incurred in connection with these loans. In 2001, 2002 and 2003 the loans in NIS accrued interest at a weighted average of 8.8%, 8.9% and 9.2%, respectively, while on December 31, 2003 the interest rate on our short-term NIS loans was approximately 7.2%.

        The loans provided to Orev by Bank Hapoalim consist of an on call NIS loan currently amounting to NIS 2.7 million; $200,000 outstanding loan payable on October 2004; and a total of $1.2 million payable until October 2006. These loans bear the same interest rates as the loans provided to Crow.

        The foreign currency loans are used, among other things, to minimize the affect of currency fluctuations on our foreign currency trade receivables.

        Our obligations to Bank Hapoalim are secured by a fixed lien on our shares of Orev, floating liens on Crow’s and Orev’s assets and mutual guarantees of Crow and Orev for the obligation of the other toward Bank Hapoalim (without limitation of amount). Pursuant to the terms of these liens and related documents, we are required by Bank Hapoalim to comply with a number of covenants so long as any amount is outstanding. For example, we undertook to continue to hold 100% of the shares of Orev; not to invest more than $1 million in one year without the consent of the bank; and to avoid certain changes in our financial condition. Additional covenants prohibit, among other things, grant of guarantees to any third party or the grant of new liens on our property; advancement of loans to our shareholders; and restructuring or change of control without the prior consent of the bank. We have not complied with all of these covenants on a consistent basis, and although Bank Hapoalim has not acted upon any breach, it may still do so. Bank Hapoalim may demand immediate repayment upon the occurrence of certain events, including: a default with respect to our repayment obligations or with respect to the other covenants under the liens; cessation of our commercial activities; an event which, in the discretion of the bank, could hamper our financial ability; and an adverse change in the value of the lien. With respect to the floating liens, a default by either company (Orev or Crow) could result in the demand for immediate repayment of the amount owed by the non-defaulting company as well. In addition, Bank Hapoalim may assign its rights under the floating liens to a third person without our consent. Furthermore, we covenanted that any proceeds that we will receive from Orev or any other subsidiary in the form of a dividend or management fees will be used to repay our debt to Bank Hapoalim. In addition, Crow may not distribute any dividends to its shareholders as long as any amount owed to Bank Hapoalim is outstanding. We believe that these restrictions will not have an adverse affect on our ability to meet our cash obligations. See also “Recent Developments – New Encumbrances” in Item 4.A.

        Presently, Crow’s and Orev’s material unused sources of liquidity consist of an unused amount of approximately NIS 5.5 million under the credit line provided to us by Bank Hapoalim.

Loans and guarantees granted to our subsidiaries.

        Freelink Ltd. –In 2000, Orev made an interest-free loan to Freelink Ltd., an entity jointly controlled by Orev and Royalinks Ltd., in the aggregate principal amount of approximately $200 thousand. The maturity date of this loan has not yet been determined. This loan is linked to the U.S. dollar and currently amounts to $175 thousand. At the end of 2002, Orev converted $25 thousand of this loan into equity of Freelink. In addition, Orev provided a guarantee to secure a $250 thousand credit facility provided by Bank Hapoalim to Freelink.

        ArrowHead Alarm Products Ltd. – Pursuant to the agreement for the acquisition of 51% of the ordinary shares of ArrowHead in 2001, Orev committed to provide ArrowHead with a loan in the amount of $72 thousand if ArrowHead should require this funding. In 2003, Orev provided ArrowHead with a two-year loan in the amount of approximately $65 thousand bearing an annual accruing interest equal to LIBOR. The purpose of this loan is to permit ArrowHead to repay a loan that it received from its other shareholders in 2001. Should ArrowHead require additional funding, it maintains the right to request that Orev provide it with the remainder of the committed loan, in an amount of approximately $7 thousand. See Item 4 – Property, Plants and Equipment and Item 7 – Related Party Transactions, for a discussion concerning the purchase of property in New Zealand, a 15-years bank loan taken by ArrowHead from a local New Zealand bank in order to finance this transaction, and guarantees provided with respect thereto by Orev in the amount of approximately NZD 266 thousand.

        Crow Australia Pty Ltd. – Pursuant to an agreement from April 2001 for the acquisition of 60% of Crow Australia Pty Ltd., Orev committed to provide Crow Australia with a loan of $100 thousand, bearing interest at the rate of LIBOR and the shareholders agreed that if additional funding shall be required they shall all participate in such funding in accordance with each shareholder’s share of the company. As of the date of this report, Orev has converted debts into shareholders’ loans of $430 thousand (which include the $100 thousand initially committed), and the other shareholders have converted debts into shareholders’ loans of $220 thousand.

        ScanVision Technologies Ltd. – Pursuant to the agreement for the establishment of ScanVision, Orev agreed to provide ScanVision, in its first year of operations, a loan of up to $200 thousand. Furthermore, Orev agreed to provide ScanVision with an additional amount of up to $200 thousand in the form of a loan or guarantee for its second year of operations, if and to the extent that such funding shall be necessary. As of the date of this report, Orev has loaned ScanVision a total amount of NIS 798 thousand (which is equivalent to approximately $177 thousand). All loans provided to ScanVision are adjusted to the CPI and carry an adjusted interest rate equal to 4%.

        Actech Access Technologies Ltd. – In June 2001, Orev entered into an agreement with Camden Trading Ltd. Inc. for the establishment of a new Israeli company, Actech Access Technologies Ltd., which would develop, manufacture and market electronic access control systems. Orev holds 50% of the outstanding share capital of Actech. Under the agreement, Orev committed to provide Actech with an initial loan in the amount of $65 thousand, and with further loans in an aggregate amount of up to $90 thousand in the event that further financing shall be required for development purposes. As of the date of this annual report, Orev has provided Actech with loans in the aggregate amount of approximately $183 thousand (which is more than the amount which Orev committed to provide under the agreement). These loans are linked to the U.S. dollar and bear an annual interest rate of LIBOR plus 2%. Furthermore, Orev has committed to provide manufacturing and design services for Actech, at cost plus ten percent. As part of this agreement, Orev purchased from Camden Trading Ltd., Inc. know-how in the field of access control systems in consideration for$65 thousand.

        Secucell Ltd. – Orev provided a guarantee to secure a $200 thousand credit facility provided by Bank Hapoalim to Secucell.

        Video Domain Technologies Ltd. – In January 2003, a guarantee previously provided to Video Domain (covering up to $1.1 million) was cancelled. Please see “Capital Expenditures and Divestitures – Other Capital Expenditures” in Item 4.A. In addition, Video Domain has an outstanding debt toward Orev amounting to approximately $382 thousand (representing a shareholders’ loan of $300 thousand and a debt resulting from returned inventory in the amount of $82 thousand). This amount is linked to the U.S. dollar and does not bear an interest. Under an agreement between Orev and Video Domain, dated March 16, 2004, this amount shall be gradually repaid by Video Domain from the sales of its products and we estimate that the amount outstanding shall be fully repaid within four years. For a description of this agreement, please see Item 7.B – Related Party Transactions.

        Count Wise Ltd. – In June 2003, a guarantee previously provided to Count Wise (covering up to $88 thousand) was cancelled when we transferred our entire holdings in Count Wise (constituting 15% of its share capital) to a private entity.

        We intend to fund any remaining commitment with our working capital and if necessary, with bank credit.

        We believe that our working capital is sufficient for our present requirements and future plans and we do not anticipate any liquidity problems arising from any legal or economic restrictions that may affect our ability to transfer funds from our subsidiaries.

         C.          RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        All of our manufacturing and research and development activities take place in Israel, except for a portion of our development and research that is performed in New Zealand. We are engaged in programs to develop and improve products, as well as to develop new and improved manufacturing methods. Expenditures for research and development activities engaged by us were approximately NIS 5.2 million in 2003, NIS 5.4 million in 2002 and NIS 4.9 million in 2001. Following an increase of our research and development expenses since 1999, during the years 2002 and 2003, our research and development expenses remained substantially the same, as we believe them to be sufficient to implement our growth and development strategy.

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

        The security and alarm industry is evolving through the introduction of new technologies, particularly specialized systems such as integrating wireless video and high performance detection applications. Orev has responded to these worldwide trends by expanding its product lines in those areas and enhancing its direct sales and marketing efforts through our recent acquisitions of local distributors and business partners. We have been focusing our research and development efforts in the area of outdoor detection security systems, alarm panels and communication solutions.

        As part of our strategy, we have recently developed improved external sensing devices systems. In addition, the proprietary technologies of our subsidiaries, Freelink Ltd. and ArrowHead Alarm Products Ltd. are serving as the basis for the development of Orev’s newest wired and wireless alarm panels and accessories.

         E.          OFF-BALANCE SHEET ARRANGEMENTS

        We do not have off-balance sheet arrangements (as such term is defined in Item E(2) of the Form 20-F) that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

         F.          TABULAR DISCLOSRE OF CONTRACTUAL OBLIGATIONS

The following is a schedule showing our aggregate financial commitments (in NIS thousands):

	Payment Due in NIS by Period (in thousands as of December 31, 2003)
Contractual Obligations	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years

Long Term Debt*	19,585	9,078	7,453	3,054	-
Operating Leases	1,720	1,245	475	-	-
Other Long-Term
Obligations	5,306	-	-	-	5,306

Total Contractual
Obligations	26,611	10,323	7,928	3,054	5,306

* We have a line of short-term and long-term credit with our bank amounting to approximately NIS 50 million, of which approximately NIS 5.5 million have not been utilized.

	Amount in NIS of Commitment Expiration Per Period (in thousands as of December 31, 2003)
Other Commitment Obligations	Total Amounts Committed	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years

Short Term Loans*	25,030	25,030	-	-	-
Standby Letters of
Credit	663	-	-	663	-
Guarantees	1,971	-	-	-	1,971

Total Other
Commitment
Obligations	27,664	25,030	-	663	1,971

* We have a line of short-term and long-term credit with our banks amounting to approximately NIS 50 million, of which approximately NIS 5.5 million have not been utilized.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

          A.         DIRECTORS AND SENIOR MANAGEMENT

          The following persons are our directors, senior management and employees upon whose work we are dependent:

Name(1)	Age	Position

Meir Jacobson	52	Chairman of the Board
Shmuel Melman(2)	52	Director and Chief Executive Officer of Crow and Orev
Monique Bennoun–Melman (3)	41	Director
Ze’ev Avraham Slavin(4)	50	Director
Kasriel Shemtov(4)	36	Director
Alexander Werber	49	Independent Director
Uri Bar-Ner	69	Independent Director
Jacob Batchon	31	Financial Officer of Orev
Noel E. Jennings	47	Chief Executive Officer of ArrowHead

(1) The table lists our directors and senior management as of the date hereof. The following persons also served on our board during 2003: (1) Mr. Zvi Barinboim served as our director and CEO on behalf of Silverboim, our previous control person, until August 13, 2003, on which date he resigned as per the agreement for the sale of Silverboim’s shares to Mr. Melman (see “Recent Developments – The Sale of Silverboim’s Holdings” in Item 4.A above); (2) Ms. Osnat Gull served as our director until May 27, 2003, on which date she resigned; (3) Mr. Eyal Fahima served as our director on behalf of Gmul until March 22, 2004, on which date he resigned as per Gmul’s agreement for the sale of its entire holdings in us (see “Recent Developments – The Sale of Gmul’s Holdings” in Item 4.A above).

(2) Mr. Melman is a party to a shareholders’ agreement pursuant to which, among other things, he is entitled to nominate two directors to the board .The shareholders’ agreement also provides that if the parties thereto agree on the identity of an additional director, they shall all vote in concert for his/her appointment.  For the description of the shareholders’ agreement, see “Recent Developments – Shareholders’ Agreement” in Item 4.A above. Mr. Melman is married to Ms. Monique Ben-Noun Melman.

(3) Ms. Monique Ben-Noun Melman is married to Mr. Shmuel Melman.

(4) Appointed on December 28, 2003. Serves as designee of Sender Holdings Inc, Mr. Abram Silver (the controlling person of Sender) and Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak), who are parties to a shareholders’ agreement pursuant to which, among other things, they are entitled to nominate two directors to the board. The shareholders’ agreement also provides that if the parties thereto agree on the identity of an additional director, they shall all vote in concert for his/her appointment.  For the description of the shareholders’ agreement, see “Recent Developments – Shareholders’ Agreement” in Item 4.A above.

          Meir Jacobson has served as Chairman of our board of directors since January 2000 and his term of service as our director was last renewed by our shareholders on March 11, 2004.  Since December 2003, Mr. Jacobson serves as managing partner, Head of Corporate Finance, in Poalim Capital Markets, the investment banking arm of Bank Hapoalim (Israel’s largest bank). From the year 2000 and until September 2003, Mr. Jacobson has served as the Chief Executive Officer of Bridge Investment House Ltd., an Israeli investment banking firm.   Prior to that time, Mr. Jacobson was the general manager of Nechasim M. I. Ltd., an Israeli governmental company established for the purpose of engaging in the privatization of banks in Israel.   Mr. Jacobson is also a director of Ilex Medical Ltd. (formerly known as Orsys Ltd.), a publicly traded company.  Mr. Jacobson has a B.A. degree in Economics and Accounting from Tel-Aviv University.

          Shmuel Melman is a founder of Orev and has served as the Chief Executive Officer of Orev since its inception in 1982.  Since 1999, Mr. Melman also serves as our director and his term of service was last renewed by our shareholders on March 11, 2004. Mr. Melman was appointed the Chief Executive Officer of Crow on December 28, 2003. Mr. Melman is married to Ms. Monique Bennoun-Melman.

          Monique Bennoun–Melman has served as our director since July 2000 and has been Orev’s manager of marketing and sales since 1994 (excluding the period between 1997 and 1998).  Ms. Bennoun-Melman’s term of service as our director was last renewed by our shareholders on March 11, 2004. Previously Ms. Bennoun-Melman has fulfilled numerous marketing positions including in the International Sales Division of Tadiran Telecommunications Ltd. International between 1992 and 1994 and as a sales manager in Mennen Medical Ltd. from 1989 to 1991. Ms. Bennoun-Melman is a graduate of the Institute of Political Studies in Paris, France and has an M.B.A. from the Hebrew University in Jerusalem.  Ms Bennoun-Melman is also married to Mr. Shmuel Melman.

          Ze’ev Avraham Slavin was elected to serve as our director on December 28, 2003 and his term of service was renewed by our shareholders on March 11, 2004. Mr. Slavin is currently serving as a senior lecturer in a Jerusalem Talmudic College. Until 2002 Mr. Slavin has served as the CEO of several corporations engaged in the poultry industry. Mr. Slavin has received Rabbinic Ordination in 1980.

          Kasriel Shemtov was elected to serve as our director on December 28, 2003 and his term of service was renewed by our shareholders on March 11, 2004. Mr. Shemtov currently serves as a director of the Mayanot Institute of Jewish Studies and an organizer of Birthright Israel Program. In addition, Mr. Shemtov is engaged in real-estate in New York.  Previous engagements include serving as a community Rabbi and coordinating various religious activities in Russia, Ukraine and Kazakhstan. Mr. Shemtov has received Rabbinic Ordination, has a B.A. in Jewish Law and is a graduate of Oholey Torah Institutions NY.

          Alexander Werber was elected to serve as an independent director by our shareholders on September 24, 2000. On March11, 2004, our shareholders appointed Mr. Werber to serve as our independent director for another term of three years. Mr. Werber serves as the Chairman of our Audit Committee.   Mr. Werber currently provides outsourced financial services to small and mid-sized companies seeking financial solutions.  In the past Mr. Werber fulfilled financial positions in several Israeli high-tech companies such as Vcon Telecommunications Ltd., Rada Electronic Industries Ltd., CTMotin Ltd., and  Norkom Technologies Ltd. and also co-founded Cellpay Ltd.  Mr. Werber holds a B.A. degree in Economics from Tel Aviv University and is a Certified Public Accountant.

          Uri Bar-Ner was elected to serve as our independent director by our shareholders in February 2003.  Mr. Bar-Ner is a former Ambassador of Israel to Turkey, where he was engaged in promoting economic business and trade relations between the two countries.  Mr. Bar-Ner served as Consul General to Chicago and Deputy Consul General to New York where he concentrated in developing economic relations between Israel and the U.S.A. Mr. Bar-Ner presently serves as Co-Chairman of medical Development for Israel and is in charge of raising funds and public relations for the t Schneider Children’s Medical Center.  Mr. Bar-Ner was the deputy Director General of the Ministry of Foreign Affairs and served in diplomatic missions in Europe and Asia. Mr. Bar-Ner has a B.A in international relations and history from the Hebrew University of Jerusalem and an M.A. in political science from Emory University in Atlanta Georgia, U.S.

          Jacob Batchon has served as Orev’s controller since July 2001 and currently serves in the capacity of our financial officer. Prior to his employment with us, Mr. Batchon worked for two years in an accounting firm. Mr. Batchon is a Certified Public Accountant. He has a B.A. degree in Economics from the Hebrew University of Jerusalem and a B.A. degree in Business and Accounting from the College of Management, Rishon Lezion.

          Noel E. Jennings is the CEO of ArrowHead Alarm Products Ltd., our New Zealand subsidiary. Mr. Jennings has founded this corporation in 1986 and has served as its CEO since its inception. Mr. Jennings’ previous employment was also related to the security industry, where he was employed as a security sales engineer.  Mr. Jennings is a certified radio & television technician.

          Our articles of association provide for a board of directors of not fewer than five (5) members and not more than twelve (12) members. In addition, our articles provide that until otherwise resolved, the number of members of the board shall be 8. Our board of directors is presently comprised of seven (7) members.  All directors hold office until the next annual meeting of shareholders, except for the independent directors, who hold office for a period of three years from their date of appointment by the shareholders (see Item 6.C below).  Our last annual meeting of the shareholders was held on March 11, 2004. Except for Mr. Jacobson, who serves as our chairman of the board, none of our directors serves under a contract as such and none of our directors is entitled to receive benefits upon termination of service as such. Mr. Jacobson’s agreement with us provides for a maximum period of three years although each party may terminate the agreement upon a 30 days advanced notice (see “Related Party Transactions” in Item 7.B).

          The shareholders’ agreement among Mr. Melman, Sender Holdings, Mr. Silver (the controlling shareholder of Sender Holdings) and Mr. Eilenberg (through a trustee, Mr. Asher Barak) provides, among other things, that Mr. Melman shall be entitled to appoint two directors; Sender, Silver and Eilenberg shall be entitled to appoint two directors, and should Melman, Sender and Eilenberg agree on the identity of a fifth director, they shall all vote in concert for his/her appointment. As of the date of this report, Ms. Bennoun-Melman and Mr. Melman serve as the designees of Mr. Melman; Mr. Slavin and Mr. Shemtov serve as designees of Sender Holdings, Mr. Silver and Mr.  Eilenberg (through a trustee, Mr. Asher Barak); and Mr. Jacobson serves as the shared designee of Mr. Melman, Sender, Mr. Silver and Mr. Eilenberg. For a detailed description of the shareholders’ agreement, see “Recent Developments – Shareholders’ Agreement” in Item 4.A above.

          B.          COMPENSATION

          The aggregate direct compensation paid to or accrued for the account of our principal officers and directors as a group during the fiscal year 2003 was approximately $989 thousand, compared to approximately $950 thousand in 2002. This amount includes the following compensation, if and to the extent paid or accrued during 2003: directors’ fees, officers’ compensation bonuses, amounts set aside or accrued to provide pension, retirement, insurance or similar benefits, amounts expended by us for automobiles made available to our officers and expenses (including business association dues and expenses) for which directors were reimbursed. From the amount set forth above, the aggregate direct compensation for 2003 paid to or accrued for the account of our directors and principal officers of all of our subsidiaries, including Crow Electronic Engineering Ltd. (Orev), was approximately $682 thousand compared to approximately $718 thousand in 2002.  The total amount set aside or accrued by us to provide pension, retirement, insurance or similar benefits to our directors and principal officers for the year 2003 was approximately $60 thousand.

          With respect to 2003, Silverboim is entitled to a remuneration of approximately NIS 1 million; and Mr. Melman and Ms. Monique Bennoun-Melman were collectively remunerated a total amount of NIS 1.4 million. For our arrangements with Mr. Melman, Silverboim and Ms. Bennoun-Melman, please see “Related Party Transactions” in Item 7.B below.

          Each of our directors (except for Mr. Jacobson) receives an annual fee of approximately $3,400 and an attendance fee of approximately $115 per meeting attended. Pursuant to our agreement with Mr. Jacobson, our chairman of the board, he receives a monthly amount of $3 thousand (see “Related Party Transactions” in Item 7.B below).

          In September 2000, our audit committee resolved to provide Messrs. Zvi Barinboim and Shmuel Melman with bonuses for each of the years 2000 through 2002 should their efforts to raise our value and enlarge our income be successful.  The bonuses were to be granted in the event that Orev’s profits for these years shall exceed the amount of Orev’s profits for 1999 plus a certain percentage thereof, in which case, Messrs. Melman and Barinboim were to receive 10% of such excess amount.   However, Orev’s profits during these years did not merit the bonuses and Messrs. Melman and Barinboim did not receive any cash bonuses pursuant to this formula.

          C.          BOARD PRACTICES

          Independent Directors.  The Israeli Companies Law, 1999 (the “Companies Law”), became effective on February 1, 2000.  Under the Companies Law, “public companies” incorporated under the laws of Israel are required to appoint two independent, or external, directors who reside in Israel.

          The term “public company” as used in the Companies Law and in this report means a company whose shares are publicly traded or a company whose shares were offered to the public under a prospectus and are held by the public.

          A person may not be appointed as an independent director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment as independent director, or had, during the preceding two years, any “affiliation” with (i) the company, or (ii) any entity or person controlling the company or (iii) any entity controlled by the company or by the controlling person of the company on the date of appointment or during the preceding two years.  The term “affiliation” as used in the Companies Law includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; or
•	service as an “office holder”, except if such service was for a period of not more than three months during which time the company has initially offered its shares to the public.

          The term “office holder” as used in the Companies Law and in this report means any of the following: (i) director, (ii) general manager (CEO), (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) any other person serving in the capacity of any of the forgoing positions without regard to such person’s title, and (vii) another officer directly subordinate to the general manager.

          A person may not serve as an independent director if the person’s position or other business creates, or may create a conflict of interest with the person’s responsibilities as an independent director or may adversely impact such person’s ability to serve as an independent director. In addition, a director serving in one company (the first company) shall not be appointed as an independent director in another company (the second company) if at the same time, a director serving in the second company also serves as an independent director in the first company.

          Under the Companies Law, each committee, empowered to exercise any of the authorities of the company’s board of directors, is required to include at least one independent director.  The term of an independent director’s service is three years and he/she may be elected for an additional three years period.  Independent directors must be elected by a majority vote of the shareholders in a general meeting, provided that either: (i) such majority includes at least one third of the total votes of the shareholders preset at the meeting who are not the controlling persons of the company, or (ii) that the total votes against the election, by shareholders who are not the controlling persons of the company, do not constitute more than one percent of the total voting rights in the company. If Independent directors cease to meet the statutory qualifications for their appointment, or if they violate their duty of loyalty to the company, they may be removed by a special resolution of the shareholders (requiring the same special majority that is required for their appointment), or by a court order.

          Our two independent directors are Alexander Werber and Uri Bar-Ner.

          Audit Committee; Internal Auditor.   Pursuant to the Companies Law, the board of directors of a public company must appoint an audit committee, as well as an internal auditor.  The audit committee must be comprised of at least three directors, including all of the independent directors.  The audit committee may not include the chairman of the board, any director employed by the company or providing services to the company on a regular basis, or a controlling shareholder or his relative.  The role of the audit committee is to uncover and to discuss defaults in the management of our business by, inter alia, consulting with our independent auditors and/or with our internal auditor and recommending to the board of directors methods for their correction; and to decide whether to approve certain related party transactions which require its approval under the Company Law.

          The internal auditor is appointed pursuant to the recommendation of the audit committee and may not be an “interested party” or office holder, or a relative of any interested party or office holder, and may not be the company’s independent accountant or anyone on its behalf.  The role of the internal auditor is to examine, among other things, whether actions taken by the company comply with the law, the agreements to which the company is a party, the resolutions of the board and other internal procedures of the company. Following his review, the internal auditor must submit his report to the chairman of the board, the chief executive officer and the chairman of the audit committee. The internal auditor may not be removed from his office without his/her consent, unless the board of directors has resolved to so remove him/her following the receipt of the audit committee’s stand and after the internal auditor had a reasonable opportunity to preset his view before the board and audit committee.

          The term “interested party” as used in the Companies Law and in this report means a person holding five percent or more of the outstanding share capital of the company or of its voting rights, a person who has the authority to appoint the CEO or one or more directors, or a person who serves in the company as a director or CEO.

          As of the date of this report, the members of our audit committee are Alexander Werber, Uri Bar-Ner and Ze’ev Avraham Slavin. Our board of directors nominated Mr. Ze’ev Avraham Slavin to replace the position vacated by Mr. Fahima, who resigned from his position as a director in March 2004.

          Daniel Shapira CPA (Israel) is our internal auditor.

          An independent director is entitled to compensation and reimbursement of expenses as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an independent director.

          For details regarding service agreements and expiration of terms of service of the non-independent directors, see Item 6.A. above.

          D.          EMPLOYEES

          The following table sets forth the total number of our subsidiaries’ employees at the end of each of the past three years, and a breakdown of persons employed by main category of activity and geographic location:

	Year Ended December 31,

	2001	2002	2003

By area of activity:
Manufacture and Production*	139	144	154
Research and Development	31	38	44
Sales and Marketing	17	17	19
Administration and Management	34	28	28
Total	221	227	245
By geographic location (out of total):
Israel	199	203	221
Australia	8	10	12
New Zealand	14	14	12
*During 2003 we have employed 10 temporary employees on an average in this area of activity.

          Crow has employed only a CEO during the past three years. Currently, Mr. Melman, who serves as Crow’s CEO and Mr. Batchon, the financial officer of Orev who also serves in the capacity of Crow’s financial officer, receive their compensation from Orev. We plan to appoint Mr. Batchon as Crow’s financial officer and to negotiate employment agreements between Mr. Batchon and Crow, and between Mr. Melman and Crow. Under both agreements, these two officers will receive their compensation from Crow (instead of Orev) and shall be deemed its employees.

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

          Israeli law generally requires that employers pay severance benefits upon the retirement or death of an employee or the termination of employment without due cause. We currently fund our ongoing severance obligations by contributing funds on behalf of our senior employees to a fund known as the “Managers’ Insurance.” This fund provides a combination of savings plan, life insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay, if legally entitled to, upon termination of employment. We decide on a case by case basis whether an employee is entitled to participate in the plan, and each such employee who agrees to participate contributes an amount equal to 5% of his or her salary and the employer contributes between 13.3% and 15.8% of the employee’s salary. In addition, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, an agency, which is similar to the United States’ Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The employer is required to remit to the National Insurance Institute an amount equal to 5.93% of its employees’ wages; and the employee is required to remit to the National Insurance Institute an amount equal to a percentage ranging between 4.5% and 10.38% of his wages, depending on his wages’ level.

          E.          SHARE OWNERSHIP

          The following sets forth, as of July 13, 2004, the share ownership of our directors and executive officers. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.

Name of Director/Officer(1)	Number of Ordinary Shares Beneficially Owned (2)	Number of Options/Warrants Exercisable Within 60 Days	Percentage of Total Shares(2)

Meir Jacobson	179,543	0	4.11%
Shmuel Melman (3)	3,076,371	0	70.3%
Jacob Batchon	21,862	0	0.5%
Noel E. Jennings (4)	*	0	*
Shemtov Kasriel	*	0	*
Ze’ev Avraham Slavin	*	0	*
Yosef Harel (5)	*	0	*

*owns less than one per cent of our outstanding share capital.

(1)

This table includes only current directors and officers. Until August 13, 2003, Zvi Barinboim, the controlling person of Silverboim, has served as our director and CEO. Immediately prior to that date Mr. Barinboim was deemed the beneficial owner of 2,039,892 of our shares held by Silverboim, our then controlling person, and of 181,057 of our shares with respect to which Silverboim had the voting power. These holdings constituted a total of 50.8% of our outstanding shares capital.  Mr. Barinboim disclaimed beneficial ownership of the securities owned by Silverboim, except to the extent of his pecuniary interest in those securities.

(2)

Percentages in this column are based on 4,372,275 ordinary shares outstanding as of July 13, 2004.  There are no outstanding options/warrants, which are exercisable within 60 days of July 13, 2004. ‘Beneficial ownership’ is determined in accordance with the rules of the Securities and Exchange Commission (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) and shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for the purposes of determining the percent owned by such person or group. To our knowledge, the persons and entities named in the table above are believed to have sole voting and investment power with respect to all ordinary shares shown as owned by them, except as described below.

(3)

Mr. Melman directly holds 1,393,114 of our ordinary shares, constituting 31.86% of our outstanding share capital.  In addition, Mr. Melman is a party to a shareholders’ agreement with Sender Holdings Inc., Mr. Silver (the controlling shareholder of Sender Holdings) and Mr. Eilenberg (through a trustee, Mr. Asher Barak), which regulates the parties’ vote with respect to the election of directors and provides for certain rights of first refusal in connection with the shares. Sender Holdings Inc. directly holds 397,352 of our ordinary shares, constituting 9% of our outstanding share capital, Mr. Silver directly holds 219,239 of our ordinary shares, constituting 5% of our outstanding share capital, and Mr. Eilenberg (through a trustee, Mr. Barak) directly holds 1,066,666 shares, constituting 24.4% of our outstanding share capital. Based on the information above, Mr. Melman may be deemed the beneficial owner of a total of 3,076,371 shares.

(4)

Received the shares as partial consideration for the sale of 51% of the share capital of ArrowHead Alarm Products Ltd. to Orev. A portion of the shares is still held in trust pursuant to the terms of the agreement between the parties.

(5)

Received the shares as partial consideration for the sale of 60% of the share capital of Crow Australia Pty Ltd. to Orev. A portion of the shares is still held in trust pursuant to the terms of the agreement between the parties.

Employee Share Option Plans

          As of the date of this report, we do not have any arrangements for involving the employees in our capital, including any arrangement that involves the issue or grant of our options or shares or securities.  However, we intend to formulate a share option plan for our employees and have informed some of them of our intention.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

          A.         MAJOR SHAREHOLDERS

          As of July 13, 2004, we are controlled by the following natural and legal persons:  Mr. Melman directly holds approximately 31.86% of our outstanding share capital; Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak) directly holds approximately 24.4% of our outstanding share capital; Sender Holdings Inc. directly holds approximately 9% of our outstanding share capital and Mr. Abram Silver, who is the controlling person of Sender, holds approximately 5% of our outstanding share capital. Mr. Melman, Mr. Eilenberg (through a trustee, Mr. Barak), Sender and Mr. Silver (the controlling shareholder of Sender) are parties to a shareholders’ agreement which regulates their voting in connection with the election of directors and provides for certain rights of first refusal with respect to their shares (see “Recent Developments – Shareholders’ Agreement” in Item 4.A above). See also the table below and the notes relating thereto.

Beneficial Ownership of our Shares

          The following table sets forth, as of July 13, 2004, the number and percentage of ordinary shares beneficially owned by our major shareholders (shareholders known to us to beneficially own more than five percent (5%) of our ordinary shares).

Shareholder	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares(1)

Shmuel Melman(2)	3,076,371	70.3%
Jacob Eilenberg (through a trustee, Mr. Asher Barak, Adv.)(3)	3,076,371	70.3%
Sender Holdings Inc.(4)	3,076,371	70.3%
Abram J. Silver(5)	3,076,371	70.3%

(1)

Percent of shares beneficially owned is determined based upon 4,372,275 ordinary shares outstanding as of July 13, 2004.  ‘Beneficial ownership’ is determined in accordance with the rules of the Securities and Exchange Commission (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) and shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for the purposes of determining the percent owned by such person or group. To our knowledge, the persons and entities named in the table above are believed to have sole voting and investment power with respect to all ordinary shares shown as owned by them, except as described below.

(2)

Mr. Melman directly holds 1,393,114 of our ordinary shares, constituting 31.86% of our outstanding share capital. In addition, Mr. Melman is a party to a shareholders’ agreement with Sender Holdings Inc., Mr. Silver (the controlling shareholder of Sender Holdings) and Mr. Eilenberg (through a trustee, Mr. Barak), which regulates the parties’ vote with respect to the election of directors and provides for certain rights of first refusal in connection with the shares. Sender Holdings Inc. directly holds 397,352 of our ordinary shares, constituting 9% of our outstanding share capital, Mr. Silver directly holds 219,239 of our ordinary shares, constituting 5% of our outstanding share capital, and Mr. Eilenberg (through a trustee, Mr. Barak) directly holds 1,066,666 shares, constituting 24.4% of our outstanding share capital. Based on the information above, Mr. Melman may be deemed the beneficial owner of a total of 3,076,371 shares.

(3)

Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak, Adv.) directly holds 1,066,666 of our ordinary shares, constituting 24.4% of our outstanding share capital. In addition, Mr. Eilenberg (through a trustee, Mr. Barak) is a party to a shareholders’ agreement with Mr. Melman, Mr. Silver (the controlling shareholder of Sender Holdings) and Sender Holdings Inc., which regulates the parties’ vote with respect to the election of directors and provides for certain rights of first refusal in connection with the shares. Mr. Melman directly holds 1,393,114 of our ordinary shares, constituting 31.86% of our outstanding shares capital, Mr. Silver directly holds 219,239 of our ordinary shares, constituting 5% of our outstanding share capital, and Sender Holdings Inc. directly holds 397,352 of our ordinary shares, constituting 9% of our outstanding share capital. Based on the information above, Mr. Eilenberg (through a trustee, Mr. Barak) may be deemed the beneficial owner of a total of 3,076,371 shares. To the best of our knowledge, Mr. Barak, who serves as Mr. Eilenberg’s trustee, also serves as the sole director of Sender Holdings Inc.

(4)

Sender Holdings Inc. directly holds 397,352 of our ordinary shares, constituting 9% of our outstanding share capital. In addition, Sender is a party to a shareholders’ agreement with Mr. Melman, Mr. Silver (the controlling shareholder of Sender) and Mr. Eilenberg (through a trustee, Mr. Asher Barak), which regulates the parties’ vote with respect to the election of directors and provides for certain rights of first refusal in connection with the shares. Mr. Melman directly holds 1,393,114 of our ordinary shares, constituting 31.86% of our outstanding shares capital, Mr. Silver directly holds 219,239 of our ordinary shares, constituting 5% of our outstanding share capital, and Mr. Jacob Eilenberg (through a trustee, Mr. Barak) directly holds 1,066,666 of our ordinary shares, constituting 24.4% of our outstanding share capital. Based on the information above, Sender may be deemed the beneficial owner of a total of 3,076,371 shares. Sender Holdings Inc. is a Turks and Caicos Islands corporation which controlling shareholder is Mr. Abram J. Silver, a U.S. Citizen.

(5)

Mr. Silver directly holds 219,239 of our ordinary shares, constituting 5% of our outstanding share capital. Mr. Silver is the controlling person of Sender Holdings Inc. and is also a party to a shareholders’ agreement with Mr. Melman, Sender Holdings and Mr. Eilenberg (through a trustee, Mr. Asher Barak), which regulates the parties’ vote with respect to the election of directors and provides for certain rights of first refusal in connection with the shares. Mr. Melman directly holds 1,393,114 of our ordinary shares, constituting 31.86% of our outstanding shares capital, Mr. Jacob Eilenberg (through a trustee, Mr. Barak) directly holds 1,066,666 of our ordinary shares, constituting 24.4% of our outstanding share capital, and Sender Holdings directly holds 397,352 of our ordinary shares (constituting 9% of our outstanding share capital). Based on the information above, Mr. Silver may be deemed the beneficial owner of a total of 3,076,371 shares.

          None of our major shareholders have different voting rights than each other and/or than our other shareholders.

          For a description of the significant changes in the percentage ownership held by our major shareholders during the past three years, please see “History of Substantial Holdings” and “Recent Developments” in Item 4.A above.

          For a detailed description of the provisions of the shareholders’ agreement by and among Mr. Melman, Mr. Jacob Eilenberg (through a trustee, Mr. Barak), Mr. Silver (the controlling shareholder of Sender Holdings) and Sender Holdings Inc., please see “Recent Developments – Shareholders’ Agreement” in Item 4.A above.

          As of July 12, 2004, we had a total of 33* stockholders of record of which 22* were registered with addresses in the United States.  Our United States holders were as of such date, the holders of record of approximately 58.72%* of our outstanding shares.

* Includes the Depository Trust Company.

          B.          RELATED PARTY TRANSACTIONS

Transactions with our directors and principal officers –

          Orev had an option to sell, at its request, to Mr. Melman (our and Orev’s CEO) all of the ASICs (application-specific integrated circuits) that it holds in its inventory at their adjusted purchase price. The ASICs are used for wireless applications and were specifically designed and developed for our needs. The initial option was valid for a period of two years (ending in June 2004), as long as Mr. Melman is still employed by Orev. Orev did not exercise its option during its initial term. Due to the increase of our wireless line of products, we believe that our need for the ASICs will grow in the near future.  The balance of Orev’s ASICs inventory on December 31, 2003 was valued at approximately NIS 3.4 million, based on their historical adjusted NIS value.

          In the agreement for the acquisition of Orev from 1999, Mr. Zvi Barinboim has agreed to continue to engage in the business development and financial development of Crow for a period of five years. Consequently, our shareholders resolved in May 1999, among other things, that Mr. Barinboim shall provide us with management services through a company owned by him for a period of 5 years. This 5 years period ended in May 2004, and with respect to any period thereafter, there is no obligation to pay either Mr. Barinboim or a company owned by him.

          In the agreement for the acquisition of Orev from 1999, Mr. Melman has agreed to continue his employment with Orev for a period of additional five years from the date of the agreement (May 26, 1999); and under the same terms to which he was entitled in December 1998. This arrangement was approved by our shareholders, and Mr. Melman has been employed as Orev’s CEO under the terms of his employment agreement with Orev which was effective on December 1998.  As of May 26, 2004, this arrangement has expired. Nevertheless, Mr. Melman continues to serve us and we are currently negotiating a new employment agreement to be entered into between him and Crow. Such agreement shall require the approval of our audit committee, board of directors and shareholders.  Mr. Melman currently serves as Crow’s CEO without additional compensation.

          Monique Bennoun-Melman, who is married to Mr. Shmuel Melman, our CEO, serves as our manager of marketing and sales under the terms of our standard employment agreement. No fixed period of employment is prescribed under this agreement.

          On May 26, 2003, following the prior approval of our audit committee, our board of directors approved a service agreement with Mr. Meir Jacobson, the chairman of our board and one of our shareholders. Our shareholders approved this agreement on March 11, 2004. The agreement, effective as of June 1, 2003, provides for Mr. Jacobson’s responsibilities and activities as our chairman of the board and sets his monthly remuneration at $3 thousand.  Under the agreement, Mr. Jacobson is mainly responsible for negotiations with banks and other strategic financial institutions with respect to our credit facilities.  This agreement is in effect for a period of 12 months (commencing on June 1, 2003) and shall be renewed automatically for two additional 12-month periods, although each party may terminate the agreement upon a 30 days advanced written notice.

Transactions with our affiliates and associates -

          The lease arrangement between us and Silverboim, our previous controlling person, which was described in our previous annual report, terminated on March 31, 2003.

          Since July 1999, Crow has been providing management services to Orev in consideration for a monthly payment of NIS 50 thousand.  We are currently finalizing a draft for a new management services agreement between Crow and Orev. We expect that the new management agreement will set forth the various management services that shall be provided by Crow to Orev and its subsidiaries, including oversight of current activities, current accounting and bookkeeping services, strategic planning and business development, credit arrangements and financing transactions with banks and other financial institutions and any other required services, as shall be agreed between the parties from time to time. We also expect that the new agreement will provide that the consideration shall be calculated as a percentage of the consolidated revenues of Orev and its subsidiaries. Such percentage is currently expected to be around 2.5%.    We currently intend that Mr. Melman, Mr. Jacobson and Mr. Batchon shall provide the services on behalf of Crow, in which event we shall act to have Mr. Melman and Mr. Batchon serve as employees of  Crow and not of Orev (as they currently are).  We undertook to utilize any amounts transferred to us from Orev for the purpose of repaying our outstanding debt to Bank Hapoalim. Therefore, transfer of compensation to individual employees shall require the banks’ consent.

          Crow Australia leases its premises from a company under the control of its CEO and one of its shareholders. In January 2003, the lease was extended for an additional period of three years, providing for increasing annual rates, beginning from approximately Australian dollar 81 thousand per annum in the first year of the lease and amounting to approximately Australian dollar 90 thousand per annum in the third year of the lease.

          We are currently negotiating a finder’s agreement with Crow Electronic Engineering Inc., which is controlled by the minority shareholder and CEO of Crow Australia. Crow Electronic Engineering Inc. (in which we do not hold any shares) also serves as our distributor in North America and Mexico (but see the description under the caption “Capital Expenditures and Divestitures – Other Capital Expenditures” in Item 4.A. above).

          On March 16, 2004, Orev entered into an agreement with Video Domain Technologies Ltd., our associate. This agreement settled several competition-related disputes between the parties and contained a waiver of any claims by the parties with respect to the subject matter thereof.  Pursuant to the agreement, Video Domain shall have an exclusive right to use the existing plastic moulds of certain of our products and shall have non-exclusive right to use certain of our existing production plans; and we shall be entitled, subject to the provisions of the agreement, to manufacture and sell certain products which, under a previous agreement, were deemed competitive with the products manufactured by Video Domain. In addition, the agreement provides for the sale to Video Domain of a stock which we previously purchased from it and a resulting increase of the loan amount that Video Domain owes us to a total of $382,168. This amount shall be gradually repaid by Video Domain from the sales of their products (a minimum amount shall be repaid per product sold). Furthermore, under the agreement, certain products of Crow shall be sold to Video Domain at cost until the loan amount is fully repaid, and a cost plus 30% after the loan amount is fully repaid. With respect to certain products developed by Crow for third parties, Crow undertook to use reasonable commercial efforts to include in the design of such products a component that shall be sold by Video Domain. The agreement shall be valid for the longer of the following periods: (i) a period of five years; or (ii) as long as we use our right to manufacture and sell the products which were previously deemed competitive with the products manufactured by Video Domain and for additional five years after we cease to manufacture and sell such products.

          In July 2003, Orev and its partners in ArrowHead (the other shareholders of ArrowHead) have acquired a building in New Zealand to be used primarily for the operations of ArrowHead. The building has been leased to ArrowHead and on the date of the transaction the lease agreement had a remaining period of 10 years. The building was sold to Orev and its partners (in accordance with their respective share of Arrowhead) in ArrowHead subject to that lease. In addition, ArrowHead had an option to prepay the rent for the entire period of the lease in the amount of NZD 1,046 thousand. The agreement provided that in the event that ArrowHead exercises this option, the purchase price of the building shall be NZD 254 thousand and in the event that ArrowHead does not exercise this option, the purchase price of the building shall be NZD 1,304 thousand. In any event, the purchasers (Orev and its partners) shall not enjoy the 10 years rent. ArrowHead exercised its option to prepay the rent and Orev and its partners purchased the building in the amount of NZD 254 thousand.  ArrowHead funded the prepayment and purchase price by means of a 15-year loan from a New Zealand bank, which is secured by a mortgage on the property (provided by the purchasers).  In addition, Orev and its partners have also provided the bank with a direct guarantee in the amount of NZD 266 thousand and NZD 254 thousand, respectively.  See also Item 4.D - Property, Plants and Equipment for an additional description of the building; and Item 5.B - Liquidity and Capital Resources for a description of additional loans provided to ArrowHead by Orev.

          For a detailed discussion of the loans and guarantees that we granted our subsidiaries and associates, see Item 5.B - Liquidity and Capital Resources.

          C.          INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.          FINANCIAL INFORMATION

          A.          CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

          For our financial statements for the year ended December 31, 2003, see Item 18.

          During 2003, our total export sales amounted to approximately NIS 88.7 million, which constitutes 89% of our total sales.

          Except for the tax assessments issued by the Israeli Tax Authorities for the years 1998 (Orev) and 1999 (Crow), with respect to which we have already filed objections, there are no material legal or arbitration proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability. For a discussion concerning the tax assessments please see Item 3.D - Risk Factors, Item 4.A under the caption “Recent Developments” and Item 10.E - Taxation and Government Programs.

          We do not have a policy regarding dividend distribution and have not distributed any dividends since March 1999. Pursuant to our agreement with Bank Hapoalim, Crow is not entitled to distribute any dividends until all amounts due to the bank are fully repaid; and any dividends distributed to Crow by our subsidiaries must be used for the repayment of the amounts still owed to the bank. See also “Recent Developments – New Encumbrances” in Item 4.A and Item 5.B – Liquidity and Capital Resources.

          B.          SIGNIFICANT CHANGES

          For a description of significant events which took place since December 31, 2003, see the descriptions under “Recent Developments” in Item 4.A above and under “related party transactions” in Item 7.B above .

ITEM 9.          THE OFFER AND LISTING

          A.          OFFER AND LISTING DETAILS

Price History of Our Shares

          Our ordinary shares are quoted on the Over The Counter Bulletin Board (OTCBB) under the symbol “CRWTF”, and have been quoted on the OTCBB since March 1995.  This symbol was designated to Crow in October 2000, and it replaces the previous one – SPPPF. There is no non-United States trading market for our ordinary shares.

          The following table sets forth, for the periods indicated, the high and low market prices in U.S. dollars of our ordinary shares as quoted on the OTCBB for the periods indicated.

	High	Low

Annually

Fiscal 1999	$5.25	$1 3/8
Fiscal 2000	$18.50	$4.00
Fiscal 2001	$8.75	$3 15/16
Fiscal 2002	$5.50	$0.75
Fiscal 2003	$3.25	$0.75

Quarterly

First Quarter 2003	$1.05	$0.75
Second Quarter 2003	$1.10	$0.75
Third Quarter 2003	$1.80	$0.75
Fourth Quarter 2003	$3.25	$1.80

Monthly

January 2004	$3.50	$3.25
February 2004	$4.00	$3.50
March 2004	$3.50	$2.30
April 2004	$3.25	$2.10
May 2004	$5.00	$3.25
June 2004	$5.00	$3.25
July 2004 (through July 13, 2004)	$5.10	$4.05

          The foregoing closing bid quotations reflect inter-dealer quotations without retail mark-ups, mark-downs or commissions and may not represent actual transactions.  Furthermore, these quotations are based on broker information which may vary slightly from the actually trading closing bid quotations.

          B.          PLAN OF DISTRIBUTION

Not applicable

          C.          MARKETS

          Our ordinary shares are quoted only on the Over The Counter Bulletin Board under the symbol “CRWTF”, and have been so quoted on the Over The Counter Bulletin Board since March 1995.

          D.          SELLING SHAREHOLDERS

Not applicable

          E.          DILUTION

Not applicable

          F.          EXPENSES OF THE ISSUE

Not applicable

ITEM 10.       ADDITIONAL INFORMATION

          A.          SHARE CAPITAL

Not applicable

          B.          MEMORANDUM AND ARTICLES OF ASSOCIATION

Crow’s registration number at the Israeli registrar of companies is 52-003543-7.

Articles of Association; Israeli Companies Law

Articles of Association

          In February 2000, the Israeli Companies Ordinance (New Version), 1983 was replaced by the Companies Law, 1999 (the Companies Law).  Since our previous articles of association were approved before the enactment of the Companies Law, they were not consistent with all of the new provisions of the Companies Law.  Therefore, on March 11, 2004, our shareholders adopted amended and restated articles of association designed to match the provisions of the Companies Law. Our articles of association provide in Section 2 thereof that we may conduct any legal business and that the purpose of the company is to operate in accordance with business considerations to maximize its profits. We may take into consideration, inter alia, the interests of our creditors, employee and the public interest. Please also see a summarized description of our purposes and activities under the caption “Overview” in Item 4.A.

Our Corporate Practices Under The Israeli Companies Law

          Approval of Transactions under the Companies Law.  The Companies Law codified the fiduciary duties that an office holder owes to a company (for the definition of the term “office holder” please see Item 6.C - Board Practices).  An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.

          The duty of care requires an office holder to act with the same level of skill with which a reasonable office holder in a similar position and circumstances would have acted.  Such duty requires the use of reasonable means to obtain information on the advisability of a given action brought for an office holder’s approval or an action performed by the office holder by virtue of such office holder’s position, and all other information which is significant with respect to those actions.

          The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes the following:  (i) a duty to avoid conflicts of interest between such office holders’ position in the company and other positions that he/she holds , and to avoid conflicts of interest between such office holder’s position in the company and his/her personal affairs; (ii) a duty to avoid competition with the company’s business; (iii) a duty to avoid exploitation of any business opportunity of the company for such office holders’ own benefit or for the benefit of others; and (iv) a duty to disclose to the company any information or documents relating to the company’s affairs which such office holder received due to his or her position in he company.  However, a company may approve such actions, in accordance with the forms of approval required by law (as describe below), provided that the office holder acts in good faith, the action or its approval is not detrimental to the company and he or she has disclosed the nature of his “personal interest” to the company a reasonable time before the date of the meetings convened to discuss the approval.

          The term “personal interest”, as used in the Companies Law and in this report means a personal interest of a person in an action or transaction of the company, including the personal interest of his/her relative, and the personal interest of another corporation in which such person or his/her relative are interested parties; and except for a personal interest resulting only from the ownership by such persons of shares in the company (for the definition of the term “interested party”, please see Item 6.C – Board Practices)

          A company may not release an office holder from his/her liability with respect to a breach of his/her duty of loyalty. A company may, under certain circumstances: release an office holder from his/her liability in connection with a breach of his/her duty of care; insure the liability of its office holders; or indemnify its office holders against certain obligations and expenses.  Crow has provided in its articles of incorporation for the possibility to release, insure and indemnify its office holders subject to the provisions of the Companies Law.  For a further discussion of this matter, please see the last section of this sub-item.

          The Israeli Companies Law requires that an office holder and a controlling person who know that they have a personal interest in an existing or proposed transaction of the company, promptly disclose to the company the nature of such personal interest and all related material information.  There is no duty to disclose the personal interest of an office holder or a controlling person if such personal interest is merely the personal interest of their relative in a transaction that is not an “extraordinary transaction”.

          The term “extraordinary transaction” as used in the Companies law and in this report means a transaction that is outside the ordinary course of business, or not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities.

          The following describes the forms of approval generally required for certain related party transactions.

          Non-extraordinary transactions between a company and its office holder and other non-extraordinary transactions of the company in which an office holder has a personal interest - must be approved by the board of directors, unless the articles of association provide for another way of approval.

          Extraordinary transactions between a company and its office holder, other extraordinary transactions of the company in which an office holder has a personal interest, and the grant of a release from duty of care, indemnification or insurance to an office holders who is not a director -  must be approved by the audit committee and the board of directors. These transactions require the additional approval of the company’s shareholders if the majority of the board of directors has a personal interest in the transaction.

          A transaction between a company and its director with respect to his/her terms of service as a director (including those relating to the grant of a release from the duty of care, indemnification and insurance) and a transaction between the company and its director with respect to hits terms of service in other positions – must be approved by the audit committee, board of directors and shareholders of the company.

          An extraordinary transaction between a public company and its controlling person, another extraordinary transaction of a public company in which the controlling person has a personal interest (including an extraordinary private placement), and a transaction between a public company and its controlling person ,who also serves as an office holder or another employee in the company – must be approved by the audit committee, the board of directors and a special majority of the shareholders of the company. The majority required is such that either: (i) the majority includes at least one third of the total votes of the shareholders preset at the meeting who do not have a personal interest in the approval of the transaction, or (ii) the total votes against the approval of the transaction, by shareholders who do not have a personal interest in the approval of the transaction, do not constitute more than one percent of the total voting rights in the company. For the definition of the term “public company” please see Item 6.C – Board Practices.

          The term “controlling shareholder” as used in this report means a shareholder that has the ability to direct the company’s activities (except if such ability results merely from serving as a director or otherwise in the company), including a shareholder that holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company.

          A director who has a personal interest in the approval of a transaction (except for non-extraordinary transactions between a company and its office holder and other non-extraordinary transactions of the company in which an office holder has a personal interest) may not be present at a board or audit committee meeting convened for the purpose of approving such transaction, unless the majority of the board or audit committee members have personal interests in the transaction.

          Duties of a Shareholder.  Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and the other shareholders, and must refrain from improperly exploiting his power in the company, including, among other things, when voting in the general meeting of the shareholders on the following matters:

•	any amendment to the articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	approval of certain related party transactions which require the approval of the shareholders.

          In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a vote at a shareholder meeting and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder or has any other power toward the company, is under a duty to act in fairness toward the company.

          Mergers and Acquisitions.  Under the Companies Law, a merger must be approved by the board of directors and shareholders of each of the merging companies.  In the event that the shares of a merging company are held by the other merging company or by a person holding 25% or more of the voting rights or of the rights to nominate directors in the other merging company, then the merger shall not be approved if a majority of the shareholders present in the meeting - who are not part of, or related to, the other merging company or the said 25% shareholder - object to the merger.  If the target company’s capital stock is divided into different classes of shares, the merger must be approved at meetings of the shareholders of each class.  Under certain circumstances, a court may allow a merger which was not approved by the requisite majority or by all class meetings, provided that such merger is reasonable and fair.   Other than in specific situations, the Companies Law does not require court approval of a merger.   Upon the request of a creditor of any of the merging companies, the court may delay or prevent the merger if it concludes that there is a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of the merging company.   In addition, a merger may be completed only after 70 days have passed from the time that the approvals of the board of directors for the merger have been filed with the Israeli Registrar of Companies.  A company who has major creditors (as defined in the Companies Law) and a company whose securities are listed for trade in a foreign exchange must publish a notice of the merger offer in a newspaper in the country where most of its major creditors reside or where its securities are traded, as the case may be.

          Under the Companies Law, an acquisition of shares of a public company must be made by means of a tender offer if: as a result of the acquisition, the purchaser will become the holder of 25% or more of the voting rights in the company,  and there is no other holder of 25% or more of the voting rights in the company; or, as a result of the acquisition, the purchaser will become a holder of 45% or more of the voting rights of the company, and there is no other holder of 50% of the voting rights in the company.

          In the event that, following an acquisition of shares of a company whose shares are publicly traded in an exchange, the acquirer will hold 90% or more of the shares or a class of shares of the company, then the acquirer must offer to acquire all of the shares (or such class of shares) of the company through a tender offer.  If a tender offer to acquire all of the shares of a company was accepted by at least 95% of the offerees, then the shares of those who did not accept the offer shall also be transferred to the offeror’s ownership.

          Dividend and Liquidation Rights.  We may declare a dividend out of profits legally available therefore so long as there is no reasonable concern that the distribution shall inhibit the company’ ability to comply with its existing and expected obligations when due. Dividend may be paid to holders of our ordinary shares proportionally to the par value of each share and in accordance with the rights attached to the shares. Holders of dormant shares (among other things, shares which were forfeited or acquired contrary to certain provisions of the law regarding tender offers) shall not be entitled to participate in the distribution. A shareholder who did not paid the entire consideration for the shares issued to him, will be entitled to participate in the distribution in proportion to the amount paid by him.    Declaration of a dividend requires a resolution of our board of directors.  In the event of our liquidation, after satisfaction of liabilities to creditors, the legally available surplus of our assets will be distributed to the holders of ordinary shares as if it was dividend.   Such rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

          Voting, Shareholder Meetings and Resolutions.  Holders of our ordinary shares have one vote for each share held on all matters submitted to a vote of shareholders.  Such voting rights may be affected by a future grant of any special voting rights to the holder of a class of shares with preferential rights.  Our articles of association and the laws of Israel do not restrict the right to own or vote our shares by nonresidents or foreign shareholders (except with respect to residents of countries that are in a state of war with Israel).

          An annual general meeting of the shareholders is required to be held once every year and not later than 15 months after the date of the last annual meeting.  The board of directors may convene extraordinary shareholders meeting; and upon request of any two directors or one quarter of the directors then serving, the board of directors must convene an extraordinary shareholders meeting.  In addition, shareholders who hold at least 5% of our shares and at least 1% of our voting rights, or a shareholder who holds at least 5% of our voting rights, may demand that the board of directors convene an extraordinary meeting.  If the board of directors does not convene the meeting within twenty-one days from the date of the demand, then the directors who demanded the meeting or the demanding shareholders or any of them who hold more than one-half of the voting rights of all of them, may convene the meeting, provided that the meeting may not be convened if three months have elapsed since the date of the demand.

          The quorum required for a general meeting of shareholders (whether annual or extraordinary) consists of at least two shareholders present in person or by proxy and holding, or representing, at least 40% of the voting rights of the company.  A meeting adjourned for lack of a quorum is adjourned to the same day of the next week at the same time and place or such time and place as the board determines.  If at such reconvened meeting a quorum is not present within one half hour from the time set for the meeting, the meeting will take place no matter who is present; provided however, that if the meeting was convened upon the demand of demanding shareholder or by demanding shareholders and a quorum is not present after half an hour from the time specified for the commencement of the postponed meeting, the meeting will not take place unless shareholders required for convening an extraordinary meeting by shareholders are present.

          Resolutions of the general meeting are adopted by a simple majority, unless a different majority is prescribed by our articles of association or by law. Our articles of association provide that amendments thereto which require a shareholder to acquire additional shares or to increase the scope of his liability to the company will not be binding without the consent of the shareholder; and that any other amendment to the articles shall be adopted by a resolution of a simple majority of the shareholders voting at a general meeting. Special majority is required, among other things, with respect to certain mergers, certain transactions involving personal interests of controlling persons and a compromise or arrangement between a company and its creditors or shareholders (including restructuring of share capital).

          Transfer of Shares and Notice.  Fully paid ordinary shares are freely transferable in Israel subject to securities laws.  Each shareholder of record is entitled to receive at least twenty-one days prior notice of shareholders’ meetings.  For purposes of determining the shareholders entitled to notice, the board of directors may fix the record date not more than forty and not less than four days prior to the date of the meeting.

          Election of Directors.  Holders of our ordinary shares do not have cumulative voting rights in the election of directors.  Therefore, the holders of ordinary shares conferring more than 50% of the voting power have the power to elect all of the directors. A shareholder or a group of shareholders that hold(s) at least 9% of our issued share capital may propose candidates for the election as directors. A director may also propose candidates for the election as directors. If appointing of more than one director is on the agenda of the general meeting, then all the new directors will be appointed together in one vote (in a “package”).The board of directors may appoint a director at any time, either to fill the place of a director whose appointment expired, or in addition to the existing directors, provided that the number of the whole board is less than 8. Our articles of association do not set age limitations with respect to our directors, and the directors are not required to hold qualifying shares. Subject to the provisions of the Companies Law and our articles of association, a company may serve as a director, and a director may nominate an alternate. For the election of independent directors, see Item 6.C – Board Practices. Our controlling shareholders are parties to a shareholders’ agreement and effectively control the ability to nominate members of the board of directors.  For a description of the shareholders’ agreement, see “Recent Developments – Shareholders’ Agreement” in Item 4.A.

          Insurance, Indemnification and Release.  As provided above, our articles of association allow for indemnification of office holders for certain liabilities incurred in connection with acts performed in their capacities as office holders.  Under certain circumstances:  (1) we may indemnify our office holders retroactively; and (2) we may make an advance undertaking vis-à-vis an office holder to indemnify him or her in respect of certain limited events and amounts.  We are precluded from granting a release, insuring or indemnifying an office holder for any of the following:

•	a breach of his or her duty of loyalty, unless the office holder acted in good faith and had reasonable grounds to assume that the action would not harm the company;

•	an intentional or reckless breach of his or her duty of care;

•	an act done with the intent to unlawfully realize personal gain; or

•	a penalty or a fine levied on him/her.

          We currently maintain in effect officers and directors liability insurance policies. For the current period of insurance, such policies require the approvals of the appropriate company’s organs.

          C.          MATERIAL CONTRACTS

          For a summary of our material contracts, see “Capital Expenditures and Divestitures” and “Recent Developments” in Item 4.A, and “Related Party Transactions” in Item 7.B.

          D.          EXCHANGE CONTROLS

          Under current Israeli regulations, any dividends or other distributions paid in respect of our ordinary shares purchased by nonresidents of Israel with certain non-Israeli currencies (including dollars) and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of our securities to an Israeli resident, may be paid in non-Israeli currencies (including US dollars) or, if paid in NIS, may be converted into freely repatriable currencies at the rate of exchange prevailing at the time of conversion -  pursuant to the general permit issued under the Israeli Currency Control Law, 1978, provided that Israeli income tax has been paid on (or withheld from) such payments.  Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date payment is made in U.S. dollars.
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

General Corporate Tax Structure

          Until December 31, 2003, Israeli companies were generally subject to “Company Tax” at the rate of 36% of taxable income. However, as of January 1, 2004, pursuant to an amendment to the Israeli Tax Ordinance from June 2004, the tax rates applicable to Israeli companies will gradually decrease, reaching in the year 2007 a rate of 30%. The effective tax rate payable by a company that derives income from an Approved Enterprise (as further discussed below) may be reduced as described below. Under the Income Tax Law (Inflationary Adjustments) 1985, income for tax purposes is measured in terms of earnings in NIS, considering the Israeli CPI.

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

          Taxable income of a company derived from an Approved Enterprise is subject to company tax at the rate of up to 25% (rather than the rates described above) for a period of time termed the benefit period. The benefit period is a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income. The benefits may be shorter as it is limited to 12 years from the commencement of production or 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefits period may extend to a maximum of 10 years from the commencement of the benefit period. Notwithstanding the foregoing, taxable income of a company located in certain geographic locations, derived from an Approved Enterprise approved after January 1, 1997, is tax exempt for the first 2 years of the Benefit Period and is taxed at a rate of up to 25% for the remainder of the Benefit Period. A company that operates under more than one approval or that has capital investments that are only partly approved (such a company being designated as a Mixed Enterprise), has an effective Company Tax rate which is the result of a weighted combination of the various applicable rates.

          A company that qualifies as a “Foreign Investors’ Company” is entitled to further reductions in the tax rate normally applicable to Approved Enterprises. Such benefits will be granted only to enterprises, which sought approval no later than October 30, 2004 (this period may be extended by ministerial decision until December 31, 2004). Subject to certain conditions, a “Foreign Investors’ Company” is a company which more than 25% of its combined shareholders’ investment in share capital (in terms of shares, rights to profits, voting and the appointment of directors) and of its combined shares capital and long term shareholders’ loans, has been made by persons who are not residents of Israel. Subject to certain conditions, the percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year. Such a company will pay company tax at reduced rates for up to ten-year (rather than the otherwise applicable seven-year) period and is exempt from any other tax on the income from its Approved Enterprise:

          For a company with foreign investment of:

Foreign Investments Percentage (for a specific year)	Maximum Tax Rate (for a specific year)

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% of more	10%

          In addition, a company owning an Approved Enterprise may elect (as we have) to forego certain Government grants extended to Approved Enterprises in return for an “alternative package” of tax benefits (the “Alternative Package”). Under the Alternative Package, a company’s undistributed income derived from an Approved Enterprise will be exempt from Company Tax for a period of between two and ten years, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for the tax benefits under the Investment Law for the remainder of the Benefits Period. However, there can be no assurance that the provisions of this Law will not change.

          A company that has elected the Alternative Package (as we have) and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to deferred company tax in respect of the amount distributed (including the company tax thereon) at the rate which would have been applicable had such company not elected the Alternative Package (generally, between 10% to 25%).

          The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (generally, 15% as compared to 25%), if the dividend is distributed during the tax benefit period or within 12 years after this period. However, the twelve years limitation does not apply if the company qualifies as a Foreign Investors’ Company. This tax must be withheld by such company at source, regardless of whether the dividend is converted into foreign currency.

          Subject to certain provisions concerning income subject to the Alternative Package, all dividends are considered to be attributable to the entire enterprise and the effective tax rate on the dividend is the result of a weighted combination of the various applicable tax rates. However, a company is not obliged to distribute exempt retained profits under the Alternative Package, and may generally decide from which source of income to declare dividends.

          The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

          Each application to the Investment Center is reviewed separately, and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, a company with an Approved Enterprise would be required to refund the amount of benefits already received, with the addition of the Israeli CPI linkage differences and interest. Under one of these conditions, we were required to request the prior approval of the Investment Center for the changes in our ownership that occurred during 2003. We have not yet requested the approval of the appropriate authority. However, our advisors informed us that such approvals are usually granted within a short period of time; and that the risk of losing our benefits or of being required to refund benefits as a result of the non-compliance with this condition are extremely low

          The Investment Law and Regulation prescribing the benefits provide for an expiration date for the grant of new benefits. The expiration date has been extended several times in the past. The expiration date currently in effect is October 30, 2004 (which may be extended by ministerial decision until December 31, 2004), and new benefits pursuant to this act will not be granted after that date unless the expiration date is extended again. There can be no assurance that new benefits will be available after October 30, 2004 or that existing benefits will be continued in the future at the current level or at any level. Recently, several procedures were initiated in the Israeli government and parliament for the amendment or replacement of the Investment Law. We are currently unable to assess when and if such amendment or replacement shall be enacted and/or what would be its future ramifications.

          Since 1993 Orev has requested approval for three different investment programs with respect to its facilities in Israel. The first two programs have already been performed and in May 2004, we have received from the Investment Center final approvals of their performance (confirming that the programs were performed by us in compliance with the initial authorization received from the Investment Center). These final approvals also provide for the criteria pursuant to which we should determine what portion of our taxable income may be attributed to our facilities in Afula (as opposed to our facilities in Holon, which are entitled to fewer benefits), and confirm our benefits pursuant to the programs. As the tax assessment that Orev received for the year 1998 (determining an increased tax liability of NIS 1.8 million) primarily relates to the then lacking approval of our status as an Approved Enterprise under our 1994 approved program, we believe that since we have now received the final approval of its performance, our objection to this tax assessment shall be accepted. In December 2001 we requested an approval of a third program in connection with our facilities in Israel. In May 2004, our request was approved and the status of Approved Enterprise was accorded this program as well.  For a description of Orev’s “Approved Enterprise” status, see Note 17(b): Income Taxes to the financial statements attached hereto.

Tax Benefits and Grants for Research and Development

          Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects if the expenditures are approved or funded by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available to a company through government grants are not deductible according to Israeli law.

Law for the Encouragement of Industry (Taxes), 1969 (“Industry Encouragement Law”)

          As of the date of this report, Orev meets the requirements to qualify as an “Industrial Company” (as defined in the Industry Encouragement Law) and thus Crow meets the requirements to qualify as a “Parent Company” (as defined in the Industry Encouragement Law).

          The following preferred tax benefits, among others, are available to Industrial Companies:

(a)	Amortization of purchases of know-how and patents over eight years for tax purposes (12.5% per annum).

(b)	Amortization of expenses incurred in connection with certain public security issuances over a three-year period.

(c)	Accelerated depreciation rates on equipment and buildings.

(d)	Subject to certain conditions, possibility of filing consolidated tax return with their Parent Companies and with other related Industrial Companies.

          Orev utilizes the benefits described under item (c) above, and since the Year 2001, Orev and Crow have been utilizing the benefit described under item (d) above by filing consolidated tax returns. Crow’s status as a Parent Company may be reviewed by the tax authorities from time to time.  There can be no assurance that the Israeli tax authorities will not deny Crow’s status as a Parent Company, including with retroactive effect.

Israeli Capital Gains Tax

          Until the end of the year 2002, capital gains from the sale of our securities were generally exempt from Israeli Capital Gains Tax because of our status as an “Industrial Holding Company”.  This exemption did not apply to a shareholder whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments), 1985, or to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income.

          As a result of the recent tax reform legislation in Israel, gains from the sale of our ordinary shares derived from January 1, 2003 and on will in general be liable to capital gains tax of up to 15%.  This will be the case so long as our securities remain listed for trading on the OTC Bulletin Board or are traded on the Tel-Aviv Stock Exchange (TASE) or on a designated foreign stock market.  However, according to the tax reform legislation, non-residents of Israel will be exempt from Israeli capital gains tax from the sale of our securities so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our securities remain listed for trading as described above.  These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income or whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflation Adjustments), 1985; the latter law would not normally be applicable to non-resident shareholders who have no business activity in Israel.

          In addition, pursuant to the Convention between the government of the United States of America and the government of Israel, with respect to taxes on income (the “US-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the Untied States within the meaning of the US-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the US-Israel Tax Treaty (a “Treaty US Resident”) generally will not be subject to the Israeli capital gains tax unless such Treaty US Resident holds, directly or indirectly, shares representing 10% or more of the Company’s voting power during any part of the twelve-months period preceding such sale, exchange or disposition, subject to certain conditions.

          Israeli Tax on Dividend Income

          Israeli tax at a rate of 25% is generally withheld at source from dividends paid to Israeli individuals and non-residents; in general, no withholding tax is imposed on dividends paid by an Israeli company to another Israeli company (subject to the provision of the Israeli Income Tax Ordinance).  However, the applicable rate for dividends paid out of the profits of an Approved Enterprise is 15%.  These rates are subject to the provisions of any applicable tax treaty between Israel and the shareholder’s country of residence (if any).

          Under the US-Israel Tax Treaty, Israeli withholding tax on dividends paid to a US treaty resident may not in general exceed 25%, or 15% in the case of dividends paid out of the profits of an Approved Enterprise.  Where the recipient is a US corporation owning 10% or more of the voting stock of the paying corporation during a certain period preceding the distribution of the dividend and the dividend is not paid from the profits of an Approved Enterprise, the Israeli tax withheld may not exceed 12.5% subject to certain conditions.

          Tax assessment and objections thereto

          We have received final income tax assessments up to and including the 1997 tax year.  Crow is currently under review by the Israeli Tax Authorities with respect to the years 1998 through 2002 and Orev is currently under review with respect to the years 1998 through 2001. As part of this review, the Israeli tax Authorities have issued a tax assessment for the year 1998 with respect to Orev and a tax assessment for the year 1999 with respect to Crow. We have filed objections regarding both these assessments and believe they are erroneous.

          The tax assessment for the year 1998 with respect to Orev, issued during 2002, reflects an increased tax liability of approximately NIS 1.8 million. This assessment primarily relates to the then lacking approval of Orev’s status as an Approved Enterprise under Orev’s 1994 approved program with respect to its facilities in Israel. In May 2004, we received from the Investment Center a final approval of execution with respect to this program and we believe that this approval will result in the acceptance of our objection to the 1998 tax assessment.

          The tax assessment for the year 1999 with respect to Crow, issued during 2003, reflects an increased tax liability of approximately NIS 40 million (which amount includes interest and linkage to the Israeli CPI as of the date of the assessment). This assessment relates to the acquisition of Orev (see “Capital expenditures and Divestitures – The Acquisition of Orev” in Item 4.A).  The tax authorities claim that, in effect, the amount of NIS 34 million remaining in the hands of Messrs. Melman and Hammer in 1999 after the sale of their holdings in Orev to us and the purchase of 47% of our shares from Silverboim, constitutes a payment by us to our controlling persons as such. This payment is deemed income in the hands of Messrs. Melman and Hammer and therefore, we should have withheld tax at the source with respect thereto. We filed an objection to this tax assessment as we believe it to be erroneous primarily due to the fact that on the dates of payment, Messrs. Hammer and Melman were not, and should not be deemed, our controlling persons. Therefore, the amount remaining in their hands at the conclusion of the transaction should not be deemed an income and we were not obligated to withhold tax at the source with respect thereto. There is no assurance that our objection shall be accepted (see Item 3.D - Risk Factors). It should be noted that Mr. Melman has also received a tax assessment, and has filed an objection thereto, in connection with the sale of his shares in Orev and the subsequent purchase of our shares, reflecting an increased tax liability of approximately NIS 17 million (which amount includes interest and linkage to the Israeli CPI as of the date of the assessment).

          F.          DIVIDENDS AND PAYING AGENTS

Not Applicable

          G.          STATEMENT BY EXPERTS

Not Applicable

          H.          DOCUMENTS ON DISPLAY

          We are required to file reports and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the Securities and Exchange Commission may be inspected and copied at the Securities and Exchange Commission’s public reference facilities described below. We are not required to file periodic information as frequently or as promptly as United States companies.  As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements; and our officers, directors and principal shareholders are exempt from the reporting and other provisions of Section 16 of the Exchange Act.

          You may review a copy of our filings with the Securities and Exchange Commission, including any exhibits and schedules, at the Securities and Exchange Commission’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Securities and Exchange Commission located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer we are now required to file through the Securities and Exchange Commission’s EDGAR system and our periodic filings are therefore available on the Securities and Exchange Commission’s Web site. You may read and copy any reports, statements or other information that we file with the Securities and Exchange Commission at the Securities and Exchange Commission facilities listed above. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services.

          Any statement in this annual report about any of our contracts or other documents is not necessarily complete and should be read in conjunction with the entire relevant contract or document. If the contract or document is filed as an exhibit to the annual report, the contract or document is deemed to modify the description contained in this annual report. We urge you to review the exhibits themselves for a complete description of the contract or document.

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

          As of December 31, 2003, we had financial assets totaling approximately NIS 5.6 million, of which an amount equal to NIS 4.8 million is in U.S. dollars and an amount of NIS 0.8 million is unlinked.  These assets do not reflect the normal cash, or cash equivalent balances that we have throughout the operating year. Thus, a change in the NIS interest rates will not have a substantial affect on our financial assets as opposed to a change in U.S. dollar interest rates which may have a minimal affect on our financial assets.

          As of December 31, 2003, the total funds borrowed from banks were approximately NIS 44.6 million, which include the following:  approximately NIS 25 million short term loans in unlinked NIS (accruing an average annual interest rate of approximately 9.2%); approximately NIS 15.1 million short-term and long-term loans linked to the U.S. dollar (accruing an annual interest rate of approximately 3.12%); and approximately NIS 4.5 million long term loans linked to the Japanese yen (accruing an annual interest rate of approximately 2.37%).  An increase of one percent in any of the NIS, U.S. dollar, or Japanese Yen interest rates (while holding other variables constant) will cause an increase in our financial expenses of approximately, NIS 0.25 million, NIS 0.15 million, and NIS 0.045 million, respectively, and vice versa.

The Effects of Currency Exchange Rate Risks

          Our operating and pricing strategies take into account changes in exchange rates over time. However, there can be no assurance that future fluctuations in the value of foreign currencies will not have an adverse material effect on our business, operating results or financial condition. We have not used financial instruments to hedge foreign currency exposure risks. We are exposed to fluctuations in the rate of the U.S. dollar as compared to the NIS due to the fact that 89% of our income is in U.S. dollars, whereas approximately 46% of our cost of sale expenditures are also in U.S. dollars or linked to the U.S. dollar.  Increases in the U.S. dollar rate against the NIS will increase our net income and vice versa.   Since 2001 we have implemented a policy of matching our monetary flows to hedge foreign currency exposure risks.  As a result of this policy, we have matched our trade receivables, which are primarily in U.S. dollars with loans in U.S. dollars.  See “Interest Rate Risks” above, for the balance of our foreign currency loans.

          [The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset by, or lags behind, a devaluation of the NIS in relation to the U.S. dollar. The inflation rate in Israel was (1.9) %, 6.5% and 1.4% in 2003, 2002 and 2001, respectively. At the same time, the devaluation of the NIS against the U.S. dollar was (7.6) %, 7.3% and 9.3% in 2003, 2002 and 2001, respectively.Assuming that the devaluation of the NIS in relation to the U.S. dollar (with other foreign currencies remaining constant) is 10% higher than the rate of inflation, we would experience an increase in our expenses which would be offset by an overall increase in our revenue as a result of this effect. For further discussion with respect to the devaluation of the NIS, see the discussion in Item 5.A under the caption “Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities, and Assets”.

          Nevertheless, the devaluation of the U.S. dollar in relation to the NIS in 2003 has not materially affected our assets less our liabilities but has had a substantial effect on our operating results.  For further discussion with respect to the devaluation of the U.S. dollar in relation to the NIS, see the discussion in Item 5: Results of Operations – Gross Profit.]

ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          On March 11, 2004, our shareholders adopted amended and restated articles of association. These amended and restated articles were primarily adopted in order to match the provisions of the new Israeli Companies Law. Therefore, most of the material modifications were prescribed by the changes in the companies’ law. For example, the new Companies Law and, as a result, our current amended and restated articles, provide that most of the resolutions brought before shareholders may be approved by a simple majority; while the previous companies’ law and our previous articles required the approval of the holders of 75% of our shares, among other things, for the amendment of our articles of association or for the change of our share capital. Material modifications in our articles that are not related to the new Companies Law include the following: the current minimum quorum required for shareholders meetings is two shareholders holding at least 40% of our voting rights, while the previous minimum quorum was two shareholders holding 50% of our voting rights; the minimum number of directors is now 5 and it was previously 3; any holder(s) holding 9% of our shares or a director may propose a candidate for the election as a director; with respect to liquidation, our previous articles of association provided for a certain in-kind distribution of assets not necessarily in accordance with the proportionate holdings of the shareholders, whereas the current articles provide that the distribution shall be as if it was dividend; the provisions of our previous articles which determined a minimum indemnity amount of $2 million for our directors and officers were not included in our amended and restated articles.

ITEM 15.	CONTROLS AND PROCEDURES

          An evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and the person serving in the capacity of our chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our chief executive officer and person serving in the capacity of our chief financial officer concluded that our disclosure controls and procedures were effective, although certain additional procedures should be devised with respect to our foreign subsidiaries.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

          Our board of directors has determined that Mr. Alexander Werber, one of our independent directors who also serves as the chairman of our audit committee, is an “audit committee financial expert”, as defined by the applicable regulations promulgated under Section 407 of the Sarbanes-Oxley Act.

ITEM 16B.	CODE OF ETHICS

          Crow and Orev have adopted a Code of Ethics that applies to their senior management, including chief executive officer, chief financial officer, internal auditor and other individuals performing similar functions. A copy of our Code of Ethics may be obtained, without charge, upon a written request addressed to our Chief Financial Officer and/or Chief Executive Officer, at 57 Hamelacha Street, Holon 58855, Israel.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

          Crow and Orev paid the following fees for professional services rendered by Kost, Forer & Gabbay (certified public accountants) (E&Y Israel), for the year ended December 31:

	2003	2002
	($ in thousands)
Audit Fees	54.4	50
Audit Related Fees	-	-
Tax Fees	14	8
All Other Fees	-	-
Total	68	58

          The audit fees for the years ended December 31, 2003 and 2002, respectively, were for professional services rendered for the audits of Crow’s and Orev’s annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Crow and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

          Tax fees for the years ended December 31, 2003 and 2002, respectively, were for services related to tax compliance, including the preparation of tax returns and claims for refund; and for tax planning and tax advice.

          Our audit committee has not adopted pre-approval policies and procedures. However, it has pre-approved an exhibit which sets forth, in addition to the estimated audit services, the potential kinds of non-audit services that may be provided and their estimated cost. Our audit committee has approved this exhibit under the condition that the total cost of the permitted non-audit services shall not exceed $35 thousand per year, and that the final cost of each of the non-audit services shall be agreed upon separately following negotiations between the parties. These resolutions of the audit committee were approved by the board of directors.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDRDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this Annual Report.

ITEM 19.	EXHIBITS

1	Amended and Restated Articles of Association of Crow Technologies 1977 Limited

4.1	Agreement, dated March 15, 2004, by and between Crow Electronic Engineering Ltd. and Video Domain Technologies Ltd.

4.2	OEM Agreement, effective as of December 10, 2003, by and between Crow Electronic Engineering Ltd. and ***

4.3	Letter of Agreement, dated May 2003, by and between Crow Technologies 1977 Ltd. and Mr. Meir Jacobson (Translation form hebrew)

4.4	Memorandum of Understanding, dated as of January 2001, between Crow Electronic Engineering Ltd. and Arrow Head Alarm Products. (1)

4.5

Memorandum of Understanding, dated as of April 2001, between Crow Technologies 1977 Ltd., Crow Electronic Engineering Ltd., Crow Australia Pty Ltd., Yossi Harel and Yehezkel Alima; and Amendments thereto. (2)

4.6	Memorandum of Understanding between Crow Electronic Engineering Ltd. and/or Crow Technologies 1977 Ltd. and Crow Electronic Engineering Inc., Israel Blum and Yosef Harel; and Amendments thereto (2).

4.7	Memorandum of Understanding between Crow Electronic Engineering Ltd. and Camden Trading Ltd., Inc. for the formation of Actech Access Technologies Ltd. (3)

4.8	A Summary Translation of the Founders Agreement, and Amendments thereto for the establishment of ScanVision Technologies Ltd., between Crow Electronic Engineering Ltd. and Mr. Aharon. (3)

4.9

Deed of Grant and Sale of Option Over Real Estate, between Murwood Holdings Limited and Crow Electronic Engineering Ltd. and its partners in ArrowHead Alarm Products Ltd., for the purchase of a building in New Zealand. (3)

8	Subsidiaries

12.1	Certification by chief executive officer as required by Rule 13a-14(a).

12.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(a).

13

Certification by chief executive officer and the person serving in the capacity of chief financial officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

(1) Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.
(2) Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference.
(3) Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference.
*** Confidential treatment requested as to the name of the purchaser and certain other portions of this agreement, which name and other portions were omitted and filed separately with the Securities Exchange Commission

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CROW TECHNOLOGIES 1977 LTD.
(Registrant)

By:	/s/ Shmuel Melman

Shmuel Melman
Chief Executive Officer

Dated:  July 15, 2004

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003

ADJUSTED TO THE NIS OF DECEMBER 2003

- - - - - - - - - -

•	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	•	Phone: 972-3-6232525 Fax: 972-3-5622555

AUDITORS’ REPORT

To the Shareholders of

CROW TECHNOLOGIES 1977 LTD.

          We have audited the accompanying consolidated balance sheets of Crow Technologies 1977 Ltd. (“the Company”) and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with the auditing standards generally accepted in Israel, including those prescribed by the Auditors’ Regulations (Auditor’s Mode of Performance) - 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003 and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those followed in the United States (see Note 21).

          As explained in Note 2b, the financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
July 15, 2004	A Member of Ernst & Young Global

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of December 2003

			Convenience translation (Note 2b)
	December 31,
			December 31,
	2002	2003	2003

	Adjusted NIS		U.S. $

	(In thousands)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2,874	5,511	1,259
Marketable securities	27	39	9
Trade receivables, net (Note 3)	20,334	24,363	5,563
Other accounts receivable and prepaid expenses (Note 4)	6,880	6,870	1,569
Inventories (Note 5)	26,254	23,748	5,423

Total current assets	56,369	60,531	13,823

MINORITY INTEREST IN LOSSES OF SUBSIDIARIES	339	-	-

LONG-TERM INVESTMENTS:
Loan to another company (Note 6)	762	395	90
Investment in an affiliate (Note 7)	2,551	2,227	508
Loans to a jointly controlled entity	324	1,093	250
Non current inventory (Note 5)	2,744	2,688	614

Total long-term investments	6,381	6,403	1,462

PROPERTY AND EQUIPMENT, NET (Note 8)	17,355	18,047	4,121

OTHER ASSETS, NET (Note 9)	6,541	5,705	1,303

Total assets	86,985	90,686	20,709

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of December 2003

			Convenience translation (Note 2b)
	December 31,
			December 31,
	2002	2003	2003

	Adjusted NIS		U.S. $

	(In thousands, except share data)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term loans and bank credit (Note 10)	21,873	25,030	5,716
Current maturities of long-term loans (Note 12)	3,755	9,078	2,073
Trade payables	9,123	11,028	2,518
Other accounts payable and accrued expenses (Note 11)	5,080	6,934	1,584

Total current liabilities	39,831	52,070	11,891

LONG-TERM LIABILITIES
Long-term loans from banks (Note 12)	19,607	10,507	2,399
Long-term loan from minority in a subsidiary (Note 13)	1,893	1,303	298
Deferred taxes on income (Note 17)	2,269	1,942	443
Accrued severance pay, net (Note 14)	1,755	2,061	471

Total long-term liabilities	25,524	15,813	3,611

MINORITY INTEREST IN SUBSIDIARY	196	574	131

COMMITMENTS AND CONTINGENT LIABILITIES (Note 15)

SHAREHOLDERS’ EQUITY (Note 16):
Ordinary shares of NIS 0.25 par value each - Authorized: 5,000,000 shares at December 31, 2002 and 2003; Issued and outstanding: 4,372,275 shares at December 31, 2002 and 2003	15,355	15,355	3,507
Additional paid-in capital	21,244	21,244	4,851
Foreign currency translation adjustments	517	364	83
Accumulated deficit	(15,682)	(14,734)	(3,365)

Total shareholders’ equity	21,434	22,229	5,076

Total liabilities and shareholders’ equity	86,985	90,686	20,709

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Adjusted to the NIS of December 2003

				Convenience translation (Note 2b)
	Year ended
	December 31,			Year ended
				December 31,
	2001	2002	2003	2003

	Adjusted NIS			U.S. $

	(In thousands, except share and per share data)

Sales (Note 19)	78,476	92,331	100,137	22,868
Cost of sales	58,526	60,684	64,479	14,725

Gross profit	19,950	31,647	35,658	8,143

Research and development expenses (Note 20a)	4,847	5,377	5,233	1,195
Selling and marketing expenses (Note 20b)	7,463	6,783	8,551	1,954
General and administrative expenses (Note 20c)	10,431	11,215	12,383	2,828
Amortization of other assets	693	924	923	211

Operating income (loss)	(3,484)	7,348	8,568	1,955
Financial expenses, net (Note 20e)	(1,806)	(2,406)	(3,674)	(838)
Other income (expenses), net (Note 20d)	4,608	(662)	(1,509)	(345)

Income (loss) before taxes on income	(682)	4,280	3,385	772
Taxes on income (Note 17)	(540)	695	255	58

	(142)	3,585	3,130	714
Equity in losses of an affiliate	(4,765)	(1,279)	(1,498)	(342)
Minority interest in losses (earnings) of subsidiaries	42	(233)	(684)	(156)

Net income (loss)	(4,865)	2,073	948	216

Basic and diluted net earnings (loss) per Ordinary share of NIS 1 par value (in adjusted NIS)	(4.45)	1.90	0.87	0.20

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share	1,091,138	1,093,069	1,093,069	1,093,069

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Adjusted to the NIS of December 2003

	Share capital	Additional paid-in capital	Foreign currency translation adjustments	Accumulated deficit	Total

	Adjusted NIS

	(In thousands)

Balance as of January 1, 2001	15,319	16,848	-	(12,890)	19,277

Issuance of shares in respect of acquisitions, net	14	2,826	-	-	2,840
Exercise of warrants, net	22	1,767	-	-	1,789
Foreign currency translation adjustments	-	-	460	-	460
Net loss	-	-	-	(4,865)	(4,865)

Balance as of December 31, 2001	15,355	21,441	460	(17,755)	19,501

Expenses related to issuance of shares in previous years	-	(197)	-	-	(197)
Foreign currency translation adjustments	-	-	57	-	57
Net income	-	-	-	2,073	2,073

Balance as of December 31, 2002	15,355	21,244	517	(15,682)	21,434

Foreign currency translation adjustments	-	-	(153)	-	(153)
Net income	-	-	-	948	948

Balance as of December 31, 2003	15,355	21,244	364	(14,734)	22,229

	Convenience translation into U.S. $ (Note 2b)

	(In thousands)

Balance as of January 1, 2003	3,507	4,851	118	(3,581)	4,895

Foreign currency translation adjustments	-	-	(35)	-	(35)
Net income	-	-	-	216	216

Balance as of December 31, 2003	3,507	4,851	83	(3,365)	5,076

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of December 2003

				Convenience translation (Note 2b)
	Year ended
	December 31,			Year ended
				December 31,
	2001	2002	2003	2003

	Adjusted NIS			U.S. $

	(In thousands)
Cash flows from operating activities:

Net income (loss)	(4,865)	2,073	948	216
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,727	5,386	5,543	1,266
Equity in losses of an affiliate	4,765	1,279	1,498	342
Write off of investment in another company	-	-	199	45
Write off of loan to another company	-	400	300	69
Minority interest in earnings (losses) of subsidiaries	(42)	233	684	156
Loss from sale of property and equipment	30	131	51	12
Capital gain from decrease in holdings in an affiliate	(4,958)	-	-	-
Loss (gain) from marketable securities, net	92	131	(12)	(3)
Deferred income taxes, net	(631)	(779)	(939)	(214)
Accrued severance pay, net	326	161	306	70
Interest received on restricted cash	(257)	-	-	-
Erosion of principal of long-term loans, net	279	665	(1,016)	(232)
Decrease (increase) in trade receivables	(5,285)	4,959	(3,933)	(898)
Increase in other accounts receivable and prepaid expenses	(26)	(116)	(1,301)	(297)
Decrease (increase) in inventories	(1,032)	(3,051)	2,562	585
Increase (decrease) in trade payables	(761)	725	1,905	435
Increase (decrease) in other accounts payable and accrued expenses	1,111	(2,759)	1,854	423

Net cash provided by (used in) operating activities	(6,527)	9,438	8,649	1,975

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of December 2003

				Convenience translation (Note 2b)
	Year ended
	December 31,			Year ended
				December 31,
	2001	2002	2003	2003

	Adjusted NIS			U.S. $

	(In thousands)
Cash flows from investing activities:

Purchase of property and equipment	(4,563)	(3,226)	(4,321)	(987)
Investment in other assets	(324)	-	(1,246)	(285)
Purchase of marketable securities	(1,404)	-	-	-
Proceeds from realization of marketable securities	-	1,291	-	-
Restricted cash, net	8,625	-	-	-
Proceeds from sale of property and equipment	347	285	117	27
Grant of long-term loan to jointly controlled entity	(159)	(164)	(371)	(85)
Investment in another companies	(135)	-	(199)	(45)
Proceeds from acquisition of subsidiaries, net of cash acquired (a) (b)	72	-	-	-
Repayment of long-term loan to jointly controlled entity	127	-	-	-
Loan to minority in a subsidiary	-	-	(384)	(88)
Investment in affiliate	(319)	-	-	-

Net cash provided by (used in) investing activities	2,267	(1,814)	(6,404)	(1,463)

Cash flows from financing activities:
Principal payment of long-term loan from minority in a subsidiary	(208)	-	-	-
Short-term bank credit and loans, net	(16,878)	(7,183)	3,157	721
Proceeds from long-term loans from banks	17,963	6,398	3,671	838
Repayment of long-term loans from banks	-	(5,949)	(6,436)	(1,469)
Expenses related to issuance of shares in previous years	-	(197)	-	-
Proceeds from exercise of warrants, net	1,789	-	-	-

Net cash provided by (used in) financing activities	2,666	(6,931)	392	90

Increase (decrease) in cash and cash equivalents	(1,594)	693	2,637	602
Cash and cash equivalents at beginning of year	3,775	2,181	2,874	657

Cash and cash equivalents at end of year	2,181	2,874	5,511	1,259

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of December 2003

					Convenience translation (Note 2b)
		Year ended
		December 31,			Year ended
					December 31,
		2001	2002	2003	2003

		Adjusted NIS			U.S. $

		(In thousands)
(a)	Payment for the acquisition of Arrow Head Alarm Products (see Note 1b):

	Estimated fair value of assets acquired and liabilities assumed at date of acquisition:

	Working capital (excluding cash and cash equivalents)	(638)	-	-	-
	Property and equipment	(70)	-	-	-
	Investment in another company	2,088	-	-	-
	Minority interest	14	-	-	-
	Minority loan to a subsidiary	679	-	-	-
	Technology-based intangible assets	(5,470)	-	-	-
	Deferred taxes	1,805	-	-	-
	Issuance of shares, net	1,591	-	-	-

		(1)	-	-	-

(b)	Proceeds from the acquisition of Crow Australia (see Note 1c):

	Estimated fair value of assets acquired and liabilities assumed at date of acquisition:

	Working capital (excluding cash and cash equivalents)	1,273	-	-	-
	Property and equipment	(32)	-	-	-
	Minority loan to a subsidiary	814	-	-	-
	Customer-related intangible assets	(4,616)	-	-	-
	Deferred taxes	1,385	-	-	-
	Issuance of shares, net	1,249	-	-	-

		73	-	-	-

(c)	Supplemental disclosure of non-cash investing and financing activities:

	Conversion of trade receivables into long- term loan	1,116	-	-	-

	Conversion of loan to affiliate against investment in an affiliate	2,189	-	-	-

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.

Crow Technologies 1977 Ltd. (“the Company” or “Crow Technologies”) designs, develops, manufactures, sells and distributes a broad range of sophisticated security detection and alarm systems for use in commercial and industrial facilities, residential homes and open areas.

The Company operates mainly through its wholly-owned subsidiary, Crow Electronic Engineering Ltd. (“Crow Engineering”).

The Company’s shares are quoted for trade on the OTC Bulletin Board in the United States.

	b.	In August and November of 2003, our then controlling shareholder sold its entire holdings to a group of shareholders who became our new controlling shareholders under a shareholders agreement.

c.

As of December 10, 2003, Crow Engineering, entered into an Original Equipment Manufacturing (OEM) agreement, with an international corporation engaged in the field of intelligent building systems for manufacturing line of detectors for a period of up to 5 years.

d.

On January 1, 2001, Crow Engineering purchased 51% of the shares of a company in New Zealand, Arrow Head Alarm Products (“Arrow Head”) for an aggregate amount of NIS 3,679 thousand ($ 851 thousand) of which NIS 1,591 thousand ($ 371 thousand) was provided as consideration in the form of 25,000 Ordinary shares of the Company. Arrow Head develops, markets and manufactures security alarm products. Since the share trading volume was low, at the time of the purchase of Arrow Head’s shares, the price per share did not reflect the fair value of the Company’s shares and, therefore, the fair value was evaluated based on other transactions occurred at that time. The transaction was accounted for by the purchase method of accounting. The excess cost over the fair value of net assets acquired and liabilities assumed, in the amount of NIS 3,665 thousand ($ 850 thousand), were ascribed to technology-based intangible assets and is being amortized on a straight-line basis, over a five-year period. The financial statements of Arrow Head are included in the consolidated financial statements of the Company from January 2001.

e.

On April 1, 2001, Crow Engineering purchased 60% of the shares of Crow Australia for an aggregate amount of NIS 2,679 thousand ($ 600 thousand) of which NIS 1,249 thousand ($ 280 thousand) was provided as consideration in the form of 26,900 Ordinary shares of the Company. Crow Australia is the distributor of Crow Electronic Engineering Ltd. in Australia. Since the share trading volume was low, at the time of the purchase of Crow Australia’s shares the price per share did not reflect the fair value of the Company’s shares and, therefore, the fair value was evaluated based on other transactions occurred at that time. The transaction was accounted for by the purchase method of accounting. The excess cost over the fair value of net assets acquired and liabilities assumed, in the amount of NIS 3,231 thousand ($ 720 thousand), was ascribed to customer-related intangible assets and is being amortized on a straight-line basis, over a five-year period. The company also converted Crow Australia’s current debt into a long-term loan in the amount of NIS 1,919 thousand ($ 430 thousand).

It was also concluded that the other shareholders of Crow Australia would lend Crow Australia $ 220 thousand that was recorded as minority loan to a subsidiary. The financial statements of Crow Australia are included in the consolidated statements of the Company as of April 2001. Pro forma information has not been provided due to immateriality.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

f.

On June 14, 2001, Crow Engineering established together with another company a new company in Israel - Actech Access Technologies Ltd. (“Actech”), which would develop, manufacture and market electronic access systems consequently for our subsidiaries. Crow Engineering holds 50% of the outstanding share capital of Actech. Pursuant to the agreement, Crow Engineering provided Actech with a loan in the amount of $ 65 thousand. Crow Engineering also committed that in the event that further financing is required for development purposes, it will provide Actech with an additional loan up to $ 90 thousand, for a period of 12 months from the date Actech was established. Crow Engineering has already provided Actech with an additional loan in the amount of $ 118 thousand. The aforementioned loans are linked to the dollar and bear an annual interest rate of LIBOR (for 6 months) + 2%. Crow Engineering has committed to provide manufacturing and design services for Actech, at cost + 10%. In the context of the aforementioned memorandum of understanding, Crow Engineering purchased from the other company know-how in the field of access systems, in the aggregate amount of $ 65 thousand. Actech has not yet commenced significant activities.

The financial statements of Actech are included in the consolidated statements of the Company as of July 2001 using the proportionate consolidation method.

g.

On August 29, 2002, Crow Engineering established together with another company a new company in Israel – Scan-Vision Technologies Ltd. (“Scan-Vision”), which develops, manufactures and markets motionless scanning cameras.

Crow Engineering holds 48% of the outstanding share capital of Scan-Vision and 50% of the voting rights. Crow Engineering has committed to provide Scan-Vision with a loan in the amount of $ 200 thousand. In the event that further financing is required, Crow Engineering has committed to provide Scan-Vision with an additional loan or a guarantee of up to $ 200 thousand. Crow Engineering has already provided Sean-Vision with a loan in the amount of $ 126 thousand.

The financial statements of Scan-Vision are included in the consolidated statements of the Company as of July 2001 using the proportionate consolidation method.

h

The Company purchases components used in its products from several suppliers and, in some cases, from a single supplier. Because the Company’s business depends on these components for production and sale, a failure in supply or a change in credit terms could have a material adverse effect on the Company’s results of operations and financial position.

	i.	Definitions:

		Related parties	-	As defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel (“the Israeli Institute”).

		Subsidiary	-	A company over which the Company has control (as defined in Opinion 57 of the Israeli Institute) and whose accounts are consolidated with those of the Company.

		Jointly controlled entity	-	A company owned by several entities, among which there is contractual agreement for joint control and whose financial statements are consolidated using the proportionate consolidation method.

		Affiliate	-	A company over which the Company can exercise significant influence, is not consolidated, and is presented on the basis of the equity method.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

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

1.

The Company and certain of its subsidiaries maintain their accounts in nominal new Israeli shekels (“NIS”). In accordance with the Statements of the Institute of Certified Public Accountants in Israel, all the amounts in the financial statements (including comparative figures) are presented in adjusted NIS, which have a constant purchasing power. The purchasing power of adjusted NIS reflects the average price level in December 2003, according to the Israeli Consumer Price Index (“Israeli CPI”) published on January 15, 2004 (178.6 points on the average basis of 1993 = 100).

		2.	The adjusted amounts of non-monetary items do not necessarily represent realizable value or current economic value, but only the original historical cost of those assets in terms of adjusted NIS.

		3.	The term “cost” in these financial statements signifies cost in adjusted NIS.

		4.	Convenience translation into U.S. dollars:

The adjusted financial statements as of December 31, 2003 and for the year then ended, have been translated into dollars using the representative exchange rate of the U.S. dollar as of that date ($ 1 = NIS 4.379).

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

c)

Monetary items (items whose amounts in the balance sheet reflect current or realizable values as of balance sheet date) are presented in the adjusted balance sheet as of December 31, 2003 in their nominal amounts (comparative figures have been adjusted to the December 2003 Israeli CPI).

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

The financial statements of a certain subsidiary, which operates independently of the Company and of an affiliate, are adjusted on the basis of the changes in the exchange rate of foreign currency, according to the provisions of Clarification 8 of Statement 36 of the Institute of Certified Public Accountants in Israel. All balance sheet and statement of operations accounts as of December 31, 2003 have been translated into NIS using the representative exchange rate as of that date.

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

The consolidated financial statements include the accounts of the Company, its subsidiaries and 50% of the accounts of the jointly controlled entities. Inter-company transactions and balances between the Company, the consolidated subsidiaries and the jointly controlled entity are eliminated in consolidation. In accordance with Statement No. 57 of the Israeli Institute, the financial statements of jointly controlled entities, are included in the Company’s consolidated financial statements according to proportionate consolidation method.

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

Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. During 2001, 2002 and 2003, Crow engineering wrote-off inventory in the amount of NIS 1,305 thousand, NIS 962 thousand and NIS 232 thousand ($ 53 thousand), respectively. The write-offf are included in cost of sales.

	i.	Investment in affiliate:

The investment in an affiliate over which the Company can exercise significant influence (generally entities in which the Company holds 20%-50%, except jointly controled entities) is presented using the equity method of accounting.

	j.	Property and equipment:

		1.	Property and equipment are stated at cost, net of accumulated depreciation.

Depreciation is computed by the straight-line method, over the estimated useful lives of the assets.

		2.	Annual rates of depreciation are as follows:

%

			Machinery and equipment	10
			Leasehold improvements and building	4-25 (mainly 10)
			Office furniture and equipment	6 - 33 (mainly 25 and 33)
			Motor vehicles	15

Leasehold improvements are amortized using the straight-line method, over the term of the lease, or the estimated useful lives of the improvements, whichever is shorter.

3.

The Company and its subsidiaries periodically assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets. As of December 31, 2003, no impairment losses have been identified.

j(i).	Impairment of property and equipment:

On January 1, 2003, the Company adopted Accounting Standard No. 15, “Impairment of Assets”. This Standard prescribes the accounting treatment and disclosures required in the event of impairment of assets. The Standard applies to all assets recognized in the balance sheet other than inventories, assets generated by construction contracts, assets generated by employee benefits, deferred tax assets and financial assets (except investments in investees that are not subsidiaries). According to the new Standard, whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset’s net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. An impairment loss recognized should be reversed only if there has been changes in the estimates used to determine the asset’s recoverable amount since the impairment loss was recognized.

The adoption of this Standard did not have a material effect on the Company’s financial position and results of operations.
k.	Other assets:

Technology-based intangible assets and customer - related intangible assets are stated at amortized cost. Amortization is calculated using the straight-line method over the estimated useful lives of the assets, which is five years.

The Company periodically examines the realization and the appropriateness of the amortization period based on the estimated future undiscounted cash flows derived from the asset. Any impairment loss is recognized in the statement of operations. Based on its most recent analysis, management believes that no impairment is identified as of December 31, 2003.

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

The amounts accrued in managers’ insurance policies and provident funds on behalf of the employees and the related liabilities are not reflected in the balance sheet since the funds are not under the control and management of the Company.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes immaterial profits.

Severance expenses for the years ended December 31, 2001, 2002 and 2003 were approximately NIS 1,009 thousand, NIS 1,042 thousand and NIS 1,101 thousand ($ 251 thousand), respectively.

	n.	Revenue recognition:

The Company sells its products to end-customers primarily indirectly through distributors. The Company does not grant a right of return to its customers, except for goods damaged upon delivery.

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”), when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collection is probable.

	o.	Research and development cost:

Research and development costs are charged to the statement of operations as incurred.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2001, 2002 and 2003, were approximately NIS 1,739 thousand, NIS 1,840 thousand and NIS 2,209 thousand ($ 504 thousand), respectively.

q.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”) in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company’s share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by SFAS No. 123 “Accounting for Stock-Based Compensation” and by Financial Accounting Standard No. 148 “Accounting for Stock-Based Compensation” were not provided due to immateriality.

r.	Exchange rates and linkage basis:

1.

Assets and liabilities linked to the Israeli Consumer Price Index (CPI) are included in the financial statement on the basis of the relevant index for each asset or liability. Assets and liabilities in, or linked to, foreign currency are included in the financial statements on the basis of the exchange rates published by the Bank of Israel on December 31, 2003.

	2.	The following are details of the exchange rates of the U.S. dollar and the Israeli CPI:

At December 31:	Exchange rates of U.S. $	Israeli CPI(1)

2003	NIS 4.379	178.6 points
2002	NIS 4.737	182.0 points
2001	NIS 4.416	170.9 points
2000	NIS 4.041	168.5 points

Increase (decrease) during the year:

2003	(7.6)%	(1.9)%
2002	7.3%	6.5%
2001	9.3%	1.4%

(1) According to the Israeli CPI published for the month ended at the balance sheet date on an average basis 1993 = 100.

s.	Basic and diluted earnings (loss) per share:

Earnings (loss) per share are computed in accordance with Opinion No. 55 of the Israeli Institute.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	t.	Provision for warranty:

The Company offers a warranty of 1 to 5 years depending on the specific product, based on tast experience.

	u.	Fair value of financial instruments:

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

The carrying amount of loan to another company, loans to a jointly controlled entity and to an affiliate approximate their fair value.

The carrying amount of the Company’s long-term borrowing approximates its fair value. The fair value was estimated using discounted cash flow analysis, based on the Company’s incremental borrowing rates for similar type of borrowing arrangement.

	v.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist primarily of cash and cash equivalents, trade receivables, loan to another company, loan to affiliate and loans to a jointly controlled entity.

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

Loan to another company, loan to affiliate and loans to a jointly controlled entity are unsecured and if not paid, a material loss could result to the Company.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	w.	Effects of new accounting standards on the financial statements:

In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements, and Accounting Standard No. 13 with respect to the effect of changes in foreign exchange rates. In December 2002, Accounting Standard No. 17 was published with respect to the deferral of the effective date of Accounting Standards No. 12 and No. 13 to January 1, 2004.

According to Accounting Standards No. 12 and No. 17, which deals with the discontinuance of the adjustment of financial statements, financial statements will cease to be adjusted for inflation in Israel beginning January 1, 2004. Until December 31, 2003, the Company continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as of December 31, 2003, will serve as the starting point for nominal financial reporting beginning January 1, 2004.

Accounting Standard No. 13 prescribes principles with respect to the effect of changes in foreign exchange rates. This Standard replaces Interpretations No. 8 and No. 9 of Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which have been superseded upon the discontinuance of the adjustment of financial statements. The Standard deals with the translation of foreign currency transactions and with the translation of financial statements of foreign operations for incorporation into the financial statements of the reporting enterprise. The translation principles of Accounting Standard No. 13 are different from those applied to date.

The effect of the adoption of Accounting Standard No. 12 is dependent on the inflation rate in Israel, on the composition of the Company’s assets and its sources of financing at that time.

The Company believes that the effect of Standard No. 13 on its results of operations, financial position and cash flows is not expected to be material.

	x.	Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year’s presentation.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	TRADE RECEIVABLES

			Convenience translation
	December 31,
			December 31, 2003
	2002	2003

	Adjusted NIS		U.S. $

	(In thousands)

Foreign open accounts	16,731	19,814	4,525
Domestic open accounts	3,014	4,366	997
Postdated checks receivable	1,283	1,839	420

	21,028	26,019	5,942
Less - allowance for doubtful accounts	694	1,656	379

	20,334	24,363	5,563

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

			Convenience translation
	December 31,
			December 31, 2003
	2002	2003

	Adjusted NIS		U.S. $

	(In thousands)

Related party	1,048	1,313	300
Short-term loan to an affiliate (1)	2,132	454	104
Advances to suppliers	618	657	150
Government authorities	2,233	2,533	578
Deferred income tax	146	758	173
Prepaid expenses and others	703	1,155	264

	6,880	6,870	1,569

(1)	The balance does not bear interest.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	INVENTORIES

			Convenience translation
	December 31,
			December 31, 2003
	2002	2003

	Adjusted NIS		U.S. $

	(In thousands)

Raw materials	12,934	13,162	3,006
Work in progress	5,027	3,990	911
Finished products	11,037	9,284	2,120

	28,998	26,436	6,037
Non current inventory	2,744	2,688	614

	26,254	23,748	5,423

During 2001, Crow Engineering’s general manager gave Crow Engineering an option to sell him all of the ASIC parts that Crow Engineering holds in its inventory at Crow Engineering’s request and at its adjusted purchase price. The option is valid until June 2004, and as long as the general manager is employed. The balance of the ASIC inventory as of December 31, 2003, was NIS 3.4 million. Crow Engineering did not exercise its option during its initial term.

Balances of NIS 2,688 thousand and NIS 2,744 thousand were classified as non-current inventory as of December 31, 2003 and 2002, respectively, based on management projections for this inventory consumption.

NOTE 6:-	LOAN TO ANOTHER COMPANY

A loan to Crow U.S. Inc. (unrelated party), which markets Crow Engineering’s products in the United States. The loan is linked to the U.S. dollar and has no maturity date. In 2002 and 2003 Crow Engineering wrote off NIS 400 thousands and NIS 300 thousand, respectively, from the loan.

NOTE 7:-	INVESTMENT IN AN AFFILIATE

a.

On July 7, 2001, a third party invested NIS 12.5 million ($ 3 million) in Video Domain Technologies Ltd. (“Video Domain”) an affiliate of the Company, in consideration of the allocation of 4,204 Preferred shares of the affiliate. In addition, Crow converted loans in the aggregate amount of NIS 2,180 thousand ($ 500 thousand) in consideration of 668 Ordinary shares. As a result of these transactions, the Company’s holdings in the affiliate decreased from 40.5% to 34%.

b.

On August 6, 2001, another investor acquired an option from Video Domain to purchase 989 Ordinary shares constituting 6% of Video Domain. The price of the option was NIS 2,164 thousand ($ 500 thousand) of which, the amount of NIS 435 thousand ($ 100 thousand) was paid in March 2001 and NIS 1,729 thousand ($ 400 thousand) was paid in August 2001. The investor had a period of 60 days to exercise the option for an exercise price of approximately NIS 2,597 thousand ($ 600 thousand). The amount constituting the price of the option is not refundable. By October 6, 2001, the option had expired.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	INVESTMENT IN AN AFFILIATE (Cont.)

	c.	The gain resulted from the abovementioned transactions amounted to approximately NIS 4,958 thousand ($ 1.1 million).

	d.	The investment in an affiliate is comprised as follows:

			Convenience translation
	December 31,
			December 31, 2003
	2002	2003

	Adjusted NIS		U.S. $

	(In thousands)

Cost	2,508	2,508	573
Equity losses accumulated since the acquisition	(10,540)	(12,038)	(2,749)

	(8,032)	(9,530)	(2,176)
Capital gain from the decrease of holdings in the subsidiary	10,276	10,276	2,347
Capital surplus:
In respect of know-how and goodwill acquired from controlling shareholders	(314)	(314)	(72)
In respect of interest on loan from controlling shareholders not at market terms	(82)	(82)	(19)
Foreign currency translation adjustments	486	351	80
Long-term loan *)	217	1,526	348

	2,551	2,227	508

*)	The loan is linked to the U.S. Dollar and does not bear interest. The increase is due to a conversion of other accounts receivable into long-term loan.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	PROPERTY AND EQUIPMENT

			Convenience translation
	December 31,
			December 31, 2003
	2002	2003

	Adjusted NIS		U.S. $

	(In thousands)

Cost:
Machinery and equipment	25,712	27,327	6,240
Leasehold improvements and building	2,932	5,039	1,151
Office furniture and equipment	3,932	4,515	1,031
Motor vehicles	2,082	1,879	429

	34,658	38,760	8,851

Accumulated depreciation:
Machinery and equipment	12,420	14,712	3,360
Leasehold improvements and building	1,422	1,707	390
Office furniture and equipment	2,652	3,251	742
Motor vehicles	809	1,043	238

	17,303	20,713	4,730

Depreciated cost	17,355	18,047	4,121

Depreciation expenses for the years ended December 31, 2001, 2002 and 2003, are NIS 2,940 thousand, NIS 3,304 thousand and NIS 3,461 thousand ($790 thousand), respectively.

NOTE 9:-	OTHER ASSETS

			Convenience translation
	December 31,
			December 31, 2003
	2002	2003

	Adjusted NIS		U.S. $

	(In thousands)
Original amounts:
Technology-based intangible assets	4,712	4,712	1,076
Customer-related intangible assets	3,853	3,853	880
Prepaid rent payments	-	1,246	285

	8,565	9,811	2,241

Accumulated amortization:
Technology-based intangible assets	1,171	2,330	532
Customer-related intangible assets	853	1,776	406

	2,024	4,106	938

Amortized cost	6,541	5,705	1,303

Amortization expense for the years ended December 31, 2001, 2002 and 2003, amounted to NIS 1,797 thousand, NIS 2,082 thousand and NIS 2,082 thousand ($ 475 thousand), respectively.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	OTHER ASSETS (Cont.)

During July 2003, Arrow Head and its shareholders signed an agreement with a third party for acquiring a building in New Zealand. Arrow Head manages its operations from this building. The transaction amount is approximately $ 620 thousand of which Crow Engineering and its partners in Arrow Head will pay $ 150 thousand for the building at the end of the leasing period and the remaining amount was paid directly to the owners of the property by Arrow Head in a form of a 10 year lease of the building. Pursuant to the agreement for the purchase of this property, Arrow Head made advance payments to the owners for the 10 years lease by means of a loan from a New Zealand bank, which was also used to fund the purchase price of the building. Furthermore, Crow Engineering and its Arrow Head partner guarantee this bank loan in the amount of $ 173 thousand and $ 167 thousand, respectively. Furthermore, the building was liened in favor of a New Zealand bank.

NOTE 10:-	SHORT-TERM LOANS AND BANK CREDIT

	a.	Composed as follows:

						Convenience translation
		Weighted average interest rate
				December 31,
						December 31,
				2002	2003	2003
	Linkage basis	December 31,
		2002	2003	Adjusted NIS		U.S. $

		%		(In thousands)

Short-term loans	mainly in unlinked NIS	8.9	9.2	20,586	24,476	5,589
Short-term bank credit	unlinked NIS	9.9	10.2	1,287	554	127

				21,873	25,030	5,716

b.

As of December 31, 2003, the Company has an authorized total line of credit (including long-term loans) in the amount of NIS 50 million. The line of credit bears interest at an annual rate of Prime + 0.5%-1.5% for the credit in NIS, and the rate of annual LIBOR + 1.87%-2.25% for the credit in dollars. For overdrawn amounts in excess of the Company’s authorized line of credit, the Company is subject to an annual interest rate of Prime + 4% for the credit in NIS.

As of December 31, 2003, the Company has unutilized NIS 5.5 million out of the line of credit.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

			Convenience translation
	December 31,
			December 31, 2003
	2002	2003

	Adjusted NIS		U.S. $

	(In thousands)

Accrued expenses	1,046	1,521	348
Government authorities	113	98	22
Related parties (1)	469	10	2
Employees and payroll accruals	2,303	2,866	655
Customer advances	127	259	59
Provision for accrued losses of jointly controlled entities (2)	850	2,040	466
Other	172	140	32

	5,080	6,934	1,584

	(1)	Current account, linked to the Israeli CPI and does not bear interest.
	(2)	The Company recorded a provision for accrued losses of jointly controlled entities due to guarantees and loans that the Company provided to those jointly controlled entities.

NOTE 12:-	LONG-TERM LOANS FROM BANKS

	a.	Composed as follows:

			Convenience translation
	December 31,
			December 31, 2003
	2002	2003

	Adjusted NIS		U.S. $

	(In thousands)

Banks	23,362	19,585	4,472
Less - current maturities	3,755	9,078	2,073

	19,607	10,507	2,399

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	LONG-TERM LOANS FROM BANKS (Cont.)

	b.	Classified by currency, linkage terms and interest rates, the total amount of the liabilities (before deduction of current maturities) is as follows:

					Convenience translation

	Interest rate		December 31,
					December 31, 2003
	December 31,		2002	2003

	2002	2003	Adjusted NIS		U.S. $

	%		(In thousands)

Linked to the U.S. dollar	4.1	3.12	19,050	15,108	3,450
Linked to the Japanese yen	1.625	2.375	4,312	4,477	1,022

			23,362	19,585	4,472

As for an authorized line of credit see note 10b.

c.	The aggregate annual maturities are as follows:

		Convenience translation

	December 31, 2003

	Adjusted NIS	U.S. $

	(In thousands)

2004 (current maturity)	9,078	2,073
2005	3,716	849
2006	3,737	853
2007	3,054	697

	19,585	4,472

d.

Pursuant to the terms with a bank, the Company is required to comply with certain covenants as long as any amount is outstanding. As of December 31, 2003, the Company did not comply with the covenant regarding the ratio of shareholders’ equity to total assets.

In respect of the abovementioned covenant, the bank will not demand the immediate repayment of the loan during 2004 and, accordingly, the Company did not include the long-term loans received in the item short-term credit.

NOTE 13:-	LONG-TERM LOAN FROM MINORITY IN A SUBSIDIARY

The loan is in U.S. dollars, does not bear interest and has no maturity date.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	ACCRUED SEVERANCE PAY

			Convenience translation
	December 31,
			December 31,
	2002	2003	2003

	Adjusted NIS		U.S. $

	(In thousands)

Accrued severance pay	1,812	2,127	486
Less - severance pay fund	57	66	15

	1,755	2,061	471

NOTE 15:-	COMMITMENTS AND CONTINGENT LIABILITIES

Commitments:

a.

The Company and its subsidiaries have leased offices and warehouse space under operating leases for periods through 2005. Minimum annual rental payable under non-cancelable lease agreements, at rates effect at December 31, 2003, are as follows:

		Convenience translation

	December 31, 2003

	Adjusted NIS	U.S. $

	(In thousands)

2004	1,245	284
2005	475	108

	1,720	392

b.	For agreements with related parties see note 18.

c.	As for the tax assessment issued to the Company, see Note 17f..

Guarantees:

a.	To secure a debt to a supplier, Crow Engineering provided a bank with a guarantee in the amount of NIS 5 thousand in favor of Bank Leumi Le-Israel Ltd.

b.	Crow Engineering is a guarantor in favor of Bank Hapoalim to secure all of the debts and liabilities of the proportionately consolidated subsidiary, Freelink Ltd., up to an amount of $ 250 thousand.

c.	Crow Engineering is a guarantor in favor of Bank Hapoalim to secure the debts and liabilities of the subsidiary, Secucell Ltd., up to the amount of $ 200 thousand.

d.	Crow Engineering is a guarantor in favor of a Bank in New Zealand to secure the debts and liabilities of the subsidiary up to the amount of NIS 663 thousand.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Charges:

The Company and Crow Engineering placed a floating charge on their entire assets, in favor of a bank.

The shares of Crow Engineering are pledged to secure credit received by the Company. As for pledges to secure long-term loans from banks, see Note 12d.

NOTE 16:-	SHAREHOLDERS’ EQUITY

	a.	In January 2001, the Company issued 25,000 shares, as part of the purchase agreement of Arrow Head Alarm Products (see Note 1b).

	b.	In April 2001, the Company issued 26,900 shares, as part of the purchase agreement of Crow Australia (see Note 1c).

	c.	A summary of the Company’s stock warrants activity is as follows:

	Number of options	Weighted average exercise price

		$	NIS

Outstanding as of January 1, 2001	217,260	5	20.205
Exercised	(84,855)	5	20.705
Expired	(132,405)	5	20.705

Outstanding and exercisable as of December 31, 2001, 2002 and 2003	-	-	-

NOTE 17:-	INCOME TAXES

	a.	Measurement of taxable income under the Income Tax Law (Inflationary Adjustments), 1985:

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

The Israeli production facilities of Crow Engineering were granted, in June 1994 and July 1998, “Approved Enterprise” status, under the alternative benefits program of the abovementioned law. The two programs have already been performed and in May 2004, the Company have received from the Investment Center final approvals of their performance. Income deriving from the “Approved Enterprise” located in central Israel is tax-exempt for a period of 2 years out of 7 years period of benefits. Income deriving during the remaining 5 years of benefits is taxable at the rate of 25%. Income deriving from the “Approved Enterprise” located in development region A is tax-exempt for a period of 10 years of benefits. The period of benefits relating to the “Approved Enterprise” will expire within the period of 2007 through 2010.

The period of tax benefits, as detailed above, is subject to time limitations of the earlier of 12 years from commencement of production, or 14 years from receipt of approval.

The tax-exempt income attributable to the “approved enterprise” can be distributed to shareholders without subjecting Crow Engineering to taxes only upon the complete liquidation of the Crow Engineering. As of December 31, 2003, retained earnings included approximately NIS 26.8 million of tax-exempt profits earned by Crow Engineering’s “approved enterprise”. Crow Engineering has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to Crow Engineering’s “approved enterprise”.

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

On December 31, 2001, Crow Engineering submitted an application for an additional “Approved Enterprise” status. During June 2004 the Investment Center have approved the application and granted the “Approved Enterprise” status.

	c.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

Crow Engineering is an “industrial company”, as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation rates for machinery and equipment, as prescribed by regulations published under the Income Tax Law (Inflationary Adjustments), 1985.

	d.	The Company and Crow Engineering submit a consolidated tax report under the tax law (Industry encouragements).

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	INCOME TAXES (Cont.)

	e.	Net operating losses carryforward:

As of December 31, 2003, the Company had accumulated losses for tax purposes of approximately NIS 75 million. The carryforward tax losses are linked to the Israeli CPI. In Israel, carryforward losses may be offset against taxable income in the future for an indefinite period.

Other Israeli subsidiaries had, as of December 31, 2003 accumulated losses for tax purposes of approximately NIS 5 million.

Crow Australia had, as of December 31, 2003, accumulated losses for tax purposes of approximately NIS 0.5 million.

	f.	The Company has received final tax assessments up to and including the 1997 tax year.

Crow Engineering received final tax assessments up to and including the 1997 tax year.

During 2002, Crow Engineering received a tax assessment for the 1998 tax year. This tax assessment reflects an increased tax liability in approximately NIS 1.8 million. Crow Engineering does not accept this tax assessment and submitted an appeal.

During 2003, the Company received a tax assessment for the 1999 tax year. This tax assessment reflects an increased tax liability in approximately NIS 40.2 million. The Company does not accept this tax assessment and submitted an appeal.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	INCOME TAXES (Cont.)

	g.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets (liabilities) are as follows:

			Convenience translation
	December 31,
			December 31,
	2002	2003	2003

	Adjusted NIS		U.S. $

	(In thousands)
Deferred tax assets:
Net operating losses carryforwards	28,333	28,533	6,516
Accrued severance pay, net	165	395	90
Allowance for vacation	96	236	54
Allowance for doubtful accounts	112	573	131
Unrealized gain	81	100	23

Total deferred tax assets	28,787	29,837	6,814
Valuation allowance for deferred tax assets *)	(28,333)	(28,533)	(6,516)

Net deferred tax assets	454	1,304	298

Deferred tax liabilities:
Inventory	(144)	(151)	(34)
Tax over book depreciation	(450)	(992)	(227)
Tax liability in respect of intangible assets	(1,983)	(1,345)	(307)

Total deferred tax liabilities	(2,577)	(2,488)	(568)

Net deferred tax liabilities	(2,123)	(1,184)	(270)

Domestic	(2,131)	(1,267)	(289)
Foreign	8	83	19

	(2,123)	(1,184)	(270)

*)

The Company and its subsidiaries have provided a valuation allowance in respect of deferred tax assets, resulting from tax loss carryforwards, since management currently believes that it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences, will not be realized in the foreseeable future

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	INCOME TAXES (Cont.)

The deferred taxes are presented in the balance sheet as follows:

			Convenience translation
	December 31,
			December 31,
	2002	2003	2003

	Adjusted NIS		U.S. $

	(In thousands)

Among current assets (“other accounts receivable and prepaid expenses”)	146	758	173
Among long-term liabilities	(2,269)	(1,942)	(443)

	(2,123)	(1,184)	(270)

h.	A reconciliation of the theoretical tax expenses, assuming all income is taxable at the statutory rate (36%) applicable in Israel, and the actual tax expenses, is as follows:

				Convenience translation
	Year ended
	December 31,			Year ended
				December 31,
	2001	2002	2003	2003

	Adjusted NIS			U.S. $

	(In thousands, except share and per share data)

Income (loss) before income taxes, as reported in the consolidated statements of operations	(682)	4,280	3,385	772

Statutory tax rate in Israel	36%	36%	36%	36%

Theoretical tax expense (benefit)	(246)	1,541	1,219	278
Decrease in taxes resulting from “Approved Enterprises” (1)	(767)	(1,949)	(1,590)	(363)
Tax adjustment in respect of foreign subsidiary different tax rate	-	-	88	20
Capital gain from decrease in subsidiary and affiliate	(1,795)	-	-	-
Carryforward losses and other deferred taxes for which a valuation allowance was recorded , net	1,441	1,070	262	60
Non-deductible expenses	522	490	44	10
Others	305	(457)	232	53

Taxes on income in the statements of operations	(540)	695	255	58

(1) Basic and diluted earnings per share amounts of the tax benefit resulting from the Approved Enterprise”	0.70	1.78	1.45	0.33

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	INCOME TAXES (Cont.)

	i.	Income (loss) before taxes on income is comprised as follows:

				Convenience translation
	Year ended
	December 31,			Year ended
				December 31,
	2001	2002	2003	2003

	Adjusted NIS			U.S. $

	(In thousands)

Domestic	(550)	3,465	1,593	363
Foreign	(132)	815	1,792	409

	(682)	4,280	3,385	772

j.	The provision for taxes on income is comprised as follows:

Domestic	(540)	412	133	30
Foreign	-	283	122	28

	(540)	695	255	58

NOTE 18:-	TRANSACTIONS WITH RELATED PARTIES

a.

The Company paid management fees to Silverboim Holding Ltd. (the former controlling company) (“Silverboim”) at an amount equal to the salary of Crow Engineering’s general manager. The management fees for the years ended December 31, 2001, 2002 and 2003, are NIS 1,101 thousand, NIS 1,109 thousand and NIS 1,099 thousand ($251 thousand), respectively. Silverboim provided the Company management services until May 2004.

b.

In prior years, the Company entered into a 17% participation agreement with Silverboim pursuant to which the Company is responsible to pay 17% of Silverboim’s rent and other maintenance expenses, but not exceeding $2,500 per month. The amounts payable to Silverboim are at fair market value. This agreement was expired during 2003.

c.

During June 2003, the Company entered into a new agreement, pursuant to which the Company is responsible to pay Meir Jacobson compensation as the Company’s chairman of board of the directors $3,000 per month.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

Transactions with related parties:

				Convenience translation
	Year ended
	December 31,			Year ended
				December 31,
	2001	2002	2003	2003

	Adjusted NIS			U.S. $

	(In thousands)

Compensation to related parties (1):
Wages and salaries	1,324	1,434	1,484	339
Management fees	1,101	1,109	1,099	251
Directors’ fees	153	210	211	48

	2,578	2,753	2,794	638

(1) Compensation was paid to related parties, as follows:

Related parties employed by the Group	1,324	1,434	1,484	339

Related parties not employed as above - directors (including companies held by these directors)	1,254	1,319	1,310	299

	Year ended December 31,

	2001	2002	2003

Number of individuals to whom the compensation relates (includes all directors)	8	8	8

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

	a.	Segment information:

The Group operates in one industry segment.

	b.	Geographic information:

The Company has four main reportable geographic areas.

	Year ended December 31, 2003

	Europe	Australia, New Zealand and South & East Asia	America	Israel	Others	Elimination	Consolidated

	Adjusted NIS in thousands

Sales to unaffiliated customers	51,406	26,817	9,372	11,468	1,074	-	100,137
Inter-area sales to affiliates	-	1,807	-	1,414	-	(3,221)	-

Total sales	51,406	28,624	9,372	12,882	1,074	(3,221)	100,137

Operating income	4,734	2,093	183	1,537	21	-	8,568
Financial expenses, net							(3,674)
Other loss, net							(1,509)

Income before taxes on income							3,385
Taxes on income							(255)
Equity in losses of an affiliate							(1,498)
Minority interest in earnings of a subsidiary							(684)

Net income							948

Depreciation and amortization	-	2,392	-	3,151	-	-	5,543

Long-lived assets	-	7,444	-	16,308	-	-	23,752

Capital expenditures	-	3,402	-	2,165	-	-	5,567

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

	Year ended December 31, 2002

	Europe	Australia, New Zealand and South & East Asia	America	Israel	Others	Elimination	Consolidated
	Adjusted NIS in thousands

Sales to unaffiliated customers	43,610	25,109	9,202	13,437	973	-	92,331
Inter-area sales to affiliates	-	1,626	-	3,041	-	(4,667)	-

Total sales	43,610	26,735	9,202	16,478	973	(4,667)	92,331

Operating income	3,767	1,019	446	2,085	31	-	7,348
Financial expenses, net							(2,406)
Other loss, net							(662)

Income before taxes of income							4,280
Taxes on income							(695)
Equity in losses of an affiliate							(1,279)
Minority interest in earnings of a subsidiary							(233)

Net income							2,073

Depreciation and amortization	-	2,117	-	3,269	-	-	5,386

Long-lived assets	-	6,483	-	17,413	-	-	23,896

Capital expenditures	-	226	-	3,000	-	-	3,226

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

	Year ended December 31, 2001

	Europe	Australia, New Zealand and South & East Asia	America	Israel	Others	Elimination	Consolidated

	Adjusted NIS in thousands

Sales to unaffiliated customers	40,120	13,715	9,591	13,896	1,154	-	78,476
Inter-area sales to affiliates	-	677	-	2,648	-	(3,325)	-

Total sales	40,120	14,392	9,591	16,544	1,154	(3,325)	78,476

Operating income (loss)	(860)	(2,432)	(656)	(452)	12	-	(3,484)
Financial expenses, net							(1,806)
Other income, net							4,608

Loss before taxes on income							(682)
Taxes on income							540
Equity in losses of an affiliate							(4,765)
Minority interest in losses of a subsidiary							42

Net loss							(4,865)

Depreciation and amortization	-	1,815	-	2,912	-	-	4,727

Long-lived assets	-	8,468	-	18,570	-	-	27,038

Capital expenditures	-	10,188	-	4,563	-	-	14,751

c.	Major customer as a percentage of total sales:

	Year ended December 31,

	2001	2002	2003

	%

Customer A	13	10	13
Customer B	9	6	6
Customer C	7	5	3

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	SELECTED STATEMENTS OF OPERATIONS DATA

					Convenience translation
		Year ended December 31,
					Year ended December 31, 2003

		2001	2002	2003

		Adjusted NIS			U.S. $

		(In thousands)
a.	Research and development expenses:

	Salaries and related expenses	3,088	3,957	4,122	941
	Subcontractors	1,188	1,252	839	192
	Other	571	168	272	62

		4,847	5,377	5,233	1,195

b.	Selling and marketing expenses, net:

	Salaries and related expenses	2,034	2,276	2,669	610
	Exhibitions and advertising	3,456	2,338	2,681	612
	Depreciation	98	133	150	34
	Other	1,875	2,036	3,051	698

		7,463	6,783	8,551	1,954

c.	General and administrative expenses:

	Salaries and related expenses	4,006	4,302	4,448	1,016
	Depreciation	569	612	571	130
	Management fees and consulting expenses	3,565	1,815	1,642	375
	Bad debts and doubtful accounts	275	538	1,562	357
	Other	2,016	3,948	4,160	950

		10,431	11,215	12,383	2,828

d.	Other income (expenses), net:

	Capital gain from decrease in holdings in an affiliate	4,958	-	-	-
	Company interest in losses of jointly controlled entities attributed to the other partners	(347)	(295)	(1,187)	(271)
	Gain (loss) from sale of property and equipment	(30)	(131)	(51)	(12)
	Other	27	(236)	(271)	(62)

		4,608	(662)	(1,509)	(345)

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

					Convenience translation
		Year ended December 31,
					Year ended December 31, 2003

		2001	2002	2003

		Adjusted NIS			U.S. $

		(In thousands)
e.	Financial expenses, net:

	Erosion of principal of long-term loans, net	(279)	(665)	1,016	232
	Interest on long-term loans, short-term loans, bank credit	(3,096)	(2,366)	(2,412)	(550)
	Others	1,569	625	(2,278)	(520)

		(1,806)	(2,406)	(3,674)	(838)

NOTE 21:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of the Company conform with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain respects from those followed in the United States (“U.S. GAAP”), as described below:

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

As for the discontinuance of the adjustment of financial statements, see note 2w.

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

Under Statement of Financial Accounting Standard No. 130, “Reporting Comprehensive Income” (“SFAS No. 130”), the Company should include and present specific income components as part of the shareholders’ equity.

Under Israeli GAAP, these specific income components are recorded in the Company’s statement of operations or as part of the additional paid-in capital, as applicable for the relevant income component. Thus, foreign currency translation adjustments are recorded in the Company’s statements of changes in shareholders’ equity as cumulative foreign currency translation adjustments.

The effect of the difference on the Company’s consolidated financial statements in respect of the foreign currency translation adjustments in 2003, 2002 and 2001 is NIS 153 thousand, NIS 57 thousand and NIS 460 thousand respectively, which, under U.S. GAAP, would have been recorded as comprehensive income in the shareholders’ equity.

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

	e.	Functional currency translation:

According to U.S. GAAP, financial statements of companies whose functional currency is not the reporting entity’s currency are translated into the reporting currency in accordance with Statement of Financial Accounting Standard No. 52 “Foreign Currency Translation” (“SFAS No. 52”).

The functional currency of the Company is the NIS, as the NIS is the primary currency of the economic environment in which the Company has operated and expects to continue to operate in the foreseeable future. The Company’s operations are currently conducted in Israel and most of the Israeli expenses are currently paid in NIS. Financing and investing activities, equity transactions and cash investments, are made in NIS.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Accordingly, monetary accounts maintained in currencies other than the NIS are remeasured into NIS. All transactions gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

The financial statements of certain subsidiaries whose functional currency is not the NIS, have been translated into NIS. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity, accumulated other comprehensive loss.

According to Israeli GAAP, the financial statements of these companies, whose functional currency is not the NIS, have been translated into NIS, in accordance with Interpretation 8 to Statement 36 of the Institute of Certified Public Accountants in Israel. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the exchange rate at the balance sheet date.

The resulting difference between the investment and the remeasurement of shareholders’ equity, in respect of the said companies, and according to changes in the exchange rates of the different functional currencies, is carried to a separate item among the statement of changes in shareholders’ equity, “Foreign currency translation adjustments”.

The differences between Israeli GAAP and U.S. GAAP are immaterial with respect to the financial statements of the Company.

	f.	Proportionate consolidation:

Under Israeli GAAP, jointly controlled entities are included in the Company’s consolidated financial statements, using the proportionate consolidation method.

Under U.S. GAAP, investments in jointly controlled entities are accounted for by the equity method.

However, proportionate consolidation is permitted by regulations of the Securities and Exchange Commission that are applicable to foreign private issues.

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

Under U.S. GAAP, the Company is required to provide condensed financial information of a 50% or less owned affiliate accounted for by the equity method. Under Israeli GAAP, such condensed financial information is not required. The summarized financial information for the affiliate and jointly controlled entities is as follows:

	December 31,

	2002	2003

	Adjusted NIS

	(In thousands)

Current assets	14,258	8,963

Non-current assets	2,373	1,990

Current liabilities	9,165	8,801

Non-current liabilities	2,262	4,099

Sales	22,480	13,632

Gross profit	7,950	4,207

Net loss	4,131	6,512

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

	h.	Preferred shares of an affiliate:

		1.	Under Israeli GAAP, capital gain from decrease in interest in an affiliate as a result of issuance of preferred shares to third party will be recognized at the date of occurrence.

Under U.S. GAAP, the change in the parent company’s proportionate share of the affiliate’s equity resulting from issuance of preferred shares should not be accounted for as a decrease in interest in an affiliate and no gain would be recognized.

Under Israeli GAAP the equity method applies to the affiliate’s shareholders equity regardless of the different types of shares.

Under U.S. GAAP, the investment is presented using the equity method of accounting and in accordance with APB 18, “The Equity Method of Accounting for Investments in Common Stock” and EITF 99-10, “Percentage Used to Determine the Amount of Equity Method Losses”, which requires that an investor should recognize equity method losses based on the ownership level of the particular investee security held by the investor or the change in the investor’s claim on the investee’s book value.

		2.	The effect of the material differences between Israeli and U.S. GAAP of the aforementioned items on the financial statements is as follows:

On the consolidated statements of operations:

	Year ended December 31,

	2001	2002	2003

	Adjusted NIS

	(In thousands, except share and per share data)

Net income (loss) as reported, according to Israeli GAAP	(4,865)	2,073	948
Gain from decrease in interest in affiliates	(4,179)	-	-
Equity in losses of an affiliate	833	1,279	1,498

Income (loss) according to U.S. GAAP	(8,211)	3,352	2,446

On the consolidated balance sheets:

According to U.S. GAAP, the investment in an affiliate as of December 31, 2002 and 2003 was NIS 484 thousand and NIS 1,658 thousand, respectively. As for the increase see note 7d.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

	i.	Earnings (loss) per share:

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

No options were excluded from the calculations during 2001, 2002 and 2003.

The material effect on the Company’s earnings (loss) per share, as reported, is as follows:

	Year ended December 31,

	2001	2002	2003

Basic and diluted net earnings (loss), as reported, according to Israeli GAAP (in adjusted NIS)	(4.45)	1.90	0.87

Basic and diluted net earnings (loss), according to U.S. GAAP (in adjusted NIS)	(1.89)	0.77	(0.97)

Weighted average number of shares used in computing basic and diluted earnings (loss) per share, according to U.S. GAAP	4,336,265	4,372,275	4,372,275

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

	j.	Deferred tax liability:

Under FAS 109, a deferred tax liability normally would be recorded relating to taxes that would be owed on the distribution of profits even if management does not intend currently to declare dividends. However, under Israeli tax law, a company could be liquidated and profits distributed with no tax liability to the company; rather, the shareholders would incur the tax liability. If the registrant can represent that profits could be distributed tax free in liquidation, and the undistributed earnings are essentially permanent in duration, a deferred tax liability does not need to be recorded.

If the approved enterprise benefit relates to a domestic (Israeli) subsidiary, the parent company would be liable for the taxes upon distribution. Accordingly, a deferred tax liability should be recorded unless the subsidiary could be merged with the parent in a tax-free merger or if there is some other manner in which the earnings could be distributed tax-free.

Under Israeli GAAP a deferred tax liability would not be recorded relating to taxes that would be owed on the distribution of profits in case management does not intend currently to declare dividends, which will trigger such tax liability.

During 2003 the tax practice In Israel was changed and the Company estimates that it cannot perform a tax-free merger. Therefore the Company should record under US GAAP a tax liability in the amount of NIS 6,700 thousand ($ 1,530 thousand).

	k.	Segment information:

According to Israeli GAAP, segment disclosures are provided in accordance with the guidance of Accounting Standard No. 11, “Segment reporting”, which defines a business segment as a distinguishable component of an enterprise that is engaged in providing an individual product or service (or group of related products or services) and that is subject to risks and returns that are different from those of other business segments.

According to U.S. GAAP, segment disclosures are provided in accordance with the guidance of Statement of Financial Accounting Standard No. 131, “Segment reporting” (“SFAS No. 131”), which defines a business as a component of an enterprise that (a) engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise); (b) whose operating results are regularly reviewed by the enterprise’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance; and (c) for which discreet financial information is available.

For all years presented, there were no material differences between those two disclosure requirements, as both definitions resulted in the same reportable segments.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

	l.	Impact of recently issued accounting standards:

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

	m.	The effect of the material differences between Israeli and U.S. GAAP of the aforementioned items on the financial statements is as follows:

		1.	On statement of operations items:

	Year ended December 31,

	2001	2002	2003

	Adjusted NIS in thousands

Net income (loss) as reported according to Israeli GAAP	(4,865)	2,073	948
Gain from decrease in interest in affiliates - see note 20h	(4,179)	-	-
Equity in losses of an affiliate - see note 20h	833	1,279	1,498
Deferred tax liability - see note 20j	-	-	(6,700)

Net income (loss) according to U.S. GAAP	(8,211)	3,352	(4,254)

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2. On balance sheet items:

	December 31, 2003

	As per Israeli GAAP	Adjustment	As per U.S. GAAP

	Adjusted NIS in thousands

Investment in an affiliate - see note 21h	2,227	(701)	1,526
Long-term investments - see note 21f	6,403	(701)	3,490

Total assets	90,686	(3,221)	89,985

Deferred tax liability - see note 21j	-	(6,700)	(6,700)
Shareholders’ equity	(22,229)	7,401	(14,828)

Total liabilities and shareholders’ equity	(90,686)	701	(89,985)

NOTE 22:-	SUBSEQUENT EVENTS

In March of 2004, a major shareholder sold its entire holdings to some of the controlling shareholders and others. Following the sale, the controlling agreement mentioned in Note 1b has been terminated and replaced by a new shareholders’ agreement.

The Company has been exploring an opportunity to develop and market, in cooperation with other corporations, interactive mobile phones for the use of persons with special needs. This project, which is not related to the Company’s core business of security alarm systems, is in its most initial stages. The Company signed an agreement for the development and manufacturing of the initial test units. In addition the Company has entered into a Memorandum Of Understanding for the trial marketing of the initial tests units with a European corporation, which is allowed to resell mobile telecommunication services in Germany.

- - - - - - - - -

VIDEO DOMAIN TECHNOLOGIES LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

- - - - - - - - - - - - -

•	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	•	Phone: 972-3-6232525 Fax: 972-3-5622555

AUDITORS’ REPORT

To the shareholders of

VIDEO DOMAIN TECHNOLOGIES LTD.

          We have audited the accompanying balance sheets of Video Domain Technologies Ltd. (“the Company”) as of December 31, 2003 and 2002, and the related statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditors’ Regulations (Auditor’s Mode of Performance), 1973, and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations, the changes in shareholders’ equity and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with generally accepted accounting principles in Israel. As applicable to the Company’s financial statements, generally accepted accounting principles in the United States and in Israel are substantially similar in all material respects.

Tel-Aviv, Israel June 7, 2004	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

VIDEO DOMAIN TECHNOLOGIES LTD.

BALANCE SHEETS

		December 31,

		2003	2002

	Note	U.S. dollars in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3	396	1,110
Trade receivables	4	388	492
Other accounts receivable	5	116	56
Inventory	6	673	1,061

		1,573	2,719

INVESTMENT IN AN AFFILIATE		12	-

FIXED ASSETS:	7
Cost		479	471
Less - accumulated depreciation		345	276

		134	195

OTHER ASSETS, NET		16	25

		1,735	2,939

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit	8	-	207
Trade payables	9	265	316
Other accounts payable	10	347	328

		612	851

LONG-TERM LIABILITIES:
Related party	11	298	298
Accrued severance pay, net	12	256	231
Long-term loans from related parties	13	98	83

		652	612

SHAREHOLDERS’ EQUITY	14	471	1,476

		1,735	2,939

The accompanying notes are an integral part of the financial statements.

June 7, 2004

Date of approval of the financial statements	Menachem Zibziner CFO Executive Director	Aviad Hellman CEO Executive Director

VIDEO DOMAIN TECHNOLOGIES LTD.

STATEMENTS OF OPERATIONS

		Year ended December 31,

		2003	2002	2001

	Note	U.S. dollars in thousands

Revenues from sales	18a	2,132	2,707	3,020
Cost of sales		1,582	1,653	2,182

Gross profit		550	1,054	838

Research and development costs		503	625	1,084
Selling and marketing expenses		594	622	527
General and administrative expenses		466	640	801

		1,563	1,887	2,412

Operating loss		(1,013)	(833)	(1,574)
Financial income (expenses), net	18b	(50)	31	46
Other income (expenses)		1	(6)	(255)

		(1,062)	(808)	(1,783)
Equity in earnings of an affiliate		12	-	-

Loss for the year		(1,050)	(808)	(1,783)

The accompanying notes are an integral part of the financial statements.

VIDEO DOMAIN TECHNOLOGIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Additional paid-in capital	Payment on account of options	Accumulated deficit	Total

	U.S. dollars in thousands

Balance as of January 1, 2001	*) -	1,910	-	(1,666)	244

Issuance of share capital, net	*) -	2,814	-	-	2,814
Issuance of share options, net	-	-	470	-	470
Conversion of long-term loans	*) -	539	-	-	539
Loss for the year	-	-	-	(1,783)	(1,783)

Balance as of December 31, 2001	*) -	5,263	470	(3,449)	2,284

Loss for the year	-	-	-	(808)	(808)

Balance as of December 31, 2002	*) -	5,263	470	(4,257)	1,476

Cancellation of cost of issuance of share capital	-	45	-	-	45
Loss for the year	-	-	-	(1,050)	(1,050)

Balance as of December 31, 2003	*) -	5,308	470	(5,307)	471

*)     Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

VIDEO DOMAIN TECHNOLOGIES LTD.

STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2003	2002	2001

	U.S. dollars in thousands

Cash flows from operating activities:

Loss for the year	(1,050)	(808)	(1,783)
Adjustments to reconcile loss to net cash used in operating activities (a)	563	(34)	297

Net cash used in operating activities	(487)	(842)	(1,486)

Cash flows from investing activities:

Purchase of other assets	(9)	(8)	(18)
Proceeds from sale of fixed assets	1	17	19
Purchase of fixed assets	(12)	(16)	(95)

Net cash used in investing activities	(20)	(7)	(94)

Cash flows from financing activities:

Issuance of share capital	-	-	3,284
Short-term bank credit, net	(207)	128	25

Net cash provided by (used in) financing activities	(207)	128	3,309

Increase (decrease) in cash and cash equivalents	(714)	(721)	1,729
Cash and cash equivalents at the beginning of the year	1,110	1,831	102

Cash and cash equivalents at the end of the year	396	1,110	1,831

The accompanying notes are an integral part of the financial statements.

VIDEO DOMAIN TECHNOLOGIES LTD.

STATEMENTS OF CASH FLOWS

		Year ended December 31,

		2003	2002	2001

		U.S. dollars in thousands

(a)	Adjustments to reconcile loss to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	91	92	84
	Equity in earnings of affiliate	(12)	-	-
	Accrued severance pay, net	25	15	34
	Erosion of principal of long-term liabilities	15	(6)	11
	Capital loss on sales of fixed assets	(1)	6	-

		118	107	129

	Changes in asset and liability items:

	Decrease (increase) in trade receivables	104	(66)	548
	Decrease (increase) in other accounts receivable	(60)	(17)	134
	Decrease in inventory	388	252	114
	Increase (decrease) in trade payables	(51)	51	(723)
	Decrease in related party	-	(185)	-
	Increase (decrease) in other accounts payable	64	(176)	95

		445	(141)	168

		563	(34)	297

(b)	Significant non-cash activities:

	Conversion of long-term loan	-	-	539

	Cancellation of cost of issuance of share capital	45	-	-

The accompanying notes are an integral part of the financial statements.

VIDEO DOMAIN TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

	a.	Company description:

Video Domain Technologies Ltd., (“the Company”), established in 1997, operates in the global digital video surveillance systems and CCTV market. The Company develops, produces and markets a range of digital CCTV and remote surveillance systems for residential and business use. The product range, which incorporates core technology developed in-house, primarily consists of smart cameras and digital video surveillance systems.

During 2001, the Company raised $ 3,500 from external investors and existing shareholders converted $ 539 of loans to equity (see Note 14c).

In 2002, the Company together with a third party established VDT (UK) Ltd. (“VDT(UK)”). The Company holds 26% of VDT UK share capital. VDT (UK) sells, markets and supports the Company’s products in U.K.

	b.	Definitions:

		Related parties	-	As defined in Opinion 29 of the Institute of Certified Public Accountants in Israel.

		Affiliate	-	Company that is not a subsidiary, and over which the Company has significant influence. The Company’s investment therein is included using the equity method of accounting.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of the financial statements, are as follows:

	a.	Financial statements in U.S. dollars:

The Company’s transactions are recorded in new Israeli shekels, however, the majority of the Company’s sales is made outside of Israel in U.S. dollars, and a substantial portion of the Company’s costs is incurred in U.S. dollars. Accordingly, the Company has determined to adjust its financial statements according to the changes in the exchange rate of the U.S. dollar, in conformity with Section 29a to Statement No. 36 of the Institute of Certified Public Accountants in Israel as of January 1, 2001. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The effect of foreign currency remeasurement are reported in current operations, financial income or expenses as appropriate.

VIDEO DOMAIN TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	b.	Cash and cash equivalents:

Cash equivalents are considered by the Company to be highly liquid investments, which include unrestricted short-term bank deposits that have been originally deposited for three months or less.

	c.	Allowance for doubtful accounts:

The allowance is determined in respect of specific accounts deemed doubtful of collection by the Company’s management.

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

Revenues from product sales are recognized when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable and collection is probable. The Group maintains a provision for product returns, in accordance with Statement of Financial Accounting Standard No. 48, “Revenue Recognition When Right of Return Exists” (“SFAS No. 48”). Provision for returns and other sale allowances are determined on the basis of past experience and are deducted from revenues.

g.	Advertising costs:

Advertising costs are expensed as incurred.

h.	Research and development costs:

Research and development costs are charged to income as incurred.

VIDEO DOMAIN TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	i.	Taxes on income:

1.

The Company accounts for taxes on income under the liability method of accounting for taxes on income. Under the liability method, deferred tax asset and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

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

	k.	Fair value of assets and liabilities:

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

	l.	Effects of new accounting standards on the financial statements:

In October 2001, Accounting Standard No. 13 with respect to the effect of changes in foreign exchange rates. In December 2002, Accounting Standard No. 17 was published with respect to the deferral of the effective date of Accounting Standard No. 13 to January 1, 2004.

Accounting Standard No. 13 replaces Interpretations No. 8 and No. 9 of Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which have been superseded upon the discontinuance of the adjustment of financial statements. The Standard deals with the translation of foreign currency transactions and with the translation of financial statements of foreign operations for incorporation into the financial statements of the reporting enterprise. The translation principles of Accounting Standard No. 13 are different from those applied to date.

VIDEO DOMAIN TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company believes that the effect of Standard No. 13 on its results of operations, financial position and cash flows is not expected to be material.

NOTE 3:-	CASH AND CASH EQUIVALENTS

	December 31,

	2003	2002

	U.S. dollars in thousands

Cash	96	7
Short-term deposits	300	1,103

	396	1,110

NOTE 4:-	TRADE RECEIVABLES

Open accounts - U.S. dollars	344	416
Open accounts - NIS	130	100
Checks receivable	10	30

	484	546
Less - allowance for doubtful accounts	96	54

	388	492

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE

Government authorities	65	36
Advances to suppliers	18	3
Prepaid expenses and other receivables	33	17

	116	56

NOTE 6:-	INVENTORY

Raw materials	106	605
Work in progress	410	344
Finished products	157	112

	673	1,061

VIDEO DOMAIN TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 7:-	FIXED ASSETS

Composition:

	Machinery and equipment	Vehicles	Office furniture and equipment	Leasehold improvements	Total

	U.S. dollars in thousands

Cost:

Balance at January 1, 2003	12	21	328	110	471
Disposals during the year	-	-	(4)	-	(4)
Additions during the year	2	-	10	-	12

Balance at December 31, 2003	14	21	334	110	479

Accumulated depreciation:

Balance at January 1, 2003	3	10	224	39	276
Disposals during the year	-	-	(4)	-	(4)
Additions during the year	1	3	49	20	73

Balance at December 31, 2003	4	13	269	59	345

Depreciated cost at December 31, 2003	10	8	65	51	134

Depreciated cost at December 31, 2002	9	11	104	71	195

NOTE 8:-	SHORT-TERM BANK CREDIT

		December 31,
	Weighted interest rate
		2003	2002

	31.12.2002	U.S. dollars in thousands

	%

Short-term bank loans	7.35	-	207

NOTE 9:-	TRADE PAYABLES

Open accounts (1) (2)	265	316

(1) Including - in U.S. dollars	18	10

(2) Including - related parties - current account	64	58

VIDEO DOMAIN TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 10:-	OTHER ACCOUNTS PAYABLE

	December 31,

	2003	2002

	U.S. dollars in thousands

Employees and payroll accruals (1)	160	174
Customer advances	70	38
Accrued expenses	65	106
Others	52	10

	347	328

(1) Including provision for vacation	82	80

NOTE 11:-	RELATED PARTY

Crow Israel Ltd., related party	298	298

NOTE 12:-	ACCRUED SEVERANCE PAY, NET

a.

The liabilities of the Company and its subsidiaries for severance pay are computed on the basis of the employee’s most recent salary as of the balance sheet date and in accordance with the Severance Pay Law, and are fully covered by current payments to insurance companies in respect of managers’ insurance policies, as well as by the balance sheet accrual.

b.

The amounts accrued in managers’ insurance policies and provident funds on behalf of the employees and the related liabilities, are not reflected in the balance sheet, since the funds are not under the control and management of the Company.

NOTE 13:-	LONG-TERM LIABILITIES FROM RELATED PARTIES

Composition:

	December 31,

	2003	2002

	U.S. dollars in thousands

Related party - Crow Ltd.:
Loan linked to the Israeli CPI (1)	50	43

Related party - Video Cad Ltd.:
Loan linked to the Israeli CPI (1)	48	40

	98	83

(1) The loan repayment date is yet undetermined.

VIDEO DOMAIN TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14:-	SHARE CAPITAL

	a.	Composition:

	December 31, 2003 and 2002

	Authorized	Issued and outstanding

	Number of shares

Ordinary shares of NIS 0.01 par value each	3,265,796	15,392
Preferred “A” shares of NIS 0.01 par value each	4,204	4,204

	3,270,000	19,596

The Ordinary shares confer voting rights and rights to receive profits.

	b.	Preferred shares:

The Preferred shares confer all of the rights of Ordinary shares, have the right to convert to Ordinary shares (on a one to one basis) and automatically will be converted upon an IPO or consent of 80% of holders of the Preferred shares. In addition, the Preferred shares have anti dilution rights and preference upon a liquidation of the Company.

	c.	Issuance of share capital:

On July 7, 2001, the Company and Puma II (“Puma”) entered into an agreement according to which, the Company issued to Puma 4,204 A Preferred shares in consideration of $ 3 million. At that date, two of the Company’s shareholders converted their $ 539 thousand in loans into 721 Ordinary shares. In March 2001, the Company and Foamart Ltd. (“Foamart”) entered into an agreement according to which the Company issued to Foamart an option to purchase 989 Ordinary shares of the Company in consideration of $ 500 thousand, at an exercise price of $ 600 thousand. Foamart paid $ 100 thousand in advance and $ 400 thousand on August 6, 2001.

NOTE 15:-	TAXES ON INCOME

	a.	Benefits under the Law for the Encouragement of Capital Investment:

In 1998, the Company filed an application for an approved enterprise status with the Investment Center. The request was approved in 2001.

The Company did not file a final performance report and, therefore, it is uncertain whether the Company will be entitled to tax benefits.

	b.	Taxation under inflation:

In accordance with the Income Tax (Inflationary Adjustments) Law, 1985, the results for tax purposes are measured in real terms based on the changes in the Israeli CPI.

VIDEO DOMAIN TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	TAXES ON INCOME (Cont.)

	c.	Losses and deductions carried forward to future years:

Carryforward tax losses as of December 31, 2003 aggregate to $ 2,200. As it is uncertain whether there will be taxable income in the future, no deferred taxes were recorded as an asset in the balance sheet.

d.

Below is a reconciliation between the theoretical tax expense assuming that all the income was taxed at the statutory tax rate applicable to Israeli companies and the actual tax expense as reported in the statements of operations:

	Year ended December 31,

	2003	2002	2001

	U.S. dollars in thousands

Loss for the year	(1,050)	(808)	(1,783)

Statutory tax rate	36%	36%	36%

Tax expense computed at the statutory tax rate	(378)	(291)	(642)

Tax (tax savings) resulting from the following factors:

Nondeductible expenses	4	4	4
Losses for tax purposes and temporary differences for which deferred taxes were not provided	370	281	634
Other	4	6	4

	-	-	-

NOTE 16:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.

In July 2000, five-year employment contracts were signed between the Company and two of its shareholders whereby the monthly salary of each is $ 10 thousand, plus related benefits. According to these contracts, should the shareholders resign, the Company will pay six-month salaries as severance pay and should the Company dismiss the shareholders, the Company will pay each of the shareholders 24 month salaries. In addition, each of the shareholders is entitled to a yearly bonus of 2% of the Company profits before taxes.

	b.	Commitments:

On August 31, 1997, the Company entered into a five-year agreement for the lease of offices until December 31, 2002 in exchange for annual lease fees of $ 46. The agreement was extended until December 31, 2004.

	c.	See Note 17c.

VIDEO DOMAIN TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 17:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

	a.	Balances with related parties:

See Notes 9, 11, 13.

	b.	Transactions with related parties:

	Year ended December 31,

	2003	2002	2001

	U.S. dollars in thousands

Sales	514	346	72
Cost of sales	129	160	238
Research and development	-	10	103
Marketing and sales	12	7	-
General and administrative	-	-	117
Financial expenses	-	4	-

The transactions are in accordance with normal market conditions.

c.

On April 25, 2000, the Company and a related party entered into an agreement for the purchase of lens for a certain product of the Company. The agreement determines that the consideration shall amount to the cost of the lens plus half of the gross profit upon the sale of the Company’s product.

NOTE 18:-	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS

	a.	Revenues from sales:

	Year ended December 31,

	2003	2002	2001

	U.S. dollars in thousands

Export sales (1)	2,045	2,422	2,499
Sales to Israeli market	87	285	521

	2,132	2,707	3,020

(1) Export sale by geographical destinations:

Australia and Asia	66	80	210
Europe	1,272	1,298	1,455
North America	649	969	813
Other	58	75	21

	2,045	2,422	2,499

VIDEO DOMAIN TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 18:-	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS (Cont.)

	b.	Financial income (expenses), net:

	Year ended December 31,

	2003	2002	2001

	U.S. dollars in thousands

Financial expenses in respect of short-term loans and overdrafts, net	(12)	(27)	(13)
Financial income (expenses) in respect of long- term loans from related parties	(15)	57	-
Other	(23)	1	59

	(50)	31	46

- - - - - - - - - - - - - - - - -

EXHIBITS

1	Amended and Restated Articles of Association of Crow Technologies 1977 Limited

4.1	Agreement, dated March 15, 2004, by and between Crow Electronic Engineering Ltd. and Video Domain Technologies Ltd.

4.2	OEM Agreement, effective as of December 10, 2003, by and between Crow Electronic Engineering Ltd. and ***

4.3	Letter of Agreement, dated May 2003, by and between Crow Technologies 1977 Ltd. and Mr. Meir Jacobson (Translation form hebrew)

4.4	Memorandum of Understanding, dated as of January 2001, between Crow Electronic Engineering Ltd. and Arrow Head Alarm Products. (1)

4.5

Memorandum of Understanding, dated as of April 2001, between Crow Technologies 1977 Ltd., Crow Electronic Engineering Ltd., Crow Australia Pty Ltd., Yossi Harel and Yehezkel Alima; and Amendments thereto. (2)

4.6	Memorandum of Understanding between Crow Electronic Engineering Ltd. and/or Crow Technologies 1977 Ltd. and Crow Electronic Engineering Inc., Israel Blum and Yosef Harel; and Amendments thereto (2).

4.7	Memorandum of Understanding between Crow Electronic Engineering Ltd. and Camden Trading Ltd., Inc. for the formation of Actech Access Technologies Ltd. (3)

4.8	A Summary Translation of the Founders Agreement, and Amendments thereto for the establishment of ScanVision Technologies Ltd., between Crow Electronic Engineering Ltd. and Mr. Aharon. (3)

4.9

Deed of Grant and Sale of Option Over Real Estate, between Murwood Holdings Limited and Crow Electronic Engineering Ltd. and its partners in ArrowHead Alarm Products Ltd., for the purchase of a building in New Zealand. (3)

8	Subsidiaries

12.1	Certification by chief executive officer as required by Rule 13a-14(a).

12.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(a).

13

Certification by chief executive officer and the person serving in the capacity of chief financial officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

(1) Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.
(2) Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference.
(3) Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference.
*** Confidential treatment requested as to the name of the purchaser and certain other portions of this agreement, which name and other portions were omitted and filed separately with the Securities Exchange Commission