Form 20-F/A
period 2003-12-31
CROW TECHNOLOGIES 1977 LTD
filed 2004-08-05
CIK 770320

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

☐ Item 17      ☒ Item 18

EXPLANATORY NOTE

This amendment to our annual report on Form 20-F for the fiscal year ended December 31, 2003 is filed for the purpose of amending Item 5 and Item 11 of the original annual report, as follows:

(1) Item 5 of our original Form 20-F for the year ended December 31, 2003 is hereby amended by adding an analysis of our operation results and cash flow for the year ended December 31, 2002 as compared to the year ended December 31, 2001, instead of incorporating the analysis of such results by reference to our annual report for the year ended December 31, 2002. In addition, a reference to note 21(j) of our consolidated financial statements for the year ended December 31, 2003 is hereby added in the last sentence of the paragraph “Deferred Income Taxes” under the section captioned “Significant Accounting Principles and Policies” in Item 5.A.

(2) Due to a clerical error with respect to Item 11 of our original Form 20-F for the year ended December 31, 2003, this Item 11 is hereby replaced in its entirety.

Therefore, this Form 20-F/A consists of a cover page, this explanatory note, Item 5 (as amended), Item 11 (as amended), the signature page and the required certifications of our chief executive officer and the person serving in the capacity of our financial officer.

This amendment does not reflect events occurring after the filing of the original Form 20-F for the fiscal year ended December 31, 2003, and should not be viewed as updating any information contained therein. Except as described above, no change has been made to our annual report on Form 20-F filed on July 15, 2004.

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

        For additional analysis of tax issues, please refer to Notes 17 and 21(j) of our consolidated financial statements included elsewhere in this report.

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

        Reclassification. Certain amounts from prior years have been reclassified to conform to the current year’s presentation.

Results of Operations

        The following table sets forth for the periods indicated, selected items from our consolidated statements of operations as a percentage of our total sales.

	Year Ended December 31
	2001		2002	2003

Sales	100%		100%	100%
Cost of Sales	74.6%		65.7%	64.4%
Gross Profit	25.4%		34.3%	35.6%
Research & Development Expenses	6.2%		5.8%	5.2%
Sales and Marketing Expenses	9.5%		7.3%	8.6%
General & Administrative Expenses	13.3%		12.1%	12.3%
Amortization of Other Assets	0.9%		1.0%	0.9%
Operating Income (Loss)	(4	.5)%	8.1%	8.6%
Income (Loss) Before Tax	(0	.9)%	4.6%	3.4%
Net Income (Loss)	(6	.2)%	2.2%	0.9%

Analysis of our Operation Results for the Year ended December 31, 2003 Compared to Year ended December 31, 2002.

        Revenue. In the year ended December 31, 2003, our revenues amounted to approximately NIS 100.1 million as compared to approximately NIS 92.3 million in the year ended December 31, 2002. This increase of approximately NIS 7.8 million derived primarily from an increase in our export sales, mainly in Europe, Australia and New Zealand. In addition, sales of our control panels have increased during 2003 which resulted in an increase of the sales of our detectors.

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

Analysis of our Operation Results for the Year ended December 31, 2002 Compared to Year ended December 31, 2001.

        Revenue. In the year ended December 31, 2002, our revenues amounted to approximately NIS 92.3 million as compared to approximately NIS 78.5 million in the year ended December 31, 2001. The increase of approximately NIS 13.8 million derived from the additional sales generated by our two subsidiaries in Australia and New Zealand, which increased their sales by 78% from approximately NIS 12.8 million in 2001 to approximately NIS 22.8 million in 2002.

        Most of our revenues are received in U.S. dollars. During the year 2002, the prices of our products in dollars have not materially changed; however, due to the devaluation of the NIS as compared to the dollar, the prices of our products in NIS have increased. Sales of new products constituted 6% of our sales for the year ended December 31, 2002.

        Cost of Sales. In the year ended December 31, 2002 our cost of sales amounted to approximately NIS 60.7 million as compared to approximately NIS 58.5 million in the year ended December 31, 2001.

        Gross Profit. In the year ended December 31, 2002 our gross profit amounted to approximately NIS 31.6 million as compared to approximately NIS 19.9 million in the year ended December 31, 2001. This increase of approximately NIS 11.7 million resulted from the increase of our sales volume. Our gross profit margins reached 34.3% in the year 2002 as compared to gross profit margins of 25.4% in the year 2001. Orev’s gross profit was affected primarily by the devaluation of the NIS as compared to the U.S. dollar in the year 2002, which caused an increase in our sales in terms of NIS. Furthermore, the increase in our cost of sales in NIS linked to the U.S. dollars was offset by a reduction in our production costs in U.S. dollars, thus contributing to an overall increase in our gross profit.

        Research and Development. In the year ended December 31, 2002, our research and development expenses amounted to approximately NIS 5.38 million as compared to approximately NIS 4.85 million in the year ended December 31, 2001. This increase resulted from a continuation of Orev’s growth strategy which it began implementing in 2000 and reflects an overall increase in Orev’s research and development expenses due to an expansion of Orev’s R&D activities and staff during the year 2002.

        Selling and Marketing Expenses. In the year ended December 31, 2002, our selling and marketing expenses amounted to approximately NIS 6.8 million as compared to approximately NIS 7.5 million in the year ended December, 31, 2001. This decrease of approximately NIS 0.7 million is due primarily to a relative decrease in the overall cost of Orev’s participation in the marketing expenditures of its worldwide distributors during the year 2002, and a relative increase at the end of 2002 in its marketing efforts aimed towards its original equipment manufacturing (OEM) market.

        General and Administrative Expenses. In the year ended December 31, 2002, our general and administrative expenses amounted to approximately NIS 11.2 million as compared to approximately NIS 10.4 million in the year ended December 31, 2001. This increase of approximately NIS 0.8 million is due primarily to an increase in the general and administrative expenses of our subsidiaries in Australia and New Zealand.

        Amortization of Other Assets. In the year ended December 31, 2002 we incurred amortization expenses amounting to approximately NIS 0.9 million as compared to approximately NIS 0.7 million in the year ended December 31, 2001. Such expenses were incurred with respect to the amortization of the marketing rights assets resulting from Orev’s acquisition of its subsidiary in Australia in April 2001. These assets are amortized over a period of 5 years commencing on the day of acquisition. The amortization costs in the year 2001 were lower than the costs in 2002 due to the fact that in 2001 the marketing rights assets referred to above were amortized over a 9 month period as compared to amortization over a 12 month period in the year 2002.

        Operating Income/Loss. In the year ended December 31, 2002, our operating income amounted to NIS 7.3 million as compared to an operating loss of NIS 3.5 million in the year ended December 31, 2001. This change of approximately NIS 10.8 million resulted primarily from the increase in our gross profits for the year 2002 (resulting from the increase in our sales).

        Financial Expenses. In the year ended December 31, 2002, our financial expenses amounted to approximately NIS 2.4 million as compared to approximately NIS 1.8 million for the year ended December 31, 2001. This increase of approximately NIS 0.6 million resulted mainly from the decrease in the rate of devaluation of the NIS versus the U.S. dollar in the year 2002 as compared to the year 2001.

        Other Income/Expenses. In the year ended December 31, 2002, our other expenses amounted to approximately NIS 0.7 million as compared to the year ended December 31, 2001, in which our other income amounted to approximately NIS 4.6 million. This change is attributed to a capital gain of approximately NIS 5 million that we recorded in the year 2001 due to a decrease in our holdings of Video Domain Technologies Ltd.

        Net Income/Loss. As a result of the items set forth above, in the year ended December 31, 2002 our net income amounted to NIS 2.1 million as compared to the year ended December 31, 2001, in which our loss amounted to approximately NIS 4.9 million.

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

        Since the institution of the Israeli Economic Program in 1985, the rate of inflation, while continuing, has been significantly reduced, and the rate of devaluation has been substantially diminished. The annual rates of inflation(deflation) during the years ended December 31, 1999, 2000, 2001, 2002 and 2003 were approximately 1.3%, 0%, 1.4%, 6.5%, and (1.9%) respectively, while during such periods Israel effected a devaluation(revaluation) of the NIS against the U.S. dollar of approximately (0.1%), (0.02%), 9.3%, 7.3% and (7.6%), respectively. During each of the two years ended December 31, 1999 and 2000, the rate of inflation in Israel exceeded the rate of revaluation of the NIS against the U.S. dollar; during each of the two years ended December 31, 2001 and 2002 the rate of devaluation of the NIS against the U.S. dollar exceeded the rate of inflation in Israel; and during the year 2003, the rate of revaluation of the NIS against the U.S dollar exceeded the rate of deflation in Israel.

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

        We do not engage in currency hedging transactions.

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

        The statement of cash flows for the year ended December 31, 2003 indicates net cash provided by operating activities of approximately NIS 8.6 million as compared to approximately NIS 9.4 million and NIS (6.5) million provided by/(used in) operating activities for the years ended December 31, 2002 and December 31, 2001, respectively. The decrease of approximately NIS 0.8 in the year 2003 as compared to the year 2002 resulted from the decrease in net income and the increase of trade receivables in the year 2003 as compared to the year 2002, which were higher than the decrease in inventory and the increase in trade and other payables in the year 2003 as compared to the year 2002. The increase of approximately NIS 15.9 million in the year 2002 as compared to the year 2001 resulted from the increase in our net income and the decrease in trade receivables in the year 2002 as compared to the year 2001.

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

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks to which we are exposed as a result of our operations are currency exchange rate risks, interest rate risks and commodity prices risks.

Currency Exchange Rate Risks

        We are exposed to risks relating to currency exchange rate fluctuations primarily due to the following factors: our financial statements are prepared in NIS and as of December 31, 2003, our dollar linked assets were higher than our dollar-linked liabilities; and a substantial amount of our sales are made in, or linked to, foreign currencies. Therefore, revaluation or devaluation of the NIS as compared to the relevant foreign currency affects our financial expenses, our total sales in terms of NIS and our cash flow.

        As of December 31, 2003, our U.S. dollar linked assets amounted to approximately NIS 27 million and our U.S. dollar linked liabilities amounted to approximately NIS 20 million. Therefore, as of December 31, 2003, our dollar-linked assets were higher than our dollar-linked liabilities in approximately NIS 7 million.

        Therefore, a revaluation of one percent of the NIS as compared to the U.S. dollar will cause an increase in our financial expenses of approximately NIS 0.07 million; and a devaluation of one percent of the NIS as compared to the U.S. dollar will cause a decrease in our financial expenses of approximately NIS 0.07 million. An increase/decrease in our financial expenses will also affect our cash flow and net income.

        In addition, 78% of our sales are made in U.S. dollars or are linked to U.S. dollars; 70% of our cost of sales are made in U.S. dollars or are linked to U.S. dollars; 13% of our sales are made in Australian dollars; and 9% of our sales are made in New Zealand dollars.

        Therefore, a revaluation of one percent of the NIS as compared to the U.S. dollar will cause a decrease of 0.78% in our sales and a decrease of 0.7% in our costs of sales; and a devaluation of the one percent of the NIS as compared to the U.S. dollar will cause an increase of 0.78% in our sales and an increase of 0.7% in our costs of sales. A revaluation of one percent of the NIS as compared to the Australian dollar will cause a decrease of 0.13% in our sales; and a devaluation of one percent of the NIS as compared to the Australian dollar will cause an increase of 0.13% in our sales. A revaluation of one percent of the NIS as compared to the New Zealand dollar will cause a decrease of 0.09% in our sales; and a devaluation of one percent of the NIS as compared to the New Zealand dollar will cause an increase of 0.09% in our sales. Changes in our sales and costs of sales will also affect our cash flow and net income.

        We do not engage in currency hedging transactions but our dollar-linked loans are used, among other things, to decrease the affect of currency fluctuations on our dollar-linked assets.

        For a further discussion of the affects of the devaluation of the U.S. dollar as compared to the NIS, please see “Results of Operations – Analysis of our Operation Results for the year ended December 31, 2003 compared to Year ended December 31, 2002 – Revenues; Financial Expenses” in Item 5.A. Please refer also to the section captioned “Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets” in Item 5.A.

Interest Rate Risks

        We have outstanding loans to banks which bear interest rates that are linked to the prime rate and LIBOR. As a result, we are exposed to risks relating to increases in the prime rate and LIBOR.

        As of December 31, 2003, our outstanding debt to banks amounted to approximately NIS 44.6 million, which include the following: approximately NIS 25 million short term loans in NIS (accruing an annual interest rate of approximately 9.2%); approximately NIS 15.1 million long-term loans and current maturities of long-term loans linked to the U.S. dollar (accruing an annual interest rate of approximately 3.12%); and approximately NIS 4.5 million current maturities of long term loan linked to the Japanese Yen (accruing an annual interest rate of approximately 2.37%). The NIS loans are linked to the prime rate as determined by Bank Hapoalim and the foreign currency loans are linked to the LIBOR. An increase of one percent in the prime rate or LIBOR to which the above loans are linked will cause an increase in our financial expenses of approximately NIS 0.25 million (with respect to the NIS loans), NIS 0.15 million (with respect to the U.S. dollar loans), and NIS 0.045 million (with respect to the Japanese Yen loan). Such increase in our financial expenses will affect our net income and our cash flow.

        We do not engage in interest rates hedging transactions.

Commodity Prices Risks

        Our raw materials (specifically electronic components) are purchased from suppliers in Israel and outside of Israel and their prices are determined by the global markets. An increase of one percent in the prices of our raw materials will cause an increase of one percent in our purchases.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

CROW TECHNOLOGIES 1977 LTD. (Registrant) BY: /S/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer

Dated: August 5, 2004

Exhibit 12.1

CERTIFICATION

I, Shmuel Melman, certify that:

1.     I have reviewed this annual report on Form 20-F of Crow Technologies 1977 Ltd., as amended by Form 20-F/A (Amendment No. 1);

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.    The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5.     The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

August 5, 2004

/S/ Shmuel Melman —————————————— Shmuel Melman, Chief Executive Officer

Exhibit 12.2

CERTIFICATIONS

I, Jacob Batchon, certify that:

1.     I have reviewed this annual report on Form 20-F of Crow Technologies 1977 Ltd., as amended by Form 20-F/A (Amendment No. 1);

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.    The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5.   The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

August 5, 2004

/S/ Jacob Batchon —————————————— Financial Officer of Crow Electronic Engineering Ltd. also serves in the capacity of financial officer of Crow Technologies 1977 Ltd.

Exhibit 13

CERTIFICATION PURSUANT TO
18 U.S.C 1350

        In connection with the Annual Report of Crow Technologies 1977 Ltd. (the “Company”) on Form 20-F for the year ended December 31, 2003, as amended by Form 20-F/A (Amendment No. 1), as filed with the Securities and Exchange Commission (the “Report”), I, Shmuel Melman, Chief Executive Officer of the Company, and I, Jacob Batchon, Financial Officer of Crow Electronic Engineering Ltd., serving also in the capacity of financial officer of the Company, certify, pursuant to 18 U.S.C. 1350 that to my knowledge:

1.	the Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer	/S/ Jacob Batchon —————————————— Jacob Batchon Financial Officer of Crow Electronic Engineering, serving also in the capacity of financial officer of the Company

August 5, 2004