Form 20-F
period 2004-12-31
CROW TECHNOLOGIES 1977 LTD
filed 2005-07-14
CIK 770320

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004
Commission file no. 000-13844

CROW TECHNOLOGIES 1977 LTD.
(Formerly: BARI TRUST INVESTMENTS LTD.)
(Exact name of Registrant as specified in its charter and
translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

12 Kineret Street, Airport City, Israel
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

☐ Item 17   ☒ Item 18

TABLE OF CONTENTS

Page

USE OF CERTAIN TERMS	iv
FORWARD LOOKING STATEMENTS	iv

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT
	AND ADVISERS	1

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1

ITEM 3.	KEY INFORMATION	1

A.	SELECTED FINANCIAL DATA	1
B.	CAPITALIZATION AND INDEBTEDNESS	4
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	4
D.	RISK FACTORS	4

ITEM 4.	INFORMATION ON THE COMPANY	18

A.	HISTORY AND DEVELOPMENT OF THE COMPANY	18
B.	BUSINESS OVERVIEW	24
C.	ORGANIZATIONAL STRUCTURE	32
D.	PROPERTY, PLANTS AND EQUIPMENT	35

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	38

A.	OPERATING RESULTS	38
B.	LIQUIDITY AND CAPITAL RESOURCES	47
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES,ETC.	51
D.	TREND INFORMATION	51
E.	OFF-BALANCE SHEET ARRANGEMENTS	52
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	52

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	53

A.	DIRECTORS AND SENIOR MANAGEMENT	53
B.	COMPENSATION	56
C.	BOARD PRACTICES	57
D.	EMPLOYEES	59
E.	SHARE OWNERSHIP	60

i

ITEM 7.	MAJOR SHAREHOLDERS
	AND RELATED PARTY TRANSACTIONS	62

A.	MAJOR SHAREHOLDERS	62
B.	RELATED PARTY TRANSACTIONS	65
C.	INTERESTS OF EXPERTS AND COUNSEL	69

ITEM 8.	FINANCIAL INFORMATION	69

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL
	INFORMATION	69
B.	SIGNIFICANT CHANGES	70

ITEM 9.	THE OFFER AND LISTING	70

A.	OFFER AND LISTING DETAILS	70
B.	PLAN OF DISTRIBUTION	71
C.	MARKETS	71
D.	SELLING SHAREHOLDERS	71
E.	DILUTION	71
F.	EXPENSES OF THE ISSUE	71

ITEM 10.	ADDITIONAL INFORMATION	72

A.	SHARE CAPITAL	72
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	72
C.	MATERIAL CONTRACTS	78
D.	EXCHANGE CONTROLS	78
E.	TAXATION	78
F.	DIVIDENDS AND PAYING AGENTS	93
G.	STATEMENT BY EXPERTS	93
H.	DOCUMENTS ON DISPLAY	94
I.	SUBSIDIARY INFORMATION	94

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES	94
	ABOUT MARKET RISK

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY	96
	SECURITIES

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND
	DELINQUENCIES	96

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY	96
	HOLDERS AND USE OF PROCEEDS

USE OF CERTAIN TERMS

As used herein, and unless the context suggests otherwise, the terms "we", "us" or "our" refer to Crow Technologies 1977 Ltd. and its consolidated subsidiaries; the terms "Crow Technologies 1977 Ltd." and "Crow" refer only to Crow Technologies 1977 Ltd., and the term "Orev" refers only to Crow Electronic Engineering Ltd., the main subsidiary of Crow.

We have prepared our consolidated financial statements in New Israeli Shekels, with a convenience translation into $US with respect to the year ended December 31, 2004 (see Notes 2b and 2b(4) to our consolidated financial statements included herein). Our consolidated financial statements were prepared in accordance with accounting principles generally accepted in Israel (“Israeli GAAP”), which differ in certain respects from the principles generally accepted in the United States (“U.S. GAAP”), as indicated in Note 20 to our consolidated financial statements included herein. All references herein to “dollars” or “$“or “$US” are to United States dollars, and all references to “NIS” are to New Israeli Shekels.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “projects”, “believes”, “expects”, “may”, “plans” or “intends”, or words of similar import, identifies a statement as “forward-looking”. The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that we will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will continue to grow, that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties described in this annual report in Item 3: Risk Factors.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        We have prepared our consolidated financial statements contained in this annual report in accordance with generally accepted accounting principles in Israel (Israeli GAAP), which differ in certain respects from those which are followed in the United States. Please see Note 20 to our consolidated financial statements for financial data regarding material differences between U.S. GAAP and Israeli GAAP.

        We have provided selected financial data both under generally accepted accounting principles in Israel and in the U.S. You should read the selected consolidated financial data presented in this Item together with Item 5 – Operating and Financial Review and Prospects and with our consolidated financial statements included elsewhere in this annual report.

        Our selected consolidated statements of operations data for the years ended December 31, 2002, 2003 and 2004 and our selected consolidated balance sheet data as of December 31, 2003 and 2004 have been derived from our consolidated financial statements, included elsewhere in this report. The selected consolidated statements of operations data for each of the years ended December 31, 2000 and 2001 and the selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 are derived from other audited financial statements not included in this report.

        Certain items appearing in the selected financial data below were reclassified. For further details please see Item 5 – “Significant Accounting Principles and Policies” below.

        For your convenience, the financial data for the fiscal year ended December 31, 2004 is presented in United States dollars as well as NIS in accordance with opinions of the Institute of Certified Public Accountants in Israel. Please also see Note 2b to our consolidated financial statements included in Item 18 regarding the exchange rate between NIS and U.S. dollars and regarding the convenience translation into United States dollars.

        Selected Financial Data Under Israeli GAAP:

Consolidated Statements of Operations

	Year Ended December 31,
	2004	2004	2003	2002	2001	2000
	In $US	In NIS
	In thousands, except per share amounts

Sales	26,675	114,915	100,137	92,331	78,476	69,809
Cost of Sales	16,315	70,282	64,479	60,684	58,526	49,868

Gross Profit	10,360	44,633	35,658	31,647	19,950	19,941
Research & Development
Expenses	1,567	6,752	5,233	5,377	4,847	3,285
Selling & Marketing Expenses	2,541	10,946	8,551	6,783	7,463	5,280
General & Administrative Expenses	2,923	12,591	12,383	11,215	10,431	8,634

Amortization of Other Assets	214	923	923	924	693	-

Operating Income (Loss)	3,115	13,421	8,568	7,348	(3,484)	2,742

Financial Expenses, Net	(623)	(2,687)	(3,674)	(2,406)	(1,806)	(3,862)

Other Income (Expenses), Net	(645)	(2,779)	(1,509)	(662)	4,608	4,935

Income (Loss) Before Taxes on Income	1,847	7,955	3,385	4,280	(682)	3,815
Taxes on Income	1,628	7,019	225	695	(540)	1,126

	219	936	3,130	3,585	(142)	2,689
Equity in Losses of Affiliates	(37)	(159)	(1,498)	(1,279)	(4,765)	(1,506)
Minority Interest in Losses (Earnings) of
Subsidiaries	(171)	(736)	(684)	(233)	42	-

Net Income (Loss)	11	41	948	2,073	(4,865)	1,183

Net Earnings (Loss) per NIS 1 Par Value	0.01	0.04	0.87	1.90	(4.45)	1.12

Weighted Average value of Shares during the
year in NIS	1,093,069	1,093,069	1,093,069	1,093,069	1,084,091	1,053,890

Consolidated Balance Sheets Data

	As of December 31,
	2004	2004	2003	2002	2001	2000
	In $US	In NIS
	In thousands, except per share amounts

Cash & Cash Equivalent	2,959	12,749	5,511	2,874	2,181	3,778
Working Capital	2,307	9,931	*7,823	16,538	5,920	(3,259)
Total Assets	23,134	99,671	*90,048	86,985	93,847	84,506
Short Term Bank Credit & Loans	8,062	34,733	34,108	25,628	36,617	45,472
Long Term Liabilities	2,685	11,569	*15,175	25,524	21,358	5,741
Shareholders Equity	5,200	22,395	22,229	21,434	19,499	19,276
No. of Shares Outstanding (NIS 0.25 par
value)	4,372,275	4,372,275	4,372,275	4,372,275	4,372,275	4,235,520

* Reclassified - Please refer to Item 5 below "Significant Accounting Principles and Policies" concerning reclassification of items.

        Selected Financial Data Under U.S. GAAP:

Consolidated Statements of Operations

	Year Ended December 31,
	2004	2004	2003	2002	2001	2000
	In $US	In NIS
	In thousands, except per share amounts

Sales	26,364	113,575	*99,037	*91,411	*77,543	*68,594
Cost of Sales	16,315	70,282	64,479	60,684	58,526	49,868

Gross Profit	10,049	43,293	34,558	30,727	19,017	18,726
Research & Development
Expenses	1,567	6,752	5,233	5,377	4,847	3,285
Selling & Marketing Expenses	2,230	9,606	*7,451	*5,863	*6,530	*4,065
General & Administrative Expenses	2,923	12,591	12,383	11,215	10,431	8,634

Amortization of Other Assets	214	923	923	924	693	-

Operating Income (Loss)	3,115	13,421	8,568	7,348	(3,484)	2,742
Financial Income (Expense), Net	(623)	(2,687)	(3,674)	(2,406)	(1,806)	(3,862)
Other Income (Expenses), Net	(645)	(2,779)	(1,509)	(662)	428	4,935

Net Income Before Taxes on Income	1,847	7,955	3,385	4,280	(4,862)	3,815

Taxes on Income	1,226	5,280	6,955	695	(540)	1,126

Net Income (Loss) After Tax	621	2,675	(3,570)	3,585	(4,322)	2,689
Equity in Losses of Affiliates, Net of
Taxes	-	-	-	-	(3,931)	(1,506)
Minority Interest in Losses (Earnings)
of Subsidiaries	(171)	(736)	(684)	(233)	42	-

Net Income (Loss)	450	1,939	(4,254)	3,352	(8,211)	1,183

Basic and Diluted Net Earnings (Loss)
per 1 Share NIS 0.25 Par Value (in
Adjusted NIS)	0.10	0.44	(0.97)	0.77	(1.89)	(0.28)
Weighted Average number of Shares
during the year	4,372,275	4,372,275	4,372,275	4,372,275	4,336,365	4,215,438

Consolidated Balance Sheets Data

	As of December 31,
	2004	2004	2003	2002	2001	2000
	In $US	In NIS
	In thousands, except per share amounts

Cash & Cash Equivalent	2,964	12,767	5,511	2,874	2,181	3,778
Working Capital	2,489	10,721	*7,823	16,538	5,920	(3,259)
Total Assets	23,256	100,188	*89,347	84,643	90,261	84,506
Short Term Bank Credit & Loans	8,216	35,396	34,108	25,628	36,617	45,472
Long Term Liabilities	4,549	19,569	*21,875	25,524	21,358	5,741
Shareholders Equity	3,924	16,903	14,828	19,100	15,912	19,276
No. of Shares Outstanding (NIS 0.25 par
value)	4,372,275	4,372,275	4,372,275	4,372,275	4,372,275	4,235,520

*Reclassified – Please refer to Item 5 below “Significant Accounting Principles and Policies” concerning reclassification of items.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

        Our business, operating results and financial condition could be seriously harmed due to any of the following risks, among others. If we do not successfully address the risks to which we are subject, we could experience a material adverse effect on our business, results of operations and financial condition and our share price may decline, which may result in a loss of all or part of your investment . We cannot assure you that we will successfully address any of these risks. You should carefully consider the following factors as well as the other information contained and incorporated by reference in this annual report before taking any investment decision with respect to our securities. See “Forward Looking Statements” on page iv above.

        If we do not develop new and enhanced products which are acceptable to our customers, we will go out of business.

        We are mainly engaged in the area of security alarm systems. The introduction of new products or services or enhancements embodying new technologies and the emergence of new industry standards and practices can, within a relatively short period, render our existing products obsolete and unmarketable. Accordingly, in order for us to grow and remain competitive in the future, we will need to continue to anticipate changes in technology, environmental and industry standards. We will also have to successfully develop and introduce new and enhanced products which can gain market acceptance on a timely basis.

        If we are not able to successfully compete in the extremely competitive markets for security and alarm products, we will not be profitable.

        We may not be able to compete profitably with other security products’ companies on a long-term basis. We experience substantial competition in our business from regional, national and international corporations. We have numerous competitors, which include large international firms. Many of our competitors have substantially greater capital resources, research and development personnel, facilities, marketing and distribution networks, name recognition and more extensive customer bases than we do. We may not be able to successfully differentiate our products from those of our competitors or assure that the marketplace will consider our products superior to those of our competitors. In addition, our competitors may develop products that render our products obsolete or less competitive. Furthermore, local and international standardization requirements constitute a prerequisite for any successful market penetration and we may not obtain all the necessary approvals.

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

        The market for our products is characterized by frequent new product introductions, changing market demands and technological innovations. These factors expose us to risks in sales fluctuations, price margins, and market share changes.

        The market for our products is characterized by frequent new product introductions, changing market demands and technological innovations. We must continually monitor industry trends and develop new technologies and features to incorporate into our products. Each new product cycle presents our current or prospective competitors opportunities to gain market share. Life cycles of individual products are typically characterized by steep declines in unit sales, pricing and margins toward the end of a product’s life, the precise timing of which may be difficult to predict. As new products are planned and introduced, we attempt to monitor closely the inventory of older products and to phase out their manufacturing in an orderly manner. Nevertheless, we could experience unexpected reductions in sales volume and prices of older generation products as customers anticipate new products. These reductions could give rise to charges for obsolete or excess inventory. To the extent that we are unsuccessful in managing product transitions, we will fail to be competitive in the security and alarm industries and our customers may purchase products from our competitors causing a decrease in our sales and a reduction of our working capital and our results of operations.

        Our concentration on one main field of business can increase our vulnerability in a number of areas.

        Our concentration on one main field of business – security systems – increases our vulnerability to changes in design, procurement practices of original equipment manufacturers, product substitution, consumer preferences, insurance underwriting practices and the historical cyclicality of the market. As a result, a significant change in any of the foregoing factors could have a material adverse effect on our business and financial condition, including working capital and results of operations.

        If the management and key personnel, upon whose services we depend, depart, our efficiency and profitability and growth may be harmed; we do not maintain key man life insurance policies on any of our officers or directors.

        We are substantially dependent upon the continued services of our key management personnel, particularly Mr. Shmuel Melman, who serves as the Chief Executive Officer of both Crow and Orev. In addition, we are substantially dependent upon the continued services of the CEO and the key personnel of ArrowHead Alarm Products Ltd., one of our subsidiaries, which provides us with support services in connection with our control panels’ line of products. The loss of Mr. Melman’s services, the services of the key personnel of ArrowHead or the services of other key management personnel, could reduce the efficiency and profitability of our business. For additional information regarding the employment agreement of Mr. Melman, please see Item 7.B – “Related Party Transactions” below. We do not maintain key man life insurance policies on any of our officers or directors, including Mr. Melman.

        If we are not able to retain or attract key personnel, we will not be able to increase the growth of our business or develop new products.

        Our success will also depend, to a significant extent, upon our ability to attract and retain highly skilled personnel, particularly technical, managerial, marketing and research and development personnel. We may not be able to attract or retain our skilled personnel or recruit additional skilled personnel. There is intense competition in the alarm and security industry for such highly skilled personnel, and we will be required to compete for such personnel with companies having substantially greater financial and other resources than we do. Our research and development programs could be limited and our ability to introduce new products could be delayed, if we are unable to recruit such personnel in a timely manner. These programs are critical to our ability to successfully develop new and enhanced products required to satisfy customer demand.

        Loss of major customers would adversely affect our business.

        Three of our customers accounted for approximately 23% of our sales during 2004. If we were to lose any of these customers, our sales would decline substantially and our business would be hurt materially. In addition, most of the arrangements with our customers, including with the three major customers referred to above, do not provide for a minimum term or for an obligation to purchase a minimum quantity of our products.

        We depend on a single supplier of components for our special application mobile phone products in development. Our results of operations could be adversely affected if our supplier fails to provide us with adequate supplies of such components on a timely basis. Our investment in special application mobile phones products involves special risks.

        We have recently commenced developing new mobile phones with special features and applications and invest some resources in research, development and testing. There are no reassurances that our efforts will be successful. We do not manufacture some components essential for our mobile phone products that are currently being developed by us. Such components are being manufactured for us by a third party. If this manufacturer becomes unwilling or unable to provide us with such components, we may not be able to find alternative sources.

        We partly depend on independent distributors to sell our products. If these distributors do not succeed in selling our products, or if we are not able to maintain our relationship with them, our revenues and income will decline.

        We sell significant portion of our products through independent distributors that are not under our direct control. We are dependent on their active marketing and sales efforts to convince their customers to purchase our products. The loss of one of our major third party distributors could impair our ability to sell our products and result in lower revenues and income. In the event of severance of our relationship with any such distributor, we may be unable to immediately locate an alternative distributor to market our products, which may adversely affect our business.

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

        We rely upon a combination of patent, copyright and trademark laws, together with non-disclosure agreements and technical measures to establish and protect proprietary rights in our products. These efforts may not provide meaningful protection for our technology due to a variety of factors including:

—	some foreign countries may not protect our proprietary rights as fully as do the laws of the United States and Israel;

—	if a competitor were to infringe on our proprietary rights, enforcing our rights may be time consuming, costly, and may divert our resources as well as our management's attention;

—	most of our non-disclosure agreements set a maximum period of compliance (usually of up to five years), after which period the other party may disclose or use the information;

—	we are not always able to enter into non-disclosure agreements;

—	measures like entering into non-disclosure agreements afford only limited protection;

—	unauthorized parties may attempt to copy certain aspects of our products and develop similar products or obtain and use information that we regard as proprietary; and

—	competitors may be able to independently develop products that are substantially equivalent or superior to our products, or otherwise evade our intellectual property rights.

        In addition, it is possible that one or more third parties will assert infringement claims against us. The cost of responding to infringement claims could be significant, regardless of whether or not the claims are substantiated.

        Most of our trade receivables are not secured and if a substantial amount of such trade receivables is not paid to us it will have an adverse affect on our results of operations.

        Most of our trade receivables are not secured. If a substantial amount of such trade receivables is not paid to us, we may not be able to collect payments owed to us. We are not insured against this risk; however, we are in the process of obtaining an insurance policy which would cover some of the risks resulting from the non-payment of unsecured debt.

        The loans we provide to our related corporations are not secured and if not paid, we could lose a substantial amount of money.

        The unsecured loans that we provide to our related corporations currently amount to approximately NIS 5.7 million. If such loans are not paid, we could lose a substantial amount of money.

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

        These international sales and our purchases from foreign suppliers are exposed to the risks inherent in international business activities, including the following:

—	fluctuation in currency exchange rates or restrictions on conversion of foreign currencies;

—	unexpected changes in regulatory requirements, tariffs and other trade barriers;

—	difficulties in staffing and managing foreign operations;

—	political instability;

—	reduced protection for intellectual property rights in some countries;

—	burdens of complying with a wide variety of foreign laws and regulations; and

—	potentially adverse tax consequences.

        Moreover, two of our consolidated subsidiaries (ArrowHead and Crow Australia) operate abroad and are subject to the legal, economic, social and political conditions of New Zealand and Australia, respectively.

        Our international business activities may also be affected by acts of terrorism and the resulting responses thereto (such as the closure of borders), including in countries where our products are distributed. This risk is not covered by our insurance policy.

        In addition, our products are required to obtain the necessary regulatory approvals of governmental agencies in some of these international markets. The regulatory requirements in each country are different and may change from time to time. The approvals that have been obtained may not remain sufficient. In addition, we may not obtain approvals on a timely basis in all jurisdictions in which we desire to sell our products, and restrictions on the use of these products may affect our ability to sell our products in these markets and to successfully compete with our competitors.

        If we are unable to manage future and current growth and acquisitions, our business will be negatively impacted.

        Our growth strategy contemplates the expansion of our distribution network and the acquisitions of related products and businesses. We have undertaken steps to enter into the telecommunication market and expand our business to new fields; however, there are risks associated with entering into a new business field and there is no assurance of success at this stage for new products developed in such field. The expansion of our business and the sale of our products into new markets according to our business plan will be dependent, in part, upon our ability to engage capable and efficient distributors; and to identify, finance and acquire suitable businesses on favorable terms and then to integrate and manage the acquired businesses quickly and successfully.

        Expansion through extensive engagements with distributors involves special risks due to the fact that we may not have complete control over the distributor’s marketing policy. This could adversely affect our reputation and volume of sales.

        Acquisitions involve special risks, including risks associated with:

—	unanticipated liabilities;

—	diversion of management's attention;

—	possible reduction of earnings resulting from diverted management attention;

—	possible reduction of earnings resulting from increased goodwill amortization;

—	potential increased interest costs;

—	dependence on retention, hiring and training of key personnel; and

—	difficulties relating to the integration of the acquired businesses.

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

        We currently hold, through Orev, interests in a number of developing corporations in their early stages. In addition, as stated above, we are currently involved in certain projects which require monetary investment and are at their initial stages. The volatility of the financial condition and results of operations characteristic of developing corporations, and our investments in new projects which profitability and success are uncertain, could adversely affect our business results. For example, during 2004, there has been a decrease in the revenues and profitability of Freelink Ltd. (one of our consolidated subsidiaries) (see Item 4.C – Organizational Structure). This decrease has adversely affected our results of operations (See “Operating Results – Results of Operations” in Item 5.A).

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

        We could be liable for costly product and professional liability claims which may affect our profitability and our reputation.

        Product and professional liability claims may be asserted against us if the use of our products, or improper advice provided by us relating to the use of the products or other products which incorporate our products, are alleged to cause injury or other adverse effects. In one of our production lines in 2000, we had a defective component which we recalled, and as a result, suffered a short-term financial setback. We replaced the component and/or product to the satisfaction of our customers, and we believe that there is no risk of future litigation arising from this component, as we have not received any notice of threatened litigation with respect to this defective component.

        Although we have product liability insurance and professional liability insurance, our existing policies may not be adequate to protect us against potential claims. Accordingly, a successful claim against us could force us to pay out significant sums of money to satisfy such claims and could cause us to recall certain products or components and could result in our customers reducing or canceling existing orders, which would substantially reduce our revenues. In addition, our reputation may be harmed by product and professional liability claims regardless of the merit or eventual outcome of the claim.

        Our major shareholders have substantial control over most matters submitted to a vote of our shareholders.

        As of July 14, 2005, Mr. Shmuel Melman holds approximately 33% of our shares, Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak) holds approximately 24.4% of our shares, and Sender Holdings Inc. and Mr. Silver (the controlling person of Sender) collectively hold approximately 14.1% of our shares. Mr. Asher Barak (who acts as Mr. Eilenberg’s trustee) is the sole director of Sender Holdings Inc. In addition, Mr. Melman, Mr. Eilenberg (through his trustee Mr. Barak), Sender and Mr. Silver are parties to a shareholders’ agreement pursuant to which, among other things, they will vote in concert for the appointment of at least 4 directors to our board of directors (should Melman, Eilenberg and Sender all agree on the identity of a fifth director, they shall also vote their shares for his/her appointment). Our articles of association provide that our board of directors shall be composed of 8 directors, of which at least 2 shall be independent directors. Currently, our board of directors is composed of 7 directors, of which 2 directors are independent. The above mentioned shareholders have the power to control the outcome of most matters submitted to a vote of the shareholders, as well as to prevent corporate transactions such as mergers, consolidations or a sale of substantially all of our assets, which might be viewed as favorable by other shareholders. The ability of our other shareholders to affect our activities could be limited. See Item 7.A – Major Shareholders, for information concerning the holdings and voting rights of our major shareholders; and Item 10.B – Memorandum and Articles of Association, for additional information regarding the election of directors.

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

        Historically, the market price of our ordinary shares has been extremely volatile and subject to wide fluctuations which have negatively affected their market value. Should this high volatility in price and volume fluctuation continue, it is possible that our ordinary shares will trade below their fair market value. This may result in difficulties in raising additional capital which we may need in order to operate and grow our business according to our business plan.

        The following factors may have a significant impact on the future market price of our ordinary shares:

—	the nature of the trading market for our shares;

—	periodic fluctuations in financial results;

—	failure to meet the expectations of investors or security analysts;

—	announcement of technological innovations or new products by us and/or our competitors;

—	developments or disputes concerning patents or proprietary rights;

—	publicity regarding actual or potential results relating to products under development by us or our competitors;

—	regulatory developments in Israel and abroad;

—	delays in our development schedules; and

—	economic and other external factors.

        We do not anticipate paying dividends.

        Although we have paid cash dividends in the past, we have not established a dividend policy and do not presently anticipate paying any cash dividends in the future. Our board of directors will determine whether or not to declare cash dividends in the future in light of conditions then existing, including our earnings and financial condition, and subject to the provisions of the Israeli Companies Law of 1999. Presently, and as long as any amounts remain outstanding under our loans from Bank Hapoalim, we may not distribute any dividends to our shareholders.

        Currency fluctuations and the rate of inflation may affect our results of operation.

        A majority of our sales are made or denominated in United States dollars. A major portion of our costs of sale expenditures are in foreign currency or linked to foreign currency, primarily U.S. dollars. However, most of our operating and financial expenses are in NIS. Therefore, currency fluctuations affect our results of operations.

        We believe that the rate of inflation in Israel has not had a material adverse effect on our business to date. However, an increase in the rate of inflation in Israel could increase our expenses in Israel. Likewise, our operations could be adversely affected if we are unable to guard against currency fluctuations in the future. We have not engaged in currency hedging transactions in the past. It is possible that we may not enter into such transactions or that such measures, even if entered into, will not adequately protect us from material adverse effects due to the impact of inflation in Israel or currency fluctuation. For further discussion of the impact of currency fluctuations and inflation, see –the caption “Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets” in Item 5; and Item 11 – Quantitative and Qualitative Disclosure About Market Risk. There can be no assurance that we will not incur losses from currency fluctuations.

        If Bank Hapoalim were to demand immediate repayment of the amounts we owe it, we would not have sufficient cash on hand to repay it, which could materially impair our ability to continue operations.

        We financed the purchase of substantially all of the assets, liabilities and business of Orev in 1999 with a loan from Bank Hapoalim in the principal amount of approximately NIS 54 million. In addition, Bank Hapoalim has been providing us with a credit line. Since 1999, we have been repaying the initial loan and the utilized credit balances. As of July 14, 2005, Crow owes Bank Hapoalim an aggregate amount of approximately NIS 28.4 million. This amount is composed of loans in NIS (approximately NIS 21.7 million) and loans in foreign currency. The foreign currency loans total, as of July 14, 2005, approximately $1.5 million. These foreign currency loans are payable in fixed payments from 2005 until 2010 and accrue annual interest at variable rates of approximately 1.87% above the London Inter-Bank Offer Rate. Most of the NIS loans (NIS 18.6 million) are payable upon demand and accrue interest at the prime rate as determined by Bank Hapoalim plus 0.6% and a small portion of our NIS loans (NIS 3.1 million) are payable in fixed payments from 2006 until 2010 and accrue annual interest at the rate of 6.5%. Fluctuations in the prime rate and/or LIBOR could result in a material increase in interest expenses incurred in connection with these loans.

        Our obligations to Bank Hapoalim are secured by a fixed lien on our shares of Orev, floating liens on Crow’s and Orev’s assets and mutual guarantees of Crow and Orev for the obligation of the other toward Bank Hapoalim (without limitation of amount). Pursuant to the terms of these liens and other related documents, we are required by Bank Hapoalim to comply with a number of restrictive covenants so long as any amount is outstanding. We believe that as of the date of this report, there is no breach of covenant in respect of which the bank will initiate an action. Bank Hapoalim may demand immediate repayment upon the occurrence of certain events. If Bank Hapoalim were to demand immediate repayment, we would not have sufficient cash on hand to comply with these demands. If we were unable to repay the loan on demand, Bank Hapoalim would be entitled to sell our assets in order to recover any balance still owed to it by us. See Item 5.B – “Liquidity and Capital Resources”.

        If we are unable to successfully contest the tax assessments of the Israeli Tax Authorities for the years 1999 – 2001, our financial condition will be adversely affected and it could materially impair our ability to continue operations.

        The Israeli Tax Authorities have assessed a tax liability against Crow for the year 1999 of approximately NIS 40 million. We have filed an objection to this assessment as we believe it to be erroneous. In addition, the Israeli Tax Authorities have assessed a tax liability against Orev for the years 1999 and 2001, of approximately NIS 1 million and NIS 1.9 million, respectively. We have filed objections regarding both these tax assessments and we believe we have included adequate provisions in our financial statements. However, if we are unsuccessful in contesting either of the above tax assessments, our cash flow and liquidity will be adversely affected and it could materially impair our ability to continue operations. For further discussions of these tax assessments please see also Item 8.A under the caption “Consolidated Statements and Other Financial Information” and Item 10.E under the caption “Taxation and Government Programs”.

        Our current tax benefits are conditional upon the fulfillment of certain conditions, and non-compliance with such conditions could result in the loss of such benefits and/or a requirement to refund the benefits already received

        Our current tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the Investment Law), are condition upon the fulfillment of certain conditions and restrictions. In the event that these conditions are violated, in whole or in part, we would be required to refund the amount of benefits already received, with the addition of the Israeli Consumer Price Index (CPI) linkage differences and interest, and may lose future benefits. Under one of these conditions, we were required to request the prior approval of the appropriate authority for the changes in our ownership that occurred during 2003. We have requested, retroactively, the approval of the appropriate authority. Our advisors informed us that the risk of dismissing our request and therefore losing our benefits or of being required to refund benefits as a result of the non-compliance with this condition are extremely low. See Item 10.E – Taxation and Government Programs.

        In March 29, 2005, a comprehensive amendment to the Investments Law came into effect. The amendment imposes additional eligibility criteria for tax benefits. There can be no assurance that we will attain approval for additional tax benefits under the law as amended, or receive approval of approved enterprises in the future. The Investment Law prescribes an expiry date for the grant of new benefits. The expiry date has been extended several times in the past and the expiry date currently in effect is December 31, 2007. There can be no assurance that new benefits will be granted after that date. As we have already been granted approved enterprise status under this law, the deadline does not have any effect on such status or on the benefits we receive. For additional details, see Item 10.E – “Taxation and Government Programs” below. The termination or reduction of these grants and tax benefits could harm our business, financial condition and results of operations.

        The new Israeli Companies Law of 1999 imposes substantial duties on shareholders and may cause uncertainties regarding corporate governance.

        The new Israeli Companies Law, which became effective on February 1, 2000, has brought about significant changes to Israeli corporate law. The new statute has not been fully interpreted by the courts in Israel, thus causing some uncertainty regarding shareholder duties and liabilities.

        Provisions of Israeli law may delay, prevent or make difficult an acquisition of Crow, which could prevent a change of control and, therefore, depress the price of our shares.

        Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See Item 10.B – Memorandum and Articles of Association and Item 10.E “Israeli tax considerations” for additional discussion about some anti-takeover effects of Israeli law.

        These provisions of Israeli law may delay, prevent or make difficult an acquisition of Crow, which could prevent a change of control and therefore depress the price of our shares.

        Political, economic and military conditions in Israel may adversely affect our ability to develop, manufacture and market our products.

        We are incorporated under the laws of the State of Israel and our principal facilities are located in Israel. Accordingly, we are directly affected by economic, political and military conditions in Israel. Therefore, restrictive laws, policies or practices directed towards Israel or Israeli businesses and the unstable political and military conditions in Israel could adversely affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since October 2000, as a result of on-going violent outbreaks between Israeli and Palestinian forces, there has been increased political and economic instability in Israel. The future of the relations between the Palestinian Authority and Israel is uncertain, and the execution of Israel’s plan of a unilateral disengagement from the Gaza Strip and some parts of the West Bank may serve to further disrupt the balance within the Palestinian Authority and affect the overall stability of the region. The political and security situation in Israel may result in claims by certain parties with whom we have business relations that they are not obligated to perform their commitments under those arrangements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, the majority of our facilities are located in Israel, which may be adversely affected by political and military conditions. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we may experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities or to our suppliers’ facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot provide any assurance that security and political conditions will not have such an effect in the future. Continued armed conflict and instability in the region may have an adverse affect on our business conditions, including our ability to develop, manufacture and market products.

        If a substantial number of our officers, directors, or our key employees were called for military duty, our management resources, and as a result, our operations, could be compromised.

        If a substantial number of our officers, directors and key employees were called for military duty, our management resources, and as a result, our operations, could be compromised. All non-exempt male adult citizens of Israel are obligated to perform military reserve duty and may be called for active duty under emergency circumstances. At various times over the last three years, there have been call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Although these call-ups have not adversely affected our operations in the recent past, and most of our current directors and senior management are exempt from military service, there is no assurance that future call-ups will not adversely affect our operations.

        Corporate governance scandals and new legislation could increase the cost of our operations.

        As a result of recent corporate governance scandals in the United States and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general are expected to increase in the near future. New legislation, such as the Sarbanes-Oxley Act of 2002, has and will continue to increase the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the fees for our professional advisors and our directors and officers insurance premiums.

        It may be difficult to enforce a U.S. judgment against us, our officers and directors.

        Our officers and directors reside outside of the United States. Therefore, even if our shareholders were to obtain a judgment against us or our officers and directors in the United States, this judgment could be difficult to enforce, both legally and financially. Our shareholders may not be able to enforce civil actions under United States securities laws if they file a lawsuit in Israel.

        We have not yet evaluated our internal controls over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

        We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by no later than the end of our 2006 fiscal year. We have only recently began the process of determining whether our existing internal controls over financial reporting systems is compliant with Section 404. This process may take up to twelve months to complete. If it is determined, during this process, that we are not in compliance with Section 404, we may be required to implement new internal control procedures and evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. If we are unable to implement these changes effectively and efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

        Some of our subsidiaries are not wholly owned by us. Accordingly, disagreements with other shareholders in such subsidiaries, on the management and operation of such subsidiaries, could adversely affect our portion of the revenues derived by such subsidiaries.

        Some of our subsidiaries are not wholly owned by us and we may not exercise control. For example, in Freelink Ltd., in which we hold 48% of its outstanding share capital and 50% of the voting rights, we are currently attempting to resolve various disagreements with our jointly controlling partner, related to the operations and management of Freelink. In Freelink as well as other subsidiaries in which we are not the sole shareholder, we jointly control the management and operations of such subsidiaries and depend on agreement of other shareholders to various management decisions. In the event that we cannot agree with the other shareholders on management decisions and reach a deadlock, the operations of our subsidiaries may temporarily in some cases discontinue which may result in a decrease in the revenues of such subsidiaries, and therefore in our revenues. For further details, please see Item 7.B – Related Party Transactions – “Transactions with our affiliates and associates” below.

        We have relocated our main offices to larger premises, resulting in additional expense, which could adversely affect our financial condition in the event that we will not be able to meet our forecasts for growth.

        We have experienced growth in our operations and as a result, in 2005, we have relocated our principal offices to larger premises and entered into a new lease agreement in respect of such premises. Such relocation resulted in a substantial increase in our expenditure on lease. If we are unable to successfully manage our growth and expenses and increase our revenues, our results of operations may be adversely affected.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

        We are mainly engaged in the area of security alarm systems. We design, develop, manufacture, sell and distribute a broad range of sophisticated security detection and alarm systems consisting of a wide range of wired and wireless control panels, several lines of indoor and outdoor sensors, wired and wireless sensors, access controls and communication systems for use in commercial and industrial facilities, residential homes and open areas. In addition to our security detection and alarm systems, we also design and produce microwave barriers and perimeter protection systems for civil and military applications. We recently entered into a new line of business, unrelated to our core business, of developing special application’s mobile phones.

        Crow Technologies 1977 Ltd. (Crow) is primarily an Israeli holding company, and our principal business activities are conducted through Crow’s Israeli subsidiary, Crow Electronic Engineering Ltd. (Orev), which was acquired in July 1999. Until 2004, Crow did not have a core business that was independent of its and Orev’s subsidiaries nor did it manufacture or sell any products or services directly. Since the beginning of 2004, Crow is involved in the initial stages of a special application’s mobile phone project. This project is not related to our core business of security alarm systems.

        Our principal business activities in the security alarms industry are conducted through Orev, which directly holds shares in, and directs the business operations of, its subsidiaries mentioned throughout this annual report.

        We sell our security alarm products throughout the world directly and through our distributors and security system integrators. In Israel we directly market and sell our products and our customers in Israel include central station monitoring providers and security systems integrators and installers. Our foreign customers outside of Israel consist primarily of independent distributors with whom we have distribution arrangements on both an exclusive and non-exclusive basis with respect to approximately fifty (50) countries throughout the world. We also customize our products to satisfy specific customer requirements, through Original Equipment Manufacturer (OEM) arrangements.

        Our ordinary shares are quoted on the OTC Bulletin Board under the symbol “CRWTF”. There is no non-United States trading market for our ordinary shares. The address and telephone number of our principal executive office is:

12 Kineret Street
Airport City, Israel
972-3-9726000

        Orev, our main subsidiary, was incorporated in 1982, and since its inception, has been engaged in the development, manufacturing, and sale of security and alarm products.

        Crow was incorporated in 1977. Prior to Crow’s acquisition of Orev (in 1999), Crow was known as Bari Trust Investments Ltd. (from 1998 until 2000) and previously as S.P.I. Suspension and Parts Industries Ltd. (S.P.I.). Under the name S.P.I., Crow was engaged in the design, development, manufacture and distribution of components for suspension systems of a wide variety of military armored vehicles. In May 1997, all suspension system operations were sold to Soltam Ltd., an Israeli corporation. From May 1997 to July of 1998, Crow was engaged primarily in the reorganization of its holdings, and it was actively seeking suitable acquisitions. In August of 1998, Crow sold all its buildings and real estate to Urdan – its parent company at that time, and Urdan sold all its holdings in Crow to Silverboim Holdings Ltd. (Silverboim). In December 1998, Crow changed its name from S.P.I. Suspension and Parts Industries Ltd. to Bari Trust Investments Ltd. In July 1999, Crow acquired Orev and thereby entered the business of manufacturing and distributing alarm systems. In 2000, Crow changed its name from Bari Trust Investments Ltd. to Crow Technologies 1977 Ltd.

        Since acquiring our shares from Urdan in August 1998, Silverboim had been our principal controlling shareholder. In August and November 2003, Silverboim sold its entire Crow holdings to Mr. Shmuel Melman (our current CEO), Sender Holdings Inc. and Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak). Each purchaser purchased a portion of Silverboim’s holdings under a separate agreement with Silverboim. In March 2004, Gmul Investment Company Ltd., which held approximately 20% of our shares, sold its entire Crow holdings to Mr. Shmuel Melman, Sender Holdings Inc., Mr. Abram Silver (the controlling shareholder of Sender) and certain other individuals. Each purchaser purchased a portion of Gmul’s holdings. Accordingly, the control of our company has changed during the year 2003 and is now held by Mr. Shmuel Melman, Sender Holdings Inc. and Mr. Abram Silver (the controlling person of Sender), and Mr. Jacob Eilenberg (through a trustee. Mr. Asher Barak). Mr. Melman, Sender Holdings Inc., Mr. Silver and Mr. Eilenberg (through a trustee, Mr. Asher Barak) are also parties to a shareholders’ agreement that regulates their relations and rights as our shareholders (for a detailed description thereof, please see Item 7.A under the caption “Shareholders’ Agreement” below).

Capital Expenditures and Divestitures

        The Acquisition of Orev

        In July 1999, we acquired all of the issued and outstanding ordinary shares of Orev through a public tender offer. Prior to this acquisition, the ordinary shares of Orev were publicly traded on the Tel Aviv Stock Exchange.

        For the purpose of acquiring Orev, Crow borrowed from Bank Hapoalim an amount of NIS 54 million in order to finance part of the purchase of Orev’s share capital. In order to secure the repayment of the loan, we granted Bank Hapoalim, in June and September of 1999, liens on our entire holdings in Orev. For a description of the current status of our obligations toward Bank Hapoalim, see Item 5.B – Liquidity and Capital Resources; and for a description of the current status of our encumbrances for the benefit of Bank Hapoalim, see Item 4.D – “Property, Plants and Equipment”.

        The acquisition was structured as a tax-free sale by the Orev shareholders. However, in December 2003, the Israeli Tax Authorities have assessed, on a “best judgment” basis, that Crow has a tax liability of approximately NIS 40 million in connection with the acquisition of Orev. We have already filed an objection to this assessment with the tax authorities, as we believe it to be erroneous. Please see also the descriptions in Item 3.D. – Risk Factors; and in Item 10.E. – Taxation and Government Programs. Messrs Hammer and Melman have also received a tax assessment in connection with the sale of their respective shares in Orev and the subsequent purchase of our shares, reflecting an increased tax liability of approximately NIS 17 million , for each of them. Messrs Hammer and Melman have reached a settlement agreement with the Israeli Tax Authorities with respect to the above tax assessment on January 27, 2005. We believe that Messrs Hammer and Melman’s settlement with the Israeli Tax Authorities will have a considerable affect in reducing the tax assessment for the year 1999 with respect to Crow and thus Crow’s tax liability for that year. For further discussion, please see Item 10.E under the caption “Taxation and Government Program”.

        The acquisition of ArrowHead Alarm Products and Crow Australia Pty Ltd.

        During 2001, we purchased majority interests in two companies – ArrowHead Alarm Products and Crow Australia Pty Ltd. ArrowHead develops, manufactures, and markets security alarm products in New Zealand, including those manufactured by us, and certain control panel products. Crow Australia Pty Ltd. is a distributor of our security alarm products located in Australia. We purchased the interests from shareholders of these companies in consideration for shares of Crow. A portion of these Crow shares is still held in trust.

        The Establishment of ScanVision Technologies Ltd.

        In 2002, Orev entered into an agreement with another individual to establish ScanVision Technologies Ltd., and holds approximately 48% of the outstanding share capital and 50% of the voting rights of Scan Vision. ScanVision develops patented technology for security and CCTV (Closed Circuit Television) motion-less applications, which enables the monitoring of sensitive VMD (Video Motion Detection) based CCTV systems and conceals security camera locations. The patent used by ScanVision was registered in the United States under the name of the individual founder of ScanVision and in 2004, was transferred in the name of ScanVision; in addition, ScanVision is in the process of transferring the patent, which is currently registered in Japan in the name of an entity, owned by the individual founder, under its name. The parties to the agreement intend to complete the development of the product, after which time Orev shall be responsible for its marketing and distribution in consideration for accepted and reasonable commercial tariffs. Pursuant to the agreement for the establishment of ScanVision, Orev agreed to provide ScanVision, in its first year of operations, a loan of up to $200 thousand. Furthermore, Orev agreed to provide ScanVision with an additional amount of up to $200 thousand in the form of a loan or guarantee for its second year of operations, if and to the extent that such funding shall be necessary. As of July 14, 2005, Orev has loaned ScanVision a total amount of NIS 1,005 thousand (which is equivalent to approximately $222 thousand). All loans provided to ScanVision carry an interest rate of 4% adjusted to the CPI. ScanVision’s products are still in a developmental stage and since its inception, ScanVision did not have any revenues and it incurred an accumulated loss of NIS 979 thousand.

        Recent Capital Expenditure

        In December 2004, we entered into a lease agreement with a third party for the lease of new premises located in Airport City, Israel, pursuant to which we relocated our main facility in June 2005. See Item 4.D – “Property, Plants and Equipment” for a detailed description of this agreement.

        Since the beginning of 2004, Crow is involved in the initial stages of a special application’s mobile phone project which is not related to our core business of security alarm systems (see “Recent Developments” below). Until December 31, 2004, we have expended approximately NIS 1 million on research and development of such mobile phones.

Recent Developments

        In September 2003, we withdrew a registration statement on Form F-3 which we filed on behalf of certain selling shareholders. The registration statement had not become effective prior to its withdrawal. The review process initiated by the Securities and Exchange Commission with respect to our annual report for the year ended December 31, 2001, which was initially incorporated by reference into the above mentioned registration statement, is still ongoing, although we believe it to be in its final stages.

        In January 2004, our board of directors appointed Mr. Melman as our chief executive officer. Mr. Melman has been a founder, a major shareholder, director and the co-executive officer of Orev prior to its acquisition by Crow in 1999 and has continued to serve as Orev’s chief executive officer and director since the acquisition. For further details concerning Mr. Melman’s new employment agreement, please see Item 7B – “Transaction with our directors and principal officers” below.

        On March 22, 2004, Gmul Investments Ltd. entered into an agreement for the sale of its entire Crow holdings (883,565 shares, constituting approximately 20% of our share capital), in consideration for the total amount of NIS 9.2 million, to Mr. Melman (408,990 shares), Sender Holdings (240,376 shares), Mr. Meir Jacobson (our shareholder and chairman of the board)(43,723 shares), Mr. Jacob Batchon (Orev’s financial officer)(21,862 shares) and Mr. Abram Silver (the controlling person of Sender Holdings and our director)(168,614 shares). The description of this transaction is based on information and agreements provided to us by the parties thereof and to the best of our knowledge, as we were not a party to these transactions and agreements. The agreement provided for the resignation of Mr. Eyal Fahima, who served on our board on behalf of Gmul. In addition, the agreement provided for a confidentiality obligation on the part of Gmul with respect to our business, trade, technical and other information and for the expiration of certain special contractual rights that Gmul had as a shareholders. Moreover, Gmul fully waived any claim and/or demand toward us and the corporations held by us (directly and indirectly).

        In March 2004, we retained the services of a financial advisor to assist us with respect to various strategic transactions. The advisor’s consideration is composed of an initial payment of $30 thousand and a success fee, payable only in the event that a transaction (such as financing, acquisition, merger, recapitalization, reorganization, distribution, etc.) shall materialize during the period of the agreement and 6 months thereafter. The success fee shall be equal to $175 thousand plus 2% of the gross value of the transaction (as defined in the agreement). The initial term of the agreement was for six months and it was extended until October 1, 2005.

        In addition, in December 2004, we entered into a lease agreement with a certain third party for the lease of new facilities. We have relocated our main place of business to these new facilities which are larger than our previous facilities. We believe that the new facilities would allow a better working environment and facilitate adequate preparation for future growth. In addition to the one-time expense in connection with the relocations of the factories, we also anticipate increased current expenses resulting, among other things, from the larger size of the new location. See Item 4.D – Property, Plants and Equipment, for a detailed description of this agreement.

        In December 2003, the Israeli Tax Authorities assessed, on a “best judgment” basis, that we have a tax liability of approximately NIS 40 million in connection with the acquisition of Orev. We have already filed an objection to this assessment with the tax authorities, as we believe it to be erroneous. It should be noted that Messrs Hammer and Melman have also received a tax assessment, and have filed an objection thereto, in connection with the sale of their respective shares in Orev and the subsequent purchase of our shares, reflecting an increased tax liability of approximately NIS 17 million each. Messrs Hammer and Melman reached a settlement agreement with the Israeli Tax Authorities with respect to the above tax assessment on January 27, 2005. We believe that Messrs Hammer and Melman’s settlement with the Israeli Tax Authorities will have a considerable affect in reducing the tax assessment for the year 1999 with respect to Crow and thus Crow’s tax liability for that year. Please see also Item 10.E – Taxation and Government Programs, below.

        Following our examination of various ways to improve our ability to monitor and supervise the management and business procedures of our foreign subsidiaries, we acted, among other things, to receive more frequent management reports from our subsidiaries and to amend the corporate documents of some of our subsidiaries to implement better control mechanisms, including, with respect to decision making in such subsidiaries. We have amended the articles of association of our New Zealand, ArrowHead Alarm Products Ltd., to specify provisions regarding the convening of board and shareholders’ meetings, quorum provisions, adoption of resolutions, appointment of directors to the board. We are currently in the process of amending the articles of association of our Australian subsidiary, Crow Australia Pty Ltd. to this effect.

        Since the beginning of 2004, we have been engaged in the development of special application’s mobile phones for the use of persons with special needs. This project, which is not related to our core business of security alarm systems, is in its initial stages. During the year 2004, we expended approximately NIS 1 million on research and development of these phones. We believe that this project has a major potential for success and profitability. In connection with the development and manufacturing of the initial test units of the phones, in July 2004, we have entered into a development and manufacturing agreement with an Israeli affiliate of an international corporation, engaged in the area of communication technologies. This agreement applies only with respect to the development and manufacturing of the initial test units, for which we shall pay a total amount of approximately $117 thousand. In addition, we have also entered into a memorandum of understanding (MOU) for the trial marketing of the initial test units. The test marketing MOU provides for the cooperation between us and a European corporation which is allowed to resell mobile telecommunication services in Germany. This corporation informed us that it has business connections with major cellular operators in Europe and that it has already conducted market research pursuant to which there is a demand for our contemplated product. The MOU sets forth the details of the trial marketing of the initial test units and provides for the responsibilities of each party thereunder. At this stage, none of the parties is entitled to remuneration from the other. Should the trial marketing succeed (which shall be determined in concert by the parties), the parties shall negotiate a final agreement for the marketing and distribution of the products. We also entered into a letter of intent with another European corporation for the marketing and sale of an interactive cellular phone, on an exclusive basis, in the territory of the French Republic and the Netherlands and provided such European corporation purchases minimum quantities, it shall have a right of first refusal to market and sell our contemplated product in Norway, Sweden, Finland, Denmark, Ireland and the UK. Since the development of the contemplated product has not been completed, neither party is entitled to any remuneration from the other. Although we believe that our efforts in developing and selling our contemplated product will be successful, there can be no assurance that we will succeed in entering into this new field and sell the new products.

        During 2004, we have been negotiating a consulting agreement with a third party for the receipt of various managerial and business development consulting services, including serving as an executive director on our board of directors, for a monthly consideration as well as shares in Crow. After lengthy negotiations, our board of directors decided not to enter into the above agreements.

        We are currently concluding negotiations with Video Domain Technologies Ltd. (our associate) for the joint development and production of an alarm video verification system. For further details, please see Item 7.B. – Related Party Transactions – “transactions with our affiliates and associates” below.

        For the description of recent transactions involving related parties, please see “Related Party Transactions” in Item 7.B below.

B.	BUSINESS OVERVIEW

        We are mainly engaged in the area of security alarm systems. We design, develop, manufacture, sell and distribute a broad range of sophisticated security detection and alarm systems consisting of a wide range of wired and wireless control panels, several lines of indoor and outdoor sensors, wire and wireless sensors, access control systems and communication systems for use in commercial and industrial facilities, residential homes and open areas. In addition to our security detection and alarm systems, we also design and produce microwave barriers and perimeter protection systems for civil and military applications. In addition, since the beginning of 2004, we have been engaged in the initial stages of the development of a special application mobile phone which is not related to our core business of security alarm systems (see Item 4.A. – “Recent Developments” above). Our principal business activities in the security alarms business are conducted through Orev Electronic Engineering Ltd. (Orev) and its subsidiaries. Please also see “Organizational Structure” below, for a detailed description of the subsidiaries’ products and activities.

        We market and sell our security alarm products in Israel and throughout the world. In Israel, we market and sell our products directly and our customers in Israel include central station monitoring providers and security systems integrators and installers. Our foreign customers outside Israel consist primarily of independent distributors with whom we have distribution arrangements on both an exclusive and non-exclusive basis in approximately fifty (50) countries throughout the world. In addition, we also engage in the manufacturing and design of customized security systems solutions requiring specialized applications which are marketed under another label. We sell these customized systems outside of Israel directly to certain original equipment manufacturer customers. Please also see “Customer, Marketing and Sales – Customized OEM solutions” below.

        We are focused on the expansion of our worldwide sales, particularly in Europe and the United States. To further our expansion, we have adopted a distribution growth strategy through engagements with international distributors for our products. We have also established and acquired subsidiaries in related fields, in order to broaden our product base and presence in various security markets.

        As part of our strategy, we have been focusing our research and development efforts in the area of outdoor detection security systems. We have recently developed methods to modify our external systems with relative ease to enable the control of multiple sensors by remote means. The proprietary technologies that serve as the basis for the development of our newest systems are wireless products and control panels, which we develop and improve in cooperation with our subsidiary ArrowHead Alarm Products Ltd.

Products

        We manufacture sophisticated proprietary computerized alarm systems and detectors that are capable of analyzing signals and background and therefore minimalize false alarms. Our line of products includes:

—	passive infrared and other indoor and outdoor motion detectors;
—	microwave barrier detectors;
—	smoke detectors;
—	glass break sensors;
—	wire-based and wireless detectors and alarm systems;
—	audible/visible warning devices;
—	closed circuit television recording and transmission equipment systems;
—	GSM based dialers;
—	wireless equipment;
—	access control systems;
—	keypads; and
—	control panels.

        Our proprietary Applied Specific Integrated Circuit (ASIC) technology provides detectors, which identify penetration, prevent false alarms and enable detectors to operate under difficult environmental conditions, including sunlight, heat and wind. This technology is based upon a specifically designed multi-pin miniature chip, which includes all of the essential electronic components in a single enclosure. Accordingly, there are significantly less exterior components, and fewer printed circuit board tracks, which may cause electrical or electromagnetic interference, and provides a better protection of our intellectual property rights.

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

        Presently our products consist mainly of “off the shelf” products. However, at the request of original equipment manufacturers (OEM) and other customers, we customize these security systems to satisfy such specific requirements. We sell these customized solutions, primarily to OEM partners in England, Italy, Germany and the United States. Recently, our products were evaluated by a number of potential new OEM customers. Please see the caption “Customers, Marketing and Sales – Customized OEM Solutions” below.

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

        Our primary products are detectors. In 2002, 2003 and 2004 detectors accounted for approximately 85%, 82% and 80% of our sales, respectively. This decline is a result of the growth of our control panels’ sales. Most of our products are sold under our brand name. We have original equipment manufacturer customers, for whom we manufacture private label products. In 2002, 2003 and 2004 the Original Equipment Manufacturer (OEM) sales accounted for about 3%, 3% and 6% of our total sales, respectively.

        Although our products range in price between $4.5 and $290, approximately 80% of the detectors sold by us are priced between $6 to $10. Our detectors are sold with a limited manufacturers warranty for various periods ranging between one to five years depending on the specific product. Under our warranty, we either repair a defective product or replace it with a new one. Since our primary activities consist of the manufacturing of security solutions and we do not take part in their installation and operation, we do not provide maintenance (other than standard warranty to repair) or monitoring service in connection with our security systems.

        We also focus on the production of high-end, mirror-based motion detection systems. These mirror-based systems use varifocal mirror lenses that substantially improve the focus and energy-level of system sensors, while substantially reducing the risk of false alarms.

        A primary characteristic of our products is the implementation of advanced technology, which is based upon our proprietary software and hardware. We rely upon patent and trademark registration, copyrights, confidentiality agreements, and use of Applied Specific Integrated Circuit (ASIC) in our products to protect our proprietary software and related products. We are not aware of any third parties infringing upon any of our patents, trademark or copyrights which we own directly or through our subsidiaries.

        We constantly strive to improve the performance and design of our products to meet specific customer and market demands and innovate new products. Among our new products that are currently being developed are the following:

—	client servers and monitoring central station software implementing TCP/IP;
—	GPRS and video transmission technologies;
—	development of a new line of wireless accessories including smoke, shock, glass break and PIR devise employing a line of new single and dual channel ASIC’s;
—	and wireless active photo beam sensors.

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

Proprietary Rights

        Our products are manufactured using technologies developed mainly by us. However, we also engage technology suppliers to develop certain technologies for our products. These technologies are developed based on our proprietary knowledge and under the condition that we own the technology developed.

        ScanVision currently develops products based on a patent which was registered in the United States under the name of the individual founder of ScanVision. In 2004, this patent was transferred under the name of ScanVision. In addition, ScanVision is in the process of transferring under its name a patent which is currently registered in Japan in the name of an entity owned by the individual founder.

        In addition, Freelink currently develops wireless products based on a license from the other controlling shareholder of Freelink to use a patent which is registered in the United States under the name of such shareholder.

        In most of our other products, we do not incorporate any third-party licensed technologies. We rely on a combination of trademark, copyright, trade secrets, patents and contractual restrictions to protect our intellectual property. Crow is a registered trademark in several countries where we distribute our products.

Customers, Marketing and Sales

Domestic Sales

        In Israel we directly sell and market our products. Our customers in Israel include central station monitoring providers and security systems integrators and installers. We employ three sales people who are responsible for sales in the domestic market to installers, alarm monitoring stations and retailers. We also have one outlet in Israel for retail sales. Domestic sales represented 15%, 11% and 11% of our revenues in 2002, 2003 and 2004, respectively.

Worldwide Distribution

        Our foreign customers outside of Israel consist primarily of independent distributors with whom we have distribution arrangements on both an exclusive and non-exclusive basis in approximately fifty (50) countries throughout the world. We engage in sales outside of Israel through our subsidiaries and distributors. Our subsidiaries and distributors outside of Israel are responsible for the marketing and sales in their respective territory. We have exclusive arrangements with many of our distributors. Recently, we have not renewed our exclusive distribution agreement with our distributor in England and currently negotiate with a third party the grant of exclusive distribution rights in the UK and the Republic of Ireland.

        We promote the sales and marketing of our products through:

—	our web site;

—	international trade shows and exhibitions;

—	direct advertising in international security magazines;

—	training and support of distributors' sales and technical force; and

—	by participating in our distributors' marketing expenses.

        During 2002, 2003 and 2004 our sales to three (3) foreign distributors accounted for approximately 21%, 22% and 23% of our total sales, respectively. The loss of any of these three (3) major customers would adversely affect our business. During the years 2002 and 2003, these three customers were our distributors in Poland and the former Soviet Union (approximately 10% and 13% of our sales in 2002 and 2003, respectively), Italy (approximately 5% and 3% of our sales in 2002 and 2003, respectively) and South America (approximately 6% and 6% of our sales in 2002 and 2003, respectively). In 2004, the three customers were our distributors in Poland and the former Soviet Union (approximately 13% of our sales), Spain (approximately 5% of our sales) and Belgium (approximately 5% of our sales). We do not have written agreements with our main foreign distributors and domestic customers and we rely on our reputation and the reputation of our products to retain our distributors and customers. In recent years we have been entering into written agreements with our new foreign distributors and OEM partners.

        Further to our acquisitions in Australia and New Zealand in 2001, we intend to continue focusing on the expansion of our foreign sales in these and other countries, and to adopt a growth strategy, which contemplates engagements with OEM clients and foreign distributors for our products.

        Although Crow Electronic Engineering Inc. (our independent distributor in North America and Mexico) exclusive distribution rights expired in December 2003, it currently continues to serve as our independent distributor. We are currently examining our distribution channel options in the above territories. In addition, we are in advance stage of negotiating a finder’s agreement with Crow Electronic Engineering Inc., pursuant to which they shall attempt to procure OEM partners for us in the U.S. We recorded a provision for doubtful debts with respect to a portion of Crow Electronic Engineering Inc.‘s debt to us. Mr. Yosef Harel, who is a minority shareholder of Crow Australia (one of our subsidiaries), holds a controlling interest in Crow Electronic Engineering Inc. Please see “Related Party Transactions” in Item 7.B below.

Customized OEM Solutions

        We also engage in the manufacturing and design of customized security systems solutions requiring specialized applications which are marketed under another label. We sell these customized systems outside of Israel directly to certain original equipment manufacturer customers primarily in England, Italy, Germany and the United States. These customized systems represented about 3% in 2002, 3% in 2003 and 6% in 2004. We are constantly striving to expand this market by enhancing our strategic relationships with OEM partners throughout the world.

        Our subsidiary, Orev, entered into an OEM agreement, effective as of December 10, 2003, with an international corporation engaged in the field of intelligent building systems (the purchaser), for the manufacture by Orev of a line of products (six kinds of detectors) under the purchaser’s trade name, to be sold by the purchaser throughout the world (except Israel). The unique plastic housings of these products may only be used for the purchaser’s products, except that we have the right to sell these products in Israel under our name (including the plastic housings). The agreement sets forth the purchase prices for each product although it provides for a mechanism to adjust the purchase prices. In addition, the agreement sets forth forecasts with respect to the quantities predicted to be purchased by the purchaser and the purchaser undertook to use its best efforts to meet these forecasts. The agreement anticipates purchase forecasts that could result in revenues of US$ 26 million during the term of the agreement (assuming a five years term). During 2004 and as of the date of this report, the quantities purchased by the purchaser under the agreement were substantially lower than the forecast for that year as stipulated in the agreement. We believe that this deficiency is mainly due to restructuring changes within the purchaser, however, there is no assurance that anticipated purchase forecasts will be met in the future. The agreement further provides for the delivery and payment schedules, procedures and the parties’ responsibilities. Orev is obligated to provide a warranty with respect to the products and the agreement sets forth its responsibility regarding replacement and repair of products. Orev is responsible for the compliance of the manufacturing and testing procedures with the ISO standards and for the compliance of the products with the European Community standards (CE); and the purchaser is responsible for the compliance of the products with any additional local market national standards. Orev undertook to indemnify and hold the purchaser harmless against claims of third parties in connection with any alleged infringement of intellectual property in the products. Both parties undertook to maintain the confidentiality of the other party’s confidential information for the term of the agreement and a period of 2 years thereafter. The required intellectual property and know-how are and shall remain the sole property of Orev. The protocols provided by the purchaser for their implementation and use are and shall remain the property of the purchaser.

        As part of the agreement, the purchaser also purchased certain tools that are required for the production of plastic parts of the products. The tools are the property of the purchaser and may be used by us only for the production of the products under the agreement.

        The agreement provides for a minimum term of three years and a maximum term of five years. Each of the parties may terminate the agreement in certain events of breach by the other party or insolvency of the other party. In addition, the purchaser may also terminate the agreement in the event that it considers any of the prices of the products uncompetitive and the parties fail to reach an agreement within 2 months of the purchaser’s notice with respect to these circumstances; and, following the initial 12 months of the agreement, Orev may terminate the agreement with respect to certain regions if the sale of the products in these regions are substantially below the forecasts and remain below the forecasts within the subsequent 6 months.

        Freelink Ltd. (one of our subsidiaries) has also entered into an OEM agreement, effective as of July 15, 2004, with an international corporation engaged in the field of security systems and accessories, for the supply of wireless products according to technical specifications provided in the agreement. Under the agreement, the purchaser undertook to purchase such minimum quantities as shall be determined in the first quarter of 2006 and granted exclusively to Freelink the right to develop and supply the products to it during the term of the agreement and two years after termination but in any event for a period not exceeding 5 years. The agreement is for an initial term of five years and may be renewed subject to certain conditions or terminated by either party, with a six months prior notice, effective on the third or any subsequent anniversary of the term of the agreement. The agreement further provides for the delivery and payment schedules, procedures and the parties’ responsibilities. Freelink provides a warranty with respect to the products and the agreement sets forth its responsibility regarding replacement and repair of products. Freelink is responsible for the compliance of the manufacturing and testing procedures with the ISO standards and specifications; and the purchaser is responsible for the compliance of the products with any additional local market national standards. Each of the parties may terminate the agreement in certain events of breach by the other party or insolvency of the other party. In addition, the purchaser may also terminate the agreement in the event that it considers any of the prices of the products uncompetitive and the parties fail to reach an agreement within 2 months of the purchaser’s notice with respect to these circumstances. Following the initial 12 months of the agreement, Freelink may terminate the agreement if the sale of the products are substantially below the forecasts and remain below the forecasts within the subsequent 6 months. As of the date of this report, Freelink has not supplied any products to the purchaser in material quantities.

Our Sales

        During 2004, approximately 89% of the sales of our products were derived from exports, or sales outside of Israel. The following sets forth certain information regarding our domestic sales in Israel and exports to other countries during the last three (3) years.

Revenues from Sales:

	For the Year Ended December 31,
	2004		2003		2002
(NIS)	NIS in thousands	% of total sales	NIS in thousands	% of total sales	NIS in thousands	% of total sales

Export Sales	102,759	89%	88,669	89%	78,894	85%
Domestic Sales (Israel)	12,156	11%	11,468	11%	13,437	15%

Total Sales	114,915	100%	100,137	100%	92,331	100%

Breakdown of Export Sales by
Geographic Region:

Europe	66,847	58%	51,406	52%	43,610	47%
Australia, New Zealand and
South & East Asia	27,711	24%	26,817	27%	25,109	27%
North and South America	7,987	7%	9,372	9%	9,202	10%
Others	214	0%*	1,074	1%	973	1%

Total Export Sales	102,759	89%	88,669	89%	78,894	85%

* Sales in other geographical regions amounted to 0.19% of total sales.

Competition

        We experience substantial competition in our business from regional, national and international firms. We have numerous competitors, many of which are larger and have substantially greater financial and technical resources. Our competitors include large multinational firms with larger customer bases than we have. These firms may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels. Our leading Israeli competitors are Visonics Ltd. and Rokonet Electronics Ltd. Some of our major international competitors include: (i) Honeywell Group (ii) Tyco International Ltd. (DSC); (iii) Siemens AG; (iv) Paradox; (v) Optex Co. Ltd.; (vi) Bosch Security Systems; and (vii) General Electric Company. We compete with these companies primarily in the field of detectors and control panels. We believe that the quality of our products is not inferior to the quality of our competitors’ products and that our main competition with these corporation stems from our financial resources and marketing network coverage. We believe that our presence in certain foreign markets through subsidiaries and not just through distributors enhances our competitive position in these markets. As the compliance with local and international standardization requirements constitutes a prerequisite for any successful market penetration, we have obtained the ISO 9001:2000 certification and several other standardization certificates, and strive to obtain additional standardization certifications where necessary.

Raw Materials

        The parts and materials used by us in the manufacturing of our products consist primarily of printed circuits, Applied Specific Integrator Circuits (ASIC’s), electronic components, microprocessors, lenses, sensors, plastic elements and other related components. These parts and materials are generally available from numerous sources at competitive prices. However, our products include a number of unique and high-technology components that are available from only a few suppliers and, in some cases, a single supplier. If our suppliers are unable to fulfill our needs for such components, we may be unable to fill customer orders in the short-run. In order to protect ourselves from such risk, we endeavor to keep higher levels of inventory of such components so that, in case of shortages, we will have enough inventory for a sufficient period of time, which will enable us to either find alternative technological solutions or alternative suppliers. The prices of certain of our raw materials have increased recently due to environmental concerns; however the prices of our raw materials have generally not been volatile. We do not have any written agreements with most of our suppliers.

Environmental Matters

        We anticipate that compliance with various laws and regulations relating to protection of the environment will not have a material affect on our earnings or competitive position.

C.	ORGANIZATIONAL STRUCTURE

        Crow Technologies 1977 Ltd. (Crow) is mainly a holding company. Crow was incorporated in 1977 under the laws of the State of Israel. Our principal business activities in the security alarms business are conducted through Crow’s wholly owned Israeli subsidiary, Crow Electronic Engineering Ltd. (Orev), which was acquired in July 1999 (See “Capital Expenditures and Divestitures – The Acquisition of Orev” in Item 4.A above). Orev directly holds shares in the other subsidiaries listed below. Each of the other subsidiaries has its own management; however, our management team (and especially Mr. Melman, our CEO) is substantially involved in decisions relating to our subsidiaries’ policy and material strategic matters (except for Video Domain, where our involvement is limited to our right to nominate directors).

        Crow was formerly known as Bari Trust Investments Ltd. (from 1998 until 2000) and previously as S.P.I. Suspension and Parts Industries Ltd. (See “Overview” in Item 4.A above).

        We were previously a member of the “Silverboim Group” of companies. However, Silverboim sold its entire Crow holdings in August and November of 2003 to our current controlling persons. Consequently, we are not a member of any other group of companies.

Material Holdings

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest

Crow Electronic Engineering Ltd. (Orev)*	Israel	100%**
ArrowHead Alarm Products Ltd.	New Zealand	51%
Crow Australia Pty Ltd.	Australia	60%
Freelink Ltd.	Israel	48%***
Actech Access Technologies Ltd.	Israel	50%
Secucell Ltd.	Israel	99%
ScanVision Technologies Ltd.	Israel	48%***
Video Domain Technologies Ltd.	Israel	34%

*Wholly owned by Crow. The interests of the other corporations listed below are held by Orev.
** The shares are currently held in trust by Bank Hapoalim as security for credit line provided by the bank. See Item 4.D – Property, Plants and Equipment.
***Represents 50% of the voting power of the subsidiary.

Crow Electronic Engineering Ltd. (Orev)

        Orev was incorporated in 1982, and since its inception, has been engaged in the development, manufacturing, and sale of security and alarm products. Most of our business activities are conducted through Orev, which directly holds shares in, and directs the business operations of, its subsidiaries listed above. Crow acquired Orev in 1999. See “Capital expenditures and Divestitures – The Acquisition of Orev” in Item 4.A. In 2004, Orev’s unconsolidated revenues were approximately NIS 95 million with a gross profit of approximately NIS 34.7 million and a net profit of approximately NIS 4 million.

ArrowHead Alarm Products Ltd.

        In January 2001, we purchased 51% of ArrowHead Alarm Products Ltd., which develops, manufactures, and markets security alarm products in New Zealand, including those manufactured by us, and certain control panel products. In 2004, ArrowHead’s revenues were approximately NIS 9.1 million with a gross profit of approximately NIS 3.8 million and a net profit of approximately NIS 281 thousand.

Crow Australia Pty Ltd.

        In April 2001, we purchased 60% of Crow Australia Pty Ltd., a distributor of our security alarm products located in Australia. In 2004, Crow Australia’s revenues were approximately NIS 15 million with a gross profit of approximately NIS 6.6 million and a net profit of approximately NIS 1.5 million.

Freelink Ltd.

        In 1999, Orev established Freelink Ltd., as a private company in Israel, and held upon its formation approximately 48% of its share capital, and 50% of its voting power. Freelink develops and markets short-range wireless systems for security purposes, based on spread spectrum and certain proprietary technology relating to communications. Its product range includes wireless security systems for home automation, as well as indoor wireless security systems, and perimeter wireless detection systems. Freelink also holds patents in the U.S., Europe and Israel for the method and the system for immune low rate modems. In 2004, Freelink’s revenues were approximately NIS 3.4 million with a gross profit of approximately NIS 1.3 million and a loss of approximately NIS 2.1 million.

Actech Access Technologies Ltd.

        In June 2001, Orev entered into an agreement with Camden Trading Ltd. Inc., for the establishment of a new Israeli company, Actech Access Technologies Ltd., which would develop, manufacture and market electronic access control systems. Orev holds 50% of the outstanding share capital of this company. In 2004, Actech’s revenues were approximately NIS 272 thousand with a gross profit of approximately NIS 140 thousand and a loss of approximately NIS 110 thousand.

Secucell Ltd.

        In 1999, Orev established Secucell Ltd. as a substantially wholly owned company. Secucell provides research and development services in Israel for our other subsidiaries. Secucell’s revenues are derived only from the services it renders to our other consolidated subsidiaries and therefore Secucell’s revenues do not affect our total consolidated revenues.

ScanVision Technologies Ltd.

        In 2002, we established ScanVision Technologies Ltd. with another private entity and we hold approximately 48% of its outstanding share capital and 50% of the voting rights in ScanVision. ScanVision develops technology for security and CCTV motion-less applications. In 2004, ScanVision did not have any revenues and it incurred a loss of approximately NIS 299 thousand.

Video Domain Technologies Ltd.

        In 1997, Orev established Video Domain Technologies Ltd, a private company that was incorporated in Israel, and held 60% of its share capital upon its formation. Following additional investments by third parties, we currently hold 34% of this company’s shares. Video Domain manufactures and markets a full line of digital video and audio, CCTV (closed circuit television) and remote surveillance solutions. Digital CCTV equipment including recording and transmission systems are installed in places requiring continuous monitoring of protected areas. This equipment is designed and manufactured by Video Domain, which specializes in the development, engineering, integration and marketing of stand-alone and PC-based digital motion video/audio surveillance and communication systems. In 2004, Video Domain’s revenues were approximately NIS 9.9 million with a gross profit of approximately NIS 4.7 million and a loss of approximately NIS 0.5 million. As a result, we recorded for the year 2004 equity losses representing 34% of Video Domain’s losses, which amount to approximately NIS 159 thousand.

D.	PROPERTY, PLANTS AND EQUIPMENT

        Our principal executive offices are currently located at 12 Kineret Street, Airport City, Israel, where we conduct our management, research and development, sales and marketing, and operations.

        In June 2005, pursuant to a lease agreement from December 2004, we relocated our facilities from their previous location in Holon to larger facilities located at Airport City, Israel. Pursuant to the lease agreement, we are leasing a two storey building, consisting of a 19,174 square feet (approximately 1,787 sqm) first floor and a 18,695 square feet (approximately 1,740 sqm) second floor which includes an office space of 13,330 square feet (approximately 1,240 sqm) and a 5,365 square feet (approximately 500 sqm) patio. In addition, the building has, a 6,438 square feet (approximately 600 sqm) intermediate floor and a 18,241 square feet (approximately 1,700 sqm) basement. Our use of the intermediate floor and the basement is conditional upon receiving various building permits and approvals. The agreement is for an initial term of seven years commencing as of April 1, 2005 and ending on March 31, 2012. However, we were granted an option to extend the term of the lease by two further periods of five years each. Our monthly rental fees during the first five years will be approximately $28,400 (and if a permit to the basement is granted, including an additional sum of $1,500) and shall increase gradually in the sixth and seventh years and during the first option period in up to 10% of the initial monthly rent mentioned above. The monthly rental fees for the second option period shall be determined mutually by the parties. In addition, we shall be subject to payment of monthly management fees in respect of the Airport City industrial area site, calculated at the rate of approximately NIS 4.5 per sqm leased by us per month (subject to certain provisions in the management agreement). Pursuant to the lease agreement and in addition to an advance on the monthly rental fees in the sum of $85,200 representing three monthly rental fees, we are obliged to provide the lessor with a bank guarantee (as a security for our obligations under the lease agreement) in a sum equal to three monthly rental fees (which, according to the terms of the lease agreement shall be replaced at the end of the third year of the lease, by a new bank guarantee equal to six monthly rental fees). The new premises were refurbished according to plans and specifications and a budget of $1,250,000 to be paid by the lessor (in addition to our participation in the renovation expenses of $30,000). The agreement may be terminated by Orev, among other things, if a building permit for the basement and intermediate floor is not obtained within the time stipulated in the agreement. In addition to the one-time expense in connection with the relocations of the facilities, we also anticipate increased current expenses resulting from the larger size of the new locations. We expect that the new location will allow a better working environment and facilitate adequate preparation for future growth.

        We also maintain manufacturing facilities in Afula, Israel, consisting of approximately 8,560 square feet (approximately 800 sqm). We lease these facilities under a lease agreement for a term ending in December 2005 (the initial term ended in December 2003 and we have extended the lease under the same conditions for two additional years, until December 2005). In addition, we have a sales center for the Israeli market in Holon, Israel consisting of approximately 1,940 square feet (approximately 180 sqm). We lease this sales center under a lease agreement for a term ending in December 2005, which was extended for a further term of one year until December 2006 with an option to extend for an additional year until December 2007. Our total rent, as of June 2005 (in consideration for all of our facilities in Israel) amounts to approximately $34 thousand per month.

        Freelink, Secucell, ScanVision and Actech conduct their operations in our Airport City facilities pursuant to arrangements with Orev. Video Domain leases an area in Petach Tikva. Each company uses its own equipment.

        We utilize the full capacity of our facility in Afula. We are currently examining opportunities to enter into new lease agreements for the purpose of relocating our facility from its current location in Afula to a larger location. In addition to the one-time expense in connection with the relocation of the facility, we also anticipate increased current expenses resulting from the larger size of the new location. We expect that the new location will allow a better working environment and facilitate adequate preparation for future growth.

        In addition, in July 2005, we signed a lease agreement for the lease of premises in Alon Tavor, Israel, consisting of approximately 14,480 square feet (approximately 1,350 sqm) for the purpose of plastic injections for our products. The agreement is for an initial term of 18 months with an option to extend the initial term for an additional term of 12 months by a 60 day prior written notice. Under the terms of the lease, we will pay the monthly rental fees of NIS 16,700 linked to the Israeli CPI. As security, in addition to a bank guarantee in the sum of NIS 48,000, Crow undertook to guarantee the obligations of Orev under the agreement. we are yet to receive the lessor’s signature on the agreement.

        Since October 2003, all of Crow and Orev’s assets are pledged to Bank Hapoalim under floating liens. As described above, in 1999 we borrowed an amount of NIS 54 million from Bank Hapoalim for the purpose of financing the purchase of Orev’s share capital. In addition, Bank Hapoalim has been providing us with credit lines for our current operations. In 1999, we pledged our shares of Orev in order to secure the initial loan. In June of 2001, Orev’s board of directors agreed to provide Bank Hapoalim with a floating lien on Orev’s entire assets provided that Orev shall negotiate with the bank an increase of its lines of credit. In February 2003, the board of directors of Orev resolved that, following its resolution from June 2001, an increase of up to NIS 10 million of its existing credit line with Bank Hapoalim shall be authorized; and that, in order to secure the repayment of all the amounts owed to Bank Hapoalim by Orev and/or Crow, it shall grant the bank a floating lien on its entire assets and shall guarantee the obligations of Crow toward Bank Hapoalim. In addition, in February 2003, the board of directors of Crow resolved that, following the resolution of Orev’s board of directors from June 2001, and as per the request of Bank Hapoalim, Crow shall undertake to use any amounts transferred to Crow from Orev (including dividends and management fees) for the purpose of repaying Crow’s obligations toward the bank. Crow’s board further resolved to grant Bank Hapoalim a lien on amounts transferred to Crow from Orev and a floating lien on its entire assets. In addition, the board resolved to guarantee the obligations of Orev toward the bank. In October of 2003, the documents required for the consummation of Orev’s and Crow’s above resolutions were executed.

        At the end of 2004, Bank Hapoalim approved an additional increase of our credit line up to NIS 68 million. In March 2005, we executed the documents required by Bank Hapoalim in connection with the increase of our credit line, which partly replaced our previous undertaking documents towards Bank Hapoalim.

        Consequently, Bank Hapoalim now has liens over our shares of Orev, and over the entire assets of both Orev and Crow. Pursuant to the terms of these liens and related documents which were executed with Bank Hapoalim in March 2005, we are required by Bank Hapoalim to comply with a number of covenants so long as any amount is outstanding. For example, we undertook to:

—	continue to hold 100% of the shares of Orev;

—	not to invest more than $1.25 million in one year without the consent of the bank; and

—	to avoid certain changes in our financial condition.

        Additional covenants prohibit, among other things:

—	grant of guarantees to any third party or the grant of new liens on our property;

—	payment of management fees and other payments to our managers which exceed the amounts currently paid by us;

—	advancement of loans to our shareholders;

—	breach of any of the several financial ratios dictated by Bank Hapoalim; and

—	restructuring or change of control without the prior consent of the bank.

        Bank Hapoalim may demand immediate repayment upon the occurrence of certain events, including: a default with respect to our repayment obligations or with respect to the other covenants under the liens; cessation of our commercial activities; an event which, in the discretion of the bank, could hamper our financial ability; and an adverse change in the value of the lien. With respect to the floating liens, a default by either company (Orev or Crow) could result in the demand for immediate repayment of the amount owed by the non-defaulting company as well. In addition, Bank Hapoalim may assign its rights under the floating liens to a third person without our consent. Please also see the risk factor captioned “If Bank Hapoalim were to demand immediate repayment of the amounts we owe it, we would not have sufficient cash on hand to repay it, which could materially impair our ability to continue operations” in Item 3.D – Risk Factors.

        We are currently negotiating an arrangement with Bank Hapoalim and with a second major Israeli bank that would allow us to divide our banking needs and resulting obligations between these two banks.

        In July 2003, Orev and its partners in ArrowHead acquired a building in Auckland, New Zealand to be used primarily for the operations of ArrowHead. The building consists of approximately 8,300 square feet (approximately 775 sqm) and a portion of it (approximately 3,500 square feet, i.e. approximately 345 sqm) is now leased to a third party. For a description of the terms of purchase, please see the caption “loans and guarantees granted to our subsidiaries” in Item 5.B – Liquidity and Capital Resources.

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

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

        The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this report.

Overview

        We are mainly engaged in the area of security alarm systems. We design, develop, manufacture, sell and distribute a broad range of sophisticated security detection and alarm systems consisting of a wide range of wired and wireless control panels, several lines of indoor and outdoor sensors, wired and wireless sensors, access control systems and communication systems for use in commercial and industrial facilities, residential homes and open areas. In addition to our security detection and alarm systems, we also design and produce microwave barriers and perimeter protection systems for civil and military applications. In addition, since the beginning of 2004, we have been engaged in the initial stages of the development of a special application’s mobile phone which is not related to our core business of security alarm systems (see Item 4.A. – “Recent Developments” above).

        Our principal business activities in the security alarms systems are conducted through our subsidiary Orev (acquired by us in 1999), which directly holds shares in, and directs the business operations of, its subsidiaries mentioned throughout this annual report.

        We sell our security alarm products throughout the world, directly and through our distributors and security system integrators. In Israel we market and sell our products directly and our customers in Israel include central station monitoring providers and security systems integrators and installers. Our foreign customers outside of Israel consist primarily of independent distributors with whom we have distribution arrangements on both an exclusive and non-exclusive basis with respect to approximately fifty (50) countries throughout the world. In addition, we also engage in the manufacturing and design of customized security systems solutions requiring specialized applications which are marketed under another label. We sell these customized systems outside of Israel directly to certain original equipment manufacturer customers primarily in England, Italy, Germany and the United States. Please also see “Customers, Marketing and Sales – Customized OEM solutions” in Item 4-A above.

Significant Accounting Principles and Policies

        Our financial statements are prepared in accordance with Israeli Generally Accepted Accounting Principles (Israeli GAAP), and audited annually in accordance with the audit standards of the Public Company Accounting Oversight Board (United States) (PCAOB). A discussion of the significant accounting policies which we follow in preparing our financial statements is set forth in Note 2 to our consolidated financial statements included elsewhere in this annual report. The following is a summary of certain principles that have a substantial impact upon our financial statements and, we believe, are most important to keep in mind in assessing our financial condition and operating results. Also refer to Note 20 to our consolidated financial statements included elsewhere in this annual report regarding material differences between U.S. GAAP and Israeli GAAP.

        Reclassification. Certain amounts from prior years have been reclassified to conform to the current year’s presentation. Regarding the year 2003, NIS 638 thousand has been reclassified from “deferred taxes of income” in “long term liabilities” to “other accounts receivable” in “current assets”. In Note 20n to our financial reports attached hereto, according to US GAAP, regarding years 2000, 2001, 2002, and 2003, NIS 1,215 thousand, NIS 933 thousand, NIS 920 thousand, NIS 1,110 thousand, respectively, have been reclassified from “selling and marketing expenses” to “sales”.

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

        Deferred Income Taxes. Deferred income taxes are computed in respect of temporary differences between the amounts included in our financial statements and those to be considered for tax purposes. The main factors in respect of which deferred income taxes have been included are as follows: property and equipment, allowance for doubtful debts, provision for vacation, accrued severance pay, research and development expenses, and depreciation for tax purposes over book value and in respect of intangible assets.

        Deferred tax balances are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. The amount presented in the statement of operations represents the changes in the said balances during the reported year.

        Taxes that would apply in the event of the realization of investments in subsidiaries were not included in computing the deferred taxes, since the sale of the said subsidiaries is not expected in the foreseeable future. In addition, taxes that we may incur in the event of a taxable dividend distribution by the subsidiary have not been taken into account in computing deferred income taxes, since we do not intend to distribute taxable dividends in the foreseeable future.

        For additional analysis of tax issues, please refer to Notes 16 and 20(j) of our consolidated financial statements included elsewhere in this report.

        Revenue Recognition. Revenues from product sales are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collection is probable.

Results of Operations

        The following table sets forth for the periods indicated selected items from our consolidated statements of operations as a percentage of our total sales.

	Year Ended December 31
	2004	2003	2002

Sales	100%	100%	100%
Cost of Sales	61.2%	64.4%	65.7%
Gross Profit	38.8%	35.6%	34.3%
Research & Development Expenses	5.9%	5.2%	5.8%
Sales and Marketing Expenses	9.5%	8.6%	7.3%
General & Administrative Expenses	11%	12.3%	12.1%
Amortization of Other Assets	0.8%	0.9%	1.0%
Operating Income	11.7%	8.6%	8.1%
Income Before Tax	6.9%	3.4%	4.6%
Taxes on Income	6.1%	0.3%	0.8%
Equity in losses of an affiliate	0.1%	1.5%	1.4%
Net Income	0%*	0.9%	2.2%

*Net Income in 2004 amounted to 0.04% from total sales.

Analysis of our Operation Results for the Year ended December 31, 2004 as Compared to the Year ended December 31, 2003.

        Sales. In the year ended December 31, 2004, our sales amounted to approximately NIS 114.9 million as compared to approximately NIS 100.1 million in the year ended December 31, 2003. This increase of approximately NIS 14.8 million was primarily the result of an increase in our export sales in Europe. In addition, sales of our control panels have continued to increase during 2004 which resulted in an increase of the sales of our detectors. Sales of our wireless products and accessories increased as well during 2004.

        Cost of Sales. In the year ended December 31, 2004 our cost of sales amounted to approximately NIS 70.3 million as compared to approximately NIS 64.5 million in the year ended December 31, 2003. This increase of approximately NIS 5.8 million resulted from the increase of our volume of sales as described above.

        Gross Profit. In the year ended December 31, 2004 our gross profit amounted to approximately NIS 44.6 million as compared to approximately NIS 35.7 million in the year ended December 31, 2003. This increase of approximately NIS 8.9 million resulted from the increase of our sales volume. Our gross profit margins reached 38.8% in the year 2004 as compared to gross profit margins of 35.6% in the year 2003. Such increase results from an increase in sales without a parallel increase in fixed overhead expenses. In addition, our sales of products with a higher profit margin increased during 2004.

        Research and Development. In the year ended December 31, 2004, our research and development expenses amounted to approximately NIS 6.8 million as compared to approximately NIS 5.2 million in the year ended December 31, 2003. This increase of approximately NIS 1.6 million resulted from the increase of our research and development expenses in our main business, the security alarms field, of approximately NIS 0.6 million and from the investment in our new line of business, special application’s mobile phone (see Item 4.A – “Recent Developments” above) of approximately NIS 1 million.

        Selling and Marketing Expenses. In the year ended December 31, 2004, our selling and marketing expenses amounted to approximately NIS 10.9 million as compared to approximately NIS 8.6 million in the year ended December 31, 2003. This increase of approximately NIS 2.3 million resulted from an increase in our salary expenses and participation in advertising expenses and standardization.

        General and Administrative Expenses. In the year ended December 31, 2004, our general and administrative expenses amounted to approximately NIS 12.6 million as compared to approximately NIS 12.4 million in the year ended December 31, 2003. This increase of approximately NIS 0.2 million is due primarily to an increase in our salary expenses to management and administrative staff and an increase in our consulting and management expenses.

        Amortization of Intangible Assets. In the years ended December 31, 2003 and 2004 we incurred amortization expenses amounting to approximately NIS 0.9 million with respect to the amortization of the marketing rights assets resulting from Orev’s acquisition of its Australian subsidiary in April 2001. These assets are amortized over a period of 5 years commencing on the day of acquisition.

        Operating Income. In the year ended December 31, 2004, our operating income amounted to approximately NIS 13.4 million as compared to approximately NIS 8.6 million in the year ended December 31, 2003. This increase of approximately NIS 4.8 million resulted primarily from the increase in our gross profit (resulting from the increase in sales), which was higher than the increase of the research and development, selling and marketing expenses and the general and administrative expenses.

        Financial Expenses. In the year ended December 31, 2004, our financial expenses amounted to approximately NIS 2.7 million as compared to approximately NIS 3.7 million for the year ended December 31, 2003. This decrease of approximately NIS 1 million resulted mainly from the minor revaluation of the NIS during the year 2004 as compared to the U.S. dollar. During the year 2003 there was a major revaluation of the NIS as compared to the U.S. dollar. Such revaluation decreased our dollar-linked trade receivables which are higher than our dollar-linked liabilities. In addition the NIS interest rate on most of our liabilities to the banks has decreased during the year 2004.

        Other Expenses. In the year ended December 31, 2004, our other expenses amounted to approximately NIS 2.8 million as compared to approximately NIS 1.5 million for the year ended December 31, 2003. This increase of approximately NIS 1.3 million resulted from the provision to doubtful debt of a loan to our associate, Video Domain Technologies Ltd. and from an increase in the amount of company interest in losses of jointly controlled entities attributed to the other partners (primarily Freelink, which loss has increased during 2004), which we recorded due to guarantees and loans that we provided to those jointly controlled entities.

        Taxes on Income. In the year ended December 31, 2004, our Taxes on Income amounted to approximately NIS 7 million as compared to approximately NIS 0.3 million for the year ended December 31, 2003. This increase of approximately NIS 6.7 million resulted mainly from an increase in our tax provision in respect of the years 1999-2003 due to a tax assessment that we received at the end of year 2004 for the years 1999-2001. See Item 10.E. – Taxation and Government Programs, below.

        Equity in losses of an affiliate. In the year ended December 31, 2004, our equity in losses of an affiliate amounted to approximately NIS 0.16 million as compared to approximately NIS 1.5 million for the year ended December 31, 2003. This decrease of approximately NIS 1.34 million resulted from improvement in the results of operation of our associate, Video Domain Technologies Ltd.

        Net Income. In the year ended December 31, 2004 our net income amounted to approximately NIS 0.04 million as compared to approximately NIS 0.9 million for the year ended December 31, 2003. Although our operating income increased as compared to the year 2003, our net income decreased due to an increase in our tax expenses and other non-operating expenses.

Analysis of our Operation Results for the Year ended December 31, 2003 as Compared to the Year ended December 31, 2002.

        Sales. In the year ended December 31, 2003, our sales amounted to approximately NIS 100.1 million as compared to approximately NIS 92.3 million in the year ended December 31, 2002. This increase of approximately NIS 7.8 million derived primarily from an increase in our export sales, mainly in Europe, Australia and New Zealand. In addition, sales of our control panels have increased during 2003 which resulted in an increase of the sales of our detectors.

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

        Amortization of Intangible Assets. In the years ended December 31, 2002 and 2003 we incurred amortization expenses amounting to approximately NIS 0.9 million with respect to the amortization of the marketing rights assets resulting from Orev’s acquisition of its Australian subsidiary in April 2001. These assets are amortized over a period of 5 years commencing on the day of acquisition. Our amortization expenses with respect to the marketing rights assets referred to above for the year ended December 31, 2001 amounted only to approximately NIS 0.7 million due to the fact that in the year 2001 such assets were amortized over a 9 month period (as compared to amortization over a 12 month period in the years 2002 and 2003).

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

        The following is a breakdown of the percentage of our sales by geographic regions:

Year ending December 31,	Europe	Australia, New Zealand, South and East Asia	America	Israel	Other
2004	58%	24%	7%	11%	0%*
2003	52%	27%	9%	11%	1%
2002	47%	27%	10%	15%	1%

         *Other sales amounted to 0.19% of our total sales.

        Our focus on the European market in 2004 resulted in an increase of our total sale in Europe as compared to the year 2003. Consequently, the share of the American and the Australian and New Zealand markets as a percentage of our total sales has decreased. Our focus on the European market in 2003 resulted in an increase of our total sale in Europe as compared to the year 2002. Consequently, the share of the American and Israeli markets as a percentage of our total sales has decreased.

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

Year Ended December 31	Israeli Consumer Price Index	Israeli Inflation (Deflation) Rate %	Devaluation (Revaluation) Rate %	Inflation/Deflation Adjusted for Devaluation/ Revaluation %

2000	168.5	0	(0.02)	0.02
2001	170.9	1.4	9.3	(7.2)
2002	182.0	6.5	7.3	(0.74)
2003	178.6	(1.9)	(7.6)	6.2
2004	180.7	1.2	(1.6)	2.85

        Since the institution of the Israeli Economic Program in 1985, the rate of inflation, while continuing, has been significantly reduced, and the rate of devaluation has been substantially diminished. The annual rates of inflation(deflation) during the years ended December 31, 2000, 2001, 2002, 2003 and 2004 were approximately 0%, 1.4%, 6.5%, (1.9%) and 1.2% respectively, while during such periods Israel effected a devaluation(revaluation) of the NIS against the U.S. dollar of approximately (0.02%), 9.3%, 7.3%, (7.6%) and (1.6)% respectively. During the year ended December 31, 2000, the rate of inflation in Israel exceeded the rate of revaluation of the NIS against the U.S. dollar; during each of the two years ended December 31, 2001 and 2002 the rate of devaluation of the NIS against the U.S. dollar exceeded the rate of inflation in Israel; during the year 2003, the rate of revaluation of the NIS against the U.S dollar exceeded the rate of deflation in Israel; and during the year 2004, the rate of inflation in Israel exceeded the rate of revaluation of the NIS against the U.S. dollar.

        The dollar costs in Israel increase if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind the inflation in Israel. Conversely, the dollar costs in Israel decrease if devaluation of the NIS against the U.S. dollar exceeds the rate of inflation in Israel.

        A devaluation of the NIS in relation to the U.S. dollar will have the effect of decreasing the dollar value of any of our assets that consist of NIS or receivables payable in NIS. Such a devaluation would also have the effect of reducing the U.S. dollar amount of any of our liabilities, which are payable in NIS (unless such payables are linked to the U.S. dollar). Conversely, any increase in the value of the NIS in relation to the U.S. dollar will have the effect of increasing the dollar value of any of our linked NIS assets and our linked NIS liabilities. The representative rate on December 31, 2004 was NIS 4.308 per $1.00.

TABLE OF EXCHANGE RATES (NIS TO US DOLLAR)	High	Low
Annually

Fiscal 2002	4.994	4.416
Fiscal 2003	4.924	4.283
Fiscal 2004	4.634	4.308

Quarterly

First Quarter 2004	4.535	4.371
Second Quarter 2004	4.634	4.490
Third Quarter 2004	4.555	4.471
Fourth Quarter 2004	4.481	4.308

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

        As of December 31, 2004, we had a working capital of approximately NIS 9.9 million, which consists of current assets of approximately NIS 74.3 million less current liabilities of approximately NIS 64.4 million, as compared to our working capital as of December 31, 2003, which amounted to approximately NIS 7.9 million, consisting of the then current assets of approximately NIS 59.9 million less the then current liabilities of approximately NIS 52 million.

        The main current assets as of December 31, 2004 were cash (approximately NIS 12.7 million), inventory (approximately NIS 31 million) and trade receivables (approximately NIS 25.6 million) compared to the main current assets as of December 31, 2003 which were cash (approximately NIS 5.5 million), inventory (approximately NIS 23.7 million) and trade receivables (approximately NIS 24.4 million).

        Most of our cash and cash equivalents are held in U.S. dollar.

        Net cash provided by operating activities for the year ended December 31, 2004 was approximately NIS 13.6 million as compared to net cash provided by operating activities of approximately NIS 8.6 million and NIS 9.4 million for the years ended December 31, 2003 and December 31, 2002, respectively. The increase of approximately NIS 5 million (net) in the year 2004 as compared to the year 2003 resulted mainly from the increase in other accounts payable and accrued expenses (including mainly provision for taxes) and a provision to doubtful debt of a loan to an associate, which were higher than the increase in inventory and the increase in trade receivables and deferred income taxes net .The decrease of approximately NIS 0.8 million in the year 2003 as compared to the year 2002 resulted from the decrease in our net income and the increase in trade receivables in the year 2003 as compared to the year 2002, which were higher than the decrease in inventory and the increase in trade and other payables in the year 2003 as compared to the year 2002.

        We financed the purchase of substantially all of the assets, liabilities and business of Orev with a loan from Bank Hapoalim in the principal amount of approximately NIS 54 million. In addition, Bank Hapoalim has been providing us with a credit line. Since 1999, we have been repaying the initial loan and the utilized credit balances. As of July 14, 2005, Crow owes Bank Hapoalim an aggregate amount of approximately NIS 28.4 million. This amount is composed of loans in NIS (approximately NIS 21.7 million) and loans in foreign currency. The foreign currency loans total, as of July 14, 2005, approximately $1.5 million. These foreign currency loans are payable in fixed payments from 2005 until 2010 and accrue annual interest at variable rates of approximately 1.87% above the London Inter-Bank Offer Rate. Most of the NIS loans (NIS 18.6 million) are payable upon demand and accrue interest at the prime rate as determined by Bank Hapoalim plus 0.6% and small portion of our NIS loans (NIS 3.1 million) are payable in fixed payments from 2006 until 2010 and accrue annual interest at the rate of 6.5%. Fluctuations in the prime rate and LIBOR could result in a material increase in interest expenses incurred in connection with these loans. In 2002, 2003 and 2004 the loans in NIS accrued interest at a weighted average of 8.9%, 9.2% and 6.2%, respectively, while on December 31, 2004 the interest rate on our short-term NIS loans was approximately 5.7%.

        The loans provided to Orev by Bank Hapoalim consist of an on demand NIS loan currently amounting to NIS 323,000; $400,000 outstanding loan payable on October 2005; and $800,000 outstanding loan payable until October 2006. These loans bear the same interest rates as the loans provided to Crow.

        The foreign currency loans are used, among other things, to minimize the affect of currency fluctuations on our foreign currency trade receivables.

        Our obligations to Bank Hapoalim are secured by a fixed lien on our shares of Orev, floating liens on Crow’s and Orev’s assets and mutual guarantees of Crow and Orev for the obligation of the other toward Bank Hapoalim (without limitation of amount). Pursuant to the terms of these liens and related documents, we are required by Bank Hapoalim to comply with a number of covenants so long as any amount is outstanding. In addition to our restrictive covenants, our current controlling shareholders have obligated toward Bank Hapoalim not to lower their Crow holdings below a certain percentage. We believe that as of the date of this report, there is no breach of covenant in respect of which the bank will initiate an action. Bank Hapoalim may demand immediate repayment upon the occurrence of certain events. Please also see the risk factor captioned “If Bank Hapoalim were to demand immediate repayment of the amounts we owe it, we would not have sufficient cash on hand to repay it, which could materially impair our ability to continue operations” in Item 3.D – Risk Factors.

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

        Presently, Crow’s and Orev’s material unused sources of liquidity consist of approximately NIS 35 million under the credit line provided to us by Bank Hapoalim.

        At the end of 2004, Bank Hapoalim increased our credit line to NIS 68 million and in March 2005 we executed the documents in connection with the bank’s approval. For further details, please see Item 4.D – “Property, Plant and Equipment”, above.

Loans and guarantees granted to our subsidiaries.

        Freelink Ltd. – In 2000, Orev made an interest-free loan to Freelink Ltd., an entity jointly controlled by Orev and Royalinks Ltd., in the aggregate principal amount of approximately $200 thousand. The maturity date of this loan has not yet been determined. This loan is linked to the U.S. dollar and currently amounts to $175 thousand. At the end of 2002, Orev converted $25 thousand of this loan into equity of Freelink. In addition, Orev provided a guarantee to secure a $250 thousand credit facility provided by Bank Hapoalim to Freelink. Recently, we have been negotiating a settlement agreement with Royalinks and Freelink addressing, among other things, future financing of Freelink by its jointly controlling shareholders. For further details, please see Item 7.B. – Related Party Transaction -“Transactions with our affiliates and associates” below.

        ArrowHead Alarm Products Ltd. – Pursuant to the agreement for the acquisition of 51% of the ordinary shares of ArrowHead in 2001, Orev committed to provide ArrowHead with a loan in the amount of $72 thousand if ArrowHead should require this funding. Between the years 2003-2005, Orev provided ArrowHead with shareholder loans in the amount of approximately NZ$178 thousand bearing an annual accruing interest equal to LIBOR, to be repaid by March 2007.

        In July 2003, Orev and the other shareholders of ArrowHead acquired a building in New Zealand to be used primarily for the operations of ArrowHead. The building has been leased to ArrowHead and on the date of the transaction the lease agreement had a remaining period of 10 years. The building was sold to Orev and the other shareholders of ArrowHead (in accordance with their respective share of Arrowhead) subject to that lease. In addition, ArrowHead had an option to prepay the rent for the entire period of the lease in the amount of NZD 1,046 thousand. The agreement provided that in the event that ArrowHead exercises this option, the purchase price of the building shall be NZD 254 thousand and in the event that ArrowHead does not exercise this option, the purchase price of the building shall be NZD 1,304 thousand. In any event, the purchasers (Orev and the other shareholders of ArrowHead) shall not utilize the 10 year period remaining under the lease agreement. ArrowHead exercised its option to prepay the rent and Orev and the other shareholders of ArrowHead purchased the building in the amount of NZD 254 thousand. ArrowHead funded the prepayment and purchase price by means of a 15-year loan from a New Zealand bank, which is secured by a mortgage on the property. In addition, Orev and its partners have also provided the bank with a direct guarantee in the amount of NZD 266 thousand and NZD 254 thousand, respectively. See also Item 4.D – Property, Plants and Equipment for an additional description of the building.

        Crow Australia Pty Ltd. – Pursuant to an agreement from April 2001 for the acquisition of 60% of Crow Australia Pty Ltd., Orev committed to provide Crow Australia with a loan of $100 thousand, bearing interest at the rate of LIBOR and the shareholders agreed that if additional funding shall be required they shall all participate in such funding in accordance with each shareholder’s share of the company. Following the sale, Orev converted debts of Crow Australia into shareholders’ loans amounting to $430 thousand (which include the $100 thousand initially committed), and the other shareholders converted debts of Crow Australia into shareholders’ loans amounting to $220 thousand.

        ScanVision Technologies Ltd. – Pursuant to the agreement for the establishment of ScanVision, Orev agreed to provide ScanVision, in its first year of operations, a loan of up to $200 thousand. Furthermore, Orev agreed to provide ScanVision with an additional amount of up to $200 thousand in the form of a loan or guarantee for its second year of operations, if and to the extent that such funding shall be necessary. As of the date of this report, Orev has loaned ScanVision a total amount of approximately NIS 1 million (which is equivalent to approximately $222 thousand). All loans provided to ScanVision are adjusted to the CPI and carry an adjusted interest rate equal to 4%.

        Actech Access Technologies Ltd. – In June 2001, Orev entered into an agreement with Camden Trading Ltd. Inc. for the establishment of a new Israeli company, Actech Access Technologies Ltd., which would develop, manufacture and market electronic access control systems. Orev holds 50% of the outstanding share capital of Actech. Under the agreement, Orev committed to provide Actech with an initial loan in the amount of $65 thousand, and with further loans in an aggregate amount of up to $90 thousand in the event that further financing shall be required for development purposes. As of the date of this annual report, Orev has provided Actech with loans in the aggregate amount of approximately NIS 942 thousand (equivalent to approximately $210 thousand) (which is more than the amount which Orev committed to provide under the agreement). These loans are linked to the U.S. dollar and bear an annual interest rate of LIBOR plus 2%. Furthermore, Orev has committed to provide manufacturing and design services for Actech, at cost plus ten percent. As part of this agreement, Orev purchased from Camden Trading Ltd., Inc. know-how in the field of access control systems in consideration for $65 thousand.

        Secucell Ltd. – Orev provided a guarantee to secure a $200 thousand credit facility provided by Bank Hapoalim to Secucell. As of the date of this report, Orev has provided Secucell with loans in the aggregate amount of approximately NIS 400 thousand (equivalent to approximately US$89 thousand).

        Video Domain Technologies Ltd. – In January 2003, a guarantee previously provided to Video Domain (covering up to $1.1 million) was cancelled. In addition, Video Domain has an outstanding debt toward Orev amounting to approximately NIS 221 thousand, linked to the Israeli index (CPI) with no repayment date specified. In addition, Video Domain has an outstanding debt toward Orev amounting to approximately $373 thousand (representing a shareholders’ loan of $297 thousand and a debt resulting from returned inventory in the amount of $76 thousand). This amount is linked to the U.S. dollar and does not bear an interest. Under an agreement between Orev and Video Domain, dated March 16, 2004 and a second agreement currently being finalized between Orev and Video Domain, the dollar linked amount shall be gradually repaid by Video Domain from the sales of certain product. During 2004, we wrote a provision for doubtful debt in the sum of NIS 1.5 million (approximately US$350 thousand) of our loan to Video Domain, as a doubtful debt. For a description of this agreement, please see Item 7.B – Related Party Transactions. Also please see Note 19e and Note 7 to our consolidated financial statements included herein, with respect to a provision to doubtful debt of part of the above dollar linked debt.

        We intend to fund any remaining commitment with our working capital and if necessary, with bank credit.

        We believe that our working capital is sufficient for our present requirements and future plans.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        All of our manufacturing and research and development activities take place in Israel, except for a portion of our development and research that is performed in New Zealand. We are engaged in programs to develop and improve products, as well as to develop new and improved manufacturing methods. Expenditures for research and development activities engaged by us were approximately NIS 6.8 million in 2004, NIS 5.2 million in 2003 and NIS 5.4 million in 2002. Following an increase of our research and development expenses since 1999, during the years 2002 and 2003, our research and development expenses remained substantially the same, as we believed them to be sufficient to implement our growth and development strategy. The increase of approximately NIS 1.6 million in expenditure on research and development in 2004 resulted from the increase of our research and development expenses in our main business ,the security field, of approximately NIS 0.6 million and from the investment in our new line of business -the special application’s mobile phone (see Item 4.A. – “Recent Developments” above ) of approximately NIS 1 million.

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

        The security and alarm industry is evolving through the introduction of new technologies, particularly specialized systems such as integrating wireless video and high performance detection applications. Orev has responded to these worldwide trends by expanding its product lines in those areas and enhancing its direct sales and marketing efforts through our recent acquisitions of local distributors and business partners. We have been focusing our research and development efforts in the area of outdoor detection security systems, wireless solutions, control panels and communication solutions.

        As part of our strategy, we have recently developed improved external sensing devices systems. In addition, the proprietary technology of our subsidiary ArrowHead Alarm Products Ltd. is serving as the basis for the development of Orev’s newest alarm panels and accessories.

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

F.	TABULAR DISCLOSRE OF CONTRACTUAL OBLIGATIONS

The following is a schedule showing our aggregate financial commitments (in NIS thousands):

Payment Due in NIS by Period (in thousands as of December 31, 2004)
Contractual Obligations	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years

Long Term Debt*	11,133	4,003	4,573	1,140	1,417
Operating Leases	11,594	1,692	3,023	3,092	3,787
Other Long-Term Obligations	5,749	-	-	-	5,749

Total Contractual
Obligations	28,476	5,695	7,596	4,232	10,953

* We have a line of short-term and long-term credit with our bank amounting to approximately NIS 68 million, of which approximately NIS 31 million have not been utilized.

Amount in NIS of Commitment Expiration Per Period (in thousands as of December 31, 2004)
Other Commitment Obligations	Total Amounts Committed	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years

Short Term Loans*	30,730	30,730	-	-	-
Standby Letters of Credit	825	-	825	-	-
Guarantees	1,939	-	-	-	1,939

Total Other
Commitment Obligations	33,494	30,730	825	-	1,939

* We have a line of short-term and long-term credit with our banks amounting to approximately NIS 68 million, of which approximately NIS 31 million have not been utilized.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The following persons are our directors, senior management and employees upon whose work we are dependent:

Name(1)	Age	Position

Meir Jacobson	53	Chairman of the Board
Shmuel Melman(2)	53	Director and Chief Executive Officer of Crow and Orev
Monique Bennoun-Melman (3)	42	Director and marketing and sales manager of Orev
Ze'ev Avraham Slavin(4)	51	Director
Abram J. Silver(5)	52	Director
Alexander Werber	50	Independent Director
Uri Bar-Ner	70	Independent Director
Jacob Batchon	32	Financial Officer of Orev
Noel E. Jennings	48	Chief Executive Officer of ArrowHead

(1) The table lists our directors and senior management as of the date hereof. The following persons also served on our board during 2004: (1) Mr. Eyal Fahima served as our director on behalf of Gmul until March 22, 2004, on which date he resigned as per Gmul’s agreement for the sale of its entire holdings in us; (2) Mr. Kasriel Shemtov served as our director on behalf of Sender Holdings, Mr. Silver and Mr. EiIenberg (through a trustee, Adv. Asher Barak) until December 16, 2004 on which date he resigned from his position.

(2) Mr. Melman is a party to a shareholders’ agreement pursuant to which, among other things, he is entitled to nominate two directors to the board .The shareholders’ agreement also provides that if the parties thereto agree on the identity of an additional director, they shall all vote in concert for his/her appointment. For the description of the shareholders’ agreement, see “Major Shareholders – Shareholders’ Agreement” in Item 7.A below. Mr. Melman is married to Ms. Monique Bennoun Melman.

(3) Ms. Monique Bennoun Melman is married to Mr. Shmuel Melman.

(4) Mr. Slavin serves as designee of Sender Holdings Inc, Mr. Abram Silver (the controlling person of Sender Holding) and Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak), who are parties to a shareholders’ agreement pursuant to which, among other things, they are entitled to nominate two directors to the board. The shareholders’ agreement also provides that if the parties thereto agree on the identity of an additional director, they shall all vote in concert for his/her appointment. For the description of the shareholders’ agreement, see “Major Shareholders – Shareholders’ Agreement” in Item 7.A below.

(5) Appointed on December 19, 2004. Mr. Silver is a party to a shareholders’ agreement pursuant to which, among other things, he is entitled to nominate (together with Sender Holdings Inc. and Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak)) two directors to the board. The shareholders’ agreement also provides that if the parties thereto agree on the identity of an additional director, they shall all vote in concert for his/her appointment. For the description of the shareholders’ agreement, see “Major Shareholders – Shareholders’ Agreement” in Item 7.A below.

        Meir Jacobson has served as Chairman of our board of directors since January 2000 and his term of service as our director was last renewed by our shareholders on March 11, 2004. Since May 1, 2004, Mr. Jacobson also serves as an independent director and chairman of the investment commitee of Phoenix Gemel Ltd, a wholly owned subsidiary of Phoenix Insurance Company (one of the leading insurance companies in Israel), which engages in management of pension and provident funds. Since December 2003, Mr. Jacobson serves as managing partner, Head of Corporate Finance, in Poalim Capital Markets, the investment banking arm of Bank Hapoalim (Israel’s largest bank). From the year 2000 and until September 2003, Mr. Jacobson has served as the Chief Executive Officer of Bridge Investment House Ltd., an Israeli investment banking firm. Prior to that time, Mr. Jacobson was the general manager of Nechasim M. I. Ltd., an Israeli governmental company established for the purpose of engaging in the privatization of banks in Israel. Mr. Jacobson is also a director of Ilex Medical Ltd. (formerly known as Orsys Ltd.), a publicly traded company. Mr. Jacobson has a B.A. degree in Economics and Accounting from Tel-Aviv University.

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

        Abram J. Silver was elected to serve as our director on December 19, 2004. Mr. Silver currently serves as President and CEO of Kensington Capital Corporation, a New York based stock brokerage firm with membership in the NASD. He has been involved in the investor and investment banking community since April 1983 and has both business and real estate holdings in the U.S. and Israel.

        Alexander Werber was elected to serve as an independent director by our shareholders on September 24, 2000. On March 11, 2004, our shareholders appointed Mr. Werber to serve as our independent director for another term of three years. Mr. Werber serves as the Chairman of our Audit Committee. Mr. Werber currently serves as the CFO of Tissera Inc., a publicly traded company on the Over The Counter Bulletin Board. In the past Mr. Werber fulfilled financial positions in several Israeli high-tech companies such as Vcon Telecommunications Ltd., Rada Electronic Industries Ltd., CTMotin Ltd., and Norkom Technologies Ltd. and also co-founded Cellpay Ltd. Mr. Werber holds a B.A. degree in Economics from Tel Aviv University and is a Certified Public Accountant.

        Uri Bar-Ner was elected to serve as our independent director by our shareholders in February 2003. Mr. Bar-Ner is a former Ambassador of Israel to Turkey, where he was engaged in promoting economic business and trade relations between the two countries. Mr. Bar-Ner served as Consul General to Chicago and Deputy Consul General to New York where he concentrated in developing economic relations between Israel and the U.S.A. Mr. Bar-Ner served as Co-Chairman of medical Development for Israel and is in charge of raising funds and public relations for Schneider Children’s Medical Center. Mr. Bar-Ner was the deputy Director General of the Ministry of Foreign Affairs and served in diplomatic missions in Europe and Asia. Mr. Bar-Ner is currently an advisor to the President of the America-Israel Friendship Lead and is in charge of raising funds in this entity. Mr. Bar-Ner has a B.A in international relations and history from the Hebrew University of Jerusalem and an M.A. in political science from Emory University in Atlanta Georgia, U.S.

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

        The shareholders’ agreement among Mr. Melman, Sender Holdings, Mr. Silver (the controlling shareholder of Sender Holdings) and Mr. Eilenberg (through a trustee, Mr. Asher Barak) provides, among other things, that Mr. Melman shall be entitled to appoint two directors; Sender, Silver and Eilenberg shall be entitled to appoint two directors, and should Melman on the one hand and either Sender and/or Eilenberg on the other hand, agree on the identity of a fifth director, they shall all vote in concert for his/her appointment. As of the date of this report, Ms. Bennoun-Melman and Mr. Melman serve as the designees of Mr. Melman; Mr. Slavin and Mr. Silver serve as designees of Sender Holdings, Mr. Silver and Mr. Eilenberg (through a trustee, Mr. Asher Barak); and Mr. Jacobson serves as the shared designee of Mr. Melman, Sender, Mr. Silver and Mr. Eilenberg. For a detailed description of the shareholders’ agreement, see “Major Shareholders – Shareholders’ Agreement” in Item 7.A below.

B.	COMPENSATION

        The aggregate direct compensation paid to or accrued for the account of our principal officers and directors as a group during the fiscal year 2004 was approximately $900 thousand, compared to approximately $989 thousand in 2003. This amount includes the following compensation, if and to the extent paid or accrued during 2004: directors’ fees, officers’ compensation bonuses, amounts set aside or accrued to provide pension, retirement, insurance or similar benefits, amounts expended by us for automobiles made available to our officers and expenses (including business association dues and expenses) for which directors were reimbursed. From the amount set forth above, the aggregate direct compensation for 2004 paid to or accrued for the account of our directors and principal officers of all of our subsidiaries, including Crow Electronic Engineering Ltd. (Orev), was approximately $698 thousand compared to approximately $682 thousand in 2003. The total amount set aside or accrued by us to provide pension, retirement, insurance or similar benefits to our directors and principal officers for the year 2004 was approximately $62 thousand.

        With respect to 2004, Mr. Melman and Ms. Monique Bennoun-Melman were collectively remunerated a total amount of NIS 1.8 million. For our arrangements with Mr. Melman, Silverboim and Ms. Bennoun-Melman, please see “Related Party Transactions” in Item 7.B below.

        Each of our directors (except for Mr. Jacobson) receives an annual fee of approximately $3,400 and an attendance fee of approximately $115 per meeting attended. Pursuant to our agreement with Mr. Jacobson, our chairman of the board, he receives a monthly amount of $3 thousand (see “Related Party Transactions” in Item 7.B below).

C.	BOARD PRACTICES

        Independent Directors. The Israeli Companies Law, 1999 (the “Companies Law”), became effective on February 1, 2000. Under the Companies Law, “public companies” incorporated under the laws of Israel are required to appoint two independent, or external, directors who reside in Israel. However, a public company whose shares or part thereof have been offered to the public outside of Israel or registered for trade outside of Israel, may appoint an external director who does not reside in Israel.

        The term “public company” as used in the Companies Law and in this report means a company whose shares are publicly traded or a company whose shares were offered to the public under a prospectus and are held by the public.

        A person may be appointed as an external director if such person has professional competency or financial and accounting expertise, and provided that at least one of the external directors shall have financial and accounting expertise.

        A person may not be appointed as an independent director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment as independent director, or had, during the preceding two years, any “affiliation” with (i) the company, or (ii) any entity or person controlling the company or (iii) any entity controlled by the company or by the controlling person of the company on the date of appointment or during the preceding two years. The term “affiliation” as used in the Companies Law includes:

—	an employment relationship;
—	a business or professional relationship maintained on a regular basis;
—	control; or
—	service as an “office holder”, except if such service is as an external director in a company that intends to undertake an initial public offering of its shares.

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

        Under the Companies Law, each committee, empowered to exercise any of the authorities of the company’s board of directors, is required to include at least one independent director. The term of an independent director’s service is three years and he/she may be elected for an additional three years period. Independent directors must be elected by a majority vote of the shareholders in a general meeting, provided that either: (i) such majority includes at least one third of the total votes of the shareholders participating at the meeting who are not the controlling persons of the company, or (ii) that the total votes against the election, by shareholders who are not the controlling persons of the company, do not constitute more than one percent of the total voting rights in the company. If Independent directors cease to meet the statutory qualifications for their appointment, or if they violate their duty of loyalty to the company, they may be removed by a special resolution of the shareholders (requiring the same special majority that is required for their appointment), or by a court order.

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

        As of the date of this report, the members of our audit committee are Alexander Werber (who was designated by our board of directors on July 2004 as our audit committee financial expert), Uri Bar-Ner and Ze’ev Avraham Slavin. Our board of directors nominated Mr. Ze’ev Avraham Slavin to replace the position vacated by Mr. Fahima, who resigned from his position as a director in March 2004.

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

        The following table sets forth the total number of our subsidiaries’ employees at the end of each of the past three years, and a breakdown of persons employed by main category of activity and geographic location:

	Year Ended December 31,
	2004	2003	2002

By area of activity:
Manufacture and Production	159	144	144
Research and Development	43	44	38
Sales and Marketing	19	19	17
Administration and Management	25	28	28
Total	246	235	227
By geographic location (out of total):
Israel	221	211	203
Australia	12	12	10
New Zealand	13	12	14

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

        Israeli law generally requires that employers pay severance benefits upon the retirement or death of an employee or the termination of employment without due cause. We currently fund our ongoing severance obligations by contributing funds on behalf of our senior employees to a fund known as the “Managers’ Insurance.” This fund provides a combination of savings plan, life insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay, if legally entitled to, upon termination of employment. We decide on a case by case basis whether an employee is entitled to participate in the plan, and each such employee who agrees to participate contributes an amount equal to 5% of his or her salary and the employer contributes between 13.3% and 15.8% of the employee’s salary. In addition, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, an agency, which is similar to the United States’ Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The employer is required to remit to the National Insurance Institute an amount equal to 5.93% of its employees’ wages; and the employee is required to remit to the National Insurance Institute an amount equal to a percentage ranging between 4.5% and 10.32% of his wages, depending on his wages’ level.

E.	SHARE OWNERSHIP

        The following sets forth, as of July 14, 2005, the share ownership of our directors and executive officers. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.

Name of Director/Officer(1)	Number of Ordinary Shares Beneficially Owned (2)	Number of Options/Warrants Exercisable Within 60 Days	Percentage of Total Shares(2)

Meir Jacobson	179,543	0	4.11%
Shmuel Melman (3)	3,126,371	0	71.5%
Abram Silver (4)	3,126,371	0	71.5%
Jacob Batchon	21,862	0	0.5%
Noel E. Jennings (5)	*	0	*
Ze'ev Avraham Slavin	*	0	*
Yosef Harel (6)	*	0	*

*owns less than one per cent of our outstanding share capital.

(1)	This table includes only current directors and officers that beneficially hold our shares. Mrs. Monique Bennoun-Melman does not directly hold our shares but is married to Mr. Shmuel Melman.

(2)	Percentages in this column are based on 4,372,275 ordinary shares outstanding as of July 14, 2005. There are no outstanding options/warrants, which are exercisable within 60 days of July 14, 2005. ‘Beneficial ownership’ is determined in accordance with the rules of the Securities and Exchange Commission (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) and shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for the purposes of determining the percent owned by such person or group. To our knowledge, the persons and entities named in the table above are believed to have sole voting and investment power with respect to all ordinary shares shown as owned by them, except as described below.

(3)	Mr. Melman directly holds 1,443,114 of our ordinary shares, constituting 33% of our outstanding share capital. In addition, Mr. Melman is a party to a shareholders’ agreement with Sender Holdings Inc., Mr. Silver (the controlling shareholder of Sender Holdings) and Mr. Eilenberg (through a trustee, Mr. Asher Barak), which regulates the parties’ vote with respect to the election of directors and provides for certain rights of first refusal in connection with the shares. Sender Holdings Inc. directly holds 397,352 of our ordinary shares, constituting 9% of our outstanding share capital, Mr. Silver directly holds 219,239 of our ordinary shares, constituting 5% of our outstanding share capital, and Mr. Eilenberg (through a trustee, Mr. Barak) directly holds 1,066,666 shares, constituting 24.4% of our outstanding share capital. Based on the information above, Mr. Melman may be deemed the beneficial owner of a total of 3,126,371 shares.

(4)	Mr. Silver directly holds 219,239 of our ordinary shares, constituting 5% of our outstanding share capital. Mr. Silver is the controlling person of Sender Holdings Inc. and is also a party to a shareholders’ agreement with Mr. Melman, Sender Holdings and Mr. Eilenberg (through a trustee, Mr. Asher Barak), which regulates the parties’ vote with respect to the election of directors and provides for certain rights of first refusal in connection with the shares. Mr. Melman directly holds 1,126,114 of our ordinary shares, constituting 33% of our outstanding shares capital, Mr. Jacob Eilenberg (through a trustee, Mr. Barak) directly holds 1,066,666 of our ordinary shares, constituting 24.4% of our outstanding share capital, and Sender Holdings directly holds 397,352 of our ordinary shares (constituting 9% of our outstanding share capital). Based on the information above, Mr. Silver may be deemed the beneficial owner of a total of 3,126,371 shares.

(5)	Received the shares as partial consideration for the sale of 51% of the share capital of ArrowHead Alarm Products Ltd. to Orev.

(6)	Received the shares as partial consideration for the sale of 60% of the share capital of Crow Australia Pty Ltd. to Orev. A portion of the shares is still held in trust pursuant to the terms of the agreement between the parties.

Employee Share Option Plans

        As of the date of this report, we do not have any arrangements for involving the employees in our capital, including any arrangement that involves the issue or grant of our options or shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        As of July 14, 2005, we are controlled by the following natural and legal persons: Mr. Melman directly holds approximately 33% of our outstanding share capital; Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak) directly holds approximately 24.4% of our outstanding share capital; Sender Holdings Inc. directly holds approximately 9% of our outstanding share capital and Mr. Abram Silver, who is the controlling person of Sender, holds approximately 5% of our outstanding share capital. Mr. Melman, Mr. Eilenberg (through a trustee, Mr. Barak), Sender and Mr. Silver (the controlling shareholder of Sender) are parties to a shareholders’ agreement which regulates their voting in connection with the election of directors and provides for certain rights of first refusal with respect to their shares (see the caption “Shareholders’ Agreement” below). Please see also the table below and the notes relating thereto.

Beneficial Ownership of our Shares

        The following table sets forth, as of July 14, 2005, the number and percentage of ordinary shares beneficially owned by our major shareholders (shareholders known to us to beneficially own more than five percent (5%) of our ordinary shares).

Shareholder	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares(1)

Shmuel Melman(2)	3,126,371	71.5%
Jacob Eilenberg (through a trustee,
Mr. Asher Barak, Adv.)(3)	3,126,371	71.5%
Sender Holdings Inc.(4)	3,126,371	71.5%
Abram J. Silver(5)	3,126,371	71.5%

(1)	Percent of shares beneficially owned is determined based upon 4,372,275 ordinary shares outstanding as of July 14, 2005. ‘Beneficial ownership’ is determined in accordance with the rules of the Securities and Exchange Commission (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) and shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for the purposes of determining the percent owned by such person or group. To our knowledge, the persons and entities named in the table above are believed to have sole voting and investment power with respect to all ordinary shares shown as owned by them, except as described below.

(2)	Mr. Melman directly holds 1,443,114 of our ordinary shares, constituting 33% of our outstanding share capital. In addition, Mr. Melman is a party to a shareholders’ agreement with Sender Holdings Inc., Mr. Silver (the controlling shareholder of Sender Holdings) and Mr. Eilenberg (through a trustee, Mr. Barak), which regulates the parties’ vote with respect to the election of directors and provides for certain rights of first refusal in connection with the shares. Sender Holdings Inc. directly holds 397,352 of our ordinary shares, constituting 9% of our outstanding share capital, Mr. Silver directly holds 219,239 of our ordinary shares, constituting 5% of our outstanding share capital, and Mr. Eilenberg (through a trustee, Mr. Barak) directly holds 1,066,666 shares, constituting 24.4% of our outstanding share capital. Based on the information above, Mr. Melman may be deemed the beneficial owner of a total of 3,126,371 shares.

(3)	Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak, Adv.) directly holds 1,066,666 of our ordinary shares, constituting 24.4% of our outstanding share capital. In addition, Mr. Eilenberg (through a trustee, Mr. Barak) is a party to a shareholders’ agreement with Mr. Melman, Mr. Silver (the controlling shareholder of Sender Holdings) and Sender Holdings Inc., which regulates the parties’ vote with respect to the election of directors and provides for certain rights of first refusal in connection with the shares. Mr. Melman directly holds 1,443,114 of our ordinary shares, constituting 33% of our outstanding shares capital, Mr. Silver directly holds 219,239 of our ordinary shares, constituting 5% of our outstanding share capital, and Sender Holdings Inc. directly holds 397,352 of our ordinary shares, constituting 9% of our outstanding share capital. Based on the information above, Mr. Eilenberg (through a trustee, Mr. Barak) may be deemed the beneficial owner of a total of 3,126,371 shares. To the best of our knowledge, Mr. Barak, who serves as Mr. Eilenberg’s trustee, also serves as the sole director of Sender Holdings Inc.

(4)	Sender Holdings Inc. directly holds 397,352 of our ordinary shares, constituting 9% of our outstanding share capital. In addition, Sender is a party to a shareholders’ agreement with Mr. Melman, Mr. Silver (the controlling shareholder of Sender) and Mr. Eilenberg (through a trustee, Mr. Asher Barak), which regulates the parties’ vote with respect to the election of directors and provides for certain rights of first refusal in connection with the shares. Mr. Melman directly holds 1,443,114 of our ordinary shares, constituting 33% of our outstanding shares capital, Mr. Silver directly holds 219,239 of our ordinary shares, constituting 5% of our outstanding share capital, and Mr. Jacob Eilenberg (through a trustee, Mr. Barak) directly holds 1,066,666 of our ordinary shares, constituting 24.4% of our outstanding share capital. Based on the information above, Sender may be deemed the beneficial owner of a total of 3,126,371 shares. Sender Holdings Inc. is a Turks and Caicos Islands corporation which controlling shareholder is Mr. Abram J. Silver, a U.S. Citizen.

(5)	Mr. Silver directly holds 219,239 of our ordinary shares, constituting 5% of our outstanding share capital. Mr. Silver is the controlling person of Sender Holdings Inc. and is also a party to a shareholders’ agreement with Mr. Melman, Sender Holdings and Mr. Eilenberg (through a trustee, Mr. Asher Barak), which regulates the parties’ vote with respect to the election of directors and provides for certain rights of first refusal in connection with the shares. Mr. Melman directly holds 1,443,114 of our ordinary shares, constituting 33% of our outstanding shares capital, Mr. Jacob Eilenberg (through a trustee, Mr. Barak) directly holds 1,066,666 of our ordinary shares, constituting 24.4% of our outstanding share capital, and Sender Holdings directly holds 397,352 of our ordinary shares (constituting 9% of our outstanding share capital). Based on the information above, Mr. Silver may be deemed the beneficial owner of a total of 3,126,371 shares.

        None of our major shareholders have different voting rights than each other and/or than our other shareholders.

        Since acquiring our shares from Urdan in August 1998, Silverboim has been our principal controlling shareholder. In August and November 2003, Silverboim sold its entire Crow holdings to Mr. Shmuel Melman (our current CEO), Sender Holdings Inc. and Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak). In March 2004, Gmul Investment Company Ltd., which held approximately 20% of our shares, sold its entire Crow holdings to Mr. Shmuel Melman, Sender Holdings Inc., Mr. Abram Silver (the controlling shareholder of Sender) and certain other individuals. Each purchaser purchased a portion of Gmul’s holdings. Accordingly, the control of our company has changed during the year 2003 and is now held by Mr. Shmuel Melman, Sender Holdings Inc. and Mr. Abram Silver (the controlling person of Sender), and Mr. Jacob Eilenberg (through a trustee. Mr. Asher Barak). Mr. Melman, Sender Holdings Inc., Mr. Silver and Mr. Eilenberg (through a trustee, Mr. Asher Barak) are also parties to a shareholders’ agreement that regulates their relations and rights as our shareholders, as described below.

Shareholders’ Agreement

        On August 11, 2003, prior to the completion of the sale of Silverboim’s entire Crow holdings, the three then prospective purchasers of the shares (Mr. Melman, Sender Holdings and Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak)) entered into an agreement to regulate their rights and relations as our future major shareholders. On July 8, 2004, this agreement was replaced by a new shareholders’ agreement, providing for substantially the same provisions, by and among Mr. Melman, Sender Holdings, Mr. Silver (the controlling shareholder of Sender) and Mr. Eilenberg (through a trustee, Mr. Barak).

        The new agreement, entered into on July 8, 2004, provides that five directors shall serve on the parties’ behalf on our board of directors and they shall be appointed as follows: Sender Holdings, Mr. Eilenberg and Mr. Silver shall vote their entire shares at any general meeting convened for the purpose of electing directors, for the approval of the nominees put forth in writing prior to the meeting by Mr. Melman (up to two directors); Mr. Melman shall vote his entire shares at any general meeting convened for the purpose of electing directors, for the approval of the nominees put forth in writing prior to the meeting by Sender Holdings, Mr. Eilenberg and Mr. Silver (up to two directors); and, in addition, the parties shall vote their entire shares at any general meeting convened for the purpose of electing directors, for the approval of the nomination of a fifth director to be agreed upon prior to the meeting by Mr. Melman, on the one hand, and Sender Holdings and/or Mr. Eilenberg, on the other hand. In the event that the parties shall not agree on the identity of a fifth director prior to the meeting, they shall not vote for the nomination of an additional director on their behalf (the fifth director).

The agreement further provides that in the event that Sender Holdings and/or Mr. Eilenberg and/or Mr. Silver shall desire to sell their shares to a third party, then Mr. Melman shall have a right of first refusal with respect thereto under the terms proposed to the third party. In the event that Mr. Melman shall waive his right of first refusal, he shall have a tag along right to join the sale to the third party. In the event that Mr. Melman shall desire to sell his shares to a third party, then Sender Holdings and/or Mr. Eilenberg and/or Mr. Silver shall have a right of first refusal with respect thereto (pro rata between them, in proportion to the ratio of their holdings in Crow at the time) under the terms proposed to the third party. In the event that Sender Holdings, Mr. Eilenberg and Mr. Silver shall waive their right of first refusal, they shall have a tag along right to join the sale to the third party. The first refusal and tag along rights shall not apply with respect to: (i) transfers to certain permitted transferees, and (ii) transfers in amounts, cumulative per one year, constituting less than 1% of our share capital.

Each of the parties undertook not to sell its shares to any third party that, directly or indirectly, competes with us or with any of the corporations held by us.

The agreement shall terminate in the event that Mr. Melman shall hold less than 10% of the voting rights in Crow and/or in the event that Sender Holdings, Mr. Eilenberg and Mr. Silver shall hold (collectively) less than 10% of the voting rights in Crow. The parties’ rights and obligations under the agreement may not be assigned without the prior written consent of the other parties thereto.

        As of June 30 2005, we had a total of 32* stockholders of record of which 22* were registered with addresses in the United States. Our United States holders were as of such date, the holders of record of approximately 58.77%* of our outstanding shares.

*	Includes the Depository Trust Company.

B.	RELATED PARTY TRANSACTIONS

Transactions with our directors and principal officers –

        Orev had an option to sell, at its request, to Mr. Melman (our CEO and controlling shareholder) all of the ASICs (application-specific integrated circuits) that it holds in its inventory at their adjusted purchase price. The ASICs are used for wireless applications and were specifically designed and developed for our needs. The option was valid for a period of two years (ending in June 2004), as long as Mr. Melman is still employed by Orev. Our board of directors and audit committee decided on July 2005 not to exercise this option since the ASICs are still used in the manufacturing of our wireless products, for which sales are expected to increase (and therefore, the use of the ASICs in production will be increased as well). The approval of our shareholders is yet to be obtained. The balance of Orev’s ASICs inventory on December 31, 2004 was valued at approximately NIS 2.8 million, based on their historical adjusted NIS value.

        In the agreement for the acquisition of Orev from 1999, Mr. Zvi Barinboim has agreed to continue to engage in the business development and financial development of Crow for a period of five years. Consequently, our shareholders resolved in May 1999, among other things, that Mr. Barinboim shall provide us with management services through a company owned by him for a period of 5 years. This 5 years period ended in May 2004, and with respect to any period thereafter, there is no obligation to pay any fees to either Mr. Barinboim or to a company owned by him.

        In the agreement for the acquisition of Orev from 1999, Mr. Melman has agreed to continue his employment with Orev for a period of an additional five years from the date of the agreement (May 26, 1999); and under the same terms to which he was entitled in December 1998. This arrangement was approved by our shareholders, and Mr. Melman has been employed as Orev’s CEO under the terms of his employment agreement with Orev which was effective on December 1998. As of May 26, 2004, this arrangement has expired. Nevertheless, Mr. Melman has continued to serve us. A new employment agreement between Mr. Melman and Orev, effective as of May 1, 2004, was approved by our board of directors and Audit Committee and requires the approval of our shareholders. The new employment agreement is for a term of sixty months commencing on May 1, 2004 and ending on April 30, 2009 and is automatically renewable for a further term of sixty months, unless prior notice of non-renewal is provided by either party. The agreement may be terminated by either party by a six months prior written notice. In addition, Orev may terminate the agreement with immediate effect under certain circumstances. Under the new employment agreement, Mr. Melman shall be entitled to a monthly gross salary of NIS 70,188, linked to the Israeli consumer price index as of January 1, 2003, and updated every January 1, commencing as of January 1, 2005, by 5% based on the previous December salary. 25% of Mr. Melman’s monthly salary is attributed and granted to Mr. Melman as special consideration for Mr. Melman’s commitment to non-competition. Mr. Melman undertook as part of the agreement to refrain from competing with our business during the term of the agreement and for a further period of twelve months. In addition, the agreement provided that Mr. Melman is not entitled to any performance based grants which were approved by our shareholders on September 27, 2000. Mr. Melman is entitled to a company car, as well as other standard benefits. Mr. Melman is entitled to choose, at his sole discretion, the make and model of the car, provided however that our participation in purchasing the company car is limited, in 2004, to a certain amount. Mr. Melman is entitled to replace the company car with another car once every three year period. Mr. Melman shall be entitled during each aforementioned three year period and at his sole discretion, to sell and replace the car provided to him pursuant to the agreement, with another car, provided that the difference between the selling price of the car and the purchase price of the new car shall be borne solely by Mr. Melman. We believe that the other terms of Mr. Melman’s employment agreement are customary in our industry. Mr. Melman currently serves as Crow’s CEO without additional compensation.

        Monique Bennoun-Melman, who is married to Mr. Shmuel Melman, our CEO, serves as our manager of marketing and sales. The terms of employment of Ms. Bennoun-Melman by Orev were amended in 2004 and accordingly a new employment agreement, effective as of August 1, 2004, was approved by our board of directors and Audit Committee and require the approval of our shareholders, setting out the terms of employment of Ms. Bennoun-Melman, including among other things, a non-competition based incentive equal to 0.75% of the total annual unconsolidated sales of Orev in any calendar year exceeding USD 24 million. Mrs. Bennoun-Melman undertook as part of the agreement to refrain from competing with our business during the term of the agreement and for a further period of twelve months. Under the new employment agreement, Mrs. Bennoun -Melman shall be entitled to a monthly gross salary of NIS 25,000 which shall be reviewed annually, subject to the approval of the relevant organs in Orev. This agreement is for a term of twelve months, and shall be automatically renewed for additional terms of twelve months each. Either party may terminate the agreement for any reason by providing the other party with a prior written notice of two months. In addition, Orev may terminate the agreement with immediate effect under certain circumstances. We believe that the other terms of this agreement are customary in our industry.

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

        We are currently negotiating a consulting services agreement with Mr. Abram Silver, our controlling shareholders and director, according to which Mr. Silver will provide us, our subsidiaries and our associates with various consulting and business development services. The agreement is subject, among by other things, to the approval of our audit committee, our board of directors and our shareholders. See also Item 4.A – “Recent Developments” above.

Transactions with our affiliates and associates –

        Since July 1999, Crow has been providing management services to Orev in consideration for a monthly payment of NIS 50 thousand. We are at the final stages of finalizing a draft for a new management services agreement between Crow and Orev. We expect that the new management agreement will set forth the various management services that shall be provided by Crow to Orev and its subsidiaries, including oversight of current activities, current accounting and bookkeeping services, strategic planning and business development, credit arrangements and financing transactions with banks and other financial institutions and any other required services, as shall be agreed between the parties from time to time. We also expect that the new agreement will provide that the consideration shall be calculated as a percentage of the consolidated revenues of Orev and its subsidiaries. Such percentage is currently expected to be around 2.5%. We currently intend that Mr. Jacobson Mr. Batchon and Mr. Silver shall provide the services on behalf of Crow, in which event we shall act to have Mr. Batchon serve as an employee of Crow and not of Orev (as he currently is). We undertook to utilize any amounts transferred to us from Orev for the purpose of repaying our outstanding debt to Bank Hapoalim. Therefore, transfer of compensation to individual employees shall require the banks’ consent.

        Crow Australia leases its premises from a company under the control of its CEO and one of its shareholders. In January 2003, the lease was extended for an additional period of three years, providing for increasing annual rates, beginning from approximately Australian dollar 81 thousand per annum in the first year of the lease and amounting to approximately Australian dollar $90 thousand per annum in the third year of the lease.

        We are currently negotiating a finder’s agreement with Crow Electronic Engineering Inc., which is controlled by the minority shareholder and CEO of Crow Australia. Crow Electronic Engineering Inc. (in which we do not hold any shares) also serves as our distributor in North America and Mexico (but see the description under the caption “Customers, Marketing and Sales” in Item 4.B. above).

        On March 16, 2004, Orev entered into an agreement with Video Domain Technologies Ltd., our associate. This agreement settled several competition-related disputes between the parties and contained a waiver of any claims by the parties with respect to the subject matter thereof. Pursuant to the agreement, Video Domain shall have an exclusive right to use the existing plastic moulds of certain of our products and shall have non-exclusive right to use certain of our existing production plans; and we shall be entitled, subject to the provisions of the agreement, to manufacture and sell certain products which, under a previous agreement, were deemed competitive with the products manufactured by Video Domain. In addition, the agreement provides for the sale to Video Domain of a stock which we previously purchased from it and a resulting increase of the loan amount that Video Domain owes us to a total of $382,168 as of the date of the agreement. This amount shall be gradually repaid by Video Domain from the sales of certain products pursuant to the agreement (a minimum amount shall be repaid per product sold). As of the date hereof, approximately $9 thousand have been repaid pursuant to the terms of this agreement, and Video Domain owed us as of the date hereof approximately $373,000. Furthermore, under the agreement, certain products of Crow shall be sold to Video Domain at cost until the loan amount is fully repaid, and a cost plus 30% after the loan amount is fully repaid. With respect to certain components developed by Crow for third parties, Crow undertook to use reasonable commercial efforts to include in the design of such products a component that shall be sold by Video Domain. The agreement shall be valid for the longer of the following periods: (i) a period of five years; or (ii) as long as we use our right to manufacture and sell the products which were previously deemed competitive with the products manufactured by Video Domain and for additional five years after we cease to manufacture and sell such products.

        We are currently negotiating an agreement with our associate, Video Domain Technologies Ltd. This agreement envisages the joint development of an alarm video verification system where each party will develop and produce some components of the system and shall purchase such components from the other for a price determined as a percentage of the cost of production of such products. Furthermore, each of the parties shall be entitled to use and/or license and/or install certain software products developed by Crow, free of charge. In addition Video Domain shall be entitled to purchase certain plastic kits from us to be used by them only within the video field provided that such kit includes a component developed by Video Domain. Furthermore, under the contemplated agreement, Video Domain shall undertake to sell such kits only in the United States. It is also intended pursuant to the agreement that the system jointly developed shall not be sold by either of them for less than 70% of the recommended price to be determined. In view of the outstanding debt of Video Domain to us, the agreement shall provide that part of the loan shall be repaid by way of deduction from our payment obligations in respect of components purchased from Video Domain and partly from gradual repayment by Video Domain from the sales of their products (a minimum amount shall be repaid per product sold). The agreement shall be valid for a term of five years.

        Until recently, we funded on an ongoing basis the operations of our subsidiary, Freelink Ltd, in the total amount of US$175,000 and provided it with a guarantee in the sum of US$250,000. In addition we also provided various services (mainly supply of components) to Freelink. As of the date of this report, Freelink owes us an aggregate amount of approximately NIS 4.1 million for the abovementioned services. Due to various disagreements with Royalinks Ltd, the other jointly controlling partner in Freelink, concerning the method of operations and focus of business activities, management, repayment of Freelink’s debts to Orev and future financing of Freelink, we are currently negotiating a settlement agreement with Royalinks Ltd., and Freelink to address, among other things, the above issues. The agreement provides, among other things, that Freelink shall be focused on research and development activities rather than manufacturing and that the manufacturing of Freelink products shall be performed by Orev. In addition Orev will engage in the selling of such products to third parties who have already entered into an arrangement with Freelink in exchange for transfer of percentages from sale of products to such third parties (which shall be used partly to repay Freelink’s debt to Orev). In addition, Freelink shall sell to Orev its current inventory and part of its fixed assets (based on their costs as recorded in Freelink’s books) to partly repay Freelink’s debt to Orev. In addition, the agreement envisages internal organizational changes in Freelink.

For a detailed discussion of the loans and guarantees that we granted our subsidiaries and associates, see Item 5.B – Liquidity and Capital Resources.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        For the audited financial statements and audit reports required to be contained in this annual report, please see Item 18.

        During 2004, our total export sales amounted to approximately NIS 103 million, which constitutes 89% of our total sales.

        Except for the tax assessments issued by the Israeli Tax Authorities for the years, 1999 and 2001 (Orev) and 1999, 2000 and 2001 (Crow), with respect to which we have already filed objections, there are no material legal or arbitration proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability. For a discussion concerning the tax assessments please see Item 3.D – Risk Factors and Item 10.E – Taxation and Government Programs.

        We do not have a policy regarding dividend distribution and have not distributed any dividends since March 1999. Pursuant to our agreement with Bank Hapoalim, Crow is not entitled to distribute any dividends until all amounts due to the bank are fully repaid; and any dividends distributed to Crow by our subsidiaries must be used for the repayment of the amounts still owed to the bank. See also Item 4.D – Property, Plants and Equipment and Item 5.B – Liquidity and Capital Resources.

B.	SIGNIFICANT CHANGES

        For a description of significant events which took place since December 31, 2004, see the descriptions under “Recent Developments” in Item 4.A above and under “Related Party Transactions” in Item 7.B above.

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

	High	Low

Annually

Fiscal 2000	$18.50	$4.00
Fiscal 2001	$8.75	$3 15	/16
Fiscal 2002	$5.50	$0.75
Fiscal 2003	$3.25	$0.75
Fiscal 2004	$6.00	$2.10

Quarterly

First Quarter 2003	$1.05	$0.75
Second Quarter 2003	$1.10	$0.75
Third Quarter 2003	$1.80	$0.75
Fourth Quarter 2003	$3.25	$1.80
First Quarter 2004	$4.00	$2.30
Second Quarter 2004	$5.00	$2.10
Third Quarter 2004	$5.10	$3.75
Fourth Quarter 2004	$6.00	$4.10

Monthly

January 2005	$5.00	$3.55
February 2005	$3.55	$3.50
March 2005	$4.50	$3.50
April 2005	$5.50	$4.50
May 2005	$5.50	$5.50
June 2005	$5.50	$4.75

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

Our Corporate Practices Under The Israeli Companies Law

        Approval of Transactions under the Companies Law. The Companies Law codified the fiduciary duties that an office holder owes to a company (for the definition of the term “office holder” please see Item 6.C – Board Practices). An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.

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

        The term “personal interest”, as used in the Companies Law and in this report means a personal interest of a person in an action or transaction of the company, including the personal interest of his/her relative, and the personal interest of another corporation in which such person or his/her relative are interested parties; and except for a personal interest resulting only from the ownership by such persons of shares in the company (for the definition of the term “interested party”, please see Item 6.C – Board Practices)

        A company may not release an office holder from his/her liability with respect to a breach of his/her duty of loyalty. A company may, under certain circumstances: release an office holder from his/her liability in connection with a breach of his/her duty of care, except for breach of duty of care in distribution; insure the liability of its office holders; or indemnify its office holders against certain obligations and expenses. Crow has provided in its articles of incorporation for the possibility to release, insure and indemnify its office holders subject to the provisions of the Companies Law. For a further discussion of this matter, please see the last section of this sub-item.

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

        Non-extraordinary transactions between a company and its office holder and other non-extraordinary transactions of the company in which an office holder has a personal interest – must be approved by the board of directors, unless the articles of association provide for another way of approval.

        Extraordinary transactions between a company and its office holder, other extraordinary transactions of the company in which an office holder has a personal interest, and the grant of a release from duty of care, indemnification or insurance to an office holders who is not a director – must be approved by the audit committee and the board of directors. These transactions require the additional approval of the company’s shareholders if the majority of the board of directors has a personal interest in the transaction.

        A transaction between a company and its director with respect to his/her terms of service as a director (including those relating to the grant of a release from the duty of care, indemnification and insurance) and a transaction between the company and its director with respect to his/her terms of service in other positions – must be approved by the audit committee, board of directors and shareholders of the company.

        An extraordinary transaction between a public company and its controlling person, another extraordinary transaction of a public company in which the controlling person has a personal interest (including an extraordinary private placement in which the controlling person has a personal interest), and a transaction between a public company and its controlling person or such controlling person’s relative, who also serves as an office holder or another employee in the company – must be approved by the audit committee, the board of directors and a special majority of the shareholders of the company. The majority required is such that either: (i) the majority includes at least one third of the total votes of the shareholders participating in the vote who do not have a personal interest in the approval of the transaction, or (ii) the total votes against the approval of the transaction, by shareholders who do not have a personal interest in the approval of the transaction, do not constitute more than one percent of the total voting rights in the company. For the definition of the term “public company” please see Item 6.C – Board Practices.

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

        Duties of a Shareholder. Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and the other shareholders, and must refrain from improperly exploiting his power in the company, including, among other things, when voting in the general meeting of the shareholders on the following matters:

—	any amendment to the articles of association;

—	an increase of the company's authorized share capital;

—	a merger; or

—	approval of certain related party transactions which require the approval of the shareholders.

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

        Mergers and Acquisitions. Under the Companies Law, a merger must be approved by the board of directors and shareholders of each of the merging companies. The Israeli Companies Law further provides that the foregoing approval requirements will not apply to shareholders of a wholly-owned subsidiary in a roll-up merger transaction, or to the shareholders of the acquirer if: (i) the transaction is not accompanied by an amendment to the acquirer’s memorandum or articles of association; and (ii) the transaction does not contemplate the issuance of more than 20% of the voting rights of the acquirer that would result in any shareholder becoming a controlling shareholder; and (iii) there is no “cross-ownership” of shares of the merging companies, as described above. For these purposes, “controlling shareholder” is a shareholder who has the ability to direct the activities of a company, including a shareholder who owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights.

In the event that the shares of a merging company are held by the other merging company or by a person holding 25% or more of the voting rights or of the rights to nominate directors in the other merging company, then the merger shall not be approved if the shareholders holding the majority of the voting rights of the shareholders participating in the vote, except those abstaining, who are not part of, or related to, the other merging company or the said 25% shareholder – object to the merger. If the target company’s capital stock is divided into different classes of shares, the merger must be approved at meetings of the shareholders of each class. Under certain circumstances, a court may allow a merger which was not approved by the requisite majority or by all class meetings, provided that such merger is reasonable and fair. Other than in specific situations, the Companies Law does not require court approval of a merger. Upon the request of a creditor of any of the merging companies, the court may delay or prevent the merger if it concludes that there is a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of the merging company. In addition, a merger may be completed only after 50 days have passed from the time that the approvals of the board of directors for the merger have been filed with the Israeli Registrar of Companies and 30 days have passed from the date of the approval of the shareholders of the merging companies. A company who has major creditors (as defined in the Companies Law) and a company whose securities are listed for trade in a foreign exchange must publish a notice of the merger offer in a newspaper in the country where most of its major creditors reside or where its securities are traded, as the case may be.

        Under the Companies Law, an acquisition of shares of a public company must be made by means of a tender offer if: as a result of the acquisition, the purchaser will become the holder of 25% or more of the voting rights in the company, and there is no other holder of 25% or more of the voting rights in the company; or, as a result of the acquisition, the purchaser will become a holder of 45% or more of the voting rights of the company, and there is no other holder of 45% of the voting rights in the company. This provision shall not apply to: (i) a private placement in which the company’s shareholders approved such holder owning 25% or more, or more than 45%, of the voting rights of the company, as applicable; or (ii) a purchase from an existing holder of 25% or more of the voting rights of the company that results in another person becoming a holder of 25% or more of the voting rights of the company or purchase from an existing holder of more than 45% of the voting rights of the company that results in another person becoming a holder of more than 45% of the voting rights of the company.

        In the event that, following an acquisition of shares of a public company, the acquirer will hold 90% or more of the shares or a class of shares of the company, then the acquirer must offer to acquire all of the shares (or such class of shares) of the company through a tender offer. If a tender offer to acquire all of the shares of a company was accepted by at least 95% of the offerees, then the shares of those who did not accept the offer shall also be transferred to the offeror’s ownership.

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

        Election of Directors. Holders of our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of ordinary shares conferring more than 50% of the voting power have the power to elect all of the directors, subject to the special approval requirements for external directors described above A shareholder or a group of shareholders that hold(s) at least 9% of our issued share capital may propose candidates for the election as directors. A director may also propose candidates for the election as directors. If appointing of more than one director is on the agenda of the general meeting, then all the new directors will be appointed together in one vote (in a “package”).The board of directors may appoint a director at any time, either to fill the place of a director whose appointment expired, or in addition to the existing directors, provided that the number of the whole board is less than 8. Our articles of association do not set age limitations with respect to our directors, and the directors are not required to hold qualifying shares. Subject to the provisions of the Companies Law and our articles of association, a company may serve as a director, and a director may nominate an alternate. For the election of independent directors, see Item 6.C – Board Practices. Our controlling shareholders are parties to a shareholders’ agreement and effectively control the ability to nominate members of the board of directors. For a description of the shareholders’ agreement, see “Shareholders’ Agreement” in Item 7.A.

        Insurance, Indemnification and Release. As provided above, our articles of association allow for indemnification of office holders for certain liabilities incurred in connection with acts performed in their capacities as office holders. Under certain circumstances: (1) we may indemnify our office holders retroactively; and (2) we may make an advance undertaking vis-à-vis an office holder to indemnify him or her in respect of certain limited events and amounts. We are precluded from granting a release, insuring or indemnifying an office holder for any of the following:

—	a breach of his or her duty of loyalty, except for insuring and indemnifying for a breach of loyalty where the office holder acted in good faith and had reasonable grounds to assume that the action would not harm the company;

—	an intentional breach of his or her duty of care or reckless breach of his or her duty of care (except in the case of a reckless breach – if such breach was the result of negligence only);

—	an act done with the intent to unlawfully realize personal gain; or

—	a penalty or a fine levied on him/her.

        We currently maintain in effect officers and directors liability insurance policies. For the current period of insurance, we are yet to obtain the required approvals of the appropriate company’s organs for such policies.

C.	MATERIAL CONTRACTS

        For a summary of our material contracts, see “Capital Expenditures and Divestitures” and “Recent Developments” in Item 4.A; “Customers, Marketing and Sales – Customized OEM Solutions” in Item 4.B; and “Related Party Transactions” in Item 7.B.

D.	EXCHANGE CONTROLS

        Under current Israeli regulations, any dividends or other distributions paid in respect of our ordinary shares purchased by nonresidents of Israel with certain non-Israeli currencies (including dollars) and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of our securities to an Israeli resident, may be paid in non-Israeli currencies (including US dollars) or, if paid in NIS, may be converted into freely repatriable currencies at the rate of exchange prevailing at the time of conversion – pursuant to the general permit issued under the Israeli Currency Control Law, 1978, provided that Israeli income tax has been paid on (or withheld from) such payments. Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date payment is made in U.S. dollars. Investments outside Israel by the Company no longer require specific approval from the Controller of Foreign Currency at the Bank of Israel.

E.	TAXATION AND GOVERNMENT PROGRAMS

        The following describes certain income tax issues relating to us and also certain income tax consequences arising from the purchase, ownership and disposition of our ordinary shares. This discussion is for general information only and is not intended, and should not be construed, as legal or professional tax advice and does not cover all possible tax considerations. To the extent that the discussion is based on legislation yet to be judicially or administratively interpreted, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. Accordingly, holders of our shares should consult their own tax advisor as to the particular tax consequences arising from their purchase, ownership and disposition of our ordinary shares, including the effects of applicable Israeli, United States and other laws and possible changes in the tax laws.

The following discussion represents a summary of the material U.S. & Israeli tax laws affecting us and our shareholders.

U.S. Tax Considerations

        The following is a general summary of the material United States federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by an investor that holds those shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). The summary is based on the tax laws of the United States, and existing final, temporary and proposed Treasury Regulations, Revenue Rulings and judicial decisions, as in effect on the date hereof, all of which are subject to prospective and retroactive changes, and to differing interpretations. The summary does not purport to address all federal income tax consequences that may be relevant to particular investors, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks and financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of our voting stock, investors that hold ordinary shares as part of a straddle, hedge, conversion transaction or other integrated transaction and investors (other than Non-U.S. Holders, as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. ACCORDINGLY, PERSONS CONSIDERING THE PURCHASE OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

(1)	an individual citizen or resident of the United States,

(2)	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in or under the laws of the United States or any political subdivision thereof,

(3)	an estate the income of which is subject to U.S. federal income tax without regard to its source, or

(4)	a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

        If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of our ordinary shares, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of our ordinary shares that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of shares of our ordinary shares.

        A “Non-U.S. Holder” is any beneficial owner of our ordinary shares that is not a U.S. Holder.

Taxation of U.S. Holders

        Distributions on Ordinary Shares. Subject to the discussion in “Passive Foreign Investment Companies” below, distributions, if any, made by us with respect to ordinary shares generally will constitute dividends for federal income tax purposes and will be taxable to a U.S. Holder as dividend income to the extent of our undistributed current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of our current or accumulated earnings and profits will be treated first as a nontaxable return of capital reducing the U.S. Holder’s tax basis in the ordinary shares, thus increasing the amount of any gain (or reducing the amount of any loss) which might be realized by such Holder upon the sale or exchange of such ordinary shares. Any such distributions in excess of the U.S. Holder’s tax basis in the ordinary shares will be treated as capital gain to the U.S. Holder and will be either long term or short term capital gain depending upon the U.S. Holder’s federal income tax holding period for the ordinary shares. Dividends paid by us generally will not be eligible for the dividends received deduction available to certain United States corporate shareholders under Code Sections 243 and 245. If you are a noncorporate U.S. Holder, dividends paid to you in taxable years beginning before January 1, 2009, that constitute qualified dividend income will be taxable to you at a maximum rate of 15% provided that you hold ordinary shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.

        A dividend paid in Israeli NIS will be included in gross income in a U.S. dollar amount based on the Israeli NIS/U.S. dollar exchange rate in effect on the date the dividend is included in the income of the U.S. Holder, regardless of whether the payment, in fact, is converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. Holder through the date that payment is converted into U.S. dollars (or otherwise disposed of) will be treated as U.S. source ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.

        Subject to certain conditions and limitations, any Israeli withholding tax imposed upon distributions which constitute dividends under United States income tax law will be eligible for credit against a U.S. Holder’s federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount, but only for a year in which a U.S. Holder elects to do so with respect to all foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to our ordinary shares will generally constitute “passive income.”

        Sale or Exchange of Ordinary Shares. Subject to the discussion in “Passive Foreign Investment Companies” below, a U.S. Holder of ordinary shares generally will recognize capital gain or loss upon the sale or exchange of the ordinary shares measured by the difference between the amount realized and the U.S. Holder’s tax basis in the ordinary shares. The deductibility of capital losses is restricted and generally may only be used to reduce capital gains to the extent thereof. However, individual taxpayers generally may deduct annually $3,000 of capital losses in excess of their capital gains.

        Passive Foreign Investment Company. A foreign corporation generally will be treated as a “passive foreign investment company” (“PFIC”) if, after applying certain “look-through” rules, either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. The look-through rules require a foreign corporation that owns at least 25%, by value, of the stock of another corporation to treat a proportionate amount of assets and income as held or received directly by the foreign corporation. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. The determination of whether or not we are a PFIC depends on the composition of our income and assets, including goodwill, from time to time.

        Based on our current operations, we do not believe that we currently are a PFIC and we do not anticipate that we will be a PFIC in the future. However, there can be no assurance that we are not and will not be treated as a PFIC in the future. If we are classified as a PFIC, U.S. Holders who own our ordinary shares during the taxable year in which we become a PFIC generally will be subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we continue to meet the income or asset test for PFIC status, although shareholder elections may apply in certain circumstances. U.S. Holders should consult their own tax advisors regarding our status as a PFIC and the consequences of investment in a PFIC.

        If we are a PFIC for any taxable year during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

(1)	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares,

(2)	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

(3)	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

        The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

        If we are a PFIC, you may avoid taxation under the rules described above by making a “qualified electing fund” election to include your share of our income on a current basis, or a “deemed sale” election once we no longer qualify as a PFIC. However, you may make a qualified electing fund election only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

        Dividends paid by a PFIC are not “qualified dividend income” for purposes of the preferential tax rate on qualified dividends discussed above.

        If you hold ordinary shares in any year in which we are a PFIC, you would be required to file Internal Revenue Service Form 8621 regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

Taxation of Non-U.S. Holders

        Distributions on Ordinary Shares. Distributions made with respect to our ordinary shares to non-U.S. Holders who are not engaged in the conduct of a trade or business within the United States will be subject to United States federal income tax only if 25% or more of our gross income (from all sources for the three-year period ending with the close of the taxable year preceding the declaration of the distribution) is effectively connected with our conduct of a trade or business in the United States. If the 25% threshold for such period is exceeded, a portion of any distribution paid by us to a non-U.S. Holder could be subject to U.S. federal income tax withholding at the rate of 30%; the portion of the distribution that could be subject to withholding would correspond to the portion of our gross income for the period that is effectively connected to the conduct of a trade or business within the United States.

        Sale or Exchange of Ordinary Shares. A non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the sale or exchange of ordinary shares unless (i) the gain is effectively connected with a trade or business in the United States of the non-U.S. Holder, or (ii) the non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and other conditions exist.

        United States Business. Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be for U.S. Holder. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower tax treaty rate.

Backup Withholding and Information Reporting

        In general, information reporting requirements will apply to dividends in respect of our ordinary shares or the proceeds received on the sale, exchange or redemption of our ordinary shares paid within the United States (and in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and a 30% backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

        A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

Israeli Tax Considerations

Tax Reform in Israel

        On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No.132), 2002 (Tax Reform), came into effect, following its enactment by the Israeli Parliament on July 24, 2002. On December 17, 2002, the Israeli Parliament approved a number of amendments to the Tax Reform, which came into effect on January 1, 2003. Other regulations and decrees relating to the Tax Reform were executed as well.

        The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

—	Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

—	Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

—	Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or if publicly traded less then 30% of its shares or rights were offered to the public), in which more than 50% of rights are held directly or indirectly by Israeli residents, which has undistributed profits and a majority of whose income in a tax year is considered passive income, that was taxed at the foreign country at a rate of no more than 20%, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

—	Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (which was previously exempt from capital gains tax when traded in Israel or qualified certain status when traded abroad). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares (see “Israeli Capital Gains Tax” below);

        Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

Corporate Tax Rate

        Israeli companies are subject to tax at the rate of 35% of taxable income for 2004, 34% for 2005, 32% for 2006 and 30% for 2007 onwards. The effective tax rate payable by a company that derives income from an approved enterprise (as further discussed below) may be reduced as described below

Taxation under Inflationary Conditions

        The Income Tax (Inflationary Adjustments) Law, 1985 (Inflationary Adjustments Law), was designed to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits computed under regular historical cost principle.

        The Inflationary Adjustments Law introduced a special tax adjustment for the preservation of equity, based on changes in the Israeli consumer price index (CPI), whereby certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets. Where a corporation’s equity exceeds the depreciated cost of fixed assets, a tax deduction that takes into account the effect of the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a linked basis to the Israeli consumer price index without limit). If the depreciated cost of fixed assets exceeds shareholders’ equity, then such excess, multiplied by the annual inflation rate, is added to taxable income.

        Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with changes in the Israeli CPI. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israeli CPI.

        In 2001, a new amendment to the Inflationary Adjustments Law was enacted authorizing the ministry of finance to suspend the application of the Inflationary Adjustments Law with respect to a tax year, if the inflation rate for that tax year was less than 3%. Till and including the fiscal year 2004 no such suspension was declared.

        The Income Tax Ordinance, 1961 (Income Tax Ordinance) and regulations promulgated thereunder allow Foreign-Invested Companies, to adjust their tax results based on exchange rate fluctuations of the NIS against the US Dollar rather than changes in the Israeli CPI, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company in which more than 25% of the share capital in terms of rights to distributions, voting and appointment of directors, and of the combined share capital, including shareholder loans, is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the US Dollar exchange rate as mentioned and wishes to withdraw from such an election shall continue to measure its results for tax purposes based on the US Dollar exchange rate till the end of that year and cannot re-elect to measure its results as mentioned based on the US Dollar exchange rate before expiring of a period of three years following the end of the year of withdrawn.

We adjust our tax results based on the changes in the Israeli CPI.

Law for the Encouragement of Capital Investments, 1959 (Investments Law)

        On March 29, 2005, a comprehensive amendment to the Investments Law came into effect. Our current tax benefits are subject to the provisions of the Investments Law prior to its revision, while new benefits under new programs that will be received in the future, if any, will be subject to the provisions of the Investments Law, as amended. Accordingly, the following discussion is a summary of the Investments Law prior to its amendment as well as the relevant changes contained in the new legislation.

        The Investments Law provides that a capital investment in eligible facilities may, upon application to the Investments Center of the Ministry of Industry and Trade of the State of Israel (Investments Center), be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. An approved enterprise is entitled to certain governmental cash grants and tax benefits. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise.

        Taxable income of a company derived from an approved enterprise is subject to company tax at the rate of up to 25% (rather than the regular corporate tax rates described above) for a period of time called the Benefits Period. The Benefits Period is a period of seven years commencing with the year in which the approved enterprise first generated taxable income. The benefits may be shorter as it is limited to the earlier of (i) 12 years from the commencement of production; and (ii) 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the Benefits Period may extend to a maximum of 10 years from the commencement of the Benefits Period. Notwithstanding the foregoing, taxable income of a company located in certain geographic locations called Development Area A, derived from an approved enterprise approved after January 1, 1997, is tax exempt for the first 2 years of the Benefits Period and is taxed at a rate of up to 25% for the remainder of the Benefits Period. A company that operates under more than one approval or that has capital investments that are only partly approved (such a company being designated as a mixed enterprise), has an effective company tax rate which is the result of a certain formula calculating the taxable income deriving from each approval.

        A company that qualifies as a “Foreign Investors’ Company” is entitled to further reductions in the tax rate normally applicable to approved enterprises. Subject to certain conditions, a “Foreign Investors’ Company” is a Foreign-Invested Company, which is a company in which more than 25% of the share capital in terms of rights to distributions, voting and appointment of directors, and of the combined share capital, including shareholder loans, is held by persons who are not residents of Israel. Such a company will pay company tax at reduced rate of 25% as mentioned (including tax exempt for the first 2 years when located in Development Area A) for up to ten-year (rather than the otherwise applicable seven-year) period. Moreover, certain Foreign-Investor’s Companies, depending on the Foreign Investments Percentage, will pay the following lower reduced tax and shall be exempt from any other tax on the income derived from its approved enterprise (subject to certain conditions, the percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year).

        For a company with foreign investment of:

Foreign Investments Percentage (for a specific year)	Maximum Tax Rate (for a specific year)

49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% of more	10%

        In addition, a company owning an approved enterprise may elect (as we have) to forego certain government grants extended to approved enterprises in return for an “alternative package” of tax benefits (Alternative Package). Under the Alternative Package, a company’s undistributed income derived from an Approved Enterprise will be exempt from Company Tax for a period of between two and ten years, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for the tax benefits under the Investments Law for the remainder of the Benefits Period.

        A company that has elected the Alternative Package and that subsequently pays a dividend out of income derived from the approved enterprise(s) during the tax exemption period will be subject to deferred company tax in respect of the amount distributed (including the company tax thereon) at the rate which would have been applicable had such company not elected the Alternative Package (generally, 25% but can be reduced down to 10% as mentioned in the table above).

        The dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises (generally, 15% as compared to 25%), if the dividend is distributed during the tax Benefits Period or within 12 years after this period. However, the twelve year limitation does not apply if the company qualifies as a Foreign Investors’ Company. This tax must be withheld at source, regardless of whether the dividend is converted into foreign currency.

        Subject to certain provisions concerning income subject to the Alternative Package, a company is not obliged to distribute exempt retained profits under the Alternative Package, and may generally decide from which source of income to declare dividends.

        Each application to the Investments Center is reviewed separately, and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an approved enterprise are conditioned upon the fulfillment of certain conditions and restrictions stipulated in the Investment Law and its regulations and the criteria set forth in the certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, a company with an approved enterprise status would be required to refund the amount of benefits already received, linked to the Israeli CPI plus interest.

        The Israeli production facilities of Orev have been granted approved enterprise status under the Investments Law. Orev has five different investment programs under the Alternative Package with respect to its facilities in Israel. The first two programs have already been performed and the benefits periods in connection with these programs have already been terminated. Orev received letters of approval for its third, fourth and fifth investment programs in June 1994, October 1999 and July 2004, respectively. Following the third letter of approval (dated June 1994), Orev is entitled to a Benefits Period of up to 8.5 years (instead of 10 years; the period ended in 2003). In the context of these benefits, on that part of its taxable income deriving from the approved enterprise in Development Area A, Orev is entitled to tax exemption during the Benefits Period, and on the part of its taxable income deriving from the approved enterprise which is not in Development Area A, Orev is entitled to a tax exemption during the first two years of the Benefits Period and a reduced tax rate of 25% over the following five years. Part of the taxable income deriving from the approved enterprise out of total taxable income is determined as the rate of increase in turnover in each year of the tax benefits compared to the base year, linked to the Israeli Wholesale Price Index.

        Following the fourth and fifth letters of approval (dated October 1999 & July 2004, respectively), Orev is entitled to a Benefits Period of up to 10 years. In the context of these benefits, on that part of its taxable income deriving from the approved enterprise in Development Area A, Orev is entitled to tax exemption over the Benefits Period, and on the part of its taxable income deriving from the approved enterprise which is not in Development Area A, Orev is entitled to a tax exemption over the first two years of the Benefits Period and a reduced tax rate of 25% over the following five years. Part of the taxable income deriving from the approved enterprise out of total taxable income is determined as the rate of increase in turnover in each year of the tax benefits compared to the base year, linked to the Israeli Wholesale Price Index.

        In May 2004, a final performance approval from the Investments Center regarding the letters of approval dated June 1994 & October 1999 was received. According to the final performance approval, among other things, the attribution of the taxable income between our activities in our facilities in Afula (which qualifies as a Development Area A) as opposed to our facilities then in Holon (today at Airport City), which are entitled to fewer benefits, is computed on the basis of the following criteria:

—	Increase in the number of employees in each of the regions.

—	Increase in the salary of the employees in each of the regions.

—	Investment in equipment in each of the regions.

        For a description of Orev’s approved enterprise status, see Note 16(a)- “Income Taxes” to our financial statements attached hereto.

        Orev was required under a condition set forth by the Investments Center to request the prior approval for the changes in ownership of Crow that occurred during 2003. Orev has requested, retroactively, the approval of the appropriate authority on 16 August, 2004 but has not yet received a response.

        On January 23, 2005 Crow received a letter of approval for its first and currently only program. Following the letter of approval, Crow is entitled to a Benefits Period of 7 years. In the context of these benefits, on that part of its taxable income deriving from the production of special application’s mobile phones (see Item 4 “Recent Developments”) , Crow is entitled to a tax exemption over the first two years of the Benefits Period and a reduced tax rate of 25% over the following five years. The benefits are conditioned on executing certain detailed marketing plan.

        Crow has reservations against this letter of approval and intends to file an appeal on the ground that it intends to operate most of its activities in Development Area A in respect of which it qualifies to receive additional benefits. Accordingly, we believe that the Benefits Period should be the following: On that part of its taxable income deriving from the approved enterprise located in Development Area A, Crow shall be entitled to tax exemption over 10 years, and on the part of its taxable income deriving from the approved enterprise which is not in Development Area A, Crow shall be entitled to a tax exemption over the first two years of the Benefits Period and a reduced tax rate of 25% over the following five years.

        Pursuant to the recent amendment to the Investments Law, only approved enterprises receiving cash grants require the approval of the Investments Center. approved enterprises that do not receive benefits in the form of governmental cash grants, but receive benefits in the form of tax benefits, are no longer required to obtain this approval. In lieu of such approval, these approved enterprises are required to make certain investments as specified in the Investments Law. Such approved enterprises may, at their discretion, elect to apply for a pre-ruling from the Israeli tax authorities confirming that they are in compliance with the provisions of the Investments Law.

        The amended Investment Law specifies certain conditions that an approved enterprise has to comply with in order to be entitled to benefits. These conditions include:

—	That the approved enterprise's revenues from any single market not exceed 75% of the approved enterprise's total revenues; or

—	That 25% or more of the approved enterprise’s revenues during the benefits period be derived from sales into a single market with a population of at least 12 million.

        Moreover, the approved enterprise should include investments in productive assets of a certain minimum amount.

        In addition, the amendment addresses benefits that are being granted to approved enterprises and the length of the Benefits Period. For example, under the alternative package, an approved enterprise located in certain areas that used to be tax-exempt is now entitled to elect to pay an 11.5% tax rate instead, and, in such case, upon the distribution of its profits, no additional corporate tax will be paid. In addition, if an approved enterprise elects to pay the 11.5% tax rate, dividends that may be distributed to foreign residents will be subject only to a 4% withholding tax.

        The Investment Law prescribes an expiry date for the grant of new benefits. The expiry date has been extended several times in the past and the expiry date currently in effect is December 31, 2007. There can be no assurance that new benefits will be available after December 31, 2007. As we have already been granted approved enterprise status under this law, the deadline does not have any effect on such status or on the benefits we receive.

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

We deducted expenditures as mentioned over three-year period.

Law for the Encouragement of Industry (Taxes), 1969 (Industry Encouragement Law)

Under the Industry Encouragement Law “Industrial Company” is a company resident in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it (an enterprise whose major activity in a given tax year is industrial production).

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

    (d)        Subject to certain conditions, possibility of filing consolidated tax return with their Parent Company.

        As of the date of this report, Orev meets the requirements to qualify as an Industrial Company and Crow meets the requirements to qualify as a Parent Company (that qualifies for filing consolidated tax returns).

        Orev utilizes the benefits described under items (a) & (c) above, and since the Year 2001, Orev and Crow have been utilizing the benefit described under item (d) above by filing consolidated tax returns. Orev status as an industrial company and Crow’s status as a Parent Company may be reviewed from time to time by the Israeli tax authorities. At the end of the year 2004, Orev received an assessment denying the consolidation of tax returns for the year 2001 with Crow. This does not affect our entitlement to consolidate our tax returns from the year 2002 onwards.

Israeli Capital Gains Tax

General

        Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, unless a specific exemption is available or unless a treaty between Israel and the country of non-resident provides otherwise. The Income Tax Ordinance distinguishes between “Real Gain” and “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the Israeli CPI between the date of purchase and the date of sale. The Real Gain accrued at the sale of an asset purchased on or after January 1, 2003 is taxed at a 25% rate, both for individuals and for corporations.

        Real Gains derived from the disposal after January 1, 2003 of an asset purchased prior to this date will be subject to capital gains tax at a blended rate. The regular corporate tax rate of 34% (for the year of 2005) and a marginal tax rate of up to 49% for individuals will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at a 25% rate.

Inflationary Surplus, that accrued after December 31, 1993, is exempt from tax.

Taxation of Non-Israeli residents related to shares traded on the OTC Bulletin Board (or listed on other designated foreign stock exchange or on the Tel Aviv Stock Exchange)

        Foreign investors (individuals and corporations) who meet all of the following conditions are exempt from tax on capital gains derived from the sale of the shares:

—	the capital gain is not accrued or derived by the non-resident shareholder's permanent establishment in Israel;
—	the shares were purchased after the listing for trade;
—	the investor is not engaged in the business of trading securities; and
—	the investor is not subject to the Inflationary Adjustments Law

        Foreign corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such foreign corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such foreign corporation, whether directly or indirectly.

        Different taxation rules may apply to shareholders who do not meet one or more of the conditions mentioned above.

        In addition, pursuant to the Income Tax Treaty between Israel and the United States ( Tax Treaty), gains derived from the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States within the meaning of the Tax Treaty and who is entitled to claim the benefits afforded to US residents under the Tax Treaty ( Treaty US Resident), would not be subject to Israeli capital gains tax, unless such a Treaty US Resident held, directly or indirectly, shares representing 10% or more of the voting power of our company at any time during the 12-month period preceding such sale, exchange or disposition.

Taxation of Israeli Residents related to shares traded on the OTC Bulletin Board (or listed on other designated foreign stock exchange or on the Tel Aviv Stock Exchange)

        Local investors (individuals and corporations) who meet all of the following conditions are subject to tax at 15% on real gain:

—	the shares were purchased after the listing for trade;
—	the investor is not engaged in the business of trading securities;
—	the investor is not subject to the Inflationary Adjustments Law;
—	the sale is not to a relative as defined in the Tax Reform; and
—	the shareholder did not claim financing expenses in connection to the shares -.

Where the shares were purchases before January 1, 2003, the tax basis will be determined in accordance with the higher of the average closing share price in the three trading days preceding the January 1, 2003, and cost (due to our status as an Industrial Holding Company according to the then law).

        Local investors who meet the above first, second and third conditions but not the fourth or fifth conditions are subject to tax at 25% in lieu of 15% real gain.

        Different taxation rules may apply to shareholders who do not meet one or more of the conditions mentioned above (except for condition 4 or 5).

Israeli Tax on Dividend Income

Taxation of Non-Israeli residents

        Israeli tax at a rate of 25% is generally imposed and withheld at source from dividends paid to non-residents (individual and corporations),

        Under the Tax Treaty, Israeli withholding tax on dividends paid to a treaty US resident may not in general exceed 25%, Where the recipient is a US corporation owning 10% or more of the voting stock of the paying corporation during a certain period preceding the distribution of the dividend, the company does not have more than certain amounts of passive income, and the dividend is not paid from the profits of an approved enterprise, the Israeli tax withheld may not exceed 12.5% subject to certain conditions, or 15% in the case of such dividends paid out of the profits of an approved enterprise.

Taxation of Israeli Residents:

        Israeli tax at a rate of 25% is generally imposed and withheld from dividends paid to individuals. In general, no tax is imposed on dividends paid by an Israeli corporation to another Israeli corporation. However, the applicable rate for dividends paid out of the profits of an approved enterprise (both to individual and corporations; the latter may deduct the dividend for tax purposes while dividing it to its shareholders) is 15%.

Tax assessments and objections thereto

        Crow and Orev have final (or considered final) income tax assessments up to and including the 1998 tax year (for the 1998 tax year the tax assessment of Orev is considered final due to limitation). At the end of 2004 Orev received a tax assessment relating to the years 1999 & 2001.This tax assessment reflects increased tax liability of approximately 1 million NIS for the year 1999 and 1.9 million NIS for the year 2001. The assessment relating to the year 1999 provides, among other things that the taxable income should be allocated to certain activities of different development areas by criteria approved by the Investments Center in the final approval we received in May 2004. The assessment relating to 2001 provides, among other things that we are not entitled to file consolidated tax returns of Crow & Orev in respect of the year 2001 and in addition, has allocated the taxable income as mentioned above (see “Law for the Encouragement of Industry (Taxes), 1969” above). Orev has filed objections regarding both these assessments. As a result of the abovementioned tax assessments Orev has recorded a provision in regard to the years 1999 to 2003. We believe that we included adequate provision in the financial statements

        At the end of 2004 Crow received from the Israeli Tax Authorities a tax assessments based upon “best judgment” for the years 2000 and 2001. According to the assessments, the tax authorities did not recognize in the year 2000 Crow’s expenses of approximately NIS 3.8 Million and did not recognize in the year 2001 Crow’s expenses of approximately NIS 2.1 Million. Such non recognition, does not incur any tax obligation upon Crow, but rather reduces its losses for tax purposes, for such years, in said amounts. Crow has filed an objection regarding these assessments.

        During the year 2003 Crow received a withholding tax assessment for the year 1999. This tax assessment reflects an increased tax liability of approximately NIS 40.2 million (which amount includes interest and linkage to the Israeli CPI as of the date of the assessment). This assessment relates to our acquisition of Orev (see “Capital expenditures and Divestitures – The Acquisition of Orev” in Item 4.A). The Israeli tax authorities claim that, in effect, the amount of NIS 34 million remaining in the hands of Messrs. Melman and Hammer in 1999 after the sale of their holdings in Orev to us and the purchase of 47% of our shares from Silverboim, constitutes a payment by us to our controlling persons as such. This payment is deemed income in the hands of Messrs. Melman and Hammer and therefore, we should have withheld tax at source with respect thereto. We filed an objection to this tax assessment as we believe it to be erroneous primarily due to the fact that on the dates of payment, Messrs. Hammer and Melman were not, and should not be deemed, our controlling persons. Therefore, the amount remaining in their hands at the conclusion of the transaction should not be deemed an income and we were not obligated to withhold tax at source with respect thereto. Based on the opinion our tax consultant, no provision was recorded. There is no assurance that our objection shall be accepted (see Item 3.D – “Risk Factors”). It should be noted that Messrs. Hammer and Melman have also received a tax assessment, and have filed an objection thereto, in connection with the sale of their respective shares in Orev and the subsequent purchase of our shares, reflecting an increased tax liability of approximately NIS 17 million each (which amount includes interest and linkage to the Israeli CPI as of the date of the assessment). On January 27, 2005, Messrs. Hammer and Melman reached a settlement agreement with the Israeli tax authorities with respect to the above tax assessment pursuant to which Messrs. Hammer and Melman shall each pay a final tax of NIS 650,000. We believe that the settlement reached with the Israeli tax authorities will have a considerable affect on reducing the tax assessment for the year 1999 with respect to Crow and thus Crow’s tax liability for that year.

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

        You may review a copy of our filings with the Securities and Exchange Commission, including any exhibits and schedules, at the Securities and Exchange Commission’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of such materials at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer we are now required to file through the Securities and Exchange Commission’s EDGAR system and our periodic filings are therefore available on the Securities and Exchange Commission’s Web site. You may read and copy any reports, statements or other information that we file with the Securities and Exchange Commission at the Securities and Exchange Commission facilities listed above. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services.

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

Currency Exchange Rate Risks

        We are exposed to risks relating to currency exchange rate fluctuations primarily due to the following factors: our financial statements are prepared in NIS and as of December 31, 2004, our dollar linked assets were higher than our dollar-linked liabilities; and a substantial amount of our sales are made in, or linked to, foreign currencies. Therefore, revaluation or devaluation of the NIS as compared to the relevant foreign currency affects our financial expenses, our total sales in terms of NIS and our cash flow.

        As of December 31, 2004, our U.S. dollar linked assets amounted to approximately NIS 30.9 million and our U.S. dollar linked liabilities amounted to approximately NIS 9.8 million. Therefore, as of December 31, 2004, our dollar-linked assets were higher than our dollar-linked liabilities in approximately NIS 21.1 million.

        Therefore, a revaluation of one percent of the NIS as compared to the U.S. dollar will cause an increase in our financial expenses of approximately NIS 0.21 million; and a devaluation of one percent of the NIS as compared to the U.S. dollar will cause a decrease in our financial expenses of approximately NIS 0.21 million. An increase/decrease in our financial expenses will also affect our cash flow and net income.

        In addition, 79% of our sales are made in U.S. dollars or are linked to U.S. dollars; 74% of our cost of sales are expended in U.S. dollars or are linked to U.S. dollars; 13% of our sales are made in Australian dollars; and 7.9% of our sales are made in New Zealand dollars.

        Therefore, a revaluation of one percent of the NIS as compared to the U.S. dollar will cause a decrease of 0.79% in our sales and a decrease of 0.74% in our costs of sales; and a devaluation of the one percent of the NIS as compared to the U.S. dollar will cause an increase of 0.79% in our sales and an increase of 0.74% in our costs of sales. A revaluation of one percent of the NIS as compared to the Australian dollar will cause a decrease of 0.13% in our sales; and a devaluation of one percent of the NIS as compared to the Australian dollar will cause an increase of 0.13% in our sales. A revaluation of one percent of the NIS as compared to the New Zealand dollar will cause a decrease of 0.079% in our sales; and a devaluation of one percent of the NIS as compared to the New Zealand dollar will cause an increase of 0.079% in our sales. Changes in our sales and costs of sales will also affect our cash flow and net income.

        We do not engage in currency hedging transactions but our dollar-linked loans are used, among other things, to decrease the affect of currency fluctuations on our dollar-linked assets.

        For a further discussion of the affects of the devaluation of the U.S. dollar as compared to the NIS, please see “Results of Operations – Analysis of our Operation Results for the year ended December 31, 2004 as compared to the Year ended December 31, 2003; Financial Expenses” in Item 5.A. Please refer also to the section captioned “Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets” in Item 5.A.

Interest Rate Risks

        We have outstanding loans to banks which bear interest rates that are linked to the prime rate and LIBOR. As a result, we are exposed to risks relating to increases in the prime rate and LIBOR.

        As of December 31, 2004, our outstanding debt to banks amounted to approximately NIS 41.9 million, which include the following: approximately NIS 30.7 million short term loans in NIS (accruing an annual interest rate of approximately 6.2%); approximately NIS 6.9 million long-term loans and current maturities of long-term loans linked to the U.S. dollar (accruing an annual interest rate of approximately 3.88%); and approximately NIS 3.9 million long term loans and current maturities of long term loans linked to the New Zealand dollar (accruing an annual interest rate of approximately 7.58%). The NIS loans are linked to the prime rate as determined by Bank Hapoalim and the foreign currency loans are linked to the LIBOR. An increase of one percent in the prime rate or LIBOR or NZ$ to which the above loans are linked will cause an increase in our financial expenses of approximately NIS 0.3 million (with respect to the NIS loans), NIS 0.069 million (with respect to the U.S. dollar loans), and NIS 0.039 million (with respect to the New Zealand dollar loans. Such increase in our financial expenses will affect our net income and our cash flow.

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

        During the period covered by this report, no material changes in our internal control over financial reporting have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors determined that Mr. Alexander Werber, one of our independent directors, who also serves as the chairman of our audit committee, is an “audit committee financial expert”, as defined by the applicable regulations promulgated under Section 407 of the Sarbanes-Oxley Act.

ITEM 16B.	CODE OF ETHICS

        Crow and Orev have adopted a Code of Ethics that applies to their senior management, including chief executive officer, chief financial officer, internal auditor and other individuals performing similar functions. A copy of our Code of Ethics may be obtained, without charge, upon a written request addressed to our Chief Financial Officer and/or Chief Executive Officer, at 12 Kineret Street, Airport City, Israel.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

        We paid the following fees for professional services rendered by Kost, Forer, Gabbay & Kasierer, CPA – E&Y Israel, for the year ended December 31:

	2004	2003
	($ in thousands)

Audit Fees	63	54.4
Audit Related Fees	-	-
Tax Fees	20	14
All Other Fees	-	-
Total	83	68

        The audit fees for the years ended December 31, 2004 and 2003, respectively, were for professional services rendered for the audits of Crow’s and Orev’s annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Crow and Orev, and assistance with review of documents filed with the SEC.

        Tax fees for the years ended December 31, 2004 and 2003, respectively, were for services related to tax compliance, including the preparation of tax returns and claims for refund; tax planning and tax advice, including assistance with tax audits and tax assessment appeals.

        Our audit committee has pre-approved certain audit and non-audit services provided by Kost, Forer, Gabbay & Kasierer, CPA – E&Y Israel during the year 2004, up to a certain amount.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDRDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements and related registered public accounting firms’ reports are filed as part of this annual report.

Page

Report of Independent Registered Public Accounting Firm	F-2-F-3
Consolidated Balance Sheets	F-4-F-5
Consolidated Statements of Operations	F-6
Statements of Changes in Shareholders' Equity	F-7
Consolidated Statements of Cash Flows	F-8-F-9
Notes to Consolidated Financial Statements	F-10-F-54

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1	Amended and Restated Articles of Association of Crow Technologies 1977 Limited (1)

4.1	Agreement, dated March 15, 2004, by and between Crow Electronic Engineering Ltd. and Video Domain Technologies Ltd. (1)

4.2	OEM Agreement, effective as of December 10, 2003, by and between Crow Electronic Engineering Ltd. and *** (1)

4.3	Letter of Agreement, dated May 2003, by and between Crow Technologies 1977 Ltd. and Mr. Meir Jacobson (1)

4.4	Memorandum of Understanding, dated as of January 2001, between Crow Electronic Engineering Ltd. and Arrow Head Alarm Products. (2)

4.5	Memorandum of Understanding, dated as of April 2001, between Crow Technologies 1977 Ltd., Crow Electronic Engineering Ltd., Crow Australia Pty Ltd., Yossi Harel and Yehezkel Alima; and Amendments thereto. (3)

4.6	Memorandum of Understanding between Crow Electronic Engineering Ltd. and/or Crow Technologies 1977 Ltd. and Crow Electronic Engineering Inc., Israel Blum and Yosef Harel; and Amendments thereto. (3)

4.7	Memorandum of Understanding between Crow Electronic Engineering Ltd. and Camden Trading Ltd., Inc. for the formation of Actech Access Technologies Ltd. (4)

4.8	A Summary Translation of the Founders Agreement, and Amendments thereto for the establishment of ScanVision Technologies Ltd., between Crow Electronic Engineering Ltd. and Mr. Aharon. (4)

4.9	Deed of Grant and Sale of Option Over Real Estate, between Murwood Holdings Limited and Crow Electronic Engineering Ltd. and its partners in ArrowHead Alarm Products Ltd., for the purchase of a building in New Zealand. (4)

4.10	A Summary Translation of a Lease Agreement dated December 9, 2004, between E.A. Barzili Investments and Assets Ltd. and Crow Electronic Engineering Ltd., for the lease of premises in Israel.

4.11	OEM Agreement, effective as of July 15, 2004, by and between Freelink Ltd. and ***

4.12	A Summary Translation of an Employment Agreement between Crow Electronic Engineering Ltd. and Mr. Shmuel Melman.

4.13	A Summary Translation of an Employment Agreement, between Crow Electronic Engineering Ltd. and Mrs. Monique Bennoun-Melman.

8	Subsidiaries

12.1	Certification by chief executive officer as required by Rule 13a-14(a).

12.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(a).

13	Certification by chief executive officer and the person serving in the capacity of chief financial officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

(1) Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2003 and incorporated herein by reference.
(2) Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.
(3) Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference, Exhibit 4.2 is currently still under review for confidential treatment by the United States Securities and Exchange Commission.
(4) Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference.
*** Certain portions of this exhibit have been omitted pursuant to a request for an order granting confidential treatment by the United States Securities and Exchange Commission

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CROW TECHNOLOGIES 1977 LTD. (Registrant) BY: /S/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer

Dated: July 14, 2005