Form 20-F/A
period 2004-12-31
CROW TECHNOLOGIES 1977 LTD
filed 2005-07-14
CIK 770320

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

Yes ☒ No ☐

        Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐ Item 18 ☒

EXPLANATORY NOTE

The Registrant filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2004 with the Securities and Exchange Commission on July 14,2005.

This Amendment to the Form 20-F is being filed in order to file the financial statements required by Item 18 that were inadvertently omitted from the original filing.

Therefore, this Form 20-F/A consists of a cover page, this explanatory note, the financial statements required by Item 18, the signature page and the required certifications of our chief executive officer and the person serving in the capacity of our financial officer.

1

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

CROW TECHNOLOGIES 1977 LTD.

        We have audited the accompanying consolidated balance sheets of Crow Technologies 1977 Ltd. (“the Company”) and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We did not audit the financial statements of an affiliate as of December 31, 2004 and for the year then ended, the investment in which, at equity, amounted to NIS 865 thousands as of December 31, 2004 and the Company’s equity in its losses amounted to NIS 159 thousands for the year ended December 31, 2004. The financial statements of that company were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for that company, is based on the report of the other auditors.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with Israeli generally accepted accounting principles, which differ in certain respects from U.S. generally accepted accounting principles, as described in Note 20 to the consolidated financial statements.

Tel-Aviv, Israel July 14, 2005	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

VIDEO DOMAIN TECHNOLOGIES LTD.

        We have audited the accompanying balance sheet of Video Domain Technologies Ltd. (“the Company”) as of December 31, 2004, and the related statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in Israel. As applicable to the Company’s financial position, results of operations and cash flows, generally accepted accounting principles in the United States and in Israel are substantially similar in all material respects.

Jerusalem, Israel July 14, 2005	Brightman Almagor & Co. A Member of Deloitte Touche Tohmatsu

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

			Convenience translation (Note 2b)
	December 31,		December 31,
	2003	2004	2004
	NIS		U.S. $
	Adjusted (2)	Reported (1)
	(In thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	5,511	12,749	2,959
Marketable securities	39	45	10
Trade receivables, net (Note 3)	24,363	25,608	5,944
Other accounts receivable and prepaid expenses (Note 4)	6,232	4,895	1,136
Inventories (Note 5)	23,748	31,031	7,203

Total current assets	59,893	74,328	17,252

LONG-TERM INVESTMENTS:
Loan to other company (Note 6)	395	54	13
Investment in an affiliate (Note 7)	2,227	865	200
Loans to jointly controlled entities	1,093	1,293	301
Non current inventories (Note 5)	2,688	2,078	482

Total long-term investments	6,403	4,290	996

PROPERTY AND EQUIPMENT, NET (Note 8)	18,047	17,382	4,034

INTANGIBLE AND OTHER ASSETS, NET (Note 9)	5,705	3,671	852

Total assets	90,048	99,671	23,134

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

			Convenience translation (Note 2b)
	December 31,		December 31,
	2003	2004	2004
	NIS		U.S. $
	Adjusted (2)	Reported (1)
	(In thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans and bank credit (Note 10)	25,030	30,730	7,133
Current maturities of long-term loans (Note 12)	9,078	4,003	929
Trade payables	11,028	10,873	2,522
Other accounts payable and accrued expenses (Note 11)	6,934	18,791	4,361

Total current liabilities	52,070	64,397	14,945

LONG-TERM LIABILITIES:
Long-term loans from banks (Note 12)	10,507	7,130	1,655
Long-term loans from minority in subsidiaries (Note 13)	1,303	1,722	400
Accrued severance pay, net (Note 14)	2,061	2,266	526
Deferred taxes on income (Note 16)	1,304	451	104

Total long-term liabilities	15,175	11,569	2,685

MINORITY INTEREST IN SUBSIDIARIES	574	1,310	304

COMMITMENTS AND CONTINGENT LIABILITIES (Note 15)

SHAREHOLDERS' EQUITY:

Ordinary shares of NIS 0.25 par value each - Authorized: 5,000,000 shares at December 31, 2003 and 2004; Issued and outstanding:
4,372,275 shares at December 31, 2003 and 2004	15,355	15,355	3,564
Additional paid-in capital	21,244	21,244	4,931
Foreign currency translation adjustments	364	489	114
Accumulated deficit	(14,734)	(14,693)	(3,409)

Total shareholders' equity	22,229	22,395	5,200

Total liabilities and shareholders' equity	90,048	99,671	23,134

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

				Convenience translation (Note 2b)
	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2004
	NIS			U.S. $
	Adjusted (2)		Reported (1)
	(In thousands, except share and per share data)

Sales (Note 18)	92,331	100,137	114,915	26,675
Cost of sales (Note 19a)	60,684	64,479	70,282	16,315

Gross profit	31,647	35,658	44,633	10,360

Research and development expenses (Note 19b)	5,377	5,233	6,752	1,567
Selling and marketing expenses (Note 19c)	6,783	8,551	10,946	2,541
General and administrative expenses (Note 19d)	11,215	12,383	12,591	2,923
Amortization of intangible assets	924	923	923	214

Operating income	7,348	8,568	13,421	3,115
Financial expenses, net (Note 19f)	2,406	3,674	2,687	623
Other expenses, net (Note 19e)	662	1,509	2,779	645

Income before taxes on income	4,280	3,385	7,955	1,847
Taxes on income (Note 16)	695	255	7,019	1,628

	3,585	3,130	936	219
Equity in losses of an affiliate	1,279	1,498	159	37
Minority interest in earnings of subsidiaries	233	684	736	171

Net income	2,073	948	41	11

Net earnings per Ordinary share of NIS 1 par value
(in NIS)	1.90	0.87	0.04	0.01

Weighted average number of shares used in computing
net earnings per share	1,093,069	1,093,069	1,093,069	1,093,069

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Additional paid-in capital	Foreign currency translation adjustments	Accumulated deficit	Total
	Adjusted NIS (2)
	(In thousands)

Balance as of January 1, 2002	15,355	21,441	460	(17,755)	19,501
Expenses related to issuance of shares in
previous years	-	(197)	-	-	(197)
Foreign currency translation adjustments	-	-	57	-	57
Net income	-	-	-	2,073	2,073

Balance as of December 31, 2002	15,355	21,244	517	(15,682)	21,434
Foreign currency translation adjustments	-	-	(153)	-	(153)
Net income	-	-	-	948	948

Balance as of December 31, 2003	15,355	21,244	364	(14,734)	22,229

	Share capital	Additional paid-in capital	Foreign currency translation adjustments	Accumulated deficit	Total
	Reported NIS (1)
	(In thousands)

Balance as of January 1, 2004	15,355	21,244	364	(14,734)	22,229
Foreign currency translation adjustments	-	-	125	-	125
Net income	-	-	-	41	41

Balance as of December 31, 2004	15,355	21,244	489	(14,693)	22,395

	Convenience translation into U.S. $ (Note 2b)
	(In thousands)

Balance as of January 1, 2004	3,564	4,931	84	(3,420)	5,159
Foreign currency translation adjustments	-	-	30	-	30
Net income	-	-	-	11	11

Balance as of December 31, 2004	3,564	4,931	114	(3,409)	5,200

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience translation (Note 2b)
	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2004
	NIS			U.S. $
	Adjusted (2)		Reported (1)
	(In thousands)

Cash flows from operating activities:

Net income	2,073	948	41	11
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	5,386	5,543	5,800	1,346
Equity in losses of an affiliate	1,279	1,498	159	37
Write-off of investment in other company	-	199	29	6
Write-off of loan to other company	400	300	395	92
Provision to doubtful debt of loan to an affiliate	-	-	1,500	348
Minority interest in earnings of subsidiaries	233	684	736	171
Loss (gain) from sale of property and equipment	131	51	(28)	(6)
Loss (gain) from marketable securities, net	131	(12)	(6)	(1)
Deferred income taxes, net	(779)	(939)	(1,702)	(395)
Accrued severance pay, net	161	306	205	48
Erosion of principal of long-term loans, net	665	(1,016)	324	75
Decrease (increase) in trade receivables	4,959	(3,933)	(1,123)	(261)
Decrease (increase) in other accounts receivable
and prepaid expenses	(116)	(1,301)	2,221	516
Decrease (increase) in inventories	(3,051)	2,562	(6,673)	(1,549)
Increase (decrease) in trade payables	725	1,905	(155)	(36)
Increase (decrease) in other accounts payable and
accrued expenses	(2,759)	1,854	11,857	2,751
Decrease in prepaid rent payments	-	-	50	11

Net cash provided by operating activities	9,438	8,649	13,630	3,164

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience translation (Note 2b)
	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2004
	NIS			U.S. $
	Adjusted (2)		Reported (1)
	(In thousands)

Cash flows from investing activities:

Purchase of property and equipment	(3,226)	(4,321)	(3,177)	(737)
Investment in other assets	-	(1,246)	-	-
Proceeds from realization of marketable securities	1,291	-	-	-
Proceeds from sale of property and equipment	285	117	54	13
Grant of long-term loan to jointly controlled entity	(164)	(371)	(205)	(48)
Investment in other company	-	(199)	(83)	(20)
Loan to minority in a subsidiary	-	(384)	-	-
Loans to affiliate	-	-	(376)	(87)
Repayment of loan to affiliate	-	-	35	8

Net cash used in investing activities	(1,814)	(6,404)	(3,752)	(871)

Cash flows from financing activities:

Short-term bank credit and loans, net	(7,183)	3,157	5,700	1,323
Proceeds from long-term loans from banks	6,398	3,671	354	82
Repayment of long-term loans from banks	(5,949)	(6,436)	(9,083)	(2,108)
Expenses related to issuance of shares in previous
years	(197)	-	-	-
Proceeds from long-term loans from minority in
subsidiaries	-	-	389	90

Net cash provided by (used in) financing activities	(6,931)	392	(2,640)	(613)

Increase in cash and cash equivalents	693	2,637	7,238	1,680
Cash and cash equivalents at beginning of year	2,181	2,874	5,511	1,279

Cash and cash equivalents at end of year	2,874	5,511	12,749	2,959

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL

a.	Crow Technologies 1977 Ltd. (“the Company” or “Crow Technologies”) designs, develops, manufactures, sells and distributes a broad range of sophisticated security detection and alarm systems for use in commercial and industrial facilities, residential homes and open areas.

The Company operates mainly through its wholly-owned subsidiary, Crow Electronic Engineering Ltd. (“Crow Engineering”).

Since the beginning of 2004 the Company has also been engaged in developing a special application’s mobile phone.

The Company’s shares are quoted for trade on the Over The Counter Bulletin Board (“OTCBB”), a quotation system for equity securities United States.

In August and November of 2003, the then controlling shareholder (“Silverboim”) sold its entire holdings to a group of shareholders which became the new controlling shareholders under a shareholders agreement.

b.	Definitions:

Related parties Subsidiary Jointly controlled entity Affiliate Other Company	- - - - -	As defined in Opinion No. 29 of the Institute of Certified Public Accountants
in Israel ("the Israeli Institute").

A company over which the Company has control (as defined in Opinion 57 of the
Israeli Institute) and whose accounts are consolidated with those of the
Company.

A company owned by the Company and several entities, among which there is contractual agreement for joint control and whose financial statements are consolidated using the proportionate consolidation method.

A company over which the Company can exercise significant influence, is not consolidated, and is presented on the basis of the equity method.

A company which is not an affiliate.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Israel, which differ in certain respects from those followed in the United States (see Note 20).

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect amounts reported in the financial statements and their accompanying notes. Actual results could differ from those estimates.

b.	Discontinuance of the adjustment of financial statements for the effects of inflation and financial reporting in reported amounts:

In 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements (“Standard No. 12”). According to this Standard (as amended by Accounting Standard No. 17), the adjustment of financial statements for the effects of inflation should be discontinued beginning January 1, 2004. The Company applied the provisions of the Standard, and accordingly, the adjustment for the effects of inflation was discontinued as from January 1, 2004.

1.	Starting point for the preparation of financial statements:

a)	In the past, the Company prepared its financial statements on the basis of the historical cost convention, adjusted to the changes in the general purchasing power of the Israeli currency based on the changes in the Israeli Consumer Price Index (“Israeli CPI”). These adjusted amounts, as included in the financial statements as of December 31, 2003 (the transition date), served as a starting point for nominal financial reporting beginning January 1, 2004. Additions made after the transition date are included at nominal values.

b)	The amounts for non-monetary assets do not necessarily represent realizable value or current economic value, but only the reported amounts for those assets.

c)	In the financial statements “cost” represents cost in the reported amount (see 2 below).

d)	All comparative data for previous periods are presented after adjustment to the Israeli CPI as of the transition date (the Israeli CPI for December 2003).

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Financial statements in reported amounts:

a)	Definitions:

Adjusted amount – historical nominal amount adjusted to the Israeli CPI as of December 2003, according to the provisions of Opinions No. 23 and No. 36 of the Institute of Certified Public Accountants in Israel.

Reported amount – adjusted amount as of the transition date (December 31, 2003), plus additions in nominal values after the transition date and less amounts deducted after the transition date.

b)	Balance sheet:

1)	Non-monetary items are presented in reported amounts.

2)	Monetary items are presented in nominal values as of the balance sheet date.

3)	The carrying value of investments in investees is determined based on the financial statements of these companies in reported amounts.

c)	Statement of operations:

1)	Income and expenses relating to non-monetary items are derived from the change in the reported amount between the opening balance and the closing balance.

2)	Other items in the statement of operations are presented in nominal values.

3)	Equity in the results of operations of investees is determined based on the financial statements of these companies in reported amounts.

3.	Following are data regarding the Israeli CPI and the exchange rate of the U.S. dollar:

At December 31:	Exchange rates of U.S. $	Israeli CPI (1)

2004	NIS 4.308	180.7 points
2003	NIS 4.379	178.6 points
2002	NIS 4.737	182.0 points
2001	NIS 4.416	170.9 points

Increase (decrease) during the year::

2004	(1.6)%	1.2%
2003	(7.6)%	(1.9)%
2002	7.3%	6.5%

(1)	According to the Israeli CPI published for the month ended at the balance sheet date on an average basis 1993 = 100.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

4.	Convenience translation into U.S. dollars (“dollars” or “$”):

The financial statements as of December 31, 2004 and for the year then ended have been translated into U.S. dollars using the representative exchange rate as of such date ($ 1 = NIS 4.308). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars, or convertible into dollars, unless otherwise indicated in these statements.

5.	Translation of financial statements of foreign operations:

a)	On January 1, 2004, Accounting Standard No. 13 with respect to the effect of changes in foreign exchange rates became effective (“Standard 13”). Standard 13 replaces Interpretations No. 8 and No. 9 of Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which were superseded when Accounting Standard No. 12, as described above, became effective.

Standard 13 deals with the translation of foreign currency transactions and with the translation of financial statements of foreign operations for incorporation into the financial statements of the Company.

b)	Foreign operation that is classified as a foreign autonomous entity (“the entity”):

In accordance with Standard 13, assets and liabilities, both monetary and non-monetary, of the entity are translated at the closing rate. The components of the statement of income and of the statement of cash flows of the entity are translated at the exchange rates at the dates of the transactions or at average exchange rates for the period if such exchange rates approximate the actual exchange rates. All exchange rate differences resulting from the translation, as above, are classified as a separate item in shareholders’ equity (“Foreign currency translation adjustments for autonomous investees “) until the disposal of the investment.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company, its subsidiaries and 48%-50% of the accounts of the jointly controlled entities. Inter-company transactions and balances between the Company, the consolidated subsidiaries and the jointly controlled entities are eliminated in consolidation. In accordance with Statement No. 57 of the Israeli Institute, the financial statements of jointly controlled entities are included in the Company’s consolidated financial statements according to the proportionate consolidation method.

d.	Cash and cash equivalents:

The Company considers all highly liquid investments purchased with maturities of three months or less at the date acquired to be cash equivalents.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Allowance for doubtful accounts:

The allowance for doubtful accounts is calculated primarily with respect to specific receivables that, in the opinion of the Company’s management, are doubtful of collection.

f.	Marketable securities:

Investments in marketable securities are presented at market value as of the balance sheet date, in accordance with Statement No. 44 of the Institute of Certified Public Accountants in Israel. Changes in market value are carried to the statement of operations.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials – using the “first-in, first-out” method.

Work-in-progress and finished products – on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. During 2002, 2003 and 2004, Crow Engineering wrote-off inventory in the amount of adjusted NIS 962 thousand, adjusted NIS 232 thousand and NIS 939 thousand ($ 218 thousand), respectively. The write-offs are included in cost of sales.

h.	Investment in affiliate:

The investment in an affiliate over which the Company can exercise significant influence (generally entities in which the Company holds 20%-50%, except for jointly controlled entities) is presented using the equity method of accounting.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Property and equipment:

1.	Property and equipment are stated at cost, net of accumulated depreciation.

Depreciation is computed by the straight-line method, over the estimated useful lives of the assets.

2.	Annual rates of depreciation are as follows:

%

Machinery and equipment	10
Leasehold improvements and building	4 - 15 (mainly 10)
Office furniture and equipment	6 - 33 (mainly 25 and 33)
Motor vehicles	15

Leasehold improvements are amortized using the straight-line method, over the term of the lease, or the estimated useful lives of the improvements, whichever is shorter.

3.	The Company and its subsidiaries periodically assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets (See j below). As of December 31, 2004, no impairment losses have been identified.

j.	Impairment of property and equipment:

On January 1, 2003, the Company adopted Accounting Standard No. 15, “Impairment of Assets”. This Standard prescribes the accounting treatment and disclosures required in the event of impairment of assets. The Standard applies to all assets recognized in the balance sheet other than inventories, assets generated by construction contracts, assets generated by employee benefits, deferred tax assets and financial assets (except investments in investees that are not subsidiaries). According to the new Standard, whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset’s net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. An impairment loss recognized should be reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the impairment loss was recognized.

The adoption of this Standard did not have a material effect on the Company’s financial position and results of operations.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Intangible assets:

Technology-based intangible assets and customer-related intangible assets are stated at amortized cost. Amortization is calculated using the straight-line method over the estimated useful lives of the assets, which is five years.

l.	Deferred income taxes:

Deferred income taxes are computed in respect of temporary differences between the amounts included in these financial statements and those to be considered for tax purposes. The main factors in respect of which deferred income taxes have been included are as follows: property and equipment, intangible assets, accrued vacation, pay, accrued severance pay, net, and losses for tax purposes.

Deferred tax balances are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. The amount presented in the statement of operations represents the changes in the said balances during the reported year.

Taxes that would apply in the event of the realization of investments in subsidiaries and affiliate were not included in computing the deferred taxes, since the sale of the said subsidiaries and affiliate is not expected in the foreseeable future. In addition, taxes that the Company may incur in the event of a dividend distribution by the subsidiary or the affiliate have not been taken into account in computing deferred income taxes, since the Company does not intend to distribute taxable dividends in the foreseeable future.

m.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The liability is presented on the undiscounted basis. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Company’s liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual.

The amounts accrued in managers’ insurance policies and provident funds on behalf of the employees and the related liabilities are not reflected in the balance sheet since the funds are not under the control and management of the Company.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes immaterial profits.

Severance expenses for the years ended December 31, 2002, 2003 and 2004, were approximately adjusted NIS 850 thousand, adjusted NIS 1,001 thousand and NIS 1,027 thousand ($ 238 thousand), respectively.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Revenue recognition:

The Company sells its products mainly through distributors, whom are considered end customers. The Company does not grant a right of return to its customers, except for goods damaged upon delivery.

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

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2002, 2003 and 2004, were approximately adjusted NIS 1,840 thousand, adjusted NIS 2,209 thousand and NIS 2,534 thousand ($ 588 thousand), respectively.

q.	Net earnings per share:

Net earnings per share are computed in accordance with Opinion No. 55 of the Israeli Institute.

r.	Provision for warranty:

The Company offers a warranty of 1 to 5 years depending on the specific product. Based on past experience, there is no provision for warranty.

s.	Fair value of financial instruments:

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

The carrying amount of a loan to other company, loans to jointly controlled entities and to an affiliate approximate their fair value.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying amount of the Company’s long-term loans approximates its fair value. The fair value was estimated using discounted cash flow analysis, based on the Company’s incremental loans rates for similar type of loans arrangement.

t.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist primarily of cash and cash equivalents, trade receivables, loan to other company, loan to an affiliate and loans to a jointly controlled entity.

The majority of the Company’s cash and cash equivalents and restricted cash are invested in major Israeli banks. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company’s trade receivables are mainly derived from sales to customers located primarily in the United States, Australia, New Zealand, Europe and Israel. The Company performs ongoing credit evaluations of its customers. The allowance for doubtful accounts is determined with respect to amounts that are doubtful of collection. As for major customers, see Note 18.

The loan to other company, the loan to an affiliate and loans to a jointly controlled entity are unsecured and if not paid, a material loss could result to the Company.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

u.	Effects of new accounting standard on the financial statements:

In July 2004, Accounting Standard No. 19, “Taxes on Income” (“the Standard”) was approved by the Israel Accounting Standards Board. The Standard prescribes the principles for recognition, measurement, presentation and disclosure of taxes on income in the financial statements.

The Standard is effective in respect of financial statements relating to periods beginning on or after January 1, 2005. Changes resulting from adoption of the Standard should be recorded by including the cumulative effect in the statement of operations as of the beginning of the period in which the Standard is adopted.

The Company does not expect that the adoption of the new Standard will not have a material effect on its financial position, operating results and cash flows.

v.	Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year’s presentation.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	–	TRADE RECEIVABLES

			Convenience translation
	December 31,		December 31,
	2003	2004	2004
	NIS		U.S. $
	Adjusted	Reported
	(In thousands)

Foreign open accounts	19,814	20,127	4,672
Domestic open accounts	4,366	4,841	1,123
Postdated checks receivable	1,839	2,511	583

	26,019	27,479	6,378
Less - allowance for doubtful accounts	1,656	1,871	434

	24,363	25,608	5,944

Allowance for Doubtful Accounts:

				Convenience translation
	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2004
	NIS			U.S. $
	Adjusted		Reported
	(In thousands)

Balance at beginning of period	789	694	1,656	384
Additions - Charged to general and
administrative expenses	(85)	965	593	138
Deductions - Bad-Debt	10	3	378	88

Balance at end of period	694	1,656	1,871	434

NOTE 4:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

			Convenience translation
	December 31,		December 31,
	2003	2004	2004
	NIS		U.S. $
	Adjusted	Reported
	(In thousands)

Related parties	1,313	1,533	355
Short-term loan to an affiliate (1)	454	99	23
Advances to suppliers	657	681	158
Government authorities	2,533	809	188
Deferred income tax	120	969	225
Prepaid expenses and others	1,155	804	187

	6,232	4,895	1,136

(1) The balance does not bear interest.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	–	INVENTORIES

			Convenience translation
	December 31,		December 31,
	2003	2004	2004
	NIS		U.S. $
	Adjusted	Reported
	(In thousands)

Raw materials	13,162	15,100	3,505
Work in progress	3,990	5,676	1,317
Finished products	9,284	12,333	2,863

	26,436	33,109	7,685
Non current inventories	2,688	2,078	482

	23,748	31,031	7,203

Balances of adjusted NIS 2,688 thousand and NIS 2,078 thousand ($ 482 thousand) were classified as non-current inventory as of December 31, 2003 and 2004, respectively, based on management projections for this inventories consumption.

NOTE 6:	–	LOAN TO OTHER COMPANY

This is a loan to a distributor, which markets Crow Engineering’s products in the United States. The loan is in U.S. dollar and has no maturity date. In 2002, 2003 and 2004 Crow Engineering wrote off adjusted NIS 400 thousand, adjusted NIS 300 thousand and NIS 395 thousand ($ 92 thousand), respectively.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	INVESTMENT IN AN AFFILIATE

Company holdings in the affiliate are 34% and are comprised as follows:

			Convenience translation
	December 31,		December 31,
	2003	2004	2004
	NIS		U.S. $
	Adjusted	Reported
	(In thousands)

Cost	2,508	2,508	582
Equity losses accumulated since the establishment	(12,038)	(12,197)	(2,831)

	(9,530)	(9,689)	(2,249)
Capital gain from the decrease of holdings in the
affiliate	10,276	10,276	2,385
Capital surplus:
In respect of know-how and goodwill acquired
from controlling shareholders	(314)	(314)	(73)
In respect of interest on loan from controlling
shareholders not at market terms	(82)	(82)	(19)
Foreign currency translation adjustments	351	340	79
Long-term loan *)	1,526	334	77

	2,227	865	200

*)	The loan is linked to the U.S. dollar and does not bear interest. The decrease is due to a provision to doubtful debt recorded in 2004.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:	–	PROPERTY AND EQUIPMENT

			Convenience translation
	December 31,		December 31,
	2003	2004	2004
	NIS		U.S. $
	Adjusted	Reported
	(In thousands)

Cost:
Machinery and equipment	27,327	29,737	6,902
Leasehold improvements and building	5,039	5,263	1,222
Office furniture and equipment	4,515	4,822	1,119
Motor vehicles	1,879	2,060	478

	38,760	41,882	9,721

Accumulated depreciation:
Machinery and equipment	14,712	16,979	3,941
Leasehold improvements and building	1,707	2,655	616
Office furniture and equipment	3,251	3,579	831
Motor vehicles	1,043	1,287	299

	20,713	24,500	5,687

Depreciated cost	18,047	17,382	4,034

Depreciation expenses for the years ended December 31, 2002, 2003 and 2004, are adjusted NIS 3,304 thousand, adjusted NIS 3,461 thousand and NIS 3,816 thousand ($ 886 thousand), respectively.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	–	INTANGIBLE AND OTHER ASSETS

			Convenience translation
	December 31,		December 31,
	2003	2004	2004
	NIS		U.S. $
	Adjusted	Reported
	(In thousands)

Original amounts:
Technology-based intangible assets	4,712	4,712	1,094
Customer-related intangible assets	3,853	3,853	894

	8,565	8,565	1,988

Accumulated amortization:
Technology-based intangible assets	2,330	3,392	788
Customer-related intangible assets	1,776	2,698	626

	4,106	6,090	1,414

Amortized cost (1)	4,459	2,475	574

Prepaid rent payments (2)	1,246	1,196	278

	5,705	3,671	852

(1)	Amortization expense for the years ended December 31, 2002, 2003 and 2004, amounted to adjusted NIS 2,082 thousand, adjusted NIS 2,082 thousand and NIS 1,984 thousand ($ 461 thousand), respectively.

(2)	During July 2003, Arrow Head Alarm Products Limited (“Arrow Head”) (a 51% subsidiary of Crow Engineering) and its shareholders signed an agreement with a third party for acquiring a building in New Zealand. Arrow Head manages its operations from this building. The total transaction amount is approximately $ 770 thousand, of which Crow Engineering and the other shareholders in Arrow Head paid $ 150 thousand as a residual amount for the building and the remaining amount of approximately $ 620 thousand was paid in advance directly to the owners of the property by Arrow Head in a form of a 10 year lease of the building. In order to finance the acquisition, Arrow Head took a loan in the amount of $ 620 thousand from a New Zealand bank. Furthermore, Crow Engineering and the other shareholders in Arrow Head guarantee this bank loan in the amount of $ 173 thousand and $ 167 thousand, respectively. Furthermore, a lien was placed on the building in favor of the New Zealand bank.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	SHORT-TERM LOANS AND BANK CREDIT

a.	Composed as follows:

		Weighted average interest rate				Convenience translation
		December 31,		December 31,		December 31,
	Linkage basis	2003	2004	2003	2004	2004
		%		NIS		U.S. $
				Adjusted	Reported
				(In thousands)

Short-term loans	Mainly in
	unlinked NIS	9.2	6.2	24,476	29,055	6,744
Short-term bank
credit	Unlinked NIS	10.2	7.2	554	1,675	389

				25,030	30,730	7,133

b.	As of December 31, 2004, the Company and Crow Engineering have an authorized total line of credit (including long-term loans) in the amount of NIS 68 million. The line of credit bears interest at an annual rate of Prime + 0.5% to Prime + 1.5% for the credit in NIS, and a rate of approximately annual LIBOR + 1.87% for the credit in dollars.

As of December 31, 2004, the Company has unutilized NIS 31 million ($ 7.2 million) out of the line of credit.

NOTE 11:	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

			Convenience translation
	December 31,		December 31,
	2003	2004	2004
	NIS		U.S. $
	Adjusted	Reported
	(In thousands)

Tax authorities	-	9,229	2,141
Accrued expenses	1,521	2,270	527
Government authorities	98	27	6
Employees and payroll accruals	2,866	3,041	706
Customer advances	259	339	79
Provision for accrued losses of jointly controlled
entities (1)	2,040	3,326	772
Other	150	559	130

	6,934	18,791	4,361

(1)	The Company recorded a provision for accrued losses of jointly controlled entities due to guarantees and loans that the Company provided to those jointly controlled entities.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	–	LONG-TERM LOANS FROM BANKS

a.	Composed as follows:

			Convenience translation
	December 31,		December 31,
	2003	2004	2004
	NIS		U.S. $
	Adjusted	Reported
	(In thousands)

Banks	19,585	11,133	2,584
Less - current maturities	9,078	4,003	929

	10,507	7,130	1,655

b.	Classified by currency, linkage terms and interest rates, the total amount of the liabilities (before deduction of current maturities) is as follows:

	Weighted average interest rate				Convenience translation
	December 31,		December 31,		December 31,
	2003	2004	2003	2004	2004
	%		NIS		U.S. $
			Adjusted	Reported
			(In thousands)

In New Zealand dollar	7.580	7.580	3,723	3,886	902
In NIS	-	5.851	-	354	82
In dollar	3.120	3.884	11,385	6,893	1,600
In Japanese yen	2.375	-	4,477	-	-

			19,585	11,133	2,584

As for an authorized line of credit, see Note 10b.

c.	The aggregate annual maturities are as follows:

		Convenience translation
	December 31, 2004
	NIS	U.S. $
	(In thousands)

2005 (current maturity)	4,003	929
2006	4,008	930
2007	565	131
2008	569	132
2009 and thereafter	1,988	462

	11,133	2,584

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	–	LONG-TERM LOANS FROM BANKS (Cont.)

d.	Pursuant to the terms with a bank, the Company is required to comply with certain covenants as long as any amount is outstanding (NIS 37 million as of December 31, 2004). As of December 31, 2004, the Company complied with those covenants. The significant covenants are to continue to hold 100% of the shares of Crow Engineering Ltd., not to invest in any kind of investment more than $ 1.25 million in any continuous 12 months without the consent of the bank, to avoid certain changes in the Company’s financial condition and maintain ratio of 19% shareholders’ equity to total assets. Additional covenants imposed by the bank prohibit, among other things, advancement of loans to the Company’s shareholders, payment of management fees which exceed the amounts currently paid and restructuring or change of control without the prior consent of the bank. As for charges on assets to secure the loans, see Note 15.

NOTE 13:	–	LONG-TERM LOANS FROM MINORITY IN SUBSIDIARIES

The loans are in U.S. dollars and New Zealand dollars, do not bear interest and has no maturity date.

NOTE 14:	–	ACCRUED SEVERANCE PAY

			Convenience translation
	December 31,		December 31,
	2003	2004	2004
	NIS		U.S. $
	Adjusted	Reported
	(In thousands)

Amount of severance pay liability	4,472	5,197	1,206
Amount funded	2,411	2,931	680

Unfunded balance, net	2,061	2,266	526

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:	–	COMMITMENTS AND CONTINGENT LIABILITIES

Commitments:

a.	In December 2004 Crow Engineering signed with a third party a lease agreement according to which the Company relocated its facility from its previous location in Holon to a larger location located at Airport City, Israel. The agreement is for an initial term of seven years commencing as of April 1, 2005 and ending on March 31, 2012 with an option to extend the term of the lease by two further periods of five years each. The monthly rental fees during the first five years are approximately $28 thousand.

The Company and its subsidiaries have lease agreements for periods through 2012.

Minimum annual rental payable under non-cancelable lease agreements, at December 31, 2004, are as follows:

		Convenience translation
	December 31, 2004
	NIS	U.S. $
	(In thousands)

2005	1,692	393
2006	1,555	361
2007	1,468	341
2008	1,546	358
2009-2012	5,333	1,238

	11,594	2,691

b.	As for agreements with related parties, see Note 17.

c.	As for the tax assessment issued to the Company, see Note 16g.

Guarantees:

a.	Crow Engineering is a guarantor in favor of Bank Hapoalim to secure all of the debts and liabilities of its proportionately consolidated subsidiary, Freelink Ltd. (a jointly controlled entity) to Bank Hapoalim, up to an amount of $ 250 thousand.

b.	Crow Engineering is a guarantor in favor of Bank Hapoalim to secure the debts and liabilities of its subsidiary, Secucell Ltd., up to the amount of $ 200 thousand.

c.	Crow Engineering is a guarantor in favor of a Bank in New Zealand to secure the debts and liabilities of the subsidiary up to the amount of NIS 825 thousand ($ 192 thousand).

d.	To secure a debt to a supplier, Crow Engineering provided the supplier a bank guarantee from Bank Leumi Le-Israel Ltd. in the amount of NIS 5 thousand.

Charges:

The Company and Crow Engineering placed a floating charge on their entire assets, in favor of a bank to secure total credit and loans received by the Company and Crow Engineering.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:	–	INCOME TAXES

a.	Benefits under the Law for the Encouragement of Capital Investments:

1.	The Company has one letter of approval under the Law for the Encouragement of Capital Investments, 1959 (“the law”) and, accordingly, by virtue of the above law the Company enjoys the following benefits:

A letter of approval dated January 23, 2005 – according to the letter of approval, the Company is entitled to a benefit period of 7 years. In the context of these benefits, on that part of its taxable income deriving from the approved enterprise, the Company is entitled to a tax exemption over the first two years of the benefit period and a reduced tax rate of 25% over the following five years. Part of the taxable income deriving from the approved enterprise out of total taxable income is determined as the rate of increase in turnover in each year of the tax benefits compared to the base year, linked to the Israeli Wholesale Price Index.

The Company does not accept this letter of approval. The Company intends to file an appeal on the ground that the Company intends to operate most of its activities in development region A. According to the Company’s claim, the benefit period should be 10 years. In the context of these benefits, on that part of its taxable income deriving from the approved enterprise in development region A, the Company is entitled to tax exemption over the benefit period, and on the part of its taxable income deriving from the approved enterprise, which is not in development region A, the Company is entitled to a tax exemption over the first two years of the benefit period and a reduced tax rate of 25% over the following five years.

2.	Crow Engineering has three letters of approval under the Law for the Encouragement of Capital Investments, 1959 (the law) and, accordingly, by virtue of the above law Crow Engineering enjoys the following benefits:

2.1	A letter of approval dated June 14, 1994 – according to the letter of approval, Crow Engineering is entitled to a benefit period of eight and a half years. In the context of these benefits, on that part of its taxable income deriving from the approved enterprise in development region A, Crow Engineering is entitled to tax exemption over the benefit period and on the part of its taxable income deriving from the approved enterprise, which is not in development region A, Crow Engineering is entitled to a tax exemption over the first two years of the benefit period and a reduced tax rate of 25% over the following five years. Part of the taxable income deriving from the approved enterprise out of total taxable income is determined as the rate of increase in turnover in each year of the tax benefits compared to the base year, linked to the Israeli Wholesale Price Index. In 1995, Crow Engineering commenced to use the benefits according to this letter of approval and, therefore, the benefit period in connection with this letter of approval was terminated in 2003. At the beginning of 1998, a final performance report regarding Crow Engineering’s investments made in that enterprise was filed with the Investments Center. In May 2004, a final performance approval from the Investments Center regarding these investments was received.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:	–	INCOME TAXES (Cont.)

According to the final performance approval, the attribution of the taxable income between the activities and the several development regions is computed on the basis of the following criteria:

a)	Increase in the number of employees in each of the regions.
b)	Increase in the salary of the employees in each of the regions.
c)	Investment in equipment in each of the regions.

2.2.	A letter of approval dated October 4, 1999 – according to the letter of approval, Crow Engineering is entitled to a benefit period of 10 years. In the context of these benefits, on that part of its taxable income deriving from the approved enterprise in development region A, Crow Engineering is entitled to tax exemption over the benefit period, and on the part of its taxable income deriving from the approved enterprise, which is not in development region A, Crow Engineering is entitled to a tax exemption over the first two years of the benefit period and a reduced tax rate of 25% over the following five years. Part of the taxable income deriving from the approved enterprise out of total taxable income is determined as the rate of increase in turnover in each year of the tax benefits compared to the base year, linked to the Israeli Wholesale Price Index.

In 2001, Crow Engineering commenced to use the benefits according to this letter of approval and, therefore, the benefit period in connection with this letter of approval is expected to terminate in 2010.

At the end of 2002, a final performance report regarding Crow Engineering’s investments made in that enterprise was filed with the Investments Center. In May 2004, a final performance approval from the Investments Center regarding these investments was received.

According to the final performance approval, the attribution of taxable income between the activities and the several development regions is computed on the basis of the following criteria:

a)	Increase in the number of employees in each of the regions.
b)	Increase in the salary of the employees in each of the regions.
c)	Investment in equipment in each of the regions.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:	–	INCOME TAXES (Cont.)

2.3.	A letter of approval dated July 19, 2004 – according to the letter of approval, Crow Engineering is entitled to a benefit period of 10 years. In the context of these benefits, on that part of its taxable income deriving from the approved enterprise in development region A, Crow Engineering is entitled to tax exemption over the benefit period, and on the part of its taxable income deriving from the approved enterprise, which is not in development region A, Crow Engineering is entitled to a tax exemption over the first two years of the benefit period and a reduced tax rate of 25% over the following five years. Part of the taxable income deriving from the approved enterprise out of total taxable income is determined as the rate of increase in turnover in each year of the tax benefits compared to the base year, linked to the Israeli Wholesale Price Index.

In 2004, Crow Engineering commenced to use the benefits according to this letter of approval and, therefore, the benefit period in connection with this letter of approval is expected to terminate in 2013.

According to the letter of approval, the attribution of taxable income between the activities and the several development regions is computed on the basis of the following criteria:

a)	Increase in the number of employees in each of the regions.
b)	Increase in the salary of the employees in each of the regions.
c)	Investment in equipment in each of the regions.

3.	Income from sources other than the “Approved Enterprise” mentioned above is taxed at the regular rate of 35% (see Note 16e).

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to Crow Technologies without subjecting Crow Engineering to taxes only upon the complete liquidation of the Crow Engineering. As of December 31, 2004, retained earnings of Crow Engineering included approximately NIS 19,846 thousand of tax-exempt profits earned by Crow Engineering’s “Approved Enterprise”. Crow Engineering has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to Crow Engineering’s “Approved Enterprise”.

b.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

Crow Engineering is an “Industrial Company”, as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation rates for machinery and equipment, as prescribed by regulations published under the Income Tax Law (Inflationary Adjustments), 1985.

c.	The Company and Crow Engineering submit a consolidated tax return under the Law for the Encouragement of Industry (Taxation), 1969.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:	–	INCOME TAXES (Cont.)

d.	Measurement of taxable income under the Income Tax Law (Inflationary Adjustments), 1985:

Under this law, taxable income is measured in real terms after certain adjustments in accordance with the changes in the Israeli CPI or in the exchange rate of the U.S. dollar, for a “foreign investment company”. The Company and its Israeli subsidiary elected to measure their results on the basis of the changes in the Israeli CPI.

e.	Tax rates:

Until December 31, 2003, the regular tax rate applicable to income of companies in Israel (which are not entitled to benefits due to “approved enterprise”, as described above) was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament), which determines, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 32% and 2007 and thereafter – 30%.

f.	Net operating losses carryforward:

As of December 31, 2004, the Company had accumulated losses for tax purposes of approximately NIS 73 million. The carryforward tax losses are linked to the Israeli CPI. In Israel, carryforward losses may be offset against taxable income in the future for an indefinite period.

As of December 31, 2004, the jointly controlled entities and Secucell had accumulated losses for tax purposes of approximately NIS 7 million.

g.	The Company has final tax assessments up to and including the 1998 tax year.

During 2003, the Company received a withholding tax assessment for the 1999 tax year. This tax assessment reflects tax liability in approximately NIS 40.2 million. The Company does not accept this tax assessment and filed an appeal. Mr. Melman, Crow’s CEO and shareholder, has also received a tax assessment in connection with the sale of his shares in Crow Engineering and the subsequent purchase of Crow shares, reflecting tax liability of approximately NIS 17 million. Mr. Melman has reached a settlement agreement with the Israeli Tax Authorities with respect to his tax assessment on January 27, 2005. Management believes that Mr. Melman’s settlement with the Israeli Tax Authorities will have a considerable effect on reducing the tax assessment for the year 1999 with respect to Crow. Management believes, based on the opinion of its tax consultant that no provision is required.

Crow Engineering has final tax assessments up to and including the 1998 tax year.

During 2004 Crow Engineering received a tax assessment relating to the years 1999 and 2001. This tax assessment reflects increased tax liability in approximately NIS 2.9 million for these years. Crow Engineering has filed objections regarding both these assessments. As a result of the abovementioned tax assessment the Company has recorded a provision in regard to the years 1999 to 2003 in the amount of approximately NIS 5.4 million. Management believes that Crow Engineering has included adequate provision in the financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:	–	INCOME TAXES (Cont.)

h.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets (liabilities) are as follows:

			Convenience translation
	December 31,		December 31,
	2003	2004	2004
	NIS		U.S. $
	Adjusted	Reported
	(In thousands)
Deferred tax:
Accrued severance pay, net	395	434	102
Research and development expenses	-	913	212
Accrued vacation pay	236	282	65
Allowance for doubtful accounts	573	800	186
Unrealized gain	100	109	25
Inventory	(151)	(152)	(35)
Depreciation	(992)	(1,129)	(263)
Intangible assets	(1,345)	(739)	(171)

	(1,184)	518	121

Domestic	(1,267)	488	114
Foreign	83	30	7

	(1,184)	518	121

The deferred taxes are presented in the balance sheet as follows:

			Convenience translation
	December 31,		December 31,
	2003	2004	2004
	NIS		U.S. $
	Adjusted	Reported
	(In thousands)
Among current assets ("other accounts
receivable and prepaid expenses")	120	969	225
Among long-term liabilities	(1,304)	(451)	(104)

	(1,184)	518	121

The deferred taxes are calculated using a 20% weighted tax rate.

Utilization of deferred taxes is conditioned by suitable taxable income in future years.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:	–	INCOME TAXES (Cont.)

i.	A reconciliation of the theoretical tax expenses, assuming all income is taxable at the statutory rate applicable in Israel, and the actual tax expenses, is as follows:

				Convenience translation
	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2004
	NIS			U.S. $
	Adjusted		Reported
	(In thousands, except share and per share data)

Income before income taxes, as reported
in the consolidated statements of
operations	4,280	3,385	7,955	1,847

Statutory tax rate in Israel	36%	36%	35%	35%

Theoretical tax expense	1,541	1,219	2,784	646
Decrease in taxes resulting from
"Approved Enterprises"	(1,949)	(1,590)	(1,763)	(409)
Tax adjustment in respect of foreign
subsidiary's different tax rate	-	88	88	21
Tax for previous years	-	-	5,428	1,260
Carryforward losses and other temporary
differences for which for which
deferred tax assets were recorded	1,070	262	264	61
Nondeductible expenses	490	44	23	5
Others	(457)	232	195	44

Taxes on income in the statements of
operations	695	255	7,019	1,628

j.	Income before taxes on income is comprised as follows:

					Convenience translation
		Year ended December 31,			Year ended December 31,
		2002	2003	2004	2004
		NIS			U.S. $
		Adjusted		Reported
		(In thousands)

	Domestic	3,465	1,593	5,841	1,356
	Foreign	815	1,792	2,114	491

		4,280	3,385	7,955	1,847

k.	The provision for taxes on income is comprised as follows:
	Domestic	412	133	6,669	1,547
	Foreign	283	122	350	81

		695	255	7,019	1,628

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	–	TRANSACTIONS WITH RELATED PARTIES

a.	The Company paid management fees to Silverboim Holding Ltd. (the former controlling company – see Note 1a) (“Silverboim”) at an amount equal to the compensation of Crow Engineering’s CEO. The management fees for the years ended December 31, 2002, 2003 and 2004, are adjusted NIS 1,109 thousand, adjusted NIS 1,099 thousand and NIS 593 thousand ($ 137 thousand), respectively. Silverboim provided the Company with management services until May 2004.

b.	During June 2003, the Company entered into an agreement, pursuant to which the Company is responsible to pay Meir Jacobson compensation as the Company’s Chairman of the Board of Directors in the amount of $ 3 thousand per month.

c.	During December 2004, a new employment agreement between Crow Engineering and Mr. Melman was approved by the Board of Directors and the Audit Committee and requires the approval of the shareholder general meeting, pursuant to which Crow Engineering is responsible to pay Mr. Melman compensation as Crow Engineering’s CEO in the amount of approximately NIS 70 thousand per month, linked as of January 1, 2003 to the Israeli CPI (not including social benefits) for a term of 5 years commencing as of May 1, 2004 and ending on April 30, 2009. The monthly salary shall be increased annually on every January 1, commencing as of January 1, 2005, by 5% based on the previous December salary.

d.	During December 2004, a new employment agreement between Crow Engineering and Ms. Bennoun-Melman was approved by the Board of Directors and the Audit Committee and requires the approval of the Shareholder general meeting, pursuant to which Crow Engineering is responsible to pay Ms. Bennoun-Melman compensation as Crow Engineering’s manager of marketing and sales in the amount of approximately NIS 25 thousand per month (not including social benefits).

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	–	TRANSACTIONS WITH RELATED PARTIES (Cont.)

Transactions with related parties:

				Convenience translation
	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2004
	NIS			U.S. $
	Adjusted		Reported
	(In thousands)

Compensation to related parties (1):
Wages and social benefits	1,434	1,621	1,792	416
Management fees (see Note 17a)	1,109	1,099	-	-
Directors' fees	210	211	277	64

	2,753	2,931	2,069	480

(1) Compensation was paid to related parties,
as follows:

Related parties employed by the Group	1,434	1,621	1,792	416

Related parties not employed by the Group
- directors (including companies held by
these directors)	1,319	1,310	277	64

Number of individuals to whom the
compensation relates (includes all
directors)	8	8	8

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	–	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Segment information:

The Group operates in one operating segment.

b.	Geographic information:

The Company has four main reportable geographic areas, based on customers’ location.

	Year ended December 31, 2002
	Europe	Australia, New Zealand and South & East Asia	America	Israel	Others	Elimination	Consolidated
	Adjusted NIS in thousands

Sales to customers	43,610	25,109	9,202	13,437	973	-	92,331
Inter-area sales	-	1,626	-	3,041	-	(4,667)	-

Total sales	43,610	26,735	9,202	16,478	973	(4,667)	92,331

Operating income	3,767	1,019	446	2,085	31	-	7,348

Financial expenses, net							(2,406)
Other expenses, net							(662)

Income before taxes
of income							4,280
Taxes on income							(695)
Equity in losses of
an affiliate							(1,279)
Minority interest
in earnings of
subsidiaries							(233)

Net income							2,073

Assets	8,570	15,684	4,603	44,371	-	-	73,228

Liabilities	-	6,523	-	9,435	-	-	15,958

Capital expenditures	-	226	-	3,000	-	-	3,226

Depreciation and
amortization	-	2,117	-	3,269	-	-	5,386

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	–	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

	Year ended December 31, 2003
	Europe	Australia, New Zealand and South & East Asia	America	Israel	Others	Elimination	Consolidated
	Adjusted NIS in thousands

Sales to customers	51,406	26,817	9,372	11,468	1,074	-	100,137
Inter-area sales	-	1,807	-	1,414	-	(3,221)	-

Total sales	51,406	28,624	9,372	12,882	1,074	(3,221)	100,137

Operating income	4,734	2,093	183	1,537	21	-	8,568

Financial expenses,
net							(3,674)
Other expenses, net							(1,509)

Income before taxes
on income							3,385
Taxes on income							(255)
Equity in losses of
an affiliate							(1,498)
Minority interest
in earnings of
subsidiaries							(684)

Net income							948

Assets	10,004	16,891	4,467	43,189	-	-	74,551

Liabilities	-	5,993	-	14,030	-	-	20,023

Capital expenditures	-	3,402	-	2,165	-	-	5,567

Depreciation and
amortization	-	2,392	-	3,151	-	-	5,543

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	–	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

	Year ended December 31, 2004
	Europe	Australia, New Zealand and South & East Asia	America	Israel	Others	Elimination	Consolidated
	Reported NIS in thousands

Sales to customers	66,847	27,711	7,987	12,156	214	-	114,915
Inter-area sales	-	1,197	-	1,153	-	(2,350)	-

Total sales	66,847	28,908	7,987	13,309	214	(2,350)	114,915

Operating income	7,940	2,653	815	1,980	33	-	13,421

Financial expenses, net							(2,687)
Other expenses, net							(2,779)

Income before taxes
on income							7,955
Taxes on income							(7,019)
Equity in losses of
an affiliate							(159)
Minority interest
in earnings of
subsidiaries							(736)

Net income							41

Assets	13,442	16,045	2,868	47,415	-	-	79,770

Liabilities	-	4,799	-	17,902	-	-	22,701

Capital expenditures	-	345	-	2,832	-	-	3,177

Depreciation and
amortization	-	2,325	-	3,475	-	-	5,800

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	–	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

	Year ended December 31, 2004
	Europe	Australia, New Zealand and South & East Asia	America	Israel	Others	Elimination	Consolidated
	Convenience translation into U.S. $ in thousands

Sales to customers	15,517	6,432	1,854	2,822	50	-	26,675
Inter-area sales	-	278	-	267	-	(545)	-

Total sales	15,517	6,710	1,854	3,089	50	(545)	26,675

Operating income	1,843	616	189	460	7	-	3,115

Financial expenses,
net							(623)
Other expenses, net							(645)

Income before taxes
on income							1,847
Taxes on income							(1,628)
Equity in losses of
an affiliate							(37)
Minority interest
in earnings of
subsidiaries							(171)

Net income							11

Assets	3,120	3,725	666	11,004	-	-	18,515

Liabilities	-	1,114	-	4,155	-	-	5,269

Capital expenditures	-	80	-	657	-	-	737

Depreciation and
amortization	-	540	-	806	-	-	1,346

c.	Major customer as a percentage of total sales:

	Year ended December 31,
	2002	2003	2004
	%

Customer A	10	13	13
Customer B	4	5	5
Customer C	4	5	5

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:	–	SELECTED STATEMENTS OF OPERATIONS DATA

				Convenience Translation
	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2004
	NIS			U.S. $
	Adjusted		Reported
	(In thousands)

a. Cost of sales:

Materials consumed	48,109	45,106	56,281	13,064
Salaries and related expenses	9,495	10,285	11,759	2,729
Other manufacturing costs	2,953	2,490	2,873	667
Depreciation and amortization	3,608	3,808	4,104	953

	64,165	61,689	75,017	17,413
Decrease (increase) in inventory of work
in progress	(314)	1,037	(1,686)	(391)
Decrease (increase) in inventory of
finished products	(3,167)	1,753	(3,049)	(707)

	60,684	64,479	70,282	16,315

b. Research and development expenses:

Salaries and related expenses	3,957	4,122	4,793	1,112
Subcontractors	1,252	839	1,711	397
Other	168	272	248	58

	5,377	5,233	6,752	1,567

c. Selling and marketing expenses:

Salaries and related expenses	2,276	2,669	4,581	1,063
Exhibitions and advertising	2,338	2,681	3,549	824
Depreciation	133	150	190	44
Other	2,036	3,051	2,626	610

	6,783	8,551	10,946	2,541

d. General and administrative expenses:

Salaries and related expenses	4,302	4,448	5,345	1,241
Management fees and consulting expenses	1,815	1,642	2,485	577
Bad debts and doubtful accounts	(85)	965	593	138
Write-off of loan to other company	400	300	395	92
Depreciation	612	571	536	125
Other	4,171	4,457	3,237	750

	11,215	12,383	12,591	2,923

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:	–	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

				Convenience translation
	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2004
	NIS			U.S. $
	Adjusted		Reported
	(In thousands)

e. Other expenses, net:

Provision to doubtful debt of loan to an affiliate (see
Note 7)	-	-	1,500	348
Write-off of investment in other company	-	199	29	6
Equity in losses of jointly controlled
entities attributed to the other
partners	295	1,187	1,286	299
Loss (gain) from sale of property and
equipment	131	51	(28)	(6)
Other	236	72	(8)	(2)

	662	1,509	2,779	645

f. Financial expenses, net:

Erosion of principal of long-term loans,
net	665	(1,016)	324	75
Interest on long-term loans, short-term
loans and bank credit	2,939	2,828	2,404	558
Other	(1,198)	1,862	(41)	(10)

	2,406	3,674	2,687	623

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of the Company conform with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain respects from those followed in the United States (“U.S. GAAP”), as described below:

a.	Effect of inflation:

As described in Note 2b, the Company, in accordance with the Israeli GAAP, comprehensively included the effects of price level changes in the accompanying financial statement until December 31, 2003, when the adjustment of financial statements for the effects of inflation in Israel was discontinued. Such Israeli accounting principles measured the effects of the price level changes in the inflationary Israeli economy and, as such, are considered a more meaningful presentation than financial reporting based on historical cost for accounting purposes. As explained in Note 2b above, the amounts adjusted for the effects of inflation in Israel, presented in the financial statements as of December 31, 2003 (thereafter – “the transition date”), were used as the opening balances for the nominal financial reporting in the following periods. As a result, amounts reported in 2004 for non-monetary items that originated before the transition date are based on their adjusted December 2003 NIS balance.

U.S. GAAP does not generally provide for the adjustment of financial statements for the impact of inflation for entities which do not operate in a hyperinflationary economy. As permitted by the Untied States Securities and Exchange Commission rules for foreign private issuers whose financial statements comprehensively include the effects of inflation, price level adjustments have not been reversed in the accompanying reconciliation of Israeli GAAP to U.S. GAAP.

b.	Accrued severance pay:

According to U.S. GAAP, accrued severance pay and related funded amounts are presented in the balance sheet separately as a liability and asset, respectively. Income from earnings on amounts funded is added to severance pay funds.

According to Israeli GAAP, accrued severance pay is included in the balance sheet net of any related funded amounts, including the income from earnings on amounts funded.

See Note 14 for the presentation in the Company’s balance sheet in accordance with Israeli GAAP.

c.	Comprehensive income:

Under Statement of Financial Accounting Standard No. 130, “Reporting Comprehensive Income” (“SFAS No. 130”), the Company should include and present specific income or loss components as part of the shareholders’ equity.

Under Israeli GAAP, these specific income or loss components are recorded in the Company’s statement of operations or as a separate component in the shareholders’ equity, as applicable for the relevant income or loss component. Thus, foreign currency translation adjustments are recorded in the Company’s statements of changes in shareholders’equity as cumulative foreign currency translation adjustments.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The effect of the difference on the Company’s consolidated financial statements in respect of the foreign currency translation adjustments in 2002, 2003 and 2004, is adjusted NIS 57 thousand, adjusted NIS (153) thousand and NIS 125 thousand, respectively, which, under U.S. GAAP, would have been recorded as part of comprehensive income in the shareholders’ equity.

d.	Marketable securities:

Marketable securities designated for sale in the short-term (“current investment”) are carried at market value, in accordance with Israeli accounting principles. Unrealized gains from securities classified as a “current investment” in accordance with Israeli GAAP are reflected in earnings even if transactions are not carried out on the basis, which would meet the definition of the trading security under U.S. accounting principles. Purchase of marketable securities or proceeds from the sale of marketable securities are presented in investing activities in the statement of cash flow.

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

e.	Preferred shares of an affiliate:

1.	Under Israeli GAAP, the equity method applies to the affiliate’s shareholders equity regardless of the different types of shares.

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

As for the effects of the material differences on the financial statements see Note 20n.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.	Condensed financial information of an affiliate:

Under U.S. GAAP, the Company is required to provide condensed financial information of a 50% or less owned affiliate accounted for by the equity method. Under Israeli GAAP, such condensed financial information is not required.

The summarized financial information for the affiliate is as follows:

	December 31,			Convenience translation
	2002	2003	2004	December 31, 2004
	NIS			U.S. $
	Adjusted	Adjusted	Reported
	In thousands

Current assets	12,880	6,888	6,617	1,536

Non-current assets	1,042	709	444	103

Current liabilities	4,031	2,680	2,352	546

Non-current liabilities	2,899	2,855	3,201	743

Sales	12,823	9,336	9,904	2,299

Gross profit	4,993	2,408	4,730	1,098

Net loss	3,827	4,598	521	121

f.	Treatment of deferred income taxes:

Under U.S. GAAP, deferred tax assets are reduced by a valuation allowance if based on the weight of available evidence it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Under Israeli GAAP, deferred tax assets are not recognized when it is not probable that the deferred tax assets will be realized.

A valuation allowance has been recorded against the deferred tax assets which resulted from the accumulated losses for tax purposes of the Company, jointly controlled entities and Secucell and therefore there is no effect of the difference between Israeli and U.S. GAAP..

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

g.	Deferred tax liability:

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

If the approved enterprise benefit relates to a domestic (Israeli) subsidiary, the parent company would be liable for taxes upon distribution. Accordingly, a deferred tax liability should be recorded unless the subsidiary could be merged with the parent in a tax-free merger or if there is some other manner in which the earnings could be distributed tax-free.

Under Israeli GAAP, a deferred tax liability would not be recorded relating to taxes that would be owed on the distribution of profits in case management does not intend currently to declare dividends, which will trigger such tax liability.

During 2003, the tax practice In Israel was changed and the Company estimates that it can not perform a tax-free merger. Therefore, the Company recorded under U.S. GAAP a deferred tax liability in the amounts of adjusted NIS 6,700 thousand and NIS 4,961 thousand ($ 1,152 thousand) as of December 31, 2003 and 2004, respectively.

h.	Segment information:

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

According to U.S. GAAP, segment disclosures are provided in accordance with the guidance of Statement of Financial Accounting Standard No. 131, “Segment Reporting”(“SFAS No. 131”), which defines a business as a component of an enterprise that (a) engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise); (b) whose operating results are regularly reviewed by the enterprise’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discreet financial information is available.

For all years presented, there were no material differences between those two disclosure requirements, as both definitions resulted in the same reportable segments.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

i.	Impairment of long-lived assets:

On January 1, 2003, the Company adopted Accounting Standard No. 15, “Impairment of Assets”. According to this Standard, if the carrying amount of an asset exceeds its recoverable amount, an impairment loss should be recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. Recoverable amount is defined as the higher of an asset’s selling price and its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

According to U.S. GAAP (SFAS 144 – “Accounting for the Impairment or Disposal of Long-Lived Assets”) an impairment loss is recognized only if the carrying amount of an asset is not recoverable. The carrying amount is not recoverable if it exceeds the estimated undiscounted future cash flows expected to result from the use of the asset. If the carrying amount is not recoverable, an impairment loss should be recorded for the amount by which the carrying value of the asset exceeds its fair value.

Under Israeli GAAP an impairment loss previously recognized should be reversed when there has been a change in the estimates used to determine the asset’s recoverable amount since the impairment was recognized.

Under U.S. GAAP restoration of a previously recognized impairment loss is prohibited. The adjusted carrying amount of the asset impaired is its new cost basis.

The abovementioned difference between Israeli GAAP and U.S. GAAP did not have an effect on the Company’s financial statements.

j.	Proportionate consolidation:

Under Israeli GAAP, a jointly controlled entity is included in the Company’s consolidated financial statements according to the proportionate consolidation method.

Under U.S. GAAP, investments in jointly controlled entities are accounted for by the equity method. Pursuant to the Securities and Exchange Commission (“SEC”) requirements applicable to foreign private issuers, the Company is not required to disclose the differences in classification that result from using proportionate consolidation.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The Company’s share in assets, liabilities, sales, gross profit and net loss of jointly controlled entities consolidated by the proportionate consolidation method, is as follows:

	December 31,				Convenience translation
	2002	2003	2004		December 31, 2004
	NIS				U.S. $
	Adjusted	Adjusted	Reported
	In thousands

Current assets	797	1,000	(*)	-	(*)	-

Non-current assets	664	643	(*)	-	(*)	-

Current liabilities	1,878	2,413	(*)	-	(*)	-

Non-current liabilities	404	1,146	(*)	-	(*)	-

Sales	4,857	2,070		1,785		414

Gross profit	1,496	866		682		158

Net loss	189	924		1,197		278

(*)	The jointly controlled entities are considered Variable Interest Entities and are consolidated in accordance with FASB Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, therefore condensed information regarding assets and liabilities was not provided, see Note 20k.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

k.	Variable interest entities:

In accordance with U.S. GAAP the consolidated financial statements as of December 31, 2003 and for the two years ended December 31, 2003 include the accounts of the Company and its majority-owned subsidiaries.

In accordance with U.S. GAAP the consolidated financial statements as of December 31, 2004 include the accounts of the Company and its majority-owned subsidiaries that are not considered Variable Interest Entities (VIEs) and all VIEs for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated.

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

FIN 46 was effective for the first period ending after March 15, 2004 for all VIEs created before January 31, 2004. Accordingly, the provisions of FIN 46, as revised, were adopted as of December 31, 2004, for the Company’s interests in all VIEs.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

1.	During 1999, the Company formed a jointly controlled entity, Freelink Ltd. (“Freelink”) with Royalinks Ltd, the other jointly controlling shareholder. Freelink was financed by the Company with $ 175 thousand in debt.

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

Under Israeli GAAP the Company records its proportional share (48%) of Freelink Balance sheets using the proportionate consolidation method while recording 100% of Freelink losses due to the guarantees provided by the Company.

Under U.S. GAAP the Company has determined that it will consolidate Freelink upon the adoption of FIN 46 as of December 31, 2004, as Freelink is a VIE and the Company is its primary beneficiary. As for the effects of the material differences on the financial statements see Note 20n.

2.	During 2001, the Company formed a jointly controlled entity, Actech Access Technologies Ltd. (“Actech”) with Camden Trading Ltd. Inc., the other jointly controlling shareholder. Actech was financed by the Company with approximately $ 200 thousand in debt.

Actech develops, manufactures and markets electronic access control systems. In 2004, Actech’s revenues were approximately NIS 272 thousand with a gross profit of approximately NIS 140 thousand and a loss of approximately NIS 110 thousand.

Under Israeli GAAP the Company records its proportional share (50%) of Actech Balance sheets using the proportionate consolidation method while recording 100% of Actech losses.

Under U.S. GAAP the Company has determined that it will consolidate Actech upon the adoption of FIN 46 as of December 31, 2004, as Actech is a VIE and the Company is its primary beneficiary. As for the effects of the material differences on the financial statements see Note 20n.

3.	During 2002, the Company formed a jointly controlled entity, ScanVision Technologies Ltd. (“ScanVision”) with other jointly controlling shareholder. ScanVision was financed by the Company with approximately $ 200 thousand in debt.

ScanVision develops technology for security and CCTV motion-less applications. In 2004, ScanVision did not have any revenues and it incurred a loss of approximately NIS 299 thousand.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Under Israeli GAAP the Company records its proportional share (48%) of ScanVision Balance sheets using the proportionate consolidation method while recording 100% of ScanVision losses.

Under U.S. GAAP the Company has determined that it will consolidate ScanVision upon the adoption of FIN 46 as of December 31, 2004, as ScanVision is a VIE and the Company is its primary beneficiary. As for the effects of the material differences on the financial statements see Note 20n.

l.	Classification of certain expenses:

Under Israeli GAAP, advertising expenses incurred by the Company’s customers for which the Company reimbursed the customers in the amount of adjusted NIS 920 thousand, adjusted NIS 1,100 thousand and NIS 1,340 ($ 311 thousand), recorded in 2002, 2003 and 2004, respectively are included as selling and marketing expenses. Under U.S. GAAP, such expenses should be included as a reduction of revenues in accordance with EITF 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)".

m.	Impact of recently issued accounting standards:

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” (“SFAS 151”). SFAS 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

n.	The effects of the material differences between Israeli GAAP and U.S. GAAP of the aforementioned items on the financial statements are as follows:

1.	Consolidated statement of operations:

	December 31,									Convenience
	2002			2003			2004			translation
	As reported under Israeli GAAP	Effect of U.S. GAAP	Under U.S. GAAP	As reported under Israeli GAAP	Effect of U.S. GAAP	Under U.S. GAAP	As reported under Israeli GAAP	Effect of U.S. GAAP	Under U.S. GAAP	December 31, 2004
	Adjusted			Adjusted			Reported			U.S. dollars
	NIS in thousands									in thousands

sales (1)	92,331	(920)	91,411	100,137	(1,100)	99,037	114,915	(1,340)	113,575	26,364

Gross profit (1)	31,647	(920)	30,727	35,658	(1,100)	34,558	44,633	(1,340)	43,293	10,049

Selling and
marketing
expenses (1)	6,783	(920)	5,863	8,551	(1,100)	7,451	10,946	(1,340)	9,606	2,230

Taxes on income (2)	695	-	695	255	6,700	6,955	7,019	(1,739)	5,280	1,226

Equity in losses of
an affiliate (3)	1,279	(1,279)	-	1,498	(1,498)	-	159	(159)	-	-

Net income
(loss) (2) (3)	2,073	1,279	3,352	948	(5,202)	(4,254)	41	1,898	1,939	450

(1)	Effect of differences described in l. above.
(2)	Effect of differences described in g. above.
(3)	Effect of differences described in e. above.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.	Consolidated balance sheet:

	December 31,						Convenience
	2003			2004			translation
	As reported under Israeli GAAP	Effect of U.S. GAAP	Under U.S. GAAP	As reported under Israeli GAAP	Effect of U.S .. GAAP	Under U.S. GAAP	December 31, 2004
	Adjusted			Reported			U.S. dollars
	NIS in thousands						in thousands

Trade receivables, net (1)	24,363	-	24,363	25,608	(1,964)	23,644	5,488

Inventories (1)	23,748	-	23,748	31,031	705	31,736	7,367

Loans to a jointly
controlled entity (1)	1,093	-	1,093	1,293	(1,293)	-	-

Investment in affiliates (2)	2,227	(701)	1,526	865	(531)	334	77

Property and equipment,
net (1)	18,047	-	18,047	17,382	638	18,020	4,183

Severance pay fund (3)	-	-	-	-	2,931	2,931	680

Total assets	90,048	(701)	89,347	99,671	517	100,188	23,256

Short-term loans and bank
credit (1)	(25,030)	-	(25,030)	(30,730)	(663)	(31,393)	(7,287)

Trade payables (1)	(11,028)	-	(11,028)	(10,873)	(345)	(11,218)	(2,604)

Other accounts payable and
accrued expenses (1)	(6,934)	-	(6,934)	(18,791)	3,026	(15,765)	(3,659)

Accrued severance
pay (1) (3)	(2,061)	-	(2,061)	(2,266)	(3,066)	(5,332)	(1,238)

Deferred taxes on income (4)	(1,304)	(6,700)	(8,004)	(451)	(4,961)	(5,412)	(1,256)

Total liabilities	(67,819)	(6,700)	(74,519)	(77,276)	(6,009)	(83,285)	(19,332)

Shareholders' equity (2) (4)	(22,229)	7,401	(14,828)	(22,395)	5,492	(16,903)	(3,924)

(1)	Effect of differences described in k. above.
(2)	Effect of differences described in e. above.
(3)	Effect of differences described in b. above.
(4)	Effect of differences described in g. above.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

o.	Earnings (loss) per Ordinary share (“EPS”):

Under Israeli GAAP the earnings (loss) per Ordinary share were calculated on the basis of NIS 1 par value each.

Under U.S. GAAP basic net earnings (loss) per share are computed per 1 share in accordance with FAS 128, “Earnings per Share”.

The calculation of EPS under U.S. GAAP is as follows:

	Year ended December 31,
	2002	2003	2004
	NIS
	Adjusted		Reported
	(In thousands) (except per Ordinary share data)
Net income (loss) under U.S. GAAP (see n(1)
above)	3,352	(4,254)	1,939

EPS under U.S. GAAP:

Basic and diluted earnings (loss) per Ordinary
share	0.77	(0.97)	0.44

Weighted average number of shares used in
computing basic and diluted earnings (loss)
per share	4,372,275	4,372,275	4,372,275

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

List of investees as of December 31, 2004 and 2003

Holding in shares conferring rights to profits and voting rights
As of December 31, 2004 and 2003
%

Subsidiaries:
Crow Electronic Engineering Ltd.	100
Secucell Ltd.	99
Crow Australia PTY Ltd.	60
Arrow Head Alarm Products Limited	51
Jointly controlled entities:
Freelink Ltd.	*) 48
Actech Access Technologies Ltd.	50
Scan Vision Technologies Ltd.	*) 48
Affiliate:
Video Domain Technologies Ltd.	34
Joint venture:
C.J.M property group	51

*)	50% of the voting rights.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to the annual report on its behalf.

CROW TECHNOLOGIES 1977 LTD. (Registrant) BY: /S/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer

Dated: July 14, 2005