Form 20-F
period 2005-12-31
CROW TECHNOLOGIES 1977 LTD
filed 2006-07-13
CIK 770320

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005
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

4,372,275 Ordinary Shares

        Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes ☐ No ☒

        If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ☐ No ☒

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

        Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act (check one):

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-accelerated filer ☒

        Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐ Item 18 ☒

        If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	60

A.	MAJOR SHAREHOLDERS	60
B.	RELATED PARTY TRANSACTIONS	63
C.	INTERESTS OF EXPERTS AND COUNSEL	67

ITEM 8.	FINANCIAL INFORMATION	67

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	67
B.	SIGNIFICANT CHANGES	67

ITEM 9.	THE OFFER AND LISTING	68

A.	OFFER AND LISTING DETAILS	68
B.	PLAN OF DISTRIBUTION	68
C.	MARKETS	69
D.	SELLING SHAREHOLDERS	69
E.	DILUTION	69
F.	EXPENSES OF THE ISSUE	69

ITEM 10.	ADDITIONAL INFORMATION	69

A.	SHARE CAPITAL	69
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	69
C.	MATERIAL CONTRACTS	75
D.	EXCHANGE CONTROLS	75
E.	TAXATION AND GOVERNMENT PROGRAMS	75
F.	DIVIDENDS AND PAYING AGENTS	90
G.	STATEMENT BY EXPERTS	90
H.	DOCUMENTS ON DISPLAY	90
I.	SUBSIDIARY INFORMATION	90

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	91

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	92

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	92

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	92

v

USE OF CERTAIN TERMS

As used herein, and unless the context suggests otherwise, the terms “we”, “us” or “our” refer to Crow Technologies 1977 Ltd. and its consolidated subsidiaries; the terms “Crow Technologies 1977 Ltd.” and “Crow” refer only to Crow Technologies 1977 Ltd., and the term “Orev” refers only to Crow Electronic Engineering Ltd., the main subsidiary of Crow.

We have prepared our consolidated financial statements in New Israeli Shekels, with a convenience translation into $US with respect to the year ended December 31, 2005 (see Notes 2b and 2b(6) to our consolidated financial statements included herein). Our consolidated financial statements were prepared in accordance with accounting principles generally accepted in Israel (“Israeli GAAP”), which differ in certain respects from the principles generally accepted in the United States (“U.S. GAAP”), as indicated in Note 19 to our consolidated financial statements included herein. All references herein to “dollars” or “$“or “$US” are to United States dollars, and all references to “NIS” are to New Israeli Shekels.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “projects” “believes” “expects” “may” “plans” or “intends” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that we will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will continue to grow, that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties described in this annual report in Item 3: Risk Factors.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        We have prepared our consolidated financial statements contained in this annual report in accordance with generally accepted accounting principles in Israel (Israeli GAAP), which differ in certain respects from those that are followed in the United States. Please see Note 19 to our consolidated financial statements for financial data regarding material differences between U.S. GAAP and Israeli GAAP.

        We have provided selected financial data both under generally accepted accounting principles in Israel and in the U.S. You should read the selected consolidated financial data presented in this Item together with Item 5 – Operating and Financial Review and Prospects and with our consolidated financial statements included elsewhere in this annual report.

        Our selected consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005 and our selected consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from our consolidated financial statements, included elsewhere in this report. The selected consolidated statements of operations data for each of the years ended December 31, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 are derived from other audited financial statements not included in this report.

        Certain items appearing in the selected financial data below were reclassified. For further details please see Item 5 – “Significant Accounting Principles and Policies” below.

        For your convenience, the financial data for the fiscal year ended December 31, 2005 is presented in United States dollars as well as NIS in accordance with opinions of the Institute of Certified Public Accountants in Israel. Please also see Note 2b to our consolidated financial statements included in Item 18 regarding the exchange rate between NIS and U.S. dollars and regarding the convenience translation into United States dollars.

        Selected Financial Data Under Israeli GAAP:

Consolidated Statements of Operations

	Year Ended December 31,
	2005	2005	2004	2003	2002	2001
	In $US	In NIS
	In thousands, except per share amounts

Sales	26,503	121,993	114,915	100,137	92,331	78,476
Cost of Sales	16,723	76,976	70,282	64,479	60,684	58,526

Gross Profit	9,780	45,017	44,633	35,658	31,647	19,950
Research & Development Expenses	1,835	8,448	6,752	5,233	5,377	4,847
Selling & Marketing Expenses	2,428	11,175	10,946	8,551	6,783	7,463
General & Administrative Expenses	2,993	13,775	12,591	12,383	11,215	10,431

Amortization of Other Assets	201	923	923	923	924	693

Operating Income (Loss)	2,323	10,696	13,421	8,568	7,348	(3,484)

Financial Expenses, Net	(350)	(1,611)	(2,687)	(3,674)	(2,406)	(1,806)

Other Income (Expenses), Net	(100)	(464)	(2,779)	(1,509)	(662)	4,608

Income (Loss) Before Taxes on Income	1,873	8,621	7,955	3,385	4,280	(682)
Taxes on Income	363	1,673	7,019	225	695	(540)

	1,510	6,948	936	3,130	3,585	(142)
Equity in Losses of Affiliates	(49)	(226)	(159)	(1,498)	(1,279)	(4,765)
Minority Interest in Losses (Earnings) of
Subsidiaries	7	34	(736)	(684)	(233)	42

Net Income (Loss)	1,468	6,756	41	948	2,073	(4,865)
Net Earnings (Loss) per NIS 1 Par Value	1.34	6.18	0.04	0.87	1.90	(4.45)
Weighted Average value of Shares during the
year in NIS	1,093,069	1,093,069	1,093,069	1,093,069	1,093,069	1,084,091

Consolidated Balance Sheets Data

	As of December 31,
	2005	2005	2004	2003	2002	2001
	In $US	In NIS
	In thousands, except per share amounts

Cash & Cash Equivalent	2,615	12,035	12,749	5,511	2,874	2,181
Working Capital	3,950	18,181	*10,671	*8,272	*16,769	*4,889
Total Assets	22,899	105,396	*95,925	*88,008	*86,119	*93, 074
Short Term Bank Credit & Loans	6,118	28,158	34,733	34,108	25,628	36,617
Long Term Liabilities	3,348	15,410	11,149	15,175	25,524	21,358
Shareholders Equity	6,366	29,301	22,395	22,229	21,434	19,499
No. of Shares Outstanding (NIS 0.25 par value)	4,372,275	4,372,275	4,372,275	4,372,275	4,372,275	4,372,275

        *Reclassified – Please refer to Item 5 below “Significant Accounting Principles and Policies” concerning reclassification of items.

        Selected Financial Data Under U.S. GAAP:

Consolidated Statements of Operations

	Year Ended December 31,
	2005	2005	2004	2003	2002	2001
	In $US	In NIS
	In thousands, except per share amounts

Sales	26,433	121,670	113,575	99,037	91,411	77,543
Cost of Sales	16,856	77,590	70,282	64,479	60,684	58,526

Gross Profit	9,577	44,080	43,293	34,558	30,727	19,017
Research & Development Expenses	1,914	8,812	6,752	5,233	5,377	4,847
Selling & Marketing Expenses	2,120	9,758	9,606	7,451	5,863	6,530
General & Administrative Expenses	3,081	14,181	12,591	12,383	11,215	10,431

Amortization of Other Assets	201	923	923	923	924	693

Operating Income (Loss)	2,261	10,406	13,421	8,568	7,348	(3,484)
Financial Income (Expense), Net	(381)	(1,756)	(2,687)	(3,674)	(2,406)	(1,806)
Other Income (Expenses), Net	(7)	(32)	(2,779)	(1,509)	(662)	428

Net Income Before Taxes on Income	1,873	8,618	7,955	3,385	4,280	(4,862)

Taxes on Income	342	1,572	5,280	6,955	695	(540)

Net Income (Loss) After Tax	1,531	7,046	2,675	(3,570)	3,585	(4,322)
Equity in Losses of Affiliates, Net of Taxes	-	-	-	-	-	(3,931)

Minority Interest in Losses (Earnings)
of Subsidiaries	8	37	(736)	(684)	(233)	42

Net Income (Loss)	1,539	7,083	1,939	(4,254)	3,352	(8,211)

Basic and Diluted Net Earnings (Loss)
per 1 Share NIS 0.25 Par Value (in Adjusted NIS)	0.35	1.62	0.44	(0.97)	0.77	(1.89)

Weighted Average number of Shares
during the year	4,372,275	4,372,275	4,372,275	4,372,275	4,372,275	4,336,365

Consolidated Balance Sheets Data

	As of December 31,
	2005	2005	2004	2003	2002	2001
	In $US	In NIS
	In thousands, except per share amounts

Cash & Cash Equivalent	2,631	12,112	12,767	5,511	2,874	2,181
Working Capital	3,867	17,798	10,301	*8,272	*16,769	*4,889
Total Assets	23,923	110,119	99,768	*87,307	*83,777	*89,488
Short Term Bank Credit & Loans	6,249	28,763	35,396	34,108	25,628	36,617
Long Term Liabilities	5,223	24,041	19,149	21,875	25,524	21,358
Shareholders Equity	5,236	24,100	16,903	14,828	19,100	15,912
No. of Shares Outstanding (NIS 0.25 par value)	4,372,275	4,372,275	4,372,275	4,372,275	4,372,275	4,372,275

*Reclassified – Please refer to Item 5 below “Significant Accounting Principles and Policies” concerning reclassification of items.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

        Our business, operating results and financial condition could be seriously harmed due to any of the following risks, among others. If we do not successfully address the risks to which we are subject, we could experience a material adverse effect on our business, results of operations and financial condition and our share price may decline, which may result in a loss of all or part of your investment. We cannot assure you that we will successfully address any of these risks. You should carefully consider the following factors as well as the other information contained and incorporated by reference in this annual report before taking any investment decision with respect to our securities. See “Forward Looking Statements” on page vi above.

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

        We are substantially dependent upon the continued services of our key management personnel, particularly Mr. Shmuel Melman, who serves as the Chief Executive Officer of both Crow and Orev. In addition, we are substantially dependent upon the continued services of the CEO and the key personnel of ArrowHead Alarm Products Ltd., one of our subsidiaries, which provides us with R & D and support services in connection with our control panels’ line of products. The loss of Mr. Melman’s services, the services of the key personnel of ArrowHead or the services of other key management personnel, could reduce the efficiency and profitability of our business. For additional information regarding the employment agreement of Mr. Melman, please see Item 7.B – “Related Party Transactions” below. Currently, we do not maintain key man life insurance policies on any of our officers or directors, including Mr. Melman.

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

        Loss of or disagreement with our major customers would adversely affect our business.

        Three of our customers accounted for approximately 23% of our sales during 2005. If we were to lose any of these customers, our sales would decline substantially and our business would be hurt materially. In addition, most of the arrangements with our customers, including with the three major customers referred to above, do not provide for a minimum term or for an obligation to purchase a minimum quantity of our products. In addition, since we have recently entered into OEM/ODM agreements with global companies and expect an increase in our business activity, we may also be exposed to increased liabilities under said agreements in the event that we breach any of their terms or suffer termination of the agreement, which will reduce our expected growth.

        We depend on a single supplier of components for our special application mobile phone products in development. Our results of operations could be adversely affected if our supplier fails to provide us with adequate supplies of such components on a timely basis. Our investment in special application mobile phones products involves special risks.

        We have commenced developing new mobile phones with special features and applications and invest some resources in research, development and testing. There are no reassurances that our efforts will be successful. We do not manufacture some components essential for our mobile phone products that are currently being developed by us. Such components are being manufactured for us by a third party. If this manufacturer becomes unwilling or unable to provide us with such components, we may not be able to find alternative sources.

        We partly depend on independent distributors to sell our products. If these distributors do not succeed in selling our products, or if we are not able to maintain our relationship with them, our revenues and income will decline.

        We sell significant portion of our products through independent distributors that are not under our direct control. We are dependent on their active marketing and sales efforts to convince their customers to purchase our products. The loss of one of our major third party distributors could impair our ability to sell our products and result in lower revenues and income. In the event of severance of our relationship with any such distributor, we may be unable to immediately locate an alternative distributor to market our products, which may adversely affect our business. For example, we recently terminated our exclusive distribution relations with Crow Electronic Engineering Inc., our distributor in North America and are currently examining suitable distribution channels in its stead. In the event that we will not be able to replace this distributor in a timely manner and with a competent distributor, our turnover from this territory may be reduced. For more information, see Item 4.B. – Business Overview, under the caption “Customers, Marketing and Sales” below.

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

        Some of the technology owned by us is not protected from infringement of intellectual property rights by third parties. In addition, in respect of some of our technology owned by us, we rely upon a combination of patent, copyright and trademark laws, together with non-disclosure agreements and technical measures to establish and protect proprietary rights in our products. These efforts may not provide meaningful protection for our technology due to a variety of factors including:

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

        Most of our trade receivables are not secured. If a substantial amount of such trade receivables is not paid to us, we may not be able to collect payments owed to us. We are not insured against this risk; however, we are currently finalizing the obtaining of an insurance policy which would cover some of the risks resulting from the non-payment of unsecured debt.

        The loans we provide to our related corporations are not secured and if not paid, we could lose a substantial amount of money.

        The unsecured loans that we provide to our related corporations currently amount to approximately NIS 9.1 million. If such loans are not paid, we could lose a substantial amount of money.

        We are exposed to risks relating to international sales and purchases which may reduce our profitability.

        Approximately ninety percent (90%) of our product sales are exports, or sales outside of Israel, primarily to Europe, the United States and Australia. Exports have accounted for all of our recent growth.

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

        Moreover, two of our consolidated subsidiaries (ArrowHead Alarm Products and Crow Australia) operate abroad and are subject to the legal, economic, social and political conditions of New Zealand and Australia, respectively.

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

        We currently hold, through Orev, interests in a number of developing corporations. In addition, as stated above, we are currently involved in certain projects which require monetary investment and are at their initial stages. The volatility of the financial condition and results of operations characteristic of developing corporations, and our investments in new projects which profitability and success are uncertain, could adversely affect our business results.

        In order to manage any future growth, we will have to expand our operational and financial control systems, as well as significantly increase our research and development, marketing, distribution and support capabilities. Such activities may place a significant strain on our resources. Our ability to achieve and manage our growth will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition and the ability to maintain sufficient profit margins. Continued growth could also place additional demands on administrative, operational and financial resources. We may not be able to continue to achieve or manage growth effectively, and it is possible that future acquisitions and development projects will not succeed and therefore adversely affect our business, operating results and financial condition.

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

        As of July 13, 2006, Mr. Shmuel Melman holds approximately 33% of our shares, Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak) holds approximately 24.4% of our shares, and Sender Holdings Inc. and Mr. Silver (the controlling person of Sender) collectively hold approximately 14.1% of our shares. Mr. Asher Barak (who acts as Mr. Eilenberg’s trustee) is the sole director of Sender Holdings Inc. In addition, Mr. Melman, Mr. Eilenberg (through his trustee Mr. Barak), Sender and Mr. Silver are parties to a shareholders’ agreement pursuant to which, among other things, they will vote in concert for the appointment of at least 4 directors to our board of directors (should Melman, Eilenberg and Sender all agree on the identity of a fifth director, they shall also vote their shares for his/her appointment). Our board of directors is currently composed of 7 directors, of which 2 directors are independent. The above mentioned shareholders have the power to control the outcome of most matters submitted to a vote of the shareholders, as well as to prevent corporate transactions such as mergers, consolidations or a sale of substantially all of our assets, which might be viewed as favorable by other shareholders. The ability of our other shareholders to affect our activities could be limited. See Item 7.A – Major Shareholders, for information concerning the holdings and voting rights of our major shareholders and concerning the Fortissimo transaction; and Item 10.B – Memorandum and Articles of Association, for additional information regarding the election of directors.

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

        We do not anticipate paying dividends.

        Although we have paid cash dividends in the past, currently we have not established a dividend policy and do not presently anticipate paying any cash dividends in the future. Our board of directors will determine whether or not to declare cash dividends in the future in light of conditions then existing, including our earnings and financial condition, and subject to the provisions of the Israeli Companies Law of 1999. Presently, and as long as any amounts remain outstanding under our loans from Bank Hapoalim, we may not distribute any dividends to our shareholders.

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

        We financed the purchase of substantially all of the assets, liabilities and business of Orev in 1999 with a loan from Bank Hapoalim in the principal amount of approximately NIS 54 million. In addition, Bank Hapoalim has been providing us with a credit line. Since 1999, we have been repaying the initial loan and the utilized credit balances. As of July 13, 2006, Crow owes Bank Hapoalim an aggregate amount of approximately NIS 28 million. This amount is composed of loans in NIS (approximately NIS 21.9 million) and loans in foreign currency. The foreign currency loans total, as of July 13, 2006, approximately $1.4 million. These foreign currency loans are payable in fixed payments from 2006 until 2010 and accrue annual interest at variable rates of approximately 1.85% above the London Inter-Bank Offer Rate. Most of the NIS loans (NIS 19.4 million) are payable upon demand and accrue interest at the prime rate as determined by Bank Hapoalim plus 0.5% and a small portion of our NIS loans (NIS 2.5 million) are payable in fixed payments from 2007 until 2010 and accrue annual interest at the rate of 6.5%. Fluctuations in the prime rate and/or LIBOR could result in a material increase in interest expenses incurred in connection with these loans.

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

        Our current tax benefits are conditional upon the fulfillment of certain conditions, and non-compliance with such conditions could result in the loss of such benefits and/or a requirement to refund the benefits already received

        Our current tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the Investment Law), are condition upon the fulfillment of certain conditions and restrictions. In the event that these conditions are violated, in whole or in part, we would be required to refund the amount of benefits already received, with the addition of the Israeli Consumer Price Index (CPI) linkage differences and interest, and may lose future benefits. Under one of these conditions, we were required to request the prior approval of the appropriate authority for the changes in our ownership that occurred during 2003. We have requested, retroactively, the approval of the appropriate authority and as of the date of this report, we have not received such an approval. However, our advisors informed us that the risk of dismissing our request and therefore losing our benefits or of being required to refund benefits as a result of the non-compliance with this condition are extremely low. See Item 10.E – Taxation and Government Programs.

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

        Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See Item 10.B – “Memorandum and Articles of Association” and Item 10.E “Israeli Taxation” for additional discussion about some anti-takeover effects of Israeli law.

        These provisions of Israeli law may delay, prevent or make difficult an acquisition of Crow, which could prevent a change of control and therefore depress the price of our shares.

        Political, economic and military conditions in Israel may adversely affect our ability to develop, manufacture and market our products.

        We are incorporated under the laws of the State of Israel and our principal facilities are located in Israel. Accordingly, we are directly affected by economic, political and military conditions in Israel. Therefore, restrictive laws, policies or practices directed towards Israel or Israeli businesses and the unstable political and military conditions in Israel could adversely affect our operations. Since October 2000, as a result of on-going violent outbreaks between Israeli and Palestinian forces, there has been increased political and economic instability in Israel. The future of the relations between the Palestinian Authority and Israel is uncertain, and the execution of Israel’s plan of a unilateral disengagement from the Gaza Strip and some parts of the West Bank may serve to further disrupt the balance within the Palestinian Authority and affect the overall stability of the region. The election of a majority of Hamas-supported candidates in the January 2006 elections held in the Palestinian territories is widely considered to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to stability in the Middle East as a whole. In Israel, the effect of the elections which were held on March 28, 2006 on the future relations between Israel and the Palestinian Authority cannot be predicted. The political and security situation in Israel may result in claims by certain parties with whom we have business relations that they are not obligated to perform their commitments under those arrangements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, the majority of our facilities are located in Israel, which may be adversely affected by political and military conditions. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we may experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities or to our suppliers’ facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot provide any assurance that security and political conditions will not have such an effect in the future. Continued armed conflict and instability in the region may have an adverse affect on our business conditions, including our ability to develop, manufacture and market products.

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

        We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by no later than the end of our 2007 fiscal year. We are at the initial stages of commencing the process of determining whether our existing internal controls over financial reporting systems is compliant with Section 404. This process may take up to twelve months to complete. If it is determined, during this process, that we are not in compliance with Section 404, we may be required to implement new internal control procedures and evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. If we are unable to implement these changes effectively and efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

        Some of our subsidiaries are not wholly owned by us. Accordingly, disagreements with other shareholders in such subsidiaries, on the management and operation of such subsidiaries, could adversely affect our portion of the revenues derived by such subsidiaries.

        Some of our subsidiaries are not wholly owned by us and we may not exercise control. For example, in Freelink Ltd., in which we hold 48% of its outstanding share capital and 50% of the voting rights, in 2005, we have managed to resolve various disagreements with our jointly controlling partner, related to the operations and management of Freelink. For further details, please see Item 7.B – Related Party Transactions – “Transactions with our affiliates and associates” below. In Freelink as well as other subsidiaries in which we are not the sole shareholder, we jointly control the management and operations of such subsidiaries and depend on agreement of other shareholders to various management decisions. In the event that we cannot agree with the other shareholders on management decisions and reach a deadlock, the operations of our subsidiaries may temporarily in some cases discontinue which may result in a decrease in the revenues of such subsidiaries, and therefore in our revenues. In addition, in Crow Australia, in which we own 60% of the issued share capital, we have various disagreements with the minority shareholders, including in respect of funds owed by the minority shareholders to Crow Australia, alleged claims of entitlements to commissions by the minority shareholders and other claims that the minority shareholders and us have against each other. In addition, in Crow Australia, we depend on local management of Crow Australia, which is currently managed by our minority shareholders. Therefore, in the event that we may not be able to resolve our disagreements with the minority shareholders, it may have an adverse affect on our control over the daily management of Crow Australia and hence may adversely affect our operating results. For further details, please see Item 7.B – Related Party Transactions — “Transactions with our affiliates and associates” below and Item 4.A – History and Development of the Company under the caption “Recent Developments” below.

        We have relocated our main offices and other operational facilities to larger premises and constructed new premises for our plastic injection activities resulting in additional expense, which could adversely affect our financial condition in the event that we will not be able to meet our forecasts for growth.

        We have experienced growth in our operations and as a result, in 2005, we have relocated our principal offices to larger premises and entered into a new lease agreement in respect of such premises. In addition, as a result of our expected growth and operational needs, we have recently constructed new facilities for our plastic injection operations and currently undergoing relocation of our electronics assembly facilities. Such relocation results in a substantial increase in our expenditure on lease, equipment and adjustment of the new facilities to our needs. If we are unable to successfully manage our growth and expenses and increase our revenues, our results of operations may be adversely affected. For further information, please see Item 4.D. – Property, Plant and Equipment below.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

        We are mainly engaged in the area of security alarm systems. We design, develop, manufacture, sell and distribute a broad range of sophisticated security detection and alarm systems consisting of a wide range of wired and wireless control panels, several lines of indoor and outdoor sensors, wired and wireless sensors, access controls and communication systems for use in commercial and industrial facilities, residential homes and open areas. In addition to our security detection and alarm systems, we also design and produce microwave barriers and perimeter protection systems for civil and military applications. In 2004 we entered into a new line of business, unrelated to our core business, of developing special application’s mobile phones. Currently we are at advanced stages of development of the special application’s mobile phones. Completion of the development of the special application’s mobile phone is conditioned mainly on adjustment of the initial units of new mobile phone which was developed by us to fit market and regulation requirements. For details, see “Recent Developments” below.

        Crow Technologies 1977 Ltd. (Crow) is primarily an Israeli holding company, and our principal business activities are conducted through Crow’s Israeli subsidiary, Crow Electronic Engineering Ltd. (Orev), which was acquired in July 1999. Until 2004, Crow did not have a core business that was independent of its and Orev’s subsidiaries nor did it manufacture or sell any products or services directly. Since the beginning of 2004, Crow is involved in the development of a special application’s mobile phone project. This project is not related to our core business of security alarm systems.

        Our principal business activities in the security alarms industry are conducted through Orev, which directly holds shares in, and directs the business operations of, its subsidiaries mentioned throughout this annual report.

        We sell our security alarm products throughout the world directly and through our distributors and security system integrators. In Israel we directly market and sell our products and our customers in Israel include central station monitoring providers and security systems integrators and installers. Our foreign customers outside of Israel consist primarily of independent distributors with whom we have distribution arrangements on both an exclusive and non-exclusive basis with respect to approximately fifty (50) countries throughout the world. We also customize our products to satisfy specific customer requirements, through Original Equipment Manufacturer (OEM) and Original Design Manufacturing (ODM) arrangements.

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

        The control of our company is currently held by Mr. Shmuel Melman, Sender Holdings Inc., Mr. Abram Silver (the controlling person of Sender), and Mr. Jacob Eilenberg (through a trustee Mr. Asher Barak). Mr. Melman, Sender Holdings Inc., Mr. Silver and Mr. Eilenberg (through a trustee, Mr. Asher Barak) are also parties to a shareholders’ agreement that regulates their relations and rights as our shareholders (for a detailed description thereof, please see Item 7.A under the caption “Shareholders’ Agreement” below).

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

        The acquisition was structured as a tax-free sale by the Orev shareholders. However, in December 2003, the Israeli Tax Authorities have assessed, on a “best judgment” basis, that Crow has a tax liability of approximately NIS 40 million in connection with the acquisition of Orev. Mr. Melman has also received a tax assessment in connection with the sale of his shares in Orev and the subsequent purchase of our shares by Mr. Melman, reflecting an increased tax liability for Mr. Melman of approximately NIS 17 million. Mr. Melman has reached a settlement agreement with the Israeli Tax Authorities with respect to the above tax assessment on January 27, 2005. Further to an objection filed by us to this assessment with the tax authorities, on December 28, 2005, we have reached a settlement agreement with the Tax Authorities, which , among other things, provided for the cancellation of the tax assessments for the year 1999 (NIS 40 million) with respect to Crow and thus Crow’s tax liability for that year. For further discussion, please see Item 10.E under the caption “Taxation and Government Program”.

        The acquisition of ArrowHead Alarm Products and Crow Australia Pty Ltd.

        During 2001, we purchased majority interests in two companies – ArrowHead Alarm Products and Crow Australia Pty Ltd. ArrowHead develops, manufactures, and markets security alarm products in New Zealand, including those manufactured by us, and certain control panel products. Crow Australia Pty Ltd. is a distributor of our security alarm products located in Australia. We purchased the interests from shareholders of these companies in consideration for shares of Crow and monetary consideration.

        The Establishment of ScanVision Technologies Ltd.

        In 2002, Orev entered into an agreement with another individual to establish ScanVision Technologies Ltd., and holds approximately 48% of the outstanding share capital and 50% of the voting rights of Scan Vision. ScanVision develops patented technology for security and CCTV (Closed Circuit Television) motion-less applications, which enables the monitoring of sensitive VMD (Video Motion Detection) based CCTV systems and conceals security camera locations. Pursuant to the agreement for the establishment of ScanVision, Orev agreed to provide ScanVision, in its first year of operations, a loan of up to $200 thousand. Furthermore, Orev agreed to provide ScanVision with an additional amount of up to $200 thousand in the form of a loan or guarantee for its second year of operations, if and to the extent that such funding shall be necessary. As of July 13, 2006, Orev has loaned ScanVision a total amount of NIS 1,109 thousand (which is equivalent to approximately $249 thousand). All loans provided to ScanVision carry an interest rate of 4% adjusted to the CPI. ScanVision’s products are still in a developmental stage and since its inception, ScanVision did not have any revenues and it incurred an accumulated loss of NIS 1,105 thousand since its inception.

        Recent Capital Expenditure

        Since the beginning of 2004, we has been involved in the development of a special application’s mobile phone project which is not related to our core business of security alarm systems (see “Recent Developments” below). Until July 13, 2006, we have expended approximately NIS 1.7 million on research and development of such mobile phones.

        In December 2004, we entered into a lease agreement with a third party for the lease of new premises located in Airport City, Israel, pursuant to which we relocated our main facility in June 2005. In addition, in 2005, we constructed new facilities for our plastic injection activities. Such construction resulted in a substantial capital expenditure in 2005 in the aggregate sum of approximately NIS 2.3 million (which is approximately $0.5 million) for mainly purchasing equipment and machines and adjustment of the new facilities to our needs. In 2006, we also entered into new lease agreements for relocation of our electronic assembly activities to larger facilities. We expect to have increased capital expenditure as a result of such relocation and anticipate that we will relocate to the new premises by end of 2006. See Item 4.D – Property, Plants and Equipment below for a detailed description of these agreements.

        Overall, in 2005 we expended NIS 11.6 million (approximately, $2.5 million) in acquisition of equipment, machinery and adjustment of new facilities to our needs.

Recent Developments

        On July 6, 2006 the Company and four of its shareholders entered into a binding term sheet with Fortissimo Capital Fund G.P., L.P. with respect to an investment in the Company. Pursuant to the proposed terms; Fortissimo and other co-investors will (i) invest $4,707,938 in the Company in consideration for 627,725 newly issued Ordinary Shares; and (ii) acquire 548,723 Ordinary Shares from Mr. Silver and Mr. Melman (our controlling shareholders) and from Mr. Jacobson, our director and Mr. Batchon, our chief financial officer for a total consideration of $4,115,423. The transaction reflects a price per share of $7.50. Subsequent to the closing of the contemplated transaction, Fortissimo will own approximately 23.5% of the Company. Pursuant to the contemplated transaction, Fortissimo shall be entitled to nominate two directors to the board of directors of the Company and the existing shareholders’ agreement by and among the controlling shareholders of the Company shall be amended to reflect such entitlement as well as other terms of Fortissimo’s investment. The audit committee and board of directors have approved the terms of the term sheet. The transaction shall be consummated pursuant to definitive agreements that will be executed between the Company, the selling shareholders and Fortissimo and is subject to the approval of our shareholders. For further information, please also see Item 7.A. – Major Shareholders under the caption “Fortissimo’s Investment” below.

        In October 2005 and in April 2006, our subsidiary, Orev, entered into procurement Original Equipment Manufacturing (OEM) Agreements with two prominent and leading international groups, for the manufacture by Orev of a line of products under the purchaser’s trade name, to be sold by the purchaser throughout the world. Both agreements are for an initial term of one year, automatically renewable for further periods of one year each. The agreements provide for forecasts with respect to the quantities predicted to be purchased by the purchaser. The agreements further provide for the delivery and payment schedules, procedures and the parties’ respective responsibilities. Orev is obligated to provide a warranty with respect to the products and the agreements set forth its responsibility regarding replacement and repair of products. Both parties undertook to maintain the confidentiality of the other party’s confidential information. Although the October 2005 agreement does not expressly contain any commitment to purchase minimum quantities or binding purchase orders, we expect that the budgeted annual sales volume under the agreement for the year 2006 will exceed US$4.7 million. In respect of the April 2006 agreement, although the agreement also does not expressly contain any commitment to purchase minimum quantities or binding purchase orders (except that in each rolling forecast, the first 2 months of such rolling forecast are firm and committed orders), we anticipates significant annual sales volume under the agreement in the coming years. For further description of these agreements, please refer to Item 4.B. – “Customized OEM Solutions” below.

        In December 2005, a settlement agreement was reached with the Israeli tax authorities, which canceled the tax assessment of approximately NIS 40 million in connection with the acquisition of Orev in the year 1999 with respect to Crow and thus Crow’s tax liabilities for that year. Such settlement agreement was reached after we have objected to an assessment made by the Israeli tax authorities in December 2003 that we have a tax liability of approximately NIS 40 million. It should be noted that Mr. Melman has also received a tax assessment, and has filed an objection thereto, in connection with the sale of his shares in Orev and the subsequent purchase of our shares by Mr. Melman, reflecting an increased tax liability of approximately NIS 17 million. Mr. Melman has reached a settlement agreement with the Israeli Tax Authorities with respect to the above tax assessment on January 27, 2005. Please see also Item 10.E – “Taxation and Government Programs”, below.

        In 2005, a new employment agreement between Orev and Mr. Melman was approved by our audit committee, board of directors and our shareholders. In January 2004, our board of directors appointed Mr. Melman as Crow’s chief executive officer, in addition to him serving as Orev’s chief executive officer. Mr. Melman has been a founder of Orev, one of our controlling shareholders, director and our chief executive officer. For further details concerning Mr. Melman’s new employment agreement, please see Item 7.B. – “Transaction with our directors and principal officers” below.

        A new employment agreement between Orev and Mrs. Monique Bennoun-Melman was approved by our audit committee and board of directors in 2004 and by our shareholders in 2005. Mrs. Bennoun-Melman is the wife of Mr. Melman and serves as our director of marketing and sales. For further details concerning Mrs. Melman-Bennoun new employment agreement, please see Item 7.B. – “Transaction with our directors and principal officers” below.

        In 2005, a consulting services agreement between Crow and Mr. Silver (through a company controlled by him) was approved by our audit committee, board of directors and our shareholders. Mr. Silver is one of our controlling shareholders and director. For further details concerning Mr. Silver’s consulting services agreement, please see Item 7.B. – “Transaction with our directors and principal officers” below.

        Following our examination of various ways to improve our ability to monitor and supervise the management and business procedures of our foreign subsidiaries, we acted, among other things, to receive more frequent management reports from our subsidiaries and to amend the corporate documents of some of our subsidiaries to implement better control mechanisms, including, with respect to decision making in such subsidiaries. We have amended the articles of association of our New Zealand, ArrowHead Alarm Products Ltd., to specify provisions regarding the convening of board and shareholders’ meetings, quorum provisions, adoption of resolutions, appointment of directors to the board. We are currently in the process of amending the articles of association of our Australian subsidiary, Crow Australia Pty Ltd. to this effect. In 2006, we have also changed the signatory rights in Crow Australia Pty Ltd. to ensure adequate supervision and control over expenditure by Crow Australia and required from local management more frequent ongoing reports concerning the activity of Crow Australia.

        Since the beginning of 2004, we have been engaged in the development of special application’s mobile phones for the use of persons with special needs. This project, which is not related to our core business of security alarm systems, is in its advanced stages of development of the product. During the years 2004 and 2005, we expended approximately NIS 1 million and NIS 524 thousand, respectively, on research and development of these phones. We believe that this project may have a major potential for success and profitability. In connection with the development and manufacturing of the initial test units of the phones, in July 2004, we have entered into a development and manufacturing agreement with an Israeli affiliate of an international corporation, engaged in the area of communication technologies. This agreement applies only with respect to the development and manufacturing of the initial test units, for which we have paid a total amount of approximately $117 thousand. Currently, we are in the process of negotiating with said manufacturer the adjustment of the initial units of new mobile phone which was developed by us to fit market and regulation requirements.

        In addition, in 2004, we have also entered into a memorandum of understanding (MOU) for the trial marketing of the initial test units of the new application mobile phone. The MOU provides for the cooperation between us and a European corporation which is allowed to resell mobile telecommunication services in Germany, Austria and the German speaking part of Switzerland. This corporation informed us that it has business connections with major cellular operators in Europe and that it has already conducted market research pursuant to which there is a demand for our contemplated product. The MOU sets forth the details of the trial marketing of the initial test units and provides for the responsibilities of each party thereunder. At this stage, none of the parties is entitled to remuneration from the other. The MOU had expired in July 2005 and has not been renewed although the parties continued to cooperate in relation to the MOU. In connection with the currently negotiated adjustment of the initial units as described above, we are currently negotiating commitment for minimum purchases of the initial units by such European corporation. Should the trial marketing succeed (which shall be determined in concert by the parties), the parties shall negotiate a final agreement for the marketing and distribution of the products.

        In 2005, we also entered into a letter of intent with another European corporation for the marketing and sale of the new application mobile phone developed by us, on an exclusive basis, in the territory of the French Republic and the Netherlands and provided such European corporation purchases minimum quantities, it shall have a right of first refusal to market and sell our contemplated product in Norway, Sweden, Finland, Denmark, Ireland and the UK. Since the development of the contemplated product has not been completed, neither party is entitled to any remuneration from the other. Although we believe that our efforts in developing and selling our contemplated product will be successful, there can be no assurance that we will succeed in entering into this new field and sell the new products.

        In 2005, we entered into an agreement with Video Domain Technologies Ltd. (our associate) for the joint development and production of an alarm video verification system. For further details, please see Item 7.B. – Related Party Transactions – “transactions with our affiliates and associates” below.

        In October 2005, our agreement as of March 2004 with a financial advisor retained by us to assist us with respect to various strategic transactions had expired. We have paid the sum of $30 thousand to the financial advisor pursuant to the agreement and have no further payment obligations under such agreement.

B.	BUSINESS OVERVIEW

        We are mainly engaged in the area of security alarm systems. We design, develop, manufacture, sell and distribute a broad range of sophisticated security detection and alarm systems consisting of a wide range of wired and wireless control panels, several lines of indoor and outdoor sensors, wire and wireless sensors, access control systems and communication systems for use in commercial and industrial facilities, residential homes and open areas. In addition to our security detection and alarm systems, we also design and produce microwave barriers and perimeter protection systems for civil and military applications. In addition, since the beginning of 2004, we have been engaged in the development of a special application mobile phone which is not related to our core business of security alarm systems (see Item 4.A. – “Recent Developments” above). Our principal business activities in the security alarms business are conducted through Orev Electronic Engineering Ltd. (Orev) and its subsidiaries. Please also see “Organizational Structure” below, for a detailed description of the subsidiaries’ products and activities.

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

        We are focused on the expansion of our worldwide sales, particularly in Europe and the United States, through our distributors and through OEM/ODM arrangements. To further our expansion, we have adopted a distribution growth strategy through engagements with international distributors for our products.

        As part of our strategy, we have been focusing our research and development efforts on developing new products and product upgrades based on existing models in order to maintain a competitive position in changing markets. We have developed methods to modify our external systems with relative ease to enable the control of multiple sensors by remote means. The proprietary technologies that serve as the basis for the development of our newest systems are wireless products and control panels, which we develop and improve in cooperation with our subsidiary ArrowHead Alarm Products Ltd.

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

        Presently our products consist mainly of “off the shelf” products. However, at the request of original equipment (design) manufacturers (OEM/ODM) and other customers, we customize these security systems to satisfy such specific requirements. We sell these customized solutions, primarily to OEM partners in England, Italy, Germany and North America. Our products are evaluated by a number of potential new OEM/ODM customers in addition to the existing OEM/ODM customers. Please see the caption “Customers, Marketing and Sales – Customized OEM Solutions” below and in Item 4.A. -Information on the Company, under the caption “Recent Developments” above.

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

        Our primary products are detectors. In 2003, 2004 and 2005 detectors accounted for approximately 82%, 80% and 78.2% of our sales, respectively. This decline is mainly a result of the growth of our control panels’ sales. Most of our products are sold under our brand name. We have original equipment manufacturer customers, for whom we manufacture private label products. In 2003, 2004 and 2005 the Original Equipment (design) Manufacturer (OEM/ODM) sales accounted for about 3%, 6% and 7.2% of our total sales, respectively.

        Although our products range in price between $4 and $290, approximately 80% of the detectors sold by us are priced between $5 to $9. Our detectors are sold with a limited manufacturers warranty for various periods ranging between one to five years depending on the specific product. Under our warranty, we either repair a defective product or replace it with a new one. Since our primary activities consist of the manufacturing of security solutions and we do not take part in their installation and operation, we do not provide maintenance (other than standard warranty to repair) or monitoring service in connection with our security systems.

        We also focus on the production of high-end, mirror-based motion detection systems. These mirror-based systems use varifocal mirror lenses that substantially improve the focus and energy-level of system sensors, while substantially reducing the risk of false alarms.

        A primary characteristic of our products is the implementation of advanced technology, which is based upon our proprietary software and hardware. As much as possible, we rely upon patent and trademark registration, copyrights, confidentiality agreements, and use of Applied Specific Integrated Circuit (ASIC) in our products to protect our proprietary software and related products. We are not aware of any third parties infringing upon any of our patents, trademark or copyrights which we own directly or through our subsidiaries.

        We constantly strive to improve the performance and design of our products to meet specific customer and market demands and innovate new products. Among our new products that are currently being developed are the following:

—	client servers and monitoring central station software implementing TCP/IP;
—	GPRS and video transmission technologies;
—	development of a new line of wireless accessories including smoke, shock, glass break and PIR devise employing a line of new single and dual channel ASIC’s;
—	new product lines of outdoor detectors; and
—	wireless active photo beam sensors.

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

        We believe that ISO 9001:2000 reinforces consumer confidence in Israel and indicates to our customers that we maintain adequate management and manufacturing standards, thus assuring the excellent quality of our products. In addition, we have obtained approval for several of our products from Underwriters Laboratories in the United States and similar organizations in Europe, including the CE standard of the European Union and other local standards of the member states. The approval of our products by these organizations is crucial to our sales efforts, since our distributors and customers generally purchase approved products.

Proprietary Rights

        Our products are manufactured using technologies developed mainly by us. However, we also engage technology suppliers to develop certain technologies for our products. These technologies are developed based on our proprietary knowledge and under the condition that we own the technology developed.

        ScanVision develops products based on a patent which was registered in the United States under the name of the individual founder of ScanVision. In 2004, this patent was transferred under the name of ScanVision. In addition, ScanVision is in the process of transferring under its name a patent which is currently registered in Japan in the name of an entity owned by the individual founder.

        In addition, Freelink currently develops wireless products based, among other things, on a license from the other controlling shareholder of Freelink to use a patent which is registered in the United States under the name of such shareholder.

        In most of our other products, we do not incorporate any third-party licensed technologies. We rely on a combination of trademark, copyright, trade secrets, patents and contractual restrictions to protect our intellectual property. Crow is a registered trademark in several countries where we distribute our products.

Customers, Marketing and Sales

Domestic Sales

        In Israel we directly sell and market our products. Our customers in Israel include central station monitoring providers and security systems integrators and installers. We employ three sales people who are responsible for sales in the domestic market to installers, alarm monitoring stations and retailers. We also have one outlet in Israel for retail sales. Domestic sales represented 11%, 11% and 10% of our revenues in 2003, 2004 and 2005, respectively.

Worldwide Distribution

        Our foreign customers outside of Israel consist primarily of independent distributors with whom we have distribution arrangements on both an exclusive and non-exclusive basis in approximately fifty (50) countries throughout the world. We engage in sales outside of Israel through our subsidiaries and distributors. Our subsidiaries and distributors outside of Israel are responsible for the marketing and sales in their respective territory. We have exclusive arrangements with many of our distributors. In 2005 we replaced our previous distributor in England with a new exclusive distributor in the UK and the Republic of Ireland. While most of our distribution relationships can be terminated by either party upon short notice and without significant penalty, we have maintained long-standing relationships with a vast majority of our distributors.

        We promote the sales and marketing of our products through:

—	our web site;

—	international trade shows and exhibitions;

—	direct advertising in international security magazines;

—	training and support of distributors' sales and technical force; and

—	by participating in our distributors' marketing expenses.

        During 2003, 2004 and 2005 our sales to three (3) foreign distributors accounted for approximately 22%, 23% and 23% of our total sales, respectively. The loss of any of these three (3) major customers would adversely affect our business. In 2003, the three customers were our distributors in Poland and the former Soviet Union (approximately, 13% of our sales), South America (approximately, 6% of our sales) and Italy (approximately, 3% of our sales). In 2004, the three customers were our distributors in Poland and the former Soviet Union (approximately, 13% of our sales), Spain (approximately, 5% of our sales) and Belgium (approximately, 5% of our sales). In 2005, the three customers were our distributors in Poland and the former Soviet Union (approximately, 12% of our sales), Spain (approximately, 6% of our sales) and South America (approximately, 5% of our sales). We do not have written agreements with our main foreign distributors and domestic customers and we rely on our reputation and the reputation of our products to retain our distributors and customers. In recent years we have been entering into written agreements with our new foreign distributors and OEM/ODM partners.

        Further to our acquisitions in Australia and New Zealand in 2001, we intend to continue focusing on the expansion of our foreign sales in these and other countries, and to adopt a growth strategy, which contemplates engagements with OEM clients and foreign distributors for our products.

        Although Crow Electronic Engineering Inc.‘s (our independent distributor in North America and Mexico until recently) exclusive distribution rights expired in December 2003, it continued, until recently, to serve as our independent distributor in North America and Mexico. In March, 2006, we terminated our distribution relations with Crow Electronic Engineering Inc. and are currently examining suitable distribution channels in its stead. We recorded a provision for doubtful debts with respect to a portion of Crow Electronic Engineering Inc.‘s debt to us. As of July 13, 2006, Crow Electronic Engineering Inc’s debt to us amounts approximately to US$700 thousand. We are currently in the process of taking measures in order to recover said debt. Mr. Yosef Harel, who is a minority shareholder of Crow Australia (one of our subsidiaries), holds a controlling interest, together with others, in Crow Electronic Engineering Inc. Please see “Related Party Transactions” in Item 7.B below.

Customized OEM Solutions

        We also engage in the manufacturing and design of customized security systems solutions requiring specialized applications which are marketed under another label. We sell these customized systems outside of Israel directly to certain original equipment manufacturer customers primarily in England, Italy, Germany and North America. These customized systems represented about, 3% in 2003, 6% in 2004 and 7.2% in 2005. We are constantly striving to expand this market by enhancing our strategic relationships with OEM/ODM partners throughout the world.

        Our subsidiary, Orev, entered into an OEM agreement, effective as of December 10, 2003, with an international corporation engaged in the field of intelligent building systems (the purchaser), for the manufacture by Orev of a line of products (six kinds of detectors) under the purchaser’s trade name, to be sold by the purchaser throughout the world (except Israel). The unique plastic housings of these products may only be used for the purchaser’s products, except that we have the right to sell these products in Israel under our name (including the plastic housings). In addition, the agreement sets forth forecasts with respect to the quantities predicted to be purchased by the purchaser and the purchaser undertook to use its best efforts to meet these forecasts. The agreement anticipates purchase forecasts that could result in revenues of US$ 26 million during the term of the agreement (assuming a five years term). During 2004 and 2005 and as of the date of this report, the quantities purchased by the purchaser under the agreement were substantially lower than the forecast for these years as stipulated in the agreement. We believe that this deficiency is mainly due to restructuring changes which were made within the purchaser however, there is no assurance that anticipated purchase forecasts will be met in the future.

        Orev also entered into two other major OEM/ODM agreements with leading international groups, both for a term of one year each, automatically renewable for further period of one year each. For further description of these agreements, please see Item 4.A. – Information on the Company, under the caption “Recent Developments” above.

        Freelink Ltd. (one of our subsidiaries) has also entered into an OEM agreement, effective as of July 15, 2004, with an international corporation engaged in the field of security systems and accessories, for the supply of wireless products according to technical specifications provided in the agreement. Under the agreement, the purchaser undertook to purchase such minimum quantities as shall be determined in the first quarter of 2006. The agreement provided that the minimum quantities shall be determined in the first quarter of 2006, however, as of July 13, 2006, no such minimum quantities have been determined. During 2005, the agreement resulted in revenues of approximately US$100 thousand, a sales volume which is lower than expected. The agreement granted exclusively to Freelink the right to develop and supply the products to it during the term of the agreement and two years after termination but in any event for a period not exceeding 5 years. The agreement is for an initial term of five years and may be renewed subject to certain conditions or terminated by either party, with a six months prior notice, effective on the third or any subsequent anniversary of the term of the agreement. The agreement further provides for the delivery and payment schedules, procedures and the parties’ responsibilities. Freelink provides a warranty with respect to the products and the agreement sets forth its responsibility regarding replacement and repair of products. Freelink is responsible for the compliance of the manufacturing and testing procedures with the ISO standards and specifications; and the purchaser is responsible for the compliance of the products with any additional local market national standards. Each of the parties may terminate the agreement in certain events of breach by the other party or insolvency of the other party. In addition, the purchaser may also terminate the agreement in the event that it considers any of the prices of the products uncompetitive and the parties fail to reach an agreement within 2 months of the purchaser’s notice with respect to these circumstances. Following the initial 12 months of the agreement, Freelink may terminate the agreement if the sale of the products are substantially below the forecasts and remain below the forecasts within the subsequent 6 months.

Our Sales

        During 2005, approximately 90% of the sales of our products were derived from exports, or sales outside of Israel. The following sets forth certain information regarding our domestic sales in Israel and exports to other countries during the last three (3) years.

        Revenues from Sales:

	For the Year Ended December 31,
	2005		2004		2003
	NIS in thousands	% of total sales	NIS in thousands	% of total sales	NIS in thousands	% of total sales

Export Sales	109,746	90%	102,759	89%	88,669	89%
Domestic Sales (Israel)	12,247	10%	12,156	11%	11,468	11%

Total Sales	121,993	100%	114,915	100%	100,137	100%

Breakdown of Export Sales by Geographic Region:

Europe	68,249	56%	66,847	58%	51,406	52%
Australia, New Zealand and
South & East Asia	29,909	25%	27,711	24%	26,817	27%
North and South America	11,352	9%	7,987	7%	9,372	9%
Others	236	0%*	214	0%*	1,074	1%

Total Export Sales	109,746	90%	102,759	89%	88,669	89%

* Sales in other geographical regions amounted to less than 1% of total sales.

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

Raw Materials

        The parts and materials used by us in the manufacturing of our products consist primarily of printed circuits, Applied Specific Integrator Circuits (ASIC’s), electronic components, microprocessors, lenses, sensors, plastic elements and other related components. These parts and materials are generally available from numerous sources at competitive prices. However, our products include a number of unique and high-technology components that are available from only a few suppliers and, in some cases, a single supplier. If our suppliers are unable to fulfill our needs for such components, we may be unable to fill customer orders in the short-run. In order to protect ourselves from such risk, we endeavor to keep higher levels of inventory of such components so that, in case of shortages, we will have enough inventory for a sufficient period of time, which will enable us to either find alternative technological solutions or alternative suppliers. The prices of certain of our raw materials have increased recently due to global increase in commodities’ prices and increase in global demand for electronic components. We do not have written agreements with most of our suppliers.

Environmental Matters

        We anticipate that compliance with various laws and regulations (including compliance with ROHS regulations regarding lead-free products) relating to protection of the environment will not have a material affect on our earnings or competitive position.

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

Material Holdings

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest

Crow Electronic Engineering Ltd. (Orev)*	Israel	100%**
ArrowHead Alarm Products Ltd.	New Zealand	51%***
Crow Australia Pty Ltd.	Australia	60%
Freelink Ltd.	Israel	48%****
Actech Access Technologies Ltd.	Israel	50%
Secucell Ltd.	Israel	99%
ScanVision Technologies Ltd.	Israel	48%****
Video Domain Technologies Ltd.	Israel	34%

*Wholly owned by Crow. The interests of the other corporations listed below are held by Orev.
** The shares are currently held in trust by Bank Hapoalim as security for credit line provided by the bank. See Item 4.D – Property, Plants and Equipment.
***The minority shareholders in Crow Australia allegedly claim to own 0.9% of ArrowHead.
****Represents 50% of the voting power of the subsidiary.

Crow Electronic Engineering Ltd. (Orev)

        Orev was incorporated in 1982, and since its inception, has been engaged in the development, manufacturing, and sale of security and alarm products. Most of our business activities are conducted through Orev, which directly holds shares in, and directs the business operations of, its subsidiaries listed above. Crow acquired Orev in 1999. See “Capital expenditures and Divestitures – The Acquisition of Orev” in Item 4.A. In 2005, Orev’s unconsolidated revenues were approximately NIS 98.2 million with a gross profit of approximately NIS 35.5 million and a net profit of approximately NIS 10.9 million.

ArrowHead Alarm Products Ltd.

        In January 2001, we purchased 51% of ArrowHead Alarm Products Ltd., which develops, manufactures, and markets security alarm products in New Zealand, including those manufactured by us, and certain control panel products. In 2005, ArrowHead’s revenues were approximately NIS 10.7 million with a gross profit of approximately NIS 4.8 million and a net profit of approximately NIS 185 thousand.

Crow Australia Pty Ltd.

        In April 2001, we purchased 60% of Crow Australia Pty Ltd., a distributor of our security alarm products located in Australia. In 2005, Crow Australia’s revenues were approximately NIS 14.8 million with a gross profit of approximately NIS 5.8 million and a loss of approximately NIS 332 thousand.

Freelink Ltd.

        In 1999, Orev established Freelink Ltd., as a private company in Israel, and held upon its formation approximately 48% of its share capital, and 50% of its voting power. Freelink develops and markets short-range wireless systems for security purposes, based on spread spectrum and certain proprietary technology relating to communications. Its product range includes wireless security systems for home automation, as well as indoor wireless security systems, and perimeter wireless detection systems. Freelink also has a right to use patents registered in the U.S., Europe and Israel in the name of the other shareholder in Freelink, for the method and the system for immune low rate modems. In 2005, Freelink’s revenues were approximately NIS 2.3 million with a gross profit of approximately NIS 0.8 million and a loss of approximately NIS 378 thousand.

Actech Access Technologies Ltd.

        In June 2001, Orev entered into an agreement with Camden Trading Ltd. Inc., for the establishment of a new Israeli company, Actech Access Technologies Ltd., which would develop, manufacture and market electronic access control systems. Orev holds 50% of the outstanding share capital of this company. In 2005, Actech’s revenues were approximately NIS 171 thousand with a gross profit of approximately NIS 143 thousand and a loss of approximately NIS 12 thousand.

Secucell Ltd.

        In 1999, Orev established Secucell Ltd. as a substantially wholly owned company. Secucell provides research and development services in Israel for our other subsidiaries. Secucell’s revenues are derived only from the services it renders to our other consolidated subsidiaries and therefore Secucell’s revenues do not affect our total consolidated revenues.

ScanVision Technologies Ltd.

        In 2002, we established ScanVision Technologies Ltd. with others and we hold approximately 48% of its outstanding share capital and 50% of the voting rights in ScanVision. ScanVision develops technology for security and CCTV motion-less applications. In 2005, ScanVision did not have any revenues and it incurred a loss of approximately NIS 126 thousand.

Video Domain Technologies Ltd.

        In 1997, Orev established Video Domain Technologies Ltd, a private company that was incorporated in Israel, and held 60% of its share capital upon its formation. We currently hold 34% of this company’s shares. Video Domain manufactures and markets a full line of digital video and audio, CCTV (closed circuit television) and remote surveillance solutions. Digital CCTV equipment including recording and transmission systems are installed in places requiring continuous monitoring of protected areas. This equipment is designed and manufactured by Video Domain, which specializes in the development, engineering, integration and marketing of stand-alone and PC-based digital motion video/audio surveillance and communication systems. In 2005, Video Domain’s revenues were approximately NIS 10.6 million with a gross profit of approximately NIS 5.5 million and a loss of approximately NIS 0.4 million. As a result, we recorded for the year 2005 equity losses representing 34% of Video Domain’s losses, which amounted to approximately NIS 226 thousand.

D.	PROPERTY, PLANTS AND EQUIPMENT

        Our principal executive offices are located at 12 Kineret Street, Airport City, Israel, where we conduct our management, research and development, sales and marketing, and operations, occupying a two storey building, consisting of a 19,174 square feet (approximately 1,787 sqm) first floor and a 18,695 square feet (approximately 1,740 sqm) second floor which includes an office space of 13,330 square feet (approximately 1,240 sqm) and a 5,365 square feet (approximately 500 sqm) patio. In addition, the building has, a 6,438 square feet (approximately 600 sqm) intermediate floor and a 18,241 square feet (approximately 1,700 sqm) basement. Our use of the intermediate floor and the basement is conditional upon receiving various building permits and approvals. The agreement is for an initial term of seven years commencing as of April 1, 2005 and ending on March 31, 2012. However, we were granted an option to extend the term of the lease by two further periods of five years each. Orev granted a bank guarantee in the sum of NIS 392 thousand (approximately $85 thousand) to provide a security to the lessor.

        We also maintain manufacturing facilities in Afula, Israel, consisting of approximately 8,560 square feet (approximately 800 sqm). We lease these facilities under a lease agreement for a term ending in February 2008 (the initial term ended in December 2003 and we have extended the lease under the same conditions until February 2008 and we are able to terminate the agreement on February 2007 with three months prior notice).

        In addition, we have a sales center for the Israeli market in Holon, Israel consisting of approximately 1,940 square feet (approximately 180 sqm). We lease this sales center under a lease agreement for a term ending in December 2005, which was extended for a further term of one year until December 2006 with an option to extend for an additional year until December 2007.

        In addition, as of July 2005, Orev leased premises in Alon Tavor, Israel, consisting of approximately 14,480 square feet (approximately 1,350 sqm) for the purpose of injection of plastic parts of our products. In April, 2006, we extended the term of lease of these premises until April 30, 2013 and changed the option term from one year to two periods of three year each after April 2013. As security, in addition to a bank guarantee in the sum of NIS 48 thousand (approximately, $11 thousand), Crow undertook to guarantee the obligations of Orev under the agreement

        Also, as part of our need to expand our activities, as from April, 2006, Orev entered into lease agreements for the lease of facilities in Afula (which shall replace Orev’s currently leased facility in Afula consisting of 800 sqm described above), consisting of approximately 22,500 square feet (approximately 2,100 sqm), which shall be used as our electronics facilities up until April 2013 and for the lease of a warehouse, consisting of approximately 8,300 square feet (approximately 780 sqm) in Afula, up until April 2013 (and for an additional two periods consisting of three years each). In addition to a bank guarantee in the sum of NIS 78 thousand (approximately $17 thousand) and a credit note in an identical amount, provided as securities to the lessor, Crow undertook to guarantee the fulfillment of obligations of Orev under the agreements.

        As of July 13, 2006, our total rent in consideration for all of our facilities in Israel, amounts to approximately $44 thousand per month.

        Freelink, Secucell, ScanVision and Actech conduct their operations in our Airport City facilities pursuant to arrangements with Orev. Video Domain leases an area in Petach Tikva. Each company uses its own equipment.

        In addition to the one-time expense in connection with the relocation of our facilities, we also anticipate increased current expenses resulting from the larger size of the new location as well as increased capital expenditure for purchase of equipment and machinery and adjustment of the new premises to our operational needs. We expect that the new locations will allow a better working environment and facilitate adequate preparation for future growth.

        Since October 2003, all of Crow and Orev’s assets are pledged to Bank Hapoalim under floating liens. As described above, in 1999 we borrowed an amount of NIS 54 million from Bank Hapoalim for the purpose of financing the purchase of Orev’s share capital. In addition, Bank Hapoalim has been providing us with credit lines for our current operations. In 1999, we pledged our shares of Orev in order to secure the initial loan. In June of 2001, Orev’s board of directors agreed to provide Bank Hapoalim with a floating lien on Orev’s entire assets provided that Orev shall negotiate with the bank an increase of its lines of credit. In February 2003, the board of directors of Orev resolved that, following its resolution from June 2001, an increase of up to NIS 10 million of its existing credit line with Bank Hapoalim shall be authorized; and that, in order to secure the repayment of all the amounts owed to Bank Hapoalim by Orev and/or Crow, it shall grant the bank a floating lien on its entire assets and shall guarantee the obligations of Crow toward Bank Hapoalim. In addition, in February 2003, the board of directors of Crow resolved that, following the resolution of Orev’s board of directors from June 2001, and as per the request of Bank Hapoalim, Crow shall undertake to use any amounts transferred to Crow from Orev (including dividends and management fees) for the purpose of repaying Crow’s obligations toward the bank. Crow’s board further resolved to grant Bank Hapoalim a lien on amounts transferred to Crow from Orev and a floating lien on its entire assets. In addition, the board resolved that Crow shall guarantee the obligations of Orev towards the bank. In October of 2003, the documents required for the consummation of Orev’s and Crow’s above resolutions were executed.

        As of the date of this report, Bank Hapoalim approved our credit line of up to NIS 69 million, out of which we used the total sum of NIS 34.6 million.

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

        We are at the final stages of negotiating an arrangement with Bank Hapoalim and with a second major Israeli bank that would allow us to divide our banking needs and resulting obligations between these two banks.

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

        Our subsidiary, Crow Australia leases premises in three separate locations. In 2005, Crow Australia entered into a lease agreement for the lease of 1,755 square feet (approximately 164 sqm) in Sydney, to be used as a sales center, for an aggregate annual rental fee of approximately $24 thousand. The lease is valid until October 2006 and an option to extend for a further term of one year with three months prior notice. In addition, Crow Australia entered in 2005 into a second lease agreement for the lease of 3,617 square feet (approximately 338 sqm) in Western Australia, to be used as a sale center, for an aggregate annual rental fee of approximately $17 thousand. The lease is valid until July 2008 with an option to extend the lease for further terms of one year each for a total of three years. In February 2006, Crow Australia entered into a new lease agreement pursuant to which it had relocated its headquarters to larger premises of 8,164 square feet (approximately 763 sqm). The lease is for a period of five years with an option to extend the lease for a further period of five years, with an annual rental fees are approximately $67 thousand, adjusted to the Australian CPI, and paid to the lessor on a monthly basis.

ITEM 4.A.	UNRESOLVED STAFF COMMENTS

        Not Applicable

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

        The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this report.

Overview

        We are mainly engaged in the area of security alarm systems. We design, develop, manufacture, sell and distribute a broad range of sophisticated security detection and alarm systems consisting of a wide range of wired and wireless control panels, several lines of indoor and outdoor sensors, wired and wireless sensors, access control systems and communication systems for use in commercial and industrial facilities, residential homes and open areas. In addition to our security detection and alarm systems, we also design and produce microwave barriers and perimeter protection systems for civil and military applications. In addition, since the beginning of 2004, we have been engaged in the development of a special application’s mobile phone which is not related to our core business of security alarm systems (see Item 4.A. – “Recent Developments” above).

        Our principal business activities in the security alarms systems are conducted through our subsidiary Orev (acquired by us in 1999), which directly holds shares in, and directs the business operations of, its subsidiaries mentioned throughout this annual report.

        We sell our security alarm products throughout the world, directly and through our distributors and security system integrators. In Israel we market and sell our products directly and our customers in Israel include central station monitoring providers and security systems integrators and installers. Our foreign customers outside of Israel consist primarily of independent distributors with whom we have distribution arrangements on both an exclusive and non-exclusive basis with respect to approximately fifty (50) countries throughout the world. In addition, we also engage in the manufacturing and design of customized security systems solutions requiring specialized applications which are marketed under another label. We sell these customized systems outside of Israel directly to certain original equipment and design manufacturer customers primarily in England, Italy, Germany and North America. Please also see “Customers, Marketing and Sales – Customized OEM solutions” in Item 4.A. above.

Significant Accounting Principles and Policies

        Our financial statements are prepared in accordance with Israeli Generally Accepted Accounting Principles (Israeli GAAP), and audited annually in accordance with the audit standards of the Public Company Accounting Oversight Board (United States) (PCAOB). A discussion of the significant accounting policies which we follow in preparing our financial statements is set forth in Note 2 to our consolidated financial statements included elsewhere in this annual report. The following is a summary of certain principles that have a substantial impact upon our financial statements and, we believe, are most important to keep in mind in assessing our financial condition and operating results. Also refer to Note 19 to our consolidated financial statements included elsewhere in this annual report regarding material differences between U.S. GAAP and Israeli GAAP.

        Reclassification. Certain amounts from prior years have been reclassified to conform to the current year’s presentation. Regarding the years 2001, 2002, 2003, and 2004, we performed reclassification which was affected by a setoff of balances of loans to and receivables from jointly controlled entities to us (minority portion) against the balance of provision for accrued loss of jointly controlled entities (minority portion). Accordingly, NIS 1,804 thousand, NIS 635 thousand, NIS 1,591 thousand and NIS 2,166 thousand, respectively, have been reclassified from “Trade receivables, net” in “current assets ” to “Loans to jointly controlled entities” in “long-term investments” and NIS 773 thousand, NIS 866 thousand, NIS 2,040 thousand and NIS 3,326 thousand, respectively, have been reclassified from “Other accounts payable and accrued expenses (provision for accrued loss of jointly controlled entities)” in “current liabilities” to “Loans to jointly controlled entities” in “long-term investments”. This reclassification has no effect on the statements of operations and shareholders’ equity for the years ended December 31, 2001, 2002, 2003 and 2004.

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

        For additional analysis of tax issues, please refer to Notes 15 and 19(g) of our consolidated financial statements included elsewhere in this report.

        Revenue Recognition. Revenues from product sales are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collection is probable.

        Inventories: Inventories are stated at the lower of cost or market value. Cost of Inventories is determined as follows: Raw materials – using the “first-in, first-out” method. Work-in-progress and finished products – on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. During 2003, 2004 and 2005, Orev wrote-off inventory in the amount of NIS 232 thousand, NIS 939 thousand and NIS 633 thousand ($ 138 thousand), respectively. The write-offs are included in cost of sales. During 2003, 2004 and 2005 Orev consumed inventories that were written off in the past in the amount of NIS 102 thousand, NIS 56 thousand and NIS 405 thousand ($ 88 thousand), respectively.

        Impairment of fixed assets: The Company applies Accounting Standard No. 15, “Impairment of Assets”. The Standard applies to the assets included in the balance sheet other than inventories, assets arising from construction contracts, assets arising from employee benefits, deferred tax assets and financial assets (with the exception of investments in affiliates). According to the Standard, whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset’s net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. An impairment loss recognized should be reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the impairment loss was recognized.

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

	Year Ended December 31
	2005	2004	2003

Sales	100%	100%	100%
Cost of Sales	63.1%	61.2%	64.4%
Gross Profit	36.9%	38.8%	35.6%
Research & Development Expenses	6.9%	5.9%	5.2%
Sales and Marketing Expenses	9.2%	9.5%	8.6%
General & Administrative Expenses	11.3%	11%	12.3%
Amortization of Other Assets	0.8%	0.8%	0.9%
Operating Income	8.7%	11.7%	8.6%
Income Before Tax	7.1%	6.9%	3.4%
Taxes on Income	1.4%	6.1%	0.3%
Equity in losses of an affiliate	0.2%	0.1%	1.5%
Net Income	5.5%	0%*	0.9%

*Net Income in 2004 amounted to 0.04% from total sales.

Analysis of our Operation Results for the Year ended December 31, 2005 as Compared to the Year ended December 31, 2004.

        Sales. In the year ended December 31, 2005, our sales amounted to approximately NIS 122 million as compared to approximately NIS 114.9 million in the year ended December 31, 2004. This increase of approximately NIS 7.1 million was primarily the result of an increase in our export sales in South America (NIS 2.3 million), New Zealand (NIS 1.7 million), Europe (NIS 1.4 million) and in the USA (NIS 0.8 million). The main reason for this increase was that sales of our control panels have continued to increase during 2005 which resulted in an increase of the sales of our detectors. Sales of our wireless products and accessories increased as well during 2005.

        Cost of Sales. In the year ended December 31, 2005 our cost of sales amounted to approximately NIS 77 million as compared to approximately NIS 70.3 million in the year ended December 31, 2004. This increase of approximately NIS 6.7 million is mainly due to materials consumed together with the changes of inventory of work in progress and finished products that have increased from NIS 51.5 million in 2004 (equals to 44.8% of our sales) to NIS 55.8 million in 2005 (equals to 45.8% of our sales). This increase resulted from the increase of 6.2% of our volume of sales as described above and due to an increase in the costs of part of our raw materials such as plastic parts, metals and some electronic components. Salaries and related expenses have increased from NIS 11.8 million in 2004 to NIS 12.3 million in 2005. This increase resulted from the recruitment of new employees due to an increase in our production and due to the commencement of plastic injections activity “in house” since the third quarter of 2005 that had been previously performed by subcontractors. In addition other manufacturing costs have increased from NIS 2.9 million in 2004 to NIS 4.8 million in 2005 mainly due to the cost of relocation of our main operational facilities to larger facilities and due to an increase in fixed overhead expenses.

        Gross Profit. In the year ended December 31, 2005 our gross profit amounted to approximately NIS 45 million as compared to approximately NIS 44.6 million in the year ended December 31, 2004. This increase of approximately NIS 0.4 million resulted from the increase of our sales volume. Our gross profit margins reached 36.9% in the year 2005 as compared to gross profit margins of 38.8% in the year 2004. Such decrease resulted mainly from an increase in the cost of sales as mentioned above and also from suspension of production in our previous operational facilities (as a result of the relocation to the new facilities) in June 2005.

        Research and Development. In the year ended December 31, 2005, our research and development expenses amounted to approximately NIS 8.4 million as compared to approximately NIS 6.8 million in the year ended December 31, 2004. This increase of approximately NIS 1.6 million resulted from the increase of our research and development expenses (mainly salaries and related expenses) in our main business, the security alarms field, in order to develop new products and customize some of our products for OEM customers.

        Selling and Marketing Expenses. In the year ended December 31, 2005, our selling and marketing expenses amounted to approximately NIS 11.2 million as compared to approximately NIS 10.9 million in the year ended December 31, 2004. This increase of approximately NIS 0.3 million resulted from an increase in our salary expenses due to an increase in the number of employees in our selling and marketing department in Australia.

        General and Administrative Expenses. In the year ended December 31, 2005, our general and administrative expenses amounted to approximately NIS 13.8 million as compared to approximately NIS 12.6 million in the year ended December 31, 2004. This increase of approximately NIS 1.2 million is due primarily to an increase in our salary expenses to management and administrative staff (NIS 0.7 million) and an increase in our consulting and professional services received from third parties (NIS 0.7 million).

        Amortization of Intangible Assets. In the years ended December 31, 2004 and 2005 we incurred amortization expenses amounting to approximately NIS 0.9 million with respect to the amortization of the marketing rights assets resulting from Orev’s acquisition of its Australian subsidiary in April 2001. These assets are amortized over a period of 5 years commencing on the day of acquisition and ending in March 2006.

        Operating Income. In the year ended December 31, 2005, our operating income amounted to approximately NIS 10.7 million as compared to approximately NIS 13.4 million in the year ended December 31, 2004. This decrease of approximately NIS 2.7 million resulted primarily from the increase in our research and development, selling and marketing and our general and administrative expenses.

        Financial Expenses. In the year ended December 31, 2005, our financial expenses amounted to approximately NIS 1.6 million as compared to approximately NIS 2.7 million for the year ended December 31, 2004. This decrease of approximately NIS 1.1 million resulted mainly from the devaluation of the NIS during the year 2005 as compared to the U.S. dollar (6.8%). During the year 2004 there was a revaluation of the NIS as compared to the U.S. dollar (-1.6%). Such devaluation in year 2005 increased our dollar-linked trade receivables which are higher than our dollar-linked liabilities.

        Other Expenses. In the year ended December 31, 2005, our other expenses amounted to approximately NIS 0.5 million as compared to approximately NIS 2.8 million for the year ended December 31, 2004. This decrease of approximately NIS 2.3 million resulted from decrease in the provision to doubtful debt of a loan to our associate, Video Domain Technologies Ltd. and from a decrease in the amount of our interest in losses of jointly controlled entities attributed to the other shareholders in such entities (primarily from a decrease in losses of Freelink in 2005), which was recorded due to guarantees and loans provided by us to those jointly controlled entities.

        Taxes on Income. In the year ended December 31, 2005, our Taxes on Income amounted to approximately NIS 1.7 million as compared to approximately NIS 7 million for the year ended December 31, 2004. This decrease of approximately NIS 5.3 million resulted mainly from a decrease in our tax provision in respect of previous years. In 2004 our tax provision in respect of previous years (mainly the years 1999-2003 was due to tax assessments for the years 1999-2001) amounted to an expense of NIS 5.4 million and during 2005 our tax provision in respect of previous years amounted to an income of NIS 1.3 million due to a settlement agreement with the Israeli tax authorities regarding the above tax assessments). See Item 10.E. – Taxation and Government Programs, below.

        Equity in losses of an affiliate. In the year ended December 31, 2005, our equity in losses of an affiliate amounted to approximately NIS 0.23 million as compared to approximately NIS 0.16 million for the year ended December 31, 2004. This increase of approximately NIS 0.07 million resulted from an increase in the losses of our associate, Video Domain Technologies Ltd.

        Net Income. In the year ended December 31, 2005 our net income amounted to approximately NIS 6.8 million as compared to approximately NIS 0.04 million for the year ended December 31, 2004. Although our operating income decreased as compared to the year 2004, our net income increased due to a decrease in our tax and financial expenses and other non-operating expenses.

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

        The following is a breakdown of the percentage of our sales by geographic regions:

Year ending December 31,	Europe	Australia, New Zealand, South and East Asia	America	Israel	Other

2005	56%	25%	9%	10%	0	%*
2004	58%	24%	7%	11%	0	%*
2003	52%	27%	9%	11%	1%

        *Other sales amounted to less than 1% of our total sales.

        Our continuing focus on the European, New Zealand and South America markets in 2005 resulted in an increase in our total sale in the above territories as compared to the year 2004. Consequently, the share of New Zealand and South America as a percentage of our total sales in 2005 increased compared to 2004 and the share of Europe as a percentage of our total sales has decreased in 2005 as compared to 2004 despite an increase in the total sale in Europe in 2005. Our focus on the European market in 2004 resulted in an increase of our total sale in Europe as compared to the year 2003. Consequently, the share of the American and the Australian and New Zealand markets as a percentage of our total sales has decreased. Please also see Item 4.B. – Business Overview under the caption “Our Sales”.

Conditions in Israel

        We are incorporated under the laws of the State of Israel and our principal offices and our operational facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations.

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

        Until 1998, transactions in foreign currency were strictly regulated. In May 1998, the Bank of Israel liberalized its foreign currency regulations by issuing a new “general permit” providing that foreign currency transactions are generally permitted, although some restrictions still apply. Under the new general permit, foreign currency transactions prescribed by the Israeli Currency Control Law, 1978 must be reported to the Bank of Israel; and a foreign resident must provide his financial mediator with certain details regarding a transaction in which Israeli currency is being deposited in, or withdrawn from, his account. We cannot predict the future impact of exchange controls on the value of the NIS as compared to the dollar and other foreign currencies and the corresponding effect on our financial statements. The Israeli Government and the Israeli Central Bank’s monetary policies contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth and a high rate of unemployment. There can be no assurance that the Israeli Government and the Israeli Central Bank will be successful in their attempts to keep prices and exchange rates stable. Price and exchange rate instability may have a material adverse effect on our business.

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

Year Ended December 31	Israeli Consumer Price Index	Israeli Inflation (Deflation) Rate %	Devaluation (Revaluation) Rate %	Inflation/Deflation Adjusted for Devaluation/ Revaluation %

2001	170.9	1.4	9.3	(7.2)
2002	182.0	6.5	7.3	(0.74)
2003	178.6	(1.9)	(7.6)	6.2
2004	180.7	1.2	(1.6)	2.85
2005	185.1	2.4	6.8	(4.1)

        Since the institution of the Israeli Economic Program in 1985, the rate of inflation, while continuing, has been significantly reduced, and the rate of devaluation has been substantially diminished. The annual rates of inflation (deflation) during the years ended December 31, 2001, 2002, 2003, 2004 and 2005 were approximately 1.4%, 6.5%, (1.9%), 1.2% and 2.4%, respectively, while during such periods effected a devaluation (revaluation) of the NIS against the U.S. dollar of approximately 9.3%, 7.3%, (7.6%), (1.6)% and 6.8%, respectively. During each of the three years ended December 31, 2001, 2002, and 2005 the rate of devaluation of the NIS against the U.S. dollar exceeded the rate of inflation in Israel; during the year 2003, the rate of revaluation of the NIS against the U.S dollar exceeded the rate of deflation in Israel and during the year 2004, the rate of inflation in Israel exceeded the rate of revaluation of the NIS against the U.S. dollar.

        The dollar costs in Israel increase if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind the inflation in Israel. Conversely, the dollar costs in Israel decrease if devaluation of the NIS against the U.S. dollar exceeds the rate of inflation in Israel.

        A devaluation of the NIS in relation to the U.S. dollar will have the effect of decreasing the dollar value of any of our assets that consist of NIS or receivables payable in NIS. Such a devaluation would also have the effect of reducing the U.S. dollar amount of any of our liabilities, which are payable in NIS (unless such payables are linked to the U.S. dollar). Conversely, any increase in the value of the NIS in relation to the U.S. dollar will have the effect of increasing the dollar value of any of our linked NIS assets and our linked NIS liabilities. The representative rate on December 31, 2005 was NIS 4.603 per $1.00.

TABLE OF EXCHANGE RATES (NIS TO US DOLLAR)	High	Low

Annually
Fiscal 2003	4.924	4.283
Fiscal 2004	4.634	4.308
Fiscal 2005	4.741	4.299

Quarterly
First Quarter 2005	4.414	4.299
Second Quarter 2005	4.574	4.348
Third Quarter 2005	4.610	4.475
Fourth Quarter 2005	4.741	4.579

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

        As of December 31, 2005, we had a working capital of approximately NIS 18.2 million, which consists of current assets of approximately NIS 77.6 million less current liabilities of approximately NIS 59.4 million, as compared to our working capital as of December 31, 2004, which amounted to approximately NIS 10.7 million, consisting of the then current assets of approximately NIS 71.7 million less the then current liabilities of approximately NIS 61 million.

        The main current assets as of December 31, 2005 were cash (approximately NIS 12 million), inventory (approximately NIS 34.9 million) and trade receivables (approximately NIS 24 million) compared to the main current assets as of December 31, 2004 which were cash (approximately NIS 12.7 million), inventory (approximately NIS 31 million) and trade receivables (approximately NIS 23.4 million).

        Most of our cash and cash equivalents are held in U.S. dollar.

        Net cash provided by operating activities for the year ended December 31, 2005 was approximately NIS 14.1 million as compared to net cash provided by operating activities of approximately NIS 14 million and NIS 8.6 million for the years ended December 31, 2004 and December 31, 2003, respectively. The increase of approximately NIS 0.1 million (net) in the year 2005 as compared to the year 2004 resulted mainly from the increase in net income and trade payables in 2005 as compared to the increase in other accounts payable and accrued expenses (including mainly provision for taxes),a provision to doubtful debt of a loan to an associate and an increase in inventory in 2004 . The increase of approximately NIS 5.4 million (net) in the year 2004 as compared to the year 2003 resulted mainly from the increase in other accounts payable and accrued expenses (including mainly provision for taxes) and a provision to doubtful debt of a loan to an associate, in 2004 as compared to the increase in inventory, the increase in deferred income taxes net and the decrease in net income in 2003.

        We financed the purchase of substantially all of the assets, liabilities and business of Orev with a loan from Bank Hapoalim in the principal amount of approximately NIS 54 million. In addition, Bank Hapoalim has been providing us with a credit line. Since 1999, we have been repaying the initial loan and the utilized credit balances. As of July 13, 2006, Crow owes Bank Hapoalim an aggregate amount of approximately NIS 28 million. This amount is composed of loans in NIS (approximately NIS 21.9 million) and loans in foreign currency. The foreign currency loans total, as of July 13, 2006, approximately $1.4 million. These foreign currency loans are payable in fixed payments from 2006 until 2010 and accrue annual interest at variable rates of approximately 1.85% above the London Inter-Bank Offering Rate. Most of the NIS loans (NIS 19.4 million) are payable upon demand and accrue interest at the prime rate as determined by Bank Hapoalim plus 0.5% and small portion of our NIS loans (NIS 2.5 million) are payable in fixed payments from 2007 until 2010 and accrue annual interest at the rate of 6.5%. Fluctuations in the PRIME rate and LIBOR could result in a material increase in interest expenses incurred in connection with these loans. In 2003, 2004 and 2005, the loans in NIS accrued interest at a weighted average of 9.2%, 6.2%, and 5.7%, respectively, while on December 31, 2005 the interest rate on our short-term NIS loans was approximately 6.5%.

        As of July 13, 2006 the loans provided to Orev by Bank Hapoalim consist of an on demand NIS loan currently amounting to NIS 3.9 million; $0.4 million outstanding loan payable on October 2006. These loans bear the same interest rates as the loans provided to Crow.

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

        Presently, Crow’s and Orev’s unused sources of liquidity consist of approximately NIS 34.4 million under the credit line provided to us by Bank Hapoalim.

        As of the date of this report, Bank Hapoalim provided us with a credit line of NIS 69 million of which we used approximately NIS 34.6 million.

        For further details, please see Item 4.D – “Property, Plant and Equipment” above.

Loans and guarantees granted to our subsidiaries.

        Freelink Ltd. – In 2000, Orev made an interest-free loan to Freelink Ltd., an entity jointly controlled by Orev and Royalinks Ltd., in the aggregate principal amount of approximately $200 thousand. The maturity date of this loan has not yet been determined. This loan is linked to the U.S. dollar and currently amounts to $175 thousand. In addition, Orev provided a guarantee to secure a $250 thousand credit facility provided by Bank Hapoalim to Freelink. In August, 2005 we have entered into an agreement with Royalinks addressing, among other things, future financing of Freelink by its jointly controlling shareholders and repayment of Freelink’s outstanding debt to Orev and Mr. Fish and Royalinks in the sum of approximately NIS 4.4 million. For further details, please see Item 7.B. – Related Party Transaction -“Transactions with our affiliates and associates” below.

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

        In July 2003, Orev and the other shareholders of ArrowHead acquired a building in New Zealand to be used primarily for the operations of ArrowHead. The building has been leased to ArrowHead and on the date of the transaction the lease agreement had a remaining period of 10 years. The building was sold to Orev and the other shareholders of ArrowHead (in accordance with their respective share of Arrowhead) subject to that lease. In addition, ArrowHead had an option to prepay the rent for the entire period of the lease in the amount of NZD 1,050 thousand. The agreement provided that in the event that ArrowHead exercises this option, the purchase price of the building shall be NZD 274 thousand and in the event that ArrowHead does not exercise this option, the purchase price of the building shall be NZD 1,304 thousand. In any event, the purchasers (Orev and the other shareholders of ArrowHead) shall not utilize the 10 year period remaining under the lease agreement. ArrowHead exercised its option to prepay the rent and Orev and the other shareholders of ArrowHead purchased the building in the amount of NZD 274 thousand. ArrowHead funded the prepayment and purchase price by means of a 15-year loan from a New Zealand bank, which is secured by a mortgage on the property. In addition, Orev and its partners have also provided the bank with a direct guarantee in the amount of NZD 266 thousand and NZD 254 thousand, respectively. See also Item 4.D – Property, Plants and Equipment, for an additional description of the building.

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

        ScanVision Technologies Ltd. – Pursuant to the agreement for the establishment of ScanVision, Orev agreed to provide ScanVision, in its first year of operations, a loan of up to $200 thousand. Furthermore, Orev agreed to provide ScanVision with an additional amount of up to $200 thousand in the form of a loan or guarantee for its second year of operations, if and to the extent that such funding shall be necessary. As of the date of this report, Orev has loaned ScanVision a total amount of approximately NIS 1.1 million (which is equivalent to approximately $249 thousand). All loans provided to ScanVision are adjusted to the CPI and carry an adjusted interest rate equal to 4%.

        Actech Access Technologies Ltd. – In June 2001, Orev entered into an agreement with Camden Trading Ltd. Inc. for the establishment of a new Israeli company, Actech Access Technologies Ltd., which would develop, manufacture and market electronic access control systems. Orev holds 50% of the outstanding share capital of Actech. Under the agreement, Orev committed to provide Actech with an initial loan in the amount of $65 thousand, and with further loans in an aggregate amount of up to $90 thousand in the event that further financing shall be required for development purposes. As of the date of this report, Orev has provided Actech with loans in the aggregate amount of approximately NIS 887 thousand (equivalent to approximately $200 thousand) (which is more than the amount which Orev committed to provide under the agreement). These loans are linked to the U.S. dollar and bear an annual interest rate of LIBOR plus 2%. Furthermore, Orev has committed to provide manufacturing and design services for Actech, at cost plus ten percent. As part of this agreement, Orev purchased from Camden Trading Ltd., Inc. know-how in the field of access control systems in consideration for $65 thousand.

        Secucell Ltd. – Orev provided a guarantee to secure a $200 thousand credit facility provided by Bank Hapoalim to Secucell.

        Video Domain Technologies Ltd. – Video Domain has an outstanding debt toward Orev amounting to approximately NIS 221 thousand, linked to the Israeli index (CPI) with no repayment date specified. In addition, Video Domain has an outstanding debt toward Orev amounting to approximately $373 thousand (representing a shareholders’ loan of $297 thousand and a debt resulting from returned inventory in the amount of $76 thousand). This amount is linked to the U.S. dollar and does not bear an interest. Under an agreement between Orev and Video Domain, dated March 16, 2004 and a second agreement as of May 2005 between Orev and Video Domain, the dollar linked amount shall be gradually repaid by Video Domain from the sales of certain product. Since actual sales of certain products resulting from both agreements were low, during 2004 and 2005, we made a provision for doubtful debt in the sum of NIS 1.5 million (approximately US$326 thousand) and NIS 334 thousand (approximately $73 thousand) of our loan to Video Domain, respectively, as a doubtful debt, therefore as of the date of this report the outstanding debt net of Video Domain to us (which has not be provided for by us as doubtful debt) is $11 thousand. For a description of this agreement, please see Item 7.B – Related Party Transactions. Also please see Note 18e to our consolidated financial statements included herein, with respect to a provision to doubtful debt of the above dollar linked debt.

        We intend to fund any remaining commitment with our working capital and if necessary, with bank credit.

        We believe that our working capital and credit line from Bank Hapoalim are sufficient for our present requirements and future plans.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        All of our manufacturing and research and development activities take place in Israel, except for a portion of our development and research and production that is performed in New Zealand. We are engaged in programs to develop and improve products, as well as to develop new and improved manufacturing methods. Expenditures for research and development activities engaged by us were approximately NIS 8.4 million in 2005, NIS 6.8 million in 2004 and NIS 5.2 million in 2003. The increase in our research and development expenses in 2005 compared to 2004 of approximately NIS 1.6 million resulted from an increase of our research and development expenses in our main business, the security alarms field, of approximately NIS 1.6 million and we have kept the volume of research and development expenses in our new line of business, special application’s mobile phone. The increase in 2004 compared to 2003 of approximately NIS 1.6 million resulted from an increase of our research and development expenses in our main business, the security alarms field, of approximately NIS 0.6 million and from the investment in our new line of business, special application’s mobile phone (see Item 4.A – “Recent Developments” above) of approximately NIS 1 million.

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

        The security and alarm industry is evolving through the introduction of new technologies, particularly specialized systems such as integrating wireless video and high performance detection applications. Orev has responded to these worldwide trends by expanding its product lines in those areas and enhancing its direct sales and marketing efforts through newly established business connections with new distributors and/or OEM/ODM partners and maintaining our relations with existing distributors and customers. We have been focusing our research and development efforts in the area of outdoor detection security systems, wireless solutions, control panels and communication solutions.

        As part of our strategy, we are currently working on improving our line of wireless products, control panels and customization of our products for OEM/ODM customers. In addition, the proprietary technology of our subsidiary ArrowHead Alarm Products Ltd. is serving as the basis for the development of Orev’s newest alarm panels and accessories.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following is a schedule showing our aggregate financial commitments (in NIS thousands):

Payment Due in NIS by Period (in thousands as of December 31, 2005)
Contractual Obligations	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years

Long Term Debt*	16,016	5,259	5,007	3,098	2,652
Operating Leases	39,710	2,845	5,575	5,345	25,945
Other Long-Term Obligations	5,929	-	-	-	5,929

Total Contractual Obligations	61,655	8,104	10,582	8,443	34,526

* We have a line of short-term and long-term credit with our bank amounting to approximately NIS 69 million, of which approximately NIS 35 million have not been utilized.

Amount in NIS of Commitment Expiration Per Period (in thousands as of December 31, 2005)
Other Commitment Obligations	Total Amounts Committed	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years

Short Term Loans*	22,899	22,899	-	-	-
Standby Letters of Credit	834	-	834	-	-
Guarantees	2,590	-	519	-	2,071

Total Other Commitment Obligations	26,323	22,899	1,353	-	2,071

* We have a line of short-term and long-term credit with our banks amounting to approximately NIS 69 million, of which approximately NIS 35 million have not been utilized.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The following persons are our directors, senior management and employees upon whose work we are dependent:

Name(1)	Age	Position

Meir Jacobson	54	Chairman of the Board
Shmuel Melman(2)	54	Director and Chief Executive Officer of Crow and Orev
Monique Bennoun-Melman(3)	43	Director and Director of marketing and sales of Orev
Ze'ev Avraham Slavin(4)	52	Director
Abram J. Silver(5)	53	Director
Alexander Werber	51	Independent Director
Uri Bar-Ner(6)	71	Independent Director
Jacob Batchon	33	Financial Officer of Orev
Noel E. Jennings	49	Chief Executive Officer of ArrowHead

(1) The table lists our directors and senior management as of the date hereof.
(2) Mr. Melman is a party to a shareholders’ agreement pursuant to which, among other things, he is entitled to nominate two directors to the board .The shareholders’ agreement also provides that if the parties thereto agree on the identity of an additional director, they shall all vote in concert for his/her appointment. For the description of the shareholders’ agreement, see “Major Shareholders – Shareholders’ Agreement” in Item 7.A below. Mr. Melman is married to Ms. Monique Bennoun- Melman.
(3) Mrs. Monique Bennoun – Melman is married to Mr. Shmuel Melman.
(4) Mr. Slavin serves as designee of Sender Holdings Inc, Mr. Abram Silver (the controlling person of Sender Holding) and Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak), who are parties to a shareholders’ agreement with Mr. Melman, pursuant to which, among other things, they are entitled to nominate two directors to the board. The shareholders’ agreement also provides that if the parties thereto agree on the identity of an additional director, they shall all vote in concert for his/her appointment. For the description of the shareholders’ agreement, see “Major Shareholders – Shareholders’ Agreement” in Item 7.A below.
(5) Mr. Silver is a party to a shareholders’ agreement pursuant to which, among other things, he is entitled to nominate (together with Sender Holdings Inc. and Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak)) two directors to the board. The shareholders’ agreement also provides that if the parties thereto agree on the identity of an additional director, they shall all vote in concert for his/her appointment. For the description of the shareholders’ agreement, see “Major Shareholders – Shareholders’ Agreement” in Item 7.A below.
(6) Mr. Bar-Ner’s appointment as an independent director has been renewed by our shareholders on February 28, 2006 for a further term of three years, until February 10, 2009, pursuant to the Israeli law.

        Meir Jacobson has served as Chairman of our board of directors since January 2000 and his term of service as our director was last renewed by our shareholders on November 20, 2005. Since May 1, 2004, Mr. Jacobson also serves as an independent director and chairman of the investment commitee of Phoenix Gemel Ltd, a wholly owned subsidiary of Phoenix Insurance Company (one of the leading insurance companies in Israel), which engages in management of pension and provident funds. Since December 2003, Mr. Jacobson serves as managing partner, Head of Corporate Finance, in Poalim Capital Markets, the investment banking arm of Bank Hapoalim (Israel’s largest bank). From the year 2000 and until September 2003, Mr. Jacobson has served as the Chief Executive Officer of Bridge Investment House Ltd., an Israeli investment banking firm. Prior to that time, Mr. Jacobson was the general manager of Nechasim M. I. Ltd., an Israeli governmental company established for the purpose of engaging in the privatization of banks in Israel. Mr. Jacobson is also a director of Ilex Medical Ltd. (formerly known as Orsys Ltd.), a publicly traded company. Mr. Jacobson has a B.A. degree in Economics and Accounting from Tel-Aviv University.

        Shmuel Melman is a founder of Orev and has served as the Chief Executive Officer of Orev since its inception in 1982. Since 1999, Mr. Melman also serves as our director and his term of service as our director was last renewed by our shareholders on November 20, 2005. Mr. Melman was appointed as the Chief Executive Officer of Crow on December 28, 2003. Mr. Melman is married to Mrs. Monique Bennoun-Melman.

        Monique Bennoun–Melman has served as our director since July 2000 and has been Orev’s director of marketing and sales since 1994 (excluding the period between 1997 and 1998). Ms. Bennoun-Melman’s term of service as our director was last renewed by our shareholders on November 20, 2005. Previously Ms. Bennoun-Melman has fulfilled numerous marketing positions including in the International Sales Division of Tadiran Telecommunications Ltd. between 1992 and 1994 and as a sales manager in Mennen Medical Ltd. from 1989 to 1991. Ms. Bennoun-Melman is a graduate of the Institute of Political Studies in Paris, France and has an M.B.A. from the Hebrew University in Jerusalem. Mrs. Bennoun-Melman is also married to Mr. Shmuel Melman.

        Ze’ev Avraham Slavin was elected to serve as our director on December 28, 2003 and his term of service as our director was renewed by our shareholders on November 20, 2005. Mr. Slavin is currently serving as a senior lecturer in a Jerusalem Talmudic College. Until 2002 Mr. Slavin has served as the CEO of several corporations engaged in the poultry industry. Mr. Slavin has received Rabbinic Ordination in 1980.

        Abram J. Silver was elected to serve as our director on December 19, 2004 and his term of service as our director as renewed by our shareholders on November 20, 2005. Mr. Silver currently serves as President and CEO of Kensington Capital Corporation, a New York based stock brokerage firm with membership in the NASD. He has been involved in the investor and investment banking community since April 1983 and has both business and real estate holdings in the U.S. and Israel.

        Alexander Werber was elected to serve as an independent director by our shareholders on September 24, 2000. On March 11, 2004, our shareholders appointed Mr. Werber to serve as our independent director for another term of three years. Mr. Werber serves as the Chairman of our Audit Committee. Mr. Werber currently serves as the CFO of Tissera Inc., a publicly traded company on the New York Stock Exchange. In the past Mr. Werber fulfilled financial positions in several Israeli high-tech companies such as Vcon Telecommunications Ltd., Rada Electronic Industries Ltd., CTMotin Ltd., and Norkom Technologies Ltd. and also co-founded Cellpay Ltd. Mr. Werber holds a B.A. degree in Economics from Tel Aviv University and is a Certified Public Accountant.

        Uri Bar-Ner was elected to serve as our independent director by our shareholders in February 2003. Mr. Bar-Ner’s appointment as an independent director has been renewed by our shareholders on February 28, 2006 for a further term of three years, until February 10, 2009. Mr. Bar-Ner is a former Ambassador of Israel to Turkey, where he was engaged in promoting economic business and trade relations between the two countries. Mr. Bar-Ner served as Consul General to Chicago and Deputy Consul General to New York where he concentrated in developing economic relations between Israel and the U.S.A. Mr. Bar-Ner served as Co-Chairman of medical Development for Israel and is in charge of raising funds and public relations for Schneider Children’s Medical Center. Mr. Bar-Ner was the deputy Director General of the Ministry of Foreign Affairs and served in diplomatic missions in Europe and Asia. Mr. Bar-Ner is currently an advisor to the President of the America-Israel Friendship Lead and is in charge of raising funds in this entity. Mr. Bar-Ner has a B.A in international relations and history from the Hebrew University of Jerusalem and an M.A. in political science from Emory University in Atlanta Georgia, U.S.

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

        Our articles of association provide for a board of directors of not fewer than five (5) members and not more than twelve (12) members. Our board of directors is presently comprised of seven (7) members. All directors hold office until the next annual meeting of shareholders, except for the independent directors, who hold office for a period of three years from their date of appointment by the shareholders (see Item 6.C below). Except for Mr. Jacobson, who serves as our chairman of the board, none of our directors serves under a contract as such and none of our directors is entitled to receive benefits upon termination of service as such. Mr. Jacobson’s agreement with us provides for a maximum period of three years although each party may terminate the agreement upon a 30 days advanced notice. The agreement with Mr. Jacobson was renewed in June 2006 for a further term of 3 years under the same terms and conditions, following the approval of our board and audit committee and requires the approval of our shareholders (see “Related Party Transactions” in Item 7.B).

        The shareholders’ agreement among Mr. Melman, Sender Holdings, Mr. Silver (the controlling shareholder of Sender Holdings) and Mr. Eilenberg (through a trustee, Mr. Asher Barak) provides, among other things, that Mr. Melman shall be entitled to appoint two directors; Sender, Silver and Eilenberg shall be entitled to appoint two directors, and should Melman on the one hand and either Sender and/or Eilenberg on the other hand, agree on the identity of a fifth director, they shall all vote in concert for his/her appointment. As of the date of this report, Mrs. Bennoun-Melman and Mr. Melman serve as the designees of Mr. Melman; Mr. Slavin and Mr. Silver serve as designees of Sender Holdings, Mr. Silver and Mr. Eilenberg (through a trustee, Mr. Asher Barak); and Mr. Jacobson serves as the shared designee of Mr. Melman, Sender, Mr. Silver and Mr. Eilenberg. For a detailed description of the shareholders’ agreement, see “Major Shareholders – Shareholders’ Agreement” in Item 7.A below.

B.	COMPENSATION

        The aggregate direct compensation paid to or accrued for the account of our principal officers and directors as a group during the fiscal year 2005 was approximately $875 thousand, compared to approximately $842 thousand in 2004. This amount includes the following compensation, if and to the extent paid or accrued during 2005: directors’ fees, officers’ compensation bonuses, amounts set aside or accrued to provide pension, retirement, insurance or similar benefits, amounts expended by us for automobiles made available to our officers and expenses (including business association dues and expenses) for which directors were reimbursed. From the amount set forth above, the aggregate direct compensation for 2005 paid to or accrued for the account of our directors and principal officers of all of our subsidiaries, including Orev, was approximately $732 thousand compared to approximately $653 thousand in 2004. The total amount set aside or accrued by us to provide pension, retirement, insurance or similar benefits to our directors and principal officers for the year 2005 was approximately $53 thousand.

        With respect to 2005, Mr. Melman and Mrs. Monique Bennoun-Melman were collectively remunerated a total amount of NIS 2.1 million. For our arrangements with Mr. Melman, Mrs. Bennoun-Melman and Mr. Silver, please see “Related Party Transactions” in Item 7.B below.

        Each of our directors (except for Mr. Jacobson) receives an annual fee of approximately $3,300 and an attendance fee of approximately $110 per meeting attended. Pursuant to our agreement with Mr. Jacobson, our chairman of the board, receives a monthly amount of $3 thousand (see “Related Party Transactions” in Item 7.B below).

C.	BOARD PRACTICES

        Independent Directors. The Israeli Companies Law, 1999 (Companies Law), became effective on February 1, 2000. Under the Companies Law, “public companies” incorporated under the laws of Israel are required to appoint two independent, or external, directors who reside in Israel. However, a public company whose shares or part thereof have been offered to the public outside of Israel or registered for trade outside of Israel, may appoint an external director who does not reside in Israel.

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

        Under the Companies Law, each committee, empowered to exercise any of the authorities of the company’s board of directors, is required to include at least one independent director. The term of an independent director’s service is three years and he/she may be elected for an additional three years period. Independent directors must be elected by a majority vote of the shareholders in a general meeting, provided that either: (i) such majority includes at least one third of the total votes of the shareholders participating at the meeting who are not the controlling persons of the company, or (ii) that the total votes against the election, by shareholders who are not the controlling persons of the company, do not constitute more than one percent of the total voting rights in the company. If Independent directors cease to meet the statutory qualifications for their appointment, or if they violate their duty of loyalty to the company, they may be removed by a special resolution of the shareholders (requiring the same special majority that is required for their appointment), or by a court order. If all directors are of the same sex, the next external director elected must be of the other sex.

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

        The following table sets forth the total number of our subsidiaries’ employees at the end of each of the past three years, and a breakdown of persons employed by main category of activity and geographic location:

	Year Ended December 31,
	2005	2004	2003

By area of activity:
Manufacture and Production	186	159	144
Research and Development	40	43	44
Sales and Marketing	22	19	19
Administration and Management	27	25	28
Total	275	246	235
By geographic location (out of total):
Israel	244	221	211
Australia	14	12	12
New Zealand	17	13	12
Total	275	246	235

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

        Israeli law generally requires that employers pay severance benefits upon the retirement or death of an employee or the termination of employment without due cause. We currently fund our ongoing severance obligations by contributing funds on behalf of our senior employees to a fund known as the “Managers’ Insurance”. This fund provides a combination of savings plan, life insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay, if legally entitled to, upon termination of employment. We decide on a case by case basis whether an employee is entitled to participate in the plan, and each such employee who agrees to participate contributes an amount equal to 5% of his or her salary and the employer contributes 14.43% of the employee’s salary. In addition, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, an agency, which is similar to the United States’ Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The employer is required to remit to the National Insurance Institute an amount equal to a percentage ranging between 5.33% and 5.68% of its employees’ wages; and the employee is required to remit to the National Insurance Institute an amount equal to a percentage ranging between 4.5% and 10.38% of his wages, depending on his wages’ level.

E.	SHARE OWNERSHIP

        The following sets forth, as of July 13, 2006, the share ownership of our directors and executive officers. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.

Name of Director/Officer(1)	Number of Ordinary Shares Beneficially Owned (2)	Number of Options/Warrants Exercisable Within 60 Days	Percentage of Total Shares(2)

Meir Jacobson	179,543	0	4.11%
Shmuel Melman (3)	3,126,371	0	71.5%
Abram Silver (4)	3,126,371	0	71.5%
Jacob Batchon	21,862	0	0.5%
Noel E. Jennings (5)	*	0	*
Ze'ev Avraham Slavin	*	0	*
Yosef Harel (6)	*	0	*

*owns less than one per cent of our outstanding share capital.

(1)	This table includes only current directors and officers that beneficially hold our shares. Mrs. Monique Bennoun-Melman does not directly hold our shares but is married to Mr. Shmuel Melman.

(2)	Percentages in this column are based on 4,372,275 ordinary shares outstanding as of July 13, 2006. There are no outstanding options/warrants, which are exercisable within 60 days of July 13, 2006. ‘Beneficial ownership’ is determined in accordance with the rules of the Securities and Exchange Commission (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) and shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for the purposes of determining the percent owned by such person or group. To our knowledge, the persons and entities named in the table above are believed to have sole voting and investment power with respect to all ordinary shares shown as owned by them, except as described below.

(3)	Mr. Melman directly holds 1,443,114 of our ordinary shares, constituting 33% of our outstanding share capital. In addition, Mr. Melman is a party to a shareholders’ agreement with Sender Holdings Inc., Mr. Silver (the controlling shareholder of Sender Holdings) and Mr. Eilenberg (through a trustee, Mr. Asher Barak), which regulates the parties’ vote with respect to the election of directors and provides for certain rights of first refusal in connection with the shares. Sender Holdings Inc. directly holds 397,352 of our ordinary shares, constituting 9% of our outstanding share capital, Mr. Silver directly holds 219,239 of our ordinary shares, constituting 5% of our outstanding share capital, and Mr. Eilenberg (through a trustee, Mr. Barak) directly holds 1,066,666 shares, constituting 24.4% of our outstanding share capital. Based on the information above, Mr. Melman may be deemed the beneficial owner of a total of 3,126,371 shares.

(4)	Mr. Silver directly holds 219,239 of our ordinary shares, constituting 5% of our outstanding share capital. Mr. Silver is the controlling person of Sender Holdings Inc. and is also a party to a shareholders’ agreement with Mr. Melman, Sender Holdings and Mr. Eilenberg (through a trustee, Mr. Asher Barak), which regulates the parties’ vote with respect to the election of directors and provides for certain rights of first refusal in connection with the shares. Mr. Melman directly holds 1,443,114 of our ordinary shares, constituting 33% of our outstanding shares capital, Mr. Jacob Eilenberg (through a trustee, Mr. Barak) directly holds 1,066,666 of our ordinary shares, constituting 24.4% of our outstanding share capital, and Sender Holdings directly holds 397,352 of our ordinary shares (constituting 9% of our outstanding share capital). Based on the information above, Mr. Silver may be deemed the beneficial owner of a total of 3,126,371 shares.

(5)	Received the shares as partial consideration for the sale of 51% of the share capital of ArrowHead Alarm Products Ltd. to Orev.

(6)	Received the shares as partial consideration for the sale of 60% of the share capital of Crow Australia Pty Ltd. to Orev.

Employee Share Option Plans

        As of the date of this report, we do not have any arrangements for involving the employees in our capital, including any arrangement that involves the issue or grant of our options or shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        As of July 13, 2006, we are controlled by the following natural and legal persons: Mr. Melman directly holds approximately 33% of our outstanding share capital; Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak) directly holds approximately 24.4% of our outstanding share capital; Sender Holdings Inc. directly holds approximately 9% of our outstanding share capital and Mr. Abram Silver, who is the controlling person of Sender, holds approximately 5% of our outstanding share capital. Mr. Melman, Mr. Eilenberg (through a trustee, Mr. Barak), Sender and Mr. Silver (the controlling shareholder of Sender) are parties to a shareholders’ agreement which regulates their voting in connection with the election of directors and provides for certain rights of first refusal with respect to their shares (see the caption “Shareholders’ Agreement” below). Please see also the table below and the notes relating thereto.

Beneficial Ownership of our Shares

        The following table sets forth, as of July 13, 2006, the number and percentage of ordinary shares beneficially owned by our major shareholders (shareholders known to us to beneficially own more than five percent (5%) of our ordinary shares).

Shareholder	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(1)

Shmuel Melman(2)	3,126,371	71.5%
Jacob Eilenberg (through a trustee, Mr. Asher Barak, Adv.)(3)	3,126,371	71.5%
Sender Holdings Inc.(4)	3,126,371	71.5%
Abram J. Silver(5)	3,126,371	71.5%

(1)	Percent of shares beneficially owned is determined based upon 4,372,275 ordinary shares outstanding as of July 13, 2006. ‘Beneficial ownership’ is determined in accordance with the rules of the Securities and Exchange Commission (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) and shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for the purposes of determining the percent owned by such person or group. To our knowledge, the persons and entities named in the table above are believed to have sole voting and investment power with respect to all ordinary shares shown as owned by them, except as described below.

(2)	Mr. Melman directly holds 1,443,114 of our ordinary shares, constituting 33% of our outstanding share capital. In addition, Mr. Melman is a party to a shareholders’ agreement with Sender Holdings Inc., Mr. Silver (the controlling shareholder of Sender Holdings) and Mr. Eilenberg (through a trustee, Mr. Barak), which regulates the parties’ vote with respect to the election of directors and provides for certain rights of first refusal in connection with the shares. Sender Holdings Inc. directly holds 397,352 of our ordinary shares, constituting 9% of our outstanding share capital, Mr. Silver directly holds 219,239 of our ordinary shares, constituting 5% of our outstanding share capital, and Mr. Eilenberg (through a trustee, Mr. Barak) directly holds 1,066,666 shares, constituting 24.4% of our outstanding share capital. Based on the information above, Mr. Melman may be deemed the beneficial owner of a total of 3,126,371 shares.

(3)	Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak, Adv.) directly holds 1,066,666 of our ordinary shares, constituting 24.4% of our outstanding share capital. In addition, Mr. Eilenberg (through a trustee, Mr. Barak) is a party to a shareholders’ agreement with Mr. Melman, Mr. Silver (the controlling shareholder of Sender Holdings) and Sender Holdings Inc., which regulates the parties’ vote with respect to the election of directors and provides for certain rights of first refusal in connection with the shares. Mr. Melman directly holds 1,443,114 of our ordinary shares, constituting 33% of our outstanding shares capital, Mr. Silver directly holds 219,239 of our ordinary shares, constituting 5% of our outstanding share capital, and Sender Holdings Inc. directly holds 397,352 of our ordinary shares, constituting 9% of our outstanding share capital. Based on the information above, Mr. Eilenberg (through a trustee, Mr. Barak) may be deemed the beneficial owner of a total of 3,126,371 shares. To the best of our knowledge, Mr. Barak, who serves as Mr. Eilenberg’s trustee, also serves as the sole director of Sender Holdings Inc.

(4)	Sender Holdings Inc. directly holds 397,352 of our ordinary shares, constituting 9% of our outstanding share capital. In addition, Sender is a party to a shareholders’ agreement with Mr. Melman, Mr. Silver (the controlling shareholder of Sender) and Mr. Eilenberg (through a trustee, Mr. Asher Barak), which regulates the parties’ vote with respect to the election of directors and provides for certain rights of first refusal in connection with the shares. Mr. Melman directly holds 1,443,114 of our ordinary shares, constituting 33% of our outstanding shares capital, Mr. Silver directly holds 219,239 of our ordinary shares, constituting 5% of our outstanding share capital, and Mr. Jacob Eilenberg (through a trustee, Mr. Barak) directly holds 1,066,666 of our ordinary shares, constituting 24.4% of our outstanding share capital. Based on the information above, Sender may be deemed the beneficial owner of a total of 3,126,371 shares. Sender Holdings Inc. is a Turks and Caicos Islands corporation which controlling shareholder is Mr. Abram J. Silver, a U.S. Citizen. Mr. Barak, who serves as Mr. Eilenberg’s trustee serves as the sole director of Sender Holdings Inc.

(5)	Mr. Silver directly holds 219,239 of our ordinary shares, constituting 5% of our outstanding share capital. Mr. Silver is the controlling person of Sender Holdings Inc. and is also a party to a shareholders’ agreement with Mr. Melman, Sender Holdings and Mr. Eilenberg (through a trustee, Mr. Asher Barak), which regulates the parties’ vote with respect to the election of directors and provides for certain rights of first refusal in connection with the shares. Mr. Melman directly holds 1,443,114 of our ordinary shares, constituting 33% of our outstanding shares capital, Mr. Jacob Eilenberg (through a trustee, Mr. Barak) directly holds 1,066,666 of our ordinary shares, constituting 24.4% of our outstanding share capital, and Sender Holdings directly holds 397,352 of our ordinary shares (constituting 9% of our outstanding share capital). Based on the information above, Mr. Silver may be deemed the beneficial owner of a total of 3,126,371 shares.

        None of our major shareholders have different voting rights than each other and/or than our other shareholders.

        The control of our company is currently held by Mr. Shmuel Melman, Sender Holdings Inc. and Mr. Abram Silver (the controlling person of Sender), and Mr. Jacob Eilenberg (through a trustee. Mr. Asher Barak). Mr. Melman, Sender Holdings Inc., Mr. Silver and Mr. Eilenberg (through a trustee, Mr. Asher Barak) are also parties to a shareholders’ agreement that regulates their relations and rights as our shareholders, as described below. See also “Fortissimo’s Investment” below.

Shareholders’ Agreement

        On August 11, 2003, Mr. Melman, Sender Holdings and Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak) entered into an agreement to regulate their rights and relations as our major shareholders. On July 8, 2004, this agreement was replaced by a new shareholders’ agreement, providing for substantially the same provisions, by and among Mr. Melman, Sender Holdings, Mr. Silver (the controlling shareholder of Sender) and Mr. Eilenberg (through a trustee, Mr. Barak).

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

Fortissimo's Investment

        On July 6, 2006 the Company and four of its shareholders entered into a binding term sheet with Fortissimo Capital Fund G.P., L.P. with respect to an investment in the Company. Pursuant to the terms of the term sheet: Fortissimo and other co-investors will (i) invest $4,707,938 in the Company in consideration for 627,725 newly issued Ordinary Shares; and (ii) acquire 548,723 Ordinary Shares for a total consideration of $4,115,423 from the following shareholders: (a) Mr. Silver, our director and controlling shareholder – 250,000 Ordinary Shares; (b) Mr. Melman, our director, CEO and controlling shareholder – 250,000 Ordinary Shares; (c) Mr. Jacobson, our director and chairman of the board – 43,723 Ordinary Shares; and (d) Mr. Batchon, our chief financial officer – 5,000 Ordinary Shares. The transactions reflect a price per share of $7.50. Subsequent to the closing of the contemplated transactions, Fortissimo will own approximately 23.5% of the Company. The term sheet further provides that Fortissimo will be entitled to nominate two directors to our board of directors and that the existing shareholders’ agreement by and among the current controlling shareholders of the Company will be amended to reflect such entitlement as well as other terms of Fortissimo's investment, including a right of first refusal, co-sale and co-buy rights and a drag along obligation. The drag along obligation provides that in the event that parties to the shareholders agreement that hold at least 60% of the issued share capital of the Company held by such shareholders decide to enter into a transaction for the sale of control of the Company to a third party, provided that such sale is for a price per share of at least $22.5 per share (subject to customary adjustments), then, the remainder of the parties to the shareholders agreement shall be obliged to agree to such sale and sell their pro rata share accordingly. In addition, the term sheet provides for the grant of certain registration rights to the investors such that, among other things, after the lapse of six months from the closing of the transactions the investors will be entitled to: (i) two demand registrations of their Ordinary Shares on Form F-3 under the Securities Act of 1933, as amended (but not more than one demand registration in any twelve month period) and (ii)"piggyback" registration rights for a period of 36 months. Following the closing of the contemplated transactions, Fortissimo will have a right to participate pro-rata in future issuances of our Ordinary Shares. Fortissimo and our controlling shareholders further agreed to establish a dividend policy for the Company. The term sheet is subject to the approval of our shareholders, Bank Hapoalim and other third parties as may be required, and may only be terminated if, within 30 days after the date of the term sheet, Fortissimo discovers a material item that it believes can have a material adverse affect on the value of Crow. Our audit committee and board of directors have approved the terms of the term sheet. The transaction shall be consummated pursuant to definitive agreements that will be executed between the Company, the shareholders parties to the term sheet, Fortissimo and the other co-investors as provided in the term sheet.

        As of July 13 2006, we had a total of 32* stockholders of record of which 20* were registered with addresses in the United States. Our United States holders were as of such date, the holders of record of approximately 54.87%* of our outstanding shares.

* Includes the Depository Trust Company.

B.	RELATED PARTY TRANSACTIONS

Transactions with our directors and principal officers –

        Orev had an option to sell, at its request, to Mr. Melman (our CEO and controlling shareholder) all of the ASICs (application-specific integrated circuits) that it holds in its inventory at their adjusted purchase price. The ASICs are used for wireless applications and were specifically designed and developed for our needs. The option was valid for a period of two years (ending in June 2004), as long as Mr. Melman is still employed by Orev. Our board of directors and audit committee decided on July 2005 not to exercise this option since the ASICs are still used in the manufacturing of our wireless products, for which sales are expected to increase (and therefore, the use of the ASICs in production will be increased as well). In November 2005, our shareholders approval for the abovementioned non-exercise was obtained. The balance of Orev’s ASICs inventory on December 31, 2005 was valued at approximately NIS 2.2 million, based on their historical adjusted NIS value.

        In the agreement for the acquisition of Orev from 1999, Mr. Melman has agreed to continue his employment with Orev for a period of an additional five years from the date of the agreement (May 26, 1999); and under the same terms to which he was entitled in December 1998. This arrangement was approved by our shareholders, and Mr. Melman has been employed as Orev’s CEO under the terms of his employment agreement with Orev which was effective on December 1998. As of May 26, 2004, this arrangement has expired. Nevertheless, Mr. Melman has continued to serve us. A new employment agreement between Mr. Melman and Orev, effective as of May 1, 2004, was approved by our board of directors, Audit Committee and our shareholders. The new employment agreement is for a term of sixty months commencing on May 1, 2004 and ending on April 30, 2009 and is automatically renewable for a further term of sixty months, unless prior notice of non-renewal is provided by either party. The agreement may be terminated by either party by a six months prior written notice. In addition, Orev may terminate the agreement with immediate effect under certain circumstances. Under the new employment agreement, Mr. Melman shall be entitled to a monthly gross salary of NIS 72,190, linked to the Israeli consumer price index as of May 1, 2004, and updated every January 1, commencing as of January 1, 2005, by 5% based on the previous December salary. 25% of Mr. Melman’s monthly salary is attributed and granted to Mr. Melman as special consideration for Mr. Melman’s commitment to non-competition. Mr. Melman undertook as part of the agreement to refrain from competing with our business during the term of the agreement and for a further period of twelve months. In addition, the agreement provided that Mr. Melman is not entitled to any performance based grants which were approved by our shareholders on September 27, 2000. Mr. Melman is entitled to a company car (which shall be registered in his name), as well as other standard benefits. Mr. Melman is entitled to choose, at his sole discretion, the make and model of the car, provided however that our participation in purchasing the company car is limited, in 2004, to a certain amount. Mr. Melman is entitled to replace the company car with another car as he chooses and once every three year period commencing as of December 2007 with our participation in the financing of the purchase of the new car calculated as follows: the difference between our part (based on the value of a car of a certain make and model divided by the purchase price of the new car) in the selling price of the car and the purchase price of a new car of a certain make and model at the relevant date. The remainder shall be borne solely by Mr. Melman. We believe that the other terms of Mr. Melman’s employment agreement are customary in our industry. Mr. Melman currently serves as Crow’s CEO without additional compensation.

        Monique Bennoun-Melman, who is married to Mr. Shmuel Melman, our CEO, serves as our director of marketing and sales. The terms of employment of Ms. Bennoun-Melman by Orev were amended in 2004 and accordingly a new employment agreement, effective as of August 1, 2004, was approved by our board of directors, Audit Committee and our shareholders, setting out the terms of employment of Ms. Bennoun-Melman, including among other things, a non-competition based incentive equal to 0.75% of the total annual unconsolidated sales of Orev in any calendar year exceeding USD 24 million. Mrs. Bennoun-Melman undertook as part of the agreement to refrain from competing with our business during the term of the agreement and for a further period of twelve months. Under the new employment agreement, Mrs. Bennoun -Melman shall be entitled to a monthly gross salary of NIS 25,000 which shall be reviewed annually, subject to the approval of the relevant organs in Orev. This agreement is for a term of twelve months, and shall be automatically renewed for additional terms of twelve months each. Either party may terminate the agreement for any reason by providing the other party with a prior written notice of two months. In addition, Orev may terminate the agreement with immediate effect under certain circumstances. We believe that the other terms of this agreement are customary in our industry.

        On May 26, 2003, following the prior approval of our audit committee, our board of directors approved a service agreement with Mr. Meir Jacobson, the chairman of our board and one of our shareholders. Our shareholders approved this agreement on March 11, 2004. The agreement, effective as of June 1, 2003, provides for Mr. Jacobson’s responsibilities and activities as our chairman of the board and sets his monthly remuneration at $3 thousand. Under the agreement, Mr. Jacobson is mainly responsible for negotiations with banks and other strategic financial institutions with respect to our credit facilities. This agreement is in effect for a period of 12 months (commencing on June 1, 2003) and shall be renewed automatically for two additional 12-month periods, although each party may terminate the agreement upon a 30 days advanced written notice. In June 2006, our board of directors and audit committee approved an extension of the agreement for a term of 36 months, although each party may terminate the agreement upon a 30 days advanced written notice. The extension of the agreement is subject to the approval of our shareholders.

        In August 2005, our audit committee and board of directors approved a consulting services agreement with Mr. Abram Silver, our controlling shareholders and director, according to which Mr. Silver, through a company in his control, will provide us, our subsidiaries and our associates with various consulting and business development services, market analysis and development, handling investor relations, various actions in capital markets in Israel and abroad. The agreement is effective as of January 1, 2005 and until December 31, 2009 unless terminated by either parties by a six months prior written notice or unless terminated with immediate effect by us in special circumstances. In addition, in the event that Bank Hapoalim does not approve the consideration to be paid to Mr. Silver pursuant to the agreement in any given year after the initial year of the agreement, by no later than March 31 of the relevant year, then, the agreement shall be automatically terminated effective as of April 1 of that year and Mr. Silver shall not be entitled to any consideration in respect of that year. In the event that Bank Hapoalim approve a consideration in any given year, which is lower than the annual consideration pursuant to the terms of the agreement, then, Mr. Silver may notify us by a 30 day prior written notice of the termination of the agreement within such 30 day period. Mr. Silver shall be entitled to a monthly consideration in respect of services rendered by him in the sum of NIS 33,333 (approximately, $7,250). In November 2005, our shareholders approved this agreement. Bank Hapoalim approved payment of an annual consideration of NIS 400,000 in 2005. We are yet to receive Bank Hapoalim’s approval for the year 2006. See also Item 4.A – Information on the Company, under the caption “Recent Developments” above.

        For information concerning the binding term sheet signed between Fortissimo, Crow and some of our controlling shareholders, please see Item 7.A. – “Major Shareholders” under the caption “Fortissimo’s Investment”, above.

Transactions with our affiliates and associates –

        Since July 1999, Crow has been providing management services to Orev in consideration for a monthly payment of NIS 50 thousand, including among other things, for oversight of current activities, strategic planning and business development, credit arrangements and financing transactions with banks and other financial institutions and any other required services, as shall be agreed between the parties from time to time.

        On March 16, 2004, Orev entered into an agreement with Video Domain Technologies Ltd., our associate. This agreement settled several competition-related disputes between the parties and contained a waiver of any claims by the parties with respect to the subject matter thereof. Pursuant to the agreement, Video Domain shall have an exclusive right to use the existing plastic moulds of certain of our products and shall have non-exclusive right to use certain of our existing production plans; and we shall be entitled, subject to the provisions of the agreement, to manufacture and sell certain products which, under a previous agreement, were deemed competitive with the products manufactured by Video Domain. In addition, the agreement provides for the sale to Video Domain of a stock which we previously purchased from it and a resulting increase of the loan amount that Video Domain owes us to a total of $382 thousand as of the date of the agreement. This amount shall be gradually repaid by Video Domain from the sales of certain products pursuant to the agreement (a minimum amount shall be repaid per product sold). As of the date hereof, approximately $9 thousand have been repaid pursuant to the terms of this agreement, and Video Domain owed us as of the date hereof approximately $373 thousand. Furthermore, under the agreement, certain products of Crow shall be sold to Video Domain at cost until the loan amount is fully repaid, and a cost plus 30% after the loan amount is fully repaid. With respect to certain components developed by Crow for third parties, Crow undertook to use reasonable commercial efforts to include in the design of such products a component that shall be sold by Video Domain. The agreement shall be valid for the longer of the following periods: (i) a period of five years; or (ii) as long as we use our right to manufacture and sell the products which were previously deemed competitive with the products manufactured by Video Domain and for additional five years after we cease to manufacture and sell such products.

        In May 2005 we have concluded an agreement with our associate Video Domain Technologies Ltd for the joint development of an alarm video verification system whereby each party will develop and produce some components of the system and shall purchase such components from the other for a price determined as a percentage of the cost of production of such products. Furthermore, each of the parties shall be entitled to use and/or license and/or install certain software products developed by Crow, free of charge. In addition Video Domain shall be entitled to purchase certain plastic kits from us to be used by them only within the video field provided that such kit includes a component developed by Video Domain. Furthermore, under the agreement, Video Domain shall undertake to sell such kits only in the United States. It is also intended pursuant to the agreement that the system jointly developed shall not be sold by either of them for less than 70% of the recommended price to be determined. In light of the outstanding debt of Video Domain to us, the agreement provided that part of the loan shall be repaid by way of deduction from our payment obligations in respect of components purchased from Video Domain and partly from gradual repayment by Video Domain from the sales of their products (a minimum amount shall be repaid per product sold). The agreement is valid for a term of five years.

        In August 2005, we entered into an agreement with Royalinks Ltd. and Mr. David Fish (the controlling shareholders of Royalinks), the other jointly controlling partner in our subsidiary Freelink Ltd., concerning the method of operations, focus of business activities, management, repayment of Freelink’s debts to Orev and future financing of Freelink. Upon the signing of the agreement, Freelink owed Mr. Fish the sum of NIS 67,658 (back pay) and NIS 80,435 (in severance pay) and Royalinks US$51,182. Freelink owed Orev approximately NIS 4.17 million as a debt and approximately US$175 thousand in respect of shareholders loans. Freelink also took a short term loan from bank Hapoalim in the amount of approximately NIS 1.1 million, to which Orev gave its guarantee of up to $250,000.

        The agreement provides, among other things, that Freelink shall be focused on research and development activities rather than manufacturing and that the manufacturing of Freelink products shall be performed by Orev. In addition, Orev is to be engaged in the manufacturing and selling of such products to third parties who have already entered into arrangements with Freelink and Freelink shall be entitled to a compensation equal to a certain percentage of the sales of such products to such third parties (which shall be used partly to repay Freelink’s debt to Orev). In addition, Freelink shall sell to Orev its inventory and part of its fixed assets (based on their costs as recorded) to partly repay Freelink’s debt to Orev. Furthermore, the agreement provides for internal organizational changes in Freelink, including that the management of Freelink shall be performed by the board of directors of Freelink, rather than by a CEO, that Mr. Fish shall serve as CTO of the Company (which appointment can be terminated at the convenience of Orev by a six month prior written notice) and that Orev shall guarantee the payment of a debt of Freelink to Mr. Fish up to the sum of $30,000. The settlement provides for a salary to be paid by Freelink to Mr. Fish and Freelink shall pay off certain sums owed to insurance policies on Mr. Fish’ behalf. In addition, the agreement provides that all employees of Freelink shall be dismissed within thirty days from the date of the agreement. The agreement also provides that upon the relocation of Freelink’s offices to Orev’s current premises at Airport City, Freelink shall pay Orev a monthly lease of NIS 2,000. The agreement is subject to the approval of the shareholders of Freelink.

        For a detailed discussion of the loans and guarantees that we granted our subsidiaries and associates, see Item 5.B – Liquidity and Capital Resources above.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        For the audited financial statements and audit reports required to be contained in this annual report, please see Item 18.

        During 2005, our total export sales amounted to approximately NIS 109.7 million, which constitutes 90% of our total sales compared to our total export sales in 2004 which amounted to approximately NIS 102.8 million, constituting 89% of our total sales.

        There are no material legal or arbitration proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability.

        We do not have a policy regarding dividend distribution and have not distributed any dividends since March 1999. Pursuant to our agreement with Bank Hapoalim, Crow is not entitled to distribute any dividends until all amounts due to the bank are fully repaid; and any dividends distributed to Crow by our subsidiaries must be used for the repayment of the amounts still owed to the banks. See also Item 4.D – Property, Plants and Equipment and Item 5.B – Liquidity and Capital Resources.

B.	SIGNIFICANT CHANGES

        For a description of significant events which took place since December 31, 2005, see the descriptions under “Recent Developments” in Item 4.A above and under “Related Party Transactions” in Item 7.B above as well as under “Property, plant and Equipment” in Item 4.D. above.

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

	High	Low

Annually

Fiscal 2001	$8.75	$3.94
Fiscal 2002	$5.50	$0.75
Fiscal 2003	$3.25	$0.75
Fiscal 2004	$6.00	$2.10
Fiscal 2005	$6.00	$3.50

Quarterly

First Quarter 2004	$4.00	$2.30
Second Quarter 2004	$5.00	$2.10
Third Quarter 2004	$5.10	$3.75
Fourth Quarter 2004	$6.00	$4.10
First Quarter 2005	$5.00	$3.50
Second Quarter 2005	$5.50	$4.50
Third Quarter 2005	$6.00	$4.75
Fourth Quarter 2005	$5.36	$4.75

Monthly

January 2006	$4.75	$4.50
February 2006	$6.00	$4.60
March 2006	$5.50	$5.00
April 2006	$6.97	$6.79
May 2006	$6.79	$6.05
June 2006	$6.64	$6.50

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

        Pursuant to our articles of association our objectives are to engage in any lawful business and our purpose is to operate in accordance with business considerations to maximize our profits. We may take into consideration, inter alia, the interests of our creditors, employee and the public interest. Please also see a summarized description of our purposes and activities under the caption “Overview” in Item 4.A above.

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

        The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes the following: (i) a duty to avoid conflicts of interest between such office holders’ position in the company and other positions that he/she holds, and to avoid conflicts of interest between such office holder’s position in the company and his/her personal affairs; (ii) a duty to avoid competition with the company’s business; (iii) a duty to avoid exploitation of any business opportunity of the company for such office holders’ own benefit or for the benefit of others; and (iv) a duty to disclose to the company any information or documents relating to the company’s affairs which such office holder received due to his or her position in he company. However, a company may approve such actions, in accordance with the forms of approval required by law (as describe below), provided that the office holder acts in good faith, the action or its approval is not detrimental to the company and he or she has disclosed the nature of his “personal interest” to the company a reasonable time before the date of the meetings convened to discuss the approval.

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

        Election of Directors. Holders of our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of ordinary shares conferring more than 50% of the voting power have the power to elect all of the directors, subject to the special approval requirements for external directors described above. A shareholder or a group of shareholders that hold(s) at least 9% of our issued share capital may propose candidates for the election as directors. A director may also propose candidates for the election as directors. If appointing of more than one director is on the agenda of the general meeting, then all the new directors will be appointed together in one vote (in a “package”).The board of directors may appoint a director at any time, either to fill the place of a director whose appointment expired, or in addition to the existing directors, provided that the number of the whole board is less than 8. Our articles of association do not set age limitations with respect to our directors, and the directors are not required to hold qualifying shares. Subject to the provisions of the Companies Law and our articles of association, a company may serve as a director, and a director may nominate an alternate. For the election of independent directors, see Item 6.C – Board Practices. Our controlling shareholders are parties to a shareholders’ agreement and effectively control the ability to nominate members of the board of directors. For a description of the shareholders’ agreement, see “Shareholders’ Agreement” in Item 7.A.

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

        We currently maintain in effect officers and directors liability insurance policies, which has been approved by our audit committee, board of directors and our shareholders for a five year period, commencing as of October 2002 and until October 2007 in an amount not exceeding $12 million per case and term and premium not exceeding $150,000 per annum.

C.	MATERIAL CONTRACTS

        For a summary of our material contracts, see “Capital Expenditures and Divestitures” and “Recent Developments” in Item 4.A; “Customers, Marketing and Sales – Customized OEM Solutions” in Item 4.B; “Related Party Transactions” in Item 7.B and “Major Shareholders” in Item 7.A.

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

        The following describes certain income tax issues relating to us and also certain income tax consequences arising from the purchase, ownership and disposition of our ordinary shares. This discussion is for general information only and is not intended, and should not be construed, as legal or professional tax advice and does not cover all possible tax considerations. To the extent that the discussion is based on legislation yet to be judicially or administratively interpreted, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. Accordingly, holders of our ordinary shares should consult their own tax advisor as to the particular tax consequences arising from your purchase, ownership and disposition of ordinary shares, including the effects of applicable Israeli, United States and other laws and possible changes in the tax laws.

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

        For purposes of this discussion, a “U.S. Holder” is any beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

(1)	an individual citizen or resident of the United States,

(2)	a corporation or other entity taxable as a corporation for U.S. federal tax purposes organized in or under the laws of the United States or any political subdivision thereof,

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

        If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of our ordinary shares, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of our ordinary shares that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of shares of our ordinary shares.

        A “Non-U.S. Holder” is any beneficial owner of our ordinary shares that is not a U.S. Holder.

Taxation of U.S. Holders

        Distributions on Ordinary Shares. Subject to the discussion in “Passive Foreign Investment Companies” below, distributions, if any, made by us with respect to ordinary shares generally will constitute dividends for federal income tax purposes and will be taxable to a U.S. Holder as dividend income to the extent of our undistributed current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of our current or accumulated earnings and profits will be treated first as a nontaxable return of capital reducing the U.S. Holder’s tax basis in the ordinary shares, thus increasing the amount of any gain (or reducing the amount of any loss) which might be realized by such Holder upon the sale or exchange of such ordinary shares. Any such distributions in excess of the U.S. Holder’s tax basis in the ordinary shares will be treated as capital gain to the U.S. Holder and will be either long term or short term capital gain depending upon the U.S. Holder’s federal income tax holding period for the ordinary shares. Dividends paid by us generally will not be eligible for the dividends received deduction available to certain United States corporate shareholders under Code Sections 243 and 245. If you are a non-corporate U.S. Holder, dividends paid to you in taxable years beginning before January 1, 2011, that constitute qualified dividend income will be taxable to you at a maximum rate of 15% provided that you hold ordinary shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.

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

        Passive Foreign Investment Companies. A foreign corporation generally will be treated as a “passive foreign investment company” (“PFIC”) if, after applying certain “look-through” rules, either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. The look-through rules require a foreign corporation that owns at least 25%, by value, of the stock of another corporation to treat a proportionate amount of assets and income as held or received directly by the foreign corporation. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. The determination of whether or not we are a PFIC depends on the composition of our income and assets, including goodwill, from time to time.

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

Backup Withholding and Information Reporting

        In general, information reporting requirements will apply to dividends in respect of our ordinary shares or the proceeds received on the sale, exchange or redemption of our ordinary shares paid within the United States (and in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and a 28% backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

        A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

Israeli Tax Considerations

Corporate Tax Rate

        Generally, Israeli companies are subject to “Corporate Tax” on their taxable income. On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

Taxation under Inflationary Conditions

        Our company is taxed under the Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law. The Inflationary Adjustments Law is highly complex and represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Its features, which are material to us, are summarized as follows:

—	Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the Israeli consumer price index. The unused portion that was carried forward may be deductible in full in the following year.

—	Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income. (hereinafter: “Inflation supplement”). Note, the inflation supplement will only be added to the corporate income but not to other incomes such as capital gains.

—	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

        The Minister of Finance may, with the approval of the Knesset Finance Committee, determine by decree, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli consumer price index would not exceed or did not exceed, as applicable, 3.0%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination

        We adjust our tax results based on the changes in the Israeli CPI.

Law for the Encouragement of Capital Investments, 1959 (“The Investments Law”)

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

Tax benefits prior the 2005 amendment

        The Investments Law provides that a capital investment in eligible facilities may, upon application to the Investments Center of the Ministry of Industry and Trade of the State of Israel (“The Investments Center”), be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. An Approved Enterprise is entitled to certain Governmental cash grants and tax benefits. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

        The Investments Law provides that an approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The tax benefits under the Investments Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business.

        Taxable income of a company derived from an Approved Enterprise is subject to company tax at the rate of up to 25% (rather than the regular corporate tax rates described above) for a period of time termed the Benefits Period. The Benefits Period is ordinarily seven years commencing with the year in which the Approved Enterprise first generated taxable income after the commencement of production. The benefits may be shorter as it is limited to 12 years from the commencement of production or 14 years from the date of approval, whichever is earlier (the “year’s limitations”)Under certain circumstances (as further detailed below), the Benefits Period may extend to a maximum of 10 years from the commencement of the Benefits Period. The year’s limitation, does not apply to the exemption period. A company that operates under more than one approval or that has capital investments that are only partly approved (such a company being designated as a Mixed Enterprise), has an effective company tax rate which is the result of a weighted average of the applicable tax rates.

        The Investments Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program in the first five years of using the equipment.

        A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a “Foreign Investors’ Company”. A ‘foreign investors’ is a Company, which more than 25% of it’s share capital in terms of rights to distributions, voting and appointment of directors, and of the combined share capital, including shareholder loans, is held by non-Israeli residents. Such a company is eligible for tax benefits for a ten-year benefit period (rather than the otherwise applicable seven-year). As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of between two to ten years, and will be subject to a reduced tax rate for the remainder of the benefits period as follows:

Level of Foreign Investment	Company Tax Rate	Benefit period (years)

Over 0% but less than 25%	25%	7
25% but less than 49%	25%	10
49% or more but less than 74%	20%	10
74% or more but less than 90%	15%	10
90% or more	10%	10

        The percentage owned by non-residents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year:

        In addition, a company owning an Approved Enterprise may elect (as we have) to forego certain Government grants extended to Approved Enterprises in lieu of an “alternative package” of tax benefits (“The Alternative Package”). Under the Alternative Package, a company’s undistributed income derived from an Approved Enterprise will be exempt from Company Tax for a period of between two and ten years, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for the tax benefits under the Investments Law for the remainder of the Benefits Period.

        A company that has elected the Alternative Package and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to Company Tax in the year the dividend is distributed in respect of the gross amount of dividend that was distributed, at the rate which would have been applicable had such company not elected the Alternative Package (10% to 25%, depending on the level of foreign investment in the company, as explained above).

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

        Each application to the Investments Center is reviewed separately, and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an Approved Enterprise are conditioned upon the fulfillment of certain conditions and restrictions stipulated in the Investment Law and its regulations and the criteria set forth in the certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, a company with an Approved Enterprise would be required to refund the amount of benefits already received, linked to the Israeli CPI plus interest.

        The Israeli production facilities of Orev have been granted Approved Enterprise status under the Investments Law. Orev has five different investment programs under the “Alternative Package” prior to the 2005 amendment, with respect to its facilities in Israel. The first two programs have already been performed and the benefits periods in connection with these programs have already been elapsed. Orev has received letters of approval for its third, fourth and fifth investment programs in June 1994, October 1999 and July 2004, respectively. Following the third letter of approval (dated June 1994), Orev is entitled to a Benefits Period of up to 8.5 years (instead of 10 years; the period ended in 2003). In the context of these benefits, on that part of its taxable income deriving from the approved enterprise in Development Area A, Orev is entitled to tax exemption over the Benefits Period, and on the part of its taxable income deriving from the approved enterprise which is not in Development Area A, Orev is entitled to a tax exemption over the first two years of the Benefits Period and a reduced tax rate of 25% over the following five years. Part of the taxable income deriving from the approved enterprise out of total taxable income is determined as the rate of increase in turnover in each year of the tax benefits compared to the base year, linked to the Israeli Wholesale Price Index. Following the fourth and fifth letters of approval (dated October 1999 & July 2004, respectively), Orev is entitled to a Benefits Period of up to 10 years. In the context of these benefits, on that part of its taxable income deriving from the approved enterprise in Development Area A, Orev is entitled to tax exemption over the Benefits Period, and on the part of its taxable income deriving from the approved enterprise which is not in Development Area A, Orev is entitled to a tax exemption over the first two years of the Benefits Period and a reduced tax rate of 25% over the following five years. Part of the taxable income deriving from the approved enterprise out of total taxable income is determined as the rate of increase in turnover in each year of the tax benefits compared to the base year, linked to the Israeli Wholesale Price Index.

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

        For a description of Orev’s “Approved Enterprise” status, see Note 15(a): Income Taxes to our financial statements attached hereto.

        Orev was required under a condition set force by the Investments Center to request the prior approval for the changes in ownership of Crow that occurred during 2003. Orev has requested, retroactively, the approval of the appropriate authority on 16 August, 2004 but is yet to receive an answer.

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

        Crow does not accept this letter of approval. Crow intends to file an appeal on the ground that Crow intends to operate most of its activities in Development Area A which qualifies to more benefits. According to Crow, the Benefits Period will be the following: On that part of its taxable income deriving from the approved enterprise located in Development Area A, Crow shall be entitled to tax exemption over 10 years, and on the part of its taxable income deriving from the approved enterprise which is not in Development Area A, Crow is entitled to a tax exemption over the first two years of the Benefits Period and a reduced tax rate of 25% over the following eight years (as opposed to the customary five years, as Crow is qualified as a “Foreign Investors Company” for such purposes). As of December 31, 2005, the benefit period has not commenced yet as the special application’s mobile phone is still at the development stage and no sales were made and therefore Crow has not made the required investment in equipment related to the project.

Tax benefits under the 2005 Amendment

        The amendment includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise. The amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. However, a company that was granted benefits according to section 51 of the Investment Law would not be allowed to commence production under the new amendment, for a period of 3 years from the company’s previous year of commencement of benefits under the investment law (prior the amendment).

        A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year.

        We will continue to enjoy our current tax benefits in accordance with the provisions of the Investment Law prior to its revision, but if our company is granted any new benefits under the Alternative Package in the future they will be subject to the provisions of the amended Investment Law. Therefore, the following discussion is a summary of the Investment Law prior to its amendment as well as the relevant changes contained in the new legislation).

        The amendment simplifies the approval process: according the amendment, only Approved Enterprises receiving cash grants require the approval of the Investment Center. The Investment Center will be entitled, to approve such programs only until 30.12.2007.

        The Amendment does not apply to benefits included in any certificate of approval that was granted before the Amendment came into effect, which will remain subject to the provisions of the Investment Law as they were on the date of such approval.

        Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (referred to as a “Benefited Enterprise”). In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets, at the end of the year, before the expansion.

        The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the Commencement Year, or 12 years from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

—	Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (25%) in respect of the gross amount of the dividend that we may distribute. The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

—	A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

        Generally, a company that is Abundant in Foreign Investment (owned by at least 74% foreign shareholders and has undertaken to invest a minimum sum of $20M in the Beneficiary Enterprise) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

        The Amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

        The Amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

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

Law for the Encouragement of Industry (Taxes), 1969 (“The Industry Encouragement Law”)

        The Industry Encouragement Law defines “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, capital gains, interest and dividends, is derived from an Industrial Enterprise owned by it. An Industrial Enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

        Under the Industry Encouragement Law, industrial companies are entitled, among others, to a number of corporate tax benefits:

(a) Amortization of purchases of know-how and patents and/or right to use a patent over an eight years period

(b) Expenses related to a public offering on TA stock exchange and as of 1.1.2003 on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

(c) Accelerated depreciation rates on equipment and buildings.

(d) Subject to certain conditions, possibility of filing consolidated tax return with their Parent Company.

        Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

        We believe that we currently qualify as an industrial company within the definition of the Industry Encouragement Law. We cannot assure you that the Israeli tax authorities will agree that we qualify, or, if we qualify, that we will continue to qualify as an industrial company or that the benefits described above will be available to us in the future.

        As of the date of this report, Orev meets the requirements to qualify as an Industrial Company and Crow meets the requirements to qualify as a “Parent Company” that qualifies for filing consolidated tax returns.

        Orev utilizes the benefits described under items (a) & (c) above, and since the Year 2001, Orev and Crow have been utilizing the benefit described under item (d) above by filing consolidated tax returns. Orev status as an industrial company and Crow’s status as a Parent Company may be reviewed by the Israeli tax authorities from time to time by the Israeli tax authorities. During the year 2004, Orev received an assessment denying the consolidation of tax returns for the year 2001 which was objected by us and finally resolved in a settlement agreement in December 2005. For further discussion concerning this tax assessment and results of our objections thereto, see the caption “Tax assessments and objections thereto” below.

        Israeli Capital Gains Tax

Capital Gains Tax on Sales of Our Ordinary Shares

        Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

        Generally, until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel. This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain was generally be taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (that were taxed at corporate tax rates for corporations and at marginal tax rates for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

        As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “material shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

        The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

        Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment in Israel, such shareholders are not subject to the Adjustments Law, and such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

        Pursuant to the Convention Between the government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Resident Holders of Shares

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source at the following rates: (i) for dividends distributed prior to January 1, 2006 – 25%; (ii) for dividends distributed on or after January 1, 2006 – 20%, or 25% for a shareholder that is considered a “material shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, under the Investments Law, dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise (or Benefited Enterprise) paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%.

        For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see above “– Capital Gains Tax on Sales of Our Ordinary Shares.”

Tax assessment and objections thereto

        At the end of 2004 Orev and Crow received a tax assessment relating to the years 1999 & 2001 and 2000-2001 respectively. The tax assessment of Orev reflected an increased tax liability of approximately 1 million NIS for the year 1999 and 1.9 million NIS for the year 2001. Most of the assessment relating to the year 1999 was the decision of the Israeli tax authorities that the taxable income should be allocated to certain activities of different development areas by criteria approved by the Investments Center in the final approval Orev received in 2004. Most of the assessment of Orev relating to 2001 is the decision of the Israeli tax authorities that denying filing consolidated tax returns of Crow & Orev and allocating the taxable income as mentioned above (see “Law for the Encouragement of Industry (Taxes), 1969” above). According to the assessments of Crow, the tax authorities did not recognize in the year 2000 and 2001, Crow’s legal and financing expenses of approximately NIS 3.8 Million and NIS 2.1 Million, respectively. Such non recognition, does not incur any tax obligation upon Crow, but rather reduces its losses for tax purposes, for such years, in said amounts.

        In 2005, Crow and Orev have filed an objection regarding the abovementioned assessments. Further to our objection filed by us regarding Crow and Orev’s tax assessments for December 28, 2005, a settlement agreement was reached with the Israeli tax authorities. According to the settlement agreement, the Israeli tax authorities agreed to issue to Crow and Orev new tax assessments (an “agreed upon assessments”) for the years 1999-2001 which will place an additional tax payment obligation on Crow and Orev of NIS 2.7 million in total for the abovementioned years, which were paid in various installments. In addition, as part of the settlement agreement, Crow undertook to file within 90 days an adjusted tax report for the year 2002 deleting the carried forward loss from the year 2001, which resulted in an additional tax liability of approximately NIS 0.8 million. In addition, some of the legal and financing expenses of Crow between the years 1999-2001 were not recognized by the Israeli tax authorities as expenses for tax purposes. The loss for tax purpose of Crow, as of December 31, 2001 was reduced from approximately NIS 73 million to approximately NIS 65 million linked to the Israeli CPI from December 2001.

        In addition, during the year 2003 Crow received a withholding tax assessment for the year 1999. This tax assessment reflects an increased tax liability of approximately NIS 40 million (which amount includes interest and linkage to the Israeli CPI as of the date of the assessment). This assessment relates to the acquisition of Orev in 1999 (see “Capital expenditures and Divestitures – The Acquisition of Orev” in Item 4.A above). Mr. Melman has also received a tax assessment in connection with the sale of his shares in Orev and the subsequent purchase of our shares, reflecting an increased tax liability for Mr. Melman of approximately NIS 17 million. Mr. Melman has reached a settlement agreement with the Israeli Tax Authorities with respect to the above tax assessment on January 27, 2005. Further to an objection filed by us to this assessment with the tax authorities, as part of the settlement agreement which was signed on December 28, 2005, we also have reached a settlement which provided for the cancellation of the tax assessments for the year 1999 (NIS 40 million) with respect to Crow and thus Crow’s tax liability for that year.

Accordingly, Crow and Orev have final income tax assessments up to and including the 2001 tax year. Also see Note 15(g) to our consolidated financial statements included herein.

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

Currency Exchange Rate Risks

        We are exposed to risks relating to currency exchange rate fluctuations primarily due to the following factors: our financial statements are prepared in NIS and as of December 31, 2005, our dollar linked assets were higher than our dollar-linked liabilities; and a substantial amount of our sales are made in, or linked to, foreign currencies. Therefore, revaluation or devaluation of the NIS as compared to the relevant foreign currency affects our financial expenses, our total sales in terms of NIS and our cash flow.

        As of December 31, 2005, our U.S. dollar linked assets amounted to approximately NIS 22.6 million and our U.S. dollar linked liabilities amounted to approximately NIS 11.4 million. Therefore, as of December 31, 2005, our dollar-linked assets were higher than our dollar-linked liabilities in approximately NIS 11.2 million.

        Therefore, a revaluation of one percent of the NIS as compared to the U.S. dollar will cause an increase in our financial expenses of approximately NIS 0.11 million; and a devaluation of one percent of the NIS as compared to the U.S. dollar will cause a decrease in our financial expenses of approximately NIS 0.11 million. An increase/decrease in our financial expenses will also affect our cash flow and net income.

        In addition, 79% of our sales are made in U.S. dollars or are linked to U.S. dollars; 72% of our cost of sales are expended in U.S. dollars or are linked to U.S. dollars; 12% of our sales are made in Australian dollars; and 9% of our sales are made in New Zealand dollars.

        Therefore, a revaluation of one percent of the NIS as compared to the U.S. dollar will cause a decrease of 0.79% in our sales and a decrease of 0.72% in our costs of sales; and a devaluation of the one percent of the NIS as compared to the U.S. dollar will cause an increase of 0.79% in our sales and an increase of 0.72% in our costs of sales. A revaluation of one percent of the NIS as compared to the Australian dollar will cause a decrease of 0.12% in our sales; and a devaluation of one percent of the NIS as compared to the Australian dollar will cause an increase of 0.12% in our sales. A revaluation of one percent of the NIS as compared to the New Zealand dollar will cause a decrease of 0.09% in our sales; and a devaluation of one percent of the NIS as compared to the New Zealand dollar will cause an increase of 0.09% in our sales. Changes in our sales and costs of sales will also affect our cash flow and net income.

        We do not engage in currency hedging transactions but our dollar-linked loans are used, among other things, to decrease the affect of currency fluctuations on our dollar-linked assets.

        For a further discussion of the affects of the devaluation of the U.S. dollar as compared to the NIS, please see “Results of Operations – Analysis of our Operation Results for the year ended December 31, 2005 as compared to the Year ended December 31, 2004; Financial Expenses” in Item 5.A. Please refer also to the section captioned “Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets” in Item 5.A.

Interest Rate Risks

        We have outstanding loans to banks which bear interest rates that are linked to the prime rate and LIBOR. As a result, we are exposed to risks relating to increases in the prime rate and LIBOR.

        As of December 31, 2005, our outstanding debt to banks amounted to approximately NIS 38.9 million, which include the following: approximately NIS 26.4 million short term loans and long term loans in NIS (accruing an annual interest rate of approximately 6.5%); approximately NIS 8.8 million long-term loans and current maturities of long-term loans linked to the U.S. dollar (accruing an annual interest rate of approximately 5.78%); and approximately NIS 3.7 million long term loans and current maturities of long term loans linked to the New Zealand dollar (accruing an annual interest rate of approximately 9.31%). The NIS loans are linked to the prime rate as determined by Bank Hapoalim and the foreign currency loans are linked to the LIBOR. An increase of one percent in the prime rate or LIBOR or NZ$ to which the above loans are linked will cause an increase in our financial expenses of approximately NIS 0.264 million (with respect to the NIS loans), NIS 0.088 million (with respect to the U.S. dollar loans), and NIS 0.037 million (with respect to the New Zealand dollar loans. Such increase in our financial expenses will affect our net income and our cash flow.

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

        Crow and Orev have adopted a Code of Ethics that applies to their senior management, including chief executive officer, chief financial officer, internal auditor and other individuals performing similar functions. A copy of our Code of Ethics is published in the web site of the company and also may be obtained, without charge, upon a written request addressed to our Chief Financial Officer and/or Chief Executive Officer, at 12 Kineret Street, Airport City, Israel.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

        We paid the following fees for professional services rendered by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young global, for the year ended December 31:

	2005	2004
	($ in thousands)

Audit Fees	81	75
Audit Related Fees	-	-
Tax Fees	25	23
All Other Fees	-	-
Total	106	98

        The audit fees for the years ended December 31, 2005 and 2004, respectively, were for professional services rendered for the audits of Crow’s and Orev’s annual consolidated financial statements, statutory audits of Crow and Orev, and assistance with review of documents filed with the SEC.

        Tax fees for the years ended December 31, 2005 and 2004, respectively, were for services related to tax compliance, including the preparation of tax returns and claims for refund; tax planning and tax advice, including assistance with tax audits and tax assessment appeals.

        Our audit committee has pre-approved all audit and non-audit services provided by Kost, Forer, Gabbay & Kasierer, a member of Ernst &Young global Israel during the year 2005, up to a certain amount.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDRDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements and related registered public accounting firms’ reports are filed as part of this annual report.

Page

Report of Independent Registered Public Accounting Firm	F-2-F-3
Consolidated Balance Sheets	F-4-F-5
Consolidated Statements of Income	F-6
Statements of Changes in Shareholders' Equity	F-7
Consolidated Statements of Cash Flows	F-8-F-9
Notes to Consolidated Financial Statements	F-10-F-56

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1	Amended and Restated Articles of Association of Crow Technologies 1977 Limited (2)

4.1	Agreement, dated March 15, 2004, by and between Crow Electronic Engineering Ltd. and Video Domain Technologies Ltd. (2)

4.2	OEM Agreement, effective as of December 10, 2003, by and between Crow Electronic Engineering Ltd. and *** (2)

4.3	Letter of Agreement, dated May 2003, by and between Crow Technologies 1977 Ltd. and Mr. Meir Jacobson (2)

4.4	Memorandum of Understanding, dated as of January 2001, between Crow Electronic Engineering Ltd. and Arrow Head Alarm Products. (3)

4.5	Memorandum of Understanding, dated as of April 2001, between Crow Technologies 1977 Ltd., Crow Electronic Engineering Ltd., Crow Australia Pty Ltd., Yossi Harel and Yehezkel Alima; and Amendments thereto. (4)

4.6	Memorandum of Understanding between Crow Electronic Engineering Ltd. and/or Crow Technologies 1977 Ltd. and Crow Electronic Engineering Inc., Israel Blum and Yosef Harel; and Amendments thereto. (4)

4.7	Memorandum of Understanding between Crow Electronic Engineering Ltd. and Camden Trading Ltd., Inc. for the formation of Actech Access Technologies Ltd. (5)

4.8	A Summary Translation of the Founders Agreement, and Amendments thereto for the establishment of ScanVision Technologies Ltd., between Crow Electronic Engineering Ltd. and Mr. Aharon. (5)

4.9	Deed of Grant and Sale of Option Over Real Estate, between Murwood Holdings Limited and Crow Electronic Engineering Ltd. and its partners in ArrowHead Alarm Products Ltd., for the purchase of a building in New Zealand. (5)

4.10	A Summary Translation of a Lease Agreement dated December 9, 2004, between E.A. Barzili Investments and Assets Ltd. and Crow Electronic Engineering Ltd., for the lease of premises in Israel. (1)

4.11	OEM Agreement, effective as of July 15, 2004, by and between Freelink Ltd. and *** (1)

4.12	A Summary Translation of an Employment Agreement between Crow Electronic Engineering Ltd. and Mr. Shmuel Melman. (1)

4.13	A Summary Translation of an Employment Agreement, between Crow Electronic Engineering Ltd. and Mrs. Monique Bennoun-Melman. (1)

4.14	A Summary Translation of a Consulting Services Agreement between Crow Technologies 1977 Ltd. and Mr. Abram Silver (through a company controlled by him)

4.15	Procurement Agreement dated November 17, 2005 by and between Crow Electronic Engineering Ltd. and ***

4.16	Original Design Manufacturing and Supply Agreement dated April 2006 by and between Crow Electronic Engineering Ltd. and ***.

4.17	Binding Term Sheet dated July 4, 2006 between Fortissimo Capital Fund, Crow Technologies 1977 Ltd., Shmuel Melman, Abram Silver, Meir Jacobson and Jacob Batchon.

8	Subsidiaries

12.1	Certification by chief executive officer as required by Rule 13a-14(a).

12.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(a).

13	Certification by chief executive officer and the person serving in the capacity of chief financial officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

(1) Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference.
(2) Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2003 and incorporated herein by reference.
(3) Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.
(4) Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference.
(5) Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference.
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

Dated: July 13, 2006

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

CROW TECHNOLOGIES 1977 LTD.

          We have audited the accompanying consolidated balance sheets of Crow Technologies 1977 Ltd. (“the Company”) and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We did not audit the financial statements of an affiliate, the investment in which, at equity, amounted to NIS 341 thousand and NIS 865 thousand as of December 31, 2005 and 2004, respectively, and the Company’s equity in its losses amounted to NIS 226 thousand and NIS 159 thousand for the years then ended, respectively. The financial statements of that company were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for that company, is based on the report of the other auditors.

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

          In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with Israeli generally accepted accounting principles, which differ in certain respects from U.S. generally accepted accounting principles, as described in Note 19 to the consolidated financial statements.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
July 13, 2006	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

VIDEO DOMAIN TECHNOLOGIES LTD.

          We have audited the accompanying balance sheet of Video Domain Technologies Ltd. (“the Company”) as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in Israel. As applicable to the Company’s financial statements, generally accepted accounting principles in the United States and in Israel are substantially similar in all material respects.

Jerusalem, Israel	BRIGHTMAN ALMAGOR & CO.
June 14, 2006	A Member of Deloitte Touche Tohmatsu

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

			Convenience translation (Note 2b)
	December 31,
			December 31,
	2004	2005	2005

	Reported NIS (1)		U.S. $

	(In thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	12,749	12,035	2,615
Marketable securities	45	64	14
Trade receivables, net (Note 3)	23,442	24,034	5,222
Other accounts receivable and prepaid expenses (Note 4)	4,475	6,591	1,432
Inventories (Note 5)	31,031	34,866	7,575

Total current assets	71,742	77,590	16,858

LONG-TERM INVESTMENTS:
Loan to other company	54	-	-
Investment in an affiliate (Note 6)	865	341	74
Loans to jointly controlled entities	133	59	13
Non-current inventories (Note 5)	2,078	1,223	266

Total long-term investments	3,130	1,623	353

PROPERTY AND EQUIPMENT, NET (Note 7)	17,382	24,830	5,394

INTANGIBLE AND OTHER ASSETS, NET (Note 8)	3,671	1,353	294

Total assets	95,925	105,396	22,899

(1)	See Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

			Convenience translation (Note 2b)
	December 31,
			December 31,
	2004	2005	2005

	Reported NIS (1)		U.S. $

	(In thousands)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term loans and bank credit (Note 9)	30,730	22,899	4,975
Current maturities of long-term loans (Note 11)	4,003	5,259	1,143
Trade payables	10,873	14,709	3,196
Other accounts payable and accrued expenses (Note 10)	15,465	16,542	3,594

Total current liabilities	61,071	59,409	12,908

LONG-TERM LIABILITIES:
Long-term loans from banks (Note 11)	7,130	10,757	2,337
Long-term loans from minority in subsidiaries (Note 12)	1,302	1,126	245
Accrued severance pay, net (Note 13)	2,266	2,649	575
Deferred taxes on income (Note 15)	451	878	191

Total long-term liabilities	11,149	15,410	3,348

MINORITY INTEREST IN SUBSIDIARIES	1,310	1,276	277

COMMITMENTS AND CONTINGENT LIABILITIES (Note 14)

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.25 par value each - Authorized: 5,000,000 shares at December 31, 2004 and 2005; Issued and outstanding: 4,372,275 shares at December 31, 2004 and 2005	15,355	15,355	3,336
Additional paid-in capital	21,244	21,244	4,615
Foreign currency translation adjustments	489	639	139
Accumulated deficit	(14,693)	(7,937)	(1,724)

Total shareholders’ equity	22,395	29,301	6,366

Total liabilities and shareholders’ equity	95,925	105,396	22,899

(1)	See Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

				Convenience translation (Note 2b)
	Year ended December 31,			Year ended
				December 31,
	2003	2004	2005	2005

	NIS			U.S. $

	Adjusted (2)	Reported (1)

	(In thousands, except share and per share data)

Sales (Note 17)	100,137	114,915	121,993	26,503
Cost of sales (Note 18a)	64,479	70,282	76,976	16,723

Gross profit	35,658	44,633	45,017	9,780

Research and development expenses (Note 18b)	5,233	6,752	8,448	1,835
Selling and marketing expenses (Note 18c)	8,551	10,946	11,175	2,428
General and administrative expenses (Note 18d)	12,383	12,591	13,775	2,993
Amortization of intangible assets	923	923	923	201

Operating income	8,568	13,421	10,696	2,323
Financial expenses, net (Note 18f)	3,674	2,687	1,611	350
Other expenses, net (Note 18e)	1,509	2,779	464	100

Income before taxes on income	3,385	7,955	8,621	1,873
Taxes on income (Note 15)	255	7,019	1,673	363

	3,130	936	6,948	1,510
Equity in losses of an affiliate	(1,498)	(159)	(226)	(49)
Minority interest in losses (earnings) of subsidiaries	(684)	(736)	34	7

Net income	948	41	6,756	1,468

Net earnings per Ordinary share of NIS 1 par value (in NIS)	0.87	0.04	6.18	1.34

Weighted average number of shares used in computing net earnings per share	1,093,069	1,093,069	1,093,069	1,093,069

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Additional paid-in capital	Foreign currency translation adjustments	Accumulated deficit	Total

	Adjusted NIS (2)

	(In thousands)

Balance as of January 1, 2003	15,355	21,244	517	(15,682)	21,434
Foreign currency translation adjustments	-	-	(153)	-	(153)
Net income	-	-	-	948	948

Balance as of December 31, 2003	15,355	21,244	364	(14,734)	22,229

	Share capital	Additional paid-in capital	Foreign currency translation adjustments	Accumulated deficit	Total

	Reported NIS (1)

	(In thousands)

Balance as of January 1, 2004	15,355	21,244	364	(14,734)	22,229
Foreign currency translation adjustments	-	-	125	-	125
Net income	-	-	-	41	41

Balance as of December 31, 2004	15,355	21,244	489	(14,693)	22,395
Foreign currency translation adjustments	-	-	150	-	150
Net income	-	-	-	6,756	6,756

Balance as of December 31, 2005	15,355	21,244	639	(7,937)	29,301

	Convenience translation into U.S. $ (Note 2b)

	(In thousands)

Balance as of January 1, 2005	3,336	4,615	106	(3,192)	4,865
Foreign currency translation adjustments	-	-	33	-	33
Net income	-	-	-	1,468	1,468

Balance as of December 31, 2005	3,336	4,615	139	(1,724)	6,366

(1)	See Note 2.

(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience
				translation
	Year ended December 31,			(Note 2b)

				Year ended December 31,

	2003	2004	2005	2005

	NIS			U.S. $

	Adjusted (2)	Reported (1)

		(In thousands)

Cash flows from operating activities:

Net income	948	41	6,756	1,468
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,543	5,800	5,734	1,246
Equity in losses of an affiliate	1,498	159	226	49
Write-off of investment in other company	199	29	54	12
Write-off of loan to other company	300	395	-	-
Provision to doubtful debt related to loan to an affiliate	-	1,500	334	72
Minority interest in earnings (losses) of subsidiaries	684	736	(34)	(7)
Loss (gain) from sale of property and equipment	51	(28)	(137)	(30)
Gain from marketable securities, net	(12)	(6)	(19)	(4)
Deferred income taxes, net	(939)	(1,702)	(668)	(145)
Accrued severance pay, net	306	205	383	83
Revaluation (erosion) of long-term loans	(1,016)	293	810	176
Increase in trade receivables	(3,933)	(1,123)	(584)	(127)
Decrease (increase) in other accounts receivable and prepaid expenses	(1,301)	2,641	(1,021)	(222)
Decrease (increase) in inventories	2,562	(6,673)	(2,980)	(647)
Increase (decrease) in trade payables	1,905	(155)	3,836	833
Increase in other accounts payable and accrued expenses	667	10,571	1,077	234
Equity in losses of jointly controlled entities attributed to the other partners	1,187	1,286	241	52
Decrease in prepaid rent payments	-	50	140	31

Net cash provided by operating activities	8,649	14,019	14,148	3,074

(1)	See Note 2.

(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience
				translation
	Year ended December 31,			(Note 2b)

				Year ended December 31, 2005

	2003	2004	2005

	NIS			U.S. $

	Adjusted (2)	Reported (1)

		(In thousands)

Cash flows from investing activities:

Purchase of property and equipment	(4,321)	(3,177)	(11,569)	(2,513)
Investment in other assets	(1,246)	-	-	-
Proceeds from sale of property and equipment	117	54	702	152
Grant of long-term loan to jointly controlled entity	(371)	(205)	(113)	(24)
Repayment of long-term loan of jointly controlled entity	-	-	33	7
Investment in other company	(199)	(83)	-	-
Loan to minority in a subsidiary	(384)	-	-	-
Loans to affiliate	-	(376)	-	-
Repayment of loan to affiliate	-	35	-	-

Net cash used in investing activities	(6,404)	(3,752)	(10,947)	(2,378)

Cash flows from financing activities:

Short-term bank credit and loans, net	3,157	5,700	(7,831)	(1,701)
Proceeds from long-term loans from banks	3,671	354	8,139	1,768
Repayment of long-term loans from banks	(6,436)	(9,083)	(3,975)	(864)
Repayment of long-term loans to minority in subsidiaries	-	-	(248)	(54)

Net cash provided by (used in) financing activities	392	(3,029)	(3,915)	(851)

Increase (decrease) in cash and cash equivalents	2,637	7,238	(714)	(155)
Cash and cash equivalents at beginning of year	2,874	5,511	12,749	2,770

Cash and cash equivalents at end of year	5,511	12,749	12,035	2,615

(1)	See Note 2.

(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: –	GENERAL

a.

Crow Technologies 1977 Ltd. (“the Company” or “Crow Technologies”) designs, develops, manufactures, sells and distributes a broad range of sophisticated security detection and alarm systems for use in commercial and industrial facilities, residential homes and open areas.

The Company operates mainly through its wholly-owned subsidiary, Crow Electronic Engineering Ltd. (“Orev”).

Since the beginning of 2004 the Company has also been engaged in developing a special application’s mobile phone.

The Company’s shares are quoted for trade on the Over the Counter Bulletin Board (“OTCBB”), a quotation system for equity securities in the United States.

	b.	Definitions:

Related parties	-	As defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel (“the Israeli Institute”).

Subsidiary	-	A company over which the Company has control (as defined in Opinion 57 of the Israeli Institute) and whose accounts are consolidated with those of the Company.

Jointly controlled entity	-

A company owned by the Company and several entities, among which there is contractual agreement for joint control and whose financial statements are consolidated using the proportionate consolidation method.

Affiliate	-	A company over which the Company can exercise significant influence, is not consolidated, and is presented on the basis of the equity method.

Other Company	-	A company which is not an affiliate.

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Israel, which differ in certain respects from those followed in the United States (see Note 19).

The significant accounting policies applied in the preparation of the financial statements on a consistent basis, are as follows:

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect amounts reported in the financial statements and their accompanying notes. Actual results could differ from those estimates.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	b.	Reporting basis of the financial statements:

		1.	General:

Until December 31, 2003, the Company prepared its financial statements based on the historical cost convention, adjusted for the changes in the general purchasing power of the Israeli currency (“New Israeli Shekel” or “NIS”) based on the changes in the Israeli Consumer Price Index (“Israeli CPI”). In accordance with Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements, the adjustment of financial statements for the effects of inflation was discontinued beginning January 1, 2004. The adjusted amounts, as included in the balance sheet as of December 31, 2003 (the transition date), served as a starting point for nominal financial reporting beginning January 1, 2004. Additions made after the transition date are included at nominal values.

		2.	Definitions

Adjusted amount - historical nominal amount adjusted to the Israeli CPI as of December 2003, according to the provisions of Opinions No. 23 and No. 36 of the Institute of Certified Public Accountants in Israel.

Reported amount - adjusted amount as of the transition date (December 31, 2003), plus additions in nominal values after the transition date and less amounts deducted after the transition date.

		3.	Balance sheet:

			a)	Non-monetary items are presented in reported amounts.

			b)	Monetary items are presented in nominal values as of the balance sheet date.

			c)	The carrying value of investments in investees is determined based on the financial statements of these companies in reported amounts.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	4.	Statement of operations:

		a)	Income and expenses relating to non-monetary items are derived from the change in the reported amount between the opening balance and the closing balance.

		b)	Other items in the statement of operations are presented in nominal values.

		c)	Equity in the results of operations of investees is determined based on the financial statements of these companies in reported amounts.

	5.	Following are data regarding the Israeli CPI and the exchange rate of the U.S. dollar:

At December 31:	Exchange rates of U.S. $	Israeli CPI (1)

2005	NIS 4.603	185.1 points
2004	NIS 4.308	180.7 points
2003	NIS 4.379	178.6 points
2002	NIS 4.737	182.0 points

Increase (decrease) during the year:

2005	6.8%	2.4%
2004	(1.6)%	1.2%
2003	(7.6)%	(1.9)%

	(1)	According to the Israeli CPI published for the month ended at the balance sheet date on an average basis 1993 = 100.

6.	Convenience translation into U.S. dollars (“dollars” or “$”):

The financial statements as of December 31, 2005 and for the year then ended have been translated into U.S. dollars using the representative exchange rate as of such date ($ 1 = NIS 4.603). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars, or convertible into dollars, unless otherwise indicated in these statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	7.	Translation of financial statements of foreign operations:

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

Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. During 2003, 2004 and 2005, Orev wrote-off inventory in the amount of NIS 232 thousand, NIS 939 thousand and NIS 633 thousand ($ 138 thousand), respectively. The write-offs are included in cost of sales. During 2003, 2004 and 2005, Orev consumed inventories that were written-off in the past in the amount of NIS 102 thousand, NIS 56 thousand and NIS 405 thousand ($ 88 thousand), respectively.

h.	Investment in affiliate:

The investment in an affiliate over which the Company can exercise significant influence (generally entities in which the Company holds 20%-50%, except for jointly controlled entities) is presented using the equity method of accounting.

i.	Property and equipment:

	1.	Property and equipment are stated at cost, net of accumulated depreciation.

Depreciation is computed by the straight-line method, over the estimated useful lives of the assets.

	2.	Annual rates of depreciation are as follows:

%

Machinery and equipment	10
Leasehold improvements and building	4 - 15 (mainly 6)
Office furniture and equipment	6 - 33 (mainly 25 and 33)
Motor vehicles	15

Leasehold improvements are amortized using the straight-line method, over the term of the lease and extension options, or the estimated useful lives of the improvements, whichever is shorter.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.

The Company and its subsidiaries periodically assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets (See j below). As of December 31, 2005, no impairment losses have been identified.

j.	Impairment of assets:

	1.	Impairment of fixed assets:

The Company applies Accounting Standard No. 15, “Impairment of Assets”. The Standard applies to the assets included in the balance sheet other than inventories, assets arising from construction contracts, assets arising from employee benefits, deferred tax assets and financial assets (with the exception of investments in affiliates). According to the Standard, whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset’s net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. An impairment loss recognized should be reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the impairment loss was recognized.

	2.	Impairment of investments in other company:

The Company generally evaluates the fair value of its investments in each reporting period and whenever changes in circumstances or occurrence of other events indicate a decline in value that is other than temporary.

The evaluation of the fair value takes into consideration, among others, the market value of the investments (in respect of investments in marketable securities), estimates of analysts and valuations of the investments, the conditions of the industry in which the portfolio company is operating, the portfolio company’s business condition, off-market transactions in the portfolio company’s securities, prices of equity transactions in the portfolio company and additional information that the portfolio company presents to its board of directors (if the Company is represented on the board) or to its shareholders.

Based on the results of the above evaluation, the Company, if necessary, recognizes an impairment loss that is other than temporary in the statement of income.

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

Severance expenses for the years ended December 31, 2003, 2004 and 2005, were approximately adjusted NIS 1,001 thousand, adjusted NIS 1,027 thousand and NIS 1,402 thousand ($ 305 thousand), respectively.

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

o.	Research and development costs:

Research and development costs are charged to the statement of operations as incurred.

p.	Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2003, 2004 and 2005, were approximately NIS 2,209 thousand, NIS 2,402 thousand and NIS 2,393 thousand ($ 520 thousand), respectively.

q.	Net earnings per share:

Net earnings per share are computed in accordance with Opinion No. 55 of the Israeli Institute.

r.	Provision for warranty:

The Company offers a warranty of 1 to 5 years depending on commercial arrangements with customers. Based on past experience, there is no provision for warranty.

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

The carrying amount of loans to jointly controlled entities and to an affiliate approximate their fair value.

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

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist primarily of cash and cash equivalents, trade receivables, loan to an affiliate and loans to a jointly controlled entity.

The majority of the Company’s cash and cash equivalents and restricted cash are invested in major Israeli banks. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company’s trade receivables are mainly derived from sales to customers located primarily in the United States, Australia, New Zealand, Europe and Israel. The Company performs ongoing credit evaluations of its customers. The allowance for doubtful accounts is determined with respect to amounts that are doubtful of collection. As for major customers, see Note 17c.

The Company's trade receivables are not secured and the Company does not maintain an insurance policy which would cover such credit risk.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

u.	Effects of new Accounting Standard on the financial statements:

	1.	Accounting Standard No. 25, “Revenues”:

In February 2006, the Israel Accounting Standards Board published Accounting Standard No. 25, “Revenues” (“the Standard”).

The Standard deals with the recognition of revenue from three types of transactions: sale of goods, rendering of services and revenue from interest, royalties and dividends and prescribes the criteria for recognizing each type of revenue. The basic principle is that revenues should be measured at the fair value of the consideration received and/or receivable. If the consideration is not received on the date of the transaction, the revenue should be measured by discounting the future consideration using the prevailing market rate of interest. The Standard also prescribes that in cases where components of one transaction may be separately identified, revenue should be measured separately for each component if that reflects the substance of the transaction. The Standard stipulates that revenues recognized in the financial statements should only include the amounts received and/or receivable by the Company on its own account. Accordingly, amounts collected on behalf of a third party are not revenues of the Company.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In order to determine whether the Company is required to report its revenues on a gross basis (since it acts as a principal supplier) or on a net basis (since it performs as an agent), Interpretation No. 8, “Reporting Revenues on a Gross or Net Basis” was published concurrently with this Standard (“the Interpretation”). Pursuant to the Interpretation, recognition of revenues on a gross or net basis shall be determined in accordance with the distribution of the risks and rewards resulting from the transaction. The Interpretation sets forth indicators which should be taken into consideration in determining the basis of reporting (gross or net).

The Standard and Interpretation will be applicable to financial statements for periods beginning on January 1, 2006 and thereafter.

As for amounts reported as revenues but represent amounts collected on behalf of a third party in accordance with the Standard, or for revenues which had not been reported on a gross or net basis, as required by the Interpretation, the relevant provisions of the Standard and Interpretation are to be applied retrospectively, including a restatement of the comparative data. Furthermore, assets and liabilities included in the balance sheet as of December 31, 2005, are to be adjusted, as of January 1, 2006, to the amounts that would have been recognized in accordance with the provisions of the Standard, with the effect of the adjustment being recorded in the statement of income for the period beginning as of that date (“cumulative effect of change in accounting principle”).

The Company believes that the effect of the new Standard on its financial position, results of operations and cash flows is not expected to be material.

2.	Accounting Standard No. 20 (Revised), “Accounting for Goodwill and Intangible Assets upon Acquisition of Investee”:

In March 2006, the Israel Accounting Standards Board published Accounting Standard No. 20 (Revised), “Accounting for Goodwill and Intangible Assets upon Acquisition of Investee” (“the Standard”). The Standard is applicable to financial statements for periods commencing on January 1, 2006 (“the effective date”).

The Standard determines that the excess of cost of an investment in an investee should also be attributed to the investee’s identifiable intangible assets, as opposed to the rules applied so far according to which the excess of cost of an investment was generally only attributed to tangible assets. Cost of the acquisition is allocated to an intangible asset only if it satisfies the Standard’s criteria for recognition as an intangible asset which include, inter alia, identifiability and the ability to reliably measure the fair value. The Standard distinguishes between intangible assets with a finite useful life and intangible assets with an indefinite useful life. Prior to the issuance of the Standard, there were no specific principles for identifying and allocating the cost of an acquisition to an investee’s intangible assets.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Standard further determines that negative goodwill created upon the acquisition, after deduction of the investee’s intangible and non-monetary assets, should be immediately recognized upon the date of acquisition as a gain in the statement of income and not systematically amortized as was required prior to the effective date of the Standard.

Positive goodwill and intangible assets with an indefinite useful life will no longer be amortized. The Standard requires an annual assessment, or more frequently if certain indicators exist, of impairment in goodwill in respect of a subsidiary or a jointly controlled entity, or of intangible assets with an indefinite useful life. Furthermore, each period, events and circumstances should be reviewed to determine whether they continue to support an assessment that the useful life of the assets is indefinite. Intangible assets with a finite useful life are to be systematically amortized and will also be subject to an evaluation for impairment. The impairment of goodwill in respect of an affiliate will be accounted for in the context of the evaluation of impairment of the entire investment. The accounting for impairment is to be performed in accordance with Accounting Standard No. 15, “Impairment of Assets”.

The transition provisions prescribe that comparative data for the periods prior to the effective date should not be restated. The balance of goodwill as of the effective date will no longer be amortized and, from that date, the impairment of goodwill will be evaluated as described above. The balance of negative goodwill as of December 31, 2005, is to be derecognized as of the effective date with a corresponding adjustment to the opening balance of retained earnings.

The Company believes that the effect of the Standard on its financial position, results of operations and cash flows is not expected to be material.

3.	Accounting Standard No. 21, “Earnings per Share”:

In February 2006, the Israel Accounting Standards Board published Accounting Standard No. 21, “Earnings per Share” (“the Standard”), which prescribes the principles for the computation and presentation of earnings (loss) per share in the financial statements and supersedes Opinion No. 55 of the Institute of Certified Public Accountants in Israel.

According to the Standard, earnings per share are to be computed based on the number of ordinary shares (and not per NIS 1 par value of the shares as computed until the effective date). Basic earnings per share are to include only shares which are outstanding during the period whereas convertible securities (such as convertible debentures and options) are to be included in the computation of diluted earnings per share, in contrast to the principles applied until the effective date according to which in cases where a convertible security is likely to be converted, it is included in the computation of basic earnings per share. In addition, convertible securities which had been converted during the period, are to be included in diluted earnings per share up to the date of conversion and are to be included in basic earnings per share from that date.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pursuant to the Standard, options will be included in diluted earnings when their exercise results in the issuance of shares for a consideration which is less than the market price of the shares. The amount of dilution is the market price of the shares minus the amount that would have been received as a result of the conversion of the options into shares. This is in contrast to the method of computation prescribed by Opinion No. 55, which also includes adjustments to earnings.

In the event that the Company has various types of ordinary shares with different rights, earnings per share are to be presented separately for each type of share, in accordance with the method of calculation prescribed by the Standard. The investor’s share of earnings of an investee is to be included based on the investor’s share in the earnings per share of the investee multiplied by the number of shares held by the investor.

This Standard is applicable to financial statements for periods beginning on January 1, 2006 and thereafter. Comparative data for earnings per share are to be retrospectively restated.

The effect of the new accounting standard will be as follows: the net earnings per Ordinary share will decrease in the amount of 4.64 and NIS 0.03 for the years 2005 and 2004, respectively, thus the net earnings per Ordinary share will be 1.55 and NIS 0.01, respectively.

	v.	Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year’s presentation.

NOTE 3: –	TRADE RECEIVABLES

			Convenience translation
	December 31,
			December 31, 2005
	2004	2005

	Reported NIS		U.S. $

	(In thousands)

Foreign open accounts	20,127	20,350	4,421
Domestic open accounts	2,675	3,426	744
Postdated checks receivable	2,511	2,738	595

	25,313	26,514	5,760
Less - allowance for doubtful accounts	1,871	2,480	538

	23,442	24,034	5,222

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: –	TRADE RECEIVABLES (Cont.)
Allowance for doubtful accounts:

				Convenience translation
	Year ended December 31,
				Year ended December 31, 2005

	2003	2004	2005

	NIS			U.S. $

	Adjusted	Reported

	(In thousands)

Balance at beginning of period	694	1,656	1,871	406
Additions - charged to general and administrative expenses	965	593	609	132
Deductions - bad-debt	3	378	-	-

Balance at end of period	1,656	1,871	2,480	538

NOTE 4: –	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

			Convenience translation
	December 31,
			December 31, 2005
	2004	2005

	Reported NIS		U.S. $

	(In thousands)

Related parties	1,113	1,290	280
Short-term loan to an affiliate (1)	99	54	12
Advances to suppliers	681	522	113
Government authorities	809	984	214
Deferred income tax	969	2,064	449
Prepaid expenses and others	804	1,677	364

	4,475	6,591	1,432

(1)	The balance does not bear interest.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5: –	INVENTORIES

			Convenience translation
	December 31,
			December 31, 2005
	2004	2005

	NIS		U.S. $

	Adjusted	Reported

	(In thousands)

Raw materials	15,100	15,734	3,419
Work in progress	5,676	7,691	1,671
Finished products	12,333	12,664	2,751

	33,109	36,089	7,841
Non current inventories	2,078	1,223	266

	31,031	34,866	7,575

Balances of NIS 2,078 thousand and NIS 1,223 thousand ($ 266 thousand) were classified as non-current inventory as of December 31, 2004 and 2005, respectively, based on management projections for this inventories consumption.

NOTE 6: –	INVESTMENT IN AN AFFILIATE

Company holdings in the affiliate are 34% and are comprised as follows:

			Convenience translation
	December 31,
			December 31, 2005
	2004	2005

	Reported NIS		U.S. $

	(In thousands)

Cost	2,508	2,508	545
Equity losses accumulated since the establishment	(12,197)	(12,423)	(2,699)

	(9,689)	(9,915)	(2,154)
Capital gain from the decrease of holdings in the affiliate	10,276	10,276	2,232
Capital surplus:
In respect of know-how and goodwill acquired from controlling shareholders	(314)	(314)	(68)
In respect of interest on loan from controlling shareholders not at market terms	(82)	(82)	(18)
Foreign currency translation adjustments	340	376	82
Long-term loan *)	334	-	-

	865	341	74

*)

The loan is linked to the U.S. dollar and does not bear interest. The decrease is due to a provision for doubtful debt recorded in 2004 and 2005 in the amounts of NIS 1,500 thousand and NIS 334 thousand, respectively.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: –	PROPERTY AND EQUIPMENT

			Convenience translation
	December 31,
			December 31, 2005
	2004	2005

	Reported NIS		U.S. $

	(In thousands)
Cost:
Machinery and equipment	29,737	34,965	7,596
Leasehold improvements and building	5,263	8,115	1,763
Office furniture and equipment	4,822	6,310	1,371
Motor vehicles	2,060	2,032	441

	41,882	51,422	11,171

Accumulated depreciation:
Machinery and equipment	16,979	18,614	4,044
Leasehold improvements and building	2,655	3,223	700
Office furniture and equipment	3,579	3,828	832
Motor vehicles	1,287	927	201

	24,500	26,592	5,777

Depreciated cost	17,382	24,830	5,394

Depreciation expenses for the years ended December 31, 2003, 2004 and 2005, are NIS 3,461 thousand, NIS 3,816 thousand and NIS 3,556 thousand ($ 773 thousand), respectively.

As for charges on property and equipment, see Note 14.

NOTE 8: –	INTANGIBLE AND OTHER ASSETS

			Convenience translation
	December 31,
			December 31, 2005
	2004	2005

	Reported NIS		U.S. $

	(In thousands)
Original amounts:
Technology-based intangible assets	4,712	4,712	1,024
Customer-related intangible assets	3,853	3,853	837

	8,565	8,565	1,861

Accumulated amortization:
Technology-based intangible assets	3,392	4,647	1,010
Customer-related intangible assets	2,698	3,621	786

	6,090	8,268	1,796

Amortized cost (1)	2,475	297	65

Prepaid rent payments (2)	1,196	1,056	229

	3,671	1,353	294

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: –	INTANGIBLE AND OTHER ASSETS (Cont.)

	(1)	Amortization expense for the years ended December 31, 2003, 2004 and 2005, amounted to NIS 2,082 thousand, NIS 1,984 thousand and NIS 2,178 thousand ($ 473 thousand), respectively.

(2)

During July 2003, Arrow Head Alarm Products Limited (“Arrow Head”) (a 51% subsidiary of Orev) and its shareholders signed an agreement with a third party for acquiring a building in New Zealand. Arrow Head manages its operations from this building. The total transaction amount is approximately $ 770 thousand, of which Orev and the other shareholders in Arrow Head paid $ 150 thousand as a residual amount for the building and the remaining amount of approximately $ 620 thousand was paid in advance directly to the owners of the property by Arrow Head in a form of a 10 year lease of the building. In order to finance the acquisition, Arrow Head took a loan in the amount of $ 620 thousand from a New Zealand bank. Furthermore, Orev and the other shareholders in Arrow Head guarantee this bank loan in the amount of $ 173 thousand and $ 167 thousand, respectively. Furthermore, a lien was placed on the building in favor of the New Zealand bank.

NOTE 9: –	SHORT-TERM LOANS AND BANK CREDIT

	a.	Composed as follows:

		Weighted average interest rate				Convenience
						translation
		December 31,		December 31,
						December 31, 2005
		2004	2005	2004	2005
	Linkage basis
		%		Reported NIS		U.S. $

				(In thousands)

Short-term loans	Mainly in unlinked NIS	5.7	6.5	29,055	22,867	4,968
Short-term bank credit	Unlinked NIS	6.7	7.5	1,675	32	7

				30,730	22,899	4,975

b.

As of December 31, 2005, the Company and Orev have an authorized total line of credit (including long-term loans) in the amount of NIS 69 million. The line of credit bears interest at an annual rate of mainly Prime + 0.5% for the credit in NIS and annual rate of mainly LIBOR + 1.80% for the credit in dollars.

As of December 31, 2005, the Company has unutilized approximately NIS 35 million ($ 7.6 million) out of the line of credit.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10: –	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

			Convenience translation
	December 31,
			December 31, 2005
	2004	2005

	Reported NIS		U.S. $

	(In thousands)

Tax authorities	9,229	8,441	1,834
Accrued expenses	2,270	3,833	833
Government authorities	27	92	20
Employees and payroll accruals	3,041	3,365	731
Customer advances	339	366	80
Other	559	445	96

	15,465	16,542	3,594

NOTE 11: –	LONG-TERM LOANS FROM BANKS

	a.	Composed as follows:

			Convenience translation
	December 31,
			December 31, 2005
	2004	2005

	Reported NIS		U.S. $

	(In thousands)

Banks	11,133	16,016	3,480
Less - current maturities	4,003	5,259	1,143

	7,130	10,757	2,337

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: –	LONG-TERM LOANS FROM BANKS (Cont.)

	b.	Classified by currency, linkage terms and interest rates, the total amount of the liabilities (before deduction of current maturities) is as follows:

	Weighted average interest rate				Convenience translation

	December 31,		December 31,
					December 31, 2005
	2004	2005	2004	2005

	%		Reported NIS		U.S. $

			(In thousands)

In New Zealand dollar	7.580	9.312	3,886	3,737	812
In NIS	5.851	6.432	354	3,441	748
In dollar	3.884	5.778	6,893	8,838	1,920

			11,133	16,016	3,480

As for an authorized line of credit, see Note 9b.

c.	The aggregate annual maturities are as follows:

		Convenience translation

	December 31, 2005

	NIS	U.S. $

	(In thousands)

2006 (current maturity)	5,259	1,143
2007	3,422	743
2008	1,585	344
2009	1,588	345
2010 and thereafter	4,162	905

	16,016	3,480

d.

Pursuant to the terms with a bank, the Company is required to comply with certain covenants as long as any amount is outstanding (NIS 34 million as of December 31, 2005). As of December 31, 2005, the Company complies with those covenants. The significant covenants are to continue to hold 100% of the shares of Orev Ltd., not to invest in any kind of investment more than $ 1.25 million in any continuous 12 months without the consent of the bank, to avoid certain changes in the Company’s financial condition and maintain ratio of 19% shareholders’ equity to total assets. Additional covenants imposed by the bank prohibit, among other things, advancement of loans to the Company’s shareholders, payment of management fees which exceed the amounts currently paid and restructuring or change of control without the prior consent of the bank. As for charges on assets to secure the loans, see Note 14.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12: –	LONG-TERM LOANS FROM MINORITY IN SUBSIDIARIES

The loans are in U.S. dollars and New Zealand dollars, do not bear interest and has no maturity date.

NOTE 13: –	ACCRUED SEVERANCE PAY

			Convenience translation
	December 31,
			December 31,
	2004	2005	2005

	Reported NIS		U.S. $

	(In thousands)

Amount of severance pay liability	5,197	6,335	1,376
Amount funded	2,931	3,686	801

Unfunded balance, net	2,266	2,649	575

NOTE 14: –	COMMITMENTS AND CONTINGENT LIABILITIES

Commitments:

	a.	The Company and its subsidiaries have lease agreements for periods through 2022.

Annual rental payable under lease agreements (including options extension) are as follows:

		Convenience translation

	December 31, 2005

	NIS	U.S. $

	(In thousands)

2006	2,845	618
2007	2,904	631
2008	2,671	580
2009	2,643	574
2010-2022	28,647	6,224

	39,710	8,627

Out of the total amount of NIS 39,710 thousand, the amount of NIS 22,583 thousand ($ 4,906 thousand) is due to the extension options.

b.	As for agreements with related parties, see Note 16.

c.	As for the tax assessment issued to the Company, see Note 15g.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Guarantees:

a.

Orev is a guarantor in favor of Bank Hapoalim to secure all of the debts and liabilities of its proportionately consolidated subsidiary, Freelink Ltd. (a jointly controlled entity) to Bank Hapoalim, up to an amount of $ 250 thousand.

	b.	Orev is a guarantor in favor of Bank Hapoalim to secure the debts and liabilities of its subsidiary, Secucell Ltd., up to the amount of $ 200 thousand.

	c.	Orev is a guarantor in favor of a Bank in New Zealand to secure the debts and liabilities of the subsidiary up to the amount of NIS 834 thousand ($ 181 thousand).

	d.	To secure the lease agreements between Orev and its facilities owners, Orev provided the facilities owners a bank guarantee from Bank Leumi Le-Israel Ltd. in the amount of NIS 518 thousand.

	e.	The Company and Orev granted Bank Hapoalim mutual guarantees to secure credit lines and loans of each other.

Charges:

The Company and Orev placed a floating charge on their entire assets, in favor of a bank to secure total credit and loans received by the Company and Orev.

NOTE 15: –	INCOME TAXES

	a.	Benefits under the Law for the Encouragement of Capital Investments:

1.

The Company has one letter of approval under the Law for the Encouragement of Capital Investments, 1959 (“the law”) and, accordingly, by virtue of the above law the Company enjoys the following benefits:

A letter of approval dated January 23, 2005 - according to the letter of approval, the Company is entitled to a benefit period of 7 years. In the context of these benefits, on that part of its taxable income deriving from the approved enterprise, the Company is entitled to a tax exemption over the first two years of the benefit period and a reduced tax rate of 25% over the following five years. Part of the taxable income deriving from the approved enterprise out of total taxable income is determined as the rate of increase in turnover in each year of the tax benefits compared to the base year, linked to the Israeli Wholesale Price Index.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15: –	INCOME TAXES (Cont.)

The Company does not accept this letter of approval. The Company intends to file an appeal on the ground that the Company intends to operate most of its activities in development region A. According to the Company’s claim, the benefit period should be 10 years. In the context of these benefits, on that part of its taxable income deriving from the approved enterprise in development region A, the Company is entitled to tax exemption over the benefit period, and on the part of its taxable income deriving from the approved enterprise, which is not in development region A, the Company is entitled to a tax exemption over the first two years of the benefit period and a reduced tax rate of 25% over the following eight years because the company is “Foreign Investors Company”. As of December 31, 2005 the benefit period has not commenced.

	2.	Orev has two letters of approval under the Law for the Encouragement of Capital Investments, 1959 (the law) and, accordingly, by virtue of the above law Orev enjoys the following benefits:

2.1.

A letter of approval dated October 4, 1999 - according to the letter of approval, Orev is entitled to a benefit period of 10 years. In the context of these benefits, on that part of its taxable income deriving from the approved enterprise in development region A, Orev is entitled to tax exemption over the benefit period, and on the part of its taxable income deriving from the approved enterprise, which is not in development region A, Orev is entitled to a tax exemption over the first two years of the benefit period and a reduced tax rate of 25% over the following eight years because the Company is a “Foreign Investors Company”. Part of the taxable income deriving from the approved enterprise out of total taxable income is determined as the rate of increase in turnover in each year of the tax benefits compared to the base year, linked to the Israeli Wholesale Price Index.

In 2001, Orev commenced to use the benefits according to this letter of approval and, therefore, the benefit period in connection with this letter of approval is expected to terminate in 2010.

At the end of 2002, a final performance report regarding Orev’s investments made in that enterprise was filed with the Investments Center. In May 2004, a final performance approval from the Investments Center regarding these investments was received.

According to the final performance approval, the attribution of taxable income between the activities and the several development regions is computed on the basis of the following criteria:

			a)	Increase in the number of employees in each of the regions.

			b)	Increase in the salary of the employees in each of the regions.

			c)	Investment in equipment in each of the regions.

The management believes that Orev is meeting the aforementioned criteria.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15: –	INCOME TAXES (Cont.)

2.2.

A letter of approval dated July 19, 2004 - according to the letter of approval, Orev is entitled to a benefit period of 10 years. In the context of these benefits, on that part of its taxable income deriving from the approved enterprise in development region A, Orev is entitled to tax exemption over the benefit period, and on the part of its taxable income deriving from the approved enterprise, which is not in development region A, Orev is entitled to a tax exemption over the first two years of the benefit period and a reduced tax rate of 25% over the following eight years because the Company is a “Foreign Investors Company”. Part of the taxable income deriving from the approved enterprise out of total taxable income is determined as the rate of increase in turnover in each year of the tax benefits compared to the base year, linked to the Israeli Wholesale Price Index.

In 2004, Orev commenced to use the benefits according to this letter of approval and, therefore, the benefit period in connection with this letter of approval is expected to terminate in 2013.

According to the letter of approval, the attribution of taxable income between the activities and the several development regions is computed on the basis of the following criteria:

				a)	Increase in the number of employees in each of the regions.

				b)	Increase in the salary of the employees in each of the regions.

				c)	Investment in equipment in each of the regions.

The management believes that Orev is meeting the aforementioned criteria.

		3.	Income from sources other than the “Approved Enterprise” mentioned above is taxed at the regular rate of 34% (see Note 15e).

The tax-exempt income attributable to the “Approved Enterprise” of Orev as of December 31, 2005, amounted to approximately NIS 19,440 thousand. Orev has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to Orev’s “Approved Enterprise”.

	b.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

Orev is an “Industrial Company”, as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation rates for machinery and equipment, as prescribed by regulations published under the Income Tax Law (Inflationary Adjustments), 1985.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15: –	INCOME TAXES (Cont.)

	c.	The Company and Orev filed a consolidated tax return under the Law for the Encouragement of Industry (Taxation), 1969.

	d.	Measurement of taxable income under the Income Tax Law (Inflationary Adjustments), 1985:

Under this law, taxable income is measured in real terms after certain adjustments in accordance with the changes in the Israeli CPI or in the exchange rate of the U.S. dollar, for a “foreign investment company”. The Company and its Israeli subsidiary elected to measure their results on the basis of the changes in the Israeli CPI.

	e.	Tax rates:

Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to “approved enterprise”, as described above) was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

	f.	Net operating losses carryforward:

As of December 31, 2005, the Company had accumulated losses for tax purposes of approximately NIS 70.5 million. The carryforward tax losses are linked to the Israeli CPI. In Israel, carryforward losses may be offset against taxable income in the future for an indefinite period.

As of December 31, 2005, the jointly controlled entities had accumulated losses for tax purposes of approximately NIS 6.3 million.

	g.	The Company has final tax assessments up to and including the 2001 tax year.

Orev has final tax assessments up to and including the 2001 tax year.

During 2004 Orev received a tax assessment relating to the years 1999 and 2001. This tax assessment reflected increased tax liability in approximately NIS 2.9 million for these years. Orev has filed objections regarding both these assessments. As a result of the abovementioned tax assessment the Company has recorded a provision in regard to the years 1999 to 2003 in the amount of approximately NIS 5.4 million. On December 28, 2005 Orev reached a settlement agreement with the Israeli tax authorities in respect of the abovementioned tax assessments. Based on the settlement agreement the Company reduced its tax provision in respect of previous years in the amount of NIS 1.3 million.

During 2003 the Company received a withholding tax assessment for the year 1999. This tax assessment reflected an increased tax liability of approximately NIS 40 million. This assessment related to the acquisition of Orev in 1999. The Company didn’t make any provisions in previous years regarding this tax assessment. Further to an objection filed by the Company to this assessment with the Israeli tax authorities, as part of a settlement agreement which was signed on December 28, 2005, the Company reached a settlement which provided for the cancellation of the tax assessment for the year 1999 (NIS 40 million).

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets (liabilities) are as follows:

			Convenience translation
	December 31,
			December 31,
	2004	2005	2005

	Reported NIS		U.S. $

	(In thousands)
Deferred tax:
Accrued severance pay, net	434	487	106
Research and development expenses	913	933	203
Accrued vacation pay	282	331	72
Allowance for doubtful accounts	800	983	214
Unrealized gain	109	228	49
Inventory	(152)	(64)	(14)
Depreciation	(1,129)	(1,289)	(280)
Intangible assets	(739)	(69)	(15)
Accrued expenses	-	61	13
Financial income from monetary items in foreign currency	-	(415)	(90)
Carryforward losses of jointly controlled entities	621	758	165
Valuation allowance	(621)	(758)	(165)

	518	1,186	258

Domestic	488	1,442	313
Foreign	30	(256)	(55)

	518	1,186	258

The deferred taxes are presented in the balance sheet as follows:

			Convenience translation
	December 31,
			December 31,
	2004	2005	2005

	Reported NIS		U.S. $

	(In thousands)
Among current assets (“other accounts receivable and prepaid expenses”)	969	2,064	449
Among long-term liabilities	(451)	(878)	(191)

	518	1,186	258

The deferred taxes are calculated using a 20% weighted tax rate.

Utilization of deferred taxes is conditioned upon the applicable taxable income in future years.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15: –	INCOME TAXES (Cont.)

	i.	A reconciliation of the theoretical tax expenses, assuming all income is taxable at the statutory rate applicable in Israel, and the actual tax expenses, is as follows:

				Convenience translation
	Year ended
	December 31,			Year ended
				December 31,
	2003	2004	2005	2005

	NIS			U.S. $

	Adjusted	Reported

	(In thousands)

Income before income taxes, as reported in the consolidated statements of income	3,385	7,955	8,621	1,873

Statutory tax rate in Israel	36%	35%	34%	34%

Theoretical tax expense	1,219	2,784	2,931	638
Decrease in taxes resulting from “Approved Enterprises”	(1,590)	(1,763)	(1,403)	(305)
Tax adjustment in respect of foreign subsidiary’s different tax rate	88	69	39	8
Tax for previous years	-	5,428	(1,300)	(283)
Temporary differences for which deferred tax liabilities were not recorded in previous years	-	-	415	90
Carryforward losses and other temporary differences for which deferred tax assets were recorded	262	264	(38)	(8)
Nondeductible expenses less exempt income	526	583	684	148
Others	(250)	(346)	345	75

Taxes on income in the statements of income	255	7,019	1,673	363

j.	Income before taxes on income is comprised as follows:

				Convenience translation
	Year ended
	December 31,			Year ended
				December 31,
	2003	2004	2005	2005

	NIS			U.S. $

	Adjusted	Reported

	(In thousands)

Domestic	1,593	5,841	8,038	1,746
Foreign	1,792	2,114	583	127

	3,385	7,955	8,621	1,873

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15: –	INCOME TAXES (Cont.)

	k.	Taxes on income included in the statements of income is comprised as follows:

				Convenience translation
	Year ended
	December 31,			Year ended
				December 31,
	2003	2004	2005	2005

	NIS			U.S. $

	Adjusted	Reported

	(In thousands)

Domestic	133	6,669	1,026	223
Foreign	122	350	647	140

	255	7,019	1,673	363

				Convenience translation
	Year ended
	December 31,			Year ended
				December 31,
	2003	2004	2005	2005

	NIS			U.S. $

	Adjusted	Reported

	(In thousands)

Current	1,194	3,293	3,641	791
Deferred taxes	(939)	(1,702)	(668)	(145)
For previous years	-	5,428	(1,300)	(283)

	255	7,019	1,673	363

NOTE 16: –	TRANSACTIONS WITH RELATED PARTIES

a.

During June 2003, the Company entered into a 3 years agreement, pursuant to which the Company is responsible to pay Meir Jacobson compensation as the Company’s Chairman of the Board of Directors in the amount of $ 3 thousand per month. During June 2006, the Board of Directors and Audit Committee approved an extension of this agreement for a further term of 36 months, which requires the approval of the Company's Shareholders General Meeting.

b.

During 2005, a new employment agreement between Orev and Mr. Shmuel Melman (director and CEO of the Company and Orev) was approved by the Company’s board of directors, Audit Committee and the Shareholders General Meeting. The new employment agreement is for a term of 5 years commencing on May 1, 2004 and ending on April 30, 2009 and is automatically renewable for a further term of 5 years, unless prior notice of non-renewal is provided by either party. In addition, the agreement may be terminated by either party by a six months prior written notice. Mr. Melman shall be entitled to a monthly gross salary of NIS 72 thousand linked to the Israeli consumer price index as of May 1, 2004, and updated every January 1, commencing as of January 1, 2005, by 5% based on the previous December salary. Mr. Melman is entitled to a company car, as well as other standard benefits.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:  –  TRANSACTIONS WITH RELATED PARTIES (Cont.)

c.

During 2005, a new employment agreement between Orev and Mrs. Monique Melman (director of the Company and director of marketing and sales of Orev) was approved by the Company’s board of directors, Audit Committee and the Shareholders General Meeting. The new employment agreement is for a term of twelve months commencing on August 1, 2004, and shall be automatically renewed for additional terms of twelve months each. Either party may terminate the agreement for any reason by providing the other party with a prior written notice of two months. Mrs. Melman shall be entitled to a monthly gross salary of NIS 25 thousand and sales incentive equal to 0.75% of the total annual unconsolidated sales of Orev in any calendar year exceeding USD 24 million.

d.

During 2005, the Company’s Audit committee, Board of Directors and the Shareholders General Meeting approved a consulting services agreement with Mr. Abram Silver, one of the Company’s controlling shareholders and director, according to which Mr. Silver, through a company in his control, will provide the Company and its subsidiaries with various consulting and business development services. The agreement is effective as of January 1, 2005 and until December 31, 2009 unless terminated by either party by a six months prior written notice. In addition, in the event that Bank Hapoalim, as applicable, does not approve the consideration to be paid to Mr. Silver pursuant to the agreement in any given year after the initial year of the agreement, by no later than March 31 of the relevant year, then, the agreement shall be automatically terminated effective as of April 1 of that year and Mr. Silver shall not be entitled to any consideration in respect of that year. In the event that Bank Hapoalim, as applicable, approve a consideration in any given year, which is lower than the annual consideration pursuant to the terms of the agreement, then, Mr. Silver may notify the Company by a 30 day prior written notice of the termination of the agreement within such 30 day period. Mr. Silver shall be entitled to a monthly consideration in respect of services rendered by him in the sum of NIS 33,333 (approximately, $7,250). Bank Hapoalim approved payment of an annual consideration of NIS 400,000 in 2005. The Company is yet to receive Bank Hapoalim's approval for the year 2006.

e.

The Company paid management fees to Silverboim Holding Ltd. (the former controlling company) (“Silverboim”) at an amount equal to the compensation of Orev’s CEO. The management fees for the years ended December 31, 2003 and 2004, are NIS 1,099 thousand, NIS 593 thousand, respectively. Silverboim provided the Company with management services until May 2004.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:  –  TRANSACTIONS WITH RELATED PARTIES (Cont.)

f.	Transactions with related parties:

				Convenience translation
	Year ended
	December 31,			Year ended December 31,

	2003	2004	2005	2005

	NIS			U.S. $

	Adjusted	Reported

	(In thousands)
Compensation to related parties (1):
Wages and social benefits (see Note 16b and 16c)	1,621	1,792	2,123	461
Management fees (see Note 16d and 16e)	1,099	-	400	87
Directors’ fees	211	277	258	56

	2,931	2,069	2,781	604

(1) Compensation was paid to related parties, as follows:

Related parties employed by the Group	1,621	1,792	2,123	461

Related parties not employed by the Group - directors (including companies held by these directors)	1,310	277	658	143

Number of individuals to whom the compensation relates (includes all directors)	8	8	7

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17: –	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Segment information:

The Group operates in one operating segment.

b.	Geographic information:

The Company has four reportable geographic areas, based on customers’ location.

	Year ended December 31, 2003

	Europe	Australia, New Zealand and South & East Asia	America	Israel	Others	Elimination	Consolidated

	Adjusted NIS in thousands

Sales to customers	51,406	26,817	9,372	11,468	1,074	-	100,137
Inter-area sales	-	1,807	-	1,414	-	(3,221)	-

Total sales	51,406	28,624	9,372	12,882	1,074	(3,221)	100,137

Operating income	4,734	2,093	183	1,537	21	-	8,568

Financial expenses, net							(3,674)
Other expenses, net							(1,509)

Income before taxes on income							3,385
Taxes on income							255
Equity in losses of an affiliate							(1,498)
Minority interest in earnings of subsidiaries							(684)

Net income							948

Assets	10,004	16,891	4,467	43,189	-	-	74,551

Liabilities	-	2,257	-	17,766	-	-	20,023

Capital expenditures	-	3,402	-	2,165	-	-	5,567

Depreciation and amortization	-	2,392	-	3,151	-	-	5,543

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17: –	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

	Year ended December 31, 2004

	Europe	Australia, New Zealand and South & East Asia	America	Israel	Others	Elimination	Consolidated

	Reported NIS in thousands

Sales to customers	66,847	27,711	7,987	12,156	214	-	114,915
Inter-area sales	-	1,197	-	1,153	-	(2,350)	-

Total sales	66,847	28,908	7,987	13,309	214	(2,350)	114,915

Operating income	7,940	2,653	815	1,980	33	-	13,421

Financial expenses, net							(2,687)
Other expenses, net							(2,779)

Income before taxes on income							7,955
Taxes on income							7,019
Equity in losses of an affiliate							(159)
Minority interest in earnings of subsidiaries							(736)

Net income							41

Assets	13,442	16,045	2,868	47,415	-	-	79,770

Liabilities	-	1,962	-	20,739	-	-	22,701

Capital expenditures	-	345	-	2,832	-	-	3,177

Depreciation and amortization	-	2,325	-	3,475	-	-	5,800

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17: –	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

	Year ended December 31, 2005

	Europe	Australia, New Zealand and South & East Asia	America	Israel	Others	Elimination	Consolidated

	Reported NIS in thousands

Sales to customers	68,249	29,909	11,352	12,247	236	-	121,993
Inter-area sales	-	2,696	-	145	-	(2,841)	-

Total sales	68,249	32,605	11,352	12,392	236	(2,841)	121,993

Operating income	6,259	2,306	927	1,173	31	-	10,696

Financial expenses, net							(1,611)
Other expenses, net							(464)

Income before taxes on income							8,621
Taxes on income							1,673
Equity in losses of an affiliate							(226)
Minority interest in losses of subsidiaries							34

Net income							6,756

Assets	12,227	14,576	1,352	58,151	-	-	86,306

Liabilities	-	2,344	-	26,682	-	-	29,026

Capital expenditures	-	358	-	11,211	-	-	11,569

Depreciation and amortization	-	2,431	-	3,303	-	-	5,734

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17: –	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

	Year ended December 31, 2005

	Europe	Australia, New Zealand and South & East Asia	America	Israel	Others	Elimination	Consolidated

	Convenience translation into U.S. $ in thousands

Sales to customers	14,827	6,498	2,466	2,661	51	-	26,503
Inter-area sales	-	586	-	32	-	(618)	-

Total sales	14,827	7,084	2,466	2,693	51	(618)	26,503

Operating income	1,360	501	201	254	7	-	2,323

Financial expenses, net							(350)
Other expenses, net							(100)

Income before taxes on income							1,873
Taxes on income							363
Equity in losses of an affiliate							(49)
Minority interest in losses of subsidiaries							7

Net income							1,468

Assets	2,656	3,167	294	12,633	-	-	18,750

Liabilities	-	509	-	5,797	-	-	6,306

Capital expenditures	-	78	-	2,435	-	-	2,513

Depreciation and amortization	-	528	-	718	-	-	1,246

c.	Major customer as a percentage of total sales:

	Year ended December 31,

	2003	2004	2005

	%

Customer A	13	13	12
Customer B	5	5	6
Customer C	6	4	5
Customer D	5	5	2

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	SELECTED STATEMENTS OF OPERATIONS DATA

		Year ended December 31,			Convenience Translation

					Year ended December 31, 2005

		2003	2004	2005

		NIS			U.S. $

		Adjusted	Reported

		(In thousands)
a.	Cost of sales:

	Materials consumed	45,106	56,281	58,161	12,636
	Salaries and related expenses	10,285	11,759	12,366	2,686
	Other manufacturing costs	2,490	2,873	4,782	1,039
	Depreciation and amortization	3,808	4,104	4,013	872

		61,689	75,017	79,322	17,233
	Decrease (increase) in inventory of work in progress	1,037	(1,686)	(2,015)	(438)
	Decrease (increase) in inventory of finished products	1,753	(3,049)	(331)	(72)

		64,479	70,282	76,976	16,723

b.	Research and development expenses:

	Salaries and related expenses	4,122	4,793	6,357	1,381
	Subcontractors	839	1,711	1,555	338
	Other	272	248	536	116

		5,233	6,752	8,448	1,835

c.	Selling and marketing expenses:

	Salaries and related expenses	2,669	4,581	4,880	1,060
	Exhibitions and advertising	2,681	2,859	2,715	590
	Depreciation	150	190	221	48
	Other	3,051	3,316	3,359	730

		8,551	10,946	11,175	2,428

d.	General and administrative expenses:

	Salaries and related expenses	4,448	5,345	6,067	1,318
	Management fees and consulting expenses	2,821	2,945	3,668	797
	Bad debts and doubtful accounts	965	593	609	132
	Write-off of loan to other company	300	395	-	-
	Depreciation	571	536	513	111
	Other	3,278	2,777	2,918	635

		12,383	12,591	13,775	2,993

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

		Year ended December 31,			Convenience translation

					Year ended December 31, 2005

		2003	2004	2005

		NIS			U.S. $

		Adjusted	Reported

		(In thousands)
e.	Other expenses, net:

	Provision to doubtful debt of loan to an affiliate (see Note 6)	-	1,500	334	73
	Write-off of investment in other company	199	29	54	12
	Equity in losses of jointly controlled entities attributed to the other Partners (1)	1,187	1,286	241	52
	Loss (gain) from sale of property and equipment	51	(28)	(118)	(26)
	Other	72	(8)	(47)	(11)

		1,509	2,779	464	100

(1)	The Company recorded a provision for accrued losses of jointly controlled entities due to guarantees and loans that the Company provided to those jointly controlled entities.

		Year ended December 31,			Convenience translation

					Year ended December 31, 2005

		2003	2004	2005

		NIS			U.S. $

		Adjusted	Reported

		(In thousands)

f.	Financial expenses, net:

	Revaluation (erosion) of principal of long-term loan	(1,016)	293	810	176
	Interest on long-term loans, short-term loans and bank credit	2,828	2,404	2,276	494
	Revaluation of monetary items (mainly trade receivables) and other	1,862	(10)	(1,475)	(320)

		3,674	2,687	1,611	350

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19: –	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of the Company conform with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain respects from those followed in the United States (“U.S. GAAP”), as described below:

	a.	Effect of inflation:

As described in Note 2b, the Company, in accordance with the Israeli GAAP, comprehensively included the effects of price level changes in the accompanying financial statement until December 31, 2003, when the adjustment of financial statements for the effects of inflation in Israel was discontinued. Such Israeli accounting principles measured the effects of the price level changes in the inflationary Israeli economy and, as such, are considered a more meaningful presentation than financial reporting based on historical cost for accounting purposes. As explained in Note 2b above, the amounts adjusted for the effects of inflation in Israel, presented in the financial statements as of December 31, 2003 (thereafter - “the transition date”), were used as the opening balances for the nominal financial reporting in the following periods. As a result, amounts reported in 2004 for non-monetary items that originated before the transition date are based on their adjusted December 2003 NIS balance.

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

See Note 13 for the presentation in the Company’s balance sheet in accordance with Israeli GAAP.

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

The effect of the difference on the Company’s consolidated financial statements in respect of the foreign currency translation adjustments in 2003, 2004 and 2005, is adjusted NIS (153) thousand, adjusted NIS 125 thousand and NIS 33 thousand, respectively, which, under U.S. GAAP, would have been recorded as part of comprehensive income in the shareholders’ equity.

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

As for the effects of the material differences on the financial statements see Note 19n.

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

The summarized financial information for the affiliate is as follows:

				Convenience translation
	Year ended
	December 31,			Year ended December 31,

	2003	2004	2005	2005

	NIS			U.S. $

	Adjusted	Reported

	(In thousands)

Current assets	6,888	6,617	6,679	1,451

Non-current assets	709	444	400	87

Current liabilities	2,680	2,352	2,665	579

Non-current liabilities	2,855	3,201	3,392	737

Sales	9,336	9,904	10,628	2,309

Gross profit	2,408	4,730	5,537	1,203

Net loss	4,598	521	433	94

f.	Treatment of deferred income taxes:

Under U.S. GAAP, deferred tax assets are reduced by a valuation allowance if based on the weight of available evidence it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Under Israeli GAAP, deferred tax assets are not recognized when it is not probable that the deferred tax assets will be realized.

A valuation allowance has been recorded against the deferred tax assets which resulted from the accumulated losses for tax purposes of the Company, jointly controlled entities and Secucell and therefore there is no effect of the difference between Israeli and U.S. GAAP.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19: –	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

g.	Deferred tax liability:

Under FAS 109, a deferred tax liability normally would be recorded relating to taxes that would be owed on the distribution of profits even if management does not intend currently to declare dividends. However, under Israeli tax law, a company could be liquidated and profits distributed with no tax liability to the company; rather, the shareholders would incur the tax liability. If the Company can represent that profits could be distributed tax free in liquidation, and the undistributed earnings are essentially permanent in duration, a deferred tax liability does not need to be recorded.

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

During 2003, the tax practice In Israel was changed and the Company estimates that it can not perform a tax-free merger. Therefore, the Company recorded under U.S. GAAP a deferred tax liability in the amounts of adjusted NIS 6,700 thousand, NIS 4,961 thousand and NIS 4,860 thousand ($ 1,056 thousand) as of December 31, 2003, 2004 and 2005, respectively.

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

According to U.S. GAAP (SFAS 144 - “Accounting for the Impairment or Disposal of Long-Lived Assets”) an impairment loss is recognized only if the carrying amount of an asset is not recoverable. The carrying amount is not recoverable if it exceeds the estimated undiscounted future cash flows expected to result from the use of the asset. If the carrying amount is not recoverable, an impairment loss should be recorded for the amount by which the carrying value of the asset exceeds its fair value.

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

The Company’s share in assets, liabilities, sales, gross profit and net loss of jointly controlled entities consolidated by the proportionate consolidation method, is as follows:

								Convenience translation
	Year ended December 31,
								Year ended December 31, 2005

	2003	2004			2005

	NIS							U.S. $

	Adjusted	Reported

	(In thousands)

Current assets	1,000	(	*	-	(	*	-	(*

Non-current assets	643	(	*	-	(	*	-	(*

Current liabilities	2,413	(	*	-	(	*	-	(*

Non-current liabilities	1,146	(	*	-	(	*	-	(*

Sales	2,070		1,785		(	*	-	(*

Gross profit	866		682		(	*	-	(*

Net loss	924		1,197		(	*	-	(*

*)

The jointly controlled entities are considered Variable Interest Entities and are consolidated in accordance with FASB Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, therefore condensed information regarding assets and liabilities was not provided, see Note 19k.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19: –	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

	k.	Variable interest entities:

In accordance with U.S. GAAP the consolidated financial statements as of December 31, 2003 and for the two years ended December 31, 2004 include the accounts of the Company and its majority-owned subsidiaries.

In accordance with U.S. GAAP the consolidated financial statements as of December 31, 2005 and 2004 and for the year ended December 31, 2005, include the accounts of the Company and its majority-owned subsidiaries that are not considered Variable Interest Entities (VIEs) and all VIEs for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated.

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

Freelink develops and markets short-range wireless systems for security purposes, based on spread spectrum and certain proprietary technology relating to communications. Its product range includes wireless security systems for home automation, as well as indoor wireless security systems, and perimeter wireless detection systems. In 2005, Freelink’s revenues were approximately NIS 2.3 million with a gross profit of approximately NIS 0.8 million and a loss of approximately NIS 0.4 million.

Under Israeli GAAP the Company records its proportional share (48%) of Freelink Balance sheets using the proportionate consolidation method while recording 100% of Freelink losses due to the guarantees provided by the Company.

Under U.S. GAAP the Company has determined that it will consolidate Freelink upon the adoption of FIN 46 as of December 31, 2004, as Freelink is a VIE and the Company is its primary beneficiary. As for the effects of the material differences on the financial statements see Note 19n.

2.

During 2001, the Company formed a jointly controlled entity, Actech Access Technologies Ltd. (“Actech”) with Camden Trading Ltd. Inc., the other jointly controlling shareholder. Actech was financed by the Company with approximately $ 200 thousand in debt.

Actech develops, manufactures and markets electronic access control systems. In 2005, Actech’s revenues were approximately NIS 171 thousand with a gross profit of approximately NIS 143 thousand and a loss of approximately NIS 12 thousand.

Under Israeli GAAP the Company records its proportional share (50%) of Actech Balance sheets using the proportionate consolidation method while recording 100% of Actech losses.

Under U.S. GAAP the Company has determined that it will consolidate Actech upon the adoption of FIN 46 as of December 31, 2004, as Actech is a VIE and the Company is its primary beneficiary. As for the effects of the material differences on the financial statements see Note 19n.

3.

During 2002, the Company formed a jointly controlled entity, ScanVision Technologies Ltd. (“ScanVision”) with other jointly controlling shareholder. ScanVision was financed by the Company with approximately $ 200 thousand in debt.

ScanVision develops technology for security and CCTV motion-less applications. In 2005, ScanVision did not have any revenues and it incurred a loss of approximately NIS 126 thousand.

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

Under U.S. GAAP the Company has determined that it will consolidate ScanVision upon the adoption of FIN 46 as of December 31, 2004, as ScanVision is a VIE and the Company is its primary beneficiary. As for the effects of the material differences on the financial statements see Note 19n.

	l.	Classification of certain expenses:

Under Israeli GAAP, advertising expenses incurred by the Company’s customers for which the Company reimbursed the customers in the amount of adjusted NIS 1,100 thousand, adjusted NIS 1,340 thousand and NIS 1,422 ($ 309 thousand), recorded in 2003, 2004 and 2005, respectively are included as selling and marketing expenses. Under U.S. GAAP, such expenses are included as a reduction of revenues in accordance with EITF 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”.

	m.	Impact of recently issued accounting standards:

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 (“FAS 154”), “Accounting Changes and Error Corrections” - a replacement of APB No. 20, “Accounting Changes” and FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable.

FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is currently assessing the impact of FAS 154 on its results of operations, financial condition and liquidity.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19: –	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

n.	The effects of the material differences between Israeli GAAP and U.S. GAAP of the aforementioned items on the financial statements are as follows:

	1.	Consolidated statement of operations:

										Convenience translation
	Year ended December 31,
										Year ended December 31,

		2003			2004			2005		2005

	As reported under Israeli GAAP	Effect of U.S. GAAP	Under U.S. GAAP	As reported under Israeli GAAP	Effect of U.S. GAAP	Under U.S. GAAP	As reported under Israeli GAAP	Effect of U.S. GAAP	Under U.S. GAAP	Under U.S. GAAP

	NIS									U.S. $

	Adjusted			Reported

	(In thousands)

Sales (1) (4)	100,137	(1,100)	99,037	114,915	(1,340)	113,575	121,993	(323)	121,670	26,433

Gross profit (1) (4)	35,658	(1,100)	34,558	44,633	(1,340)	43,293	45,017	(485)	44,080	9,577

Selling and marketing expenses (1) (4)	8,551	(1,100)	7,451	10,946	(1,340)	9,606	11,175	(1,417)	9,758	2,120

Taxes on income (2)	255	6,700	6,955	7,019	(1,739)	5,280	1,673	(101)	1,572	342

Equity in losses of an affiliate (3)	1,498	(1,498)	-	159	(159)	-	226	(226)	-	-

Net income (loss) (2) (3)	948	(5,202)	(4,254)	41	1,898	1,939	6,756	327	7,083	1,539

(1)	Effect of differences described in l. above.

(2)	Effect of differences described in g. above.

(3)	Effect of differences described in e. above.

(4)	Effect of differences described in k. above.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19: –	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.	Consolidated balance sheet:

							Convenience translation
	December 31,
							December 31, 2005
	2004			2005

	As reported under Israeli GAAP	Effect of U.S. GAAP	Under U.S. GAAP	As reported under Israeli GAAP	Effect of U.S. GAAP	Under U.S. GAAP	Under U.S. GAAP

	Reported NIS						U.S. $

	(In thousands)

Inventories (1)	31,031	705	31,736	34,866	684	35,550	7,723

Investment in affiliates (2)	865	(531)	334	341	(341)	-	-

Property and equipment, net (1)	17,382	638	18,020	24,830	528	25,358	5,509

Severance pay fund (3)	-	2,931	2,931	-	3,686	3,686	801

Total assets	95,925	3,843	99,768	105,396	4,723	110,119	23,923

Short-term loans and bank credit (1)	(30,730)	(663)	(31,393)	(22,899)	(605)	(23,504)	(5,106)

Trade payables (1)	(10,873)	(345)	(11,218)	(14,709)	(239)	(14,948)	(3,247)

Accrued severance pay (1) (3)	(2,266)	(3,066)	(5,332)	(2,649)	(3,771)	(6,420)	(1,395)

Deferred taxes on income (4)	(451)	(4,961)	(5,412)	(878)	(4,860)	(5,738)	(1,247)

Total liabilities	(73,530)	(9,335)	(82,865)	(76,095)	(9,924)	(86,019)	(18,687)

Shareholders’ equity (2) (4)	(22,395)	5,492	(16,903)	(29,301)	5,201	(24,100)	(5,236)

(1)	Effect of differences described in k. above.

(2)	Effect of differences described in e. above.

(3)	Effect of differences described in b. above.

(4)	Effect of differences described in g. above.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19: –	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

o.	Earnings (loss) per Ordinary share (“EPS”):

Under Israeli GAAP the earnings (loss) per Ordinary share were calculated on the basis of NIS 1 par value each.

Under U.S. GAAP basic net earnings (loss) per share are computed per 1 share in accordance with FAS 128, “Earnings per Share”.

The calculation of EPS under U.S. GAAP is as follows:

	Year ended December 31,

	2003	2004	2005

	NIS

	Adjusted	Reported

	(In thousands, except per Ordinary share data)

Net income (loss) under U.S. GAAP (see n(1) above)	(4,254)	1,939	7,083

EPS under U.S. GAAP:

Basic and diluted earnings (loss) per Ordinary share	(0.97)	0.44	1.62

Weighted average number of shares used in computing basic and diluted earnings (loss) per share	4,372,275	4,372,275	4,372,275

NOTE 20: –	SUBSEQUENT EVENTS (Unaudited)

On July 6, 2006 the Company entered into a binding term sheet with Fortissimo Capital Fund G.P., L.P. with respect to an investment in the Company. Pursuant to the proposed terms; Fortissimo will (i) invest $4,707,938 in the Company in exchange for 627,725 newly issued Ordinary Shares; and (ii) acquire 548,723 Ordinary Shares from Mr. Silver and Mr. Melman (the Company’s controlling shareholders) and from Mr. Jacobson, the chairman of the board of directors and Mr. Batchon, the Company’s financial officer for a total consideration of $4,115,423. The transaction reflects a price per share of $7.50. Subsequent to the closing of the contemplated transaction, Fortissimo will own approximately 23.5% of the Company. Pursuant to the contemplated transaction, Fortissimo shall be entitled to nominate two directors to the board of directors of the Company and the existing shareholders’ agreement by and among the controlling shareholders of the Company shall be amended to reflect such entitlement as well as other terms of Fortissimo’s investment. The audit committee and board of directors have approved the terms of the term sheet. The transaction shall be consummated pursuant to definitive agreements that will be executed between the Company, the selling shareholders and Fortissimo and is subject to the approval of the shareholders of the Company.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

List of investees as of December 31, 2004 and 2005

Holding in shares conferring rights to profits and voting rights

As of December 31, 2004 and 2005

%

Subsidiaries:

Crow Electronic Engineering Ltd.	100

Secucell Ltd.	99

Crow Australia PTY Ltd.	60

Arrow Head Alarm Products Limited	51

Jointly controlled entities:

Freelink Ltd.	*) 48

Actech Access Technologies Ltd.	50

Scan Vision Technologies Ltd.	*) 48

Affiliate:

Video Domain Technologies Ltd.	34

Joint venture:

C.J.M property group	51

*) 50% of the voting rights.