Form 20-F/A
period 2005-12-31
CROW TECHNOLOGIES 1977 LTD
filed 2006-07-14
CIK 770320

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

Yes ☐ No ☒

1

EXPLANATORY NOTE

The Registrant filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2005 with the Securities and Exchange Commission on July 13, 2006.

This Amendment to the Form 20-F is being filed in order to correct a typing error in the certification pursuant to 18 U.S.C. 1350.

Therefore, this Form 20-F/A consists of a cover page, this explanatory note, the signature page and the required certifications of our chief executive officer and the person serving in the capacity of our financial officer (including the amended certification pursuant to 18 U.S.C. 1350).

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to the annual report on its behalf.

CROW TECHNOLOGIES 1977 LTD. (Registrant) By: /s/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer

Dated: July 13, 2006

3