Form 20-F
period 2006-12-31
CROW TECHNOLOGIES 1977 LTD
filed 2007-07-12
CIK 770320

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission file no. 000-13844

CROW TECHNOLOGIES 1977 LTD.
(Formerly: BARI TRUST INVESTMENTS LTD.)
(Exact name of Registrant as specified in its charter and
translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

12 Kineret Street, Airport City, 70100, Israel
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

Item 17 ☐ Item 18 ☒

        If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	58

A.	MAJOR SHAREHOLDERS	58
B.	RELATED PARTY TRANSACTIONS	61
C.	INTERESTS OF EXPERTS AND COUNSEL	65

ITEM 8.	FINANCIAL INFORMATION	65

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	65
B.	SIGNIFICANT CHANGES	65

ITEM 9.	THE OFFER AND LISTING	66

A.	OFFER AND LISTING DETAILS	66
B.	PLAN OF DISTRIBUTION	66
C.	MARKETS	66
D.	SELLING SHAREHOLDERS	67
E.	DILUTION	67
F.	EXPENSES OF THE ISSUE	67

ITEM 10.	ADDITIONAL INFORMATION	67

A.	SHARE CAPITAL	67
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	67
C.	MATERIAL CONTRACTS	74
D.	EXCHANGE CONTROLS	74
E.	TAXATION	75
F.	DIVIDENDS AND PAYING AGENTS	88
G.	STATEMENT BY EXPERTS	88
H.	DOCUMENTS ON DISPLAY	88
I.	SUBSIDIARY INFORMATION	89

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	89

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	91

v

USE OF CERTAIN TERMS

As used herein, and unless the context suggests otherwise, the terms "we", "us" or "our" refer to Crow Technologies 1977 Ltd. and its consolidated subsidiaries; the terms "Crow Technologies 1977 Ltd." and "Crow" refer only to Crow Technologies 1977 Ltd., and the term "Orev" refers only to Crow Electronic Engineering Ltd., the main subsidiary of Crow.

We have prepared our consolidated financial statements in New Israeli Shekels, with a convenience translation into $US with respect to the year ended December 31, 2006 (see Notes 2b and 2b(6) to our consolidated financial statements included herein).Our consolidated financial statements were prepared in accordance with accounting principles generally accepted in Israel (“Israeli GAAP”), which differ in certain respects from the principles generally accepted in the United States (“U.S. GAAP”), as indicated in Note 19 to our consolidated financial statements included herein. All references herein to “dollars” or “$“or “$US” are to United States dollars, and all references to “NIS” are to New Israeli Shekels.

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

        We have prepared our consolidated financial statements contained in this annual report in accordance with generally accepted accounting principles in Israel (Israeli GAAP), which differ in certain respects from those that are followed in the United States. Please see Note 19 to our consolidated financial statements for financial data regarding material differences between U.S. GAAP and Israeli GAAP, included in Item 18 to this report.

        We have provided selected financial data both under generally accepted accounting principles in Israel and in the U.S. You should read the selected consolidated financial data presented in this Item together with Item 5 – Operating and Financial Review and Prospects and with our consolidated financial statements included elsewhere in this annual report.

        Our selected consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and our selected consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our consolidated financial statements, included elsewhere in this report. The selected consolidated statements of operations data for each of the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 are derived from other audited financial statements not included in this report.

        Certain items appearing in the selected financial data below were reclassified in the years 2002-2004. For further details please see Item 5 – “Significant Accounting Principles and Policies” below.

        For your convenience, the financial data for the fiscal year ended December 31, 2006 is presented in United States dollars as well as NIS in accordance with SaB topic 6b(5). Please also see Note 2b to our consolidated financial statements included in Item 18 regarding the exchange rate between NIS and U.S. dollars and regarding the convenience translation into United States dollars.

Selected Financial Data Under Israeli GAAP:

Consolidated Statements of Operations

	Year Ended December 31,
	2006	2006	2005	2004	2003	2002
	***In US$	In NIS
	In thousands, except per share amounts

Sales	34,640	146,352	121,993	114,915	100,137	92,331
Cost of Sales	23,230	98,150	76,976	70,282	64,479	60,684

Gross Profit	11,410	48,202	45,017	44,633	35,658	31,647
Research & Development
Expenses	2,034	8,594	8,448	6,752	5,233	5,377

Selling & Marketing Expenses	2,966	12,533	11,175	10,946	8,551	6,783
General & Administrative Expenses	3,328	14,058	13,775	12,591	12,383	11,215

Amortization of Other Assets	55	231	923	923	923	924

Operating Income (Loss)	3,027	12,786	10,696	13,421	8,568	7,348

Financial (Expenses), Net	(1,065)	(4,495)	(1,611)	(2,687)	(3,674)	(2,406)

Other Income (Expenses), Net	(28)	(127)	(464)	(2,779)	(1,509)	(662)

Income Before Taxes on Income	1,934	8,164	8,621	7,955	3,385	4,280
Taxes on Income	573	2,424	1,673	7,019	225	695

	1,361	5,740	6,948	936	3,130	3,585
Equity in Losses of Affiliates	(74)	(313)	(226)	(159)	(1,498)	(1,279)
Minority Interest in Losses (Earnings) of Subsidiaries	*	(2)	34	(736)	(684)	(233)

Net Income	1,287	5,425	6,756	41	948	2,073
Basic and Diluted Net Earnings per share	0.29	1.24	**1.55	**0.01	**0.22	**0.47
Weighted Average number of Shares used in computation of
earning per share	4,372,275	4,372,275	4,372,275	4,372,275	4,372,275	4,372,275

Consolidated Balance Sheets Data

	As of December 31,
	2006	2006	2005	2004	2003	2002
	***In US$	In NIS
	In thousands, except per share amounts

Cash & Cash Equivalent	1,214	5,129	12,035	12,749	5,511	2,874
Working Capital	4,006	16,922	18,181	10,671	8,272	16,769
Total Assets	27,195	114,893	105,396	95,925	88,008	86,119
Short Term Bank Credit & Loans	7,470	31,561	28,158	34,733	34,108	25,628
Long Term Liabilities	3,171	13,400	15,410	11,149	15,175	25,524
Shareholders Equity	8,199	34,636	29,301	22,395	22,229	21,434
No. of Shares Outstanding (NIS 0.25 par value)	4,372,275	4,372,275	4,372,275	4,372,275	4,372,275	4,372,275

* Represents an amount lower than $1 thousand.
** Restated – pursuant to our compliance with new Israeli Accounting Standard No. 21 regarding Earnings (loss) per share, as further described in Item 5 below “Significant Accounting Principles and Policies”.
***Convenience translation from NIS to $US – See Note 2(b)(6) of our consolidated financial statements included in Item 18 to this report.

Selected Financial Data Under U.S. GAAP:

Consolidated Statements of Operations

	Year Ended December 31,
	2006	2006	2005	2004	2003	2002
	***In US$	In NIS
	In thousands, except per share amounts

Sales	34,677	146,512	121,670	113,575	99,037	91,411
Cost of Sales	23,430	98,993	77,590	70,282	64,479	60,684

Gross Profit	11,247	47,519	44,080	43,293	34,558	30,727
Research & Development
Expenses	2,082	8,797	8,812	6,752	5,233	5,377
Selling & Marketing Expenses	2,680	11,325	9,758	9,606	7,451	5,863
General & Administrative Expenses	3,422	14,460	14,181	12,591	12,383	11,215

Amortization of Other Assets	55	231	923	923	923	924

Operating Income (Loss)	3,008	12,706	10,406	13,421	8,568	7,348
Financial Expense, Net	(1,088)	(4,597)	(1,756)	(2,687)	(3,674)	(2,406)
Other Income (Expenses), Net	13	56	(32)	(2,779)	(1,509)	(662)

Net Income Before Taxes on Income	1,933	8,165	8,618	7,955	3,385	4,280

Taxes on Income	789	3,334	1,572	5,280	6,955	695

Net Income (Loss) After Tax	1,144	4,831	7,046	2,675	(3,570)	3,585
Minority Interest in Losses (Earnings) of
Subsidiaries	-	(2)	37	(736)	(684)	(233)

Net Income (Loss)	1,144	4,829	7,083	1,939	(4,254)	3,352

Basic and Diluted Net Earnings (Loss) per Share	0.26	1.1	1.62	0.44	(0.97)	0.77
Weighted Average number of Shares used in
computation of earning per share	4,372,275	4,372,275	4,372,275	4,372,275	4,372,275	4,372,275

Consolidated Balance Sheets Data

	As of December 31,
	2006	2006	2005	2004	2003	2002
	***In US$	In NIS
	In thousands, except per share amounts

Cash & Cash Equivalent	1,246	5,264	12,112	12,767	5,511	2,874
Working Capital	4,785	20,217	17,798	10,301	8,272	16,769
Total Assets	27,716	117,098	110,119	99,768	87,307	83,777
Short Term Loans & Bank Credit	7,607	32,141	28,763	35,396	34,108	25,628
Long Term Liabilities	5,648	23,861	24,041	19,149	21,875	25,524
Shareholders Equity	6,832	28,867	24,100	16,903	14,828	19,100
No. of Shares Outstanding (NIS 0.25 par value)	4,372,275	4,372,275	4,372,275	4,372,275	4,372,275	4,372,275

***Convenience translation from NIS to $US – See Note 2(b)(6) of our consolidated financial statements included in Item 18 to this report.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

        We may not be able to compete profitably with other security products’ companies on a long-term basis. We experience substantial competition in our business from regional, national and international corporations. We have numerous competitors, which include large international corporations. Many of our competitors have substantially greater capital resources, research and development personnel, facilities, marketing and distribution networks, name recognition and more extensive customer bases than we do. We may not be able to successfully differentiate our products from those of our competitors or assure that the marketplace will consider our products superior to those of our competitors. In addition, our competitors may develop products that render our products obsolete or less competitive. Furthermore, local and international standardization requirements constitute a prerequisite for any successful market penetration and we may not obtain all the necessary approvals.

        We rely substantially on our suppliers, and our business operations could be negatively affected if they are unable to supply us in a timely fashion.

        Our products include a number of high-technology components that are not manufactured by us and that are available from only a few suppliers. We sometimes require large volumes of such components. If our suppliers are unable to fulfill our needs for such components, we may be unable to fill customer orders and our business and financial condition, including working capital and results of operations, may be negatively affected. Since part of our strategy is to shorten product development and introduction cycles, occasions may arise in the future where our ability to produce products may outpace our suppliers’ ability to supply components. There can be no assurance that we can continue to obtain adequate supplies or obtain such supplies at their historical cost levels. Moreover, our suppliers may, from time to time, experience production shortfalls or interruptions, which could impair the supply of components to us. There can be no assurance that such shortages will not occur in the future and such shortages could delay or prevent us from manufacturing and selling our products for an indeterminate period and would adversely affect our business and financial condition, including working capital and results of operations.

        We currently do not have agreements in writing with most of our suppliers and historic customers.

        Our contractual relationships with most of our suppliers and historic customers are not structured in written agreements and consequently reliance is placed on the course of our dealings with them based on outline terms and conditions. The lack of formal written agreements may give rise to the risk of potential disputes as to the precise terms and conditions governing such agreements.

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

        Our concentration on one main field of business security systems increases our vulnerability to changes in design and technology, procurement practices of original equipment manufacturers, product substitution, consumer preferences, insurance underwriting practices and the historical cyclicality of the market. As a result, a significant change in any of the foregoing factors could have a material adverse effect on our business and financial condition, including working capital and results of operations.

        If the management and key personnel, upon whose services we depend, depart, our efficiency and profitability and growth may be harmed; we do not maintain key man life insurance policies on any of our officers or directors.

        We are substantially dependent upon the continued services of our key management personnel, particularly Mr. Shmuel Melman, who serves as the Chief Executive Officer of both Crow and Orev. In addition, we are substantially dependent upon the continued services of the current CEO and the key personnel of ArrowHead Alarm Products Ltd., one of our subsidiaries, which provides us with support services in connection with our control panels’ line of products. The loss of Mr. Melman’s services, the services of the key personnel of ArrowHead, including its current CEO, or the services of other key management personnel, could reduce the efficiency and profitability of our business. For additional information regarding Mr. Melman’s employment agreement, please see Item 7.B – “Related Party Transactions” below. We do not maintain key man life insurance policies for any of our officers or directors, including Mr. Melman.

        If we are not able to retain or attract key personnel, we will not be able to increase the growth of our business or develop new products.

        Our success will also depend, to a significant extent, upon our ability to attract and retain highly skilled personnel, particularly technical, managerial, marketing, research and development personnel. We may not be able to attract or retain our skilled personnel or recruit additional skilled personnel. There is intense competition in the high-tech field in general and in the alarm and security industry in particular for such highly skilled personnel, and we will be required to compete for such personnel with companies having substantially greater financial and other resources than we do. Our research and development programs could be limited and our ability to introduce new products could be delayed, if we are unable to recruit such personnel in a timely manner. These programs are critical to our ability to successfully develop new and enhanced products required to satisfy customer demand.

        Loss of major customers would adversely affect our business.

        Three of our customers accounted for approximately 22% of our sales during 2006. If we were to lose any of these customers, our sales would decline substantially and our business would be harmed materially. In addition, most of the arrangements with our customers, including with the three major customers referred to above, do not provide for a minimum term or for an obligation to purchase a minimum quantities of our products.

        Failure to comply with our obligations pursuant to agreements with our major multinational OEM customers, including failure to supply our products in a timely fashion could adversely affect our relationship with such customers and could expose us to potential claims, which could adversely affect our results of operations and sales.

        We have entered into material agreements with multinational corporations for the supply of OEM products (see Item 4.A – “Recent Developments” below). If we are unable to comply with our obligations pursuant to such agreements, including the supply in a timely fashion of the OEM products and meeting quality requirements by such customers, this may adversely affect the continuation and development of our relationship with such customers and hence may adversely affect our results of operations and sales.

        We depend on a single supplier of one component used in some of our products. Our results of operations could be adversely affected if our supplier fails to provide us with adequate supplies of such components or if we are unable to find a suitable substitute in place of such single supplier in order to supply us the relevant components.

        We do not manufacture one component essential for our products. Such component is being manufactured for us by a third party abroad. If this manufacturer becomes unwilling or unable to provide us with such component, we may not be able to find an alternative source. Due to the volume of consumption of this component by us and as part of our general risk management policy, we are currently undergoing negotiations with another supplier of a similar component for the purchase of such component from said supplier. Concurrently, we ensure to keep adequate inventory for a couple of months in storage in addition to an inventory level held by our current supplier abroad.

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

        In addition, it is possible that one or more third parties may assert infringement claims against us. The cost of responding to infringement claims could be significant, regardless of whether or not the claims are substantiated.

        Furthermore, in some jurisdictions, we may not have adequate protection of our intellectual property rights and as a result we could be subject to assertion of infringement of intellectual property rights of third parties and also may be exposed to infringement of our intellectual property rights.

        Most of our trade receivables are not secured and if a substantial amount of such trade receivables is not paid to us it will have an adverse affect on our results of operations.

        Most of our trade receivables are not secured. If a substantial amount of such trade receivables is not paid to us, we may not be able to collect payments owed to us. We are not insured against this risk; however, we have minimized our exposure to such risk, by procuring an insurance policy which would cover some of the risks resulting from the non-payment of unsecured debt for customers that our management views to be more risky than other customers.

        The loans we provide to our related corporations, that are not consolidated in our financial statements, are not secured and if not paid, we could lose a substantial amount of money.

        The unsecured loans that we provide to our related corporations that are not consolidated into our financial statements (Freelink Ltd., ScanVision Technologies Ltd. and Actech Access Technologies Ltd. – our jointly controlled entities) currently amount to approximately NIS 3.6 million. If such loans are not paid, as a result, inter alia, of a decline in the results from operations of such corporations, we could lose a substantial amount of money. For further details, see Item 5.B – Liquidity and Capital Resources, under the caption “loans and guarantees granted to our subsidiaries” below.

        We are exposed to risks relating to international sales and purchases which may reduce our profitability.

        Approximately ninety percent (90%) of our product sales are exports, or sales outside of Israel, primarily to Europe, America, Australia and New Zealand. Exports have accounted for all of our recent growth.

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

        In addition, our products are required to obtain the necessary regulatory approvals of governmental agencies in some of these international markets. The regulatory requirements in each country are different and may change from time to time. The approvals that have been obtained may not remain sufficient and may not cover new products that require new approvals to be obtained. In addition, we may not obtain approvals on a timely basis in all jurisdictions in which we desire to sell our products and may not obtain approvals for all of such products desired to be sold in such jurisdictions, and restrictions on the use of these products may affect our ability to sell our products in these markets and to successfully compete with our competitors.

        If we are unable to manage future and current growth and acquisitions and successfully manage entering into new fields of operations, our business will be negatively impacted.

        Our growth strategy contemplates the expansion of our distribution network and the acquisitions of related products and businesses. We are continuously undertaking steps to expand our business to new fields; however, there are risks associated with entering into a new business field and there is no assurance of success at this stage for new products developed in such field. The expansion of our business and the sale of our products into new markets according to our business plan will be dependent, in part, upon our ability to engage capable and efficient distributors; and to identify, finance and acquire suitable businesses on favorable terms and then to integrate and manage the acquired businesses quickly and successfully.

        Expansion through extensive engagements with distributors involves special risks due to the fact that we may not have complete control over the distributor’s marketing policy. This could adversely affect our reputation, volume of sales and time to market.

        Acquisitions involve special risks, including risks associated with:

—	unanticipated liabilities;

—	diversion of management's attention;

—	possible reduction of earnings resulting from diverted management attention;

—	possible reduction of earnings resulting from increased goodwill amortization;

—	potential increased interest costs;

—	dependence on retention, hiring and training of key personnel;

—	difficulties relating to the integration of the acquired businesses; and

—	Changes in regulatory and economic regimes in the jurisdiction of the Acquisition.

        We may not be able to identify, finance or acquire acceptable acquisition candidates on terms that are favorable to us and in a timely manner to the extent necessary to fulfill our growth strategy.

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

        We are involved in ongoing projects related to our products which require the investment of funds and other resources. The volatility of the financial condition and results of operations characteristic of such projects, and our investments in new projects which profitability and success are uncertain, could adversely affect our business results.

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

        Product and professional liability claims may be asserted against us if the use of our products, or improper advice provided by us relating to the use of the products or other products which incorporate our products, are alleged to cause injury or other adverse effects. In one of our production lines in 2000, we had a defective component which we recalled, and as a result, suffered a short-term financial setback. We replaced the component and/or product to the satisfaction of our customers, and we believe that there is no risk of future litigation arising from this issue, as we have not received any notice of threatened litigation with respect to this defective component.

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

        As of July 12, 2007, Mr. Shmuel Melman holds approximately 27% of our shares, Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak) holds approximately 24.4% of our shares, Sender Holdings Inc. holds approximately 9.09% of our shares and Mr. Silver holds approximately 0.23% of our shares. Mr. Asher Barak (who acts as Mr. Eilenberg’s trustee) is the sole director of Sender Holdings Inc. In addition, Mr. Melman, Mr. Eilenberg (through his trustee Mr. Barak), Sender and Mr. Silver are parties to a shareholders’ agreement pursuant to which, among other things, they will vote in concert for the appointment of at least 4 directors to our board of directors (should Melman, Eilenberg and Sender all agree on the identity of a fifth director, they shall also vote their shares for his/her appointment). Our board of directors is currently composed of 7 directors, of which 2 directors are independent. The abovementioned shareholders have the power to control the outcome of most matters submitted to a vote of the shareholders, as well as to prevent corporate transactions such as mergers, consolidations or a sale of substantially all of our assets, which might be viewed as favorable by other shareholders. The ability of our other shareholders to affect our activities could be limited. See Item 7.A – Major Shareholders, for information concerning the holdings and voting rights of our major shareholders; and Item 10.B – Memorandum and Articles of Association, for additional information regarding the election of directors and interested parties’ transactions.

        The nature of the trading market for our ordinary shares may lead to lack of liquidity.

        Our ordinary shares are currently quoted on the Over The Counter Bulletin Board (OTCBB), a quotation system for equity securities. The OTCBB generally has a more limited trading market than the NASDAQ National Market. Accordingly, our shareholders may find that our ordinary shares may lack liquidity and are difficult to sell. The volume of our shares that are traded on the OTCBB may be low due, in part, to the marketability of our ordinary shares. Accordingly, the activity of only a few shares may affect our market price and may result in considerable fluctuations in the price and volume of our shares. Any fluctuations in the price of our ordinary shares may be magnified into a material reduction in price because relatively few buyers may be available to purchase our shares.

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

        The following factors (which are not exhaustive) may have a significant impact on the future market price of our ordinary shares:

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

        We believe that the rate of inflation in Israel has not had a material adverse effect on our business to date. However, an increase in the rate of inflation in Israel could increase our expenses in Israel. Likewise, our operations could be adversely affected if we are unable to guard against currency fluctuations in the future. We do not engage in currency hedging transactions. It is possible that we may not enter into such transactions or that such measures, even if entered into, will not adequately protect us from material adverse effects due to the impact of inflation in Israel or currency fluctuation. For further discussion of the impact of currency fluctuations and inflation, see –the caption “Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets” in Item 5; and Item 11 – Quantitative and Qualitative Disclosure About Market Risk. There can be no assurance that we will not incur losses from currency fluctuations and changes in the rate of inflation in Israel.

        If Bank Hapoalim were to demand immediate repayment of the amounts we owe it upon the occurrence of certain events, we would not have sufficient cash on hand to repay it, which could materially impair our ability to continue operations.

        We financed the purchase of substantially all of the assets, liabilities and business of Orev in 1999 with a loan from Bank Hapoalim in the principal amount of approximately NIS 54 million. In addition, Bank Hapoalim has been providing us with a credit line. Since 1999, we have been repaying the initial loan and the utilized credit balances. As of July 12, 2007, Crow owes Bank Hapoalim an aggregate amount of approximately NIS 32 million. This amount is composed of loans in NIS (approximately NIS 26.6 million) and loans in foreign currency. The foreign currency loans total, as of July 12, 2007, approximately $1.24 million. These foreign currency loans are payable in fixed payments from 2006 until 2010 and accrue annual interest at variable rates of approximately 1.85% above the London Inter-Bank Offer Rate. Most of the NIS loans (NIS 24.7 million) are payable upon demand and accrue interest at the prime rate as determined by Bank Hapoalim minus 0.1% and a small portion of our NIS loans (NIS 1.9 million) are payable in fixed payments from 2007 until 2010 and accrue annual interest at the rate of 6.5%. Fluctuations in the prime rate and/or LIBOR could result in a material increase in interest expenses incurred in connection with these loans.

        Our obligations to Bank Hapoalim are secured by a fixed lien on our shares of Orev, floating liens on Crow’s and Orev’s assets and mutual guarantees of Crow and Orev for the obligation of the other toward Bank Hapoalim (without limitation of amount). Pursuant to the terms of these liens and other related documents, we are required by Bank Hapoalim to comply with a number of restrictive covenants so long as any amount is outstanding. Bank Hapoalim may demand immediate repayment upon the occurrence of certain events. If Bank Hapoalim were to demand immediate repayment, we would not have sufficient cash on hand to comply with these demands. As of the date of this report, we are not aware of any reason in respect of which the bank may demand immediate repayment. If we were unable to repay the loan on demand, Bank Hapoalim would be entitled to sell our assets in order to recover any balance still owed to it by us. See Item 5.B – “Liquidity and Capital Resources”.

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

        In March 29, 2005, a comprehensive amendment to the Investments Law came into effect. The amendment imposes additional eligibility criteria for tax benefits. There can be no assurance that we will attain approval for additional tax benefits under the law as amended, or receive approval of approved enterprises in the future. The Investment Law prescribes an expiry date for the grant of new benefits. The expiry date has been extended several times in the past and the expiry date currently in effect is December 31, 2007. There can be no assurance that new benefits will be granted after that date. As we have already been granted approved enterprise status under this law (prior to the amendment), the deadline does not have any effect on such status, investment or on the benefits we receive. For additional details, see Item 10.E – “Taxation and Government Programs” below. The termination or reduction of these grants and tax benefits could harm our business, financial condition and results of operations.

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

        We are incorporated under the laws of the State of Israel and our principal facilities are located in Israel. Accordingly, we are directly affected by economic, political and military conditions in Israel. Therefore, restrictive laws, policies or practices directed towards Israel or Israeli businesses and the unstable political and military conditions in Israel could adversely affect our operations. Since October 2000, as a result of on-going violent outbreaks between Israeli and Palestinian forces, there has been increased political and economic instability in Israel. The future of the relations between the Palestinian Authority and Israel is uncertain, and the execution of Israel’s plan of a unilateral disengagement from the Gaza Strip and some parts of the West Bank may serve to further disrupt the balance within the Palestinian Authority and affect the overall stability of the region. The election of a majority of Hamas-supported candidates in the January 2006 elections held in the Palestinian territories is widely considered to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to stability in the Middle East as a whole. Furthermore, Israel was recently engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel, where our electronic and plastic facilities are located. As a result, we took steps to formulate a disaster recovery plan in order to ensure alternative manufacturing abilities in other places in Israel and abroad. The political and security situation in Israel may result in claims by certain parties with whom we have business relations that they are not obligated to perform their commitments under those arrangements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, the majority of our facilities are located in Northern Israel, which may be adversely affected by political and military conditions. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot provide any assurance that security and political conditions will not have such an effect in the future. Continued armed conflict and instability in the region may have an adverse affect on our business conditions, including our ability to develop, manufacture and market products.

        It may be difficult to enforce a U.S. judgment against us, our officers and directors.

        Some of our officers and directors reside outside of the United States. Therefore, even if our shareholders were to obtain a judgment against us or our officers and directors in the United States, this judgment could be difficult to enforce, both legally and financially. Our shareholders may not be able to enforce civil actions under United States securities laws if they file a lawsuit in Israel.

        We have not yet evaluated our internal controls over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

        As a non-accelerated filer, we are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by no later than the end of our 2007 fiscal year. Commencing on December 31, 2008, our external auditor will be providing an opinion on the effectiveness of our internal controls. We have only recently began the process of determining whether our existing internal controls over financial reporting systems is compliant with Section 404. This process may take up to twelve months to complete. If it is determined, during this process, that we are not in compliance with Section 404, we may be required to implement new internal control procedures and evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. If we are unable to implement these changes effectively and efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

        Some of our subsidiaries are not wholly owned by us. Accordingly, disagreements with other shareholders in such subsidiaries, on the management and operation of such subsidiaries, could adversely affect our portion of the revenues derived by such subsidiaries.

        Some of our subsidiaries are not wholly owned by us and we may not exercise control. According to the U.S GAAP, we consolidated several subsidiaries since we are determent that we are the primary beneficiary of their operations as that term is defined in ” Financial Accounting Standards Board (FASB) FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R”). However we may not be able to fully exercise control of such entity. For example, in Freelink Ltd., in which we hold 48% of its outstanding share capital and 50% of the voting rights, in 2005, we have managed to resolve various disagreements with our jointly controlling partner, related to the operations and management of Freelink. For further details, please see Item 7.B – Related Party Transactions – “Transactions with our affiliates and associates” below. In Freelink as well as other subsidiaries in which we are not the sole shareholder, we jointly control the management and operations of such subsidiaries and depend on agreement of other shareholders to various management decisions. In the event that we cannot agree with the other shareholders on management decisions and reach a deadlock, the operations of our subsidiaries may temporarily in some cases discontinue which may result in a decrease in the revenues of such subsidiaries, and therefore in our revenues. For further details, please see Item 7.B – Related Party Transactions – “Transactions with our affiliates and associates” below.

        We have relocated our main offices and other operational facilities to larger premises and constructed new premises for our plastic injection activities resulting in additional expense, which could adversely affect our financial condition in the event that we will not be able to meet our forecasts for growth.

        We have experienced growth in our operations and as a result, in 2005, we have relocated our principal offices to larger premises and entered into a new lease agreement in respect of such premises. In addition, as a result of our expected growth and operational needs, during the fourth quarter of 2005 we have constructed new facilities for our plastic injection operations. Furthermore, as a result of our expected growth, we have decided to expand our electronic assembly operations and therefore decided to relocate our electronics assembly facilities to new facilities. We expect to complete such relocation by the fourth quarter of 2007. Such relocations result in a substantial increase in our fixed costs, including expenditure on lease, equipment and adjustment of the new facilities to our needs. If we are unable to successfully manage our growth and expenses and increase our revenues, our results of operations may be adversely affected. For further information, please see Item 4.D. – Property, Plant and Equipment below.

        Our main offices have been relocated in mid 2005 to new premises, for which occupation approval by the authorities has not been granted yet. If the authorities will not grant the landlord of our premises such occupation approval, we may be subject to criminal sanctions and/or may be required to vacate the premises. Hence, we may not be able to find a suitable temporary location to move our main offices in the event that we are required to vacate the premises. In addition, moving to new premises, in such case, will result in an increase in our expenses and increased management and operations attention.

        Our principal executive offices, where we conduct our management, research and development, sales and marketing and operations, have been relocated in mid 2005 to new premises that are leased to us pursuant to a lease agreement. As of the date of this report, the authorities did not grant occupation approval for such premises. If the authorities will not grant the premises the required approval, we may be liable for criminal sanctions and the authorities may also issue a vacating notice to us. Pursuant to our lease agreement in respect of such premises, it is the landlord’s sole responsibilities to receive such approval, otherwise, rendering same as a breach of the agreement by him. We are advised that the landlord currently undertakes steps in order to receive such approval. If such approval will not be granted and we may be required to vacate the premises, we may not be able to find a suitable location for our premises in time and this may adversely affect our operations. In addition, we will incur expenses if we are required to move accordingly.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

        We are engaged in the area of security alarm systems. We design, develop, manufacture, sell and distribute a broad range of sophisticated security detection and alarm systems consisting of a wide range of wired and wireless control panels, several lines of indoor and outdoor sensors, wired and wireless sensors, access controls and communication systems for use in commercial and industrial facilities, residential homes and open areas, microwave barriers and perimeter protection systems for civil and military applications. In 2004 we commenced developing special applications mobile phone, however, in 2007, in light of difficulties encountered in fitting market and regulation requirements and our decision to focus our efforts and resources on the security products, we decided to stop our research and development activities of this project.

        Crow Technologies 1977 Ltd. is an Israeli holding company, and our principal business activities are conducted through Crow’s Israeli subsidiary, Crow Electronic Engineering Ltd., which was acquired in July 1999.

        Our principal business activities in the security alarms industry are conducted through Orev, which directly holds shares in, and directs the business operations of, its subsidiaries mentioned throughout this annual report.

        We sell our security alarm products throughout the world directly and through our distributors and security system integrators. In Israel we directly market and sell our products and our customers in Israel include central station monitoring providers and security systems integrators and installers. Our foreign customers outside of Israel consist primarily of independent distributors with whom we have distribution arrangements on both an exclusive and non-exclusive basis with respect to approximately sixty five (65) countries throughout the world. We also customize our products to satisfy specific customer requirements, through Original Equipment Manufacturer (OEM) and Original Design Manufacturing (ODM) arrangements.

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

Capital Expenditures and Divestitures

        The acquisition of ArrowHead Alarm Products Ltd. and Crow Australia Pty Ltd.

        During 2001, we purchased majority interests in two companies – ArrowHead Alarm Products Ltd. and Crow Australia Pty Ltd. ArrowHead develops, manufactures, and markets security alarm products in New Zealand, including those manufactured by us, and certain control panel products. Crow Australia Pty Ltd. is a distributor of our security alarm products located in Australia. We purchased the interests from shareholders of these companies in consideration for shares of Crow and monetary consideration.

        The Establishment of ScanVision Technologies Ltd.

        In 2002, Orev entered into an agreement with a third party to establish ScanVision Technologies Ltd., and holds approximately 48% of the outstanding share capital and 50% of the voting rights of Scan Vision. ScanVision develops patented technology for security and CCTV (Closed Circuit Television) motion-less applications, which enables the monitoring of sensitive VMD (Video Motion Detection) based CCTV systems and conceals security camera locations. Pursuant to the agreement for the establishment of ScanVision, Orev agreed to provide ScanVision, in its first year of operations, a loan of up to $200 thousand. Furthermore, Orev agreed to provide ScanVision with an additional amount of up to $200 thousand in the form of a loan or guarantee for its second year of operations, if and to the extent that such funding shall be necessary. As of July 12, 2007, Orev has loaned ScanVision a total amount of NIS 1.15 million (which is equivalent to approximately $272 thousand). All loans provided to ScanVision carry an interest rate of 4% adjusted to the CPI. Since its inception, ScanVision did not have any revenues and it incurred an accumulated loss of NIS 1.175 million.

        Recent Capital Expenditure

        In 2005, we constructed new plastic injection facilities. Such construction resulted in a substantial capital expenditure in 2005 in the aggregate sum of approximately NIS 11.6 million (approximately $2.5 million) which was expended on mainly purchasing equipment and machines and adjustment of the new facilities to our needs. In 2006, we also entered into new lease agreements for relocation of our electronic assembly activities to larger facilities. We expect to have increased capital expenditure as a result of such relocation and anticipate that we will relocate to the new premises by the forth quarter of 2007. In 2006, we have expended an aggregate sum of NIS 10.1 million (approximately $2.4 million) on mainly purchasing additional equipment and machinery for our plastic facility, equipment for our electronic facility, purchase of moulds and adjustment of the new facilities to our needs (which expenditure is expected to continue in 2007). See Item 4.D – Property, Plants and Equipment below for a detailed description of these agreements.

Recent Developments

        On September 12, 2006, the Company and certain shareholders of the Company (including Mr. Shmuel Melman and Mr. Silver, some of the controlling shareholders of the Company and certain officers and directors) entered into a Share Purchase Agreement with Fortissimo Capital Fund G.P., L.P and its affiliated entities, with respect to an investment in the Company and purchase of our shares by Fortissimo from the selling shareholders. Pursuant to the proposed terms of the agreement; Fortissimo undertook to (i) invest $4,707,938 in the Company in exchange for 627,725 newly issued Ordinary Shares; and (ii) acquire 548,723 Ordinary Shares from Mr. Silver and Mr. Melman (our controlling shareholders) and from Mr. Jacobson, our director and Mr. Batchon, our chief financial officer for a total consideration of $4,115,423. The transaction reflected a price per share of $7.50. The agreement was approved by our board of directors, audit committee and general meeting of shareholders. On February 14, 2007, the parties amended the agreement. Pursuant to the amendment, it was agreed that Fortissimo shall not complete its investment in the Company and consequently, the Company shall not issue to Fortissimo shares of the Company, Fortissimo shall not transfer the consideration for such shares to the Company and all representations, warranties and undertakings made by us towards Fortissimo in the agreement and ancillary documents shall be null and void and without effect. The closing of the sale of 548,723 shares of the Company by the selling shareholders took place on February 14, 2007, which shares entitle Fortissimo to all ordinary rights to which all our shareholders are entitled to according to the applicable law and according to our Articles of Association. In addition, Fortissimo shall be entitled, for as long as it holds shares of the Company, constituting more than 7.5% of the issued and outstanding share capital of the Company, to appoint one observer to our board of directors. The shareholders agreement between Mr. Melman, Mr. Silver, Sender Holdings and Mr. Eilenberg shall remain in full force and effect. For further information, see Item 7.A. – “Major Shareholders” below.

        On February 1, 2007, following the approval of our board of directors, we signed a term sheet with Mr. Roy Neuman, pursuant to which Mr. Neuman shall be employed as Chief Executive Officer (CEO) of the Company and Orev, commencing as of April 1, 2007. Pursuant to the term sheet, Mr. Neuman, shall be entitled to a gross monthly salary of NIS 60,000 per month, linked to the Israeli CPI and bonuses determined on various criteria. In addition, the Company will provide Mr. Neuman with an executive type company car. According to the term sheet, Mr. Neuman will be entitled to receive options to purchase up to 2.5% of the issued share capital of the Company, according to a vesting schedule as determined in the term sheet. Mr. Neuman’s employment may be terminated by a three months prior written notice and if such termination was initiated by him, he shall be entitled to an additional three months’ salary (the ‘adjustment period’). In June 2007, Mr. Neuman advised our board of directors of his resignation from the position of CEO of the Company and Orev, effective as of June 1, 2007. Mr. Neuman undertook to remain with the Company during the notice period of three months, until September 1, 2007, however, Mr. Neuman waived all rights to which he was entitled to pursuant to the term sheet in respect of the adjustment period, except for usage of the company car which was provided to him. The position of CEO of the Company and Orev was resumed by Mr. Shmuel Melman, our founder, controlling shareholder and our preceding CEO.

        In December 2006, we incorporated a new subsidiary in Florida, USA, wholly owned by Orev, under the name “Crow Latin America (USA) Inc.” for the purpose of providing additional local marketing and sales support for the Latin America region. Crow Latin America has yet to commence its operational activities. For additional information, please refer to Item 4.D. – “Property, Plant and Equipment” below.

        In October 2005 and in April 2006, our subsidiary, Orev, entered into procurement Original Equipment Manufacturing (OEM) Agreements with two prominent and leading international groups, for the manufacture by Orev of a line of products under the purchaser’s trade name, to be sold by the purchaser throughout the world. Both agreements are for an initial term of one year, automatically renewable for further periods of one year each. The agreements provide for forecasts with respect to the quantities predicted to be purchased by the purchaser. The agreements further provide for the delivery and payment schedules, procedures and the parties’ respective responsibilities. Orev is obligated to provide a warranty with respect to the products and the agreements set forth its responsibility regarding replacement and repair of products. Both parties undertook to maintain the confidentiality of the other party’s confidential information. The October 2005 agreement does not expressly contain any commitment to purchase minimum quantities or binding purchase orders. In respect of the April 2006 agreement, although the agreement also does not expressly contain any commitment to purchase minimum quantities or binding purchase orders (except that in each rolling forecast, the first 2 months of such rolling forecast are firm and committed orders), we anticipates significant annual sales volume under the agreement in the coming years. For further description of these agreements, please refer to Item 4.B. – “Customized OEM Solutions” below.

        Since the beginning of 2004, we have been engaged in the development of special applications mobile phones for the use of persons with special needs. Until December 31, 2006, we have expended approximately NIS 1.7 million (approximately $400 thousand) on research and development of such product. In 2007, in light of difficulties encountered in fitting market and regulation requirements and our decision to focus our efforts and resources on the security products, which is the main field of the Company, we decided to stop our research and development activities of the mobile phone project.

B.	BUSINESS OVERVIEW

        We are engaged in the area of security alarm systems. We design, develop, manufacture, sell and distribute a broad range of sophisticated security detection and alarm systems consisting of a wide range of wired and wireless control panels, several lines of indoor and outdoor sensors, wire and wireless sensors, access control systems and communication systems for use in commercial and industrial facilities, residential homes and open areas. In addition to our security detection and alarm systems, we also design and produce microwave barriers and perimeter protection systems for civil and military applications. Our principal business activities in the security alarms business are conducted through Orev and its subsidiaries. Please also see “Organizational Structure” below, for a detailed description of the subsidiaries’ products and activities.

        We market and sell our security alarm products in Israel and throughout the world. In Israel, we market and sell our products directly and our customers in Israel include central station monitoring providers and security systems integrators and installers. Our foreign customers outside Israel consist primarily of independent distributors with whom we have distribution arrangements on both an exclusive and non-exclusive basis in approximately sixty five (65) countries throughout the world. In addition, we also engage in the manufacturing and design of customized security systems solutions requiring specialized applications which are marketed under another label. We sell these customized systems outside of Israel directly to certain original equipment manufacturer customers. Please also see “Customer, Marketing and Sales – Customized OEM solutions” below.

        We are focused on the expansion of our worldwide sales, particularly in Europe and the United States, through our distributors and through OEM/ODM arrangements. To further our expansion, we have adopted a distribution growth strategy through engagements with international distributors for our products. As part of our strategy, we have been focusing our research and development efforts on developing new products and product upgrades based on existing models in order to maintain a competitive position in changing markets and customizing our existing products according to our OEM clients’ requirements as well as expanding the product base offered to our current OEM clients. The proprietary technologies that serve as the basis for the development of our newest systems are wireless products and control panels, which we develop and improve in cooperation with our subsidiary ArrowHead Alarm Products Ltd.

        As part of our research and development efforts in order to penetrate new markets, we engage third parties to perform such tasks. Some of our arrangements with such third parties involve payment for research and development work performed as well as an undertaking to pay royalties to such third parties once we commence sales of the products, including in one instance an undertaking to pay minimum annual royalties, in immaterial amounts, commencing as of the second quarter of 2008 (or waiver of exclusivity for the sale of such products in lieu of payment of such minimum royalties). In addition, one of these arrangements involves an undertaking by us to indemnify such third party for any claim raised against them (after final court determination) in respect of the research and development undertaken for us. As of the date hereof, no royalties are payable pursuant to these arrangements as the research and development activities have not been completed yet.

Products

        We manufacture sophisticated proprietary computerized alarm systems and detectors that are capable of analyzing signals and background and therefore minimize false alarms. Our line of products includes:

—	passive infrared and other indoor and outdoor motion detectors;
—	microwave barrier detectors;
—	control panels.
—	keypads
—	smoke detectors;
—	glass break sensors;
—	wire-based and wireless detectors and alarm systems;
—	audible/visible warning devices;
—	closed circuit television recording and transmission equipment systems;
—	GSM based dialers;
—	wireless equipment; and
—	access control systems;

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

        Our products include both wire-based and wireless detectors as well as control panels. The computerized control panel consists of a command and control module, which channels the various data and information relating to the protected area. These control panels include a “controller”, which processes the data received from various detectors consisting of burglary and smoke detectors, together with other types of detectors and devices and accessories, which are connected to the same control panel. The control panel notifies the customer or central station of the type of threat or danger that has been detected, including burglary, fire or flooding.

        Our products consist mainly of “off the shelf” products. However, at the request of original equipment (design) manufacturers (OEM/ODM) and other customers, we customize these security systems to satisfy such specific requirements. We sell these customized solutions, primarily to OEM partners in West Europe and North America. Our products are evaluated by a number of potential new OEM/ODM customers in addition to the existing OEM/ODM customers. Please see the caption “Customers, Marketing and Sales – Customized OEM Solutions” below and in Item 4.A. -Information on the Company, under the caption “Recent Developments” above.

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

        Our primary products are detectors. In 2004, 2005 and 2006 detectors accounted for approximately 80%, 78.2% and __% of our sales, respectively. This decline is mainly a result of the growth of our control panels’ sales. Most of our products are sold under our brand name. We have original equipment manufacturer customers, for whom we manufacture private label products. In 2004, 2005 and 2006 the Original Equipment (design) Manufacturer (OEM/ODM) sales accounted for about 6%, 7.2% and 15% of our total sales, respectively.

        Although our products range in price between $4 and $290, approximately 80% of the detectors sold by us are priced between $4 to $9. Our detectors are sold with a limited manufacturers warranty for various periods ranging between one to five years depending on the specific product. Under our standard warranty, we either repair a defective product or replace it with a new one. Since our primary activities consist of the manufacturing of security solutions and we do not take part in their installation and operation, we do not provide maintenance (other than standard warranty to repair) or monitoring service in connection with our security systems.

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

        We constantly strive to improve the performance and design of our products to meet specific customer and market demands and innovate new products. Among our new products that are currently being developed are the following:

—	client servers and monitoring central station software implementing TCP/IP;
—	GPRS and video transmission technologies;
—	development of wireless accessories;
—	outdoor detectors;

—	wireless control panels; and
—	Zigbee based solutions

        We have obtained a certificate of approval, valid until August 2009, from the Standards Institution of Israel with respect to the quality of our management systems, referring to management of manufacturing processes and of other processes (ISO 9001:2000). This standard ensures that the procedures in the organization are structured and controlled, which leads to the production of better quality products.

        We believe that ISO 9001:2000 reinforces consumer confidence in Israel and indicates to our customers that we maintain adequate management and manufacturing standards, thus assuring the excellent quality of our products. In addition, we have obtained approvals for numerous products from Underwriters Laboratories in the United States and similar organizations in Europe, including the CE standard of the European Union and other local standards of the member states. The approval of our products by these organizations is crucial to our sales efforts.

Proprietary Rights

        Our products are manufactured using technologies developed mainly by us. However, we also engage technology suppliers to develop certain technologies for our products. These technologies are developed based on our proprietary knowledge and under the condition that we own the technology developed.

        ScanVision develops products based on a patent which was registered in the United States under the name of the individual founder of ScanVision. In 2004, this patent was transferred under the name of ScanVision. In addition, ScanVision is yet to complete a transfer under its name of a patent which is currently registered in Japan in the name of an entity owned by the individual founder.

        In addition, Freelink currently develops wireless products, some of which are based, on a license from the other controlling shareholder of Freelink to use a patent which is registered in the United States under the name of such shareholder.

        In most of our other products, we do not incorporate any third-party licensed technologies. We rely, primarily on a combination of trademark, copyright, trade secrets, patents and contractual restrictions to protect our intellectual property as well as on unpatented proprietary know-how, trade secrets, and various confidentiality and other agreements with employees, consultants and others, to protect our trade secrets and know-how. “Crow” is a registered trademark in several countries where we distribute our products. These methods, however, may not afford complete protection and we cannot be sure that others will not independently develop products including our trade secrets and know-how or obtain access thereto.

Customers, Marketing and Sales

Domestic Sales

        In Israel we directly sell and market our products. Our customers in Israel include central station monitoring providers and security systems integrators and installers. We employ three sales people who are responsible for sales in the domestic market to installers, alarm monitoring stations and retailers. We also have one outlet in Israel for retail sales. Domestic sales represented 11%, 10% and 10% of our revenues in 2004, 2005 and 2006, respectively.

Worldwide Distribution

        Our foreign customers outside of Israel consist primarily of independent distributors with whom we have distribution arrangements on both an exclusive and non-exclusive basis in approximately sixty five (65) countries throughout the world. We engage in sales outside of Israel through our subsidiaries and distributors. Our subsidiaries and distributors outside of Israel are responsible for the marketing and sales in their respective territory. We have exclusive arrangements with many of our distributors. While most of our distribution relationships can be terminated by either party upon short notice and without significant penalty, we have maintained long-standing relationships with most of our distributors.

        We promote the sales and marketing of our products through:

—	our web site;

—	international trade shows, exhibitions and seminars;

—	direct advertising in international security magazines;

—	training and support of distributors' sales and technical force; and

—	by participating in our distributors' marketing expenses.

        During 2004, 2005 and 2006 our sales to three (3) foreign distributors accounted for approximately 23%, 23% and 22% of our total sales, respectively. The loss of any of these three (3) major customers would adversely affect our business. In 2004, the three customers were our distributors in Poland and the former Soviet Union (approximately, 13% of our sales), Spain (approximately, 5% of our sales) and Belgium (approximately, 5% of our sales). In 2005, the three customers were our distributors in Poland and the former Soviet Union (approximately, 12% of our sales), Spain (approximately, 6% of our sales) and South America (approximately, 5% of our sales). In 2006, the three customers were our distributors in Poland (approximately 10% of our sales), Spain (approximately 5% of our sales) and eastern Europe (approximately, 7% of our sales). We do not have written agreements with our main foreign distributors and domestic customers and we rely on our reputation and the reputation of our products to retain our distributors and customers. In recent years we have been entering into written agreements with our new foreign distributors and OEM/ODM partners.

        Further to our acquisitions in Australia and New Zealand in 2001, we intend to continue focusing on the expansion of our foreign sales in these and other countries, and to adopt a growth strategy, which contemplates engagements with OEM clients and foreign distributors for our products.

        Although Crow Electronic Engineering Inc. (our independent distributor in North America and Mexico until recently) exclusive distribution rights expired in December 2003, it continued, until recently, to serve as our independent distributor. In March, 2006, we terminated our distribution relations with Crow Electronic Engineering Inc. and are currently examining suitable distribution channels in its stead. Until the end of 2005, we recorded a provision for doubtful debts with respect to Crow Electronic Engineering Inc.‘s full debt to us, which amounts approximately to US$693 thousand as of July 12, 2007. We currently continue to sell our products to Crow Electronic Engineering Inc. for distribution on a non-exclusive basis and on a cash basis and simultaneously taking measures in order to recover said debt. Mr. Yosef Harel, who is a minority shareholder of Crow Australia (one of our subsidiaries), holds a controlling interest in Crow Electronic Engineering Inc. Please see “Related Party Transactions” in Item 7.B below.

Customized OEM Solutions

        We also engage in the manufacturing and design of customized security systems solutions requiring specialized applications which are marketed under another label. We sell these customized systems outside of Israel directly to certain original equipment manufacturer customers primarily in West Europe and North America. These customized systems represented about 6% in 2004, 7.2% in 2005 and 15% in 2006. We are constantly striving to expand this market by enhancing our strategic relationships with OEM/ODM partners worldwide.

        Our OEM arrangements are generally entered into by our subsidiary, Orev. In 2003, Orev entered into an OEM agreement with an international corporation engaged in the field of intelligent building systems (the purchaser), for the manufacture by Orev of a line of products (six kinds of detectors) under the purchaser’s trade name, to be sold by the purchaser throughout the world (except Israel). The unique plastic housings of these products may only be used for the purchaser’s products, except that we have the right to sell these products in Israel under our name (including the plastic housings). In addition, the agreement sets forth forecasts with respect to the quantities predicted to be purchased by the purchaser and the purchaser undertook to use its best efforts to meet these forecasts. The agreement anticipates purchase forecasts that could result in revenues of US$ 26 million during the term of the agreement (assuming a five years term). During 2005 and 2006 and as of the date of this report, the quantities purchased by the purchaser under the agreement were substantially lower than the forecast for these years as stipulated in the agreement. There is no assurance that anticipated purchase forecasts will be met in the future.

        Orev also entered into two other major OEM/ODM agreements with leading international groups, both for a term of one year each, automatically renewable for further period of one year each. For further description of these agreements, please see Item 4.A. – Information on the Company, under the caption “Recent Developments” above.

        Freelink Ltd. (one of our subsidiaries) has also entered into an OEM agreement, effective as of July 15, 2004, with an international corporation engaged in the field of security systems and accessories, for the supply of wireless products according to technical specifications provided in the agreement. Under the agreement, the purchaser undertook to purchase minimum quantities of the OEM products. During the years 2005 and 2006, the purchaser did not meet the minimum quantities as stipulated in the agreement. As of the date of this report, the purchaser has not delivered to Freelink any orders for products in material quantities.

Our Sales

        During 2006, approximately 90% of the sales of our products were derived from exports, or sales outside of Israel. The following sets forth certain information regarding our domestic sales in Israel and exports to other countries during the last three (3) years.

Revenues from Sales:

	For the Year Ended December 31,
	2006			2005		2004
	$US in thousands	NIS in thousands	% of total sales	NIS in thousands	% of total sales	NIS in thousands	% of total sales

Export Sales	31,240	131,985	90%	109,746	90%	102,759	89%
Domestic Sales (Israel)	3,400	14,367	10%	12,247	10%	12,156	11%

Total Sales	34,640	146,352	100%	121,993	100%	114,915	100%

Breakdown of Export Sales by
Geographic Region:

Europe	20,527	86,726	59%	68,249	56%	66,847	58%
Australia, New Zealand and
South & East Asia	6,542	27,639	19%	29,909	25%	27,711	24%
North and South America	3,178	13,426	9%	11,352	9%	7,987	7%
Others	993	4,194	3%	236	*0%	214	*0%

Total Export Sales	31,240	131,985	90%	109,746	90%	102,759	89%

* Sales in other geographical regions amounted to 0.19% of total sales.

Competition

        We experience substantial competition in our business from regional, national and international firms. We have numerous competitors, many of which are larger and have substantially greater financial and technical resources. Our competitors include large multinational corporations with larger customer bases than we have. These corporations may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels. Our leading Israeli competitors are Visonics Ltd. and Rokonet Electronics Ltd. Some of our major international competitors include: (i) Honeywell Group (ii) Tyco International Ltd. (DSC); (iii) Siemens AG; (iv) Paradox; (v) Optex Co. Ltd.; (vi) Bosch Security Systems; and (vii) General Electric Company. We compete with these companies primarily in the field of detectors and control panels. We believe that the quality of our products is not inferior to the quality of our competitors’ products and that our main competition with these corporation stems from our financial resources and marketing network coverage. We believe that our presence in certain foreign markets through subsidiaries and not just through distributors enhances our competitive position in these markets. As the compliance with local and international standardization requirements constitutes a prerequisite for any successful market penetration, we have obtained the ISO 9001:2000 certification and several other standardization certificates, and invest resources in order to obtain additional standardization certifications where necessary.

Raw Materials

        The parts and materials used by us in the manufacturing of our products consist primarily of printed circuits, Applied Specific Integrator Circuits (ASIC’s), electronic components, microprocessors, lenses, sensors, plastic elements and other related components. These parts and materials are generally available from numerous sources at competitive prices. However, our products include a number of unique and high-technology components that are available from only a few suppliers and, in some cases, a single supplier. If our suppliers are unable to fulfill our needs for such components, we may be unable to fill customer orders in the short-run. In order to protect ourselves from such risk, we endeavor to keep higher levels of inventory of such components so that, in case of shortages, we will have enough inventory for a sufficient period of time, which will enable us to either find alternative technological solutions or alternative suppliers. The prices of certain of our raw materials have increased recently due to environmental concerns and global increase in commodities’ prices; however the prices of our raw materials have generally not been volatile. We do not have written agreements with most of our suppliers.

Environmental Matters

        We anticipate that compliance with various laws and regulations relating to protection of the environment will not have a material affect on our earnings or competitive position.

C.	ORGANIZATIONAL STRUCTURE

        Crow was incorporated in 1977 under the laws of the State of Israel. Our principal business activities in the security alarms business are conducted through Crow’s wholly owned Israeli subsidiary, Orev. Orev directly holds shares in the other subsidiaries listed below. Each of the other subsidiaries has its own management; however, our management team (and especially Mr. Melman, our CEO) is substantially involved in decisions relating to our subsidiaries’ policy and material strategic matters (except for Video Domain, where our involvement is limited to our right to nominate directors).

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

Crow Electronic Engineering Ltd. (Orev)

        Orev was incorporated in 1982, and since its inception, has been engaged in the development, manufacturing, and sale of security and alarm products. Most of our business activities are conducted through Orev, which directly holds shares in, and directs the business operations of, its subsidiaries listed above. In 2006, Orev’s revenues (unconsolidated) were approximately NIS 124.9 million with a gross profit of approximately NIS 38 million and a net profit of approximately NIS 7.5 million.

ArrowHead Alarm Products Ltd.

        In January 2001, we purchased 51% of ArrowHead Alarm Products Ltd., which develops, manufactures, and markets security alarm products in New Zealand, including those manufactured by us, and certain control panel products. In 2006, ArrowHead’s revenues were approximately NIS 10.5 million with a gross profit of approximately NIS 4.7 million and a net profit of approximately NIS 248 thousand.

Crow Australia Pty Ltd.

        In April 2001, we purchased 60% of Crow Australia Pty Ltd., a distributor of our security alarm products located in Australia. In 2006, Crow Australia’s revenues were approximately NIS 13.3 million with a gross profit of approximately NIS 5 million and a loss of approximately NIS 199 thousand.

Freelink Ltd.

        In 1999, Orev established Freelink Ltd., as a private company in Israel, and held upon its formation approximately 48% of its share capital, and 50% of its voting power. Freelink develops and markets short-range wireless systems for security purposes, based on spread spectrum and certain proprietary technology relating to communications. Its product range includes wireless security systems for home automation, as well as indoor wireless security systems, and perimeter wireless detection systems. Freelink also holds patents in the U.S., Europe and Israel for the method and the system for immune low rate modems. In 2006, Freelink’s revenues were approximately NIS 2.8 million with a gross profit of approximately NIS 0.94 million and a loss of approximately NIS 42 thousand.

Actech Access Technologies Ltd.

        In June 2001, Orev entered into an agreement with Camden Trading Ltd. Inc., for the establishment of a new Israeli company, Actech Access Technologies Ltd., which would develop, manufacture and market electronic access control systems. Orev holds 50% of the outstanding share capital of this company. In 2006, Actech’s revenues were approximately NIS 390 thousand with a gross profit of approximately NIS 117 thousand and a loss of approximately NIS 13 thousand.

Secucell Ltd.

        In 1999, Orev established Secucell Ltd. as a substantially wholly owned company. Secucell provides research and development services in Israel for our other subsidiaries. Secucell’s revenues are derived only from the services it renders to our other consolidated subsidiaries and therefore Secucell’s revenues do not affect our total consolidated revenues.

ScanVision Technologies Ltd.

        In 2002, we established ScanVision Technologies Ltd. with another private entity and we hold approximately 48% of its outstanding share capital and 50% of the voting rights in ScanVision. ScanVision develops technology for security and CCTV motion-less applications. In 2006, ScanVision did not have any revenues and it incurred a loss of approximately NIS 70 thousand.

Video Domain Technologies Ltd.

        In 1997, Orev established Video Domain Technologies Ltd, a private company that was incorporated in Israel, and held 60% of its share capital upon its formation. We currently hold 34% of this company’s shares. Video Domain manufactures and markets a full line of digital video and audio, CCTV (closed circuit television) and remote surveillance solutions. Digital CCTV equipment including recording and transmission systems are installed in places requiring continuous monitoring of protected areas. This equipment is designed and manufactured by Video Domain, which specializes in the development, engineering, integration and marketing of stand-alone and PC-based digital motion video/audio surveillance and communication systems. In 2006, Video Domain’s revenues were approximately NIS 10 million with a gross profit of approximately NIS 4.2 million and a loss of approximately NIS 2.15 million. As a result, we recorded in 2006 equity losses in the amount of NIS 313 thousand. This amount is lower than an amount representing our portion in the loss (NIS 726 thousand) as attributed to our shareholding in Video Domain (34%) due to the fact that we do not guarantee its debts and therefore do not record any losses exceeding our entire investment in this company.

D.	PROPERTY, PLANTS AND EQUIPMENT

        Our principal executive offices are located at 12 Kineret Street, Airport City, Israel, where we conduct our management, research and development, sales and marketing, and operations, occupying a two storey building, consisting of a 19,174 square feet (approximately 1,787 sqm) first floor and a 18,695 square feet (approximately 1,740 sqm) second floor which includes an office space of 13,330 square feet (approximately 1,240 sqm) and a 5,365 square feet (approximately 500 sqm) patio. In addition, the building has, a 6,438 square feet (approximately 600 sqm) intermediate floor and 18,241 square feet (approximately 1,700 sqm) basement. Our use of the premises, including use of the intermediate floor and the basement, is conditional upon receiving various building permits and approvals. Please refer to Item 3.D – “Risk Factors” above. The agreement is for an initial term of seven years commencing as of April 1, 2005 and ending on March 31, 2012. However, we were granted an option to extend the term of the lease by two further periods of five years each. Orev granted a bank guarantee in the sum of $85 thousand to provide a security to the lessor.

        We also maintain manufacturing facilities in Afula, Israel, consisting of approximately 8,560 square feet (approximately 800 sqm). We lease these facilities under a lease agreement for a term ending in February 2008. We also leased as from October 2006 and until December 2007 (with a one year option to extend), a warehouse consisting of (8,560 square feet (approximately 800 sqm) located near our principal offices.

        In addition, we have a sales center for the Israeli market in Holon, Israel consisting of approximately 1,940 square feet (approximately 180 sqm). We lease this sales center for a term ending in December 2007.

        In addition, as of July 2005, Orev leases facilities in Alon Tavor, Israel, consisting of approximately 14,480 square feet (approximately 1,350 sqm) for the purpose of injection of plastic parts of our products. In April, 2006, we extended the term of lease of these premises until April 30, 2013 and changed the option term from one year to two periods of three year each after April 2013. As security, in addition to a bank guarantee in the sum of NIS 48 thousand, Crow undertook to guarantee the obligations of Orev under the lease agreement.

        Also, as part of our need to expand our activities, as from April, 2006, Orev entered into a lease agreement for the lease of facilities in Afula, Israel (which shall replace Orev’s currently leased facility in Afula consisting of 800 sqm described above), consisting of approximately 30,214 square feet (approximately 2,820 sqm), which shall be used as our electronics facilities up until April 2013 and a warehouse, consisting of approximately 8,300 square feet (approximately 780 sqm) in Afula, up until April 2013 (and for an additional two periods consisting of three years each). In addition to a bank guarantee in the sum of NIS 78 thousand (approximately $17 thousand) and a credit note in an identical amount, provided as securities to the lessor, Crow undertook to guarantee the fulfillment of obligations of Orev under the agreement. We anticipate completing the relocation of our electronics facilities to the new premises by the forth quarter of 2007.

        As of June 2007, our wholly owned subsidiary, Crow Latin America, leases 1,044 square feet (approximately 97 sqm) located in Miami, Florida for a term of 36 months. Fulfillment of Crow Latin America’s obligations under the lease agreement is secured by a letter of credit in the amount of approximately $8,500 issued by Orev.

        As of July 12, 2007, our total rent in consideration for all of our facilities in Israel, amounts to approximately $50 thousand per month.

        Freelink, Secucell, ScanVision and Actech conduct their operations in our main facilities in Airport City, Israel pursuant to arrangements with Orev. Video Domain leases an area in Petach Tikva, Israel. Each company uses its own equipment.

        In addition to the one-time expense in connection with the relocation of our facilities, we also anticipate increased current fixed expenses resulting from the larger size of the new location as well as increased capital expenditure for purchase of equipment and machinery and adjustment of the new premises to our operational needs. We expect that the new locations will allow a better working environment and facilitate adequate preparation for future growth.

        Since October 2003, all of Crow and Orev’s assets are pledged to Bank Hapoalim under floating liens. As described above, in 1999 we borrowed an amount of NIS 54 million from Bank Hapoalim for the purpose of financing the purchase of Orev’s share capital. In addition, Bank Hapoalim has been providing us with credit lines for our current operations. As security for the loan and additional credit lines extended by Bank Hapoalim, our shares in Orev are pledged to Bank Hapoalim. Furthermore, Crow undertook to use any amounts transferred to Crow from Orev (including dividends and management fees) for the purpose of repaying Crow’s obligations toward the bank. Crow’s board further resolved to grant Bank Hapoalim a lien on amounts transferred to Crow from Orev and a floating lien on its entire assets. In addition, the board resolved to guarantee the obligations of Orev toward the bank.

        As of the date of this report, Bank Hapoalim approved our credit line of up to NIS 72 million, out of which we used the total sum of NIS 36 million.

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

        Bank Hapoalim may demand immediate repayment upon the occurrence of certain events, including: a default with respect to our repayment obligations or with respect to the other covenants under the liens; cessation of our commercial activities; an event which, in the discretion of the bank, could hamper our financial ability; and an adverse change in the value of the lien. With respect to the floating liens, a default by either company (Orev or Crow) could result in the demand for immediate repayment of the amount owed by the non-defaulting company as well. In addition, Bank Hapoalim may assign its rights under the floating liens to a third person without our consent. As of the date of this report, we are not aware of any reason in respect of which the bank may demand immediate repayment. Please also see the risk factor captioned “If Bank Hapoalim were to demand immediate repayment of the amounts we owe it, we would not have sufficient cash on hand to repay it, which could materially impair our ability to continue operations” in Item 3.D – Risk Factors.

        In July 2003, Orev and its partners in ArrowHead acquired a building in Auckland, New Zealand to be used primarily for the operations of ArrowHead. The building consists of approximately 8,300 square feet (approximately 775 sqm). For a description of the terms of purchase, please see the caption “loans and guarantees granted to our subsidiaries” in Item 5.B – Liquidity and Capital Resources.

        Our subsidiary, Crow Australia leases premises in three separate locations. In 2005, Crow Australia entered into a lease agreement for the lease of 1,755 square feet (approximately 164 sqm) in Sydney, Australia, to be used as a sales center, for an aggregate annual rental fee of approximately $24 thousand. The lease is valid until September 2009 and an option to extend for a further term of 6 year with three months prior notice. In addition, Crow Australia entered in 2005 into a second lease agreement for the lease of 3,617 square feet (approximately 338 sqm) in Western Australia, to be used as a sale center, for an aggregate annual rental fee of approximately $17 thousand. The lease is valid until July 2008 with an option to extend the lease for further terms of one year each for a total of three years. In February 2006, Crow Australia entered into a new lease agreement pursuant to which it had relocated its headquarters to larger premises of 8,164 square feet (approximately 763 sqm). The lease is for a period of five years with an option to extend the lease for a further period of five years. The annual rental fees are approximately $67 thousand, adjusted to the Australian CPI, and paid to the lessor on a monthly basis.

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

        We sell our security alarm products throughout the world, directly and through our distributors and security system integrators. In Israel we market and sell our products directly and our customers in Israel include central station monitoring providers and security systems integrators and installers. Our foreign customers outside of Israel consist primarily of independent distributors with whom we have distribution arrangements on both an exclusive and non-exclusive basis with respect to approximately sixty five (65) countries throughout the world. In addition, we also engage in the manufacturing and design of customized security systems solutions requiring specialized applications which are marketed under another label (OEM/ODM projects). We sell these customized systems outside of Israel directly to certain original equipment and design manufacturer customers primarily in West Europe and North America. Please also see “Customers, Marketing and Sales – Customized OEM solutions” in Item 4.A. above.

Significant Accounting Principles and Policies

        Our financial statements are prepared in accordance with Israeli Generally Accepted Accounting Principles (Israeli GAAP), and audited annually in accordance with the audit standards of the Public Company Accounting Oversight Board (United States) (PCAOB). A discussion of the significant accounting policies which we follow in preparing our financial statements and new accounting standards that are applicable to us and which may come into effect in 2007 is set forth in Note 2 to our consolidated financial statements included elsewhere in this annual report. The following is a summary of certain principles that have a substantial impact upon our financial statements and, we believe, are most important to keep in mind in assessing our financial condition and operating results. Also refer to Note 19 to our consolidated financial statements included elsewhere in this annual report regarding material differences between U.S. GAAP and Israeli GAAP.

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

        For additional analysis of tax issues, please refer to Notes 15 and 19(e) of our consolidated financial statements included elsewhere in this report.

        Revenue Recognition. Revenues from product sales are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collection is probable. On January 1, 2006, the Company adopted the provisions of Accounting Standard No. 25 regarding revenue recognition from types of transactions: sale of goods, rendering of services from interest, royalties and dividends. The standard prescribes the required accounting treatment regarding these three types of transactions. For further information, please refer to Note 2(n) of our consolidated financial statements included elsewhere in this report.

        Inventories: Inventories are stated at the lower of cost or net realizable value. Cost is determined as follows:

        Raw materials – using the “first-in, first-out” method.

        Work-in-progress and finished products – on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

        Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. During 2004, 2005 and 2006, Orev wrote-off inventory in the amount of NIS 939 thousand, NIS 633 thousand and NIS 1,298 thousand ($ 307 thousand), respectively. The write-offs are included in cost of sales. During 2004, 2005 and 2006, Orev consumed inventories that were written off in the past in the amount of NIS 56 thousand, NIS 405 thousand and NIS 165 thousand ($39 thousand). According to our past experience our estimates of the net realizable value of the inventory were accurate due to our knowledge of the use of our inventory regarding future technology and future market changes.

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

        Intangible assets: Technology-based intangible assets and customer-related intangible assets are stated at amortized cost. Amortization is calculated using the straight-line method over the estimated useful lives of the assets, which is five years. In 2006 all of our Technology-based and customer –related intangible assets were amortized in full.

        Earnings (loss) per share: as of January 2006, the Company applied Accounting Standards No. 21 regarding earning per share. According to this standard, basic earnings per share are computed based on the weighted average number of ordinary shares outstanding during the period retrospectively adjusted for bonus shares/share split/issuance of rights. Previously, the calculation was based on NIS 1 par value and not based on “per share” as is used in the new standard. The issued and outstanding share capital of the Company is 4,372,275 shares of NIS 0.25 par value each (NIS 1,093,069). As a result of the adoption of this standard, the comparative data of earnings per share relating to previous years have been restated. These comparative data, prior to restatement, were NIS 6.18, NIS 0.04, NIS 0.87 and NIS 1.90 in the 2005, 2004, 2003 and 2002, respectively. The Company has restated its financial results for each of the above years, in order to retroactively reflect the effect of the change in the accounting treatment of earnings per share.

Results of Operations

        The following table sets forth for the periods indicated selected items from our consolidated statements of operations as a percentage of our total sales.

	Year Ended December 31
	2006	2005	2004

Sales	100%	100%	100%
Cost of Sales	67.1%	63.1%	61.2%
Gross Profit	32.9%	36.9%	38.8%
Research & Development Expenses	5.9%	6.9%	5.9%
Sales and Marketing Expenses	8.6%	9.2%	9.5%
General & Administrative Expenses	9.6%	11.3%	11%
Amortization of Other Assets	0.2%	0.8%	0.8%
Operating Income	8.6%	8.7%	11.7%
Income Before Tax	5.6%	7.1%	6.9%
Taxes on Income	1.7%	1.4%	6.1%
Equity in losses of an affiliate	0.2%	0.2%	0.1%
Net Income	3.7%	5.5%	0%*

*Net Income in 2004 amounted to 0.04% from total sales.

Analysis of our Operation Results for the Year ended December 31, 2006 as Compared to the Year ended December 31, 2005.

        Sales. In the year ended December 31, 2006, our sales amounted to approximately NIS 146.4 million as compared to approximately NIS 122 million in the year ended December 31, 2005. This increase of approximately NIS 24.4 million (constituting an increase of approximately 20%) was primarily the result of an increase in our export sales in Europe (increase of NIS 18.5 million), in America (increase of NIS 2.2 million), and in Israel (increase of NIS 2.2 million). The main reason for this increase was that sales of our control panels have continued to increase during 2006 which resulted in an increase of the sales of our detectors. Sales of our OEM products, wireless products and accessories increased as well during 2006.

        Cost of Sales. In the year ended December 31, 2006 our cost of sales amounted to approximately NIS 98.1 million as compared to approximately NIS 77 million in the year ended December 31, 2005. This increase of approximately NIS 21.1 million is mainly due to materials consumed together with the changes of inventory of work in progress and finished products that have increased from NIS 55.8 million in 2005 (equals to 45.8% of our sales in 2005) to NIS 69.7 million in 2006 (equals to 47.7% of our sales in 2006). This increase resulted from an increase of approximately 20% in our volume of sales as described above and due to an increase in the cost of some raw materials, such as plastic parts, metals and some electronic components. Salaries and related expenses have increased from NIS 12.3 million in 2005 to NIS18.5 million in 2006. This increase resulted from the recruitment of new employees due to an increase in our production and the undertaking of plastic injection activities “in house” and an increase in the salary expenses of operational and production employees. In addition other manufacturing costs have increased from NIS 4.8 million in 2005 to NIS 7.1 million in 2006 due to an increase in fixed overhead expenses as a result of the cost of relocation of our main operational facilities (mid 2005) and the commencement of plastic injection activities. Furthermore, the increase in our cost of sales is attributed to an increase in the write-off of inventory by Orev during 2006 (in the amount of NIS 1,298 thousand) compared to 2005, in the amount of NIS 633. During 2005 and 2006, Orev consumed inventories that were written-off in the past in the amount of NIS 405 thousand and NIS 165 thousand, respectively.

        Gross Profit. In the year ended December 31, 2006 our gross profit amounted to approximately NIS 48.2 million as compared to approximately NIS 45 million in the year ended December 31, 2005. This increase of approximately NIS 3.2 million resulted from the increase of our sales volume. Our gross profit margins reached 32.9% in the year 2006 as compared to gross profit margins of 36.9% in the year 2005. Such decrease resulted mainly from an increase in the cost of sales as mentioned above, and also from the devaluation of the US dollar against the NIS (as approximately 90% of our sales are to foreign customers) and entering into new OEM projects having a lower profit margin.

        Research and Development. In the year ended December 31, 2006, our research and development expenses amounted to approximately NIS 8.6 million as compared to approximately NIS 8.4 million in the year ended December 31, 2005. This increase of approximately NIS 0.2 million resulted from an increase in our expenses to subcontractors.

        Selling and Marketing Expenses. In the year ended December 31, 2006, our selling and marketing expenses amounted to approximately NIS 12.5 million as compared to approximately NIS 11.2 million in the year ended December 31, 2005. This increase of approximately NIS 1.3 million resulted from an increase in salary expenses and commissions to sales managers that increased as a result of increased sales and an increase in other selling and marketing expenses, including travel expenses and export expenses.

        General and Administrative Expenses. In the year ended December 31, 2006, our general and administrative expenses amounted to approximately NIS 14.1 million as compared to approximately NIS 13.8 million in the year ended December 31, 2005. This net increase of approximately NIS 0.3 million is due primarily to an increase in our salary expenses to management and administrative staff (NIS 0.3 million), an increase in depreciation expenses (NIS 0.24 million), an increase in other general expenses (NIS 0.9 million) and a decrease in management fees and consulting (NIS 1.2 million).

        Amortization of Intangible Assets. In the year ended December 31, 2006 we incurred amortization expenses amounting to approximately NIS 0.23 million as compared to approximately NIS 0.9 million in the year ended December 31, 2005 with respect to the amortization of the marketing rights assets resulting from Orev’s acquisition of its Australian subsidiary in April 2001. These assets are amortized over a period of 5 years commencing on the date of acquisition ended March 2006.

        Operating Income. In the year ended December 31, 2006, our operating income amounted to approximately NIS 12.8 million as compared to approximately NIS 10.7 million in the year ended December 31, 2005. This increase of approximately NIS 2.1 million resulted primarily from an increase in sales volume that resulted in an increase in the gross profit.

        Financial Expenses. In the year ended December 31, 2006, our financial expenses amounted to approximately NIS 4.5 million as compared to approximately NIS 1.6 million for the year ended December 31, 2005. This increase of approximately NIS 2.9 million resulted mainly from the major revaluation of the NIS at the end of 2006 as compared to the U.S. dollar (8.2% in 2006). During the year 2005, there was a devaluation of the NIS as compared to the U.S. dollar (6.8% in 2005). Such revaluation at the end of 2006 decreased our dollar-linked trade receivables which are higher than our dollar-linked liabilities. In addition, our interest expenses increase in 2006 by approximately NIS 0.8 million.

        Other Expenses. In the year ended December 31, 2006, our other expenses amounted to approximately NIS 0.1 million as compared to approximately NIS 0.5 million for the year ended December 31, 2005. This decrease of approximately NIS 0.4 million resulted from decrease in the provision to doubtful debt of a loan to our affiliate, Video Domain Technologies Ltd. and from a decrease in losses of jointly controlled entities attributed to the other partners.

        Taxes on Income. In the year ended December 31, 2006, our Taxes on Income amounted to approximately NIS 2.4 million as compared to approximately NIS 1.7 million for the year ended December 31, 2005. This net increase of approximately NIS 0.7 million resulted mainly from taxes on income for previous years, recorded in 2005. In 2006 we did not record an income from provision for taxes for previous years, as we did in 2005 in the amount of approximately NIS 1.3 million due to settlement agreement with the Israeli tax authorities reached in 2005. In addition the current provision for tax in 2006 decreased of approximately NIS 1.3 million in as compared to 2005 and such decrease is attributed to an increase in tax benefits due to our increased turnover and decrease in the Israeli corporate tax in 2006. For further information, please refer to Note 15(k) of our consolidated financial statements, included elsewhere in this report.

        Equity in losses of an affiliate. In the year ended December 31, 2006, our equity in losses of an affiliate amounted to approximately NIS 0.31 million as compared to approximately NIS 0.23 million for the year ended December 31, 2005. This increase of approximately NIS 0.08 million resulted from an increase in the losses of our affiliate, Video Domain Technologies Ltd. attributed to our share in said associate (34%).

        Net Income. In the year ended December 31, 2006 our net income amounted to approximately NIS 5.4 million as compared to approximately NIS 6.8 million for the year ended December 31, 2005. Although our operating income increased as compared to 2005, our net income decreased due, mainly, to an increase in our financial expenses and an increase in losses of our affiliate, Video Domain Technologies Ltd.

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

        Equity in losses of an affiliate. In the year ended December 31, 2005, our equity in losses of an affiliate amounted to approximately NIS 0.23 million as compared to approximately NIS 0.16 million for the year ended December 31, 2004. This increase of approximately NIS 0.07 million resulted from an increase in the losses of our affiliate, Video Domain Technologies Ltd.

        Net Income. In the year ended December 31, 2005 our net income amounted to approximately NIS 6.8 million as compared to approximately NIS 0.04 million for the year ended December 31, 2004. Although our operating income decreased as compared to the year 2004, our net income increased due to a decrease in our tax and financial expenses and other non-operating expenses.

        The following is a breakdown of the percentage of our sales by geographic regions:

Year ending December 31,	Europe	Australia, New Zealand, South and East Asia	America	Israel	Other

2006	59%	19%	9%	10%	3%
2005	56%	25%	9%	10%	0	%*
2004	58%	24%	7%	11%	0	%*

* Other sales amounted to less than 1% of our total sales.

Our continuing focus on the European and American market in 2006 resulted in an increase of our total sale in Europe and America as compared to the year 2005. Consequently, the share of Australia, New Zealand, South and East as a percentage of our total sales has decreased compared to the year 2005. Our focus on the Australian and South America markets in 2005 resulted in an increase of our total sale in Australian and America markets as compared to the year 2004. Please also see Item 4.B.- Business Overview under the caption “Our Sales”.

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

Year Ended December 31	Israeli Consumer Price Index	Israeli Inflation (Deflation) Rate %	Devaluation (Revaluation) Rate %	Inflation/Deflation Adjusted for Devaluation/ Revaluation %

2002	182.0	6.5	7.3	(0.74)
2003	178.6	(1.9)	(7.6)	6.2
2004	180.7	1.2	(1.6)	2.85
2005	185.1	2.4	6.8	(4.1)
2006	184.9	(0.1)	(8.2)	8.8

        Since the institution of the Israeli Economic Program in 1985, the rate of inflation, while continuing, has been significantly reduced, and the rate of devaluation has been substantially diminished. The annual rates of inflation (deflation) during the years ended December 31, 2002, 2003, 2004, 2005 and 2006 were approximately 6.5%, (1.9%), 1.2%, 2.4% and (0.1)%, respectively, while during such periods Israel effected a devaluation(revaluation) of the NIS against the U.S. dollar of approximately 7.3%, (7.6%), (1.6)%, 6.8% and (8.2)%, respectively. During each of the two years ended December 31, 2002, and 2005 the rate of devaluation of the NIS against the U.S. dollar exceeded the rate of inflation in Israel; during the years 2003 and 2006, the rate of revaluation of the NIS against the U.S dollar exceeded the rate of deflation in Israel and during the year 2004, the rate of inflation in Israel exceeded the rate of revaluation of the NIS against the U.S. dollar.

        The dollar costs in Israel increase if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind the inflation in Israel. Conversely, the dollar costs in Israel decrease if devaluation of the NIS against the U.S. dollar exceeds the rate of inflation in Israel.

        A devaluation of the NIS in relation to the U.S. dollar will have the effect of decreasing the dollar value of any of our assets that consist of NIS or receivables payable in NIS. Such a devaluation would also have the effect of reducing the U.S. dollar amount of any of our liabilities, which are payable in NIS (unless such payables are linked to the U.S. dollar). Conversely, any increase in the value of the NIS in relation to the U.S. dollar will have the effect of increasing the dollar value of any of our linked NIS assets and our linked NIS liabilities. The representative rate on December 31, 2006 was NIS 4.225 per $1.00.

TABLE OF EXCHANGE RATES (NIS TO US DOLLAR)	High	Low

Annually

Fiscal 2004	4.634	4.308
Fiscal 2005	4.741	4.299
Fiscal 2006	4.725	4.176

Quarterly
First Quarter 2006	4.671	4.577
Second Quarter 2006	4.671	4.428
Third Quarter 2006	4.521	4.297
Fourth Quarter 2006	4.331	4.176

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

        As of December 31, 2006, we had a working capital of approximately NIS 16.9 million, which consists of current assets of approximately NIS 82.5 million less current liabilities of approximately NIS 65.6 million, as compared to our working capital as of December 31, 2005, which amounted to approximately NIS 18.2 million, consisting of the then current assets of approximately NIS 77.6 million less the then current liabilities of approximately NIS 59.4 million.

        The main current assets as of December 31, 2006 were cash (approximately NIS 5.1 million), inventory (approximately NIS 41.4 million) and trade receivables (approximately NIS 29.6 million) compared to the main current assets as of December 31, 2005 which were cash (approximately NIS 12 million), inventory (approximately NIS 34.9 million) and trade receivables (approximately NIS 24 million).

        Most of our cash and cash equivalents are held in U.S. dollar.

        Net cash provided by operating activities for the year ended December 31, 2006 was approximately NIS 1 million as compared to net cash provided by operating activities of approximately NIS 14.1 million and NIS 14 million for the years ended December 31, 2005 and December 31, 2004, respectively. The decrease of approximately NIS 13.1 million (net) in the year 2006 as compared to the year 2005 resulted mainly from decrease in net income, increase in trade receivables and increase in inventories, which were higher than the increase in trade payable. The increase of approximately NIS 0.1 million (net) in the year 2005 as compared to the year 2004 resulted mainly from the increase in net income and trade payables in 2005 as compared to the increase in other accounts payable and accrued expenses (including mainly provision for taxes), a provision to doubtful debt of a loan to an associate and an increase in inventory in 2004.

        In 1999, we financed the purchase of substantially all of the assets, liabilities and business of Orev with a loan from Bank Hapoalim in the principal amount of approximately NIS 54 million. In addition, Bank Hapoalim has been providing us with a credit line. Since 1999, we have been repaying the initial loan and the utilized credit balances. As of July 12, 2007, Crow owes Bank Hapoalim an aggregate amount of approximately NIS 32 million. This amount is composed of loans in NIS (approximately NIS 26.6 million) and loans in foreign currency. The foreign currency loans total, as of July 12, 2007, approximately $1.24 million. These foreign currency loans are payable in fixed payments from 2006 until 2010 and accrue annual interest at variable rates of approximately 1.85% above the London Inter-Bank Offering Rate. Most of the NIS loans (NIS 24.7 million) are payable upon demand and accrue interest at the prime rate as determined by Bank Hapoalim minus 0.1% and a small portion of our NIS loans (NIS 1.9 million) are payable in fixed payments from 2007 until 2010 and accrue annual interest at the rate of 6.5%. Fluctuations in the prime rate and LIBOR could result in a material increase in interest expenses incurred in connection with these loans. In 2004, 2005 and 2006, the loans in NIS accrued interest at a weighted average of 5.7%, 6.5% and 7.1%, respectively, while on December 31, 2006 the interest rate on our short-term NIS loans was approximately 5.9%.

        As of July 12, 2007 the loans provided to Orev by Bank Hapoalim consist of an on demand NIS loan currently amounting to NIS 6 million. These loans bear the same interest rates as the loans provided to Crow.

        The foreign currency loans are used, among other things, to minimize the affect of currency fluctuations on our foreign currency trade receivables.

        Our obligations to Bank Hapoalim are secured by a fixed lien on our shares of Orev, floating liens on Crow’s and Orev’s assets and mutual guarantees of Crow and Orev for the obligation of the other toward Bank Hapoalim (without limitation of amount). Pursuant to the terms of these liens and related documents, we are required by Bank Hapoalim to comply with a number of covenants so long as any amount is outstanding. In addition to our restrictive covenants, our current controlling shareholders have obligated toward Bank Hapoalim not to lower their Crow holdings below a certain percentage. Bank Hapoalim may demand immediate repayment upon the occurrence of certain events. As of the date of this report, we are not aware of any reason in respect of which the bank may demand immediate repayment. Please also see the risk factor captioned “If Bank Hapoalim were to demand immediate repayment of the amounts we owe it, we would not have sufficient cash on hand to repay it, which could materially impair our ability to continue operations” in Item 3.D – Risk Factors.

        Furthermore, we covenanted that any proceeds that we will receive from Orev or any other subsidiary in the form of a dividend or management fees will be used to repay our debt to Bank Hapoalim. In addition, we may not distribute any dividends to our shareholders as long as any amount owed to Bank Hapoalim is outstanding. We believe that these restrictions will not have an adverse affect on our ability to meet our cash obligations.

        Presently, Crow’s and Orev’s material unused sources of liquidity consist of approximately NIS 36 million under the credit line provided to us by Bank Hapoalim.

        As of the date of this report, Bank Hapoalim provided us with a credit line of NIS 72 million of which we used approximately NIS 36 million. We believe that the unused portion of the credit line extended to us by Bank Hapoalim is sufficient for our present requirements and future plans. For further details, please see Item 4.D – “Property, Plant and Equipment” above.

Loans and guarantees granted to our subsidiaries.

        Freelink Ltd. – In 2000, Orev made an interest-free loan to Freelink Ltd., an entity jointly controlled by Orev and Royalinks Ltd., in the aggregate principal amount of approximately $200 thousand. The maturity date of this loan has not yet been determined. This loan is linked to the U.S. dollar and currently amounts to $175 thousand. In addition, Orev provided a guarantee to secure a $250 thousand credit facility provided by Bank Hapoalim to Freelink. In August, 2005 we have entered into an agreement with Royalinks addressing, among other things, future financing of Freelink by its jointly controlling shareholders and repayment of Freelink’s outstanding debt to Orev in the sum of approximately NIS 4.2 million. For further details, please see Item 7.B. – Related Party Transaction -“Transactions with our affiliates and associates” below.

        ArrowHead Alarm Products Ltd. – Pursuant to the agreement for the acquisition of 51% of the ordinary shares of ArrowHead in 2001, Orev committed to provide ArrowHead with a loan in the amount of $72 thousand if ArrowHead should require this funding. Between the years 2003-2005, Orev provided ArrowHead with shareholder’s loans in the amount of approximately NZ$ 178 thousand bearing an annual accruing interest equal to LIBOR, to be repaid by March 2007.

        In July 2003, Orev and the other shareholders of ArrowHead acquired a building in New Zealand to be used primarily for the operations of ArrowHead. The building has been leased to ArrowHead and on the date of the transaction the lease agreement had a remaining period of 10 years. The building was sold to Orev and the other shareholders of ArrowHead (in accordance with their respective share of Arrowhead) subject to that lease. In addition, ArrowHead had an option to prepay the rent for the entire period of the lease in the amount of NZD 1,050 thousand. The agreement provided that in the event that ArrowHead exercises this option, the purchase price of the building shall be NZD 274 thousand and in the event that ArrowHead does not exercise this option, the purchase price of the building shall be NZD 1,304 thousand. In any event, the purchasers (Orev and the other shareholders of ArrowHead) shall not utilize the 10 year period remaining under the lease agreement. ArrowHead exercised its option to prepay the rent and Orev and the other shareholders of ArrowHead purchased the building in the amount of NZD 274 thousand. ArrowHead funded the prepayment and purchase price by means of a 15-year loan from a New Zealand bank, which is secured by a mortgage on the property. In addition, Orev and its partners have also provided the bank with a direct guarantee in the amount of NZD 266 thousand and NZD 254 thousand, respectively. See also Item 4.D – Property, Plants and Equipment, for an additional description of the building. In 2007, Arrowhead entered into negotiations and finalized the replacement of its current loan and existing credit lines from the New Zealand bank, with another New Zealand bank in order to receive more favorable terms, including obtaining additional credit lines and an additional loan to purchase machinery. Furthermore, under the new loan terms, Orev’s previous guarantee in the amount of NZD 266 thousand was removed.

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

        ScanVision Technologies Ltd. – Pursuant to the agreement for the establishment of ScanVision, Orev agreed to provide ScanVision, in its first year of operations, a loan of up to $200 thousand. Furthermore, Orev agreed to provide ScanVision with an additional amount of up to $200 thousand in the form of a loan or guarantee for its second year of operations, if and to the extent that such funding shall be necessary. As of the date of this report, Orev has loaned ScanVision a total amount of approximately NIS 1.15 million (which is equivalent to approximately $273 thousand). All loans provided to ScanVision are adjusted to the CPI and carry an adjusted interest rate equal to 4%.

        Actech Access Technologies Ltd. – In June 2001, Orev entered into an agreement with Camden Trading Ltd. Inc. for the establishment of a new Israeli company, Actech Access Technologies Ltd., which would develop, manufacture and market electronic access control systems. Orev holds 50% of the outstanding share capital of Actech. Under the agreement, Orev committed to provide Actech with an initial loan in the amount of $65 thousand, and with further loans in an aggregate amount of up to $90 thousand in the event that further financing shall be required for development purposes. As of the date of this report, Orev has provided Actech with loans in the aggregate amount of approximately NIS 844 thousand (equivalent to approximately $200 thousand) (which is more than the amount which Orev committed to provide under the agreement). These loans are linked to the U.S. dollar and bear an annual interest rate of LIBOR plus 2%. Furthermore, Orev has committed to provide manufacturing and design services for Actech, at cost plus ten percent. As part of this agreement, Orev purchased from Camden Trading Ltd., Inc. know-how in the field of access control systems in consideration for $65 thousand.

        Secucell Ltd. – Orev provided a guarantee to secure a $200 thousand credit facility provided by Bank Hapoalim to Secucell.

        Video Domain Technologies Ltd. – Video Domain has an outstanding debt toward Orev amounting to approximately NIS 221 thousand, linked to the Israeli Consumer Price Index (CPI) with no repayment date specified. In addition, Video Domain has an outstanding debt toward Orev amounting to approximately $373 thousand (representing a shareholders’ loan of $297 thousand and a debt resulting from returned inventory in the amount of $76 thousand). This amount is linked to the U.S. dollar and does not bear an interest. Under an agreement between Orev and Video Domain, dated March 16, 2004 and a second agreement currently being finalized between Orev and Video Domain, the dollar linked amount shall be gradually repaid by Video Domain from the sales of certain product. During 2004 and 2005, we made a provision for doubtful debt in the sum of NIS 1.5 million (approximately US$355 thousand) and NIS 334 thousand (approximately $76 thousand) of our loan to Video Domain, respectively, as a doubtful debt, therefore as of the date of this report the outstanding debt net or provisions for doubtful debt of Video Domain is $1,834 thousand. For a description of this agreement, please see Item 7.B – Related Party Transactions. Also please see Note 18e to our consolidated financial statements included elsewhere in this report, with respect to a provision to doubtful debt of part of the above dollar linked debt.

        We intend to fund any remaining commitment with our working capital and if necessary, with bank credit.

        We believe that our working capital is sufficient for our present requirements and future plans.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        All of our manufacturing, research and development activities take place in Israel, except for a portion of our development and research activities that are performed in New Zealand. We are engaged in programs to develop and improve products, as well as to develop new and improved manufacturing methods. Expenditures for research and development activities engaged by us were approximately NIS 8.6 million in 2006, NIS 8.4 million in 2005 and NIS 6.8 million in 2004. The increase in our research and development expenses in 2006 compared to 2005 of approximately NIS0.2 resulted from an increase in our expenses to subcontractors. The increase in our research and development expenses in 2005 compared to 2004 of approximately NIS 1.6 million resulted from an increase of our research and development expenses in our main business, the security alarms field, of approximately NIS 1.6 million.

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

        As part of our strategy, we are currently working on improving our line of wireless products, control panels, customization of our products for OEM/ODM customers and development of new accessories to our products. In addition, the proprietary technology of our subsidiary ArrowHead Alarm Products Ltd. is serving as the basis for the development of Orev’s newest alarm panels and accessories.

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

F.	TABULAR DISCLOSRE OF CONTRACTUAL OBLIGATIONS

The following is a schedule showing our aggregate financial commitments (in NIS thousands):

	Payment Due in NIS by Period (in thousands as of December 31, 2006)
Contractual Obligations	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years

Long Term Debt*	11,901	3,166	2,968	3,396	2,371
Operating Leases	35,268	3,135	5,310	5,064	21,759
Other Long-Term Obligations	5,941	-	-	-	5,941
Total Contractual Obligations	53,110	6,301	8,278	8,460	30,071

* As of the date of this report, we have a line of short-term and long-term credit with our bank amounting to approximately NIS 72 million, of which approximately NIS 36 million have not been utilized.

	Amount in NIS of Commitment Expiration Per Period (in thousands as of December 31, 2006)
Other Commitment Obligations	Total Amounts Committed	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years

Short Term Loans*	28,395	28,395	-	-	-
Standby Letters of Credit	793	793	-	-	-
Guarantees	2,386	125	360	-	1,901
Total Other Commitment Obligations	31,574	29,313	360	-	1,901

* As of the date of this report, we have a line of short-term and long-term credit with our banks amounting to approximately NIS 72 million, of which approximately NIS 36 million have not been utilized.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The following persons are our directors, senior management and employees upon whose work we are dependent:

Name(1)	Age	Position

Meir Jacobson	55	Chairman of the Board
Shmuel Melman(2)	55	Director and Chief Executive Officer of Crow and Orev
Monique Bennoun-Melman (3)	44	Director and Director of marketing and sales of Orev
Ze'ev Avraham Slavin(4)	53	Director
Abram J. Silver(5)	54	Director
Avi Zigelman (6)	51	External Director
Uri Bar-Ner(7)	72	External Director
Jacob Batchon	34	Financial Officer of Orev
Noel E. Jennings	50	Chief Executive Officer of ArrowHead

(1) The table lists our directors and senior management as of the date hereof.

(2) Mr. Melman is a party to a shareholders’ agreement pursuant to which, among other things, he is entitled to nominate two directors to our board of directors. The shareholders’ agreement also provides that if the parties thereto agree on the identity of an additional director, they shall all vote in concert for his/her appointment. For the description of the shareholders’ agreement, see “Major Shareholders – Shareholders’ Agreement” in Item 7.A below. Mr. Melman is married to Mrs. Monique Bennoun- Melman.
(3) Mrs. Monique Bennoun – Melman is married to Mr. Shmuel Melman.
(4) Mr. Slavin serves as designee of Sender Holdings Inc, Mr. Abram Silver (the controlling person of Sender Holding) and Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak), who are parties to a shareholders’ agreement pursuant to which, among other things, they are entitled to nominate two directors to our board of directors. The shareholders’ agreement also provides that if the parties thereto agree on the identity of an additional director, they shall all vote in concert for his/her appointment. For the description of the shareholders’ agreement, see “Major Shareholders – Shareholders’ Agreement” in Item 7.A below.
(5) Mr. Silver is a party to a shareholders’ agreement pursuant to which, among other things, he is entitled to nominate (together with Sender Holdings Inc. and Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak)) two directors to our board of directors. The shareholders’ agreement also provides that if the parties thereto agree on the identity of an additional director, they shall all vote in concert for his/her appointment. For the description of the shareholders’ agreement, see “Major Shareholders – Shareholders’ Agreement” in Item 7.A below.
(6) In April 2007, Mr. Zigelman replaced Mr. Alex Verber, our previous external director, whose term of office expired in March 2007. Mr. Zigelman also serves as the Chairman of our Audit Committee and is our audit committee financial expert.
(7) Mr. Bar-Ner’s appointment as an external director has been renewed by our shareholders on February 28, 2006 for a further term of three years, until February 10, 2009, pursuant to the Israeli law.

        Meir Jacobson has served as Chairman of our board of directors since January 2000 and his term of service as our director was last renewed by our shareholders in November 2006. Since May 1, 2004, Mr. Jacobson also serves as an independent director and chairman of the investment committee of Phoenix Gemel Ltd, a wholly owned subsidiary of Phoenix Insurance Company (one of the leading insurance companies in Israel), which engages in management of pension and provident funds. Between the years 2003- 2006, Mr. Jacobson served as managing partner, Head of Corporate Finance, in Poalim Capital Markets, the investment banking arm of Bank Hapoalim (Israel’s largest bank). From the year 2000 and until September 2003, Mr. Jacobson has served as the Chief Executive Officer of Bridge Investment House Ltd., an Israeli investment banking firm. Prior to that time, Mr. Jacobson was the general manager of Nechasim M. I. Ltd., an Israeli governmental company established for the purpose of engaging in the privatization of banks in Israel. Mr. Jacobson is also a director of Ilex Medical Ltd. (formerly known as Orsys Ltd.), a publicly traded company. Mr. Jacobson has a B.A. degree in Economics and Accounting from Tel-Aviv University.

        Shmuel Melman is a founder of Orev and has served as the Chief Executive Officer of Orev since its inception in 1982. Since 1999, Mr. Melman also serves as our director and his term of service as our director was last renewed by our shareholders in November 2006. Mr. Melman was appointed as Chief Executive Officer of Crow on December 28, 2003 .Mr. Melman is married to Mrs. Monique Bennoun-Melman.

        Monique Bennoun–Melman has served as our director since July 2000 and has been Orev’s director of marketing and sales since 1994 (excluding the period between 1997 and 1998). Mrs. Bennoun-Melman’s term of service as our director was last renewed by our shareholders in November 2006. Previously Mrs. Bennoun-Melman fulfilled numerous marketing positions including in the International Sales Division of Tadiran Telecommunications Ltd. between 1992 and 1994 and as a sales manager in Mennen Medical Ltd. from 1989 to 1991. Mrs. Bennoun-Melman is a graduate of the Institute of Political Studies in Paris, France and has an M.B.A. from the Hebrew University in Jerusalem. Mrs. Bennoun-Melman is married to Mr. Shmuel Melman.

        Ze’ev Avraham Slavin was elected to serve as our director on December 28, 2003 and his term of service as our director was renewed by our shareholders in November 2006. Mr. Slavin is currently serving as a senior lecturer in a Jerusalem Talmudic College. Until 2002 Mr. Slavin served as the CEO of several corporations engaged in the poultry industry. Mr. Slavin has received Rabbinic Ordination in 1980. Currently Mr. Slavin is serving as CEO of Mosdot Simcha, a dormitory to children at risk, supported by the Israeli Ministry of Welfare.

        Abram J. Silver was elected to serve as our director on December 19, 2004 and his term of service as our director as renewed by our shareholders in November 2006. Mr. Silver currently serves as President and CEO of Kensington Capital Corporation, a New York based stock brokerage firm with membership in the NASD. He has been involved in the investor and investment banking community since April 1983 and has both business and real estate holdings in the U.S. and Israel.

        Avi Zigelman was elected to serve as an external director by our shareholders on April 25, 2007. Mr. Zigelman also serves as the Chairman of our Audit Committee. Since 2004 Mr. Zigelman is a financial advisor and serves as a director in the following companies: Plastro Irrigation Ltd., Phoenix Gemel Ltd., Tefron Ltd., Fox Vizel Ltd., Bram Industries Ltd, Migdal Capital Markets (1965) Ltd., Gindi Investments 1 Ltd., Milomor Trade & Communication Ltd. King Ltd., Osif Investments and Development Ltd., Ilex Medical Ltd., Simha Urieli and Sons Engineering and Contracting Company Ltd., P.M.S Group Ltd., Sialo Technology Israel Ltd and Pangaya Real Estate Ltd. Since 2000 Mr. Zigelman is a member of the Professional Committee of the Israeli Accounting Standard Board. Mr. Zigelman served between 1996 and 2003 as a partner head of the professional practice department of KPMG Somekh Chaikin Accounting Firm in Tel Aviv. Mr. Zigelman holds a B.A in Accounting and Economics, M.A in Business Economics and Post degree Accounting Studies – all from Tel Aviv University. Mr. Zigelman is a Certified Public Accountant in Israel.

        Uri Bar-Ner was elected to serve as our external director by our shareholders in February 2003. Mr. Bar-Ner’s appointment as an external director has been renewed by our shareholders on February 28, 2006 for a further term of three years, until February 10, 2009. Mr. Bar-Ner is a former Ambassador of Israel to Turkey, where he was engaged in promoting economic business and trade relations between the two countries. Mr. Bar-Ner served as Consul General to Chicago and Deputy Consul General to New York where he concentrated in developing economic relations between Israel and the U.S.A. Mr. Bar-Ner served as Co-Chairman of medical Development for Israel and is in charge of raising funds and public relations for Schneider Children’s Medical Center. Mr. Bar-Ner was the deputy Director General of the Ministry of Foreign Affairs and served in diplomatic missions in Europe and Asia. Mr. Bar-Ner is currently an advisor to the President of the America-Israel Friendship Lead and is in charge of raising funds in this entity. Mr. Bar-Ner has a B.A in international relations and history from the Hebrew University of Jerusalem and an M.A. in political science from Emory University in Atlanta Georgia, U.S.

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

        Noel E. Jennings is the Chief Executive Officer of ArrowHead Alarm Products Ltd., our New Zealand subsidiary. Mr. Jennings has founded this corporation in 1986 and has served as its Chief Executive Officer since its inception. Mr. Jennings’ previous employment was also related to the security industry, where he was employed as a security sales engineer. Mr. Jennings is a certified radio & television technician.

        Our articles of association provide for a board of directors of not fewer than five (5) members and not more than twelve (12) members. Our board of directors is presently comprised of seven (7) members. All directors hold office until the next annual meeting of shareholders, except for the independent directors, who hold office for a period of three years from their date of appointment by the shareholders (see Item 6.C below). Except for Mr. Jacobson, who serves as our chairman of the board, none of our directors serves under a contract as such and none of our directors is entitled to receive benefits upon termination of service as such. Mr. Jacobson’s agreement with us provides for a maximum period of three years although each party may terminate the agreement upon a 30 days advanced notice. The agreement with Mr. Jacobson was renewed in November 2006 for a further term of 3 years, until June 30, 2009, under the same terms and conditions (see “Related Party Transactions” in Item 7.B).

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

        The aggregate direct compensation paid to or accrued for the account of our principal officers and directors as a group during the fiscal year 2006 was approximately $962 thousand, compared to approximately $875 thousand in 2005. This amount includes the following compensation, if and to the extent paid or accrued during 2006: directors’ fees, officers’ compensation bonuses, amounts set aside or accrued to provide pension, retirement, insurance or similar benefits, amounts expended by us for automobiles made available to our officers and expenses (including business association dues and expenses) for which directors were reimbursed. From the amount set forth above, the aggregate direct compensation for 2006 paid to or accrued for the account of our directors and principal officers of all of our subsidiaries, including Orev, was approximately $801 thousand compared to approximately $732 thousand in 2005. The total amount set aside or accrued by us to provide pension, retirement, insurance or similar benefits to our directors and principal officers for the year 2006 was approximately $57 thousand.

        With respect to 2006, Mr. Melman and Mrs. Monique Bennoun-Melman were collectively remunerated a total amount of NIS 2 million. For our arrangements with Mr. Melman, Mrs. Bennoun-Melman and Mr. Silver, please see “Related Party Transactions” in Item 7.B below.

        Each of our directors (except for Mr. Jacobson and except our independent directors who receive their compensation in accordance with the law) receives an annual fee of approximately $3,600 and an attendance fee of approximately $120 per meeting attended. Pursuant to our agreement with Mr. Jacobson, our chairman of the board of directors, receives a monthly amount of $3 thousand (see “Related Party Transactions” in Item 7.B below).

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

        Our two independent directors are Avi Zigelman and Uri Bar-Ner.

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

        As of the date of this report, the members of our audit committee are Avi Zigelman (who was designated by our board of directors in March, 2007 as our audit committee financial expert), Uri Bar-Ner and Ze’ev Avraham Slavin.

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

        The following table sets forth the total number of our subsidiaries’ employees at the end of each of the past three years, and a breakdown of persons employed by main category of activity and geographic location:

	Year Ended December 31,
	2006	2005	2004

By area of activity:
Manufacture and Production	231	188	159
Research and Development	38	38	43
Sales and Marketing	19	22	19
Administration and Management	29	27	25
Total	317	275	246
By geographic location (out of total):
Israel	288	244	221
Australia	13	14	12
New Zealand	16	17	13
Total	317	275	246

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

        The following sets forth, as of July 12, 2007, the share ownership of our directors and executive officers. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.

Name of Director/Officer(1)	Number of Ordinary Shares Beneficially Owned (2)	Number of Options/Warrants Exercisable Within 60 Days	Percentage of Total Shares(2)

Meir Jacobson	135,820	0	3.11%
Shmuel Melman (3)	2,654,971	0	60.72%
Abram Silver (4)	2,654,971	0	60.72%
Jacob Batchon	*	0	*
Noel E. Jennings (5)	*	0	*
Ze'ev Avraham Slavin	*	0	*
Yosef Harel (6)	*	0	*

*owns less than one per cent of our outstanding share capital.

(1)	This table includes only current directors and officers that beneficially hold our shares. Mrs. Monique Bennoun-Melman does not directly hold our shares but is married to Mr. Shmuel Melman.

(2)	Percentages in this column are based on 4,372,275 ordinary shares outstanding as of July 12, 2007. There are no outstanding options/warrants, which are exercisable within 60 days of July 12, 2007. ‘Beneficial ownership’ is determined in accordance with the rules of the Securities and Exchange Commission (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) and shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for the purposes of determining the percent owned by such person or group. To our knowledge, the persons and entities named in the table above are believed to have sole voting and investment power with respect to all ordinary shares shown as owned by them, except as described below.

(3)	Mr. Melman directly holds 1,180,714 of our ordinary shares, constituting 27% of our outstanding share capital. In addition, Mr. Melman is a party to a shareholders’ agreement with Sender Holdings Inc., Mr. Silver (the controlling shareholder of Sender Holdings) and Mr. Eilenberg (through a trustee, Mr. Asher Barak), which regulates the parties’ vote with respect to the election of directors and provides for certain rights of first refusal in connection with the shares. Sender Holdings Inc. directly holds 397,352 of our ordinary shares, constituting 9.09% of our outstanding share capital, Mr. Silver directly holds 10,239 of our ordinary shares, constituting 0.23% of our outstanding share capital, and Mr. Eilenberg (through a trustee, Mr. Barak) directly holds 1,066,666 shares, constituting 24.4% of our outstanding share capital. Based on the information above, Mr. Melman may be deemed the beneficial owner of a total of 2,654,971 shares.

(4)	Mr. Silver directly holds 10,239 of our ordinary shares, constituting 0.23% of our outstanding share capital. Mr. Silver is the controlling person of Sender Holdings Inc. and is also a party to a shareholders’ agreement with Mr. Melman, Sender Holdings and Mr. Eilenberg (through a trustee, Mr. Asher Barak), which regulates the parties’ vote with respect to the election of directors and provides for certain rights of first refusal in connection with the shares. Mr. Melman directly holds 1,180,714 of our ordinary shares, constituting 27% of our outstanding shares capital, Mr. Jacob Eilenberg (through a trustee, Mr. Barak) directly holds 1,066,666 of our ordinary shares, constituting 24.4% of our outstanding share capital, and Sender Holdings directly holds 397,352 of our ordinary shares (constituting 9.09% of our outstanding share capital). Based on the information above, Mr. Silver may be deemed the beneficial owner of a total of 2,654,971 shares.

(5)	Received the shares as partial consideration for the sale of 51% of the share capital of ArrowHead Alarm Products Ltd. to Orev.

(6)	Received the shares as partial consideration for the sale of 60% of the share capital of Crow Australia Pty Ltd. to Orev.

Options to Purchase Our Shares

        Further to the term sheet which was signed by us and Mr. Roy Neuman (our previous CEO), according to which Mr. Neuman was entitled to options in the Company, our board of directors approved in February 2007, a share option plan, under which options to purchase an aggregate of 109,307 ordinary shares (constituting 2.5% of our issued share capital) may be granted to Roy pursuant to the terms of the term sheet. The plan was filed with the Israeli Tax Authorities and was qualified for capital gains tax treatment under Section 102 of the Israeli Income Tax Ordinance. Under the plan, our board of directors (or an option committee to which such authority may be delegated by our board of directors) is authorized to determine the terms of the awards, including the identity of grantees, the number of options granted, the vesting schedule and the exercise price. Further to Mr. Neuman’s resignation (see Item 4.A. – “Recent Developments” above) and as none of the options which were granted to him were vested, the number of the outstanding options pursuant to the plan that may be granted remains the same and as of the date of this report, no options have been granted under the plan. In the event that the Company may wish to grant options to our key employees, under this option plan, such decision shall require the approval of our board of directors.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        As of July 12, 2007, we are controlled by the following natural and legal persons: Mr. Melman directly holds approximately 27% of our outstanding share capital; Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak) directly holds approximately 24.4% of our outstanding share capital; Sender Holdings Inc. directly holds approximately 9.09% of our outstanding share capital and Mr. Abram Silver who is the controlling person of Sender, holds approximately 0.23% of our outstanding share capital. Mr. Melman, Mr. Eilenberg (through a trustee, Mr. Barak), Sender and Mr. Silver (the controlling shareholder of Sender) are parties to a shareholders’ agreement which regulates their voting in connection with the election of directors and provides for certain rights of first refusal with respect to their shares (see the caption “Shareholders’ Agreement” below). Please see also the table below and the notes relating thereto.

Beneficial Ownership of our Shares

        The following table sets forth, as of July 12, 2007, the number and percentage of ordinary shares beneficially owned by our major shareholders (shareholders known to us to beneficially own more than five percent (5%) of our ordinary shares).

Shareholder	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares(1)

Shmuel Melman(2)	2,654,971	60.72%
Jacob Eilenberg (through a trustee, Mr. Asher Barak, Adv.)(3)	2,654,971	60.72%
Sender Holdings Inc.(4)	2,654,971	60.72%
Abram J. Silver(5)	2,654,971	60.72%
Fortissimo Capital Fund G.P. L.P.(6)	548,723	12.55%

(1)	Percent of shares beneficially owned is determined based upon 4,372,275 ordinary shares outstanding as of July 12, 2007. ‘Beneficial ownership’ is determined in accordance with the rules of the Securities and Exchange Commission (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) and shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for the purposes of determining the percent owned by such person or group. To our knowledge, the persons and entities named in the table above are believed to have sole voting and investment power with respect to all ordinary shares shown as owned by them, except as described below.

(2)	Mr. Melman directly holds 1,180,714 of our ordinary shares, constituting 27% of our outstanding share capital. In addition, Mr. Melman is a party to a shareholders’ agreement with Sender Holdings Inc., Mr. Silver (the controlling shareholder of Sender Holdings) and Mr. Eilenberg (through a trustee, Mr. Barak), which regulates the parties’ vote with respect to the election of directors and provides for certain rights of first refusal in connection with the shares. Sender Holdings Inc. directly holds 397,352 of our ordinary shares, constituting 9.09% of our outstanding share capital, Mr. Silver directly holds 10,239 of our ordinary shares, constituting 0.23% of our outstanding share capital, and Mr. Eilenberg (through a trustee, Mr. Barak) directly holds 1,066,666 shares, constituting 24.4% of our outstanding share capital. Based on the information above, Mr. Melman may be deemed the beneficial owner of a total of 2,654,971 shares.

(3)	Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak, Adv.) directly holds 1,066,666 of our ordinary shares, constituting 24.4% of our outstanding share capital. In addition, Mr. Eilenberg (through a trustee, Mr. Barak) is a party to a shareholders’ agreement with Mr. Melman, Mr. Silver (the controlling shareholder of Sender Holdings) and Sender Holdings Inc., which regulates the parties’ vote with respect to the election of directors and provides for certain rights of first refusal in connection with the shares. Mr. Melman directly holds 1,180,714 of our ordinary shares, constituting 27% of our outstanding shares capital, Mr. Silver directly holds 10,239 of our ordinary shares, constituting 0.23% of our outstanding share capital, and Sender Holdings Inc. directly holds 397,352 of our ordinary shares, constituting 9.09% of our outstanding share capital. Based on the information above, Mr. Eilenberg (through a trustee, Mr. Barak) may be deemed the beneficial owner of a total of 2,654,971 shares. To the best of our knowledge, Mr. Barak, who serves as Mr. Eilenberg’s trustee, also serves as the sole director of Sender Holdings Inc.

(4)	Sender Holdings Inc. directly holds 397,352 of our ordinary shares, constituting 9.09% of our outstanding share capital. In addition, Sender is a party to a shareholders’ agreement with Mr. Melman, Mr. Silver (the controlling shareholder of Sender) and Mr. Eilenberg (through a trustee, Mr. Asher Barak), which regulates the parties’ vote with respect to the election of directors and provides for certain rights of first refusal in connection with the shares. Mr. Melman directly holds 1,180,714 of our ordinary shares, constituting 27% of our outstanding shares capital, Mr. Silver directly holds 10,239 of our ordinary shares, constituting 0.23% of our outstanding share capital, and Mr. Jacob Eilenberg (through a trustee, Mr. Barak) directly holds 1,066,666 of our ordinary shares, constituting 24.4% of our outstanding share capital. Based on the information above, Sender may be deemed the beneficial owner of a total of 2,654,971 shares. Sender Holdings Inc. is a Turks and Caicos Islands corporation which controlling shareholder is Mr. Abram J. Silver, a U.S. Citizen.

(5)	Mr. Silver directly holds 10,239 of our ordinary shares, constituting 0.23% of our outstanding share capital. Mr. Silver is the controlling person of Sender Holdings Inc. and is also a party to a shareholders’ agreement with Mr. Melman, Sender Holdings and Mr. Eilenberg (through a trustee, Mr. Asher Barak), which regulates the parties’ vote with respect to the election of directors and provides for certain rights of first refusal in connection with the shares. Mr. Melman directly holds 1,180,714 of our ordinary shares, constituting 27% of our outstanding shares capital, Mr. Jacob Eilenberg (through a trustee, Mr. Barak) directly holds 1,066,666 of our ordinary shares, constituting 24.4% of our outstanding share capital, and Sender Holdings directly holds 397,352 of our ordinary shares (constituting 9.09% of our outstanding share capital). Based on the information above, Mr. Silver may be deemed the beneficial owner of a total of 2,654,971 shares.

(6)	For a description of the acquisition of our shares by Fortissimo, please refer to Item 4.A. – History and Development of our Company, under the caption “Recent Developments”, above.

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

Shareholders’ Agreement

        On July 8, 2004, Mr. Melman, Sender Holdings, Mr. Silver and Mr. Jacob Eilenberg (through a trustee, Mr. Barak) entered into a shareholders agreement providing that five directors shall serve on the parties’ behalf on our board of directors and they shall be appointed as follows: Sender Holdings, Mr. Eilenberg and Mr. Silver shall vote their entire shares at any general meeting convened for the purpose of electing directors, for the approval of the nominees put forth in writing prior to the meeting by Mr. Melman (up to two directors); Mr. Melman shall vote his entire shares at any general meeting convened for the purpose of electing directors, for the approval of the nominees put forth in writing prior to the meeting by Sender Holdings, Mr. Eilenberg and Mr. Silver (up to two directors); and, in addition, the parties shall vote their entire shares at any general meeting convened for the purpose of electing directors, for the approval of the nomination of a fifth director to be agreed upon prior to the meeting by Mr. Melman, on the one hand, and Sender Holdings and/or Mr. Eilenberg, on the other hand. In the event that the parties shall not agree on the identity of a fifth director prior to the meeting, they shall not vote for the nomination of an additional director on their behalf (the fifth director).

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

        On September 12, 2006, the Company and certain shareholders of the Company (including Mr. Shmuel Melman and Mr. Silver, some of the controlling shareholders of the Company and certain officers and directors) entered into a Share Purchase Agreement with Fortissimo Capital Fund G.P., L.P and its affiliated entities, with respect to an investment in the Company and purchase of shares of the Company by Fortissimo from the selling shareholders. Pursuant to the proposed terms of the agreement; Fortissimo will (i) invest $4,707,938 in the Company in exchange for 627,725 newly issued Ordinary Shares; and (ii) acquire 548,723 Ordinary Shares from Mr. Silver and Mr. Melman (our controlling shareholders) and from Mr. Jacobson, our director and Mr. Batchon, our chief financial officer for a total consideration of $4,115,423. The transaction reflected a price per share of $7.50. The agreement was approved by our board of directors, audit committee and general meeting of shareholders. On February 14, 2007, the parties amended the agreement. Pursuant to the amendment, it was agreed that Fortissimo shall not complete its investment in the Company and consequently, the Company shall not issue to Fortissimo shares of the Company, Fortissimo shall not transfer the consideration for such shares to the Company and all representations, warranties and undertakings made by the Company towards Fortissimo in the agreement and ancillary documents shall be null and void and without effect. The closing of the sale of 548,723 shares of the Company by the selling shareholders took place on February 14, 2007, which shares entitle Fortissimo to all ordinary rights to which all shareholders of the Company are entitled to according to the applicable law and according to our Articles of Association. In addition, Fortissimo shall be entitled, for as long as it holds shares of the Company, constituting more than 7.5% of the issued and outstanding share capital of the Company, to appoint one observer to our board of directors. The shareholders agreement between Mr. Melman, Mr. Silver, Sender Holdings and Mr. Eilenberg shall remain in full force and effect. See also Item 4.A – “Recent Developments” above.

        As of June 28, 2007, we had a total of 67* stockholders of record of which 55* were registered with addresses in the United States. Our United States holders were as of such date, the holders of record of approximately 52.94%* of our outstanding shares.

* Includes the Depository Trust Company.

B.	RELATED PARTY TRANSACTIONS

Transactions with our directors and principal officers –

        In the agreement for the acquisition of Orev from 1999, Mr. Melman has agreed to continue his employment with Orev for a period of an additional five years from the date of the agreement (May 26, 1999); and under the same terms to which he was entitled in December 1998. This arrangement was approved by our shareholders, and Mr. Melman has been employed as Orev’s CEO under the terms of his employment agreement with Orev which was effective on December 1998. As of May 26, 2004, this arrangement has expired. Nevertheless, Mr. Melman has continued to serve as our CEO. A new employment agreement between Mr. Melman and Orev, effective as of May 1, 2004, was approved by our board of directors, Audit Committee and our shareholders. The new employment agreement is for a term of sixty months commencing on May 1, 2004 and ending on April 30, 2009 and is automatically renewable for a further term of sixty months, unless prior notice of non-renewal is provided by either party. The agreement may be terminated by either party by a six months prior written notice. In addition, Orev may terminate the agreement with immediate effect under certain circumstances. Under the new employment agreement, Mr. Melman shall be entitled to a monthly gross salary of NIS 72,190, linked to the Israeli consumer price index as of May 1, 2004, and updated every January 1, commencing as of January 1, 2005, by 5% based on the previous December salary. 25% of Mr. Melman’s monthly salary is attributed and granted to Mr. Melman as special consideration for Mr. Melman’s commitment to non-competition. Mr. Melman undertook as part of the agreement to refrain from competing with our business during the term of the agreement and for a further period of twelve months. In addition, the agreement provided that Mr. Melman is not entitled to any performance based grants which were approved by our shareholders on September 27, 2000. Mr. Melman is entitled to a company car (which shall be registered in his name), as well as other standard benefits. Mr. Melman is entitled to choose, at his sole discretion, the make and model of the car, provided however that our participation in purchasing the company car is limited, in 2004, to a certain amount. Mr. Melman is entitled to replace the company car with another car as he chooses and once every three year period commencing as of December 2007 with our participation in the financing of the purchase of the new car calculated as follows: the difference between our part (based on the value of a car of a certain make and model divided by the purchase price of the new car) in the selling price of the car and the purchase price of a new car of a certain make and model at the relevant date. The remainder shall be borne solely by Mr. Melman. We believe that the other terms of Mr. Melman’s employment agreement are customary in our industry. In addition to serving as Orev’s CEO, Mr. Melman currently serves as Crow’s CEO without additional compensation.

        Monique Bennoun-Melman, who is married to Mr. Shmuel Melman, our CEO, serves as our director of marketing and sales. The terms of employment of Mrs. Bennoun-Melman by Orev were amended in 2004 and accordingly a new employment agreement, effective as of August 1, 2004, was approved by our board of directors, Audit Committee and our shareholders, setting out the terms of employment of Mrs. Bennoun-Melman, including among other things, a non-competition based incentive equal to 0.75% of the total annual unconsolidated sales of Orev in any calendar year exceeding USD 24 million. Mrs. Bennoun-Melman undertook as part of the agreement to refrain from competing with our business during the term of the agreement and for a further period of twelve months. Under the new employment agreement, Mrs. Bennoun -Melman shall be entitled to a monthly gross salary of NIS 25,000 which shall be reviewed annually, subject to the approval of the relevant organs in Orev. This agreement is for a term of twelve months, and shall be automatically renewed for additional terms of twelve months each. Either party may terminate the agreement for any reason by providing the other party with a prior written notice of two months. In addition, Orev may terminate the agreement with immediate effect under certain circumstances. We believe that the other terms of this agreement are customary in our industry. In February 2007, our board of directors and audit committee approved an increase in Mrs. Bennoun-Melman’s monthly gross salary to NIS 28,000, effective as of February 2007, which was approved by our shareholders in April 2007.

        On May 26, 2003, following the prior approval of our audit committee, our board of directors approved a service agreement with Mr. Meir Jacobson, the chairman of our board and one of our shareholders. Our shareholders approved this agreement on March 11, 2004. The agreement, effective as of June 1, 2003, provides for Mr. Jacobson’s responsibilities and activities as our chairman of the board and sets his monthly remuneration at $3 thousand. Under the agreement, Mr. Jacobson is mainly responsible for negotiations with banks and other strategic financial institutions with respect to our credit facilities. This agreement is in effect for a period of 12 months (commencing on June 1, 2003) and shall be renewed automatically for two additional 12-month periods, although each party may terminate the agreement upon a 30 days advanced written notice. In June 2006, our board of directors and audit committee approved an extension of the agreement for a term of 36 months, although each party may terminate the agreement upon a 30 days advanced written notice. The extension of the agreement was approved by our shareholders in November 2006.

        In August 2005, our audit committee and board of directors approved a consulting services agreement with Mr. Abram Silver, our controlling shareholders and director, according to which Mr. Silver, through a company in his control, will provide us, our subsidiaries and our associates with various consulting and business development services. The agreement is effective as of January 1, 2005 and until December 31, 2009 unless terminated by either parties by a six months prior written notice or unless terminated with immediate effect by us in special circumstances. In addition, in the event that Bank Hapoalim does not approve the consideration to be paid to Mr. Silver pursuant to the agreement in any given year after the initial year of the agreement, by no later than March 31 of the relevant year, then, the agreement shall be automatically terminated effective as of April 1 of that year and Mr. Silver shall not be entitled to any consideration in respect of that year. In the event that Bank Hapoalim approve a consideration in any given year, which is lower than the annual consideration pursuant to the terms of the agreement, then, Mr. Silver may notify us by a thirty day prior written notice of the termination of the agreement within such thirty day period. Mr. Silver shall be entitled to a monthly consideration in respect of services rendered by him in the sum of NIS 33,333 (approximately, $7,250). In November 2005, our shareholders approved this agreement. Bank Hapoalim approved payment of an annual consideration of NIS 400,000 for 2005 and 2006. We are yet to receive Bank Hapoalim’s approval for 2007.

        For information concerning the agreement signed between Fortissimo, Crow and some of our controlling shareholders, please see Item 4.A. – “Recent Developments” and Item 7.A. – “Major Shareholders”, above.

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

        On March 16, 2004, Orev entered into an agreement with Video Domain Technologies Ltd., our affiliate. This agreement settled several competition-related disputes between the parties and contained a waiver of any claims by the parties with respect to the subject matter thereof. Pursuant to the agreement, Video Domain shall have an exclusive right to use the existing plastic moulds of certain of our products and shall have non-exclusive right to use certain of our existing production plans; and we shall be entitled, subject to the provisions of the agreement, to manufacture and sell certain products which, under a previous agreement, were deemed competitive with the products manufactured by Video Domain. In addition, the agreement provides for the sale to Video Domain of a stock which we previously purchased from it and a resulting increase of the loan amount that Video Domain owes us to a total of $382 thousand as of the date of the agreement. This amount shall be gradually repaid by Video Domain from the sales of certain products pursuant to the agreement (a minimum amount shall be repaid per product sold). As of the date hereof, approximately $9 thousand have been repaid pursuant to the terms of this agreement, and Video Domain owed us as of the date hereof approximately $373 thousand. Furthermore, under the agreement, certain products of Crow shall be sold to Video Domain at cost until the loan amount is fully repaid, and a cost plus 30% after the loan amount is fully repaid. With respect to certain components developed by Crow for third parties, Crow undertook to use reasonable commercial efforts to include in the design of such products a component that shall be sold by Video Domain. The agreement shall be valid for the longer of the following periods: (i) a period of five years; or (ii) as long as we use our right to manufacture and sell the products which were previously deemed competitive with the products manufactured by Video Domain and for additional five years after we cease to manufacture and sell such products.

        In May 2005 we have concluded an agreement with our affiliate Video Domain Technologies Ltd for the joint development of an alarm video verification system whereby each party will develop and produce some components of the system and shall purchase such components from the other for a price determined as a percentage of the cost of production of such products. Furthermore, each of the parties shall be entitled to use and/or license and/or install certain software products developed by Crow, free of charge. In addition Video Domain shall be entitled to purchase certain plastic kits from us to be used by them only within the video field provided that such kit includes a component developed by Video Domain. Furthermore, under the agreement, Video Domain shall undertake to sell such kits only in the United States. It is also intended pursuant to the agreement that the system jointly developed shall not be sold by either of them for less than 70% of the recommended price to be determined. In light of the outstanding debt of Video Domain to us, the agreement provided that part of the loan shall be repaid by way of deduction from our payment obligations in respect of components purchased from Video Domain and partly from gradual repayment by Video Domain from the sales of their products (a minimum amount shall be repaid per product sold). The agreement is valid for a term of five years.

        As of the date of this report, the sum of $52 thousand constituting shareholders’ loan granted by Orev to Video Domain was recorded by us as a doubtful debt. In addition, the sum of $373 thousand, owed by Video Domain to Orev is recorded by us as a doubtful debt due to the fact that no major sales of the products pursuant to the above two agreements occurred.

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

        The agreement provides, among other things, that Freelink shall be focused on research and development activities rather than manufacturing and that the manufacturing of Freelink products shall be performed by Orev. In addition, Orev is to be engaged in the manufacturing and selling of such products to third parties who have already entered into arrangements with Freelink and Freelink shall be entitled to compensation equal to a certain percentage of the sales of such products to such third parties (which shall be used partly to repay Freelink’s debt to Orev). In addition, Freelink shall sell to Orev its inventory and part of its fixed assets (based on their costs as recorded) to partly repay Freelink’s debt to Orev. Furthermore, the agreement provides for internal organizational changes in Freelink, including that the management of Freelink shall be performed by the board of directors of Freelink, rather than by a CEO, that Mr. Fish shall serve as CTO of the Company (which appointment can be terminated at the convenience of Orev by a six month prior written notice) and that Orev shall guarantee the payment of a debt of Freelink to Mr. Fish up to the sum of $30,000. The settlement provides for a salary to be paid by Freelink to Mr. Fish and Freelink shall pay off certain sums owed to insurance policies on Mr. Fish’ behalf. In addition, the agreement provides that all employees of Freelink shall be dismissed within thirty days from the date of the agreement. The agreement also provides that upon the relocation of Freelink’s offices to Orev’s current premises at Airport City, Freelink shall pay Orev a monthly lease of NIS 2,000. The agreement was approved by the board of directors and shareholders of Freelink.

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

        During 2006, our total export sales amounted to approximately NIS 132 million, which constitutes 90% of our total sales.

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

        For a description of significant events which took place since December 31, 2006, see the descriptions under “Recent Developments” in Item 4.A above and under “Related Party Transactions” in Item 7.B above.

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

	High	Low

Annually

Fiscal 2002	$5.50	$0.75
Fiscal 2003	$3.25	$0.75
Fiscal 2004	$6.00	$2.10
Fiscal 2005	$6.00	$3.50
Fiscal 2006	$6.97	$4.50

Quarterly

First Quarter 2005	$5.00	$3.50
Second Quarter 2005	$5.50	$4.50
Third Quarter 2005	$6.00	$4.75
Fourth Quarter 2005	$5.36	$4.75
First Quarter 2006	$6.00	$4.50
Second Quarter 2006	$6.97	$6.05
Third Quarter 2006	$6.50	$4.65
Fourth Quarter 2006	$6.50	$5.01

Monthly

January 2007	$6.00	$6.00
February 2007	$6.00	$6.00
March 2007	$6.25	$6.00
April 2007	$6.00	$6.00
May 2007	$6.50	$6.00
June 2007	$6.60	$6.00

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

        Crow’s registration number at the Israeli registrar of companies is 52-003543-7

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

        The quorum required for a general meeting of our shareholders (whether annual or extraordinary) consists of at least two shareholders present in person or by proxy and holding, or representing, at least 40% of the voting rights of the company. A meeting adjourned for lack of a quorum is adjourned to the same day of the next week at the same time and place or such time and place as the board determines. If at such reconvened meeting a quorum is not present within one half hour from the time set for the meeting, the meeting will take place no matter who is present; provided however, that if the meeting was convened upon the demand of demanding shareholder or by demanding shareholders and a quorum is not present after half an hour from the time specified for the commencement of the postponed meeting, the meeting will not take place unless shareholders required for convening an extraordinary meeting by shareholders are present.

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

        Election of Directors. Holders of our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of ordinary shares conferring more than 50% of the voting power have the power to elect all of the directors, subject to the special approval requirements for external directors described above. A shareholder or a group of shareholders that hold(s) at least 9% of our issued share capital may propose candidates for the election as directors. A director may also propose candidates for the election as directors. If appointing of more than one director is on the agenda of the general meeting, then all the new directors will be appointed together in one vote (in a “package”).The board of directors may appoint a director at any time, either to fill the place of a director whose appointment expired, or in addition to the existing directors, provided that the number of the whole board is less than 8. Our articles of association do not set age limitations with respect to our directors, and the directors are not required to hold qualifying shares. Subject to the provisions of the Companies Law and our articles of association, a company may serve as a director, and a director may nominate an alternate. For the election of independent directors, see Item 6.C – Board Practices. Our controlling shareholders are parties to a shareholders’ agreement and effectively control the ability to nominate members of the board of directors. For a description of the shareholders’ agreement, see “Shareholders’ Agreement” in Item 7.A. above.

        Insurance, Indemnification and Release. As provided above, our articles of association allow for indemnification of office holders for certain liabilities incurred in connection with acts performed in their capacities as office holders. Under certain circumstances: (1) we may indemnify our office holders retroactively; and (2) we may make an advance undertaking vis-à-vis an office holder to indemnify him or her in respect of certain limited events and amounts. We are precluded, by law, from granting a release, insuring or indemnifying an office holder for any of the following:

—	a breach of his or her duty of loyalty, except for insuring and indemnifying for a breach of loyalty where the office holder acted in good faith and had reasonable grounds to assume that the action would not harm the company;

—	an intentional breach of his or her duty of care or reckless breach of his or her duty of care (except in the case of a reckless breach – if such breach was the result of negligence only);

—	an act done with the intent to unlawfully realize personal gain; or

—	a penalty or a fine levied on him/her.

        Our articles of association provide that we may indemnify an office holder against:

—	A financial obligation imposed upon him in favor of another person by a judgment including a judgment given by way of compromise or an arbitration award approved by the court; and

—	Reasonable costs of litigation, including attorney’s fees, expended by an office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding was concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of a criminal proceedings, or was concluded without the filing of an indictment against the office holder and a financial liability was imposed on the office holder in lieu of criminal proceeding with respect to a criminal offense in which proof of criminal intent is not required.

—	Reasonable litigation expenses, including attorneys’ fees, expended by an office holder or charged to him or her by a court, in a proceeding filed against him or her by the company or on its behalf or by another person, or in a criminal charge from which he or she was acquitted, or in a criminal charge of which he was convicted of a crime which does not require a finding of criminal intent”.

        Such indemnification in advance is limited as follows: (i) to types of occurrences which, in the Board of Directors’ opinion, can be foreseen at the time of giving the undertaking for indemnification in light of the Company’s actions at the time; and (ii) to an amount which our board of directors determined as being reasonable under the circumstances or based on criteria that the board determines is reasonable under the circumstances and, provided, further, that such undertaking lists the events which the board believes can be anticipated in light of the Company’s activities as conducted at such time, and the amount or based on criteria that the board determines is reasonable under the circumstances.

        We have undertaken to indemnify our directors and office holders for certain events listed in the indemnifications letters given to them. The aggregate amount payable to all directors and officers who may have been or will be given such indemnification letters is limited as follows: (i) in the event that our shareholder’s equity according to our last audited consolidated financial statements at the time of notice by the office holder of proceedings that may be instituted against him is less than two million dollars ($2,000,000) – two million dollars ($2,000,000); (ii) in the event that our shareholder’s equity according to our last audited consolidated financial statements at the time of notice by the office holder of proceedings that may be instituted against him is greater than two million dollars ($2,000,000) – five million dollars ($5,000,000). Our shareholders’ equity as of December 31, 2006 is approximately NIS 34 million (approximately $8.1 million).

        Our board of directors, audit committee and our shareholders approved the above indemnification to our directors and office holders.

        We currently maintain in effect officers and directors liability insurance policies, which has been approved by our audit committee, board of directors and our shareholders for a five year period, commencing as of October 2007 and until November 2012, as an “umbrella arrangement”, in an amount not exceeding $12 million per case and term and premium not exceeding $150,000 per annum. Accordingly, we currently procured an officers and directors’ liability insurance policy in the amount of $10 million per case and term and premium of approximately $67,000 per annum.

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

U.S. Federal Income Tax Considerations

        The following is a general summary of the material United States federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by an investor that holds those shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). The summary is based on the tax laws of the United States, and existing final, temporary and proposed Treasury Regulations, Revenue Rulings and judicial decisions, as in effect on the date hereof, all of which are subject to prospective and retroactive changes, and to differing interpretations. The summary does not purport to address all federal income tax consequences that may be relevant to particular investors, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks and financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, real estate investment trusts, regulated investment companies, expatriates of the United States, investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of our voting stock, investors that hold ordinary shares as part of a straddle, hedge, conversion transaction or other integrated transaction and investors (other than Non-U.S. Holders, as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules.

        This discussion is not a comprehensive description of all of the U.S. federal tax consequences that may be relevant with respect to the ownership and disposition of our ordinary shares. We urge you to consult your own tax advisor regarding your particular circumstances and the U.S. federal income and estate tax consequences to you of owning and disposing of ordinary shares, as well as any tax consequences arising under the laws of any state, local, or foreign or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

        For purposes of this discussion, a “U.S. Holder” is any beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

(1)	an individual citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes,

(2)	a corporation or other entity taxable as a corporation for U.S. federal tax purposes organized in or under the laws of the United States or any political subdivision thereof,

(3)	an estate, the income of which is subject to U.S. federal income tax without regard to its source, or

(4)	a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

        If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of our ordinary shares, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of our ordinary shares that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of our ordinary shares.

        A “Non-U.S. Holder” is any beneficial owner of our ordinary shares that is not a U.S. Holder.

Taxation of U.S. Holders

        Distributions on Ordinary Shares. Subject to the discussion in “Passive Foreign Investment Companies” below, distributions, if any, made by us with respect to the ordinary shares generally will constitute dividends for federal income tax purposes and will be taxable to a U.S. Holder as dividend income to the extent of our undistributed current or accumulated earnings and profits (as determined for United States federal income tax purposes). Such amount must be included without reduction for any Israeli tax withheld. Distributions in excess of our current or accumulated earnings and profits will be treated first as a nontaxable return of capital reducing the U.S. Holder’s tax basis in the ordinary shares, thus increasing the amount of any gain (or reducing the amount of any loss) which might be realized by such Holder upon the sale or exchange of such ordinary shares. Any such distributions in excess of the U.S. Holder’s tax basis in the ordinary shares will be treated as capital gain to the U.S. Holder and will be either long term or short term capital gain depending upon the U.S. Holder’s federal income tax holding period for the ordinary shares. Dividends paid by us generally will not be eligible for the dividends received deduction available to certain United States corporate shareholders under Code Sections 243 and 245. Subject to the discussion in “Passive Foreign Investment Companies”, below, if you are a non-corporate U.S. Holder, dividends paid to you in taxable years beginning before January 1, 2011, that constitute qualified dividend income will be taxable to you at a maximum rate of 15% provided that you hold ordinary shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.

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

        Subject to certain conditions and limitations, any Israeli withholding tax imposed upon distributions which constitute dividends under United States income tax law will be eligible for credit against a U.S. Holder’s federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount, but only for a year in which a U.S. Holder elects to do so with respect to all foreign income taxes. Distributions will constitute foreign source income for foreign tax credit limitation purposes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to our ordinary shares will generally constitute “passive income” or in the case of certain U.S. Holders, “general category income”. Since the rules governing foreign tax credits are complex, you should consult your own tax advisor regarding the availability of foreign tax credits in your particular circumstances.

        Sale or Exchange of Ordinary Shares. Subject to the discussion in “Passive Foreign Investment Companies” below, a U.S. Holder of ordinary shares generally will recognize capital gain or loss upon the sale or exchange of the ordinary shares measured by the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares. If you have held the ordinary shares for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for taxable years beginning before January 1, 2011) will apply to non-corporate U.S. Holders. If you have held the ordinary shares for one year or less, such capital gain or loss will be short-term capital gain. The deductibility of capital losses is subject to limitations.

        Generally, any gain or loss recognized will not give rise to foreign source gain or loss for U.S. foreign tax credit purposes, unless a different result is achieved under the United States-Israel income tax treaty. You should consult your own tax advisor regarding the effect of such treaty on the source of income and the U.S. federal income tax consequences if you receive currency other than U.S. dollars upon the disposition of ordinary shares.

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

Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change. Based on our current operations, we do not believe that we currently are a PFIC and we do not anticipate that we will be a PFIC in the future. In determining that we are not a PFIC, we are relying on our projected revenues and projected capital expenditures. If our actual revenues and capital expenditures do not match our projections, we may become a PFIC. For example, if we do not spend enough of the cash (a passive asset) we raise from any financing transactions we may undertake, the relative percentage of our passive assets will increase. Therefore, there can be no assurance that we are not and will not be treated as a PFIC in the future.

If we are a PFIC, a U.S. Holder will be subject to the default tax rules of Section 1291 of the Code with respect to:

—	any “excess distribution” paid on ordinary shares, which means any distribution received by you which, together with all other distributions received in the current taxable year, exceeds 125% of the average distributions received by you during the three preceding taxable years (or during your holding period for the ordinary shares, if shorter); and

—	any gain recognized on the sale or other taxable disposition (including a pledge) of ordinary shares.

Under these default tax rules:

—	any excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

—	the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC will be treated as ordinary income in the current year;

—	the amount allocated to each of the other years will be treated as ordinary income and taxed at the highest applicable tax rate in effect for that year; and

—	the resulting tax liability from any such prior years will be subject to the interest charge applicable to underpayments of tax.

In addition, dividends that a U.S. Holder receives from us will not be eligible for the preferential tax rates applicable to qualified dividend income (as discussed above in “Distributions on Ordinary Shares”) if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.

Special rules will apply to determine U.S. foreign tax credits with respect to withholding taxes imposed on distributions on ordinary shares.

If we are a PFIC for any taxable year during which you hold ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ordinary shares, regardless of whether we actually continue to be a PFIC. You may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default tax rules of Section 1291 of the Code discussed above) as if your ordinary shares had been sold on the last day of the last taxable year for which we were a PFIC.

If we are a PFIC in any year with respect to you, you will be required to file an annual return on IRS Form 8621 regarding distributions received on ordinary shares and any gain realized on the disposition of ordinary shares.

QEF Election. If you make a QEF Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Instead, you will be subject to current U.S. federal income tax on your pro rata share of our ordinary earnings and net capital gain, regardless of whether such amounts are actually distributed to you by us. However, you can make a QEF Election only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.”

Since the PFIC rules are complex, you should consult your own tax advisor regarding them and how they may affect the U.S. federal income tax consequences of the ownership and disposition of ordinary shares.

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

        United States Business. Dividends and gains with respect to the ordinary shares that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be for U.S. Holder. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower tax treaty rate.

Backup Withholding and Information Reporting

        In general, information reporting requirements will apply to dividends in respect of our ordinary shares or the proceeds received on the sale, exchange or redemption of our ordinary shares paid within the United States (and in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and a 28% backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment to you may be credited against your U.S. federal income tax liability and you may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

        A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury on IRS Form W-8BEN.

Israeli Tax Considerations

Corporate Tax Rate

        Israeli companies are subject to tax at the rate of 31% for 2006 and 29% for 2007. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961, referred to as the Tax Ordinance, which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. The effective tax rate payable by a company that derives income from an Approved Enterprise (as further discussed below) may be reduced as described below.

Taxation under Inflationary Conditions

        The Income Tax (Inflationary Adjustments) Law, 1985 (“The Inflationary Adjustments Law”), was designed to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits computed under regular historical cost principle.

        The Inflationary Adjustments Law introduced a special tax adjustment for the preservation of equity, based on changes in the Israeli consumer price index, whereby certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets. Where a corporation’s equity exceeds the depreciated cost of fixed assets, a tax deduction that takes into account the effect of the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a linked basis to the Israeli consumer price index (“CPI”) without limit). If the depreciated cost of fixed assets exceeds shareholders’ equity, then such excess, multiplied by the annual inflation rate, is added to taxable income.

        Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with changes in the Israeli CPI. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israeli CPI.

        In 2001, a new amendment to the Inflationary Adjustments Law was enacted authorizing the ministry of finance to suspend the application of the Inflationary Adjustments Law with respect to a tax year, if the inflation rate for that tax year was less than 3 percent. Until and including the fiscal year 2004 no such suspension was declared.

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

        Taxable income of a company derived from an Approved Enterprise is subject to company tax at the rate of up to 25% (rather than the regular corporate tax rates described above) for a period of time termed the Benefits Period. The Benefits Period is ordinarily seven years commencing with the year in which the Approved Enterprise first generated taxable income. The benefits may be shorter as it is limited to 12 years from the commencement of production or 14 years from the date of approval, whichever is earlier (“The year’s limitation”). Under certain circumstances (as further detailed below), the Benefits Period may extend to a maximum of 10 years from the commencement of the Benefits Period. Notwithstanding the foregoing, taxable income of a company located in certain geographic locations termed “Development Area A, derived from an Approved Enterprise approved after January 1, 1997, is tax exempt for the first 2 years of the Benefits Period and is taxed at a rate of up to 25% for the remainder of the Benefits Period. The year’s limitation, does not apply to the tax exempt years. A company that operates under more than one approval or that has capital investments that are only partly approved (such a company being designated as a Mixed Enterprise), has an effective company tax rate which is the result of a certain formula calculated the taxable income deriving from each approval.

        The Investments Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program in the first five years of using the equipment.

        A company that has an approved enterprise program is eligible for further tax benefits if is qualifies as a “Foreign Investors’ Company”. A ‘foreign investors’ company is a company, which more than 25% of it’s share capital in terms of rights to distributions, voting and appointment of directors, and of the combined share capital, including shareholder loans, is held by non-Israeli residents . Such a company is eligible for tax benefits for a ten year benefit period (rather than the otherwise applicable seven-year). Moreover, certain Foreign-Investor’s Companies, depending on the Foreign Investments Percentage, will pay the following lower reduced tax and shall be exempt from any other tax on the income derived from its Approved Enterprise (subject to certain conditions, the percentage owned by non-residents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year):

        For a company with foreign investment of:

Foreign Investments Percentage (for a specific year)	Maximum Tax Rate (for a specific year)

49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% of more	10%

        In addition, a company owning an Approved Enterprise may elect (as we have) to forego certain Government grants extended to Approved Enterprises in return for an “alternative package” of tax benefits (“The Alternative Package”). Under the Alternative Package, a company’s undistributed income derived from an Approved Enterprise will be exempt from Company Tax for a period of between two and ten years, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for the tax benefits under the Investments Law for the remainder of the Benefits Period.

        A company that has elected the Alternative Package and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to deferred company tax in the year the dividend is distributed in respect of the amount of dividend that was distributed (including the company tax thereon) at the rate which would have been applicable had such company not elected the Alternative Package (10% to 25%, depending on the level of foreign investment in the company, as explained above).

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

        The Israeli production facilities of Orev have been granted Approved Enterprise status under the Investments Law. Orev has five different investment programs under the “Alternative Package” with respect to its facilities in Israel. The first three programs have already been performed and the benefits periods in connection with these programs have already been terminated. Orev has received letters of approval for its fourth and fifth investment programs in October 1999 and July 2004, respectively. Following the third letter of approval (dated June 1994), Orev is entitled to a Benefits Period of up to 8.5 years (instead of 10 years; the period ended in 2003). In the context of these benefits, on that part of its taxable income deriving from the approved enterprise in Development Area A, Orev is entitled to tax exemption over the Benefits Period, and on the part of its taxable income deriving from the approved enterprise which is not in Development Area A, Orev is entitled to a tax exemption over the first two years of the Benefits Period and a reduced tax rate of 25% over the following five years. Part of the taxable income deriving from the approved enterprise out of total taxable income is determined as the rate of increase in turnover in each year of the tax benefits compared to the base year, linked to the Israeli Wholesale Price Index. Following the fourth and fifth letters of approval (dated October 1999 & July 2004, respectively), Orev is entitled to a Benefits Period of up to 10 years. In the context of these benefits, on that part of its taxable income deriving from the approved enterprise in Development Area A, Orev is entitled to tax exemption over the Benefits Period, and on the part of its taxable income deriving from the approved enterprise which is not in Development Area A, Orev is entitled to a tax exemption over the first two years of the Benefits Period and a reduced tax rate of 25% over the following five years. Part of the taxable income deriving from the approved enterprise out of total taxable income is determined as the rate of increase in turnover in each year of the tax benefits compared to the base year, linked to the Israeli Wholesale Price Index.

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

        On January 23, 2005 Crow received a letter of approval for its first and currently only program. Following the letter of approval, Crow is entitled to a Benefits Period of 7 years. In the context of these benefits, on that part of its taxable income deriving from the production of special application’s mobile phones (see Item 4.B.-“Business Overview”), Crow is entitled to a tax exemption over the first two years of the Benefits Period and a reduced tax rate of 25% over the following five years. The benefits are conditioned on executing certain detailed marketing plan. To date, the Company did not make any investments in fixed assets relating to the above-mentioned approval.

        Pursuant to the recent amendment to the Investments Law, only Approved Enterprises receiving cash grants require the approval of the Investments Center. Approved Enterprises that do not receive benefits in the form of Governmental grants, but rather benefits in the form of tax benefits, are no longer required to obtain this approval. In lieu of such approval, these Approved Enterprises are required to make certain investments as specified in the Investments Law. Such Approved Enterprises may, at their discretion, elect to apply for a pre-ruling from the Israeli tax authorities confirming that they are in compliance with the provisions of the Investments Law.

        The amended Investment Law specifies certain conditions that an Approved Enterprise has to comply with in order to be entitled to benefits. These conditions include among others the following:

—	That the Approved Enterprise's revenues from any single market not exceed 75% of the Approved Enterprise's total revenues; or

—	That 25% or more of the Approved Enterprise’s revenues during the benefits period be derived from sales into a single market with a population of at least 12 million.

        Moreover, the enterprise should include investments in Productive Assets of certain minimum sum.

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

We deducted research and development expenditures as mentioned over three-year period.

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

        As of the date of this report, we believe that Orev meets the requirements to qualify as an Industrial Company and Crow meets the requirements to qualify as a “Parent Company” that qualifies for filing consolidated tax returns.

        Orev utilizes the benefits described under items (a) & (c) above, and since the Year 2001, Orev and Crow have been utilizing the benefit described under item (d) above by filing consolidated tax returns. Orev status as an industrial company and Crow’s status as a Parent Company may be reviewed by the Israeli tax authorities from time to time. During the year 2004, Orev received an assessment denying the consolidation of tax returns for the year 2001 which was objected by us and finally resolved in a settlement agreement in December 2005. For further discussion concerning this tax assessment and results of our objections thereto, see the caption “Tax assessments and objections thereto” below.

Israeli Capital Gains Tax

General

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

        In addition, during the year 2003 Crow received a withholding tax assessment for the year 1999. This tax assessment reflects an increased tax liability of approximately NIS 40 million (which amount includes interest and linkage to the Israeli CPI as of the date of the assessment). This assessment relates to the acquisition of Orev by the Company in 1999 (which was structured as a tax-free sale by Orev’s selling shareholders). Mr. Melman has also received a tax assessment in connection with the sale of his shares in Orev and the subsequent purchase of our shares, reflecting an increased tax liability for Mr. Melman of approximately NIS 17 million. Mr. Melman has reached a settlement agreement with the Israeli Tax Authorities with respect to the above tax assessment on January 27, 2005. Further to an objection filed by us to this assessment with the tax authorities, as part of the settlement agreement which we signed on December 28, 2005, we also have reached a settlement which, among other things, provided for the cancellation of the tax assessments for the year 1999 (NIS 40 million) with respect to Crow and thus Crow’s tax liability for that year.

Accordingly, Crow and Orev have final income tax assessments up to and including the 2001 tax year. Also see Note 15(g) to our consolidated financial statements included herein.

As of December 31, 2006, the Company had accumulated losses for tax purposes of approximately NIS 77 million.

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

Currency Exchange Rate Risks

        We are exposed to risks relating to currency exchange rate fluctuations primarily due to the following factors: our financial statements are prepared in NIS and as of December 31, 2006, our dollar linked assets were higher than our dollar-linked liabilities; and a substantial amount of our sales are made in, or linked to, foreign currencies. Therefore, revaluation or devaluation of the NIS as compared to the relevant foreign currency affects our financial expenses, our total sales in terms of NIS and our cash flow.

        As of December 31, 2006, our U.S. dollar linked assets amounted to approximately NIS 26.7 million and our U.S. dollar linked liabilities amounted to approximately NIS 8.7 million. Therefore, as of December 31, 2006, our dollar-linked assets were higher than our dollar-linked liabilities in approximately NIS 18 million.

        Therefore, a revaluation of one percent of the NIS as compared to the U.S. dollar will cause an increase in our financial expenses of approximately NIS 0.18 million; and a devaluation of one percent of the NIS as compared to the U.S. dollar will cause a decrease in our financial expenses of approximately NIS 0.18 million. An increase/decrease in our financial expenses will also affect our cash flow and net income.

        In addition, 83.7% of our sales are made in U.S. dollars or are linked to U.S. dollars; ; 9.1% of our sales are made in Australian dollars; and 7.2% of our sales are made in New Zealand dollars. 69.2% of our cost of sales are expended in US Dollars or are linked to US Dollars.

        Therefore, a revaluation of one percent of the NIS as compared to the U.S. dollar will cause a decrease of 0.83% in our sales and a decrease of 0.69% in our costs of sales; and a devaluation of the one percent of the NIS as compared to the U.S. dollar will cause an increase of 0.83% in our sales and an increase of 0.69% in our costs of sales. A revaluation of one percent of the NIS as compared to the Australian dollar will cause a decrease of 0.9% in our sales; and a devaluation of one percent of the NIS as compared to the Australian dollar will cause an increase of 0.9% in our sales. A revaluation of one percent of the NIS as compared to the New Zealand dollar will cause a decrease of 0.7% in our sales; and a devaluation of one percent of the NIS as compared to the New Zealand dollar will cause an increase of 0.7% in our sales. Changes in our sales and costs of sales will also affect our cash flow and net income.

        We do not engage in currency hedging transactions but our dollar-linked loans are used, among other things, to decrease the affect of currency fluctuations on our dollar-linked assets.

        For a further discussion of the affects of the devaluation of the U.S. dollar as compared to the NIS, please see “Results of Operations – Analysis of our Operation Results for the year ended December 31, 2006 as compared to the Year ended December 31, 2005; Financial Expenses” in Item 5.A. Please refer also to the section captioned “Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets” in Item 5.A.

Interest Rate Risks

        We have outstanding loans to banks which bear interest rates that are linked to the prime rate and LIBOR. As a result, we are exposed to risks relating to increases in the prime rate and LIBOR.

        As of December 31, 2006, our outstanding debt to banks amounted to approximately NIS 40.3 million, which include the following: approximately NIS 30.9 million short term loans and long term loans in NIS (accruing an annual interest rate of approximately 6.97%); approximately NIS 5.8 million long-term loans and current maturities of long-term loans linked to the U.S. dollar (accruing an annual interest rate of approximately 6.78%); and approximately NIS 3.6 million long term loans and current maturities of long term loans linked to the New Zealand dollar (accruing an annual interest rate of approximately 11.78%). The NIS loans are linked to the prime rate as determined by Bank Hapoalim and the foreign currency loans are linked to the LIBOR. An increase of one percent in the prime rate or LIBOR or NZ$ to which the above loans are linked will cause an increase in our financial expenses of approximately NIS 0.309 million (with respect to the NIS loans), NIS 0.058 million (with respect to the U.S. dollar loans), and NIS 0.036 million (with respect to the New Zealand dollar loans. Such increase in our financial expenses will affect our net income and our cash flow.

        We do not engage in interest rates hedging transactions.

Commodity Prices Risks

        Our raw materials (specifically electronic components, plastic raw material and metals) are purchased from suppliers in Israel and outside of Israel and their prices are determined by the global markets. An increase of one percent in the prices of our raw materials will cause an increase of one percent in our purchases.

ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        On March 11, 2004, our shareholders adopted amended and restated articles of association. These amended and restated articles were primarily adopted in order to match the provisions of the new Israeli Companies Law. Therefore, most of the material modifications were prescribed by the changes in the companies’ law. For example, the new Companies Law and, as a result, our current amended and restated articles, provide that most of the resolutions brought before shareholders may be approved by a simple majority; while the previous companies’ law and our previous articles required the approval of the holders of 75% of our shares, among other things, for the amendment of our articles of association or for the change of our share capital. Material modifications in our articles that are not related to the new Companies Law include the following: the current minimum quorum required for shareholders meetings is two shareholders holding at least 40% of our voting rights, while the previous minimum quorum was two shareholders holding 50% of our voting rights; the minimum number of directors is now 5 and it was previously 3; any holder(s) holding 9% of our shares or a director may propose a candidate for the election as a director; with respect to liquidation, our previous articles of association provided for a certain in-kind distribution of assets not necessarily in accordance with the proportionate holdings of the shareholders, whereas the current articles provide that the distribution shall be as if it was dividend. In addition, in April 2007, our shareholders approved an amendment to our articles of association in order to increase our registered share capital and adjust the provisions related to indemnity and release of officers and directors liability, pursuant to the Israeli law. Please refer to Item 10.B. – Additional Information, under the caption “Memorandum and Articles of Association” above, and our report on form 6-K, filed on April 30, 2007 which is incorporated herein by reference.

ITEM 15.	CONTROLS AND PROCEDURES

        An evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and the person serving in the capacity of our chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our chief executive officer and person serving in the capacity of our chief financial officer concluded that our disclosure controls and procedures were effective.

        During the period covered by this report, no material changes in our internal control over financial reporting have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors determined that Mr. Avi Zigelman, one of our independent directors, who also serves as the chairman of our audit committee, is an “audit committee financial expert”, as defined by the applicable regulations promulgated under Section 407 of the Sarbanes-Oxley Act.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

        We paid the following fees for professional services rendered by Ernst & Young global, for the year ended December 31:

	2006	2005
	($ in thousands)

Audit Fees	156	149
Audit Related Fees		-
Tax Fees	17	34
All Other Fees		-
Total	173	183

        The audit fees for the years ended December 31, 2006 and 2005, respectively, were for professional services rendered for the audits of Crow and its subsidiaries annual consolidated financial statements, statutory audits of Crow and its subsidiaries, and assistance with review of documents filed with the SEC.

        Tax fees for the years ended December 31, 2006 and 2005, respectively, were for services related to tax compliance, including the preparation of tax returns and claims for refund; tax planning and tax advice, including assistance with tax audits and tax assessment appeals.

        Our audit committee has pre-approved all audit and non-audit services provided by Ernst &Young global during the year 2006, up to a certain amount.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements and related registered public accounting firms’ reports are filed as part of this annual report.

Page

Report of Independent Registered Public Accounting Firm	F-2-F-3
Consolidated Balance Sheets	F-4-F-5
Consolidated Statements of Income	F-6
Statements of Changes in Shareholders' Equity	F-7
Consolidated Statements of Cash Flows	F-8-F-9
Notes to Consolidated Financial Statements	F-10-F-57

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1	Amended and Restated Articles of Association of Crow Technologies 1977 Limited (4)

4.1	Agreement, dated March 15, 2004, by and between Crow Electronic Engineering Ltd. and Video Domain Technologies Ltd. (4)

4.2	OEM Agreement, effective as of December 10, 2003, by and between Crow Electronic Engineering Ltd. and *** (4)

4.3	Letter of Agreement, dated May 2003, by and between Crow Technologies 1977 Ltd. and Mr. Meir Jacobson (4)

4.4	Memorandum of Understanding, dated as of January 2001, between Crow Electronic Engineering Ltd. and Arrow Head Alarm Products. (1)

4.5	Memorandum of Understanding, dated as of April 2001, between Crow Technologies 1977 Ltd., Crow Electronic Engineering Ltd., Crow Australia Pty Ltd., Yossi Harel and Yehezkel Alima; and Amendments thereto. (2)

4.6	Memorandum of Understanding between Crow Electronic Engineering Ltd. and/or Crow Technologies 1977 Ltd. and Crow Electronic Engineering Inc., Israel Blum and Yosef Harel; and Amendments thereto. (2)

4.7	Memorandum of Understanding between Crow Electronic Engineering Ltd. and Camden Trading Ltd., Inc. for the formation of Actech Access Technologies Ltd. (3)

4.8	A Summary Translation of the Founders Agreement, and Amendments thereto for the establishment of ScanVision Technologies Ltd., between Crow Electronic Engineering Ltd. and Mr. Aharon. (3)

4.9	Deed of Grant and Sale of Option Over Real Estate, between Murwood Holdings Limited and Crow Electronic Engineering Ltd. and its partners in ArrowHead Alarm Products Ltd., for the purchase of a building in New Zealand. (3)

4.10	A Summary Translation of a Lease Agreement dated December 9, 2004, between E.A. Barzili Investments and Assets Ltd. and Crow Electronic Engineering Ltd., for the lease of premises in Israel. (5)

4.11	OEM Agreement, effective as of July 15, 2004, by and between Freelink Ltd. and *** (5)

4.12	A Summary Translation of an Employment Agreement between Crow Electronic Engineering Ltd. and Mr. Shmuel Melman. (5)

4.13	A Summary Translation of an Employment Agreement, between Crow Electronic Engineering Ltd. and Mrs. Monique Bennoun-Melman. (5)

4.14	A Summary Translation of a Consulting Services Agreement between Crow Technologies 1977 Ltd. and Mr. Abram Silver (through a company controlled by him) (6)

4.15	Procurement Agreement dated November 17, 2005 by and between Crow Electronic Engineering Ltd. and *** (6)

4.16	Original Design Manufacturing and Supply Agreement dated April, 2006 by and between Crow Electronic Engineering Ltd. and *** (6)

8	Subsidiaries

12.1	Certification by chief executive officer as required by Rule 13a-14(a).

12.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(a).

13	Certification by chief executive officer and the person serving in the capacity of chief financial officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

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

(6) Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference.

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

Dated: July 12, 2007

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CROW TECHNOLOGIES 1977 LTD.

        We have audited the accompanying consolidated balance sheets of Crow Technologies 1977 Ltd. (the “Company”) and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We did not audit the financial statements of an affiliate, the investment in which, at equity, amounted to NIS 0 and NIS 341 thousand as of December 31, 2006 and 2005, respectively, and the Company’s equity in its losses amounted to NIS 313 thousand and NIS 226 thousand for the years then ended, respectively. The financial statements of that company were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for that company, is based on the report of the other auditors.

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

        In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with Israeli generally accepted accounting principles, which differ in certain respects from U.S. generally accepted accounting principles, as described in Note 19 to the consolidated financial statements.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
July 12, 2007	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

VIDEO DOMAIN TECHNOLOGIES LTD.

        We have audited the accompanying balance sheets of Video Domain Technologies Ltd. (“the Company”) as of December 31, 2006 and 2005, and the related statements of operations, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in Israel. As applicable to the Company’s financial statements, generally accepted accounting principles in the United States and in Israel are substantially similar in all material respects.

Jerusalem, Israel	BRIGHTMAN ALMAGOR & CO.
July 10, 2007	A Member of Deloitte Touche Tohmatsu

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

			Convenience translation (Note 2b)
	December 31,		December 31,
	2005	2006	2006
	Reported NIS (1)		U.S. $
	(In thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	12,035	5,129	1,214
Marketable securities	64	72	17
Trade receivables, net (Note 3)	24,034	29,618	7,011
Other accounts receivable and prepaid expenses (Note 4)	6,591	6,230	1,475
Inventories (Note 5)	34,866	41,454	9,812

Total current assets	77,590	82,503	19,529

LONG-TERM INVESTMENTS:
Investment in an affiliate (Note 6)	341	-	-
Loans to jointly controlled entities	59	-	-
Non-current inventories (Note 5)	1,223	554	131

Total long-term investments	1,623	554	131

PROPERTY AND EQUIPMENT, NET (Note 7)	24,830	30,954	7,326

INTANGIBLE AND OTHER ASSETS, NET (Note 8)	1,353	882	209

Total assets	105,396	114,893	27,195

(1)	See Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

			Convenience translation (Note 2b)
	December 31,		December 31,
	2005	2006	2006
	Reported NIS (1)		U.S. $
	(In thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans and bank credit (Note 9)	22,899	28,395	6,721
Current maturities of long-term loans (Note 11)	5,259	3,166	749
Trade payables	14,709	18,724	4,433
Other accounts payable and accrued expenses (Note 10)	16,542	15,296	3,620

Total current liabilities	59,409	65,581	15,523

LONG-TERM LIABILITIES:
Long-term loans from banks (Note 11)	10,757	8,735	2,067
Long-term loans from minority in subsidiaries (Note 12)	1,126	1,038	246
Accrued severance pay, net (Note 13)	2,649	3,135	742
Deferred taxes on income (Note 15)	878	492	116

Total long-term liabilities	15,410	13,400	3,171

MINORITY INTEREST IN SUBSIDIARIES	1,276	1,276	302

COMMITMENTS AND CONTINGENT LIABILITIES (Note 14)

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.25 par value each - Authorized:
5,000,000 and 60,000,000 shares as of December 31, 2005
and 2006, respectively. Issued and outstanding: 4,372,275
shares at December 31, 2005 and 2006	15,355	15,355	3,634
Additional paid-in capital	21,244	21,244	5,028
Foreign currency translation adjustments	639	549	130
Accumulated deficit	(7,937)	(2,512)	(593)

Total shareholders' equity	29,301	34,636	8,199

Total liabilities and shareholders' equity	105,396	114,893	27,195

(1)	See Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

, 2007
——————————————	——————————————	——————————————
Date of approval of the financial statements	Shmuel Melman Chief Executive Officer	Jacob Batchon Financial Officer

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

				Convenience translation (Note 2b)
	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2006
	Reported NIS (1)			U.S. $
	(In thousands, except share and per share data)

Sales (Note 17)	114,915	121,993	146,352	34,640
Cost of sales (Note 18a)	70,282	76,976	98,150	23,230

Gross profit	44,633	45,017	48,202	11,410

Research and development expenses (Note 18b)	6,752	8,448	8,594	2,034
Selling and marketing expenses (Note 18c)	10,946	11,175	12,533	2,966
General and administrative expenses (Note 18d)	12,591	13,775	14,058	3,328
Amortization of intangible assets	923	923	231	55

Operating income	13,421	10,696	12,786	3,027
Financial expenses, net (Note 18f)	2,687	1,611	4,495	1,065
Other expenses, net (Note 18e)	2,779	464	127	28

Income before taxes on income	7,955	8,621	8,164	1,934
Taxes on income (Note 15)	7,019	1,673	2,424	573

	936	6,948	5,740	1,361
Equity in losses of an affiliate	(159)	(226)	(313)	(74)
Minority interest in losses (earnings) of subsidiaries	(736)	34	(2)	*) -

Net income	41	6,756	5,425	1,287

Basic and diluted net earnings per share (2)	0.01	1.55	1.24	0.29

Weighted average number of shares used in
computation of earnings per share	4,372,275	4,372,275	4,372,275	4,372,275

(1)	See Note 2.

(2)	The comparative data for the year 2004 and 2005 were restated – see Note 2(q).

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share Capital	Additional paid-in capital	Foreign currency translation adjustments	Accumulated deficit	Total
	Reported NIS (1)
	(In thousands)

Balance as of January 1, 2004	15,355	21,244	364	(14,734)	22,229
Foreign currency translation adjustments	-	-	125	-	125
Net income	-	-	-	41	41

Balance as of December 31, 2004	15,355	21,244	489	(14,693)	22,395
Foreign currency translation adjustments	-	-	150	-	150
Net income	-	-	-	6,756	6,756

Balance as of December 31, 2005	15,355	21,244	639	(7,937)	29,301

Foreign currency translation adjustments	-	-	(90)	-	(90)
Net income	-	-	-	5,425	5,425

Balance as of December 31, 2006	15,355	21,244	549	(2,512)	34,636

	Convenience translation into U.S. $ (Note 2b)
	(In thousands)

Balance as of January 1, 2006	3,634	5,028	150	(1,880)	6,932
Foreign currency translation adjustments	-	-	(20)	-	(20)
Net income	-	-	-	1,287	1,287

Balance as of December 31, 2006	3,634	5,028	130	(593)	8,199

(1)	See Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience translation (Note 2b)
	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2006
	Reported NIS (1)			U.S. $
	(In thousands)

Cash flows from operating activities:

Net income	41	6,756	5,425	1,287
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	5,800	5,734	4,104	972
Equity in losses of an affiliate	159	226	313	74
Write-off of investment in other company	29	54	-	-
Write-off of loan to other company	395	-	-	-
Provision for doubtful debt related to loan to an affiliate	1,500	334	-	-
Minority interest in earnings (losses) of subsidiaries	736	(34)	2	-
Loss (gain) from sale of property and equipment	(28)	(137)	109	25
Gain from marketable securities, net	(6)	(19)	(8)	(2)
Deferred income taxes, net	(1,702)	(668)	10	2
Accrued severance pay, net	205	383	486	115
Revaluation (erosion) of long-term loans	293	810	(740)	(176)
Increase in trade receivables	(1,123)	(584)	(5,644)	(1,336)
Decrease (increase) in other accounts receivable and prepaid
expenses	2,641	(1,021)	(35)	(8)
Increase in inventories	(6,673)	(2,980)	(5,919)	(1,401)
Increase (decrease) in trade payables	(155)	3,836	4,015	950
Increase (decrease) in other accounts payable and accrued expenses	10,571	1,077	(1,336)	(317)
Equity in losses of jointly controlled entities attributed to the
other partners	1,286	241	89	21
Decrease in prepaid rent payments	50	140	173	41

Net cash provided by operating activities	14,019	14,148	1,044	247

(1)	See Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience translation (Note 2b)
	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2006
	Reported NIS (1)			U.S. $
	(In thousands)

Cash flows from investing activities:

Purchase of property and equipment	(3,177)	(11,569)	(10,139)	(2,399)
Proceeds from sale of property and equipment	54	702	97	23
Grant of long-term loan to jointly controlled entity	(205)	(113)	-	-
Repayment of long-term loan of jointly controlled entity	-	33	59	14
Investment in other company	(83)	-	-	-
Loans to affiliate	(376)	-	-	-
Repayment of loan to affiliate	35	-	-	-

Net cash used in investing activities	(3,752)	(10,947)	(9,983)	(2,362)

Cash flows from financing activities:

Short-term bank credit and loans, net	5,700	(7,831)	5,496	1,301
Proceeds from long-term loans from banks	354	8,139	1,700	402
Repayment of long-term loans from banks	(9,083)	(3,975)	(5,163)	(1,222)
Repayment of long-term loans to minority in subsidiaries	-	(248)	-	-

Net cash provided by (used in) financing activities	(3,029)	(3,915)	2,033	481

Increase (decrease) in cash and cash equivalents	7,238	(714)	(6,906)	(1,634)
Cash and cash equivalents at beginning of year	5,511	12,749	12,035	2,848

Cash and cash equivalents at end of year	12,749	12,035	5,129	1,214

(1)	See Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL

a.	Crow Technologies 1977 Ltd. (the “Company” or “Crow Technologies) designs, develops, manufactures, sells and distributes a broad range of sophisticated security detection and alarm systems for use in commercial and industrial facilities, residential homes and open areas.

The Company operates mainly through its wholly-owned subsidiary, Crow Electronic Engineering Ltd. (“Orev”).

The Company’s shares are quoted for trade on the Over the Counter Bulletin Board (“OTCBB”), a quotation system for equity securities in the United States.

b.	Definitions:

Related parties	–	As defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel ("the Israeli Institute").

Subsidiary	–	A company over which the Company has control (as defined in Opinion 57 of the Israeli Institute) and whose accounts are consolidated with those of the Company.

Jointly controlled entity	–	A company owned by the Company and several entities, among which there is contractual agreement for joint control and whose financial statements are consolidated using the proportionate consolidation method.

Affiliate	–	A company over which the Company can exercise significant influence, is not consolidated, and is presented on the basis of the equity method.

Other Company	–	A company which is not an affiliate.

c.	One of the components used in the Company’s products is purchased from a single foreign supplier. As part of the Company’s general risk management policy, the Company ensures to keep adequate level of inventory for a couple of months of consumption.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

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

Until December 31, 2003, the Company prepared its financial statements based on the historical cost convention, adjusted for the changes in the general purchasing power of the Israeli currency (“New Israeli Shekel” or “NIS”) based on the changes in the Israeli Consumer Price Index (“Israeli CPI”). In accordance with Israeli Accounting Standard Board No. 12 with respect to the discontinuance of the adjustment of financial statements, the adjustment of financial statements for the effects of inflation was discontinued beginning January 1, 2004. The adjusted amounts, as included in the balance sheet as of December 31, 2003 (the transition date), served as a starting point for nominal financial reporting beginning January 1, 2004. Additions made after the transition date are included at nominal values.

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

3.	Balance sheet:

a)	Non-monetary items are presented in reported amounts.

b)	Monetary items are presented in nominal values as of the balance sheet date.

c)	The carrying value of investments in investees is determined based on the financial statements of these companies in reported amounts.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

4.	Statement of operations:

a)	Income and expenses relating to non-monetary items are derived from the change in the reported amount between the opening balance and the closing balance.

b)	Other items in the statement of operations are presented in nominal values.

c)	Equity in the results of operations of investees is determined based on the financial statements of these companies in reported amounts.

5.	Following are data regarding the Israeli CPI and the exchange rate of the U.S. dollar:

At December 31:	Exchange rates of U.S. $	Israeli CPI (1)

2006	NIS 4.225	184.9 points
2005	NIS 4.603	185.1 points
2004	NIS 4.308	180.7 points
2003	NIS 4.379	178.6 points

Increase (decrease) during the year:

2006	(8.2)%	(0.1)%
2005	6.8%	2.4%
2004	(1.6)%	1.2%

(1)	According to the Israeli CPI published for the month ended at the balance sheet date on an average basis of 1993 = 100.

6.	Convenience translation into U.S. dollars (“dollars” or “$”):

The financial statements as of December 31, 2006 and for the year then ended have been translated into U.S. dollars using the representative exchange rate as of such date ($ 1 = NIS 4.225). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars, or convertible into dollars, unless otherwise indicated in these statements.

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

b)	Foreign operation that is classified as a foreign autonomous entity (the “entity”):

In accordance with Standard 13, assets and liabilities, both monetary and non-monetary, of the entity are translated at the closing rate. The components of the statement of income and of the statement of cash flows of the entity are translated at the exchange rates at the dates of the transactions or at average exchange rates for the period if such exchange rates approximate the actual exchange rates. All exchange rate differences resulting from the translation, as above, are classified as a separate item in shareholders’ equity (“Foreign currency translation adjustments for autonomous investees”) until the disposal of the investment.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company, its subsidiaries and 48%-50% of the accounts of the jointly controlled entities. Inter-company transactions and balances between the Company, the consolidated subsidiaries and the jointly controlled entities are eliminated in consolidation. In accordance with Statement No. 57 of the Israeli Institute of Certified Public Accountants, the financial statements of jointly controlled entities are included in the Company’s consolidated financial statements according to the proportionate consolidation method.

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

g.	Inventories:

1.	Inventories are stated at the lower of cost or net realizable value. Cost is determined as follows:

Raw materials – using the “first-in, first-out” method.

Work-in-progress and finished products – on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. During 2004, 2005 and 2006, Orev wrote-off inventory in the amount of NIS 939 thousand, NIS 633 thousand and NIS 1,298 thousand ($ 307 thousand), respectively. The write-offs are included in cost of sales. During 2004, 2005 and 2006, Orev consumed inventories that were written-off in the past in the amount of NIS 56 thousand, NIS 405 thousand and NIS 165 thousand ($ 39 thousand), respectively.

2.	As for the disclosure of the effect of Accounting Standard No. 26 in the period prior to its adoption, see Note 2u(1).

h.	Investment in affiliate:

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

3.	As for disclosure of the effect of Accounting Standard No. 27 in the period prior to its adoption, see Note 2u(2).

j.	Impairment of assets:

1.	Impairment of fixed assets:

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

As of December 31, 2006, 2005 and 2004, no impairment losses have been identified.

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

l.	Deferred income taxes:

1.	As of January 1, 2005, the Company applies Accounting Standard No. 19, “Taxes on Income” (the “Standard”). The Standard prescribes the principles for recognition, measurement, presentation and disclosures of taxes on income and deferred taxes in the financial statements.

Deferred taxes are computed in respect of temporary differences between the amounts included in the financial statements and the amounts allowable for tax purposes, other than a limited number of exceptions described in the Standard.

Deferred tax balances are measured using the enacted tax rates expected to be in effect when these taxes are carried to the income statement/shareholders’ equity, based on the applicable tax laws at balance sheet date. The amount for deferred taxes in the statement of income represents the changes in said balances during the reported year.

2.	Taxes that would apply in the event of the sale of investments in investees have not been taken into account in computing the deferred taxes, as long as it is probable that the sale of the investments is not expected in the foreseeable future.

Similarly, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing the deferred taxes, since the distribution of dividends does not involve an additional tax liability.

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

Severance expenses for the years ended December 31, 2004, 2005 and 2006, were approximately NIS 1,027 thousand, NIS 1,402 thousand and NIS 1,685 thousand ($ 399 thousand), respectively.

n.	Revenue recognition:

On January 1, 2006, the Company adopted the provisions of Accounting Standard No. 25 regarding revenues (the “Standard”). The Standard deals with the recognition of revenue from three types of transactions: sale of goods, rendering of services and revenue from interest, royalties and dividends and prescribes the required accounting treatment regarding these three types of transactions.

1.	Revenues from sale of goods are recognized once all the significant risks and rewards arising from the ownership over the goods have been assigned to the buyer, the seller no longer maintains continuing decision-making involvement that characterizes ownership and no longer maintains effective control over the sold goods, the amount of revenues can be measured reliably, the economic benefits relating to the transaction are expected to flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

2.	Accounting Standard No. 25 and the Securities Authority’s Interpretation thereof prescribe that a sales transaction with extended credit terms (compared to the standard credit terms in the industry and the Company’s standard credit terms) and/or the existence of alternative payment schedules with different credit terms for the same transaction require separation of the consideration into the sale component and the financing component, based on the market rate of interest.

The adoption of Accounting Standard No. 25 has no material impact on the Company’s financial position or results of operations.

o.	Research and development costs:

Research and development costs are charged to the statement of operations as incurred.

p.	Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2004, 2005 and 2006, were approximately NIS 2,402 thousand, NIS 2,393 thousand and NIS 1,958 thousand ($ 463 thousand), respectively.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Earnings (loss) per share:

As of January 1, 2006, the Company applies the provisions of Accounting Standard No. 21 regarding earnings per share (“the Standard”). According to the Standard, basic earnings per share are computed based on the weighted average number of Ordinary shares outstanding during the period retrospectively adjusted for bonus shares/share split/issuance of rights.

Diluted earnings per share are computed as above with the addition of convertible securities whose effect is dilutive. Options are included in diluted earnings when their exercise results in the issuance of shares for a consideration which is less than the market price of the shares. The amount of dilution is the market price of the shares less the amount that would have been received as a result of the conversion of all the options into shares.

The investor’s share of earnings of an investee is included based on the earnings per share of the investee multiplied by the number of shares held by the investor.

As a result of the initial adoption of the provisions of the Standard, the comparative data of earnings per share relating to previous years have been restated. These comparative data, prior to restatement, were NIS 6.18 and NIS 0.04 for basic and diluted earnings per share per NIS 1 par value (and not based on “per share” as is used in the new standard) for the years ended December 31, 2005 and 2004, respectively.

The Company has restated its financial statements for each of the years ended December 31, 2005 and 2004, in order to retroactively reflect the effect of the change in the accounting treatment of earnings per share:

Statements of operations:

	Year ended December 31, 2005
	As previously reported	The change	As presented in these financial statements
	Reported in NIS

Basic and diluted earnings per share	6.18	4.63	1.55

	Year ended December 31, 2004
	As previously reported	The change	As presented in these financial statements
	Reported in NIS

Basic and diluted net earnings per share	0.04	0.03	0.01

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Provision for warranty:

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

The majority of the Company’s cash and cash equivalents are invested in major Israeli banks. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company’s trade receivables are mainly derived from sales to customers located primarily in the United States, Australia, New Zealand, Europe and Israel. The Company performs ongoing credit evaluations of its customers. The allowance for doubtful accounts is determined with respect to amounts that are doubtful of collection. As for major customers, see Note 17c.

Beginning August 2006, the Company has foreign currency insurance policy to cover some of the Company’s trade risk.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Disclosure of the effects of new accounting Standards in the period prior to their adoption:

1.	Accounting Standard No. 26 – Inventories:

In August 2006, the Israel Accounting Standards Board published Accounting Standard No. 26, “Inventories” (the “Standard”).

The Standard applies to all types of inventories, excluding work in progress arising from construction contracts, which is subject to the provisions of Accounting Standard No. 4, “Construction-type Contracts”, inventory of buildings for sale, which is subject to the provisions of Accounting Standard No. 2, “Construction of Buildings for Sale” and financial instruments.

The Standard prescribes that inventories should be measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and costs necessary to make the sale. The cost of inventories should be determined based on the “first in –first out” (FIFO) method or using a weighted average cost, provided that the same method is applied in respect of inventories having a similar nature and use. Measurement of the cost of inventories based on the “last in – first out” (LIFO) method is not permitted.

In accordance with the Standard, when inventories are purchased under credit terms whereby the arrangement involves a financing element, the inventories should be presented at cost reflecting the cash purchase price and the financing element should be recognized as a financial expense over the period of the financing.

In respect of the allocation of conversion costs to inventories, the Standard prescribes that if in a particular period, production is not at normal capacity, then the cost of inventories should not include allocation of fixed overhead costs in excess of that allocated based on normal capacity. Such unallocated overhead costs should be recognized as an expense in the statement of income in the period in which they are incurred. Furthermore, cost of inventories should not include abnormal amounts of materials, labor and other costs resulting from inefficiency.

When a write-down of inventories has been recognized and subsequently there is an increase in their value, the amount of the write-down is reversed. The amount of the write-down or its reversal should be recorded in cost of sales in the statement of income.

The Standard will be applicable to financial statements for periods beginning January 1, 2007 and thereafter. The provisions of the Standard are to be applied retrospectively, by restating comparative amounts relating to prior periods.

The Company believes that the effect of the new Standard on its financial position, results of operations and cash flows is not expected to be material.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Accounting Standard No. 27 – Fixed Assets:

In September 2006, the Israel Accounting Standards Board published Accounting Standard No. 27, “Fixed Assets” (the “Standard”). The Standard is applicable to financial statements for periods commencing on January 1, 2007 (the “Effective Date”) or thereafter.

The initial recognition of fixed assets will be based on the cost of purchase. After initial recognition, the Standard permits an entity to choose between the cost model or the revaluation model as its accounting policy and to apply it consistently to a class of fixed assets of a similar nature and use. According to the revaluation model, fixed assets are to be presented at a revalued amount, being the fair value at the date of revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses. The revaluation of fixed assets is recorded directly to a capital reserve in shareholders’ equity, net of income taxes. This capital reserve may be transferred directly to retained earnings once the asset has been disposed of or during the period of use of the asset (according to the rate of depreciation). Revalued assets will be depreciated based on the revalued amount.

According to the Standard, each component of a fixed asset with a different useful life and that has a cost that is significant in relation to the total cost of the fixed asset is to be depreciated separately. The asset is to be depreciated based on its useful life as determined by the Company, which will be reviewed at each year-end. Depreciation will be discontinued at the earlier of the date of the asset’s classification as held for sale or the date of the asset’s disposal. An asset held for sale is an asset which is available for immediate sale in its present condition, as to which the Company has a commitment to sell and in respect of which the sale is expected to be completed within a year from the date of classification. Furthermore, upon the adoption of the Standard, a change in the method of depreciation will be accounted for as a change in accounting estimate, that is prospectively, rather than by recording the cumulative effect of retrospective application, as was customary prior to the effective date.

The cost of a fixed asset received in an exchange for another fixed asset will be measured at fair value unless the transaction lacks commercial substance or if the fair value of the fixed asset received or given up cannot be reliably measured. The Standard replaces the “similar assets” exception to fair value measurement with an exception based on a lack of commercial substance. An exchange transaction has commercial substance if it results in a change in the amount, timing and risk of future cash flows from the asset.

The cost of a fixed asset will also include an initial estimate of the costs of dismantling and removing the asset and restoring the site on which the asset is located, for which the Company has incurred an obligation. The estimated amount will be recorded at its present value using a discount rate reflecting the Company’s risk.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The transitional provisions of the Standard require retrospective application with restatement of comparative data, except in the following cases:

a)	A company that on the Effective Date chooses the revaluation model for a class of fixed assets – the difference between the revalued amount and the carrying amount on the Effective Date will be recorded in a capital reserve in shareholders’ equity at that date. The company will not be required to restate comparative data.

b)	A company that has not included in the cost of fixed assets an initial estimate of the costs of dismantling and removing the asset and restoring the site on which the asset is located will be required to:

1)	Measure the liability at the effective date, in accordance with generally accepted accounting principles;
2)	Calculate the amount that would have been included in the cost of the relevant asset at the date on which the obligation was first incurred by discounting the aforementioned liability to the date of its initial incurrence using the company’s best estimate of the historical discount rates adjusted for the risk relevant to that liability during the elapsed period;
3)	Calculate the accumulated depreciation in respect of the amount of the discounted liability up to the Effective Date based on the asset’s useful life at that time;
4)	The difference between the amount recorded in respect of the asset, pursuant to 2) and 3) above, and the amount of the liability, pursuant to 1) above, should be recorded directly to retained earnings.

c)	A company may elect to adopt the exemptions allowed by IFRS 1 in respect of fixed assets (including deemed cost exemption) as of the effective date.

d)	Companies that are not required and do not intend to adopt IFRS in respect of their financial statements are to adopt prospectively the Standard’s provisions regarding exchange of assets and depreciation of components.

Since the Company is not required to adopt IFRS, it would adopt a prospective standard provision regarding exchange of assets and depreciation of component.

The Company believes that the effect of the Standard on its financial position, results of operations and cash flows is not expected to be material.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	Accounting Standard No. 30 – Intangible Assets:

In March 2007, the Israel Accounting Standards Board published Accounting Standard No. 30, “Intangible Assets” (the “Standard”) that prescribes the accounting treatment, recognition, measurement and the disclosure requirements regarding intangible assets that are not dealt with another standard.

An intangible asset is an identifiable non-monetary asset without physical substance. The definition of an intangible asset requires that such an asset be identifiable to distinguish it from goodwill. An asset is identifiable when it complies with one of the following criteria: it is separable – it is capable of being separated or divided from the entity and sold, transferred, licensed, rented or exchanged, either individually or together with a related contract, asset or liability; or it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

In a business combination, the acquirer recognizes the intangible assets of the acquiree separately from goodwill even if the assets had not been recognized by the acquiree prior to the business combination. Accordingly, the acquirer recognizes the acquiree’s in-process research and development project as an asset separately from goodwill provided it meets the definition of an asset and it is identifiable (the separable criterion or the legal criterion).

Goodwill that is internally generated is not recognized as an asset because it does not represent an identifiable resource controlled by the entity that can be measured reliably at cost.

In order to assess whether an internally generated intangible asset meets the recognition criteria, the entity must distinguish the research stage from the development stage.

No intangible asset arising from research is recognized. Expenses in respect of research are recognized in the income statement as incurred. An intangible asset arising from development is recognized if, and only if, the conditions stipulated in the Standard are met, including technical feasibility, the intent and ability to complete the intangible asset and use or sell it, probable future economic benefits deriving from the asset, the availability of technical, financial and other resources and the ability to reliably measure the expenditures attributable to the asset during its development.

Measurement after initial recognition is by application of the cost model or the revaluation model. The revaluation model may be applied only when there is an active market. The Standard defines an active market as a market in which all the following conditions exist: the items traded in the market are homogenous; willing buyers and sellers can normally be found at any time; and the prices are available to the public.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

According to the Standard, an intangible asset’s useful life must be assessed as either finite or indefinite. An intangible asset with a finite useful life is systematically amortized and the amortization period and method are reviewed at each year-end. In contrast, an intangible asset with an indefinite useful life is not systematically amortized but is subject to a test for impairment annually (or more frequently if there are changes in circumstances).

The Standard is applicable to financial statements for periods commencing on January 1, 2007 or thereafter. The Standard is to be applied by retrospective restatement.

As an exception, the Standard will apply to business combinations that occur subsequent to January 1, 2007. As for in-process research and development projects acquired prior to January 1, 2007 that met the definition of an intangible asset on the date of acquisition but were recognized as an expense according to previously accepted accounting principles, on January 1, 2007, the entity will recognize the in-process research and development project as an asset (less accumulated depreciation and impairment losses) and the resulting adjustment will be credited to retained earnings on that date.

The Company believes that the effect of the Standard on its financial position, results of operations and cash flows is not expected to be material.

v.	Reclassification:

Certain amounts from prior years have been reclassified to conform to current year’s presentation.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	–	TRADE RECEIVABLES

			Convenience translation
	December 31,		December 31,
	2005	2006	2006
	Reported NIS		U.S. $
	(In thousands)

Foreign open accounts	20,350	26,472	6,266
Domestic open accounts	3,426	2,578	610
Postdated checks receivable	2,738	3,730	883

	26,514	32,780	7,759
Less - allowance for doubtful accounts	2,480	3,162	748

	24,034	29,618	7,011

Allowance for doubtful accounts:

				Convenience translation
	December 31,			December 31,
	2004	2005	2006	2006
	Reported NIS			U.S. $
	(In thousands)

Balance at beginning of period	1,656	1,871	2,480	587
Additions - charged to general and administrative expenses	593	609	682	161
Deductions - bad-debt	378	-	-	-

Balance at end of period	1,871	2,480	3,162	748

NOTE 4:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

			Convenience translation
	December 31,		December 31,
	2005	2006	2006
	Reported NIS		U.S. $
	(In thousands)

Related parties	1,290	831	197
Short-term loan to an affiliate (1)	54	62	15
Advances to suppliers	522	576	136
Government authorities	984	1,100	260
Deferred income tax	2,064	1,668	395
Prepaid expenses and others	1,677	1,993	472

	6,591	6,230	1,475

(1)	The balance does not bear interest.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	–	INVENTORIES

			Convenience translation
	December 31,		December 31,
	2005	2006	2006
	Reported NIS		U.S. $
	(In thousands)

Raw materials	15,734	20,665	4,891
Work in progress	7,691	8,763	2,074
Finished products	12,664	12,580	2,978

	36,089	42,008	9,943
Non current inventories	1,223	554	131

	34,866	41,454	9,812

Balances of NIS 1,223 thousand and NIS 554 thousand ($ 131 thousand) were classified as non-current inventory as of December 31, 2005 and 2006, respectively, based on management projections for this inventories consumption.

NOTE 6:	–	INVESTMENT IN AN AFFILIATE

Company holdings in the affiliate are 34% and are comprised as follows:

			Convenience translation
	December 31,		December 31,
	2005	2006	2006
	Reported NIS		U.S. $
	(In thousands)

Cost	2,508	2,508	594
Equity losses accumulated since the establishment	(12,423)	(12,736)	(3,014)

	(9,915)	(10,228)	(2,420)
Capital gain from the decrease of holdings in the affiliate	10,276	10,276	2,432
Capital surplus:
In respect of know-how and goodwill acquired from controlling
shareholders	(314)	(314)	(74)
In respect of interest on loan from controlling shareholders not at
market terms	(82)	(82)	(19)
Foreign currency translation adjustments	376	348	81

	341	-	-

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	PROPERTY AND EQUIPMENT

			Convenience translation
	December 31,		December 31,
	2005	2006	2006
	Reported NIS		U.S. $
	(In thousands)

Cost:
Machinery and equipment	34,965	41,210	9,754
Leasehold improvements and building	8,115	10,321	2,443
Office furniture and equipment	6,310	7,671	1,816
Motor vehicles	2,032	2,029	480

	51,422	61,231	14,493

Accumulated depreciation:
Machinery and equipment	18,614	21,023	4,977
Leasehold improvements and building	3,223	3,537	837
Office furniture and equipment	3,828	4,500	1,065
Motor vehicles	927	1,217	288

	26,592	30,277	7,167

Depreciated cost	24,830	30,954	7,326

Depreciation expenses for the years ended December 31, 2004, 2005 and 2006, are NIS 3,816 thousand, NIS 3,556 thousand and NIS 3,811 ($ 902 thousand), respectively.

As for charges on property and equipment, see Note 14.

NOTE 8:	–	INTANGIBLE AND OTHER ASSETS

			Convenience translation
	December 31,		December 31,
	2005	2006	2006
	Reported NIS		U.S. $
	(In thousands)

Original amounts:
Technology-based intangible assets	4,712	4,712	1,115
Customer-related intangible assets	3,853	3,853	912

	8,565	8,565	2,027

Accumulated amortization:
Technology-based intangible assets	4,647	4,712	1,115
Customer-related intangible assets	3,621	3,853	912

	8,268	8,565	2,027

Amortized cost (1)	297	-	-

Prepaid rent payments (2)	1,056	882	209

	1,353	882	209

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:	–	INTANGIBLE AND OTHER ASSETS (Cont.)

(1)	Amortization expense for the years ended December 31, 2004, 2005 and 2006, amounted to NIS 1,984 thousand, NIS 2,178 thousand and NIS 297 thousand ($ 70 thousand), respectively.

(2)	During July 2003, Arrow Head Alarm Products Limited (“Arrow Head”) (a 51% subsidiary of Orev) and its shareholders signed an agreement with a third party for acquiring a building in New Zealand. Arrow Head manages its operations from this building. The total transaction amount is approximately $ 770 thousand, of which Orev and the other shareholders in Arrow Head paid $ 150 thousand as a residual amount for the building and the remaining amount of approximately $ 620 thousand was paid in advance directly to the owners of the property by Arrow Head in a form of a 10 year lease of the building. In order to finance the acquisition, Arrow Head took a loan in the amount of $ 620 thousand from a New Zealand bank. Furthermore, Orev and the other shareholders in Arrow Head guarantee this bank loan in the amount of $ 173 thousand and $ 167 thousand, respectively. Moreover, a lien was placed on the building in favor of the New Zealand bank.

NOTE 9:	–	SHORT-TERM LOANS AND BANK CREDIT

a.	Composed as follows:

		Weighted average interest rate				Convenience translation
		December 31,		December 31,		December 31,
		2005	2006	2005	2006	2006
	Linkage basis	%		Reported NIS		U.S. $
				(In thousands)

Short-term loans	Mainly in
	unlinked NIS	6.5	7.12	22,867	28,386	6,719
Short-term bank credit	Unlinked NIS	7.5	7.5	32	9	2

				22,899	28,395	6,721

b.	As of December 31, 2006, the Company and Orev have an authorized total line of credit (including long-term loans) in the amount of 72 million NIS. The line of credit bears interest at an annual rate of mainly Prime – 0.1% for the credit in NIS and annual rate of mainly LIBOR+1.80% for the credit in dollars.

As to the compliance with bank covenants, see Note 11d.

As of December 31, 2006, the Company has unutilized approximately NIS 35 million ($ 8.3 million) out of the line of credit.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

			Convenience translation
	December 31,		December 31,
	2005	2006	2006
	Reported NIS		U.S. $
	(In thousands)

Tax authorities	8,441	6,004	1,420
Accrued expenses	3,833	4,159	984
Government authorities	92	18	4
Employees and payroll accruals	3,365	3,858	913
Customer advances	366	701	166
Other	445	296	70
Related party		194	46
Provision for losses of jointly controlled entities	-	66	17

	16,542	15,296	3,620

NOTE 11:	–	LONG-TERM LOANS FROM BANKS

a.	Composed as follows:

			Convenience translation
	December 31,		December 31,
	2005	2006	2006
	Reported NIS		U.S. $
	(In thousands)

Banks	16,016	11,901	2,816
Less - current maturities	5,259	3,166	749

	10,757	8,735	2,067

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:	–	LONG-TERM LOANS FROM BANKS (Cont.)

b.	Classified by currency, linkage terms and interest rates, the total amount of the liabilities (before deduction of current maturities) is as follows:

	Weighted average interest rate				Convenience translation
	December 31,		December 31,		December 31,
	2005	2006	2005	2006	2006
	%		Reported NIS		U.S. $
			(In thousands)

In New Zealand dollar	9.312	11.78	3,737	3,341	790
In NIS	6.432	5.42	3,441	2,746	650
In dollar	5.778	6.78	8,838	5,814	1,376

			16,016	11,901	2,816

As for an authorized line of credit, see Note 9b.

c.	The aggregate annual maturities are as follows:

		Convenience translation
	December 31, 2006
	NIS	U.S. $
	(In thousands)

2007 (current maturity)	3,166	749
2008	1,465	347
2009	1,503	356
2010	3,146	745
2011 and thereafter	2,621	619

	11,901	2,816

d.	Pursuant to the terms with a bank, the Company is required to comply with certain covenants as long as any amount is outstanding (NIS 35 million as of December 31, 2006). As of December 31, 2006 the Company complies with those covenants. The significant covenants are to continue to hold 100% of the shares of Orev Ltd. not to invest in any kind of investment more than $ 1.25 million in any continuous 12 months without the consent of the bank, to avoid certain changes in the Company’s financial condition and maintain ratio of 19% shareholders’ equity to total assets. Additional covenants imposed by the bank prohibit, among other things, advancement of loans to the Company’s shareholders, payment of management fees which exceed the amounts currently paid and restructuring or change of control without the prior consent of the bank. As for charges on assets to secure the loans, see Note 14.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	–	LONG-TERM LOANS FROM MINORITY IN SUBSIDIARIES

The loans are in U.S. dollars and New Zealand dollars, do not bear interest and has no maturity date.

NOTE 13:	–	ACCRUED SEVERANCE PAY

				Convenience translation
	December 31,			December 31,
	2005		2006	2006
	Reported NIS			U.S. $
	(In thousands)

Amount of severance pay liability	*)	2,728	3,171	751
Amount funded	*)	79	36	9

Unfunded balance, net		2,649	3,135	742

*)	Reclassified.

NOTE 14:	–	COMMITMENTS AND CONTINGENT LIABILITIES

Commitments:

a.	The Company and its subsidiaries have lease agreements for periods through 2022.

Annual rental payable under lease agreements (including options extension) are as follows:

		Convenience translation
	December 31, 2006
	NIS	U.S. $
	(In thousands)

2007	3,135	742
2008	2,824	668
2009	2,486	588
2010	2,540	601
2011	2,524	598
Later years	21,759	5,150

	35,268	8,347

Out of the total amount of NIS 35,268 thousand, the amount of NIS 21,444 thousand ($ 5,075 thousand) is due to the extension options.

b.	As for agreements with related parties, see Note 16.

c.	As for the tax assessment issued to the Company, see Note 15g.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	In June 2005, the Company entered into an agreement with a third party regarding development of wireless intercom systems using WiFi technology. According to the agreement, the Company undertook to pay the sum of US $ 190 thousand for the development of such system. In addition, the Company undertook to pay royalties at the rate of 3.9% from the sales of such system, provided that such royalty fee per unit sold shall not be less than US $ 0.5. According to the milestones for the development of the system, the Company paid in 2005 and 2006 the sum of US $ 95 thousand for development work performed by such third party. The development work of such system is currently ongoing and as of the date of this report, the company has not paid any royalties to such third party.

Guarantees:

a.	Orev is a guarantor in favor of Bank Hapoalim to secure all of the debts and liabilities of its proportionately consolidated subsidiary, Freelink Ltd. (a jointly controlled entity) to Bank Hapoalim, up to an amount of $ 250 thousand.

b.	Orev is a guarantor in favor of Bank Hapoalim to secure the debts and liabilities of its subsidiary, Secucell Ltd., up to the amount of $ 200 thousand.

c.	To secure the lease agreements between Orev and its facilities owners, Orev provided the facilities owners a bank guarantee from Bank Leumi Le-Israel Ltd. in the amount of NIS 486 thousand.

d.	The Company and Orev granted Bank Hapoalim mutual guarantees to secure credit lines and loans of each other.

Charges:

The Company and Orev placed a floating charge on their entire assets, in favor of a bank to secure total credit and loans received by the Company and Orev.

NOTE 15:	–	TAXES ON INCOME

a.	Benefits under the Law for the Encouragement of Capital Investments:

The Law for the Encouragement of Capital Investments, 1959 (“the Law”):

According to the Law, the companies are entitled to various tax benefits by virtue of the “approved enterprise” and/or “beneficiary enterprise” status granted to part of their enterprises, as defined by this Law.

In March 2005, the Israeli Parliament passed the Arrangements Law for fiscal year 2005, which includes a broad and comprehensive amendment to the provisions of the above Law (“Amendment No. 60 to the Law”).

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:	–	TAXES ON INCOME

The principal benefits by virtue of the Law are:

Tax benefits and reduced tax rates:

1.	The Company has one letter of approval under the Law for the Encouragement of Capital Investments, 1959 (“the law”) and, accordingly, by virtue of the above law the Company enjoys the following benefits:

A letter of approval dated January 23, 2005 – according to the letter of approval, the Company is entitled to a benefit period of 7 years. In the context of these benefits, on that part of its taxable income deriving from the approved enterprise, the Company is entitled to a tax exemption over the first two years of the benefit period and a reduced tax rate of 25% over the following five years. Part of the taxable income deriving from the approved enterprise out of total taxable income is determined as the rate of increase in turnover in each year of the tax benefits compared to the base year, linked to the Israeli Wholesale Price Index or linked to the change in the rate of U.S. dollar.

As of December 31, 2006, and the year then ended the Company did not make any such investments.

2.	Orev has two letters of approval under the Law for the Encouragement of Capital Investments, 1959 (the law) and, accordingly, by virtue of the above law Orev enjoys the following benefits:

2.1.	A letter of approval dated October 4, 1999 – according to the letter of approval, Orev is entitled to a benefit period of 10 years. In the context of these benefits, on that part of its taxable income deriving from the approved enterprise in development region A, Orev is entitled to tax exemption over the benefit period, and on the part of its taxable income deriving from the approved enterprise, which is not in development region A, Orev is entitled to a tax exemption over the first two years of the benefit period and a reduced tax rate of 25% over the following eight years because the Company is a “Foreign Investors Company”. Part of the taxable income deriving from the approved enterprise out of total taxable income is determined as the rate of increase in turnover in each year of the tax benefits compared to the base year, linked to the Israeli Wholesale Price Index.

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

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:	–	TAXES ON INCOME (Cont.)

According to the final performance approval, the attribution of taxable income between the activities and the several development regions is computed on the basis of the following criteria:

a)	Increase in the number of employees in each of the regions.
b)	Increase in the salary of the employees in each of the regions.
c)	Investment in equipment in each of the regions.

The management believes that Orev is meeting the aforementioned criteria.

2.2.	A letter of approval dated July 19, 2004 – according to the letter of approval, Orev is entitled to a benefit period of 10 years. In the context of these benefits, on that part of its taxable income deriving from the approved enterprise in development region A, Orev is entitled to tax exemption over the benefit period, and on the part of its taxable income deriving from the approved enterprise, which is not in development region A, Orev is entitled to a tax exemption over the first two years of the benefit period and a reduced tax rate of 25% over the following eight years because the Company is a “Foreign Investors Company”. Part of the taxable income deriving from the approved enterprise out of total taxable income is determined as the rate of increase in turnover in each year of the tax benefits compared to the base year, linked to the Israeli Wholesale Price Index.

In 2004, Orev commenced to use the benefits according to this letter of approval and, therefore, the benefit period in connection with this letter of approval is expected to terminate in 2013.

According to the letter of approval, the attribution of taxable income between the activities and the several development regions is computed on the basis of the following criteria:

a)	Increase in the number of employees in each of the regions.
b)	Increase in the salary of the employees in each of the regions.
c)	Investment in equipment in each of the regions.

The management believes that Orev is meeting the aforementioned criteria.

3.	Income from sources other than the “Approved Enterprise” mentioned above is taxed at the regular rate of 31% (see Note 15e).

The tax-exempt income attributable to the “Approved Enterprise” of Orev as of December 31, 2006, amounted to approximately NIS 23,084 thousand. Orev has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to Orev’s “Approved Enterprise”. The total tax benefit attributed is a result of the “Approved Enterprise” for the year 2006 which amounts to NIS 1,164 thousand.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:	–	TAXES ON INCOME (Cont.)

b.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

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

In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate (which are not entitle to benefits due to “approved enterprise’ as described above), is to be progressively reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26%, 2010 and thereafter – 25%.

f.	Net operating losses carryforward:

As of December 31, 2006, the Company had accumulated losses for tax purposes of approximately NIS 77 million. The carryforward tax losses are linked to the Israeli CPI. In Israel, carryforward losses may be offset against taxable income in the future for an indefinite period.

As of December 31, 2006, the jointly controlled entities had accumulated losses for tax purposes of approximately NIS 3 million, which represents the Company’s proportion in the losses.

g.	The Company has final tax assessments up to and including the 2001 tax year.

Orev has final tax assessments up to and including the 2001 tax year.

During 2004 Orev received a tax assessment relating to the years 1999 and 2001. This tax assessment reflected increased tax liability in approximately NIS 2.9 million for these years. Orev has filed objections regarding both these assessments. As a result of the abovementioned tax assessment the Company has recorded a provision in 2004 for the years 1999 to 2003 in the amount of approximately NIS 5.4 million.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:	–	TAXES ON INCOME (Cont.)

On December 28, 2005 Orev reached a settlement agreement with the Israeli tax authorities in respect of the abovementioned tax assessments. Based on the settlement agreement the Company reduced its tax provision in respect of previous years in the amount of NIS 1.3 million.

During 2003, the Company received a withholding tax assessment for the year 1999. This tax assessment reflected an increased tax liability of approximately NIS 40 million. This assessment related to the acquisition of Orev in 1999. The Company did not make any provisions in previous years regarding this tax assessment. Further to an objection filed by the Company to this assessment with the Israeli tax authorities, as part of a settlement agreement which was signed on December 28, 2005, the Company reached a settlement which provided for the cancellation of the tax assessment for the year 1999 (NIS 40 million).

h.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets (liabilities) are as follows:

			Convenience translation
	December 31,		December 31,
	2005	2006	2006
	Reported NIS		U.S. $
	(In thousands)

Deferred tax:
Accrued severance pay, net	487	446	106
Research and development expenses	933	913	216
Accrued vacation pay	331	244	58
Allowance for doubtful accounts	983	847	200
Unrealized gain on intercompany transaction	228	77	18
Inventory	(64)	-	-
Fixed assets depreciation	(1,289)	(1,065)	(252)
Intangible assets	(69)	-	-
Accrued expenses	61	77	18
Financial income from monetary items in foreign currency	(415)	(363)	(86)

	1,186	1,176	278

Domestic	1,442	1,509	325
Foreign	(256)	(333)	(47)

	1,186	1,176	278

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:	–	TAXES ON INCOME (Cont.)

The deferred taxes are presented in the balance sheet as follows:

			Convenience translation
	December 31,		December 31,
	2005	2006	2006
	Reported NIS		U.S. $
	(In thousands)

Among current assets ("other accounts
receivable and prepaid expenses")	2,064	1,668	395
Among long-term liabilities	(878)	(492)	(116)

	1,186	1,176	279

The deferred taxes are calculated using a 15% weighted tax rate, which is the effective tax rate expected to be in effect at the time of realization of such deferred taxes.

i.	A reconciliation of the theoretical tax expenses, assuming all income is taxable at the statutory rate applicable in Israel, and the actual tax expenses, is as follows:

				Convenience translation
	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2006
	Reported NIS			U.S. $
	(In thousands)

Income before income taxes, as reported in the consolidated
statements of income	7,955	8,621	8,164	1,934

Statutory tax rate in Israel	35%	34%	31%	31%

Theoretical tax expense	2,784	2,931	2,530	599
Decrease in taxes resulting from "Approved Enterprises"	(1,763)	(1,403)	(1,164)	(277)
Tax adjustment in respect of foreign subsidiary's
different tax rate	69	39	5	1
Tax for previous years	5,428	(1,300)	-	-
Carryforward losses and other temporary differences for which
deferred tax assets were recorded	264	(38)	47	12
Nondeductible expenses less exempt income	583	684	574	136
Others *)	(346)	760	432	102

Taxes on income in the statements of income	7,019	1,673	2,424	573

*)	Reclassified.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:	–	TAXES ON INCOME (Cont.)

j.	Income before taxes on income is comprised as follows:

				Convenience translation
	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2006
	Reported NIS			U.S. $
	(In thousands)

Domestic	5,841	8,038	8,103	1,920
Foreign	2,114	583	61	14

	7,955	8,621	8,164	1,934

k.	Taxes on income included in the statements of income is comprised as follows:

				Convenience translation
	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2006
	Reported NIS			U.S. $
	(In thousands)

Domestic	6,669	1,026	2,412	570
Foreign	350	647	12	3

	7,019	1,673	2,424	573

Current	3,293	3,641	2,434	555
Deferred taxes	(1,702)	(668)	(10)	18
For previous years	5,428	(1,300)	-	-

	7,019	1,673	2,424	573

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:	–	TRANSACTIONS WITH RELATED PARTIES

a.	During June 2003, the Company entered into a 3 years agreement, pursuant to which the Company is responsible to pay Meir Jacobson compensation as the Company’s Chairman of the Board of Directors in the amount of $ 3 thousand per month. In June 2006, the Company’s board of directors and audit committee approved an extension of the agreement for a term of 36 months, although each party may terminate the agreement upon a 30 days advanced written notice. The extension of the agreement was approved by the Company’s General meeting in November 2006.

b.	During 2005, a new employment agreement between Orev and Mr. Shmuel Melman (director and CEO of the Company and Orev) was approved by the Company’s board of directors, Audit Committee and the Shareholders General Meeting. The new employment agreement is for a term of 5 years commencing on May 1, 2004 and ending on April 30, 2009 and is automatically renewable for a further term of 5 years, unless prior notice of non-renewal is provided by either party. In addition, the agreement may be terminated by either party by a six months prior written notice. Mr. Melman shall be entitled to a monthly gross salary of NIS 72 thousand linked to the Israeli consumer price index as of May 1, 2004, and updated every January 1, commencing as of January 1, 2005, by 5% based on the previous December salary. Mr. Melman is entitled to a company car, as well as other standard benefits.

c.	During 2005, a new employment agreement between Orev and Mrs. Monique Melman (director of the Company and director of marketing and sales of Orev) was approved by the Company’s board of directors, Audit Committee and the Shareholders General Meeting. The new employment agreement is for a term of twelve months commencing on August 1, 2004, and shall be automatically renewed for additional terms of twelve months each. Either party may terminate the agreement for any reason by providing the other party with a prior written notice of two months. From February 2007, after the approval of the Company’s board of directors Audit Committee and shareholders general meeting, Mrs. Melman shall be entitled to a monthly gross salary of NIS 28 thousand (last year NIS 25 thousand) and sales incentive equal to 0.75% of the total annual unconsolidated sales of Orev in any calendar year exceeding USD 24 million.

d.	During 2005, the Company’s Audit committee, Board of Directors and the Shareholders General Meeting approved a consulting services agreement with Mr. Abram Silver, one of the Company’s controlling shareholders and director, according to which Mr. Silver, through a company under his control, will provide the Company and its subsidiaries with various consulting and business development services. The agreement is effective as of January 1, 2005 and until December 31, 2009 unless terminated by either party by a six months prior written notice. In addition, in the event that Bank Hapoalim, as applicable, does not approve the consideration to be paid to Mr. Silver pursuant to the agreement in any given year after the initial year of the agreement, by no later than March 31 of the relevant year, then, the agreement shall be automatically terminated effective as of April 1 of that year and Mr. Silver shall not be entitled to any consideration in respect of that year. In the event that Bank Hapoalim, as applicable, approves a consideration in any given year, which is lower than the annual consideration pursuant to the terms of the agreement, then, Mr. Silver may notify the Company by a 30 day prior written notice of the termination of the agreement within such 30 day period.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:	–	TRANSACTIONS WITH RELATED PARTIES (Cont.)

Mr. Silver shall be entitled to a monthly consideration in respect of services rendered by him in the sum of NIS 33,333 (approximately, $ 7,250). Bank Hapoalim approved payment of an annual consideration of NIS 400,000 in 2005 and 2006. The Company is yet to receive Bank Hapoalim’s approval for the year 2007.

e.	The Company paid management fees to Silverboim Holding Ltd. (the former controlling company) (“Silverboim”) at an amount equal to the compensation of Orev’s CEO. The management fees for the years ended December 31, 2004 is NIS 593 thousand. Silverboim provided the Company with management services until May 2004.

f.	Transactions with related parties:

				Convenience translation
	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2006
	Reported NIS			U.S. $
	(In thousands)

Compensation to related parties (1):
Wages and social benefits (see Note 16b and 16c)	1,792	2,123	2,017	477
Management fees (see Note 16d and 16e)	-	400	400	95
Directors' fees	277	258	278	66

	2,069	2,781	2,695	638

(1) Compensation was paid to related parties, as follows:

Related parties employed by the Group	1,792	2,123	2,017	477

Related parties not employed by the Group - directors
(including companies held by these directors)	277	658	678	161

Number of individuals to whom the compensation relates
(includes all directors)	8	7	7

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	–	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Segment information:

The Group operates in one operating segment.

b.	Geographic information:

The Company has four reportable geographic areas, based on customers’ location.

	Year ended December 31, 2004
	Europe	Australia, New Zealand and South & East Asia	America	Israel	Others	Elimination	Consolidated
	Reported NIS in thousands

Sales to customers	66,847	27,711	7,987	12,156	214	-	114,915
Inter-area sales	-	1,197	-	1,153	-	(2,350)	-

Total sales	66,847	28,908	7,987	13,309	214	(2,350)	114,915

Operating income	7,940	2,653	815	1,980	33	-	13,421

Financial expenses, net							(2,687)
Other expenses, net							(2,779)

Income before taxes on income							7,955
Taxes on income							7,019
Equity in losses of an affiliate							(159)
Minority interest in earnings of
subsidiaries							(736)

Net income							41

Assets	*) 11,276	*) 18,585	2,868	*) 63,196	-	-	95,925

Liabilities	-	*) 7,485	-	*) 66,045	-	-	73,530

Capital expenditures	-	345	-	2,832	-	-	3,177

Depreciation and amortization	-	2,325	-	3,475	-	-	5,800

*)	Reclassified.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	–	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

	Year ended December 31, 2005
	Europe	Australia, New Zealand and South & East Asia	America	Israel	Others	Elimination	Consolidated
	Reported NIS in thousands

Sales to customers	68,249	29,909	11,352	12,247	236	-	121,993
Inter-area sales	-	2,696	-	145	-	(2,841)	-

Total sales	68,249	32,605	11,352	12,392	236	(2,841)	121,993

Operating income	6,259	2,306	927	1,173	31	-	10,696

Financial expenses, net							(1,611)
Other expenses, net							(464)

Income before taxes on income							8,621
Taxes on income							1,673
Equity in losses of an
affiliate							(226)
Minority interest in losses of
subsidiaries							34

Net income							6,756

Assets	12,227	*) 17,194	1,352	*) 74,623	-	-	105,396

Liabilities	-	*) 9,678	-	*) 66,417	-	-	76,095

Capital expenditures	-	358	-	11,211	-	-	11,569

Depreciation and amortization	-	2,431	-	3,303	-	-	5,734

*)	Reclassified.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	–	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

	Year ended December 31, 2006
	Europe	Australia, New Zealand and South & East Asia	America	Israel	Others	Elimination	Consolidated
	Reported NIS in thousands

Sales to customers	86,726	27,639	13,426	14,367	4,194	-	146,352
Inter-area sales	-	3,755	-	222	-	(3,977)	-

Total sales	86,726	31,394	13,426	14,589	4,194	(3,977)	146,352

Operating income	5,585	2,138	1,573	1,993	1,497	-	12,786

Financial expenses, net							(4,495)
Other expenses, net							(127)

Income before taxes on income							8,164
Taxes on income							2,424
Equity in losses of an
affiliate							(313)
Minority interest in earnings
of subsidiaries							(2)

Net income							5,425

Assets	19,703	12,850	3,155	79,185	-	-	114,893

Liabilities	-	9,203	-	71,054	-	-	80,257

Capital expenditures	-	199	-	9,940	-	-	10,139

Depreciation and amortization	-	561	-	3,543	-	-	4,104

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	–	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

	Year ended December 31, 2006
	Europe	Australia, New Zealand and South & East Asia	America	Israel	Others	Elimination	Consolidated
	Convenience translation into U.S. $ in thousands

Sales to customers	20,527	6,542	3,178	3,400	993	-	34,640
Inter-area sales	-	889	-	53	-	(942)	-

Total sales	20,527	7,431	3,178	3,453	993	(942)	34,640

Operating income	1,321	506	372	472	356	-	3,027

Financial expenses, net							(1,065)
Other expenses, net							(28)

Income before taxes on income							1,934
Taxes on income							573
Equity in losses of an
affiliate							(74)
Minority interest in losses of
subsidiaries							(* -

Net income							1,287

Assets	4,663	3,041	747	18,744	-	-	27,195

Liabilities	-	2,178	-	16,818	-	-	18,996

Capital expenditures	-	47	-	2,352	-	-	2,399

Depreciation and amortization	-	133	-	839	-	-	972

c.	Major customer as a percentage of total sales:

	Year ended December 31,
	2004	2005	2006
	%

Customer A	13	12	10
Customer B	5	6	3
Customer C	4	5	5
Customer D	5	2	-
Customer E	-	-	7

*)	Represents an amount lower than U.S $ 1 thousand.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	–	SELECTED STATEMENTS OF OPERATIONS DATA

					Convenience translation
		Year ended December 31,			Year ended December 31,
		2004	2005	2006	2006
		Reported NIS			U.S. $
		(In thousands)

a.	Cost of sales:

	Materials consumed	56,281	58,161	70,730	16,740
	Salaries and related expenses	11,759	12,366	18,500	4,379
	Other manufacturing costs	2,873	4,782	7,104	1,681
	Depreciation and amortization	4,104	4,013	2,804	664

		75,017	79,322	99,138	23,464
	Increase in inventory of work in progress	(1,686)	(2,015)	(1,072)	(254)
	Decrease (increase) in inventory of finished products	(3,049)	(331)	84	20

		70,282	76,976	98,150	23,230

b.	Research and development expenses:

	Salaries and related expenses	4,793	6,357	5,944	1,407
	Subcontractors	1,711	1,555	1,922	455
	Other	248	536	728	172

		6,752	8,448	8,594	2,034

c.	Selling and marketing expenses:

	Salaries and related expenses	4,581	4,880	5,366	1,270
	Exhibitions and advertising	2,859	2,715	2,670	632
	Depreciation	190	221	184	44
	Other	3,316	3,359	4,313	1,020

		10,946	11,175	12,533	2,966

d.	General and administrative expenses:

	Salaries and related expenses	5,345	6,067	6,383	1,511
	Management fees and consulting expenses	2,945	3,668	2,438	577
	Bad debts and doubtful accounts	593	609	682	161
	Write-off of loan to other company	395	-	-	-
	Depreciation	536	513	758	179
	Other	2,777	2,918	3,797	900

		12,591	13,775	14,058	3,328

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	–	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

					Convenience translation
		Year ended December 31,			Year ended December 31,
		2004	2005	2006	2006
		Reported NIS			U.S. $
		(In thousands)

e.	Other expenses, net:
	Provision to doubtful debt of loan to an
	affiliate (see Note 6)	1,500	334	-
	Write-off of investment in other company	29	54	-
	Equity in losses of jointly controlled entities
	attributed to the other
	Partners (1)	1,286	241	89	21
	Gain from sale of property and equipment	(28)	(118)	136	32
	Other	(8)	(47)	(98)	(25)

		2,779	464	127	28

(1)	The Company recorded a provision for accrued losses of jointly controlled entities due to guarantees and loans that the Company provided to those jointly controlled entities.

					Convenience translation
		Year ended December 31,			Year ended December 31,
		2004	2005	2006	2006
		Reported NIS			U.S. $
		(In thousands)

f.	Financial expenses, net:

	Revaluation (erosion) of principal of long-term loan	293	810	(451)	(107)
	Interest on long-term loans, short-term
	loans and bank credit	2,404	2,276	3,087	731
	Revaluation of monetary items (mainly trade
	receivables) and other	(10)	(1,475)	1,859	441

		2,687	1,611	4,495	1,065

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS

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

The effect of the difference on the Company’s consolidated financial statements in respect of the foreign currency translation adjustments in 2004, 2005 and 2006, NIS 125 thousand, NIS 149 thousand and NIS (90), respectively, which, under U.S. GAAP, would have been recorded as part of comprehensive income in the shareholders’ equity.

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

Under U.S. GAAP, the Company is required to provide condensed financial information of a 50% or less owned significant affiliate accounted for by the equity method. Under Israeli GAAP, such condensed financial information is not required.

The summarized financial information for the affiliate is as follows:

				Convenience translation
	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2006
	Reported NIS			U.S. $
	(In thousands)

Current assets	6,617	6,679	4,301	1,018

Non-current assets	444	400	1,216	288

Current liabilities	2,352	2,665	2,489	589

Non-current liabilities	3,201	3,392	4,242	1,004

Sales	9,904	10,628	10,000	2,367

Gross profit	4,730	5,537	4,220	999

Net loss	521	433	2,150	509

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

e.	Deferred tax liability:

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

During 2003, the tax practice In Israel was changed and the Company estimates that it can not perform a tax-free merger. Therefore, the Company recorded under U.S. GAAP a deferred tax liability in the amounts of NIS 4,124 thousand, NIS 4,860 thousand and NIS 5,771 thousand ($ 1,366 thousand) as of December 31, 2004, 2005 and 2006, respectively.

f.	Variable interest entities:

In accordance with U.S. GAAP the consolidated financial statements as of December 31, 2003 and for the two years ended December 31, 2004 include the accounts of the Company and its majority-owned subsidiaries.

In accordance with U.S. GAAP the consolidated financial statements as of December 31, 2006 and 2005 and for the year ended December 31, 2006, include the accounts of the Company and its majority-owned subsidiaries that are not considered Variable Interest Entities (VIEs) and all VIEs for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated.

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

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb the majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

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

Freelink develops and markets short-range wireless systems for security purposes, based on spread spectrum and certain proprietary technology relating to communications. Its product range includes wireless security systems for home automation, as well as indoor wireless security systems, and perimeter wireless detection systems. In 2006, Freelink’s revenues were approximately NIS 2.7 million with a gross profit of approximately NIS 939 thousand and a loss of approximately NIS 42 thousand.

Under Israeli GAAP the Company records its proportional share (48%) of Freelink Balance sheets using the proportionate consolidation method while recording 100% of Freelink losses due to the guarantees provided by the Company.

Under U.S. GAAP the Company has determined that it should consolidate Freelink upon the adoption of FIN 46 as of December 31, 2004, as Freelink is a VIE and the Company is its primary beneficiary. As for the effects of the material differences on the financial statements see Note 19n.

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

Actech develops, manufactures and markets electronic access control systems. In 2006, Actech’s revenues were approximately NIS 390 thousand with a gross profit of approximately NIS 117 thousand and a loss of approximately NIS 13 thousand.

Under Israeli GAAP the Company records its proportional share (50%) of Actech Balance sheets using the proportionate consolidation method while recording 100% of Actech losses.

Under U.S. GAAP the Company has determined that it should consolidate Actech upon the adoption of FIN 46 as of December 31, 2004, as Actech is a VIE and the Company is its primary beneficiary. As for the effects of the material differences on the financial statements see Note 19n.

3.	During 2002, the Company formed a jointly controlled entity, ScanVision Technologies Ltd. (“ScanVision”) with other jointly controlling shareholder. ScanVision was financed by the Company with approximately $ 200 thousand in debt.

ScanVision develops technology for security and CCTV motion-less applications. In 2006, ScanVision did not have any revenues and it incurred a loss of approximately NIS 70 thousand.

Under Israeli GAAP the Company records its proportional share (48%) of ScanVision Balance sheets using the proportionate consolidation method while recording 100% of ScanVision losses.

Under U.S. GAAP the Company has determined that it should consolidate ScanVision upon the adoption of FIN 46 as of December 31, 2004, as ScanVision is a VIE and the Company is its primary beneficiary. As for the effects of the material differences on the financial statements see Note 19n.

g.	Classification of certain expenses:

Under Israeli GAAP, advertising expenses incurred by the Company’s customers for which the Company reimbursed the customers in the amount of NIS 1,340 thousand, NIS 1,422 thousand and NIS 1,229 ($ 290 thousand), recorded in 2004, 2005 and 2006, respectively are included as selling and marketing expenses. Under U.S. GAAP, such expenses are included as a reduction of revenues in accordance with EITF 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)".

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

h.	Impact of recently issued accounting standards:

1.	In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standards Board Statement No. 109, “Accounting for Income Taxes”(“SFAS 109”). This includes tax positions considered to be “routine”as well as those with a high degree of uncertainty.

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings.

The Company is currently evaluating the impact of adopting FIN 48.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

n.	The effects of the material differences between Israeli GAAP and U.S. GAAP of the aforementioned items on the financial statements are as follows:

1.	Consolidated statement of operations:

										Convenience translation
	Year ended December 31,									Year ended December 31,
	2004			2005			2006			2006
	As reported under Israeli GAAP	Effect of U.S. GAAP	Under U.S. GAAP	As reported under Israeli GAAP	Effect of U.S. GAAP	Under U.S. GAAP	As reported under Israeli GAAP	Effect of U.S. GAAP	Under U.S. GAAP	Under U.S. GAAP
	Reported NIS									U.S. $
	(In thousands)

Sales (1) (4)	114,915	(1,340)	113,575	121,993	(323)	121,670	146,352	160	146,512	34,677

Gross profit (1) (4)	44,633	(1,340)	43,293	45,017	(485)	44,080	48,202	(683)	47,519	11,247

Selling and marketing expenses (1) (4)	10,946	(1,340)	9,606	11,175	(1,417)	9,758	12,533	(1,208)	11,325	2,680

Taxes on income (2)	7,019	(1,739)	5,280	1,673	(101)	1,572	2,424	910	3,334	789

Equity in losses of an affiliate (3)	159	(159)	-	226	(226)	-	313	(313)	-	-

Net income (loss) (2) (3)	41	1,898	1,939	6,756	327	7,083	5,425	(596)	4,829	1,144

(1)	Effect of differences described in g. above.
(2)	Effect of differences described in e. above.
(3)	Effect of differences described in d. above.
(4)	Effect of differences described in f. above.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.	Consolidated balance sheet:

							Convenience translation
	December 31,						December 31,
	2005			2006			2006
	As reported under Israeli GAAP	Effect of U.S. GAAP	Under U.S. GAAP	As reported under Israeli GAAP	Effect of U.S. GAAP	Under U.S. GAAP	Under U.S. GAAP
	Reported NIS						U.S. $
	(In thousands)

Inventories (1)	34,866	684	35,550	42,008	528	42,536	10,068

Investment in affiliates (2)	341	(341)	-	-	-	-	-

Property and equipment, net (1)	24,830	528	25,358	30,954	394	31,348	7,420

Severance pay fund (3)	-	3,686	3,686	-	4,593	4,593	1,087

Total assets	105,396	4,723	110,119	114,893	2,205	117,098	27,716

Short-term loans and bank credit (1)	(22,899)	(605)	(23,504)	(28,395)	(580)	(28,975)	(6,858)

Trade payables (1)	(14,709)	(239)	(14,948)	(18,724)	(56)	(18,780)	(4,445)

Accrued severance pay (1) (3)	(2,649)	(3,771)	(6,420)	(3,135)	(4,690)	(7,825)	(1,852)

Deferred taxes on income (4)	(878)	(4,860)	(5,738)	(492)	(5,771)	(6,263)	(1,482)

Total liabilities	(76,095)	(9,924)	(86,019)	(80,257)	(7,974)	(88,231)	(20,883)

Shareholders' equity (2) (4)	(29,301)	5,201	(24,100)	(34,636)	5,769	(28,867)	(6,832)

(1)	Effect of differences described in f. above.
(2)	Effect of differences described in d. above.
(3)	Effect of differences described in b. above.
(4)	Effect of differences described in e. above.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

o.	Earnings (loss) per Ordinary share (“EPS”):

The calculation of EPS under U.S. GAAP is as follows:

	Year ended December 31,
	2004	2005	2006
	Reported NIS
	(In thousands, except per Ordinary share data)

Net income (loss) under U.S. GAAP (see n(1) above)	1,939	7,083	4,829

EPS under U.S. GAAP:

Basic and diluted earnings (loss) per Ordinary share	0.44	1.62	1.10

Weighted average number of shares used in computing basic and
diluted earnings (loss) per share	4,372,275	4,372,275	4,372,275

NOTE 20:	–	SUBSEQUENT EVENTS (Unaudited)

a.	On September 12, 2006, the Company and certain shareholders of the Company entered into a Share Purchase Agreement with Fortissimo Capital Fund G.P., L.P and its affiliated entities. Pursuant to the proposed terms of the agreement; Fortissimo will (i) invest $ 4,707,938 in the Company in exchange for 627,725 newly issued Ordinary Shares; and (ii) acquire 548,723 Ordinary Shares from Mr. Silver and Mr. Melman (our controlling shareholders) and from Mr. Jacobson, our director and Mr. Batchon, our chief financial officer for a total consideration of $ 4,115,423. The transaction reflected a price per share of $ 7.50. The agreement was approved by our board of directors, audit committee and general meeting of shareholders. On February 14, 2007, the parties amended the agreement. Pursuant to the amendment of the agreement, it was agreed that Fortissimo shall not complete its investment in the Company and consequently, the Company shall not issue to Fortissimo shares of the Company, Fortissimo shall not transfer the consideration for such shares to the Company and all representations, warranties and undertakings made by the Company towards Fortissimo in the agreement and ancillary documents shall be null and void and without effect. The closing of the sale of 548,723 shares of the Company by the selling shareholders took place on February 14, 2007, which shares entitle Fortissimo to all ordinary rights to which all shareholders of the Company are entitled to according to the applicable law and according to the Articles of Association of the Company. In addition, Fortissimo shall be entitled, for as long as it holds shares of the Company, constituting more than 7.5% of the issued and outstanding share capital of the Company, to appoint one observer. The shareholders agreement between Mr. Melman, Mr. Silver, Sender Holdings and Mr. Eilenberg shall remain in full force and effect.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	–	SUBSEQUENT EVENTS (Unaudited) (Cont.)

b.	On February 1, 2007, following the approval of the board of directors of the Company, the Company signed a term sheet with Mr. Roy Neuman, pursuant to which it shall employ Mr. Neuman as Chief Executive Officer (CEO) of the Company and Orev, commencing as of April 1, 2007. Mr. Neuman’s employment may be terminated by a three months prior written notice and if such termination was initiated by him, he shall be entitled to an additional three months’ salary (the ‘adjustment period’). In June 2007, Mr. Neuman advised our board of directors of his resignation from the position of CEO of the Company and Orev, effective as of June 1, 2007. Mr. Neuman remained with the Company during the notice period of three months, until September 1, 2007, however, Mr. Neuman waived all rights to which he was entitled to pursuant to the term sheet in respect of the adjustment period, The position of CEO of the Company and Orev was resumed by Mr. Shmuel Melman, our founder, controlling shareholder and previous CEO.

CROW TECHNOLOGIES 1977 LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

List of investees as of December 31, 2005 and 2006

	Holding in shares conferring rights to profits and voting rights
	As of December 31,
	2005	2006
	%

Subsidiaries:

Crow Electronic Engineering Ltd.	100	100

Crow Latin America (U.S.A.) Inc.	-	**) 100

Secucell Ltd.	99	99

Crow Australia PTY Ltd.	60	60

Arrow Head Alarm Products Limited	51	51

Jointly controlled entities:

Freelink Ltd.	*) 48	*) 48

Actech Access Technologies Ltd.	50	50

Scan Vision Technologies Ltd.	*) 48	*) 48

Affiliate:

Video Domain Technologies Ltd.	34	34

Joint venture:

C.J.M property group	51	51

*)	50% of the voting rights.

**)	Established from December 2006 and has not yet commenced its operational activities.